Form 20-F
period 2020-08-31
Vision Marine Technologies Inc.
filed 2020-12-30
CIK 1813783

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________

Commission file number 000-39730

VISION MARINE TECHNOLOGIES INC.

(Exact name of Registrant specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Quebec, Canada

(Jurisdiction of incorporation or organization)

730 Boulevard du Curé-Boivin

Boisbriand, Quebec J7G 2A7, Canada

(Address of principal executive offices)

Kulwant Sandher; 450-951-7009; ks@v-mti.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of each exchange on which registered
Common Shares	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Common Shares Without Par Value

(Title of Class)

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of business of the period covered by the annual report.

4,585,001 Common Shares Without Par Value

Indicate by check mark if the Registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Yes ☐ No ☒

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐
Non Accelerated Filer ☐	Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has fi led a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b 2 of the Exchange Act):

Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Not applicable.

FORWARD LOOKING STATEMENTS

This annual report contains statements that constitute “forward-looking statements”. Any statements that are not statements of historical facts may be deemed to be forward-looking statements. These statements appear in a number of different places in this annual report and, in some cases, can be identified by words such as “anticipates”, “estimates”, “projects”, “expects”, “contemplates”, “intends”, “believes”, “plans”, “may”, “will”, or their negatives or other comparable words, although not all forward-looking statements contain these identifying words. Forward-looking statements in this annual report may include, but are not limited to, statements and/or information related to: strategy, future operations, projected production capacity, projected sales or rentals, projected costs, expectations regarding demand and acceptance of our products, availability of material components, trends in the market in which we operate, plans and objectives of management.

We believe that we have based our forward-looking statements on reasonable assumptions, estimates, analysis and opinions made in light of our experience and our perception of trends, current conditions and expected developments, as well as other factors that we believe to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Although management believes that the assumption and expectations reflected in such forward-looking statements are reasonable, we may have made misjudgments in preparing such forward-looking statements. Assumptions have been made regarding, among other things: our expected production capacity; labor costs and material costs, no material variations in the current regulatory environment and our ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

Such risks are discussed in Item 3.D “Risk Factors”. In particular, without limiting the generality of the foregoing disclosure, the statements contained in Item 4.B. – “Business Overview”, Item 5 – “Operating and Financial Review and Prospects” and Item 11 – “Quantitative and Qualitative Disclosures About Market Risk” are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly. Such risks, uncertainties and other factors include but are not limited to:

•	general economic and business conditions, including changes in interest rates;

•	our ability to develop our electric powertrain system in a timely and costly manner, if we can develop it at all;

•	the COVID-19 global pandemic and other natural phenomena;

•	actions by government authorities, including changes in government regulation;

•	uncertainties associated with legal proceedings;

•	changes in the electric vehicle market;

•	future decisions by management in response to changing conditions;

•	our ability to execute prospective business plans;

•	misjudgments in the course of preparing forward-looking statements;

•	our ability to raise sufficient funds to carry out its proposed business plan;

•	developments in alternative technologies or improvements in the internal combustion engine for recreational maritime vehicles;

•	dependency on certain key personnel and any inability to retain and attract qualified personnel;

•	inability to reduce and adequately control operating costs;

•	failure to manage future growth effectively; and

•	labor and employment risks.

Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Forward-looking statements might not prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements or we may have mad misjudgments in the course of preparing the forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. We wish to advise you that these cautionary remarks expressly qualify, in their entirety, all forward-looking statements attributable to our company or persons acting on our company’s behalf. We do not undertake to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements, except as, and to the extent required by, applicable securities laws. You should carefully review the cautionary statements and risk factors contained in this annual report and other documents that we may file from time to time with the securities regulators.

OTHER STATEMENTS IN THIS ANNUAL REPORT

Unless the context otherwise requires, in this Annual Report, the term(s) “we”, “us”, “our”, “Company”, “our company”, “our business” and “Canadian Electric Boat Company” refer to Vision Marine Technologies Inc.

All references to “$” or “dollars”, are expressed in Canadian dollars unless otherwise indicated.

All reference to “U.S. dollars”, “USD”, or to “US$” are to United States dollars.

We completed a 3.7-for-1 reverse stock split on September 3, 2020. The reverse split combined each three and seven-tenths of our outstanding common shares into one common share. Additionally, on January 22, 2020, we completed a 1:23,084.86 share exchange. All share and per share information in this Annual Report has been adjusted to reflect the reverse stock split and the share exchange.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected financial data

The selected historical financial information set forth below has been derived from our audited financial statements for the fiscal years ended August 31, 2020 and 2019.

Statements of Comprehensive (Loss)

	Year ended August 31,
	2020	2019	2018
Revenue	$2,417,173	$2,869,377	$1,271,566
Gross Profit	$604,390	$1,285,364	$501,727
Net and Comprehensive Income/(Loss)	$(2,275,532)	$233,066	$(185,848)
Income/(Loss) per Share – Basic and Fully Diluted	$(0.56)	$0.06	$(0.05)

Statements of Financial Position

	August 31, 2020	August 31, 2019		August 31, 2018
Cash	$1,296,756	$	Nil	$	Nil
Current Assets	$2,440,593		$1,366,769		$1,578,282
Total Assets	$3,631,625		$1,914,562		$1,993,194
Current Liabilities	$1,906,833		$1,459,534		$1,890,278
Total Liabilities	$2,839,710		$2,046,864		$2,395,987
Total Equity (Deficiency)	$791,915		$(132,302)		$(402,793)

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk Factors

An investment in our common shares carries a significant degree of risk. You should carefully consider the following risks, as well as the other information contained in this Annual Report, including our financial statements and related notes included elsewhere in this Annual Report, before you decide to purchase our shares. Any one of these risks and uncertainties has the potential to cause material adverse effects on our business, prospects, financial condition and operating results which could cause actual results to differ materially from any forward-looking statements expressed by us and a significant decrease in the value of our common shares. Refer to “Forward-Looking Statements”.

We may not be successful in preventing the material adverse effects that any of the following risks and uncertainties may cause. These potential risks and uncertainties may not be a complete list of the risks and uncertainties facing us. There may be additional risks and uncertainties that we are presently unaware of, or presently consider immaterial, that may become material in the future and have a material adverse effect on us. You could lose all or a significant portion of your investment due to any of these risks and uncertainties.

Risks Related to our Business and Industry

There is limited public information on our operating history.

Our limited public operating history makes evaluating our business and prospects difficult. Although we were formed in 2012, we did not provide public reports on the results of operations until our 2020 fiscal year. We only have two years of audited financial statements. Your investment decision will not be made with the same data as would be available as if we had a longer history of public reporting.

We currently have minimally positive net income, and if we are unable to maintain and grow our net income in the future our ability to grow our business as planned will be adversely affected.

We have made significant up-front investments in research and development, sales and marketing, and general and administrative expenses to rapidly develop and expand our business. We had a loss of $(2,275,532) in our 2020 fiscal year as compared to net income of $233,066 in our 2019 fiscal year. Net income may fail to grow or even decline in certain circumstances, many of which are beyond our control. Even after the use of the proceeds from our recent public offering on November 27, 2020, our revenues might not significantly exceed our expenses or could be less than our expenses. It may take us longer to obtain net income than we anticipate, if at all, or we may only do so at a much lower rate than we anticipate. Failure to obtain our net income would mean that we would have to curtail our planned growth in operations or resort to financings to fund such growth.

A substantial amount of our revenues in our 2020 and 2019 fiscal years were derived or sourced from related-party transactions.

Our Chief Executive Officer is an affiliate of EB Rental Ltd., an entity that rents electric boats at the Lido Marina Village in Newport, California. We respectively sold $183,880  and $455,531 of boats, parts, services and other items to EB Rental  Ltd. in our 2020 and 2019 fiscal years, which respectively represent 7.6% and 15.9% of our revenues for those years. Although we believe that these sales were on an arms’-length terms, such sales may not have occurred were it not for the relation among these parties. Had such sales not occurred, our results of operations for those fiscal years would have been different, and we may not have achieved net comprehensive income in our 2019 fiscal year.

Our plan of operations entails promoting a product candidate that we may never launch or which may not be commercially accepted if launched.

We have concentrated the majority of our research and development efforts on developing electric powertrain systems that we intend to sell to OEMs of boats following our initial public offering. We expect the electric powertrain systems to represent the majority of our revenue in the accounting periods shortly following the initial public offering. We have built prototypes of our electronic powertrain but have not shared this prototype with potential OEMs or the performance specifications of our powertrain with them. We do not know if OEMs will find our product candidate to be an attractive component in their boats or if they will find the price of our electric powertrains to be acceptable. We do not currently have any customers for our electric powertrains. Although we have received LOIs from OEMs for over 1,000 powertrains through the year ended August 31, 2024, such LOIs are non-binding and may never result in any actual sales. Even if we do develop such relationships, we might not be able to maintain them or grow them as anticipated. If we are not successful in commercializing our product candidate or if sales of our electric powertrain are less than we estimate, our business may not grow as expected, if at all, and we may fail.

To carry out our proposed business plan to build up inventory for order fulfilment, increase brand awareness and develop a new powertrain for our engines, we will require a significant amount of capital.

If the remaining funds from our November 2020 initial public offering and revenue from our business are not sufficient to cover our cash requirements, we will need to raise additional funds through the sale of our equity securities, in either private placements or additional registered offerings, and through shareholder loans. If we are unsuccessful in raising enough funds through such capital-raising efforts, we may review other financing possibilities such as bank loans. Financing might not be available to us or, if available, only on terms that are not acceptable to us.

Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor acceptance of our business plan. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay or cancel our planned activities or substantially change our current corporate structure. We might not be able to obtain any funding, and we might not have sufficient resources to conduct our business as projected, both of which could mean that we would be forced to curtail or discontinue our operations.

Terms of subsequent financings may adversely impact your investment.

We may have to engage in common equity, debt, or preferred stock financing in the future. Your rights and the value of your investment in our securities could be reduced. Interest on debt securities could increase costs and negatively impacts operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common shares. In addition, if we need to raise more equity capital from the sale of common shares, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. Common shares which we sell could be sold into any market which develops, which could adversely affect the market price.

Our future growth depends upon consumers’ willingness to purchase electric powerboats.

Our growth highly depends upon the adoption by consumers of, and we are subject to an elevated risk of any reduced demand for, electric powerboats. Without such growth, sales of our electric powertrain, if any, and our electric boats may not grow at the rate that we anticipate, if such sales grow at all. If the market for electric powerboats does not develop as we expect or develops more slowly than we expect, our business, prospects, financial condition and operating results will be negatively impacted. Despite the long history of electric powerboats, the market for them is relatively new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, frequent new electric powerboat announcements and changing consumer demands and behaviors. Powerboats with conventional gas-powered motors may be deemed preferable to electric powerboats as they tend to be more powerful, have a longer range and/or cost less. Other factors that may influence the adoption of electric powerboats include:

•	the decline of an electric powerboats range resulting from deterioration over time in the battery’s ability to hold a charge;

•	concerns about electric grid capacity and reliability, which could derail our efforts to promote electric powerboats as a practical solution to powerboats which require gasoline;

•	improvements in the fuel economy of the internal combustion engine;

•	the availability of service for electric powerboats;

•	the environmental consciousness of consumers;

•	volatility in the cost of oil and gasoline;

•	consumers’ perceptions about convenience and cost to charge an electric powerboat;

•	the availability of tax and other governmental incentives to manufacture electric powerboats; and

•	perceptions about and the actual cost of alternative fuel.

The influence of any of the factors described above may cause current or potential customers not to purchase our electric powerboat, which would materially adversely affect our business, operating results, financial condition and prospects.

Our future growth depends upon consumers’ preference for outboard motors over inboard motors.

We envision the majority of our growth deriving from the sale of one of our product candidates, an electric powertrain for an outboard motor. If consumer preferences led to a decline in outboard motors, the OEMs we intend to sell to may produce less boats, and we may not be able to sell as many electric powertrains as we anticipate, if we sell any at all. We may not be able to adapt the technology behind this powertrain for inboard motors or may only be able to do so in a way that is not cost effective.

We rely on a limited number of suppliers for key components of our finished products.

Although we manufacture all of our powerboats, we do so by assembling the component parts that we acquire from third-party suppliers rather than by producing any of those component parts ourselves. We materially depend on some of those third-party suppliers for certain components that we obtain from a limited number of suppliers, namely

•	hulls: we purchase all of our hulls from Aqualux and Abitibi & Co.,

•	motors: for our electric powertrains, we intend to purchase motors from UQM Technologies and Dana TM4 and for our boats, we purchase approximately 20% of our motors from Torqeedo, 30% from Min-Kota, 35% from E-Tech and 10% from E-Propulsion;

•	powertrains: we purchase approximately 5% of our powertrains from Piktronik, an Austrian-Slovenian company specialized in the research, development and production of components for electric vehicles and electric powerboats (which provides the powertrain used in our Bruce 22); and

•	battery packs: we purchase our lithium-ion batteries (approximately 15% of all batteries we purchase) from BMW and/or Relion Batteries who in turn rely upon Samsung cells, and we purchase our lead batteries (approximately 85% of all batteries we purchase) from Thermo Fisher Scientific Inc.

As we purchase our components and parts through purchase orders and informal arrangements rather than long-term purchase agreements, we have not contractually secured a supply chain for these components and parts. As a result of the COVID-19 pandemic, some of our third-party suppliers have experienced delays in delivering parts and components for our products. If as a result of the COVID-19 pandemic we continue to experience delays in receiving our supplies from these third-parties, if they significantly increased the cost of these components or if they ceased offering us these components, we would have to find new suppliers, which might not be possible on a timely basis, or cease production of the products in which the components are included.

The range of electric powerboats on a single charge declines over time which may negatively influence potential customers’ decisions whether to purchase our boats or boats containing our electric powertrains.

The range of electric powerboats on a single charge declines principally as a function of usage, time and charging patterns. For example, a customer’s use of their powerboat as well as the frequency with which they charge the battery can result in additional deterioration of the battery’s ability to hold a charge. During the lifetime of the lead acid batteries in powerboats, 500 to 1000 recharge cycles are possible, and our lithium battery pack will retain approximately 85% of its ability to hold its initial charge after approximately 3,000 charge cycles and 8 years, which will result in a decrease to the boat’s initial range. Such battery deterioration and the related decrease in range may negatively influence potential customer decisions whether to purchase an electric boat, which may harm our ability to market and sell our boats. Likewise, if such reasoning deters potential customers from purchasing boats made by OEMs that use our electric powertrains, they may order fewer electric powertrains from us, if they ever order any at all.

Developments in alternative technologies or improvements in the internal combustion engine may materially adversely affect the demand for our electric powerboats.

Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways we do not currently anticipate. For example, fuel which is abundant and relatively inexpensive in North America, such as compressed natural gas, may emerge as consumers’ preferred alternative to petroleum-based propulsion. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay our development and introduction of new and enhanced electric powerboats, which could result in the loss of competitiveness of our boats, decreased revenue and a loss of market share to competitors.

If we are unable to keep up with advances in electric powerboat technology, we may suffer a decline in our competitive position.

We may be unable to keep up with changes in electric powerboats technology, particularly developments with powertrains. As a result, we may suffer a decline in our competitive position. Any failure to keep up with advances in electric powerboat technology would result in a decline in our competitive position which would materially and adversely affect our business, prospects, operating results and financial condition. Our research and development efforts may not be sufficient to adapt to changes in electric powerboat technology. As technologies change, we plan to upgrade or adapt our electric powertrain candidate. We would additionally upgrade our boats and introduce new models to take advantage of these changes. However, our technology and boats may not compete effectively with alternative technology or powerboats if we are not able to source and integrate the latest technology. For example, we do not manufacture either or lead or lithium battery cells which makes us depend upon suppliers of battery cell technology for our battery packs.

Demand in the powerboat industry is highly volatile.

Volatility of demand in the powerboat industry, especially for recreational powerboats and electric powerboats, may materially and adversely affect our business, prospects, operating results and financial condition. The markets in which we will be competing have been subject to considerable volatility in demand in recent periods. Demand for recreational powerboat and electric powerboat sales depends to a large extent on general, economic and social conditions in a given market. Historically, sales of recreational powerboats decrease during economic downturns. We have fewer financial resources than more established powerboat manufacturers to withstand adverse changes in the market and disruptions in demand.

Unfavorable weather conditions may have a material adverse effect on our business, financial condition, and results of operations, especially during the peak boating season.

Adverse weather conditions in any year in any particular geographic region may adversely affect sales in that region, especially during the peak boating season. Sales of our products are generally stronger just before and during spring and summer, which represent the peak boating months in most of our markets, and favorable weather during these months generally has a positive effect on consumer demand. Conversely, unseasonably cool weather, excessive rainfall, reduced rainfall levels, or drought conditions during these periods may close area boating locations or render boating dangerous or inconvenient, thereby generally reducing consumer demand for our products. Our annual results would be materially and adversely affected if our net sales were to fall below expected seasonal levels during these periods. We may also experience more pronounced seasonal fluctuation in net sales in the future as we continue to expand our businesses. Additionally, to the extent that unfavorable weather conditions are exacerbated by global climate change or otherwise, our sales may be affected to a greater degree than we have previously experienced.

We intend to increasingly use our network of independent dealers, and we will face increasing competition for dealers and have little control over their activities.

Currently, most of our sales are directly placed with us online, but approximately 52% of our sales in our 2020 fiscal year were derived from our network of independent dealers. We have agreements with the dealers in our network that typically provide for terms of between 1 and 3 years. While we will continue to market direct sales through our website, we seek to increase revenues and diversify our sales points by expanding our network of independent dealers. We envision an increase in the number of dealers supporting our products and the quality of their marketing and servicing efforts as being essential to our ability to increase sales. We may not be successful in our effort to grow our network of independent dealers.

Competition for dealers among recreational powerboat manufacturers continues to increase based on the quality, price, value and availability of the manufacturers' products, the manufacturers' attention to customer service and the marketing support that the manufacturer provides to the dealers. We will face intense competition from other recreational powerboat manufacturers in attracting and retaining dealers, and we might not be able to attract or retain relationships with qualified and successful dealers. We might not be able to maintain or improve our relationship with our dealers or our market share position. In addition, independent dealers in the recreational powerboat industry have experienced significant consolidation in recent years, which could inhibit our ability to retain them or result in the loss of one or more of our dealers in the future if the surviving entity in any such consolidation purchases similar products from a competitor. If we do not establish a significant network of dealers, our future sales could fail to meet our projected financial condition and results of operations and cause to alter our business plan.

We envision that our success will depend, in part, upon the financial health of our dealers and their continued access to financing.

We seek to increase revenues and diversify our sales points by expanding our network of independent dealers. The financial health of our current and any future dealers is critical to our success. Our business, financial condition and results of operations may be adversely affected if the financial health of dealers that sell our products suffers. Their financial health may suffer for a variety of reasons, including a downturn in general economic conditions, rising interest rates, higher rents, increased labor costs and taxes, compliance with regulations and personal financial issues.

In addition, dealers require adequate liquidity to finance operations, including purchases of our products. Dealers are subject to numerous risks and uncertainties that could unfavorably affect their liquidity positions, including, among other things, continued access to adequate financing sources on a timely basis on reasonable terms. These sources of financing are vital to our ability to sell products through our distribution network. Access to floor plan financing generally facilitates dealers’ ability to purchase powerboats from us, and their financed purchases reduce our working capital requirements. If floor plan financing were not available to our dealers, our sales and our working capital levels could be adversely affected. The availability and terms of financing offered by dealers’ floor plan financing providers will continue to be influenced by:

•	their ability to access certain capital markets and to fund their operations in a cost-effective manner;

•	the performance of their overall credit portfolios;

•	their willingness to accept the risks associated with lending to dealers; and

•	the overall creditworthiness of those dealers.

Changes to trade policy, tariffs, and import/export regulations may have a material adverse effect on our business, financial condition, and results of operations.

Although we manufacture our products in Canada, in our last fiscal year approximately 90% of our sales occurred in the United States, a percentage that could increase as our operations expand. Changes in laws and policies governing foreign trade could adversely affect our business. As a result of recent policy changes, there may be greater restrictions and economic disincentives on international trade. We will particularly be affected by the Agreement Between the United States of America, the United Mexican States, and Canada (commonly known as USMCA), if ratified by all participants, the effects of which are not certain. Such changes have the potential to adversely impact the global and local economies, our industry and global demand for our products and, as a result, could have a material adverse effect on our business, financial condition and results of operations.

Interest rates and energy prices affect marine products’ sales

Although our products are not frequently financed by our dealers and retail powerboat consumers, we envision this becoming more common as we expand our operations and grow our network of distributors. This may not occur if interest rates meaningfully rise because higher rates increase the borrowing costs and, accordingly, the cost of doing business for dealers and the cost of powerboat purchases for consumers. Energy costs can represent a large portion of the costs to manufacture our products and increase their ultimate sales price. Therefore, higher interest rates and fuel costs can adversely affect consumers’ decisions relating to recreational powerboating purchases.

We have a large fixed cost base that will affect our profitability if our sales decrease.

The fixed cost levels of operating a recreational powerboat manufacturer can put pressure on profit margins when sales and production decline. Our profitability depends, in part, on our ability to spread fixed costs over a sufficiently large number of products sold and shipped, and if we decide to reduce our rate of production, gross or net margins could be negatively affected. Consequently, decreased demand or the need to reduce production can lower our ability to absorb fixed costs and materially impact our financial condition or results of operations.

We depend on certain key personnel, and our success will depend on our continued ability to retain and attract such qualified personnel.

Our success depends on the efforts, abilities and continued service of Alexandre Mongeon, our Chief Executive Officer, Patrick Bobby, our Chief Operating Officer, and Kulwant Sandher, our Chief Financial Officer. A number of these key employees and consultants have significant experience in the recreational boating and manufacturing industry. A loss of service from any one of these individuals may adversely affect our operations, and we may have difficulty or may not be able to locate and hire a suitable replacement. We have not obtained any “key person” insurance on certain key personnel.

We are subject to numerous environmental and health and safety laws and any breach of such laws may have a material adverse effect on our business and operating results.

We are subject to numerous environmental and health and safety laws, including statutes, regulations, bylaws and other legal requirements. These laws relate to the generation, use, handling, storage, transportation and disposal of regulated substances, including hazardous substances (such as batteries), dangerous goods and waste, emissions or discharges into soil, water and air, including noise and odors (which could result in remediation obligations), and occupational health and safety matters, including indoor air quality. These regulations also apply to any contamination that our powerboats cause in the lakes and rivers in which they operate. These legal requirements vary by location and can arise under federal, provincial, state or municipal laws. Any breach of such laws and/or requirements would have a material adverse effect on our company and its operating results.

Our powerboats are subject to mandated safety standards and failure to meet those standards would have a material adverse effect on our business and operating results.

Given the inherent dangers involved with powerboats, all powerboats sold must comply with federal, state and provincial safety standards. Additionally, most powerboats sold in the United States meet the safety standards set by the ABYC, a non-profit, member organization that develops voluntary safety standards for the design, construction, maintenance, and repair of recreational powerboats and the NMMA. Our powerboats have been certified by the United States Coast Guard, the Canadian Coast Guard, meet the ABYC safety standards and have received CE marking indicating their conformity with health, safety, and environmental protection standards within the European Economic Area. Loss of any of these certifications or failure to obtain them for future products could have a material adverse effect on our business and operating results.

If we are unable to meet the service requirements of our customers, our business will be materially and adversely affected.

We do not offer warranties or provide service for our boats and do not intend to offer warranties on our powertrains systems. Instead, the purchasers of our boats and of our powertrains may rely upon the warranties and services of the manufacturers of the components used in our boats. As all such warranties are provided by third-party suppliers, the quality and timeliness of such service is outside of our control. Additionally, the terms of such warranties, including the length of time of coverage, and servicing terms, including locations and labor cost, are not uniform. If our purchasers and potential purchasers believe that warranties and servicing capabilities provided by our third-party suppliers are unable to successfully address their service requirements, the reputation of our brand will suffer and business and prospects could be materially and adversely affected.

We may not succeed in establishing, maintaining and strengthening the Vision Marine Technologies Inc. brand, which would materially and adversely affect customer acceptance of our boats and components and our business, revenues and prospects.

Our business and prospects heavily depend on our ability to develop, maintain and strengthen the Vision Marine Technologies brand and the brands of our powerboat models. Any failure to develop, maintain and strengthen these brands may materially and adversely affect our ability to sell our products. If we are not able to establish, maintain and strengthen our brands, we may lose the opportunity to build our customer base. We expect that our ability to develop, maintain and strengthen the Vision Marine Technologies brand will also depend heavily on the success of our marketing efforts. To further promote our brand, we may be required to change our marketing practices, which could result in substantially increased advertising expenses, including the need to use traditional media such as television, radio and print. Many of our current and potential competitors have greater name recognition, broader customer relationships and substantially greater marketing resources than we do. If we do not develop and maintain strong brands, our business, prospects, financial condition and operating results will be materially and adversely impacted.

Increases in costs, disruption of supply or shortage of raw materials, in particular lithium-ion cells, could harm our business.

Although we do not materially use raw materials in the production of our electronic powerboats, we purchase the necessary parts and components for our boats from third-party suppliers that do. Were those third-party suppliers to experience increases in the cost or a sustained interruption in the supply or shortage of raw materials, the corresponding parts and components could become more costly or less available (if still available at all). For example, our supply chain has been impacted by the COVID-19 pandemic as some of our third-party suppliers have experienced delays in delivering parts and components for our products. We are particularly exposed to a supply-chain risk as we have not contractually secured long-term supply commitments at fixed prices with our third-party suppliers. The prices for these raw materials fluctuate depending on market conditions and global demand for these materials and price fluctuations and material shortages could adversely affect our business and operating results. For instance, we are exposed to multiple risks relating to price fluctuations for lithium-ion cells. These risks include:

•	the inability or unwillingness of current battery manufacturers to build or operate battery cell manufacturing plants to supply the numbers of lithium-ion cells required to meet demand;

•	disruption in the supply of cells due to quality issues or recalls by the battery cell manufacturers; and

•	an increase in the cost of raw materials, such as cobalt, used in lithium-ion cells.

Our business depends on the continued supply of battery cells for our boats. We do not currently have any agreements for the supply of batteries and depend upon the open market for their procurement. Any disruption in the supply of battery cells from our supplier could temporarily disrupt the planned production of our boats until such time as a different supplier is fully qualified. Moreover, battery cell manufacturers may choose to refuse to supply electric boat manufacturers to the extent they determine that the boats are not sufficiently safe. Furthermore, current fluctuations or shortages in petroleum and other economic conditions may cause us to experience significant increases in freight charges and raw material costs. Substantial increases in the prices for our raw materials would increase our operating costs and could reduce our margins if we cannot recoup the increased costs through increased electric boat prices. We might not be able to recoup increasing costs of raw materials by increasing boat prices. We publish the price for the base model of our powerboats. However, any attempts to increase the published prices in response to increased raw material costs could be viewed negatively by our potential customers, result in cancellations of orders and could materially adversely affect our brand, image, business, prospects and operating results.

If our suppliers sell us parts or components containing conflict minerals, we may be required at significant expense to find suppliers that do not use conflict minerals.

In 2010, Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”) requiring the Securities and Exchange Commission (“SEC”) to issue rules specifically relating to the use of “Conflict Minerals” within manufactured products. Conflict Minerals are currently defined by U.S. Law as tin, tantalum, tungsten and gold (also known as “3TG”) and related derivatives. Within a year of becoming a public company, the SEC rules require any SEC registrant whose commercial products contain any 3TG (“3TG Product”) to determine whether the 3TG in the 3TG Product originated from the Democratic Republic of the Congo (“DRC”) or adjoining countries (collectively, the “DRC Region”) and, if so, whether the 3TG is “conflict free”. “3TG Conflict Free” means that the supply chain is transparent and the 3TG in 3TG Products does not directly or indirectly benefit armed groups responsible for serious human rights abuses in the DRC Region. By enacting this provision, Congress intends to further the humanitarian goal of ending the extremely violent conflict in the DRC Region, which has been partially financed by the exploitation and trade of 3TG originating in the DRC Region.

We will need to expend time and money on determining whether our products contain conflict minerals. If our suppliers use conflict minerals in the production of the parts and components that we purchase from them, we may need to find alternative suppliers. If possible, this may only be possible at significant expense or with material delays in production.

Our software to control our electric powertrain systems contains “open source” software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

We use software to control our electric powertrain systems that relies upon “open source” licenses and intend to use such software in the future. Although we do not believe that the open source code we have used imposes any limitations on the use of the software that we have developed, the terms of many open source licenses have not been interpreted by United States or other courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our solutions including requirements that we make available source code for modifications or derivative works we create based upon the open source software or license such modifications or derivative works. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on origin of the software. We cannot be sure that all open source is submitted for approval prior to use in our solutions. In addition, many of the risks associated with usage of open source cannot be eliminated, and could, if not properly addressed, negatively affect the performance of our electric powertrains and our business.

We rely on network and information systems and other technologies for our business activities and certain events, such as computer hackings, viruses or other destructive or disruptive software or activities may disrupt our operations, which could have a material adverse effect on our business, financial condition and results of operations.

Network and information systems and other technologies are important to our business activities and operations. Network and information systems-related events, such as computer hackings, cyber threats, security breaches, viruses, or other destructive or disruptive software, process breakdowns or malicious or other activities could result in a disruption of our services and operations or improper disclosure of personal data or confidential information, which could damage our reputation and require us to expend resources to remedy any such breaches. Moreover, the amount and scope of insurance we maintain against losses resulting from any such events or security breaches may not be sufficient to cover our losses or otherwise adequately compensate us for any disruptions to our businesses that may result, and the occurrence of any such events or security breaches could have a material adverse effect on our business and results of operations. The risk of these systems-related events and security breaches occurring has intensified, in part because we maintain certain information necessary to conduct our businesses in digital form stored on cloud servers. While we develop and maintain systems seeking to prevent systems-related events and security breaches from occurring, the development and maintenance of these systems is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated. Despite these efforts, there can be no assurance that disruptions and security breaches will not occur in the future. Moreover, we may provide certain confidential, proprietary and personal information to third parties in connection with our businesses, and while we obtain assurances that these third parties will protect this information, there is a risk that this information may be compromised. The occurrence of any of such network or information systems-related events or security breaches could have a material adverse effect on our business, financial condition and results of operations.

If the governmental grants and tax credits that we receive were no longer available, our net income would be materially reduced.

We receive governmental benefits in connection with our operations. In connection with the production of our powerboats and our research into green technology, we have been able to receive tax credits and grants provided by the Quebec provincial government and the Canadian federal government. In our 2020 and 2019 fiscal years, we received scientific research and development tax credits of $244,573 and $182,695 and grants of $165,061 and $379,080,  respectively, under an energy and greenhouse gas emission reduction innovation support program (known as Technoclimat). We intend to continue applying for such grants and receiving such tax credits. Without such grants and tax credits, our net income in each of the past two fiscal years would have been a net loss. If they were no longer available, our business, prospects, financial condition and operating results could be adversely affected.

The unavailability, reduction or elimination of government could have a material adverse effect on our business, financial condition, operating results and prospects.

Although we are unaware of substantial governmental economic incentives, such as tax credits and rebates, that customers may receive in connection with the purchase of our products, there are certain governmental regulations whose repeal could affect the desirability of our powerboats. In particular, local and regional restrictions of internal combustion engines on certain waterways, make electric boats an attractive alternative for use in such lakes and rivers. Any reduction, elimination or discriminatory application of such rules because of policy changes or other reasons may result in the diminished competitiveness of electric boats generally. This could materially and adversely affect the growth of our market and our business, prospects, financial condition and operating results.

If we fail to manage future growth effectively, we may not be able to market or sell our powerboats or powertrains successfully.

Any failure to manage our growth effectively could materially and adversely affect our business, prospects, operating results and financial condition. We plan to expand our operations in the near future. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. Risks that we face in undertaking this expansion include:

•	training new personnel;

•	forecasting production and revenue;

•	expanding our marketing efforts, including the marketing of a new powertrain that we use;

•	controlling expenses and investments in anticipation of expanded operations;

•	establishing or expanding design, manufacturing, sales and service facilities;

•	implementing and enhancing administrative infrastructure, systems and processes; and

•	addressing new markets.

We intend to continue to hire a number of additional personnel, including design and manufacturing personnel and service technicians for our electric boats and powertrains. Competition for individuals with experience designing, manufacturing and servicing electric boats is intense, and we may not be able to attract, assimilate, train or retain additional highly qualified personnel in the future. The failure to attract, integrate, train, motivate and retain these additional employees could seriously harm our business and prospects.

Our business may be adversely affected by labor and union activities.

None of our employees are currently represented by a labor union, it is common in Quebec for employees of manufacturers of a certain size to belong to a union. Although we do not believe that we are currently of a size where our employees will unionize, were they to do so now or in the future, we would be at risk for higher employee costs and increased risk of work stoppages. We also directly and indirectly depend upon other companies with unionized work forces, such as parts suppliers and trucking and freight companies, and work stoppages or strikes organized by such unions could have a material adverse impact on our business, financial condition or operating results. If a work stoppage occurs within our business, that of our key suppliers or our network of distributors, it could materially reduce the manufacture and sale of our boats and have a material adverse effect on our business, prospects, operating results or financial condition.

Our ability to meet our manufacturing workforce needs is crucial to our results of operations and future sales and profitability.

We rely on the existence of an available hourly workforce to manufacture our products. We cannot assure you that we will be able to attract and retain qualified employees to meet current or future manufacturing needs at a reasonable cost, or at all. For instance, the demand for skilled employees has increased recently with the low unemployment rates in the regions where we have manufacturing facilities. Also, although none of our employees are currently covered by collective bargaining agreements, we cannot assure you that our employees will not elect to be represented by labor unions in the future. Additionally, competition for qualified employees could require us to pay higher wages to attract a sufficient number of employees. Significant increases in manufacturing workforce costs could materially adversely affect our business, financial condition or results of operations.

We compete with a variety of other activities for consumers’ scarce leisure time.

Our powerboats are used for recreational and sport purposes, and demand for our powerboats may be adversely affected by competition from other activities that occupy consumers’ leisure time and by changes in consumer lifestyle, usage pattern or taste. Similarly, an overall decrease in consumer leisure time may reduce consumers’ willingness to purchase and enjoy our products.

Product liability, warranty, personal injury, property damage and recall claims may materially affect our financial condition and damage our reputation.

We are engaged in a business that exposes us to claims for product liability and warranty claims in the event our products actually or allegedly fail to perform as expected or the use of our products results, or is alleged to result, in property damage, personal injury or death. Our products involve kinetic energy, produce physical motion and are to be used on the water, factors which increase the likelihood of injury or death. Our products contain Lithium-ion batteries, which have been known to catch fire or vent smoke and flame, and chemicals which are known to be, or could later be proved to be, toxic carcinogenic. Any judgment or settlement for personal injury or wrongful death claims could be more than our assets and, even if not justified, could prove expensive to contest.

We do not provide warranties for our powerboats but instead rely upon the warranties provided by the third-party manufacturers from whom we purchase the components for our powerboats. Although we maintain product and general liability insurance of the types and in the amounts that we believe are customary for the industry, we are not fully insured against all such potential claims. We may experience legal claims in excess of our insurance coverage or claims that are not covered by insurance, either of which could adversely affect our business, financial condition and results of operations. Adverse determination of material product liability and warranty claims made against us could have a material adverse effect on our financial condition and harm our reputation. In addition, if any of our products or components in our products are, or are alleged to be, defective, we may be required to participate in a recall of that product or component if the defect or alleged defect relates to safety. Any such recall and other claims could be costly to us and require substantial management attention.

Our intellectual property is not protected through patents or formal copyright registration. As a result, we do not have the full benefit of patent or copyright laws to prevent others from replicating our products, product candidates and brands.

We have not yet protected our intellectual property rights through patents or formal copyright registration, and we do not currently have any patent applications pending. As we intend to transition into the production of electric powertrains to OEMs, we envision our intellectual property and its security becoming more vital to our future. Until we protect our intellectual property through patent, trademarks and registered copyrights, we may not be able to protect our intellectual property and trade secrets or prevent others from independently developing substantially equivalent proprietary information and techniques or from otherwise gaining access to our intellectual property or trade secrets. In such an instance, our competitors could produce products that are nearly identical to ours resulting in us selling less products or generating less revenue from our sales.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

We rely on trade secrets, know-how and technology, which are not protected by patents, to protect the intellectual property behind our electric powertrain and for the construction of our boats. We do not yet use confidentiality agreements with our collaborators, employees, consultants, outside scientific collaborators and sponsored researchers and other advisors to protect our proprietary technology and processes. We intend to use such agreements in the future, but these agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such party. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Our patent applications may not result in issued patents, which may have a material adverse effect on our ability to prevent others from interfering with our commercialization of our products.

Although we currently do not have any patents or pending patent application, we intend to file patent applications in the future in connection with our electric outboard powertrain systems. The registration and enforcement of patents involves complex legal and factual questions and the breadth and effectiveness of patented claims is uncertain. We cannot be certain that we will be first to file patent applications on this or other inventions, nor can we be certain that such patent applications will result in issued patents or that any of our issued patents will afford sufficient protection against someone creating competing products, or as a defensive portfolio against a competitor who claims that we are infringing its patents. In addition, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States, and thus we cannot be certain that foreign patent applications, if any, will result in issued patents in those foreign jurisdictions or that such patents can be effectively enforced, even if they relate to patents issued in the United States.

We do not have trademarks for our products and trade names.

Although we use our logo as a trademark and have applied for its registration at the Canadian Intellectual Property Office, we do not have other trademarks for any of our brand names and logos in the United States or elsewhere. Any trademark applications that we file with a relevant governmental authority for brand names/logos might not be approved. Failure to obtain such approval could limit our ability to use the brand names/logos in those territories or lead our products be confused with, and/or tarnished by, competing products. Even if appropriate applications were made and approved, third parties may oppose or otherwise challenge such applications or registrations.

We may need to defend ourselves against patent or trademark infringement claims, which may be time-consuming and would cause us to incur substantial costs.

The status of the protection of our intellectual property is unsettled as we do not have any patents, trademarks or registered copyrights and have not applied for the same. Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our powerboats and electric powertrains or use third-party components, which could make it more difficult for us to operate our business. From time to time, we may receive communications from third parties that allege our products or components thereof are covered by their patents or trademarks or other intellectual property rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights. If we are determined to have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:

•	cease making, using, selling or offering to sell processes, goods or services that incorporate or use the third-party intellectual property;

•	pay substantial damages;

•	seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all;

•	redesign our boats or other goods or services to avoid infringing the third-party intellectual property;

•	establish and maintain alternative branding for our products and services; or

•	find-third providers of any part or service that is the subject of the intellectual property claim.

In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology or other intellectual property right, our business, prospects, operating results and financial condition could be materially adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under the laws of the Province of Quebec, a substantial portion of our assets are in Canada and all of our directors and executive officers reside outside the United States

We are constituted under the laws of the Business Corporations Act (Quebec) (the “Business Corporation Act”) and our executive offices are located outside of the United States in Boisbriand, Quebec. All of our officers, and directors, as well as our auditor reside outside the United States. In addition, a substantial portion of their assets and our assets are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside of the United States, judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. Federal or state securities laws. Furthermore, there is substantial doubt as to the enforceability in Canada against us or against any of our directors, officers and the expert named in this Annual Report who are not residents of the United States, in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities based solely upon the civil liability provisions of the U.S. federal securities laws. In addition, shareholders in Quebec corporations may not have standing to initiate a shareholder derivative action in U.S. federal courts.

As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Global economic conditions could materially adversely impact demand for our products and services.

Our operations and performance depend significantly on economic conditions. Global financial conditions continue to be subject to volatility arising from international geopolitical developments and global economic phenomenon, as well as general financial market turbulence, including a significant recent market reaction to the novel coronavirus (COVID-19), resulting in a significant reduction in many major market indices. Uncertainty about global economic conditions could result in accordingly, on our business, results of operations or financial condition. Access to public financing and credit can be negatively affected by the effect of these events on Canadian, U.S. and global credit markets. The health of the global financing and credit markets may affect our ability to obtain equity or debt financing in the future and the terms at which financing or credit is available to us. These instances of volatility and market turmoil could adversely affect our operations and the trading price of our common shares.

•	customers postponing purchases of our products and services in response to tighter credit, unemployment, negative financial news and/or declines in income or asset values and other macroeconomic factors, which could have a material negative effect on demand for our products and services; and

•	third-party suppliers being unable to produce parts and components for our products in the same quantity or on the same timeline or being unable to deliver such parts and components as quickly as before or subject to price fluctuations, which could have a material adverse effect on our production or the cost of such production; and

Our business may be materially affected by the COVID-19 Outbreak

The outbreak of the novel coronavirus (COVID-19) may cause disruptions to our business and operational plans. These disruptions may include disruptions resulting from (i) shortages of employees, (ii) unavailability of contractors and subcontractors, (iii) interruption of, or price fluctuations in, supplies from third parties upon which we rely, (iv) restrictions that governments impose to address the COVID-19 outbreak, and (v) restrictions that we and our contractors and subcontractors impose to ensure the safety of employees and others. Although we have not noticed any decrease to orders that we would attribute to COVID-19, we believe that COVID-19 is impacting our supply chain by increasing the amount of time between ordering third-party materials needed for our boats and their delivery. Continued delays in our supply chain could adversely impact our production and, in turn, our revenues. Further, it is presently not possible to predict the extent or durations of these disruptions. These disruptions may have a material adverse effect on our business, financial condition and results of operations. Such adverse effect could be rapid and unexpected. These disruptions may severely affect our ability to carry out our business plans for 2021 and 2022.

Fluctuations in currency exchange rates may significantly impact our results of operations.

Our operations are conducted in Canada, but the vast majority of our sales have occurred in the United States. As a result, we are exposed to an exchange rate risk between the U.S. and Canadian dollars. The exchange rates between these currencies in recent years have fluctuated significantly and may continue to do so in the future. An appreciation of the Canadian dollar against the U.S. dollar could increase the relative cost of our products outside of Canada, which could lead to decreased sales. Conversely, to the extent that we are required to pay for goods or services in U.S. dollars, the depreciation of the Canadian dollar against the U.S. dollar would increase the cost of such goods and services.

We do not hedge our currency exposure and, therefore, we incur currency transaction risk whenever we enter into either a purchase or sale transaction using a currency other than the Canadian dollar. Given the volatility of exchange rates, we might not be able to effectively manage our currency transaction risks, and volatility in currency exchange rates might have a material adverse effect on our business, financial condition or results of operations.

If we experience material weaknesses or otherwise fail to maintain an effective system of internal controls   over financial reporting, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

We restated our August 31, 2019 audited financial statements as they did not properly account for a reverse split of our common shares and a share exchange that occurred after the applicable year end. The restatement reflects a material weaknesses in our internal controls over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal controls over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness related to our having insufficient technical accounting expertise related to recapitalization transactions and share transactions.

Although we have taken measures to strengthen our internal controls over financial reporting since the date that our board initially approved of our August 31, 2019 audited financial statements, including  the formation of an audit committee, the appointment of a director who qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Listing Rules of the Nasdaq Stock Market and the hiring of a financial controller, with technical accounting expertise related to accounting standards applicable to public companies,  scheduled to begin employment in January 2021, and may take additional remedial measures, these measures might not be sufficient to avoid potential future material weaknesses. Accordingly, there could continue to be a possibility that a material misstatement of our financial statements would not be prevented or detected on a timely basis.

If we fail to identify or remediate any future material weaknesses in our internal controls over financial reporting, if we are unable to conclude that our internal controls over financial reporting are effective or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting when we are no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected. As a result of such failures, we could also become subject to investigations by Nasdaq, the SEC or other regulatory authorities, and become subject to litigation from investors and stockholders, which could harm our reputation and financial condition or divert financial and management resources from our regular business activities.

Risks Related to Our Common Shares and this Offering

Our executive officers and directors beneficially own approximately 45.6% of our common shares.

As of December 24, 2020, our executive officers and directors beneficially owned, in the aggregate, 45.6% of our common shares, which includes shares that our executive officers and directors have the right to acquire pursuant to stock options which have vested or will vest within the next 60 days. As a result, they are able to exercise a significant level of control over all matters requiring shareholder approval, including the election of directors, amendments to our Articles of Incorporation and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of our company or changes in management and will make the approval of certain transactions difficult or impossible without the support of these shareholders.

In addition, Nasdaq provides a “controlled company”, a company of which more than 50% of the voting power for the election of its directors is held by a single person, entity or group, with exemptions from certain corporate governance requirements, including the requirement that a majority of its board of directors consist of independent directors. While we will not be a "controlled company" after the offering pursuant to Nasdaq rules, two of our directors each beneficially own approximately 27.5% of our common shares through a commonly controlled entity. Any future concentration of voting power among these directors or other persons could result in our becoming a "controlled company". If we become a "controlled company," we may elect to rely on certain exemptions from Nasdaq’s corporate governance rules. In such case, you may not have the same protection afforded to shareholders of companies that are subject to those corporate governance requirements.

The continued sale of our equity securities will dilute the ownership percentage of our existing shareholders and may decrease the market price for our common shares.

Our Articles of Incorporation, as amended by our Articles of Amendment, authorize the issuance of an unlimited number of common shares, also referred to in our Articles of Amendment as Common Shares, which are issuable in four series, of which an unlimited number are designated as Voting Common Shares – Series Founder, an unlimited number are designated as Voting Common Shares – Series Investor 1, an unlimited number are designated as Voting Common Shares – Series Investor 2 and an unlimited number are designated as Non-Voting Common Shares. All of our currently issued and outstanding common shares are Voting Common Shares – Series Founder, Voting Common Shares – Series Investor 1 and Voting Common Shares – Series Investor 2, and there is no difference in the rights and obligations of the holders of shares of those classes. The issuance of any such common shares may result in a reduction of the book value or market price, if one exists at the time, of the outstanding common shares. If we do issue any additional common shares, such issuance also will cause a reduction in the proportionate ownership and voting power of all other shareholders. As a result of such dilution, if you acquire common shares, your proportionate ownership interest and voting power could be decreased. Further, any such issuances could result in a change of control or a reduction in the market price for our common shares.

The market price of our common shares may be volatile and may fluctuate in a way that is disproportionate to our operating performance.

Currently, there is no public market for our common shares. Although we will not close this offering unless our application to list our common shares on the Nasdaq Capital Market is approved, such listing might not result in significant volume, a per common share market price in excess of the per common share price in this offering or per common share price stability. The value of your investment could decline due to the impact of any of the following factors upon the market price of our common shares:

•	sales or potential sales of substantial amounts of our common shares;

•	announcements about us or about our competitors;

•	litigation and other developments relating to our patents or other proprietary rights or those of our competitors;

•	conditions in the marine product industry;

•	governmental regulation and legislation;

•	variations in our anticipated or actual operating results;

•	change in securities analysts’ estimates of our performance, or our failure to meet analysts’ expectations;

•	change in general economic trends; and

•	investor perception of our industry or our prospects.

Many of these factors are beyond our control. The stock markets in general, and the market for marine product companies in particular, have historically experienced extreme price and volume fluctuations. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price.  A broad or active public trading market for our common shares may not develop or be sustained.

We do not intend to pay dividends and there will thus be fewer ways in which you are able to make a gain on your investment.

We have never paid any cash or stock dividends, and we do not intend to pay any dividends for the foreseeable future. To the extent that we require additional funding currently not provided for in our financing plan, our funding sources may prohibit the payment of any dividends. Because we do not intend to declare dividends, any gain on your investment will need to result from an appreciation in the price of our common shares. There will therefore be fewer ways in which you are able to make a gain on your investment.

FINRA sales practice requirements may limit your ability to buy and sell our common shares, which could depress the price of our shares.

FINRA rules require broker-dealers to have reasonable grounds for believing that an investment is suitable for a customer before recommending that investment to the customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status and investment objectives, among other things. Under interpretations of these rules, FINRA believes that there is a high probability such speculative low-priced securities will not be suitable for at least some customers. Thus, FINRA requirements may make it more difficult for broker-dealers to recommend that their customers buy our common shares, which may limit your ability to buy and sell our shares, have an adverse effect on the market for our shares and, thereby, depress their market prices.

Volatility in our common shares price may subject us to securities litigation.

The market for our common shares may have, when compared to seasoned issuers, significant price volatility, and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

We have broad discretion in the use of the net proceeds from our initial public offering in November 2020 and may not use them effectively.

In November 2020, we completed an initial public offering in which we raised net proceeds of approximately US$24,940,000. Our management has broad discretion in the application of the net proceeds from that offering, and you do not have the opportunity to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply those funds effectively could harm our business.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

•	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Our shareholders may not have access to certain information they may deem important and are accustomed to receiving from U.S. reporting companies.

As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our common shares less attractive to investors.

For as long as we remain an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.  Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our common shares less attractive as a result, there may be a less active trading market for such securities and their market prices may be more volatile.

If we are, or were to become, a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes, U.S. investors in our common shares would be subject to certain adverse U.S. federal income tax consequences.

In general, a non-U.S. corporation will be a PFIC for any taxable year if (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. We do not expect to be a PFIC for our current taxable year or in the foreseeable future. However, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were a PFIC for any taxable year during which a U.S. investor held common shares, such investor would be subject to certain adverse U.S. federal income tax consequences, such as ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, an additional interest charge on certain taxes treated as deferred, and additional reporting requirements under U.S. federal income tax laws and regulations. If we are characterized as a PFIC, a U.S. investor may be able to make a “mark-to-market” election with respect to our common shares that would alleviate some of the adverse consequences of PFIC status. Although U.S. tax rules also permit a U.S. investor to make a “qualified electing fund” election with respect to the shares of a non-U.S. corporation that is a PFIC if the non-U.S. corporation provides certain information to its investors, we do not currently intend to provide the information that would be necessary for a U.S. investor to make a valid “qualified electing fund” election with respect to our common shares.

ITEM 4. INFORMATION ON THE COMPANY

A. History and development of the Company

We were incorporated on August 29, 2012, under the laws of the province of Quebec, Canada, and our principal activity is the design, development and manufacturing of electric outboard powertrain systems and electric boats. We do not currently have any subsidiaries.

On November 27, 2020, we issued 2,760,000 Common Shares in our initial public offering. After deducting underwriting discounts, commissions and offering expenses, the net proceeds from the offering were approximately US$24,940,000. In connection with the offering, we listed our Common Shares on the Nasdaq Capital Market under the symbol “VMAR”.

Our principal executive offices are located at 730 Boulevard du Curé-Boivin, Boisbriand, Quebec J7G 2A7, Canada. Our phone number is 450-951-7009. Our website address is https://electricboats.ca. The information contained on, or that can be accessed through, our website is not part of this Annual Report. We have included our website address in this Annual Report solely as an inactive textual reference.

B. Business Overview

General

We are in the business of designing and manufacturing electric outboard powertrain systems and our related technology. We believe that our electric outboard powertrain systems are significantly more efficient and powerful than those currently being offered in the market today. In particular, we have recorded powertrain efficiencies of more than 94%, well above the 54% efficiency that we recorded for our principal competitor’s product. Increases in powertrain efficiency allows for more power and range, both of which are highly desirable characteristics for consumers in the marketplace. Although our primary focus is on electric outboard powertrain technology, we will continue to design, manufacture and sell our high-performance, fully-electric boats to commercial and retail customers. According to Research and Markets, the global electric boat market will reach US$12.32 billion in 2027 up significantly from US$4.5 billion in 2018.

We have developed our first fully-electric outboard powertrain system that combines an advanced battery pack, inverter, high-efficiency motor with proprietary union assembly between the transmission and the electric motor design and extensive control software. Our technologies used in this powertrain system are designed to improve the efficiency of the outboard powertrain and, as a result, increase range and performance. We believe our approach in marketing and selling our powertrain technology to boat designers and manufacturers will enable us to leverage their distribution and servicing systems with minimal capital outlay. We expect our core intellectual property contained within our outboard electric powertrain systems to form the foundation for our future growth and for such systems to represent the majority of our revenue shortly following this initial public offering of our common shares.

We continue to manufacture hand-crafted, highly durable, low maintenance, environmentally-friendly electric recreational powerboats. In our last two fiscal years, we manufactured 47 and 46 powerboats, respectively, and we expect to manufacture approximately 150 powerboats in calendar 2021 . We sell powerboats to retail customers and operators of rental fleets of powerboats through which we seek to build brand awareness. We intend to continue to build brand awareness by partnering with marina operators to offer rental fleets of electric boats. We conduct our transactions directly to customers through our website or through a network of marinas, distributors and show rooms.

In an effort to improve air quality and protect local water habitats, cities and local municipalities are beginning to ban or restrict the use of gasoline- and diesel-powered boats from local waterways, lakes and rivers. For example, Teal Lake in Michigan, USA, bans the standard use of powerboat motors fueled by gasoline or diesel. This trend is beginning to take hold in other parts of the United States, including Washington state, which has provided clear examples of the harm that gasoline products cause on local waterways, and New Hampshire, where the Department of Safety has published restrictions on the use of gasoline and diesel-powered boats across its state.

Our Electric Outboard Powertrain Systems

A powertrain system is a vehicle’s infrastructure that converts energy into movement. In an electric boat, that infrastructure starts at the battery pack, continues with an inverter, goes to the motor and ends with the propeller. Electric powertrains have less moving parts than powertrains for boats with an internal combustion engine and, as a result, tend to break less and require less complex servicing.

The efficiency of a powertrain system determines the range of a boat on a single battery charge and the speed at which the boat operates. We find existing electric powertrain systems unsatisfactory because of their insufficient yields and limited power range. In 2015, we decided to research technology to take advantage of this vacuum and develop an in-house system, relying on existing third-party components where possible. We noted the need for innovation in the following areas:

•	optimizing the electric motor to improve efficiency and range by customizing the power to the motor from different battery suppliers;

•	developing optimization software that reads and calibrates the controller to suit the current use of the outboard electric powertrain system;

•	using appropriate components, including the battery;

•	customizing gears and propellers to a boat's specifications. We have recorded the efficiency of our principal competitor’s electric powertrain system as 54%, meaning that only 54% of the power leaving the battery pack reached the propeller. Our proprietary union and direct transmission system allow our prototype powertrains to have an efficiency of 94% which provides a competitive advantage over current electric outboard motors. We have also chosen a propeller design which when combined with the efficiencies obtained using our proprietary union and transmission system, provides optimal results; and

•	developing an innovative controller, in particular, one that:

o	improves control over thermal overheating and thus protects the electric powertrain system;
o	incorporates a dual electrical and mechanical cooling system allowing for a better performance of the electric powertrain system;
o	detects possible operating problems (for example cavitation); and
o	reduces jolts and noise.

Our electric powertrain is designed to have 180 hp (horsepower) and 236 Lb. ft at 94% load. Furthermore, the electric powertrain system will be liquid cooled as compared to air cooled.

We intend to produce our electric powertrain at our current facilities in Quebec. We believe that we can produce up to 300 electric powertrains per year in addition to producing 150 boats in our current facilities in the year following the initial public offering. If customer demand is sufficiently high for our electric powertrains and we foresee demand for more than 300 units in a year, we will require additional manufacturing space. Although we believe that we will be able to find comparable space at a similar price on relatively short notice, including space adjacent to our current facility that is owned by our current landlord and our CEO, such space may not be available when needed.

The production of our electric powertrain will consist of assembling components from third parties, including battery packs, inverters and high-efficiency motors. We intend to use advanced batteries in our battery packs but do not envision depending on a limited number of suppliers as we will be able to use a wide range of batteries. Consequently, we have not entered into long-term contracts for the supply of batteries. We will source the inverters from UQM (Danfoss Editron) and motors from UQM (Danfoss Editron) and Dana TM4.

Our electric powertrains will be controlled by control software developed in house. We have used open-source software code to develop our own battery management system software that will be tailored to regulate the power from the battery pack to the electric motor and its related systems.

We have received governmental support in connection with our development of electric powertrain. In our 2020 and 2019 fiscal years, we respectively received scientific research and development tax credits of $221,283 and $163,743 and grants of $165,061 and $379,080 under an energy and greenhouse gas emission reduction innovation support program (known as Technoclimat).

Specifications of our first outboard electric powertrain:

We have developed our first fully-electric outboard powertrain system that combines an advanced battery pack, inverter, high-efficiency motor with proprietary union assembly between the transmission and the electric motor design and extensive control software. We set out below the current specifications of this outboard electric powertrain.

Maximum power	180 HP, 135 kW
Max torque	250 ft.lb, 340 Nm
Continuous power	90 kW
Voltage	650 V
Efficiency	94%
Weight	413 Lbs., 188 kg
Lithium Battery	60 - 420 kW
Shaft Length	S – XL
Cooling	Water
Control	Can bus

As we develop our electric powertrain systems, we envisage a 300-horsepower version of our electric outboard engine to be released within the next 18 months.

Our Powerboats

We manufacture four models of electric powerboats and are preparing to launch a fifth model. Each model is available in different standard variations or may be customized according to a purchaser’s specifications. The following table sets out the specifications of our different models, although the specifications of any specific powerboat within that line would depend on the variation purchased or the customizations requested.

	Phoenix 290*	Bruce 22	Volt 180	Fantail 217	Quietude 156

Price Range	$175,000 - $325,000	$68,995 - $289,995	$34,995 –$190,000	$38,995 – $90,000	$22,995 – $38,000
Maximum speed	51.5 km/h (32 mph)	65.9 km/h (41 mph)	48 km/h (30 mph)	9.66 km/h (6 mph)	8.05 km/h (5 mph)
Cruising speed	32.2 km/h (20 mph)	Up to 32 km/h (20 mph)	Up to 24 km/h (15 mph)	8.05 km/h (5 mph)	6 – 13 km/h (4-8 mph)
Capacity	10 passengers	5-8 passengers	11 Canada, 14 US	8-10 passengers	4 passengers
Dry Weight	1996 Kg (4400 pounds)	1088 Kg (2400 pounds)	720 kg (1600 pounds)	775 kg (1705 lbs.)	800lbs
Hull Material	Fiberglass	Fiberglass	Fiberglass (Infusion Sandwich)	Fiberglass	Fiberglass
Overall Length	8.3 m (29 feet)	6.7 m (22′)	5.4 m (17’9”)	6.6 m (21’7”)	4.7 m (15’6”)
Overall Width	2.6 meters (8’5”)	2.08 m (6’6”)	2.13 m (7’)	2.03 m (6’8”)	1.5 m (4’11”)
Draft		0.45 m (18”)	0.30 m (12”)	0.43 m (20”)	0.18 m (8”)
Homologation	USA, Canada, EU	USA, Canada, EU	USA, Canada, EU	USA, Canada, EU	USA, Canada, EU
Woodwork		Mahogany, Teak	Synthetic	Synthetic	Synthetic
Propulsion	Twin Deep Blue 80 HP	Minn Kota, Torqeedo or Piktronic	Minn-Kota or Torqeedo	Minn-Kota, E-Tech engine, E-Tech Propulsion, Torqeedo salt-water engine	Minn-Kota
Battery Type	Lithium ion/80 kW BMW i3	Lithium ion	Lead Acid, Lithium Relion or Lithium BMW	Lead Acid, Lithium Relion or Lithium BMW	Lead Acid

* Proposed specifications based on prototypes

For each of our boats, our consumers are able to customize certain aspects including color (for the hull, striping, interior and deck), radio and covers and other storage options. In addition, there are customizations that are just available for some boat models, including propulsion and batteries.

Phoenix 290

We have been developing the Phoenix 290 as the next in our line of boats. The Phoenix 290, a 29-foot powerboat capable of accommodating up to 12 people, comes equipped with two Torqeedo Deep Blue engines. We unveiled the Phoenix 290 at the Miami boat show in February 2020. We anticipate that we will begin production of the Phoenix 290 in 2021.

Bruce 22

Reaching speeds of up to approximately 41 miles per hour (66 kph), the Bruce 22 is our flagship boat. We offer three variations of the Bruce 22: a Hatchback Classic (a 100 kWh five-seater starting at $279,995), an Open Utility (a 100 kWh eight-seater starting at $289,995) and the Bruce22 T (a 4 kWh eight-seater starting at $68,995). In addition to the customizations that are available for each of our boats, purchasers may customize the Bruce 22 by choosing among various options including type of propulsion (Piktronic, Torqeedo or Min-Kota), inserts (mahogany, permatek and fiber glass) and other options (including ski pole, underwater light and a swim platform). In our 2020 fiscal year, we sold nil Bruce 22s.

Volt 180

Reaching speeds of up to approximately 30 miles per hour (48 kph), the Volt 180 is a powerful boat that can be used for various watersports. In addition to the customizations that are available for each of our boats, purchasers may customize the Volt 180 by choosing among various options including the power of the motor (available in 2, 3, 6, 10 and 60 kilowatts), accessories (including racing seats, fish rod holder, depth finder and anchor) and other options (including bumper, types of canopies and a premium sound system). In our 2020 fiscal year, we sold 15 Volt 180s.

Fantail 217

We designed the Fantail 217 with a view towards relaxation rather than speed. The Fantail 217 starts at $38,995, seats up to ten people and has a maximum speed of approximately 10 miles per hour (6 kph). In addition to the customizations that are available for each of our boats, purchasers may customize the Fantail 217 by choosing among various options including the type of motor (Torqeedo Salt Water, E-Tech, Min-Kota or E-Propulsion), type of battery (lead acid, lithium relion, lithium BMW 48-5000), number of batteries (up to eight), type of canopy (aluminum, stainless steel or fiberglass) and other options (including night navigation light, a double horn and bottom paint). In our 2020 fiscal year, we sold 20 Fantail 217s.

Quietude 156

As the name suggests, we designed the Quietude 156 with an eye towards tranquility over speed or power. The Quietude 156 starts at $22,995, seats four passengers and reaches a top speed approximately 5 miles per hour (8 kph). The Quietude 156 comes with a Min-Kota 36V motor and three lead acid batteries, but purchasers may still customize other aspects of the Quietude 156 by choosing among various options including the type of table to be used, the type of canopy and electronics that can be included (such as a bluetooth marine radio and a depth meter). In our 2020 fiscal year, we sold 11 Quietude 156s.

Sales

We currently generate over 90% of our revenue from the sale of our electric power boats. In our 2020 fiscal year, we sold 56 of our electric powerboats for revenue of $2,249,107, and in our 2019 fiscal year we sold 46 of our electric powerboats for revenue of $2,664,001. Our sales are to retail customers and operators of rental fleets of powerboats.

Although we have yet to commercialize our electric powertrains, we have received non-binding letters of intent from OEMs for the purchase of such powertrains. Under the LOIs, OEMs have indicated their interest in purchasing over 1,000 powertrains through the year ended August 31, 2024. Such LOIs are non-binding and may never result in any actual sales. The projected sales price for our first electric outboard powertrain system is $100,000.

Sales of New Powerboats to Retail Purchasers

We sell our powerboats to retail purchasers. In our 2020 and 2019 fiscal years, we sold 22 and 15 powerboats to retail customers, respectively, which was approximately 48% and 33% of all sales.

Sales of Fleets of New Powerboats

We sell our powerboats to persons operating fleets of rental boats. In our 2020 and 2019 fiscal years, we sold 4 and 31 powerboats to rental fleet operators, respectively, which was approximately 9% and 67% of all of our sales. These sales were to related parties . We intend to continue to build brand awareness by partnering with marina operators to offer rental fleets of electric boats.

Suppliers

We purchase all of our product parts and components from third-party suppliers. Some of these parts and components are manufactured to our specifications (such as hulls and motors) while others are bought “off the shelf” (such as batteries and canopies). We do not maintain long-term contracts with preferred suppliers, but instead rely on informal arrangements and off-the-shelf purchases. We have not experienced any material shortages in any of our product parts, or components, but as a result of the COVID-19 pandemic some of our third-party suppliers have experienced delays in delivering our product parts and components in a timely manner and fluctuations in price for these supplies is a possibility if raw material pricing increases. Temporary shortages, when they do occur, usually involve manufacturers of these products adjusting model mix, introducing new product lines, or limiting production in response to an industry-wide reduction in boat demand, or, as recently experienced during the COVID-19 pandemic, in finding persons able to deliver the parts and components in a timely manner.

Electric Powertrains

The most significant parts and components we intend to use in manufacturing our electric powertrains are:

•	engines – we intend to rely on two suppliers of engines, UQM (Danfoss Editron) and Dana TM4;

•	lithium-ion batteries – we intend to use duplicate suppliers as multiple producers make lithium-ion batteries we can use in our product candidate at a price and quality that we are looking for;

•	inverter – we intend to source our inverters from UQM.

Power Boats

The most significant parts and components used in manufacturing our boats are:

•	engines – we use three suppliers of engines, Torqeedo (for the Bruce 22, the Fantail 217 and the Volt 180), Min Kota (for the Bruce 22, the Fantail 217, the Volt 180 and the Quietude 156) and E-Tech Propulsion (for the Fantail 217);

•	lithium-ion batteries – we source duplicate suppliers for our lithium-ion batteries, including Relion and BMW, and believe that we could source batteries at a similar price from the market were these suppliers unable to meet our demand;

•	hulls – we have two suppliers of the hulls that we use in our boats, but we believe that we could source hulls of a similar quality and at a similar price without significant delay to our production schedule were these suppliers unable to meet our demands.

As we do not produce any of the parts of components of our electric powertrains or electric powerboats, we do not materially use, or intend to use, any raw materials in their production. The manufacturers of the parts and components that we use, however, do use raw materials, including resins, fiberglass, hydrocarbon feedstocks, steel and various minerals, especially in the production of the engines and batteries that we use. We do not control how these third parties source the raw materials that they use, and we may suffer production delays if such third parties do not have access to all of the raw materials that they need or source conflict minerals in violation of applicable regulations.

Patents and Licenses

We do not currently have any patents or any patent applications pending, and we do not rely on any licenses from third parties at this time.

Our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we intend to rely on a combination of patent and design applications, trade secrets, including know-how, employee and third-party non-disclosure agreements, copyright laws, trademarks and other contractual rights to establish and protect our proprietary rights in our technology. We intend to continue to file patent applications with respect to components of a powertrain that we are developing. We do not know whether any of our patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims. Even if granted, these pending patent applications might not provide us with adequate protection.

Trademarks

We use our logo as a trademark and have applied for its registration at the Canadian Intellectual Property Office. We have operated under the trade name “CANADIAN ELECTRIC BOAT COMPANY” and are transitioning to operating under the name “VISION MARINE TECHNOLOGIES”, but neither these nor any of the names of the models of our boats are currently registered trademarks.

This annual report contains references to trademarks and service marks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this Annual Report may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Industry Overview

In North America, 75 million people go boating every year, according to the U.S. Coast Guard, with 12 million recreational vessels registered with the U.S. Coast Guard in 2018. The worldwide recreational boating market size is set to surpass US$63 billion by 2026, according to a research report by Global Market Insights, Inc. Within the boating market, there is an outboard motor market and an electric boat market. Our products fall into each of those categories, and if produced, our electric powertrains will be used in boats in both those markets.

Outboard Motor Market

An outboard motor is a propulsion system for boats, consisting of a self-contained unit that includes engine, gearbox and propeller or jet drive, designed to be affixed to the outside of the boat. As well as providing propulsion, outboards provide steering control, as they are designed to pivot over their mountings and thus control the direction of thrust. Outboard motors tend to be found on smaller watercraft as it is more efficient for larger boats to have an inboard system. Although outboard engines powered by fossil fuels have traditionally dominated this market and continue to do so, electric outboard motors are a relatively new phenomenon that have been growing in step with the growth in the electric boat market.

According to the NMMA, sales of outboard engines in the United States (which includes outboard motors) increased to a thirteen-year high of 280,300 units representing sales market of US$2.9 billion. Consumer demand for higher-performance engines continued to trend upward in 2019, with double digit gains in sales for engines with 200 and greater horsepower. Engines with between 200 and 300 horsepower accounted for 16.3% of all sales of outboard engines, and those with over 300 horsepower accounted for 10%. Overall, the average horsepower of all outboard engines sold in 2019 reached a record-high of 127.6 hp, up 6.9% from the prior year’s average of 119.4 horsepower and up 46% from the average ten years prior of 87 horsepower.

Although many recreational boats can be powered by outboard or inboard motors, many consumers prefer outboard motors. Among the reasons for their preference are that, unlike inboard motors, outboard motors can be easily removed for storage or repairs, they provide more room in the boat as they are attached to the transom outside of the boat, they tend to have a shallower draft and they can be more easily replaced in the event the motor no longer works or a desire to upgrade to a higher horsepower.

There are many manufacturers of outboard motors. Some of these manufacturers are subsidiaries of massive global conglomerates, like Yamaha, Bombardier and Suzuki, that have more resources and experience in the market than we do. Others are relatively new startups, like us, that may be more nimble and adaptive to changes in the outboard motor market than we will be. We deem our biggest competitor in the electric outboard motor market to be Torqeedo.

Electric Boat Market

Although electric boats have been available for over 100 years, interest in them was minimal until the 1990s when the first studies were conducted in the United States following the suspicion that motorboats contaminate aquatic environments significantly through loss of gasoline and lubrication oil. According to Andre Mele, recreational boats pollute as much as cars and trucks in the United States. In the early 2000’s, 8 million speedboats in the United States released 15 times more pollutants annually into the environment than the oil spill produced by the oil tanker Exxon Valdez in 1989. The sinking of this tanker in Alaska had released 11 million U.S. gallons of hydrocarbons into the environment. After conversion, this means that each boat releases an average of 78 L of hydrocarbons into aquatic environments each year. If that average is still current, we estimate that in 2019 oil losses in the environment via motorboats equaled 150,000 tons of hydrocarbon scaly leaks in Canada (based on 2 million vessels), 750,000 tons of hydrocarbon scaly leaks in the United States (based on 10 million vessels) and 450,000 tons of hydrocarbon scaly leaks in Europe (based on 6 million vessels).

This explains why some lakes and bodies of water have recently banned motorboats. The total elimination of gasoline immediately eliminates a very large source of marine pollution, with immediate results: possibility of beaches, swimming and reduction of BOD (biochemical oxygen demand) and DCO (direct chemical oxidation) of ambient water. Specifically, hydrocarbons, similar to the dirt that clings to the walls of a bathtub, contaminate the shores and banks of lakes, rivers and bodies of water, where the development of many living organisms takes place. The ecosystem is then modified with the scarcity or disappearance of certain species.

In an effort to tackle air pollution, cities around the world are beginning to ban all gasoline - and diesel-powered boats from the center of the city. One of the first cities to implement this change is Amsterdam, Netherlands. This movement to electrically powered boats has been implemented in Venice, where the city has restricted the movement of gasoline - and diesel-powered boats, while exempting electrically powered boats.

Interest in electric boats has also been driven by decreases in their cost largely as a result of a decrease in the price of the batteries used to power them. The average price per kilowatt hour of a lithium-ion battery fell from approximately US$1,200 in 2010 to below US$200 in 2018.

The electric boat market is competitive in nature with much of that competition of late focusing on launching new E-boats that have longer range and higher speed than currently available boats. The global electric boat market in 2018 was worth approximately US$4.5 billion, according to Research and Markets which expects that market to reach US$12.32 billion by 2027, a cumulative annual growth rate of 11.9%. Research and Markets predicts that the growth in the electric boat market will be caused by:

•	advancement in battery technology that offers longer run-time and higher speed;

•	decreasing battery prices;

•	problems inherent to internal combustion engine boats, including a high pollution rate and the comparatively high fuel prices; and

•	other noteworthy advantages offered by electric boats, such as noiseless and smokeless use and less vibration and less engine maintenance than boats that use internal combustion engines.

The electric boat market is segmented into two categories, hybrid and pure electric boats. In 2018, hybrid electric boats represented approximately 70% of the electric boat market. The NMMA anticipates that the market shares of the pure electric boat segment will meaningfully increase during the period from 2019 to 2027 owing to advancements in battery technology. On the basis of passenger capacity, electric boats with a capacity of less than 10 passengers captured the highest share of the global electric boat market in 2018. Additionally, the same segment is the fastest-growing segment pertaining to high demand for small boats for recreational purposes from the rich class of the U.S., Canada, and Western European countries.

Government Support

Although the recreational powerboat industry does not generally receive much direct governmental support, we have received tax credits from, and grants provided by, the Quebec provincial government and the Canadian federal government primarily in connection with our development and promotion of green technology. In our 2020 and 2019 fiscal years, we respectively received scientific research and development tax credits of $221,283 and $163,743 and grants of $165,061 and $379,080 under an energy and greenhouse gas emission reduction innovation support program (known as Technoclimat). We intend to continue applying for such grants and receiving such tax credits. Although we do not consider the receipt of such credits and grants as essential to our operations, if they were no longer available, our business, prospects, financial condition and operating results could be adversely affected.

Competitive Advantages & Operational Strengths

We face competition from manufacturers of:

(i)	electric powertrain systems that sell to OEMs,

(ii)	traditional fossil fuel-powered recreational powerboats in general and

(iii)	electric recreational powerboats in particular.

We intend to sell our electric powertrains to OEMs for use in their boats. We are currently aware of one company (Torqeedo) that produces electric powertrains for OEMs, and as a result we believe that there is a viable and meaningful market opportunity in this market for us. Although, we believe that our electric powertrain systems are more efficient and powerful than current offerings on the market, our competitors, including Torqeedo, may have greater resources than we do and OEMs may find their designs or price to be more attractive than ours. Even if we produce electric powertrains and sell them to OEMs, other competitors may enter the field or the OEMs may decide to produce their own powertrains and cease purchasing ours.

The recreational powerboat industry is highly competitive for consumers and dealers. Competition affects our ability to succeed in the markets we currently serve and new markets that we may enter in the future. Some potential purchasers of powerboats may not have a preference as to whether they will purchase electric power boats or fossil fuel powered ones. To that end, we compete with several large manufacturers, such as Brunswick Corporation, MasterCraft Boat Holdings, Inc. and Correct Craft, that produce fossil fuel powerboats and have greater financial, marketing and other resources than we do. To the extent that OEMs incorporate our electric powertrains into their boats, those boats will also compete with traditional fossil fuel power boats. We compete with large manufacturers who are represented by dealers in the markets in which we now operate and into which we plan to expand. We also compete with a wide variety of small, independent manufacturers. Competition in our industry is based primarily on brand name, price and product performance.

The electric recreational powerboat market is evolving and companies within it must be able to adapt without jeopardizing the timing, quality or quantity of their products. We deem our principal competitors within this market to be Duffy Electric Boat Company, Elctracraft, Pender Harbour, Elco Motor Yachts Company (formerly known as Launch Electric Company), Budsin Wood Craft, Ruban Bleu Electric Boats, Frauscher Boats and Boote Marian GmbH. In addition to the matters mentioned above, we compete with other manufactures of recreational electric boats on technological developments (such as powertrain efficiency, life of batteries and battery use per charge) and partnerships with battery and motor suppliers. As electric boat technology improves, we anticipate that more manufacturers will market. As they do, we expect that we will experience significant competition.

We believe the primary competitive factors in our market include but are not limited to:

•	technological innovation;

•	product quality and safety;

•	service options;

•	product performance;

•	environmental friendliness;

•	design and styling; and

•	brand perception.

Most of our current and potential competitors have significantly greater financial, technical, manufacturing, marketing and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products. Most of our competitors have more extensive customer bases and broader customer and industry relationships than we do. In addition, many of these companies have longer operating histories and greater name recognition than we do. Our competitors may be in a stronger position to respond quickly to new technologies and may be able to design, develop, market and sell their products more effectively.

Furthermore, certain large manufacturers offer financing options on their powerboats and also have the ability to market powerboats at a substantial discount, provided that the boats are financed through their affiliated financing company. We do not currently offer any form of direct financing on our boats. The lack of our direct financing options and the absence of customary boat discounts could put us at a competitive disadvantage.

We might not be able to compete successfully in our market. If our competitors introduce new powertrains, powerboats or services that compete with or surpass the quality, price or performance of our powertrains, powerboats or services, we may be unable to satisfy existing customers or attract new customers at the prices and levels that would allow us to generate attractive rates of return on our investment. Increased competition could result in price reductions and revenue shortfalls, loss of customers and loss of market share, which could harm our business, prospects, financial condition and operating results.

We believe that our experience, production capability, product offering and management give us the ability to successfully operate in the recreational electric powerboat market in a way that our competitors cannot. In particular, we believe that we have a number of competitive advantages, including:

•	technological innovation: we have demonstrated our capacity to develop our own products through research and development by introducing the Volt 180, which currently holds the speed record for a certified electric boat, and our recent introduction of the Phoenix 290. We believe that the technological design of our electric powertrain will provide efficiency at a price that our competitors will not be able to match.

•	product performance: the efficiency of our powertrain systems provides the boats they are in greater speed and range, results that are magnified when combined with our ultra-hydrodynamic hull designs.

•	certification: unlike some of our competitors, our boats, excluding the Phoenix 290 for which we will shortly seek certification, are certified by the U.S. Coast Guard and the Canadian Coast Guard in Canada and meet the European Union’s imported manufactured products standards. We intend to have such certification for our electric powertrain systems as well as that of the ABYC and to receive CE marking indicating their conformity with health, safety, and environmental protection standards within the European Economic Area.

•	product price: although the price of our boats depends on the customer’s specifications, we believe that our products are competitively priced across all models and with all customizations. We have not priced our first powertrain system yet but intend to do so in a way that is competitive for its performance.

•	management expertise: our founders have extensive experience in offshore power boating and are aware of what is required by customers in regard to power and efficiency of outboard electric powertrain systems. The inherent reputation of our management team over 25 years has built our brand for quality and technologically advanced products.

Strategy

As a designer, manufacturer, and marketer of premium electric boats and electric powertrain systems, we strive to design new and innovative products that appeal to a broad customer base. Since fiscal 2014, we have successfully launched a number of new products and features with best-in-class quality leading to increased sales and significant margin expansion. Furthermore, our unique product development process enables us to offer products with innovative offerings that we believe will be difficult for our competitors to match without significant additional capital investments, most notably our outboard electric powertrain system.

We are developing innovative electric outboard powertrain systems designed to enable us to capture market share, as the outboard powertrain industry moves to electric powertrain outboard motors to comply with local green initiatives. The NMMA estimates that total retail orders of outboard engines was US$2.9 billion in 2018, and Global Market Insights estimates that sales of outboard engines will reach US$17 billion by 2025.

We sell our electric boats to retail customers as well as to boat clubs and boat rental operations. We intend to continue to build brand awareness by partnering with marina operators to offer rental fleets of electric boats. We plan to further expand our sales by offering our products via third party dealerships and by attending more tradeshows. As we launch our innovative electric outboard powertrain systems, we will directly market to OEMs of boats, thereby leveraging their support and distribution systems. We will market our electric powertrains to the OEMs by attending trade shows, inviting the OEMs to test the electric outboard powertrains on a prototype boat, introducing the electric powertrain using social media avenues and advertising the electric powertrain systems in trade journals.

We will continue to implement a number of initiatives to reduce our cost base and to improve the efficiency of our manufacturing process. Additionally, we have fostered a culture of operational improvement within our workforce, which will lead to further operational efficiencies. Finally, we intend to invest in further research and development to ensure that we develop innovative electric powertrain systems thus expanding the number of OEMs that will use our products.

We intend to increase our international sales and expand our network of international distributors and dealers.

Manufacturing

We produce our electric recreational powerboats and related components at our 15,000 square foot assembly warehouse in Quebec and intend to produce our electric powertrains in the same facility. In our last two fiscal years, we manufactured 47 and 46 powerboats, and we expect to manufacture approximately 150 electric boats and 300 electric powertrains in our 2020 fiscal year. We run one assembly lines and have a production capacity that allows us to produce up to seven boats a week depending on the type of boats and the specifications of each order. We believe that we will be able to produce up to 300 electric powertrains per year without needing additional manufacturing space.

Marketing

As we intend to sell our electric powertrains to a handful of OEMs, we will market the powertrains to them in a direct and focused manner. This will entail visits to the OEMs and visits from the OEMs at our production facility as well as general exposure of our powertrains at trade shows and in trade journals.

We primarily use our website and social media to sell our boats. We support this effort by attendance at trades shows (boat shows) that exposes our products to the boat buying public and to industry specialists. We intend to continue to expand our social media presence and attend more trade shows in North America and internationally. We also rely on a network of distributors and dealers, and their marketing efforts, for the sale of our boats and seek to grow this network. We do not currently have a coordinated marketing effort with our network of distributors and dealers.

Sales and Service Model

As we do not have a direct relationship with the purchasers of the boats that incorporate our electric powertrains, we do not intend to service such purchasers directly if there is a problem with the powertrain. Rather, the OEMs of the boats incorporating the powertrains will service such purchasers, and we will provide OEMs instruction on their repair and provide training to OEM personnel at our facilities on a periodic basis, so that the OEMs can provide maintenance, repair and customer support to their customers. As we introduce new electric powertrain systems, we will continue to provide training to OEM personnel.

Currently, most of the sales of our electric boats are directly placed with us online, but approximately 52% of our sales in our 2020 fiscal year were derived from our network of independent dealers. While we will continue to market direct sales through our website, we seek to increase revenues and diversify our sales points by expanding our network of independent dealers. We envision an increase in the number of dealers supporting our products and the quality of their marketing and servicing efforts as being essential to our ability to increase sales. We may not be successful in our effort to grow our network of independent dealers.

Sales Model

We sell directly to the customer via online, social media marketing and the attendance at boat shows. We also sell our boats through a limited number of dealers and distributors. We will further expand our product offerings to third-party dealerships and by selling directly to OEMs.

Service Model

We do not offer direct servicing of our boats and do not offer a warranty for our boats. Purchasers of our boats are able to rely on the warranties provided by the manufacturers of the parts used in our boats, including the motors, the batteries and certain other components.

Government Regulation

Our operations are subject to extensive and frequently changing federal, state, provincial, local and foreign laws and regulations, including those concerning product safety, environmental protection and occupational health and safety. We believe that our operations and products are in compliance with these regulatory requirements. Historically, the cost of achieving and maintaining compliance with applicable laws and regulations has not been material. However, future costs and expenses required for us to comply with such laws and regulations, including any new or modified regulatory requirements, or an inability to address newly discovered environmental conditions could have a material adverse effect on our business, financial condition, operating results, or cash flows.

The regulatory programs that impact our business include the following:

Certain materials used in our manufacturing, including the resins used in production of our boats, are toxic, flammable, corrosive, or reactive and are classified by the federal, state and provincial governments as “hazardous materials.” Control of these substances is regulated by the Environmental Protection Agency (EPA) and state pollution control agencies under the Federal Resource Conservation and Recovery Act, and related state programs in the United States, and by Environment and Climate Change Canada and Health Canada and provincial pollution control agencies under the Canadian Environmental Protection Act, 1999 and related provincial legislation in Canada. Storage of these materials must be maintained in appropriately labeled and monitored containers, and disposal of wastes requires completion of detailed waste manifests and recordkeeping requirements. Any failure by us to properly store or dispose of our hazardous materials could result in liability, including fines, penalties, or obligations to investigate and remediate any contamination originating from our operations.

The United States Clean Air Act and the Canadian Environmental Protection Act

The United States Clean Air Act (the “CAA”) and the Canadian Environmental Protection Act, 1999 (the “CEPA”) and corresponding state and provincial rules regulate emissions of air pollutants. Because our manufacturing operations involve molding and coating of fiberglass materials, which involves the emission of certain volatile organic compounds, hazardous air pollutants, and particulate matter, we are required to comply with Canadian federal and provincial environmental protection regulations. The hulls used in our products are all manufactured by third parties. The additional cost of complying with these regulations has increased our cost to purchase hulls and, accordingly, has increased the cost to manufacture our products.

In addition to the regulation of our manufacturing operations, the EPA has adopted regulations stipulating that many marine propulsion engines meet certain air emission standards. The engines used in our products, all of which are manufactured by third parties, are warranted by the manufacturers to be in compliance with the EPA’s emission standards. Furthermore, the engines used in our products must comply with the applicable emission standards under the CEPA and corresponding provincial legislation. The additional cost of complying with these regulations has increased our cost to purchase the engines and, accordingly, has increased the cost to manufacture our products.

If we are not able to pass these additional costs along to our customers, it may have a negative impact on our business and financial condition.

Boat Manufacturing Standards

As a manufacturer of small vessels established in Canada, we are required to ensure that:

•	our boats comply with all the applicable construction requirements of Part 7 of the Small Vessel Regulations (Canada) and Transport Canada’s Construction Standards for Small Vessels (TP 1332E);

•	for each boat, a Declaration of Conformity is produced to Transport Canada in accordance with Part 8 of the Small Vessel Regulations (Canada) stating that the boat meets all the construction requirements and that a Compliance Notice is attached to the boat; and

•	each boat is marked with a Hull Serial Number (HIN) (also known as a Hull Identification Number) in accordance with Part 9 of the Small Vessel Regulations (Canada).

Boat Safety Standards

Our powerboats must be manufactured to meet the standards of certification in the jurisdictions in which they are used or to which they are imported. This means that our powerboats must meet the standards of certification required by the U.S. Coast Guard and the Canadian Coast Guard in Canada and they must be certified to meet the European Union’s imported manufactured products standards in the European Union. These certifications specify standards for the design and construction of powerboats. We believe that all our boats meet these standards. In addition to those standards, we believe that our powerboats meet the safety standards set by the ABYC, a non-profit, member organization that develops voluntary safety standards for the design, construction, maintenance, and repair of recreational powerboats.

Safety of recreational boats in the United States is subject to federal regulation under the Boat Safety Act of 1971, which requires boat manufacturers to recall products for replacement of parts or components that have demonstrated defects affecting safety. Any recall of our boats or components in our boats could result in large expenditures and tarnish our brand.

Labor regulations

The Act respecting occupational health and safety (Quebec) and the regulations made thereunder impose standards of conduct for and regulate workplace safety, including limits on the amount of emissions to which an employee may be exposed without the need for respiratory protection or upgraded plant ventilation. Our facilities are subject to inspection by Canadian, Quebec and local agencies and departments. We believe that our facilities comply in all material aspects with these regulations. We have made a considerable investment in safety awareness programs and provide ongoing safety training for all of our employees.

Research and Development

Among other factors, our boats are distinguished from their competitors as a result of design and technological features. We invest in research and development to develop and improve these features so that we may innovate future product offerings in boat and electric powertrain systems. For example, our Volt 180 was developed in conjunction with a Canadian government grant.

Seasonality

Our current operating results are subject to annual and seasonal fluctuations resulting from a variety of factors, including:

•	seasonal variations in retail demand for boats, with a significant majority of sales occurring during peak boating season;

•	product mix, which is driven by boat model mix and higher option order rates; while sales of all our boats generate comparable margins, sales of larger boats and boats with optional content produce higher absolute profits;

•	inclement weather, which can affect production at our manufacturing facilities as well as consumer demand;

•	competition from other recreational boat manufacturers; and

•	general economic conditions.

We do not envision the sales of our electric powertrains to OEMs will be seasonal. As building a boat is a time-consuming process, we expect that OEMs will build their boats and increase their inventory even in those seasons where sales are generally lower in preparation for the seasons of higher sales.

Legal Proceedings

We are not involved in, or aware of, any legal or administrative proceedings contemplated or threatened by any governmental authority or any other party. As of the date of this Annual Report, no director, officer or affiliate is a party adverse to us in any legal proceeding or has an adverse interest to us in any legal proceeding.

C. Organizational structure

We have no subsidiaries.

D. Property, plant and equipment

Our manufacturing and office space is located in Boisbriand, Quebec, just outside of Montreal. This space is in two adjacent units each under a separate lease with a related party. One lease is for approximately 3,600 square feet, has a monthly rent of approximately $3,000 and expires on June 30, 2024. The other lease is for approximately 8,210 square feet, has a monthly rent of approximately $8,550 and expires on May 31, 2022. We consider our office and manufacturing space sufficient to meet our current needs and our needs in our 2021 fiscal year.

We do not own any real property and do not lease any other properties.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This Annual Report should be read in conjunction with the accompanying financial statements and related notes. The discussion and analysis of the financial condition and results of operations are based upon the financial statements, which have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the International Accounting Standards Board (IASB).

The preparation of financial statements in conformity with these accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the financial statement date and reported amounts of revenue and expenses during the reporting period. On an on-going basis, we review our estimates and assumptions. The estimates were based on historical experience and other assumptions that we believe to be reasonable under the circumstances. Actual results are likely to differ from those estimates or other forward-looking statements under different assumptions or conditions, but we do not believe such differences will materially affect our financial position or results of operations. Our actual results may differ materially as a result of many factors, including those set forth under the headings entitled “Special Note Regarding Forward-Looking Statements” and “Risk Factors”.

Critical accounting policies, the policies we believe are most important to the presentation of our financial statements and require the most difficult, subjective and complex judgments, are outlined below under the heading “Critical Accounting Policies and Estimates”, and have not changed significantly since our founding.

Overview

We were incorporated on August 29, 2012, under the laws of the province of Quebec, Canada, and its principal activity is the design, development and manufacturing of electric outboard powertrain systems and electric boats.

Our head office and principal address is located at 730 Boulevard du Cure-Boivin, Boisbriand, Quebec, Canada, V7G 2A7.

Going Concern

We prepare our financial statements on a going concern basis which assumes that we will be able to realize our assets and discharge our liabilities in the normal course of business for the foreseeable future. We incurred a net and comprehensive loss of $(2,275,532) during the year ended August 31, 2020 and had a cash balance and a working capital surplus of $1,296,756 and $533,760, respectively, as at August 31, 2020. Our ability to meet our obligations as they fall due and to continue to operate as a going concern depends on the continued financial support of the creditors and the shareholders. In the past, we have relied on the support of our shareholders to meet our cash requirements. Funding from this or other sources might not be sufficient in the future to continue our operations. Even if we are able to obtain new financing, it may not be on commercially reasonable terms or terms that are acceptable to us. Failure to obtain such financing on a timely basis could cause us to reduce or terminate our operations.

A. Operating Results

Results of Operations for the Year Ended August 31, 2020 as Compared to the Year Ended August 31, 2019

Revenue for the fiscal year ended August 31, 2020 was $2,417,173 as compared to $2,869,377 for our 2019 fiscal year. This 16% decrease in revenue resulted from a decrease in new boat sales compared to the prior year which was caused by delays in receiving parts and components for our products as a result of COVID-19 and a corresponding delay in delivering such products to our customers. This was the principal cause of the reduction in our gross profit for the fiscal year ended August 31, 2020 to $604,390 from $1,285,364 for our 2019 fiscal year. The decrease in gross profit was further due to an increase in our research & development costs.

During the year ended August 31, 2020, we incurred a comprehensive loss of $2,275,532 compared to a net comprehensive income of $233,066 for the corresponding 2019 period. The increase in comprehensive loss was partially due to the aforementioned reduction in revenue and gross profit. Additionally, expenses for the year ended August 31, 2020 increased to $2,858,613 from $987,911 from our 2019 fiscal year. The largest expense items that are included in expenses for the year ended August 31, 2020 were;

•	Office salaries and benefits for year ended August 31, 2020 decreased to $315,138 compared to $372,961 for the year ended August 31, 2019. The decrease was principally caused by the receipt of government assistance during the Covid-19 pandemic.

•	Rent for the year ended August 31, 2020, decreased to $39,500 from $204,596 for the 2019 fiscal year due to the receipt of government assistance for rent payments during the COVID-19 pandemic and the adoption of IFRS 16 which recognised a lease liability and a right of use asset, which resulted in expensing amortisation and lease interest as opposed to monthly lease payments.

•	Share-based compensation increased to $1,312,071 in the 2020 fiscal year compared to $nil for the 2019 fiscal year, as we granted 354,054 stock options at an exercise price of $3.70 to its directors, officers, employees and consultants; we also issued 162,162 stock options at an exercise price of $2.78 to a related-party consultant. We recognize compensation expense for option grants based on the fair value at the date of grant using the Black-Scholes valuation model. For the year ended August 31, 2020, the share - based compensation expense recognized for stock options granted amounted to $739,961 as compared to $nil for the 2019 fiscal year. We issued 205,795 Voting Common Shares to a company controlled by our Chief Financial Officer in connection with a share-based compensation agreement entered into in August 2019. We recorded a share-based compensation expense in the amount of $572,110 as a result of the issuance of the Voting Common Shares as compared to $nil in our 2019 fiscal year.

•	Professional fees for the year ended August 31, 2020 increased to $671,788 from $111,653 in our 2019 fiscal year primarily as a result of legal and accounting costs incurred due to our initial public offering.

•	Advertising and promotion for the year ended August 31, 2020, increased to $238,389 from $157,276 in our 2019 fiscal year as we attended more trade shows during the period.

The operating expenses for the year ended August 31, 2020 increased by 189% compared to the corresponding year which were caused by the aforementioned expenses for the year.

We incurred a reduction in income taxes for the year ended August 31, 2020, to $21,309 as compared to $64,387 for our 2019 fiscal year.

Results of Operations for the Year Ended August 31, 2019 as Compared to the Year Ended August 31, 2018

Revenue for our fiscal year ended August 31, 2019 was $2,869,377 as compared to $1,271,566 for our 2018 fiscal year. The 126% increase in revenues resulted from an increase in new boat sales compared to the prior year.

Our gross profit increased to $1,285,364 from $501,727 for our 2018 fiscal year. The increase of 156% resulted from a reduction in sub-contracting costs and an increase in sales from new boats which resulted in a higher gross margin.

Our operating expenses for the year ended August 31, 2019 increased to $987,911 from $535,842 for the year ended August 31, 2018. The 84% increase in expenses was primarily due to increases in:

•	office salaries and benefits for year ended August 31, 2019 to $372,961 from $105,101 for the year ended August 31, 2018 due to an increase in the size of our office staff;

•	rent paid for the year ended August 31, 2019 to $204,596 from $108,137 for the year ended August 31, 2018 due to an increase in the size of our production facilities; and

•	advertising and promotion expenses for the year ended August 31, 2019 to $157,276 from $111,198 for the year ended August 31, 2018 as we attended more trade shows in our 2019 fiscal year.

We incurred a reduction in income taxes for the year ended August 31, 2019, of $64,387 as compared to $151,733 for our 2018 fiscal year. The reduction resulted from the usage of losses incurred in prior periods that we intend to utilize to reduce our current tax liabilities. The reduction was caused by a decrease in current and deferred taxes.

During the year ended August 31, 2019, we incurred a comprehensive income of $233,066 compared to $185,848 comprehensive loss for the corresponding period in the prior year. The increase in comprehensive income was due to the increase in new boat sales, thus resulting in an increase in gross profit.

B. Liquidity and Capital Resources

Liquidity

Our operations consist of the designing and developing electric outboard powertrain systems and designing, developing and manufacturing electric boats. Our financial success depends upon our ability to market and sell our outboard powertrain systems and electric boats and to raise sufficient working capital to enable us to execute our business plan. Our historical capital needs have been met by internally generated cashflow from operations and the support of our shareholders. In addition, we recently raised net proceeds of approximately US$24,940,000 through our initial public offering which will be critical to fund our expected operations over the course of the next 12 months. Although we expect that our current resources are sufficient for us to operate for at least the next 12 months, we cannot assure you that equity funding will be possible at the times we required it. If no funds are can be raised and sales of our outboard powertrain systems and electric boats do not produce sufficient net cash flow, then we may need to significantly curtail operations to ensure our survival.

As of December 24, 2020, we had 8,010,366 issued and outstanding shares and 9,129,164  common shares outstanding on a fully-diluted basis (assuming that all issued options eventually vest).

We had $533,760 of working capital surplus as at August 31, 2020 compared to a $92,765 working capital deficiency as at August 31, 2019. The increase in working capital resulted from cash used in operations in our 2020 fiscal year of $434,658, (2019: $112,368); cash used in investing activities in our 2020 fiscal year of $37,656 (2019: $109,184) resulting from the additions to property and equipment and the repayment of advances from related parties; which was offset by financing activities in our 2020 fiscal year generating cash of $1,731,635, (2019: $259,052), due to an increase in shares issuances and long-term debt which was partially offset by paying bank debt and the repayment of advances from related parties.

Capital Resources

We had cash and cash equivalents of $1,296,756 and $nil at August 31, 2020 and August 31, 2019.

As of the date of this Annual Report, we have no outstanding commitments, other than rent and lease commitments. We have pledged our assets as security for loans and are subject to customary debt covenants.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Critical Accounting Policies and Estimates.

The preparation of our financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenue and expenses.

Research costs are expensed in the period in which they are incurred. Development costs are capitalized when it probable that the project will be a success considering its commercial and technical feasibility; we are able to use or sell the asset; we have sufficient resources and intent to complete our development; and our costs can be measured reliably. We have not capitalized any development costs.

We account for all stock-based payments and awards using the fair value-based method. Under the fair value-based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity estimates issued, or liabilities incurred, whichever is more reliably measurable.

From time to time, we must make accounting estimates. These are based on the best information available at the time, utilizing generally accepted industry standards.

Recently Adopted Accounting Standards

IFRS 16: Leases

We adopted IFRS 16 as of September 1, 2019. The adoption of IFRS 16 has a significant impact as we recognized new assets and liabilities for our operating leases. In addition, the nature and timing of expenses related to those leases has changed as IFRS 16 replaces the straight-line operating lease expense with a depreciation charge for the right-of-use assets and interest expense on lease liabilities. We have elected to apply the modified retrospective method, under which the cumulative effect of initial application is recognized in retained earnings at September 1, 2019, by setting right-of-use assets based on the lease liability at the date of initial application, adjusted by the amount of any prepaid or accrued lease payments, and have applied the following practical expedients:

•	applied IFRS 16 exclusively to contracts that were previously identified as leases applying IAS 17 at the date of initial application;

•	accounted for leases for which the lease term ended within 12 months of the date of initial application as short-term leases;

•	did not recognize right-of-use assets and liabilities for leases of low value assets;

•	relied on its assessment of whether leases are onerous applying IAS 37 immediately before the date of initial application as an alternative to performing an impairment review; and

•	did not separate non-lease components from lease components, and instead accounted for each lease component and any associated non-lease components as a single lease component.

IFRIC 23: Uncertainty over income tax treatments

IFRIC 23 provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The interpretation requires:

•	Us to determine whether uncertain tax treatments should be considered separately, or together as a group, based on which approach provides better predictions of the resolution;

•	Us to determine if it is probable that the tax authorities will accept the uncertain tax treatment; and

•	If it is not probable that the uncertain tax treatment will be accepted, measure the tax uncertainty based on the most likely amount or expected value, depending on whichever method better predicts the resolution of the uncertainty. This measurement is required to be based on the assumption that each of the tax authorities will examine amounts they have a right to examine and have full knowledge of all related information when making those examinations.

The interpretation is effective for periods beginning on or after September 1, 2019. We adopted the new interpretation with no impact on the financial statements.

C. Research and Development, Patents and Licenses, etc.

We incur research and development costs associated with the development of our outboard electric powertrains as well as the design of new boats. We have not patented any of our technology.

D. Trend Information

Due to our short operating history, we are not aware of any trends that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

E. Off-Balance Sheet Arrangements

As of August 31, 2020, we did not have any off-balance sheet debt nor did we have any transactions, arrangements, obligations (including contingent obligations) or other relationships with any unconsolidated entities or other persons that may have material current or future effect on financial conditions, changes in the financial conditions, results of operations, liquidity, capital expenditures, capital resources, or significant components of revenue or expenses.

F. Tabular Disclosure of Contractual Obligations

As at August 31, 2020, future payments required under non-cancellable leases contracted and capitalized in the financial statements are as follows:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	2-3 years		4-5 years		Greater than 5 years
Lease Obligations	$672,988	$120,815		$120,815		$120,815		$310,543
Bank Indebtedness	$170,000	$170,000	$	Nil	$	Nil	$	Nil
Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet under IFRS	$411,737	$57,249		$57,249		$224,455		$72,784

G. Safe Harbor

Not applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the names and ages of all of our directors and executive officers.

Name, Province/State and Country of Residence	Age	Position	Director/Officer Since
Alexandre Mongeon Quebec, Canada	44	Chief Executive Officer and Chairman	August 2014

Patrick Bobby Quebec, Canada	49	Chief Operating Officer, Secretary and Director	August 2014

Kulwant Sandher British Columbia, Canada	58	Chief Financial Officer	July 2019

Robert Ghetti Quebec, Canada	57	Vice Chairman	August 2012

Renaud Cloutier Quebec, Canada	56	Director	September 2020

Steve P. Barrenechea California, United States	62	Director	September 2020

Luisa Ingargiola Florida, United States	57	Director	September 2020

Business Experience

The following summarizes the occupation and business experience during the past five years or more for our directors, and executive officers as of the date of this Annual Report:

Alexandre Mongeon, Chief Executive Officer

Alexandre Mongeon has been employed by us since 2014 as our Chief Executive Officer. From 1999 to 2015, he imported high-performance boats from the United States to Canada. During much of that time, 1999 to 2016, he also worked as a designer and contractor for a Contractor 91340489 QC and managed several new construction projects on the waterfront in and around Montreal. Mr. Mongeon is a graduate of the School of Construction in Laval, Quebec with a specialization in electricity.

Patrick Bobby, Chief Operating Officer

Patrick Bobby has been employed by us since 2014. From 1999 to 2015, he imported high-performance boats from the United States to Canada. During much of that time, 1999 to 2016, he also worked as a designer and contractor for a Contractor 91340489 QC Inc. and created a condominium syndicate. Mr. Bobby attended Georgian College in Barrie, Ontario.

Kulwant Sandher, Chief Financial Officer

Kulwant Sandher is a Chartered Professional Accountant with over 25 years of experience in business and finance. Mr. Sandher graduated from Queen Mary, University of London (formerly known as Queen Mary College) in 1986 with a B.Sc. (Eng.) in Avionics. Mr. Sandher became a Chartered Accountant in England in 1991 and received his Chartered Professional Accountant designation in Canada in 1997.

Mr. Sandher has considerable private and public company experience. He served as CFO of ElectraMeccanica Vehicles Corp., a Nasdaq listed electric car manufacturer from June 2016 to November 2018; as CFO of MineSense Technologies Inc. from August 2013 until July 2015; as CFO of Alba Mineral Ltd. from June 2017 to April 1, 2018; as CFO of Delta Oil & Gas from October 2008 to September 2017; as CFO of Astorius Resources Ltd. from June 2017 to February 1, 2018; as CFO of Hillcrest Petroleum from December 2011 to April 2015; as CFO of Intigold Mines Ltd. from December 2010 to April 2017; and as COO & CFO for Marketrend Interactive Inc., from March 2004 to March 2006. Currently, Mr. Sandher serves as President of Hurricane Corporate Services Ltd. and as CFO of Alba Resources Ltd. (TSX-V). Furthermore, Mr. Sandher is currently serving as a director of The Cloud Nine Education Group Inc since December 2015.  Prior to August 2013, Mr. Sandher had also served as CFO of several publicly listed companies, including: Hillcrest Petroleum (TSX-V), Millrock Resources Inc. (TSX-V) and St. Elias Mines (TSX-V).

Robert Ghetti – Vice Chairman

Robert Ghetti has been in charge of business development and financing of our company since 2013. He received a diploma in Business Administration – Finance in 1983 from Vanier College in Montreal, Quebec. Since 1997, he has owned and operated Societe de Placements de Robert Ghetti Inc., a holding company with interests in commercial and industrial properties.

Renaud Cloutier -- Director

Renaud Cloutier has been active in the electromobility sector for over 15 years. Prior to joining Hydro-Québec’s Direction for Transportation Electrification as Senior Delegate, Mr. Cloutier occupied various senior management positions in business development and international partnerships at TM4, a world leader in the design and manufacturing of electric drivetrains.  He was instrumental in TM4’s product management and international growth including setting-up a manufacturing joint venture in China. Mr. Cloutier serves on several Boards of Directors of key industry players in Canada including Electric Mobility Canada and the Innovative Vehicle Institute, where he was the Founder and first President. Mr. Cloutier has previously lived in Europe, where he held various management positions in the areas of strategic planning and market development at Toyota Motor Europe’s headquarters in Brussels, Belgium. His experience also includes managerial positions in France and Germany with Amadeus and Dun & Bradstreet Software. Mr. Cloutier has been involved in various business process reengineering initiatives in Canada and the United States for Accenture’s Montréal office.  He holds a Bachelor’s degree in Physics from the Université de Montréal as well as an MBA from the École des hautes études commerciales (HÉC) de Montréal.

Steve P. Barrenechea -- Director

Steve Barrenechea is an accomplished entrepreneur and advisor, with over 30 years of primary hands on expertise covering the hospitality and renewable and alternative energy industries, with a focus on electric vehicles and battery technologies. Mr. Barrenechea has held numerous senior management and primary consulting positions with both public and private companies throughout his career, with particular emphasis in corporate governance, directorships, corporate development, investor relations, and early stage operations. He has in the past sat on the Board of Directors of The Creative Coalition (sponsors discussion of issues such as education policy, the role of media, campaign reform), Child Guidance Center of Connecticut, and The American Red Cross. Mr. Barrenechea holds a BBA in Economics from The Stern School, New York University.

Luisa Ingargiola -- Director

Luisa Ingargiola has served as Chief Financial Officer of Avalon GloboCare since 2017. From 2007 to 2016, Ms. Ingargiola served as Chief Financial Officer of MagneGas Corporation (and board member from 2016 to June 2018). Ms. Ingargiola currently serves as board member and audit committee chair of FTE Networks and ElectraMeccanica Vehicles Corp. She also serves as a board member for Globe Photos, Inc., Operation Transition Assistance Corporation and The JBF Foundation Worldwide. Ms. Ingargiola received her Bachelors of Science from Boston University and her Masters of Business Administration from the University of Florida.

Family Relationships

There are no family relationships among any of our directors and executive officers.

Term of Office

Each director of our company is to serve for a term of one year ending on the date of the subsequent annual meeting of shareholders following the annual meeting at which such director was elected. Notwithstanding the foregoing, each director is to serve until his successor is elected and qualified or until his death, resignation or removal. Our Board of Directors appoints our officers and each officer is to serve until his successor is appointed and qualified or until his or her death, resignation or removal.

Involvement in Certain Legal Proceedings

During the past ten years, none of our directors or executive officers have been the subject of the following events:

1.	a petition under the Federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

2.	convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.	the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities;

i)	acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

ii)	engaging in any type of business practice; or

iii)	engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

4.	the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph 3.i in the preceding paragraph or to be associated with persons engaged in any such activity;

5.	was found by a court of competent jurisdiction in a civil action or by the SEC to have violated any Federal or State securities law, and the judgment in such civil action or finding by the SEC has not been subsequently reversed, suspended, or vacated;

6.	was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

7.	was the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

i)	any Federal or State securities or commodities law or regulation; or

ii)	any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or

iii)	any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

8.	was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Director Independence

Our Board has determined that the following directors are “independent” as such directors do not have a direct or indirect material relationship with our company: Robert Ghetti, Renaud Cloutier, Steve P. Barrenechea and Luisa Ingargiola. A material relationship is a relationship which could, in the view of our Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.

Code of Business Conduct and Ethics

We adopted a Code of Conduct and Ethics that applies to our directors, officers and other employees.

B. Compensation

Compensation Discussion and Analysis

This section sets out the objectives of our company’s executive compensation arrangements, our company’s executive compensation philosophy and the application of this philosophy to our company’s executive compensation arrangements. It also provides an analysis of the compensation design, and the decisions that the Board made in fiscal 2020 with respect to our Named Executive Officers (as defined below). When determining the compensation arrangements for the Named Executive Officers, our Board of Directors acting as the Compensation Committee considers the objectives of: (i) retaining an executive critical to our success and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and our shareholders; and (iv) rewarding performance, both on an individual basis and with respect to the business in general.

Benchmarking

Our Board of Directors handles matters relating to compensation, including benchmarking, but upon the closing of this offering, we will form a Compensation Committee for matters of management’s compensation. The Compensation Committee will consider a variety of factors when designing and establishing, reviewing and making recommendations for executive compensation arrangements for all our executive officers. The Compensation Committee does not intend to position executive pay to reflect a single percentile within the industry for each executive. Rather, in determining the compensation level for each executive, the Compensation Committee will look at factors such as the relative complexity of the executive’s role within the organization, the executive’s performance and potential for future advancement and pay equity considerations.

Elements of Compensation

The compensation paid to Named Executive Officers in any year consists of two primary components:

(a)	base salary; and

(b)	long-term incentives in the form of stock options granted under our Stock Option Plan (as defined below).

The key features of these two primary components of compensation are discussed below:

Base Salary

Base salary recognizes the value of an individual to our company based on his or her role, skill, performance, contributions, leadership and potential. It is critical in attracting and retaining executive talent in the markets in which we compete for talent. Base salaries for the Named Executive Officers are intended to be reviewed annually. Any change in base salary of a Named Executive Officer is generally determined by an assessment of such executive’s performance, a consideration of competitive compensation levels in companies similar to our company (in particular, companies in the EV industry) and a review of our performance as a whole and the role such executive officer played in such corporate performance.

Stock Option Awards

We provide long-term incentives to Named Executive Officers in the form of stock options as part of our overall executive compensation strategy. Our Board of Directors acting as the Compensation Committee believes that stock option grants serve our executive compensation philosophy in several ways: firstly, it helps attract, retain, and motivate talent; secondly, it aligns the interests of the Named Executive Officers with those of the shareholders by linking a specific portion of the officer’s total pay opportunity to the share price; and finally, it provides long-term accountability for Named Executive Officers.

Risks Associated with Compensation Policies and Practices

The oversight and administration of our executive compensation program requires the Board of Directors acting as the Compensation Committee to consider risks associated with our compensation policies and practices. Potential risks associated with compensation policies and compensation awards are considered at annual reviews and also throughout the year whenever it is deemed necessary by the Board of Directors acting as the Compensation Committee.

Our executive compensation policies and practices are intended to align management incentives with the long-term interests of the Corporation and its shareholders. In each case, the Corporation seeks an appropriate balance of risk and reward. Practices that are designed to avoid inappropriate or excessive risks include (i) financial controls that provide limits and authorities in areas such as capital and operating expenditures to mitigate risk taking that could affect compensation, (ii) balancing base salary and variable compensation elements and (iii) spreading compensation across short and long-term programs.

Compensation Governance

The Compensation Committee intends to conduct a yearly review of directors’ compensation having regard to various reports on current trends in directors’ compensation and compensation data for directors of reporting issuers of comparative our size. Director compensation is currently limited to the grant of stock options pursuant to the Stock Option Plan. It is anticipated that the Chief Executive Officer will review the compensation of our executive officers for the prior year and in comparison to industry standards via information disclosed publicly and obtained through copies of surveys. The Board expects that the Chief Executive Officer will make recommendations on compensation to the Compensation Committee. The Compensation Committee will review and make suggestions with respect to compensation proposals, and then makes a recommendation to the Board.

The Compensation Committee will be comprised of independent directors.

The Compensation Committee’s responsibility is to formulate and make recommendations to our directors in respect of compensation issues relating to our directors and executive officers. Without limiting the generality of the foregoing, the Compensation Committee has the following duties:

(a)	to review the compensation philosophy and remuneration policy for our executive officers and to recommend to our directors’ changes to improve our ability to recruit, retain and motivate executive officers;

(b)	to review and recommend to the Board the retainer and fees, if any, to be paid to our directors;

(c)	to review and approve corporate goals and objectives relevant to the compensation of the CEO, evaluate the CEO’s performance in light of those corporate goals and objectives, and determine (or make recommendations to our directors with respect to) the CEO’s compensation level based on such evaluation;

(d)	to recommend to our directors with respect to non-CEO officer and director compensation including reviewing management’s recommendations for proposed stock options and other incentive-compensation plans and equity-based plans, if any, for non-CEO officer and director compensation and make recommendations in respect thereof to our directors;

(e)	to administer the stock option plan approved by our directors in accordance with its terms including the recommendation to our directors of the grant of stock options in accordance with the terms thereof; and

(f)	to determine and recommend for the approval of our directors’ bonuses to be paid to our executive officers and employees and to establish targets or criteria for the payment of such bonuses, if appropriate. Pursuant to the mandate and terms of reference of the Compensation Committee, meetings of the Compensation Committee are to take place at least once per year and at such other times as the Chair of the Compensation Committee may determine.

Summary Compensation Table

The following table sets forth all annual and long-term compensation for services in all capacities to our Company during the fiscal periods indicated in respect of the executive officers set out below (the “Named Executive Officers”):

Named Executive Officer and Principal Position	Year	Salary ($)	Share- based awards ($)		Option- based awards ($)(1)	Annual Incentive Plan ($)	Long- term Incentive Plan ($)	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Alexandre Mongeon	2020	136,262	Nil		88,940	Nil	Nil	Nil	Nil	225,202
Chief Executive Officer	2019	111,635	Nil		Nil	Nil	Nil	Nil	Nil	111,635
Patrick Bobby	2020	102,606	Nil		88,940	Nil	Nil	Nil	Nil	191,546
Chief Operating Officer	2019	96,116	Nil		Nil	Nil	Nil	Nil	Nil	96,116
Kulwant Sandher	2020	70,000	572,110	(2)	81,529	Nil	Nil	Nil	Nil	912,971
Chief Financial Officer	2019	Nil	Nil		Nil	Nil	Nil	Nil	Nil	Nil

(1)	These options to purchase common shares were issued pursuant to our Stock Option Plan which is summarized in this Annual Report in the section entitled “Executive Compensation – Stock Option Plans and Stock Options – 2020 Stock Option Plan”. The options were granted on May 27, 2020 and vest in equal twelfths once a month for a year.

(2)	These share-based awards were issued pursuant to a consulting agreement entered into on August 1, 2019 between us and an entity controlled by our Chief Financial Officer.

Executive Compensation Agreements

Alexandre Mongeon, Chief Executive Officer

On April 7, 2020, our Board of Directors approved the entering into of an executive services agreement with Alexandre Mongeon with a term commencing on April 1, 2020 and expiring on April 1, 2023 (the “Mongeon Agreement”).

The Mongeon Agreement is subject to automatic renewal on a one-month to one-month term renewal basis unless we provide written notice not to renew the Mongeon Agreement no later than 30 days prior to the end of the then current or renewal term. There are no change of control provisions in the Mongeon Agreement.

Pursuant to the terms and provisions of the Mongeon Agreement: (a) Mr. Mongeon is appointed as our President and Chief Executive Officer and will undertake and perform the duties and responsibilities normally and reasonably associated with such office; (b) we shall pay to Mr. Mongeon a monthly fee of CAD$10,000; (c) provide Mr. Mongeon with employee benefits, if and when such benefits have been adopted by us, including group health insurance, accidental death and dismemberment insurance, travel accident insurance, group life insurance, short-term disability insurance, long-term disability insurance, drug coverage and dental coverage (the “Group Benefits”); (d) our Board of Directors shall, in good faith, consider the payment of reasonable industry standard annual bonuses (“Bonus”) based upon our performance and upon the achievement by Mr. Mongeon and/or the Company of reasonable management objectives to be reasonably established by our Board of Directors; and (e) Mr. Mongeon will be entitled to four weeks’ paid annual vacation per calendar year. Furthermore, our Board of Directors may from time to time, in its sole and absolute discretion, grant to Mr. Mongeon stock options exercisable into Common Shares subject to such exercise terms and conditions as may be determined by the Board of Directors.

We may terminate the employment of Mr. Mongeon under the Mongeon Agreement without any notice or any payment in lieu of notice for a serious reason. Mr. Mongeon may terminate his employment under the Mongeon Agreement for any reason by providing not less than 90 calendar days’ notice in writing to us, provided, however, that we may waive or abridge any notice period specified in such notice in our sole and absolute discretion.

The employment of Mr. Mongeon will terminate upon the death of Mr. Mongeon. Upon the death of Mr. Mongeon during the continuance of the Mongeon Agreement, we will provide Mr. Mongeon’s estate and, if applicable, Mr. Mongeon’s immediate family members with the following: (a) three month’s base salary, less any required statutory deductions, if any; (b) that portion of any then declared and/or earned or accrued Bonus, prorated to the end of the three-month period from the effective date of termination that our Board of Directors determines would likely have been paid to Mr. Mongeon; (c) any outstanding vacation pay as at the effective date of termination; (d) any outstanding expenses owing to Mr. Mongeon as at the effective date of termination; and (e) subject to our then Stock Option Plan as defined in “Stock Option Plans and Stock Options” below and the rules and policies of any regulatory authority and stock exchange having jurisdiction over us, allow Mr. Mongeon’s estate to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

If we elect to terminate the Mongeon Agreement without a serious reason, and provided that Mr. Mongeon is in compliance with the relevant terms and conditions of the Mongeon Agreement, we shall be obligated to provide a severance package to Mr. Mongeon as follows: (a) a cash payment equating to an aggregate of six months of the then monthly fee, less any required statutory deductions, if any; (b) that portion of any then declared and/or earned or accrued Bonus, prorated to the end of the three-month period from the effective date of termination that our Board of Directors determines would likely have been paid to Mr. Mongeon; (c) the present value, as determined by us, acting reasonably, of each of the Group Benefits that would have been enjoyed by Mr. Mongeon during the next three months from the effective date of termination; (d) any outstanding vacation pay as at the effective date of termination; (e) any outstanding expenses owing to Mr. Mongeon as at the effective date of termination; (f) maintain Mr. Mongeon’s Group Benefits for a period of six months from the effective date of termination; and (g) subject to our then Stock Option Plan and the rules and policies of any regulatory authority and stock exchange having jurisdiction over us, allow Mr. Mongeon to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

Patrick Bobby, Chief Operating Officer

On April 7, 2020, our Board of Directors approved the entering into of an executive services agreement with Patrick Bobby with a term commencing on April 1, 2020 and expiring on April 1, 2023 (the “Bobby Agreement”).

The Bobby Agreement is subject to automatic renewal on a one-month to one-month term renewal basis unless we provide written notice not to renew the Bobby Agreement no later than 30 days prior to the end of the then current or renewal term.

Pursuant to the terms and provisions of the Bobby Agreement: (a) Mr. Bobby is appointed as our Chief Operating Officer and will undertake and perform the duties and responsibilities normally and reasonably associated with such office; (b) we shall pay to Mr. Bobby a monthly fee of CAD$10,000; (c) provide Mr. Bobby with employee benefits, if and when such benefits have been adopted by us, including group health insurance, accidental death and dismemberment insurance, travel accident insurance, group life insurance, short-term disability insurance, long-term disability insurance, drug coverage and dental coverage; (d) our Board of Directors shall, in good faith, consider the Bonus based upon our performance and upon the achievement by Mr. Bobby and/or the Company of reasonable management objectives to be reasonably established by our Board of Directors; and (e) Mr. Bobby will be entitled to four weeks’ paid annual vacation per calendar year. Furthermore, our Board of Directors may from time to time, in its sole and absolute discretion, grant to Mr. Bobby stock options exercisable into common shares subject to such exercise terms and conditions as may be determined by the Board of Directors.

We may terminate the employment of Mr. Bobby under the Bobby Agreement without any notice or any payment in lieu of notice for a serious reason. Mr. Bobby may terminate his employment under the Bobby Agreement for any reason by providing not less than 90 calendar days’ notice in writing to us, provided, however, that we may waive or abridge any notice period specified in such notice in our sole and absolute discretion.

The employment of Mr. Bobby will terminate upon the death of Mr. Bobby. Upon the death of Mr. Bobby during the continuance of the Bobby Agreement, we will provide Mr. Bobby’s estate and, if applicable, Mr. Bobby’s immediate family members with the following: (a) three month’s base salary, less any required statutory deductions, if any; (b) that portion of any then declared and/or earned or accrued Bonus, prorated to the end of the three-month period from the effective date of termination that our Board of Directors determines would likely have been paid to Mr. Bobby; (c) any outstanding vacation pay as at the effective date of termination; (d) any outstanding expenses owing to Mr. Bobby as at the effective date of termination; and (e) subject to our then Stock Option Plan and the rules and policies of any regulatory authority and stock exchange having jurisdiction over us, allow Mr. Bobby’s estate to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

If we elect to terminate the Bobby Agreement without a serious reason, and provided that Mr. Bobby is in compliance with the relevant terms and conditions of the Bobby Agreement, we shall be obligated to provide a severance package to Mr. Bobby as follows: (a) a cash payment equating to an aggregate of six months of the then monthly fee, less any required statutory deductions, if any; (b) that portion of any then declared and/or earned or accrued Bonus, prorated to the end of the three-month period from the effective date of termination that our Board of Directors determines would likely have been paid to Mr. Bobby; (c) the present value, as determined by us, acting reasonably, of each of the Group Benefits that would have been enjoyed by Mr. Bobby during the next three months from the effective date of termination; (d) any outstanding vacation pay as at the effective date of termination; (e) any outstanding expenses owing to Mr. Bobby as at the effective date of termination; (f) maintain Mr. Bobby’s Group Benefits for a period of six months from the effective date of termination; and (g) subject to our then Stock Option Plan and the rules and policies of any regulatory authority and stock exchange having jurisdiction over us, allow Mr. Bobby to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

Kulwant Sandher, Chief Financial Officer

On August 1, 2019, we entered into a Consulting Services Agreement with Hurricane Corporate Services Ltd., an entity controlled by Mr. Kulwant Sandher (the “Consultant”), by which the Consultant would assist us in our corporate development. The agreement is for a term of twelve months, and each year it is automatically renewed for additional twelve-month terms unless notice is given otherwise 30 days prior to the automatic renewal. In exchange for the services, we pay the Consultant $10,000 each month under the Agreement, and issued 205,795 common shares.

Stock Option Plans and Stock Options

The following table sets forth, as at December 24, 2020, the equity compensation plans pursuant to which our equity securities may be issued:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted- average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding Securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	-	$-	-
Equity compensation plans not approved by securityholders(1)	964,324	$9.40	-
Total	964,324	$9.40	-

(1) Includes 440,000 options included in agreements with management entered into in November 2020 for options to be issued pursuant to the Stock Option Plan.

2020 Stock Option Plan

On January 20, 2020 , our Board of Directors adopted our 2020 Stock Option Plan (as amended on April 22, 2020, the “Stock Option Plan”) under which an aggregate of 601,802 shares may be issued, subject to adjustment as described in the Stock Option Plan. We are in the process of amending the Stock Option Plan to accommodate 440,000 options that are the subject of agreements that we entered into with management in November 2020.

The purpose of the Stock Option Plan is to retain the services of our valued key employees, directors and consultants and such other persons as the plan administrator, which is currently the Board of Directors, shall select in accordance with the eligibility requirements of the Stock Option Plan, and to encourage such persons to acquire a greater proprietary interest in our Company, thereby strengthening their incentive to achieve the objectives of our shareholders, and to serve as an aid and inducement in the hiring of new employees and to provide an equity incentive to consultants and other persons selected by the plan administrator. The Stock Option Plan shall be administered initially by our Board of Directors, except that the Board may, in its discretion, establish a committee composed of two or more members of the Board to administer the Stock Option Plan, which committee may be an executive, compensation or other committee, including a separate committee especially created for this purpose.

Unless accelerated in accordance with the Stock Option Plan, in the event an Option holder's Continuous Service terminates (other than upon the Option holder's death or Disability), the Option holder may exercise his or her Option (to the extent that the Option holder was entitled to exercise such Option as of the date of termination) but only within such period of time ending on the earlier of (a) the date three months following the termination of the Option holder's Continuous Service or (b) the expiration of the term of the Option as set forth in the Award Agreement; provided that, if we terminate Continuous Service for Cause, all outstanding Options (whether or not vested) shall immediately terminate and cease to be exercisable. If, after termination, the Option holder does not exercise his or her Option within the time specified in the Award Agreement, the Option shall terminate. In the event an Option holder's Continuous Service terminates as a result of the Option holder's death or disability, then the Option may be exercised (to the extent the Option holder was entitled to exercise such Option as of the date of death) by the Option holder's estate, by a person who acquired the right to exercise the Option by bequest or inheritance or by a person designated to exercise the Option upon the Option holder's death, but only within the period ending on the earlier of (a) the date 12 months following the date of death or (b) the expiration of the term of such Option as set forth in the Award Agreement. If, after the Option holder's death, the Option is not exercised within the time specified herein or in the Award Agreement, the Option shall terminate.

For purposes of the Stock Option Plan, unless otherwise defined in the stock option agreement between us and the optionee, “disability” shall mean unless the applicable Award Agreement says otherwise, that the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment. The Committee shall determine whether an optionee has incurred a disability on the basis of medical evidence acceptable to the plan administrator. Upon making a determination of disability, the Committee shall, for purposes of the Stock Option Plan, determine the date of an optionee’s termination of employment or contractual relationship.

As of December 24, 2020, we have issued 964,324 stock options (or the right to acquire stock options) under the stock option plan:

•	297,648 of these options are exercisable at $3.70 and vest in 1/12ths over a one-year period;

•	162,162 of these options are exercisable at $2.775 and vest quarterly in 1/4ths upon grant and then every three months thereafter;

•	63,514 of these options are exercisable at $3.70 and vest monthly in 1/36ths starting one-year after their grant; and

•	440,000 of these options are exercisable at US$12.50 and vest in 1/12ths over a one-year period.

Although the exercise prices of all of these options were based on what we deemed to be the fair market value on the date that we entered into agreements to issue the options, by the date that we actually granted the 162,162 options at $2.775, we deemed the fair market value to have increased to $3.70. As a result, we recorded an expense of $259,410 for the year ended August 31, 2020, in connection with the issuance of those options.

In November 2020, we entered into agreements with members of our management to issue 440,000 stock options. These options vest in monthly 1/12th increments over the course of a year. The holders of the options have agreed with us that they may not sell or transfer the options that have vested or any common shares underlying the options until May 27, 2021. The options are exercisable for ten years at US$12.50 per common share. As the agreements state that the stock options are to be pursuant to our Stock Option Plan, we intend to amend our Stock Option Plan in the near future to accommodate the stock options granted by these agreements.

Outstanding Option-based Awards for Named Executive Officers and Directors

The following table reflects all option-based awards for each Named Executive Officer and director outstanding as at August 31, 2020. We do not have any other equity incentive plans other than our Stock Option Plan.

	Option–based Awards
Named Executive Officer or Director	Number of securities underlying unexercised options (#)(1)	Option exercise price ($)	Option expiration date
Alexandre Mongeon, Chief Executive Officer	64,864	$3.70	May 27, 2024
Patrick Bobby, Chief Operating Officer	64,864	$3.70	May 27, 2024
Kulwant Sandher, Chief Financial Officer	59,459	$3.70	May 27, 2024

(1)	These options to purchase common shares were issued pursuant to our Stock Option Plan which is summarized in this Annual Report in the section entitled “Executive Compensation – Stock Option Plans and Stock Options – 2020 Stock Option Plan”. The options were granted on May 27, 2020 and vest in equal twelfths once a month for a year.

Incentive Plan Awards

The following table provides information concerning our incentive award plans with respect to each Named Executive Officer and directors during the fiscal year ended August 31, 2020.

Named Executive Officer and Director	Option-based Awards – Value Vested During the Year ($)(1)		Non-Equity Incentive Plan Compensation – Value Vested During the Year ($)
Alexandre Mongeon, Chief Executive Officer	$	Nil	-
Patrick Bobby, Chief Operating Officer	$	Nil	-
Kulwant Sandher, Chief Financial Officer	$	Nil	-

Director Compensation for Fiscal 2020

We did not pay our directors for their services as directors in our fiscal 2020, although we did compensate some of our directors in that fiscal year for services that they provided as officers.

Pension Benefits

We do not have any defined benefit pension plans or any other plans providing for retirement payments or benefits.

Termination of Employment and Change of Control Benefits

Details with respect to termination of employment and change of control benefits for our directors and executive officers is reported above under the section titled “Executive Compensation Agreements.”

C. Board Practices

Board of Directors

Our Articles of Incorporation are attached as an exhibit to the registration statement of which this Annual Report forms a part. Our Articles of Incorporation provide that our company shall have a minimum of one (1) and a maximum of ten (10) directors.

46

Our Board of Directors (the “Board”) consists of six directors. Four of our six directors satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. Our directors are elected annually at each annual meeting of our company’s shareholders. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors.

Our Board of Directors is responsible for appointing our company’s officers.

Board Committees

On November 27, 2020, we established three committees under the board of directors: an Audit Committee, a Compensation Committee and a Nominating Committee. Each committee is governed by a charter approved by our Board of Directors.

Audit Committee

Our Audit Committee consists of  Renaud Cloutier, Steve P. Barrenechea and Luisa Ingargiola and is chaired by Ms. Ingargiola.  Each member of the Audit Committee satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meets the independence standards under Rule 10A-3 under the Exchange Act. Our Audit Committee Financial Expert is Luisa Ingargiola who qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Listing Rules of the Nasdaq Stock Market. The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The Audit Committee is responsible for, among other things:

•	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

•	reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K;

•	discussing the annual audited financial statements with management and our independent registered public accounting firm;

•	annually reviewing and reassessing the adequacy of our Audit Committee charter;

•	meeting separately and periodically with the management and our independent registered public accounting firm;

•	reporting regularly to the full board of directors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposure; and

•	such other matters that are specifically delegated to our Audit Committee by our board of directors from time to time.

Compensation Committee

Our Compensation Committee consists of Robert Ghetti, Steve P. Barrenechea and Luisa Ingargiola and is chaired by Mr. Barrenechea. Each of the Compensation Committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. Our Compensation Committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. No officer may be present at any committee meeting during which such officer’s compensation is deliberated upon. The Compensation Committee is responsible for, among other things:

•	reviewing and approving to the board with respect to the total compensation package for our most senior executive officers;

•	approving and overseeing the total compensation package for our executives other than the most senior executive officers;

•	reviewing and recommending to the board with respect to the compensation of our directors;

•	reviewing periodically and approving any long-term incentive compensation or equity plans;

•	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

•	programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

47

Nominating Committee

Our Nominating Committee consists of  Robert Ghetti, Renaud Cloutier and Steve P. Barrenechea and is chaired by Mr. Cloutier. Each member of the Audit Committee satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The Nominating Committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The Nominating Committee considers persons identified by its members, management, shareholders, investment bankers and others.

D. Employees

As of December 24, 2020, we employed a total of 14 people full-time and no one part-time. All of our employees were employed at our principal executive offices in Boisbriand, Quebec. None of our employees are covered by a collective bargaining agreement.

The breakdown of full-time employees by main category of activity is as follows:

Activity	Number of Full-Time Employees
Administration	6
Manufacturing	8

E. Share Ownership

Shares

The shareholdings of our officers and directors are set out in Item 7 below.

Options, Warrants and Other Convertible Securities

The stock options, exercisable into common shares of the Company, held by our officers and directors are set out in Item 6 B above. Our officers and directors do not hold any other securities convertible into our common shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of our common shares as of December 20, 2020 by (a) each shareholder who is known to us to own beneficially 5% or more of our outstanding common shares; (b) all directors; (c) our executive officers, and (d) all executive officers and directors as a group. Except as otherwise indicated, all persons listed below have (i) sole voting power and investment power with respect to their common shares, except to the extent that authority is shared by spouses under applicable law, and (ii) record and beneficial ownership with respect to their common shares.

Name	Common Shares Beneficially Owned (1)	Percentage of Common Shares Beneficially Owned (2)
Directors and Executive Officers:
Alexandre Mongeon, Chief Executive Officer, Director (3)(4)	2,228,403	27.5%
Patrick Bobby, Chief Operating Officer, Director (3)(5)	2,227,108	27.5%
Kulwant Sandher, Chief Financial Officer (6)	267,003	3.3%
Robert Ghetti, Director (7)	1,154,270	14.3%
Renaud Cloutier, Director(8)	33,333	0.4%
Steve P. Barrenechea, Director(8)	33,333	0.4%
Luisa Ingargiola, Director(8)	33,333	0.4%

Directors and Executive Officers as a Group (Seven Persons)	3,842,571	45.6%

Other 5% or more Shareholders:
Michel Amyot (9)	571,069	7.1%
James Stafford	547,298	6.8%

(1)	Under Rule 13d–3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the number of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of common shares actually outstanding on December 24, 2020.

48

(2)	The percentage is calculated based on (i) 8,010,366 common shares that were outstanding as of December 24, 2020 and (ii) common shares deemed to be beneficially owned by such person or group if the person or group has the right to acquire the common shares within 60 days of the date as of which the information is provided.

(3)	Includes 2,150,578 shares held by 9134-0489 Quebec Inc. This entity is jointly owned by Alexandre Mongeon and Patrick Bobby who each have dispositive and voting control over it.

(4)	Includes 12,106 common shares and common shares underlying 65,718 options that have vested or will vest within the next 60 days.

(5)	Includes 10,812 common shares and common shares underlying 65,718 options that have vested or will vest within the next 60 days.

(6)	205,795 of these shares are held by KPAC Holding Ltd., an entity over which Kulwant Sandher has dispositive and voting control. Also includes common shares underlying 61,208 options that have vested or will vest within the next 60 days.

(7)	Includes (i) 1,088,552 shares held by Société de Placements Robert Ghetti Inc., an entity over which Robert Ghetti has dispositive and voting control, (ii) 1,278 held by Immobilier R. Ghetti Inc., an entity over which Robert Ghetti has dispositive and voting control and (iii) 5,019 common shares and common shares underlying 65,718 options that have vested or will vest within the next 60 days held by Robert Ghetti.

(8)	Includes 33,333 options that have vested or will vest within the next 60 days.

(9)	Includes (i) 548,549 shares held by Gestion Toyma Inc., an entity over which Michel Amyot has dispositive and voting control and (ii) 22,520 common shares underlying options held by Michel Amyot that have vested or will vest within the next 60 days.

The information as to shares beneficially owned, not being within our knowledge, has been furnished by the officers and directors.

As at December 24, 2020, there were 61 holders of record of our common shares.

Transfer Agent

Our shares of common stock are recorded in registered form on the books of our transfer agent, VStock Transfer, LLC, located 18 Lafayette Place, Woodmere, New York 11598.

B. Related Party Transactions

In addition to employment and consulting agreements described elsewhere in this Annual Report, we have entered into the following transactions with our directors, officers, promoters and shareholders who beneficially own more than 10% of our common shares:

•	We respectively sold $183,880, $455,531 and $373,349 of boats, parts, services and other items to EB Rental Ltd. in our 2020, 2019 and 2018 fiscal years. Our Chief Executive Officer is an affiliate of EB Rental Ltd., an entity that rents electric boats at the Lido Marina Village in Newport, California. There was no written agreement for any of these sales.;

•	We respectively paid rent to California Electric Boat Company Inc. for the use of our manufacturing space and offices totaling $Nil, $143,376 and $35,056 in our 2020, 2019 and 2018 fiscal years. The decrease in rent paid in our fiscal 2020 is attributable to a governmental program paying three months of our rent in that fiscal year due to the COVID-19 pandemic. Our Chief Executive Officer is an affiliate of California Electric Boat Company. The manufacturing space and offices are in two adjacent units each under a separate lease. One lease is for approximately 3,600 square feet, has a monthly rent of approximately $3,000 and expires on June 30, 2024. The other lease is for approximately 8,210 square feet, has a monthly rent of approximately $8,550 and expires on May 31, 2022;

•	We advanced California Electric Boat Company Inc. $40,310 and $38,710 in our 2019 and 2018 fiscal years. Our Chief Executive Officer is an affiliate of California Electric Boat Company. The advances were not pursuant to a written agreement and have subsequently been repaid. We have made no such advances since the end of our 2019 fiscal year.; and

49

•	We received advances from related parties. All of these advances to and from related parties were non-interest bearing and had no specified terms of repayment. Pursuant to the terms of subscription agreements with these related parties, we converted the debt due to them into common shares at US$10 per share, the per share price in our November 2020 initial public offering. We also converted amounts we owed to related parties as trade and other payables on the same terms. These amounts that we owed related parties were converted as follows:

	Amount of Debt	Common Shares upon Conversion
Related Party Debt (Current at Conversion):
Alexandre Mongeon	$141,972	11,006
Patrick Bobby	$139,472	10,812
Robert Ghetti	$64,750	5,019
Immobilier R. Ghetti Inc.	$16,487	1,278
Société de Placement Robert Ghetti Inc.	$279,376	21,657
Gestion Toyma	$151,500	11,744

Related Party Debt (Current at Conversion)
9335-1427 Quebec Inc.	$129,932	10,072
Gestion Toyma Inc.	$24,394	Nil
Alexandre Mongeon	$14,201	1,101

Due to shareholders and included in Trade and other payables
Alexandre Mongeon	$39,668	Nil
Patrick Bobby	$5,091	Nil]
Total:	$44,759	Nil]

•	In August 2020, we entered into a subscription agreement, in a form that we have used for most of our private placements in 2020, with James Stafford for the sale of 547,298 common shares at a price per share of $3.70 in exchange for $2,025,000. As a result of this sale, Mr. Stafford beneficially owns approximately 6.9% of our common shares. Prior to entering into the subscription agreement, we had issued Mr. Stafford 12,162 common shares as a finder’s fee in connection with other private placements made in 2020.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

The financial statements of the Company for the years ended August 31, 2020 and 2019 have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board, or IASB, and are included under Item 18 of this annual report. The financial statements including related notes are accompanied by the report of the Company’s independent registered public accounting firm, BDO Canada LLP.

Legal Proceedings

As of the date of this Annual Report, in the opinion of our management, we are not currently a party to any litigation or legal proceedings which are material, either individually or in the aggregate, and, to our knowledge, no legal proceedings of a material nature involving us currently are contemplated by any individuals, entities or governmental authorities.

Dividends

We have not paid any dividends on our common shares since incorporation. Our management anticipates that we will retain all future earnings and other cash resources for the future operation and development of our business. We do not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the Board’s discretion, subject to applicable law, after taking into account many factors including our operating results, financial condition and current and anticipated cash needs.

B. Significant Changes

We have not experienced any significant changes since the date of the financial statements included with this Form 20-F except as disclosed in this Form 20-F.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing

Our common shares are traded on the Nasdaq Capital Market under the symbol “VMAR”.

B. Plan of Distribution

Not Applicable.

C. Markets

Please see Section 9.A above.

D. Selling Shareholders

Not Applicable.

E. Dilution

Not Applicable.

F. Expenses of the Issue

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not Applicable.

B. Memorandum and Articles of Association

Our company was incorporated under the laws of the Province of Quebec, Canada on August 27, 2012 under the name Riopel Marine, Inc. We amended our Articles on April 22, 2020 to change our name to Vision Marine Technologies Inc. The following is a description of certain sections of our Articles of Incorporation as amended and as modified by our Bylaws.

Remuneration of Directors

Our directors are entitled to the remuneration for acting as directors as the directors may from time to time determine. Unless otherwise provided for in a unanimous shareholder’s agreement, the board Directors fixes, from time to time, by resolution, the remuneration of the directors. In addition, the board of directors, may, by resolution, grant special compensation to a director who performs a specific or additional mandate on behalf of the Corporation. Directors also have the right to be reimbursed for travel expenses and all reasonable costs and expenses incurred in the exercise of their duties.

Number of Directors

According to Article 11 of our Internal By-laws, under Section D. Interpretation, the number of directors is indicated in the articles. If the articles provide for a minimum and a maximum number of directors, the board of directors is composed of the fixed number of directors, between these minimum and maximum numbers, determined by resolution of the board of directors, or failing that by shareholder resolution. An amendment to the articles which reduces the number of directors does not end the mandate of the directors in office.

Directors

Our directors are elected each year at the annual shareholder’s meeting. The election of a director is made by plurality of votes; the candidates who collect the greatest number of votes are elected in descending order, up to the number of positions to be filled. Our Articles provide that the Board may, between annual meetings, appoint one or more additional directors to serve until the next annual meeting, but the number of additional directors must not at any time exceed the fixed or maximum number of directors provided for by the articles.

Our By-laws provide that our directors may from time to time on behalf of our company, without shareholder approval:

•	Take out loans;

•	Issue, reissue, sell or mortgage its debt securities;

•	Give security for the performance of another person’s obligation;

•	Mortgage all or part of his property, present or future, in order to guarantee the performance of any obligation;

•	Fill vacancies in the directors or the auditor or to appoint additional directors;

•	Appoint the chairman of the Corporation and the chairman of the board of directors, the head of management, the head of operations or the head of finance, and fix their remuneration;

•	Authorize the issue of shares;

•	Approve the transfer of unpaid shares;

•	Declare dividends;

•	Acquire, in particular by purchase, redemption or exchange, shares issued by the Corporation;

•	Subdivide, redesign or convert shares;

•	Authorize the payment of a commission to a person who purchases shares or other securities in the Corporation, or who undertakes to buy or to have these shares or values purchased;

•	Approve the financial statements presented at annual meetings of shareholders;

•	Adopt the rules of procedure, modify or repeal them;

•	Authorize calls for payments;

•	Authorize the confiscation of shares;

•	Approve an amendment to the articles allowing the series division of a class of unissued shares and establish the designation, rights and restrictions;

•	Approve a simplified merger.

Authorized Capital

Our Certificate of Incorporation, as amended by our Articles of Amendment, provides that our authorized capital consists of one (1) class of shares, being an unlimited number of common shares without par value, issuable in four series, of which an unlimited number are designated as Voting Common Shares – Series Founder, an unlimited number are designated as Voting Common Shares – Series Investor 1, an unlimited number are designated as Voting Common Shares – Series Investor 2 and an unlimited number are designated as Non-Voting Common Shares.

Rights, Preferences and Restrictions Attaching to Our Shares

Our Voting Common Shares, subject to the Business Corporations Act, are entitled to the following rights, privileges, restrictions and conditions attaching to our Voting Common Shares:

•	To vote at every shareholders’ meeting and receive a notice of meeting; each shareholder has one vote per share during the meeting;

•	Voting Common Shares carry the right to receive any dividend;

•	Voting Common Shares have the right to share the remainder of the assets in the event of the liquidation or dissolution of the Corporation.

Our Non-Voting Common Shares, subject to the Business Corporations Act, are entitled to the following rights, privileges, restrictions and conditions attaching to our Non-Voting Common Shares:

•	Non-Voting Common Shares do not carry the right to vote at shareholder meetings or to receive notice of such meetings;

•	Non-Voting Common Shares carry the right to receive any dividend;

•	Non-Voting Common Shares have the right to share the remainder of the assets in the event of the liquidation or dissolution of the Corporation.

Shareholder Meetings

The Business Corporations Act provides that: (i) the corporation must hold an annual meeting of shareholders; if necessary, it can hold one or more special shareholder’s meetings; (ii) shareholders meeting may be held in Quebec, in any place chosen by the board of directors, or may be held at a location outside Quebec if the articles allow it, or if all the shareholders entitled to vote agree; (iii) an annual meeting must be held within 18 months of the incorporation of the Corporation and, thereafter, within 15 months of the previous annual meeting; (iv) the board of directors may at any time call a special meeting; (v) shareholders holding at least 10% of the shares giving the right to vote at the special meeting requested to be convened may, by means of a notice, request the board of directors to convene a special meeting for the purposes set out in their request.

Pursuant to Article 69 of our By-laws, a shareholder or proxy holder who is entitled to participate in a meeting of shareholders may do so by any means, if all shareholders and proxy holders participating in the meeting are able to communicate with each other; each shareholder participating by such means shall be deemed to be present at the meeting.

C. Material Contracts

We have not entered into any material agreements other than in the ordinary course of business and other than those described in this Annual Report.

D. Exchange Controls

We are incorporated pursuant to the laws of the Province of Quebec, Canada. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. See “Certain Canadian Federal Income Tax Considerations For Non-Canadian Holders,” below.

There is no limitation imposed by Canadian law or by the charter or other constituent documents of our company on the right of a non-resident to hold or vote common shares of our company. However, the Investment Canada Act (Canada) (the “Investment Act”) has rules regarding certain acquisitions of shares by non-residents, along with other requirements under that legislation.

The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire common shares of our company. The discussion is general only; it is not a substitute for independent legal advice from an investor’s own advisor; and it does not anticipate statutory or regulatory amendments.

The Investment Act is a federal statute of broad application regulating the establishment and acquisition of Canadian businesses by non-Canadians, including individuals, governments or agencies thereof, corporations, partnerships, trusts or joint ventures (each an “entity”). Investments by non-Canadians to acquire control over existing Canadian businesses or to establish new ones are either reviewable or notifiable under the Investment Act. If an investment by a non-Canadian to acquire control over an existing Canadian business is reviewable under the Investment Act, the Investment Act generally prohibits implementation of the investment unless, after review, the Minister of Innovation, Science and Economic Development, is satisfied that the investment is likely to be of net benefit to Canada.

A non-Canadian would acquire control of our company for the purposes of the Investment Act through the acquisition of common shares if the non-Canadian acquired a majority of the common shares of our company.

Further, the acquisition of less than a majority but one-third or more of the common shares of our company would be presumed to be an acquisition of control of our company unless it could be established that, on the acquisition, our company was not controlled in fact by the acquirer through the ownership of common shares.

For a direct acquisition that would result in an acquisition of control of our company, subject to the exception for “WTO-investors” that are controlled by persons who are resident in World Trade Organization (“WTO”) member nations, a proposed investment would be reviewable where the value of the acquired assets is $5 million or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, where the value of the acquired assets is less than $5 million.

For a proposed indirect acquisition that by an investor other than a so-called WTO investor that would result in an acquisition of control of our company through the acquisition of a non-Canadian parent entity, the investment would be reviewable where the value of the assets of the entity carrying on the Canadian business, and of all other entities in Canada, the control of which is acquired, directly or indirectly is $50 million or more.  The threshold is reduced to $5 million or more for a direct acquisition of control of the company by a non-WTO investor.

In the case of a direct acquisition by or from a “WTO investor”, the threshold is significantly higher. An investment in common shares of our company by a WTO investor would be reviewable only if it was an investment to acquire control of the company and the enterprise value of the assets of the company was equal to or greater than a specified amount, which is published by the Minister after its determination for any particular year. This amount is currently $1.075 billion (unless the WTO member is party to one of a list of certain free trade agreements, in which case the amount is currently $1.613 billion); beginning January 1, 2019, both thresholds will be adjusted annually by a GDP (Gross Domestic Product) based index.

The higher WTO threshold for direct investments and the exemption for indirect investments do not apply where the relevant Canadian business is carrying on a “cultural business”. The acquisition of a Canadian business that is a “cultural business” is subject to lower review thresholds under the Investment Act because of the perceived sensitivity of the cultural sector.

In 2009, amendments were enacted to the Investment Act concerning investments that may be considered injurious to national security. If the Minister of Innovation, Science and Economic Development has reasonable grounds to believe that an investment by a non-Canadian “could be injurious to national security,” the Minister of Innovation, Science and Economic Development may send the non-Canadian a notice indicating that an order for review of the investment may be made. The review of an investment on the grounds of national security may occur whether or not an investment is otherwise subject to review on the basis of net benefit to Canada or otherwise subject to notification under the Investment Act. To date, there is neither legislation nor guidelines published, or anticipated to be published, on the meaning of “injurious to national security.” Discussions with government officials suggest that very few investment proposals will cause a review under these new sections. In 2016, the government of Canada released a set of guidelines for the national security review process. The guidelines state that, in assessing a proposed investment under the national security provisions of the Investment Act, the nature of the asset or business activities and the parties, including the potential for third party influence, involved in the transaction will be considered. The guidelines also provide a list of factors that may be taken into account to determine whether a review of an investment on national security grounds will be conducted.

Certain transactions, except those to which the national security provisions of the Investment Act may apply, relating to common shares of our company are exempt from the Investment Act, including

(a)	the acquisition of our common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities,

(b)	the acquisition of control of our company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions on the Investment Act, and

(c)	the acquisition of control of our company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of our company, through the ownership of common shares, remained unchanged.

E. Taxation

Material Canadian Federal Income Tax Considerations for Non-Canadian Holders

The following summary describes, as of the date hereof, the material Canadian federal income tax considerations generally applicable to a purchaser who acquires, as a beneficial owner, common shares pursuant to this offering and who, at all relevant times, for the purposes of the application of the Income Tax Act (Canada) and the Income Tax Regulations, or, collectively, the Canadian Tax Act, (1) is not, and is not deemed to be, resident in Canada for purposes of the Canadian Tax Act and any applicable income tax treaty or convention; (2) deals at arm’s length with us; (3) is not affiliated with us; (4) does not use or hold, and is not deemed to use or hold, common shares in a business carried on in Canada; (5) has not entered into, with respect to the common shares, a “derivative forward agreement” as that term is defined in the Canadian Tax Act and (6) holds the common shares as capital property (a “Non-Canadian Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Canadian Holder that is an insurer carrying on an insurance business in Canada and elsewhere.

This summary is based on the current provisions of the Canadian Tax Act, and an understanding of the current administrative policies of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Canadian Tax Act and the Canada-United States Tax Convention (1980), as amended, or the Canada-U.S. Tax Treaty, publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof the (“Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, regulatory, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Canadian Holder and no representation with respect to the Canadian federal income tax consequences to any particular Non-Canadian Holder or prospective Non-Canadian Holder is made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective purchasers should consult with their own tax advisors for advice with respect to their own particular circumstances.

Generally, for purposes of the Canadian Tax Act, all amounts relating to the acquisition, holding or disposition of the common shares must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Canadian Tax Act. The amount of any dividends required to be included in the income of, and capital gains or capital losses realized by, a Non-Canadian Holder may be affected by fluctuations in the Canadian exchange rate.

Dividends

Dividends paid or credited on the common shares or deemed to be paid or credited on the common shares to a Non-Canadian Holder will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Canadian Holder is entitled under any applicable income tax convention between Canada and the country in which the Non-Canadian Holder is resident. For example, under the Canada-U.S. Tax Treaty, where dividends on the common shares are considered to be paid to or derived by a Non-Canadian Holder that is a beneficial owner of the dividends and is a U.S. resident for the purposes of, and is entitled to benefits of, the Canada-U.S. Tax Treaty, the applicable rate of Canadian withholding tax is generally reduced to 15%.

Dispositions

A Non-Canadian Holder will not be subject to tax under the Canadian Tax Act on any capital gain realized on a disposition or deemed disposition of a Common Share, unless the common shares are “taxable Canadian property” to the Non-Canadian Holder for purposes of the Canadian Tax Act and the Non-Canadian Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Canadian Holder is resident.

Generally, the common shares will not constitute “taxable Canadian property” to a Non-Canadian Holder at a particular time provided that the common shares are listed at that time on a “designated stock exchange” (as defined in the Canadian Tax Act), which includes the Nasdaq, unless at any particular time during the 60-month period that ends at that time (i) one or any combination of (a) the Non-Canadian Holder, (b) persons with whom the Non-Canadian Holder does not deal at arm’s length, and (c) partnerships in which the Non-Canadian Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, has owned 25% or more of the issued shares of any class or series of our capital stock, and (ii) more than 50% of the fair market value of the common shares was derived, directly or indirectly, from one or any combination of: (i) real or immoveable property situated in Canada, (ii) “Canadian resource properties” (as defined in the Canadian Tax Act), (iii) “timber resource properties” (as defined in the Canadian Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, property in any of the foregoing whether or not the property exists. Notwithstanding the foregoing, in certain circumstances set out in the Canadian Tax Act, common shares could be deemed to be “taxable Canadian property.” Non-Canadian Holders whose common shares may constitute “taxable Canadian property” should consult their own tax advisors.

F. Dividends and Paying Agents

Not Applicable.

G. Statements by Experts

Not Applicable.

H. Documents on Display

The documents concerning us which are referred to in this Annual Report may be inspected at our offices located at 730 Boulevard du Curé-Boivin, Boisbriand, Quebec, J7G 2A7, Canada.

In addition, we have filed with the SEC a registration statement on Form F-1 under the U.S. Securities Act and the documents referred to in this Annual Report have been filed as exhibits to such Form F-1 with the SEC and may be inspected and copied at the public reference facility maintained by the SEC at 100F. Street NW, Washington, D.C. 20549. In addition, the SEC maintains a website at www.sec.gov that contains copies of documents that we have filed with the SEC using its EDGAR system.

I. Subsidiary Information

We do not have any subsidiaries.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed in varying degrees to a variety of financial instrument related risks. Our Board approves and monitors the risk management processes, inclusive of controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to us. We have a strict code of credit, including obtaining instalment payments, obtaining agency credit information and setting appropriate credit limits. The maximum exposure to credit risk at the reporting date, is the carrying amount of financial assets. We do not hold any collateral. Generally, trade receivables are written off when there is no reasonable expectation of recovery. Indicators of this include the failure for a debtor to engage in a repayment plan, no active enforcement activity and a failure to make contractual payments.

Liquidity risk

Liquidity risk is the risk that we will encounter difficulty in meeting our financial obligations as they fall due. We are exposed to liquidity risk primarily from our trade and other payables and long-term debt. We believe that our recurring financial resources are adequate to cover all our expenditures.

	Contractual cash flows $	Less than one year $	1-5 years $	Greater than 5 years $
August 31, 2020
Bank indebtedness	170,000	170,000	-	-
Trade and other payables	639,837	639,837	-	-
Long-term debt	411,737	57,249	281,704	72,784
	1,221,574	867,086	281,704	72,784
August 31, 2019
Bank indebtedness	283,813	283,813	-	-
Trade and other payables	376,303	376,303	-	-
Advances from related parties	1,050,064	-	1,050,064	-
Long-term debt	136,810	17,628	47,578	71,604
	1,846,990	677,744	1,097,642	71,604

Interest rate risk

We are exposed to interest rate risk on our variable rate bank indebtedness and variable and fixed rate long-term debt. Fixed-rate borrowings exposes us to fair value risk while variable rate borrowings exposes us to cash flow risk.

Foreign exchange risk

Foreign exchange risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. We have certain financial assets and liabilities denominated in United States dollars. The Canadian dollar equivalent carrying amounts of these assets and liabilities are as follows:

	2020	2019
	$	$
Cash	88,952	-
Trade and other payables	42,201	64,499

Fair value measurement and hierarchy

The fair value measurement of our financial and non-financial assets and liabilities utilizes market observable inputs and data as far as possible. Inputs used in determining fair value measurements are categorized into different levels based on how observable the inputs used in the valuation technique utilized are (the 'fair value hierarchy'):

-	Level 1: Quoted prices in active markets for identical items (unadjusted);

-	Level 2: Observable direct or indirect inputs other than Level 1 inputs; and

-	Level 3: Unobservable inputs (i.e. not derived from market data).

The classification of an item into the above levels is based on the lowest level of the inputs used that has a significant effect on the fair value measurement of the item. Transfers of items between levels are recognized in the period they occur.

The carrying amount of trade and other receivables, advances to related parties, trade and other payables and advances from related parties are assumed to approximate their fair value due to their short-term nature.

The fair value of financial liabilities is estimated by discounting the remaining contractual maturities at the current market interest rate that is available for similar financial liabilities.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have not been any defaults with respect to dividends, arrearages or delinquencies since incorporation in 2012.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to the rights of our holders of Common Shares since incorporation in 2012.

Use of Proceeds

On November 27, 2020, we completed an initial public offering of 2,760,000 Common Shares. The offering was registered with the US Securities and Exchange Commission on Form F-1 (File No. 333-239777). We received approximately US$24,940,000 in net proceeds from this offering. We have yet to use the proceeds from this offering.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure controls and procedures are defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the Company in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and includes, without limitation, controls and procedures designed to ensure that such information is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As required by Rule 13a-15 or 15d-15 under the Exchange Act, we have carried out an evaluation of the effectiveness of our Company’s disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F, being August 31, 2020. This evaluation was carried out by our Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as August 31, 2020  due to the material weakness in our internal control over financial reporting that we identified in our 2020 fiscal year and which is further discussed below. We cannot declare our disclosure controls and procedures to be effective until we can declare that our internal control over financial reporting is currently effective.

Management’s Annual Report On Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. The Exchange Act in Rule 13a-15(f ) and 15d-15(f ) defines this as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that may have a material effect on the financial statements.

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, our management assessed the effectiveness of our internal control over financial reporting as at August 31, 2020. In making this assessment, our management used the criteria, established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon this assessment, our management concluded that our internal control over financial reporting was not effective as at August 31, 2020.  As noted below, we identified a material weakness in our internal control over financial reporting in April 2020 and have made, and are making, changes to our internal control over financial reporting to remediate the weakness. However, these changes have been made too recently to test their effectiveness and the controller being hired to assist in the process will only begin in January 2021. As a result, we cannot currently be sure that the changes we have made to improve our internal control over financial reporting have made our internal control over financial reporting effective.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report is not subject to attestation by the Company’s registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this Annual Report.

Changes In Internal Control Over Financial Reporting

In April 2020, we identified a material weakness in our internal controls over financial reporting, and as a result had to restate our audited financial statements for the year ended August 31, 2019 to reflect earnings per share data to account for a reverse split of our common shares and a share exchange.

Since April 24, 2020, the date our board of directors approved the financial statements that were restated, we have taken steps to strengthen our internal control over financial reporting including, immediately upon the conclusion of this offering, the formation of an audit committee and the appointment of a director who qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Listing Rules of the Nasdaq Stock Market. Management and the Board of Directors continue to work to mitigate the risk of material misstatement and intend to take additional remedial measures, including the training of accounting staff and/or hiring individuals that are knowledgeable in IFRS.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

As disclosed above, as of the date hereof, our Audit Committee is comprised of Renaud Cloutier, Steve P. Barrenechea and Luisa Ingargiola, each of whom is independent under the listing standards regarding “independence” within the meaning of the Listing Rules of the Nasdaq Stock Market.

Our Board has determined that Louisa Ingargiola qualifies as an audit committee financial expert pursuant to Items 16A(b) and (c) of Form 20-F.

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

We have appointed BDO Canada LLP as our independent registered public accounting firm. The following table sets forth information regarding the amount billed and accrued to us by BDO for the fiscal year ended August 31, 2020 and 2019:

	Period Ended August 31
	2020	2019
Audit Fees:	$49,150	$171,615
Audit Related Fees:	$139,655	$-
Tax Fees:	$-	$-
Total:	$188,805	$171,615

Audit Fees

This category includes the aggregate fees billed by our independent auditor for the audit of our annual financial statements, reviews of interim financial statements that are provided in connection with statutory and regulatory filings or engagements.

Audit Related Fees

This category includes the aggregate fees billed in each of the last two fiscal years for assurance and related services by the independent auditors that are reasonably related to the performance of the audits or reviews of the financial statements and are not reported above under “Audit Fees,” and generally consist of fees for other engagements under professional auditing standards, accounting and reporting consultations,

Tax Fees

This category includes the aggregate fees billed in each of the last two fiscal years for professional services rendered by the independent auditors for tax compliance, tax planning and tax advice.

Policy on Pre-Approval by Audit Committee of Services Performed by Independent Auditors

The policy of our Audit Committee is to pre-approve all audit and permissible non-audit services to be performed by our independent auditors during the fiscal year.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G. CORPORATE GOVERNANCE.

Not Applicable

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

Our financial statements were prepared in accordance with IFRS, as issued by the IASB, and are presented in Canadian dollars.

Financial statements filed as part of this Annual Report:

Vision Marine Technologies Inc.
(formerly known as Riopel Marine Inc.)

Financial Statements
August 31, 2020 and 2019

Tél./Tel: 514-931-0841 Téléc./Fax: 514-931-9491 www.bdo.ca	BDO Canada s.r.l./S.E.N.C.R.L./LLP 1000, rue De La Gauchetière O. Bureau 200 Montréal QC H3B 4W5 Canada

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
Vision Marine Technologies Inc.
Boisbriand, Québec

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Vision Marine Technologies Inc. (the “Company”) as of August 31, 2020 and 2019, the related statements of comprehensive (loss) income, changes in equity (deficiency), and cash flows for the years ended August 31, 2020, 2019 and 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at August 31, 2020 and 2019, and the results of its operations and its cash flows for the years ended August 31, 2020, 2019 and 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

Report of Independent Registered Public Accounting Firm

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

Montréal, Québec
December 30, 2020

Vision Marine Technologies Inc.

(formerly known as Riopel Marine Inc.)

Statements of Financial Position

As at August 31, 2020 and 2019

	2020	2019
	$	$
Assets
Current
Cash	1,296,756	-
Cash held in trust	65	37,500
Trade and other receivables (note 6)	79,027	101,784
Inventories (note 7)	491,527	818,811
Prepaid expenses	170,979	8,595
Grants and investment tax credits receivable	402,239	400,079
Total current assets	2,440,593	1,366,769
Right-of-use assets (note 9)	652,967	-
Property and equipment (note 8)	538,065	507,483
Advances to related parties (note 14)	-	40,310
Total non-current assets	1,191,032	547,793
Total assets	3,631,625	1,914,562
Liabilities
Current
Bank indebtedness (note 10)	170,000	283,813
Trade and other payables (note 11)	639,837	376,303
Contract liabilities (note 12)	20,443	180,072
Advances from related parties (note 14)	898,489	597,341
Current portion of lease liabilities (note 13)	120,815	-
Current portion of long-term debt (note 15)	57,249	17,628
Current portion of obligation under finance lease	-	4,377
Total current liabilities	1,906,833	1,459,534
Non-current
Advances from related parties (note 14)	-	452,723
Lease liabilities (note 13)	552,173	-
Long-term debt (note 15)	354,488	125,862
Finance lease	-	3,839
Deferred income taxes (note 18)	26,216	4,906
Total non-current liabilities	932,877	587,330
Total liabilities	2,839,710	2,046,864
Shareholders’ equity (deficiency)
Capital stock (note 16)	2,497,813	525
Contributed surplus (note 17)	739,961	-
Capital stock to be issued (note 16)	-	37,500
Deficit	(2,445,859)	(170,327)
	791,915	(132,302)
	3,631,625	1,914,562

See accompanying notes

Vision Marine Technologies Inc.

(formerly known as Riopel Marine Inc.)

Statements of Changes in Equity (Deficiency)

For the Years Ended August 31, 2020, 2019 and 2018

	Capital stock		Capital stock to be issued	Contributed surplus	Deficit	Total
	units	$	$	$	$	$
Shareholders’ deficiency as at August 31, 2017	3,743,491	600	-		(217,545)	(216,945)
Net and comprehensive loss	-	-	-		(185,848)	(185,848)
Shareholders’ deficiency as at August 31, 2018	3,743,491	600	-	-	(403,393)	(402,793)
Net and comprehensive income	-	-	-	-	233,066	233,066
Repurchase of capital stock (note 16)	(467,936)	(75)	-	-	-	(75)
Subscriptions to capital stock received in advance of issuance (note 16)	-	-	37,500	-	-	37,500
Shareholders’ deficiency as at August 31, 2019	3,275,555	525	37,500	-	(170,327)	(132,302)
Net and comprehensive loss	-	-	-	-	(2,275,532)	(2,275,532)
Share issuance, net of transactions costs of $320,230 (note 16)	1,309,446	2,497,288	(37,500)	-	-	2,459,788
Share-based payments (notes 16 and 17)	-	-	-	739,961		739,961
Shareholders’ equity (deficiency) as at August 31, 2020	4,585,001	2,497,813		739,961	(2,445,859)	791,915

See accompanying notes

Vision Marine Technologies Inc.

(formerly known as Riopel Marine Inc.)

Statements of Comprehensive (Loss) Income
For the Years Ended August 31, 2020, 2019 and 2018

	2020 $	2019 $	2018 $
Revenues (notes 14 and 21)	2,417,173	2,869,377	1,271,566
Cost of sales (note 7)	1,812,783	1,584,013	769,839
Gross profit	604,390	1,285,364	501,727
Expenses
Office salaries and benefits	315,138	372,961	105,101
Rent	39,500	204,596	108,137
Share-based compensation (notes 16 and 17)	1,312,071	-	-
Professional fees	671,788	111,653	104,294
Travel and entertainment	41,382	30,199	23,295
Advertising and promotion	238,389	157,276	111,198
Office and general	114,508	69,737	55,325
Impairment of trade and other receivables (reversal)	(458)	3,729	-
Interest and bank charges	37,092	18,788	17,013
Interest on long-term debt and finance lease	70,013	15,669	22,938
Foreign exchange loss (gain)	1,295	1,790	(11,959)
Other income	(10,000)	-	-
Depreciation	27,895	1,513	500
	2,858,613	987,911	535,842
(Loss) earnings before income taxes	(2,254,223)	297,453	(34,115)
Income taxes
Current	-	38,586	65,023
Deferred	21,309	25,801	86,710
	21,309	64,387	151,733
Net and comprehensive (loss) income	(2,275,532)	233,066	(185,848)

See accompanying notes

	2020	2019	2018
	$	$	$
Weighted average shares outstanding	4,179,017	3,730,611	3,743,491
Basic and diluted income (loss) per share	(0.56)	0.06	(0.05)

Vision Marine Technologies Inc.

(formerly known as Riopel Marine Inc.)

Statements of Cash Flows
For the Years Ended August 31, 2020, 2019 and 2018

	2020 $	2019 $	2018 $
Operating activities
Net and comprehensive (loss) income	(2,275,532)	233,066	(185,848)
Depreciation	170,182	35,109	30,371
Accretion on long-term debt	5,905	5,143	9,309
Share-based compensation – capital stock	572,110	-	-
Share-based compensation – options	739,961	-	-
Shares issued for services	26,533	-	-
Government grant	(3,666)	-	-
Deferred income taxes	21,310	25,801	86,710
Non-cash lease	19,137	-	-
	(724,060)	299,119	(59,458)
Net change in non-cash working capital items
Trade and other receivables	22,757	(42,536)	(23,414)
Inventories	327,284	112,895	(507,093)
Grants and investment tax credits receivable	(2,160)	118,881	4,047
Prepaid expenses	(162,384)	(8,595)	5,142
Trade and other payables	263,534	(96,134)	105,253
Contract liabilities	(159,629)	(495,998)	600,560
	289,402	(411,487)	184,495
Cash (used in) provided by operating activities	(434,658)	(112,368)	125,037
Investing activities
Additions to property and equipment	(77,966)	(175,952)	(1,755)
Repayment from (advances to) related parties	40,310	(1,600)	(38,252)
Term deposit	-	68,368	(68,368)
Cash (used in) investing activities	(37,656)	(109,184)	(108,375)
Financing activities
Change in bank indebtedness	(113,813)	195,876	(5,795)
Increase in long-term debt	280,000	84,818	-
Repayment of long-term debt	(13,992)	(60,000)	(83,326)
Repayment of obligations under finance leases	-	(3,117)	-
Repurchase of capital stock	-	(75)	-
Advances to (repayments from) related parties	(151,575)	4,050	72,459
Subscriptions to capital stock received in advance of issuance	(37,500)	37,500	-
Issuance of shares	1,982,075	-	-
Repayment of lease liabilities	(130,130)	-	-
Transaction costs on issuance of shares	(83,430)	-	-
Cash provided by (used in) financing activities	1,731,635	259,052	(16,662)
Balance to carry forward	1,259,321	37,500	-

Vision Marine Technologies Inc.

(formerly known as Riopel Marine Inc.)

Statements of Cash Flows
For the Years Ended August 31, 2020, 2019 and 2018

	2020 $	2019 $	2018 $
Balance carried forward	1,259,321	37,500	-
Increase in cash and cash equivalents	1,259,321	37,500	-
Cash and cash equivalents – beginning of year	37,500	-	-
Cash and cash equivalents – end of year	1,296,821	37,500	-
Cash and cash equivalents
Cash	1,296,756	-	-
Cash held in trust	65	37,500	-
	1,296,821	37,500	-

See accompanying notes

Vision Marine Technologies Inc.
(formerly known as Riopel Marine Inc.)

Notes to Financial Statements
August 31, 2020 and 2019

1.	Incorporation and nature of business

Vision Marine Technologies Inc. (the “Company”) was incorporated on August 29, 2012 as Riopel Marine Inc. The Company changed its name to Vision Marine Technologies Inc. on April 7, 2020. The principal business of the Company is to manufacture and sell electric boats.

The head office and registered office of the Company is located at 730 Curé-Boivin boulevard, Boisbriand, Quebec, J7G 2A7.

2.	Basis of preparation

Compliance with IFRS

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”) in effect on August 31, 2020.

The financial statements were authorized for issued by the Board of Directors on December 30, 2020.

Basis of measurement

These financial statements are stated in Canadian dollars, which is also the Company’s functional currency, and were prepared on the historical cost basis.

Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates. Areas where estimates are significant to the financial statements are disclosed in note 4.

3.	New standards adopted as at September 1, 2019

IFRS 16: Leases

The Company has adopted IFRS 16 as of September 1, 2019. The adoption of IFRS 16 has a significant impact as the Company recognized new assets and liabilities for its operating leases. In addition, the nature and timing of expenses related to those leases has changed as IFRS 16 replaces the straight-line operating lease expense with a depreciation charge for the right-of-use assets and interest expense on lease liabilities. The Company has elected to apply the modified retrospective method, under which the cumulative effect of initial application is recognized in retained earnings at September 1, 2019, by setting right-of-use assets based on the lease liability at the date of initial application, adjusted by the amount of any prepaid or accrued lease payments, and has applied the following practical expedients:

Vision Marine Technologies Inc.
(formerly known as Riopel Marine Inc.)

Notes to Financial Statements
August 31, 2020 and 2019

3.       New standards adopted as at September 1, 2019 (continued)

IFRS 16: Leases (continued)

−	Applied IFRS 16 exclusively to contracts that were previously identified as leases applying IAS 17 at the date of initial application;

−	Accounted for leases for which the lease term ended within 12 months of the date of initial application as short-term leases;

−	Did not recognize right-of-use assets and liabilities for leases of low value assets;

−	Relied on its assessment of whether leases are onerous applying IAS 37 immediately before the date of initial application as an alternative to performing an impairment review; and

−	Did not separate non-lease components from lease components, and instead accounted for each lease component and any associated non-lease components as a single lease component.

The effect of adoption of IFRS 16 as at September 1, 2019 is as follows:

	August 31,	Impact of adoption	September 1,
	2019	of IFRS 16	2019
	$	$	$
Assets
Noncurrent assets
Property and equipment	507,483	(10,880)	496,603
Right-of-use assets	-	760,217	760,217
Total noncurrent assets	507,483	749,337	1,256,820
Total assets	507,483	749,337	1,256,820
Liabilities
Current liabilities
Current portion of obligation under finance lease	4,377	(4,377)	-
Current portion of lease liabilities	-	106,724	106,724
Total current liabilities	4,377	102,347	106,724
Noncurrent liabilities
Finance lease	3,839	(3,839)	-
Lease liabilities	-	650,829	650,829
Total noncurrent liabilities	3,839	646,990	650,829
Total liabilities	8,216	749,337	757,553

Vision Marine Technologies Inc.
(formerly known as Riopel Marine Inc.)

Notes to Financial Statements
August 31, 2020 and 2019

3.       New standards adopted as at September 1, 2019 (continued)

IFRS 16: Leases (continued)

The following table reconciles the Company’s operating lease commitments as at August 31, 2019 as previously disclosed in the audited financial statements of the Company, to the lease liability recognized initial application of IFRS 16 on September 1, 2019:

$
Operating lease commitments as at August 31, 2019	543,300
Finance leases as at August 31, 2019	8,216
Lease payments relating to periods not included in operating lease commitments as at August 31, 2019	367,065
Effect of discounting using the weighted average incremental borrowing rate	(161,028)
Lease liability recognized as at September 1, 2019	757,553

IFRIC 23: Uncertainty over income tax treatments

IFRIC 23 provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The interpretation requires:

The Company to determine whether uncertain tax treatments should be considered separately, or together as a group, based on which approach provides better predictions of the resolution;

The Company to determine if it is probable that the tax authorities will accept the uncertain tax treatment; and

If it is not probable that the uncertain tax treatment will be accepted, measure the tax uncertainty based on the most likely amount or expected value, depending on whichever method better predicts the resolution of the uncertainty. This measurement is required to be based on the assumption that each of the tax authorities will examine amounts they have a right to examine and have full knowledge of all related information when making those examinations.

The interpretation is effective for periods beginning on or after September 1, 2019. The Company has adopted the new interpretation with no impact on the financial statements.

Vision Marine Technologies Inc.
(formerly known as Riopel Marine Inc.)

Notes to Financial Statements
August 31, 2020 and 2019

4.	Significant accounting policies

Revenue recognition

Revenue is recognized at an amount that reflects the consideration to which the Company is expected to be entitled in exchange for transferring goods or services to a customer. For each contract with a customer, the Company:

−	identifies the contract with the customer;

−	identifies the performance obligations in the contract;

−	determines the transaction price which takes into account estimates of variable consideration and the time value of money;

−	allocates the transaction price to separate performance obligations on the basis of relative standalone selling price of each distinct good or service to be delivered; and,

−	recognizes revenue when or as each performance obligation is satisfied in a manner that depicts the transfer to the customer of the goods or services promised.

The Company enters into contracts with customers, as well as distributor agreements with specific distributors for the sale of boats.

Sale of boats

Revenue from the sale of boats, including incidental shipping fees, is recognized at the point in time when the customer obtains control of the goods, which is generally at the shipping point. In the context of its distributor agreements, control is passed at the shipping point to the distributor as the Company has no further performance obligations at that point. The amount of consideration the Company receives and the revenue recognized varies with volume rebate programs offered to distributors. When the Company offers retrospective volume rebates, it estimates the expected volume rebates based on an analysis of historical experience, to the extent that it is highly probable that a significant reversal will not occur. The Company adjusts its estimate of revenue related to volume rebates at the earlier of when the most likely amount of consideration expected to be received changes or when the consideration becomes fixed.

The Company recognizes customer deposits on the sale of boats as contract liabilities.

Sales of parts and boat maintenance

Revenue from the sale of parts and related maintenance services are recognized at the point in time when the customer obtains control of the parts and when services are completed.

Commission

Commission income is recognized at the point in time when the underlying transaction is settled.

Other

Other revenue is recognized when it is received or when the right to receive payment is established.

Vision Marine Technologies Inc.
(formerly known as Riopel Marine Inc.)

Notes to Financial Statements
August 31, 2020 and 2019

4.       Significant accounting policies (continued)

Cash and cash equivalents

Cash and cash equivalents includes cash in hand, cash held in trust, deposits held at call with banks, other short term highly liquid investments with original maturities of three months or less, and – for the purpose of the statement of cash flows – bank overdrafts. Bank overdrafts are shown within bank indebtedness in current liabilities on the statement of financial position.

Trade and other receivables

Trade receivables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less any allowance for expected credit losses. Trade receivables are generally due for settlement within 30 days.

The Company has applied the simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance. To measure the expected credit loss, trade receivables have been grouped based on days overdue.

Other receivables are recognized at amortized cost, less any allowance for expected credit loss.

Inventories

Raw materials, work in progress and finished goods are stated at the lower of cost and net realizable value on a first-in first-out basis. Cost comprises of direct materials and delivery costs, direct labour, import duties and other taxes, and appropriate proportion of variable and fixed overhead expenditure based on normal operating capacity. Cost of purchased inventory are determined after deducted rebates and discounts received or receivable.

Net realizable value is the estimated selling price in the ordinary course of business less estimated costs of completion and the estimated costs necessary to make the sale.

Property and equipment

Property and equipment is stated at cost less accumulated depreciation and accumulated impairment losses, if any. Cost includes expenditures that are directly attributable to the acquisition of the asset.

Depreciation is recorded to recognize the cost of assets over their useful lives. The estimated useful lives and depreciation methods are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

	Methods	Rates and periods
Computer equipment	Declining balance method	55%
Machinery and equipment	Declining balance method	20%
Rolling stock	Declining balance method	30%
Leasehold improvements		over the term of the lease
Straight-line method Moulds	Straight-line method	25 years

Vision Marine Technologies Inc.
(formerly known as Riopel Marine Inc.)

Notes to Financial Statements
August 31, 2020 and 2019

4.       Significant accounting policies (continued)

Property and equipment (continued)

Any item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales and proceeds and the carrying amount of the asset and is recognized in profit or loss.

Repairs and maintenance costs that do not improve or extend productive life are recognized in profit or loss in the period in which the costs are incurred.

Research costs are expensed in the period in which they are incurred. Development costs are capitalized when it probable that the project will be a success considering its commercial and technical feasibility; the Company is able to use or sell the asset; the Company has sufficient resources and intent to complete its development; and its costs can be measured reliably. The Company has not capitalized any development costs.

Trade and other payables

These amounts represent liabilities for goods and services provided to the entity prior to the end of the financial year and which are unpaid. Due to their short-term nature they are measured at amortized cost and are not discounted. The amounts are unsecured and are usually paid within 30 days of recognition.

Taxes

Tax expense comprises current and deferred tax. Tax is recognized in the statement of operations except to the extent it relates to items recognized in other comprehensive income or directly in equity.

Current tax

Current tax expense is based on the results for the period as adjusted for items that are not taxable or not deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Provisions are established where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred tax

Deferred taxes are the taxes expected to be payable or recoverable on differences between the carrying amounts of assets in the balance sheet and their corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences between the carrying amounts of assets and their corresponding tax bases. Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets in a transaction that affects neither the taxable profit nor the accounting profit.

Vision Marine Technologies Inc.
(formerly known as Riopel Marine Inc.)

Notes to Financial Statements
August 31, 2020 and 2019

4.       Significant accounting policies (continued)

Deferred tax (continued)

Transactions entered into by the Company in a currency other than their functional currency are recorded at the rates prevailing when the transactions occur. Foreign currency monetary assets and liabilities are translated at the rates prevailing at the reporting date. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are recognized immediately in profit or loss.

Provisions

Provisions are recognized when the Company has a present obligation as a result of a past event, it is probable the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation. If the time value money is material, provisions are discounted using a current pre-tax rate specific to the liability. The increase in the provision resulting from the passage of time is recognized as a finance cost.

Leases

Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.

Lease liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs. In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. Interest accretion is recorded as interest expense in finance costs. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

Vision Marine Technologies Inc.

(formerly known as Riopel Marine Inc.)

Notes to Financial Statements

August 31, 2020 and 2019

4.       Significant accounting policies (continued)

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value (i.e., below $5,000). Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term. For the year-ended August 31, 2020, the expense for leases of low-value assets is insignificant.

For the year-ended August 31, 2019, the Company applied the following accounting policy to recognize leases:

Where substantially all of the risks and rewards incidental to ownership of a leased asset have been transferred to the Company (a “finance lease”), the asset is treated as if it had been purchased outright. The amount initially recognized as an asset is the lower of the fair value of the leased property and the present value of the minimum lease payments payable over the term of the lease. The corresponding lease commitment is shown as a liability. Lease payments are analyzed between capital and interest. The interest element is charged to profit and loss over the period of the lease and is calculated so that it represents a constant proportion of the lease liability. The capital element reduces the balance owed to the lessor.

Where substantially all of the risks and rewards incidental to ownership are not transferred to the Company (an “operating lease”), the total rentals payable under the lease are charged to the statement of comprehensive income on a straight-line basis over the lease term. The aggregate benefit of lease incentives is recognized as a reduction of the rental expense over the lease term on a straight-line basis.

Impact of the initial application of COVID-19 Related Rent Concessions Amendment to IFRS 16

In May 2020, the IASB issued Covid-19-Related Rent Concessions (Amendment to IFRS 16) that provides practical relief to lessees in accounting for rent concessions occurring as a direct consequence of COVID-19, by introducing a practical expedient to IFRS 16. The practical expedient permits a lessee to elect not to assess whether a COVID-19 related rent concession is a lease modification. A lessee that makes this election shall account for any change in lease payments resulting from the COVID-19-related rent concession the same way it would account for the change applying IFRS 16 if the change were not a lease modification.

The Company has applied the practical expedient retrospectively to all rent concessions that meet the conditions, and has not restated prior period figures.

The Company has benefited from a three month waiver of lease payments on premises. The waiver of lease payments of $26,003 has been accounted for as a negative variable lease payment in profit or loss. The Company has derecognized the part of the lease liability that has been extinguished by the forgiveness of lease payments.

Vision Marine Technologies Inc.

(formerly known as Riopel Marine Inc.)

Notes to Financial Statements

August 31, 2020 and 2019

4.       Significant accounting policies (continued)

Fair value measurement

When an asset or liability, financial or non-financial, is measured at fair value for recognition or disclosure purposes, the fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; and assumes that the transaction will take place either: in the principal market; or in the absence of a principal market, in the most advantageous market.

Fair value is measured using the assumptions that market participants would use when pricing the asset or liability, assuming they act in their economic best interests. For non-financial assets, the fair value measurement is based on its highest and best use. Valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, are used, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

Assets and liabilities measured at fair value are classified into three levels, using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. Classifications are reviewed at each reporting date and transfers between levels are determined based on a reassessment of the lowest level of input that is significant to the fair value measurement.

Financial instruments

Classification and measurement of financial instruments

The Company measures its financial assets and financial liabilities at fair value on initial recognition, which is typically the transaction price unless a financial instrument contains a significant financing component. Subsequent measurement is dependent on the financial instrument’s classification which in the case of financial assets, is determined by the context of the Company’s business model and the contractual cash flow characteristics of the financial asset. Financial assets are classified into two categories: (1) measured at amortized cost and (2) fair value through profit and loss (“FVTPL”). Financial liabilities are subsequently measured at amortized cost at the effective interest rate, other than financial liabilities that are measured at FVTPL or designated as FVTPL where any change in fair value resulting from an entity’s own credit risk is recorded as other comprehensive income (“OCI”).

Amortized cost

The Company classifies trade and other receivables, term deposit, trade and other payables, long-term debt and advances to/from related parties as financial instruments measured at amortized cost. The contractual cash flows received from the financial assets are solely payments of principal and interest and are held within a business model whose objective is to collect the contractual cash flows.

Vision Marine Technologies Inc.

(formerly known as Riopel Marine Inc.)

Notes to Financial Statements

August 31, 2020 and 2019

4.       Significant accounting policies (continued)

Impairment of financial assets

The Company recognizes a loss allowance for expected credit losses on financial assets measured at amortized cost. The measurement of the loss allowance depends upon the Company’s assessment at the end of each reporting period as to whether the financial instrument’s credit risk has increased significantly since initial recognition, based on reasonable and supportable information that is available, without undue cost or effort to obtain. Where there has been a significant increase in exposure to credit risk, a 12-month expected credit loss allowance is estimated. The amount of expected credit loss recognized is measured on the basis of the probability weighted present value of anticipated cash shortfalls over the life of the instrument discounted at the original effective interest rate.

Equity instruments

Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recorded at the proceeds received, net of direct issuance costs.

The Company’s shares are classified as equity instruments.

Grants and investment tax credits receivable

Grants and investment tax credits received on capital expenditure are deducted in arriving at the carrying amount of the asset purchased. Grants and investment tax credits for revenue expenditure are netted against the cost incurred by the Company. Where retention of a government grant is dependent on the Company satisfying certain criteria, it is initially recognized as deferred income. When the criteria for retention have been satisfied, the deferred income balance is released to the statement of comprehensive income or netted against the asset purchased.

Cost of sales are presented net of $445,776 (2019 – $394,715, 2018 – $691,462) of grants and investment tax credits. Office salaries and benefits are presented net of $45,928 (2019 – $Nil; 2018 – $Nil) of grants.

Earnings per share

Basic earnings per share is calculated by dividing the profit or loss attributable to equity holders of the Company by the weighted average number of common stock outstanding during the year.

Diluted income per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of common stock outstanding, adjusted for the effects of all dilutive potential common stock. The weighted average number of common stock outstanding is increased by the number of additional common stock that would have been issued by the Company assuming exercise of all options with exercise prices below the average market price for the year.

Vision Marine Technologies Inc.

(formerly known as Riopel Marine Inc.)

Notes to Financial Statements

August 31, 2020 and 2019

4.      Significant accounting policies (continued)

Impairment of non-financial assets

Non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the about by which the asset’s carrying amount exceeds its recoverable amount.

Recoverable amount is the higher of an asset’s fair value less costs of disposal and value-in-use. The value-in-use is the present value of the estimated cash flows relating to the asset using a pre-tax discount rate specific to the asset or cash-generating unit to which the asset belongs. Assets that do not have independent cash flows are grouped together to form a cash-generating unit.

Share-based payments

The Company has a share option plan for key employees, consultants, advisors, officers and directors from which options to purchase common stock of the Company are issued. Share-based compensation costs are accounted for on a fair value basis, as measured at the grant date, using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. An individual is classified as an employee when the individual is an employee for legal or tax purposes or provides services similar to those performed by an employee. In situations where options have been issued to non-employees and some or all of the services received by the Company can be specifically identified, the options are measured at the fair value of the services received. If the services cannot be specifically identified, the options are measured at the fair value of the options issued.

All share-based remuneration is ultimately recognized as an expense in profit or loss with a corresponding credit to contributed surplus. If vesting periods or other vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of share options expected to vest. Any adjustment to cumulative share-based compensation resulting from a revision is recognized in the current period. The number of vested options ultimately exercised by holders does not impact the expense recorded in any period.

5.      Significant accounting estimates and assumptions

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and judgments are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes can differ from these estimates.

Provision for impairment of inventories

The provision for impairment of inventories assessment requires a degree of estimation and judgment. The level of the provision is assessed by taking into account the recent sales experience, the ageing of inventories and other factors that affect inventory obsolescence.

Vision Marine Technologies Inc.

(formerly known as Riopel Marine Inc.)

Notes to Financial Statements

August 31, 2020 and 2019

5.      Significant accounting estimates and assumptions (continued)

Income tax

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

Share-based payments

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instrument at the date at which they are granted. The fair value is determined by using the Black-Scholes model taking into account the terms and conditions upon which the instruments were granted. Judgment is exercised in determining the expected life and historical volatility. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities but may impact profit or loss and equity.

Lease term

The lease term is a significant component in the measurement of both the right-of-use asset and lease liability. Judgment is exercised in determining whether there is reasonable certainty that an option to extend the lease will be exercised, when ascertaining the periods to be included in the lease term. In determining the lease term, all facts and circumstances that create an economical incentive to exercise an extension option are considered at the lease commencement date. The Company reassesses whether it is reasonably certain to exercise an extension option if there is a significant event or significant change in circumstances.

Incremental borrowing rate

Where the interest rate implicit in the lease cannot be readily determined, an incremental borrowing rate is estimated to discount future lease payments to measure the present value of the lease liability at the lease commencement date. Such a rate is based on what the Company estimates it would have to pay a third party to borrow the funds necessary to obtain an asset of a similar value to the right-of-use asset, with similar terms, security and economic environment.

6.      Trade and other receivables

	2020	2019
	$	$
Trade receivable	-	73,597
Sales taxes receivable	72,249	28,187
Other receivable	6,778	-
	79,027	101,784

Vision Marine Technologies Inc.

(formerly known as Riopel Marine Inc.)

Notes to Financial Statements

August 31, 2020 and 2019

6.      Trade and other receivables (continued)

Trade receivable disclosed above include amounts that are past due at the end of the reporting period for which the Company has not recognized an allowance for expected credit losses because there has not been a significant change in credit quality and the amounts are still considered recoverable.

As at August 31, 2020, trade receivables of $Nil (2019 – $73,597) were past due but not impaired. They relate to customers with no default history. The aging analysis of these receivables is as follows:

	2020	2019
	$	$
0 – 30	-	67,887
31 – 60	-	-
61 – 90	-	-
91 and over	-	5,710
	-	73,597

Movements in the allowance for expected credit losses are as follows:

	2020	2019
	$	$
Opening balance	-	3,196
Recovery of bad debts	(458)	-
Reversal of trades and other receivables previously written-off	458	-
Provision recognized	-	530
Receivables written-off as uncollectable	-	(3,726)
Closing balance	-	-

7.      Inventories

	2020	2019
	$	$
Raw materials	422,784	301,939
Work-in-process	17,000	147,388
Finished goods	51,743	369,484
	491,527	818,811

For the year ended August 31, 2020, inventories recognized as an expense amounted to $1,812,783 (2019 – $1,584,013, 2018 – $769,839).

For the year ended August 31, 2020, cost of sales includes depreciation of $142,336 (2019 – $33,596, 2018 – $29,870).

Vision Marine Technologies Inc.

(formerly known as Riopel Marine Inc.)

Notes to Financial Statements

August 31, 2020 and 2019

8.      Property and equipment

	Machinery and equipment $	Rolling stock $	Computer equipment $	Moulds $	Leasehold improvements $	Total $
Cost
Balance at August 31, 2018	187,850	19,875	2,513	305,295	-	515,533
Additions	-	5,800	14,251	167,234	-	187,285
Balance at August 31, 2019	187,850	25,675	16,764	472,529	-	702,818
Impact of adoption of IFRS 16	-	-	(11,333)	-	-	(11,333)
Additions	-	6,500	3,005	33,643	34,818	77,966
Balance at August 31, 2020	187,850	32,175	8,436	506,172	34,818	769,451
Accumulated depreciation
Balance at August 31, 2018	125,829	14,853	1,226	18,318	-	160,226
Depreciation	12,404	2,377	1,966	18,362	-	35,109
Balance at August 31, 2019	138,233	17,230	3,192	36,680	-	195,335
Impact of adoption of IFRS 16	-	-	(453)	-	-	(453)
Depreciation	9,923	3,784	1,817	20,980	-	36,504
Balance at August 31, 2020	148,156	21,014	4,556	57,660	-	231,386
Net carrying amount
As at August 31, 2019	49,617	8,445	13,572	435,849	-	507,483
As at August 31, 2020	39,694	11,161	3,880	448,512	34,818	538,065

As at August 31, 2020, leasehold improvements of $34,818 are not depreciated because they are not ready for use.

As at August 31, 2019, computer equipment under finance lease had a cost of $11,333 and an accumulated depreciation of $453.

9.      Right-of-use assets

	Premises $	Computer equipment $	Rolling stock $	Total $
Cost
Balance at August 31, 2019	-	-	-	-
Impact of adoption of IFRS 16	737,066	11,333	12,271	760,670
Additions	-	-	26,428	26,428
Balance at August 31, 2020	737,066	11,333	38,699	787,098
Accumulated depreciation
Balance at August 31, 2019	-	-	-	-
Impact of adoption of IFRS 16	-	453	-	453
Depreciation	117,806	3,778	12,094	133,678
Balance at August 31, 2020	117,806	4,231	12,094	134,131
Net carrying amount
As at August 31, 2020	619,260	7,102	26,605	652,967

Vision Marine Technologies Inc.

(formerly known as Riopel Marine Inc.)

Notes to Financial Statements

August 31, 2020 and 2019

10.    Credit facility

The Company has an authorized line of credit of $250,000 and $100,000 letter of guarantee facility, renewable annually, bearing interest at prime rate plus 1%, secured by a first ranking movable hypothec of $750,000 on all assets, as well as a personal guarantee of $250,000 from the shareholders.

11.    Trade and other payables

	2020	2019
	$	$
Trade payable	590,495	346,683
Government remittances	7,706	4,086
Salaries and vacation payable	41,636	25,534
	639,837	376,303

12.    Contract liabilities

	2020 $	2019 $
Opening balance	180,072	676,070
Payments received in advance	516,820	140,872
Transferred to revenues	(676,449)	(636,870)
Closing balance	20,443	180,072

13.    Lease liabilities

$
Balance at August 31, 2019	-
Impact of adoption of IFRS 16	757,553
Additions	26,424
Repayment	(130,130)
Negative variable lease payments	(26,003)
Interest on lease liabilities	45,144
Balance at August 31, 2020	672,988
Current	120,815
Non-current	552,173
$
Less than one year	120,815
One year to five years	552,173
672,988

Included in rent expense is $65,934 of short-term lease expense. The lease liabilities have a weighted average interest rate of 5.4%.

Vision Marine Technologies Inc.

(formerly known as Riopel Marine Inc.)

Notes to Financial Statements

August 31, 2020 and 2019

14.	Related party transactions

Company controlled by the majority shareholder

California Electric Boat Company Inc.

Companies related through common ownership

Electric Boat Rental Ltd.
7858078 Canada Inc

Company jointly controlled by the majority shareholder

9335-1427 Quebec Inc.

Ultimate founder shareholders and their individually controlled entities

Alexandre Mongeon

Patrick Bobby

Robert Ghetti

Immobilier R. Ghetti Inc.

Société de Placement Robert Ghetti Inc.

Founder shareholders

Gestion Toyma Inc.

Entreprises Claude Beaulac Inc. (former shareholder)

Gestion Moka Inc. (former shareholder)

The following table summarizes the Company’s related party transactions for the year:

	2020 $	2019 $	2018 $
Revenues
Sales of boats
Electric Boat Rental Ltd.	101,684	429,132	327,932
Patrick Bobby	11,000	-	-

Other
Electric Boat Rental Ltd.	2,500	-	2,600
7858078 Canada Inc	6,074	5,000	-

Sale of parts and boat maintenance
Electric Boat Rental Ltd.	79,696	26,399	42,817
Claude Beaulac	-	-	1,740

Expenses
Rent expense
California Electric Boat Company Inc.	-	143,376	35,056
Electric Boat Rental Ltd.	65,934	-	-

Cost of sales
Electric Boat Rental Ltd.	16,865	-	-

Vision Marine Technologies Inc.

(formerly known as Riopel Marine Inc.)

Notes to Financial Statements

August 31, 2020 and 2019

14.	Related party transactions (continued)

The Company leases its Boisbriand premises from California Electric Boat Company Inc. (note 9). At the end of the year, the amounts due to and from related parties are as follows:

	2020 $	2019 $
Advances to related party
California Electric Boat Company Inc.	-	40,310
Non-current advances from related parties
Alexandre Mongeon (subordinated in favor of the Company’s lender)	-	81,061
Patrick Bobby (subordinated in favor of the Company’s lender)	-	82,534
Robert Ghetti (subordinated in favor of the Company’s lender)	-	45,215
Immobilier R. Ghetti Inc. (subordinated in favor of the Company’s lender)	-	1,487
Société de Placement Robert Ghetti Inc. (subordinated in favor of the Company’s lender)	-	242,426
	-	452,723
Current advances from related parties
9335-1427 Quebec Inc.	104,931	104,931
Alexandre Mongeon	141,972	60,911
Patrick Bobby	139,473	56,939
Robert Ghetti	64,750	19,535
Immobilier R. Ghetti Inc.	16,487	15,000
Société de Placement Robert Ghetti Inc.	279,376	36,950
Gestion Toyma Inc.	151,500	151,500
Entreprises Claude Beaulac Inc. (former shareholder)	-	151,575
	898,489	597,341

Advances from related parties are non-interest bearing and have no specified terms of repayment.

Subsequent to August 31, 2019, the related parties waived their right to demand repayment until after September 1, 2020.

In July 2020, the holders of the advances from related parties and the Company have agreed that the advances shall automatically convert into Voting Common Shares of the Company at a conversion price equal to the per Voting Common Share offering price in the Initial Public Offering.

Vision Marine Technologies Inc.

(formerly known as Riopel Marine Inc.)

Notes to Financial Statements

August 31, 2020 and 2019

15.	Long-term debt

	2020 $	2019 $
Loan from Canada Economic Development for Quebec Regions, non-interest bearing, repayable in monthly instalments of $1,667 starting July 2018. The loan is subject to a payment moratorium from April 2020 to October 2020 and the maturity has been consequently extended to March 1, 2024. The loan was discounted using an effective interest rate of 8.85% (a)	52,385	58,672
The government assistance loan is non-interest bearing until December 31, 2022 at which time the loan bears interest at 5% per annum. The loan must be repaid by December 31, 2025. If repaid by December 31, 2022, $10,000 of the loan will be forgiven. During the year ended August 31, 2020, the Company recognized the forgiveness in profit and loss. The loan was discounted using an effective interest rate of 5%.	26,859	-
Term loan, bearing interest at 6.24%, repayable in monthly instalments of $630, including principal and interest, and maturing in December 2038	82,493	84,818
Term loan, bearing interest at prime plus 3.46%, repayable in monthly principal payments of $4,165 starting 12 months after the original disbursement date (b)	250,000	-
	411,737	143,490
Current portion of long-term debt	57,249	17,628
	354,488	125,862

a)	As security for the loan, the Company has subordinated certain advances from related parties for $452,723.

b)	As security for the loan, the Company has subordinated certain advances from related parties for $793,556. In addition, the loan is guaranteed by a first ranking hypothec of $250,000 plus 20% on all of the assets of the Company, as well as personal guarantees from the ultimate founder shareholders of $125,000. Under the terms of the loan agreement, the Company must comply to certain financial covenants. As at August 31, 2020, the Company was in compliance therewith.

Vision Marine Technologies Inc.

(formerly known as Riopel Marine Inc.)

Notes to Financial Statements

August 31, 2020 and 2019

16.	Capital stock

Authorized -

Voting Common Shares, voting and participating

	2020 $	2019 $
Issued -
4,585,001 (2019 – 3,275,554) Voting Common Shares	2,497,813	525

Subscription and issuance of Class A common shares, share exchange and share consolidation

On September 3, 2019, the Board of Directors authorized the issuance of 75 Class A shares for total consideration of $75. On January 20, 2020, the Board of Directors amended the share capital of the Company. Immediately thereafter, the Board of Directors authorized the exchange of 600 Class A shares, being the entire share capital of the Company, for 13,850,916 Voting Common Shares, at a ratio of 23,084.86:1. Immediately thereafter, the Board of Directors authorized the issuance of 2,643 Voting Common Shares for total consideration of $0.11.

On September 3, 2020, the Board of Directors authorized the consolidation of all the issued and outstanding Voting Common Shares on the basis on 1 post-consolidation Voting Common Shares for every 3.7 pre-consolidation Voting Common Shares. The impact of this adjustment has been reflected in the Company’s share capital and earnings (loss) per share.

Subscription and issuance of Voting Common Shares

On January 20, 2020, the Board of Directors authorized the issuance of 76,577 Voting Common Shares for total consideration of $212,500.

On March 4, 2020, the Board of Directors authorized the issuance of 36,036 Voting Common Shares for total consideration of $100,000.

On March 5, 2020, the Board of Directors authorized the issuance of 86,486 Voting Common Shares, for total consideration of $320,000.

On April 10, 2020, the Board of Directors authorized the issuance of 540,540 Voting Common Shares to a third party in exchange for marketing services to be provided at a later date. Subsequently, on July 6, 2020, the contract and the related shares were cancelled, and no services were provided to the Company.

On April 10, 2020, the Board of Directors authorized the issuance of 31,982 Voting Common Shares, for services provided to the Company. The services were valued at $118,333 of which $91,800 is in connection with transaction costs directly attributable to the issuance of Voting Common Shares and $26,533 is included in professional fees.

In July 2020, the Board of Directors authorized the issuance of 357,973 Voting Common Shares, for total consideration of $1,324,500.

Vision Marine Technologies Inc.

(formerly known as Riopel Marine Inc.)

Notes to Financial Statements

August 31, 2020 and 2019

16.	Capital stock (continued)

In addition, the Board of Directors authorized the issuance of 39,189 Voting Common Shares in connection with transaction costs amounting to $145,000 directly attributable to the issuance of Voting Common Shares.

The Company signed an agreement with the Chief Financial Officer (“CFO”) of the Company to grant a company controlled by the CFO Voting Common Shares in exchange for services rendered by the CFO. The CFO will receive 41,178 Voting Common Shares of the Company for every $500,000 tranche of qualified equity financing in which he directly assisted to raise up to a maximum of 205,795 Voting Common Shares if $2,500,000 is raised.

In July 2020, the Board of Directors authorized the issuance of 205,795 Voting Common Shares to a company controlled by the CFO of the Company in connection with the share-based compensation agreement. The Company has recorded a share-based compensation expense in the amount of $572,110 as a result of the issuance of the Voting Common Shares.

In August 2020, the Board of Directors authorized the issuance of 6,757 Voting Common Shares for total consideration of $25,000.

17.	Share-based payments

Description of the plan

The Company has a fixed option plan. The Company’s stock option plan is administered by the Board of Directors. Under the plan, the Company’s Board of Directors may grant stock options to employees, advisors and consultants, and designates the number of options and the share price pursuant to the new options, subject to applicable regulations. The options, when granted, will have an exercise price of no less than the estimated fair value of shares at the date of grant.

Stock options

On May 27, 2020, the Company granted 354,054 stock options at an exercise price of $3.70 per share and 162,162 stock options at an exercise price of $2.775 per share to directors, officers, employees and consultants of the Company. The stock options will expire 5 to 10 years from the grant date.

The Company recognizes compensation expense for option grants based on the fair value at the date of grant using the Black-Scholes valuation model. For the year ended August 31, 2020, the share-based compensation expense recognized for stock options granted amounted to $739,961. The table below lists the assumptions used to determine the fair value of these option grants. Volatility is based on public companies with characteristics similar to the Company.

Vision Marine Technologies Inc.

(formerly known as Riopel Marine Inc.)

Notes to Financial Statements

August 31, 2020 and 2019

17.	Share-based payments (continued)

	Exercise		Expected	Risk-free
	price	Market price	volatility	interest rate	Expected life
Grant date	$	$	%	%	(years)
May 27, 2020	3.70	3.70	84	4	5
May 27, 2020	2.78	3.70	84	4	5

The following tables summarize information regarding the option grants outstanding as at August 31, 2020:

		Weighted average
	Number of options	exercise price $

Balance at August 31, 2019	-	-
Granted	516,216	3.41
Balance at August 31, 2020	516,216	3.41

			Weighted
		Weighted	average		Weighted average
	Number of	average grant	remaining		contractual life
Exercise price	options	date fair value	contractual life	Exercisable	remaining
$	outstanding	$	(years)	options	(years)
2.78	162,162	2.59	4.75	81,081	4.75
3.70	354,054	2.42	4.75	75,338	4.75

18.	Income taxes

The income tax expense on the Company’s income before tax differs from the theoretical amount that would arise using the federal and provincial statutory tax rates applicable. The difference is as follows:

	2020	2019	2018
	$	$	$
Income taxes at the applicable tax rate of 15% (2019 – 15%; 2018 – 17%)	(338,133)	44,618	(5,800)
Permanent differences	198,475	(6,032)	70,823
Temporary differences	160,967	25,801	86,710
Income tax expense	21,309	64,387	151,733

Vision Marine Technologies Inc.
(formerly known as Riopel Marine Inc.)

Notes to Financial Statements
August 31, 2020 and 2019

18.	Income taxes (continued)

	Balance as at August 31,	Recognized in profit and	Balance as at August 31,
	2019	loss	2020
	$	$	$
Temporary differences
Property and equipment	(28,491)	(117,662)	(146,153)
Losses carried forward	-	74,760	74,760
Financing fees	-	(51,784)	(51,784)
Research and development	23,585	73,376	96,961
Deferred tax liability	(4,906)	(21,310)	(26,216)

	Balance as at August 31,	Recognized in profit and	Balance as at August 31,
	2018	loss	2019
	$	$	$
Temporary differences
Property and equipment	(26,389)	(2,102)	(28,491)
Research and development	47,284	(23,699)	23,585
Deferred tax asset (liability)	20,895	(25,801)	(4,906)

19.	Remuneration of directors and key management of the Company

	2020	2019	2018
	$	$	$
Wages	308,868	207,751	179,949
Share-based payments – capital stock	572,110	-	-
Share-based payments – stock options	259,410	-	-
	1,140,388	207,751	179,949

20.	Capital disclosures

The Company’s objectives in managing capital are:

−	to safeguard the entity’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders; and

−	to provide an adequate return to shareholders by pricing products and services commensurately with the level of risk.

Vision Marine Technologies Inc.
(formerly known as Riopel Marine Inc.)

Notes to Financial Statements
August 31, 2020 and 2019

20.	Capital disclosures (continued)

Capital is regarded as total equity, as recognized in the statement of financial position, plus net debt. Net debt is calculated as total borrowings less cash and cash equivalents.

The Company manages and adjusts its capital structure considering changes in economic conditions. To maintain or adjust its capital structure, the Company may issue debt or new shares. Financing decisions are generally made on a specific transaction basis and depend on such things as the Company’s needs, capital markets and economic conditions at the time of the transaction. Management reviews its capital management approach on an ongoing basis and believes that this approach is reasonable, given the size of the Company.

The Company does not have any externally imposed capital compliance requirements at August 31, 2020.

21.	Revenues

	2020 $	2019 $	2018 $
Sales of boats	2,249,107	2,664,001	1,036,379
Sales of parts and boat maintenance	167,263	171,217	222,945
Commission	-	-	6,052
Other	803	34,159	6,190
	2,417,173	2,869,377	1,271,566

22.	Financial instruments and risk management

The Company is exposed to risks that arise from its use of financial instruments. This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them.

Fair value measurement and hierarchy

The fair value measurement of the Company’s financial and non-financial assets and liabilities utilizes market observable inputs and data as far as possible. Inputs used in determining fair value measurements are categorized into different levels based on how observable the inputs used in the valuation technique utilized are (the “fair value hierarchy”):

−	Level 1: Quoted prices in active markets for identical items (unadjusted);

−	Level 2: Observable direct or indirect inputs other than Level 1 inputs; and

−	Level 3: Unobservable inputs (i.e., not derived from market data).

The classification of an item into the above levels is based on the lowest level of the inputs used that has a significant effect on the fair value measurement of the item. Transfers of items between levels are recognized in the period they occur.

Vision Marine Technologies Inc.
(formerly known as Riopel Marine Inc.)

Notes to Financial Statements
August 31, 2020 and 2019

22.	Financial instruments and risk management (continued)

The carrying amount of trade and other receivables, advances to related parties, trade and other payables and advances from related parties are assumed to approximate their fair value due to their short-term nature.

The fair value of financial liabilities is estimated by discounting the remaining contractual maturities at the current market interest rate that is available for similar financial liabilities.

Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company has a strict code of credit, including obtaining instalment payments, obtaining agency credit information and setting appropriate credit limits. The maximum exposure to credit risk at the reporting date, is the carrying amount of financial assets. The Company does not hold any collateral.

Generally, trade receivables are written off when there is no reasonable expectation of recovery. Indicators of this include the failure for a debtor to engage in a repayment plan, no active enforcement activity and a failure to make contractual payments.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting its financial obligations as they fall due. The Company is exposed to liquidity risk primarily from its trade and other payables and long-term debt. The Company believes that its recurring financial resources are adequate to cover all its expenditures.

	Contractual cash flows $	Less than one year $	1-5 years $	Greater than 5 years $
August 31, 2020
Bank indebtedness	170,000	170,000	-	-
Trade and other payables	639,837	639,837	-	-
Long-term debt	411,737	57,249	281,704	72,784
	1,221,574	867,086	281,704	72,784
August 31, 2019
Bank indebtedness	283,813	283,813	-	-
Trade and other payables	376,303	376,303	-	-
Advances from related parties	1,050,064	-	1,050,064	-
Long-term debt	136,810	17,628	47,578	71,604
	1,846,990	677,744	1,097,642	71,604

Interest rate risk

The Company is exposed to interest rate risk on its variable rate bank indebtedness and variable and fixed rate long-term debt. Fixed-rate borrowings expose the Company to fair value risk while variable rate borrowings expose the Company to cash flow risk.

Vision Marine Technologies Inc.
(formerly known as Riopel Marine Inc.)

Notes to Financial Statements
August 31, 2020 and 2019

22.	Financial instruments and risk management (continued)

Foreign exchange risk

Foreign exchange risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company has certain financial assets and liabilities denominated in United States dollars. The Canadian dollar equivalent carrying amounts of these assets and liabilities are as follows:

	2020	2019
	$	$
Cash	88,952	-
Trade and other payables	42,201	64,499

23.	Impact of Coronavirus outbreak

On March 11, 2020, the World Health Organization declared the outbreak of a novel coronavirus (“COVID-19”) as a global pandemic, which continues to spread throughout Canada and around the world.

As of the date of this report, the Company did experience a disruption while they temporarily closed their offices. Employees who were previously working remotely are now back in the offices. The Company has obtained new contracts during the global pandemic and continues to collect its receivables from the majority of its customers with few changes to its collection terms. The Company has claimed the Canada Emergency Wage Subsidy, has benefited from the Canada Emergency Commercial Rent Assistance program from its landlord, and has drawn a government assistance loan (note 15).

The Company will continue to actively monitor the impact of COVID-19 and may take further actions that alter business operations as may be required by government authorities, or that are determined to be in the best interest of the Company’s employees, customers, suppliers and stakeholders. The full extend of the impact of COVID-19 on the Company’s business, operations and financial results will depend on evolving factors that the Company cannot accurately predict.

24.	Subsequent events

Subscription and issuance of Voting Common Shares

In September 2020, the Board of Directors authorized the issuance of 547,297 Voting Common Shares, for total consideration of $2,025,000.

On September 18, 2020, the Board of Directors authorized the issuance of 45,351 Voting Common Shares, for services provided to the Company. The services were valued at $167,799.

On December 22, 2020, the Board of Directors authorized the issuance of 72,689 Voting Common Shares, being the conversion of the advances from related parties of $937,689.

Vision Marine Technologies Inc.
(formerly known as Riopel Marine Inc.)

Notes to Financial Statements
August 31, 2020 and 2019

24.	Subsequent events (continued)

Initial Public Offering

On November 27, 2020, the Company completed its initial public offering (the “Offering”) of an aggregate of 2,760,000 common shares of the Company at a price of U.S.$10.00 ($13.22) per share, which includes 360,000 shares sold upon full exercise of the underwriter’s option to purchase additional common shares, for gross proceeds of U.S.$27,600,000 ($36,487,200). The Company has listed on the Nasdaq on November 23, 2020 under the ticker VMAR. As consideration for services rendered in connection with the Offering, the Company paid ThinkEquity (the “Agent”) a U.S.$1,932,000 ($2,554,104) cash commission and granted an option to acquire 151,800 common shares for a period of five years from the date of listing at an exercise price of U.S.$12.50 ($16.53). The Company paid other professional fees totalling U.S.$380,376 ($502,857) in connection with the Offering.

Share option

In October 2020, the Company granted a former employee 5,405 stock options at an exercise price of $3.70.

In October 2020, the Company granted an employee 5,405 stock options at an exercise price of $3.70.

On November 24, 2020, the Company granted directors 440,000 stock options at an exercise price of U.S.$12.50 ($16.53).

25.	Additional cash flows information

Financing and investing activities not involving cash:

	2020	2019	2018
	$	$	$
Additions to property and equipment by way of finance lease	-	11,333	-

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Annual Report on Form 20-F:

3.1	Certificate of Incorporation (1)

3.2	Certificate of Amendment (1)

4.1	Share Certificate – Common Shares (2)

10.1	Commercial Lease Agreement, dated June 10, 2017, between California Electric Boat Company Inc. and the Company (as translated into English from its original text in French) (1)

10.2	Commercial Lease Agreement, dated April 1, 2019, between California Electric Boat Company Inc. and the Company (as translated into English from its original text in French) (1)

10.3	Amended and Restated Shares Option(s) Plan (1)

10.4	Executive Services Agreement, dated April 7, 2020, between the Company and Alexandre Mongeon (1)

10.5	Executive Services Agreement, dated April 7, 2020, between the Company and Patrick Bobby (1)

10.6	Consulting Services Agreement, dated August 1, 2019, between the Company and Hurricane Corporate Services Ltd. (1)

10.7	Form of Lock-Up Agreement to be entered into between the Company, the Representative and shareholders (included in Exhibit 1.1)

10.8	Form of Subscription Agreement used for private placements in 2020 (2)

12.1	Section 302(a) Certification of CEO*

12.2	Section 302(a) Certification of CFO*

13.1	Section 906 Certifications of CEO and CFO*

101.INS	XBRL Instance**

101.SCH	XBRL Taxonomy Extension Schema**

101.CAL	XBRL Taxonomy Extension Calculation**

101.DEF	XBRL Taxonomy Extension Definition**

101.LAB	XBRL Taxonomy Extension Labels**

101.PRE	XBRL Taxonomy Extension Presentation**

*	Filed herewith
**	To be filed by amendment pursuant to Rule 405(f)(2) of Regulation S-T.

Notes:

(1)	Filed as an exhibit to our registration statement on Form F-1 as filed with the SEC on July 9, 2020 and incorporated herein by reference.
(2)	Filed as an exhibit to amendment number 2 to our registration statement on Form F-1 as filed with the SEC on September 22, 2020 and incorporated herein by reference.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Vision Marine Technologies Inc.

Date: December 30, 2020

By:	/s/ Alexandre Mongeon
Alexandre Mongeon
Chief Executive Officer