Form 20-F
period 2021-08-31
Vision Marine Technologies Inc.
filed 2021-12-30
CIK 1813783

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2021

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

8,324,861 Common Shares Without Par Value

Indicate by check mark if the Registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act.

Yes [ ] No [X]

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Yes [ ] No [X]

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] No [ ]

Indicate by check mark whether Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes [X] No [ ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer [ ]	Accelerated Filer [ ]
Non Accelerated Filer [ ]	Emerging Growth Company [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 13(a) of the Exchange Act. [ ]

Indicate by check mark whether the registrant has fi led a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.

7262(b)) by the registered public accounting firm that prepared or issued its audit report. [  ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued	Other [ ]
by the International Accounting Standards Board [X]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17[ ] Item 18 [ ]

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b 2 of the Exchange Act):

Yes [ ] No [X]

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

Such risks are discussed in Item 3.D “Risk Factors”. In particular, without limiting the generality of the foregoing disclosure, the statements contained in Item 4.B. – “Business Overview”, Item 5 – “Operating and Financial Review and Prospects” and Item 11 – “Quantitative and Qualitative Disclosures About Market Risk” are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly. Such risks, uncertainties and other factors include but are not limited to:

●	general economic and business conditions, including changes in interest rates;
●	our ability to develop our electric powertrain system in a timely and costly manner, if we can develop it at all;
●	the COVID-19 global pandemic and other natural phenomena;
●	actions by government authorities, including changes in government regulation;
●	uncertainties associated with legal proceedings;
●	changes in the electric vehicle market;
●	future decisions by management in response to changing conditions;
●	our ability to execute prospective business plans;
●	misjudgments in the course of preparing forward-looking statements;
●	our ability to raise sufficient funds to carry out its proposed business plan;
●	developments in alternative technologies or improvements in the internal combustion engine for recreational maritime vehicles;
●	dependency on certain key personnel and any inability to retain and attract qualified personnel;
●	inability to reduce and adequately control operating costs;
●	failure to manage future growth effectively; and

●	labor and employment risks.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]
B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk Factors

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

Our limited public operating history makes evaluating our business and prospects difficult. Although we were formed in 2012, we did not provide public reports on the results of operations until our 2020 fiscal year. We only have four years of audited financial statements. Your investment decision will not be made with the same data as would be available as if we had a longer history of public reporting.

If we are unable to achieve and grow our net income in the future our ability to grow our business as planned will be adversely affected.

We have made significant up-front investments in research and development, sales and marketing, and general and administrative expenses to rapidly develop and expand our business. We had a net loss of $15.1 million in our 2021 fiscal year as compared to a net loss of $2.3 million in our 2020 fiscal year. We may never again achieve net income or if we do it may fail to grow or even decline in certain circumstances, many of which are beyond our control. Our revenues might not ever significantly exceed our expenses or could be less than our expenses. It may take us longer to obtain net income than we anticipate, if at all, or we may only do so at a much lower rate than we anticipate. Failure to obtain our net income would mean that we would have to curtail our planned growth in operations or resort to financings to fund such growth.

Our plan of operations entails promoting a product candidate that we may never launch or which may not be commercially accepted if launched.

We have concentrated the majority of our research and development efforts on developing electric powertrain systems that we intend to sell to Original Equipment Manufacturers (“OEM”s) of boats. We expect the electric powertrain systems to represent the majority of our revenue in our coming accounting periods. We have built prototypes of our electronic powertrain. We do not know if OEMs will find our product candidate to be an attractive component in their boats or if they will find the price of our electric powertrains to be acceptable. We do not currently have any customers for our electric powertrains. Although we have received LOIs from OEMs for over 1,000 powertrains through the year ended August 31, 2024, such LOIs are non-binding and may never result in any actual sales. Even if we do develop such relationships, we might not be able to maintain them or grow them as anticipated. At the time of our initial public offering, we had expected to begin the commercialization of our electric powertrains in 2020 but were not able to meet that preferred timeline and we may not meet our new timelines. Additionally, we had anticipated developing a 300 horsepower within 18 months of our last annual report but currently we may need additional 18 months from the date hereof. If we are not successful in commercializing our product candidate or if sales of our electric powertrain are less than we estimate, our business may not grow as expected, if at all, and we may fail.

To carry out our proposed business plan to build up inventory for order fulfilment, increase brand awareness and develop a new powertrain for our engines, we will require a significant amount of capital.

If current cash, cash equivalents and revenue from our business are not sufficient to cover our cash requirements, we will need to raise additional funds through the sale of our debt or equity securities, in either private placements or additional registered offerings. If we are unsuccessful in raising enough funds through such capital-raising efforts, we may review other financing possibilities such as bank loans. Financing might not be available to us or, if available, only on terms that are not acceptable to us.

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

Our growth highly depends upon the adoption by consumers of, and we are subject to an elevated risk of any reduced demand for, electric powerboats. Without such growth, sales of our electric powertrain, if any, and our electric boats may not grow at the rate that we anticipate, if such sales grow at all. If the market for electric powerboats does not develop as we expect or develops more slowly than we expect, our business, prospects, financial condition and operating results will be negatively impacted. Despite the long history of electric powerboats, the market for them is relatively new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, frequent new electric powerboat announcements and changing consumer demands and behaviors. Powerboats with conventional gas-powered motors may be deemed preferable to electric powerboats as they tend to be more powerful, have a longer range and/or cost less. Other factors that may influence the adoption of electric powerboats include:

●	the decline of an electric powerboats range resulting from deterioration over time in the battery’s ability to hold a charge;

●	concerns about electric grid capacity and reliability, which could derail our efforts to promote electric powerboats as a practical solution to powerboats which require gasoline;
●	improvements in the fuel economy of the internal combustion engine;
●	the availability of service for electric powerboats;
●	the environmental consciousness of consumers;
●	volatility in the cost of oil and gasoline;
●	consumers’ perceptions about convenience and cost to charge an electric powerboat;
●	the availability of tax and other governmental incentives to manufacture electric powerboats; and
●	perceptions about and the actual cost of alternative fuel.

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

●	hulls: we purchase all of our hulls from Aqualux and Abitibi & Co.;
●	motors: for our electric powertrains, we intend to purchase motors from Danfoss Technologies and Dana TM4 and for our boats, we purchase approximately 30% from Min-Kota, 35% from E-Tech and 20% from E-Propulsion;
●	powertrains: we purchase approximately 5% of our powertrains from Piktronik, an Austrian-Slovenian company specialized in the research, development and production of components for electric vehicles and electric powerboats (which provides the powertrain used in our Bruce 22); and
●	battery packs: we purchase our lithium-ion batteries from Relion Batteries, who in turn rely upon Samsung cells, and we purchase our lead batteries (approximately 85% of all batteries we purchase) from Thermo Fisher Scientific Inc.

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

In June 2021, we acquired EB Rental, Ltd., and the acquired company may not perform as we expect.

In June 2021, we acquired all of the equity interests of 7858078 Canada Inc. which wholly-owns EB Rental, Ltd. (“EBR”), an electric boat rental company operating at Lido Marina Village in Newport Beach, California. Integrating businesses is a difficult, expensive, and time-consuming process. Our principal executive offices and manufacturing facility are located in Quebec, Canada and EBR’s operations are conducted, and its employees are mostly located, in California. Failure to integrate successfully EBR’s business and operations with ours could lead to inefficiencies, the loss of staff or revenues below what we anticipated at the time of the acquisition.

Revenues from EBR may be affected by a variety of factors that are outside of our control.

Revenues from EBR represented 39% of our total revenues in our fiscal 2021 despite only three months of EBR’s revenues being included in our fiscal 2021 revenues. Future revenues from EBR may be affected by factors that are outside of our control, including:

●	Lido Village Marina’s appearance, safety, economic health and ability to continue to attract visitors willing to rent electric vehicles;
●	the continued desirability of boat rentals as a leisure activity; and
●	the local economic condition in and around Newport Beach, California.

If EBR’s revenues decrease significantly, it may cease to be profitable or our revenues may not be as large as we currently project.

A portion of our assets consist of debentures in a third-party, and the ability of that third-party to repay those debentures is outside of our control. If those debentures were not to be repaid in full, our assets could be significantly reduced

On May 14, 2021, we purchased $3,400,000 in debentures (the “Debentures”) from The Limestone Boat Company Limited (“Limestone”). Limestone is a North American designer and manufacturer of recreational and commercial powerboats. The Debentures bear interest at the rate of 10% per annum and mature in three years from issuance. Although the Debentures are convertible into Limestone common shares at the price of $0.36 per share, on December 21, 2021 the closing share price of Limestone’s common shares on the TSX Venture Exchange was $0.20 with a relatively low trading volume. As a result, we may never be able to convert the debentures at more than their principal and could be entirely dependent on Limestone repaying the debentures in cash. If we do not convert and Limestone is unable to repay such debentures and the interest due thereon in full and in cash, our assets will be significantly reduced and we may be forced to alter our proposed use of assets or raise additional funds.

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

Adverse weather conditions in any year in any particular geographic region may adversely affect sales in that region, especially during the peak boating season. Sales of our products are generally stronger just before and during spring and summer, which represent the peak boating months in most of our markets, and favorable weather during these months generally has a positive effect on consumer demand. Conversely, unseasonably cool weather, excessive rainfall, reduced rainfall levels, or drought conditions during these periods may close area boating locations or render boating dangerous or inconvenient, thereby generally reducing consumer demand for our products. Unseasonably cool or wet weather may also adversely affect a consumer’s decision as to whether to rent one of our boats. Our annual results would be materially and adversely affected if our net sales were to fall below expected seasonal levels during these periods. We may also experience more pronounced seasonal fluctuation in net sales in the future as we continue to expand our businesses. Additionally, to the extent that unfavorable weather conditions are exacerbated by global climate change or otherwise, our sales may be affected to a greater degree than we have previously experienced.

We intend to increasingly use our network of independent dealers, and we will face increasing competition for dealers and have little control over their activities.

Currently, most of our sales are directly placed with us online, but approximately 18% of our sales in our 2021 fiscal year were derived from our network of independent dealers. We have agreements with the dealers in our network that typically provide for terms of between 1 and 3 years. While we will continue to market direct sales through our website, we seek to increase revenues and diversify our sales points by expanding our network of independent dealers. We envision an increase in the number of dealers supporting our products and the quality of their marketing and servicing efforts as being essential to our ability to increase sales. We may not be successful in our effort to grow our network of independent dealers.

Competition for dealers among recreational powerboat manufacturers continues to increase based on the quality, price, value and availability of the manufacturers’ products, the manufacturers’ attention to customer service and the marketing support that the manufacturer provides to the dealers. We will face intense competition from other recreational powerboat manufacturers in attracting and retaining dealers, and we might not be able to attract or retain relationships with qualified and successful dealers. We might not be able to maintain or improve our relationship with our dealers or our market share position. In addition, independent dealers in the recreational powerboat industry have experienced significant consolidation in recent years, which could inhibit our ability to retain them or result in the loss of one or more of our dealers in the future if the surviving entity in any such consolidation purchases similar products from a competitor. If we do not establish a significant network of dealers, our future sales could fail to meet our projected financial condition and results of operations and cause to alter our business plan.

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

In addition, dealers require adequate liquidity to finance operations, including purchases of our products. Dealers are subject to numerous risks and uncertainties that could unfavorably affect their liquidity positions, including, among other things, continued access to adequate financing sources on a timely basis on reasonable terms. These sources of financing are vital to our ability to sell products through our distribution network. Access to floor plan financing generally facilitates dealers’ ability to purchase powerboats from us, and their financed purchases reduce our working capital requirements. If floor plan financing were not available to our dealers, our sales and our working capital levels could be adversely affected. The availability and terms of financing offered by dealers’ floor plan financing providers will continue to be influenced by:

●	their ability to access certain capital markets and to fund their operations in a cost-effective manner;
●	the performance of their overall credit portfolios;
●	their willingness to accept the risks associated with lending to dealers; and
●	the overall creditworthiness of those dealers.

Changes to trade policy, tariffs, and import/export regulations may have a material adverse effect on our business, financial condition, and results of operations.

Although we manufacture our products in Canada, in our last fiscal year the vast majority of our sales and rentals occurred in the United States, a percentage that could increase as our operations expand. Changes in laws and policies governing foreign trade could adversely affect our business. As a result of recent policy changes, there may be greater restrictions and economic disincentives on international trade. We will particularly be affected by the Agreement Between the United States of America, the United Mexican States, and Canada (commonly known as USMCA), if ratified by all participants, the effects of which are not certain. Such changes have the potential to adversely impact the global and local economies, our industry and global demand for our products and, as a result, could have a material adverse effect on our business, financial condition and results of operations.

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

Our success depends on the efforts, abilities and continued service of Alexandre Mongeon, our Chief Executive Officer, Patrick Bobby, our Head of Performance & Special Projects, Kulwant Sandher, our Chief Financial Officer, and Xavier Montagne, our Chief Operating Officer. A number of these key employees and consultants have significant experience in the recreational boating and manufacturing industry. A loss of service from any one of these individuals may adversely affect our operations, and we may have difficulty or may not be able to locate and hire a suitable replacement. We have not obtained any “key person” insurance on certain key personnel.

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

Given the inherent dangers involved with powerboats, all powerboats sold must comply with federal, state and provincial safety standards. Additionally, most powerboats sold in the United States meet the safety standards set by the American Boat and Yacht Counsel (“ABYC”), a non-profit, member organization that develops voluntary safety standards for the design, construction, maintenance, and repair of recreational powerboats and the National Marine Manufacturers Association (“NMMA”). Our powerboats have been certified by the United States Coast Guard, the Canadian Coast Guard, meet the ABYC safety standards and have received CE marking indicating their conformity with health, safety, and environmental protection standards within the European Economic Area. Loss of any of these certifications or failure to obtain them for future products could have a material adverse effect on our business and operating results.

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

If we are unable to meet our production and development goals, we may need to change our business plans or the timeline in which we expect to carry them out.

Our ability to carry out our business plans depends upon meeting our production and development goals. Delays or failures in meeting these goals could require us to reassess our business plans and the timeline that it will take us to implement those plans. In the past we have not always met our production and development goals. For example, we expected to manufacture approximately 150 powerboats, and begin commercialization of our electric powertrains in calendar 2021, and we will not meet these goals. Additionally, we have had to suspend the development of our proposed fifth powerboat, the Phoenix 290. If any such delays or failures were to cause a material change to our proposed business plans, such change could result materially adverse changes in our projected revenues or expenses.

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

Although we do not materially use raw materials in the production of our electronic powerboats, we purchase the necessary parts and components for our boats from third-party suppliers that do. Were those third-party suppliers to experience increases in the cost or a sustained interruption in the supply or shortage of raw materials, the corresponding parts and components could become more costly or less available (if still available at all). For example, our supply chain has been impacted by the COVID-19 pandemic as some of our third-party suppliers have experienced delays in delivering parts and components for our products. We are particularly exposed to a supply-chain risk as we have not contractually secured long-term supply commitments at fixed prices with our third-party suppliers. The prices for these raw materials fluctuate depending on market conditions and global demand for these materials and price fluctuations and material shortages could adversely affect our business and operating results. For instance, we are exposed to multiple risks relating to price fluctuations for lithium-ion cells. These risks include:

●	the inability or unwillingness of current battery manufacturers to build or operate battery cell manufacturing plants to supply the numbers of lithium-ion cells required to meet demand;
●	disruption in the supply of cells due to quality issues or recalls by the battery cell manufacturers; and
●	an increase in the cost of raw materials, such as cobalt, used in lithium-ion cells.

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

We receive governmental benefits in connection with our operations. In connection with the production of our powerboats and our research into green technology, we have been able to receive tax credits and grants provided by the Quebec provincial government and the Canadian federal government. In our 2021 and 2020 fiscal years, we recognized grants and investment tax credits amounting to $1,104,199 and $491,704, respectively, of which $896,964 and $445,776, respectively, is presented against research and development expenses. We intend to continue applying for such grants and receiving such tax credits. Without such grants and tax credits, our net loss in each of the past two fiscal years would have been larger. If they were no longer available, our business, prospects, financial condition and operating results could be adversely affected.

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

Any failure to manage our growth effectively could materially and adversely affect our business, prospects, operating results and financial condition. We plan to expand our operations in the near future. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. Risks that we face in undertaking this expansion include:

●	training new personnel;
●	forecasting production and revenue;
●	expanding our marketing efforts, including the marketing of a new powertrain that we use;
●	controlling expenses and investments in anticipation of expanded operations;
●	establishing or expanding design, manufacturing, sales and service facilities;
●	implementing and enhancing administrative infrastructure, systems and processes; and
●	addressing new markets.

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

Apart from trademark applications that we filed with the Canadian Intellectual Property Office and the U.S. Patent and Trademark Office for our logo and the brand name “E-Motion”, we have not protected our intellectual property rights through patents or formal copyright or trademark registration, and we do not currently have any patent applications pending. Until we protect our intellectual property through patent, trademarks and registered copyrights, we may not be able to protect our intellectual property and trade secrets or prevent others from independently developing substantially equivalent proprietary information and techniques or from otherwise gaining access to our intellectual property or trade secrets. In such an instance, our competitors could produce products that are nearly identical to ours resulting in us selling less products or generating less revenue from our sales.

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

Any patent applications that we file may not result in issued patents, which may have a material adverse effect on our ability to prevent others from interfering with our commercialization of our products.

To date, we have not filed any patent applications, and we might not ever file patent applications. The registration and enforcement of patents involves complex legal and factual questions and the breadth and effectiveness of patented claims is uncertain. If we ever file patent applications in connection with our electric outboard powertrain systems or other matters, we cannot be certain that we will be first to file patent applications on those or other inventions, nor can we be certain that such patent applications will result in issued patents or that any of our issued patents will afford sufficient protection against someone creating competing products, or as a defensive portfolio against a competitor who claims that we are infringing its patents. In addition, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States, and thus we cannot be certain that foreign patent applications, if any, will result in issued patents in those foreign jurisdictions or that such patents can be effectively enforced, even if they relate to patents issued in the United States.

We do not have trademarks for our products and trade names.

Although we have submitted applications for trademarks for our name and the brand name “E-Motion” for our electric powertrain and for the logos for each with the Canadian Intellectual Property Office, we do not have any registered trademarks for any of our brand names and logos in the United States or elsewhere. Any trademark applications that we file with a relevant governmental authority for brand names/logos might not be approved. Failure to obtain such approval could limit our ability to use the brand names/logos in those territories or lead our products be confused with, and/or tarnished by, competing products. Even if appropriate applications were made and approved, third parties may oppose or otherwise challenge such applications or registrations.

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

The status of the protection of our intellectual property is unsettled as we do not have any patents, trademarks or registered copyrights and have not applied for the same. Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our powerboats and electric powertrains or use third-party components, which could make it more difficult for us to operate our business. From time to time, we may receive communications from third parties that allege our products or components thereof are covered by their patents or trademarks or other intellectual property rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights. If we are determined to have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:

●	cease making, using, selling or offering to sell processes, goods or services that incorporate or use the third-party intellectual property;
●	pay substantial damages;
●	seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all;
●	redesign our boats or other goods or services to avoid infringing the third-party intellectual property;
●	establish and maintain alternative branding for our products and services; or
●	find-third providers of any part or service that is the subject of the intellectual property claim.

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

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under the laws of the Province of Quebec, a substantial portion of our assets are in Canada and all of our directors and executive officers reside outside the United States

We are constituted under the laws of the Business Corporations Act (Quebec) (the “Business Corporation Act”), and our executive offices are located outside of the United States in Boisbriand, Quebec. Our officers and the majority of our directors reside outside the United States. In addition, a substantial portion of their assets and our assets are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside of the United States, judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. Federal or state securities laws. Furthermore, there is substantial doubt as to the enforceability in Canada against us or against any of our directors and officers who are not residents of the United States, in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities based solely upon the civil liability provisions of the U.S. federal securities laws. In addition, shareholders in Quebec corporations may not have standing to initiate a shareholder derivative action in U.S. federal courts.

As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Global economic conditions could materially adversely impact demand for our products and services.

Our operations and performance depend significantly on economic conditions. Global financial conditions continue to be subject to volatility arising from international geopolitical developments and global economic phenomenon, as well as general financial market turbulence, including a significant recent market reaction to the novel coronavirus (COVID-19) and growing inflationary concerns, resulting in a significant reduction in many major market indices. Uncertainty about global economic conditions could result in

●	customers postponing purchases of our products and services in response to tighter credit, unemployment, negative financial news and/or declines in income or asset values and other macroeconomic factors, which could have a material negative effect on demand for our products and services; and
●	third-party suppliers being unable to produce parts and components for our products in the same quantity or on the same timeline or being unable to deliver such parts and components as quickly as before or subject to price fluctuations, which could have a material adverse effect on our production or the cost of such production; and

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

Our business may be materially affected by the COVID-19 Outbreak

The continued novel coronavirus (COVID-19) pandemic, including variations from new strains, may disrupt our business and operational plans. These disruptions may include disruptions resulting from (i) shortages of employees, (ii) unavailability of contractors and subcontractors, (iii) interruption of, or price fluctuations in, supplies from third parties upon which we rely, (iv) restrictions that governments impose to address the COVID-19 outbreak, and (v) restrictions that we and our contractors and subcontractors impose to ensure the safety of employees and others. Although we have not noticed any decrease to orders that we would attribute to COVID-19, we believe that COVID-19 is impacting our supply chain by increasing the amount of time between ordering third-party materials needed for our boats and their delivery. Continued delays in our supply chain could adversely impact our production and, in turn, our revenues. Further, it is presently not possible to predict the extent or durations of these disruptions. These disruptions may have a material adverse effect on our business, financial condition and results of operations. Such adverse effect could be rapid and unexpected. These disruptions may severely affect our ability to carry out our business plans for 2022 and 2023.

Fluctuations in currency exchange rates may significantly impact our results of operations.

Our operations are conducted in Canada, but the vast majority of our sales and rentals have occurred in the United States. As a result, we are exposed to an exchange rate risk between U.S. and Canadian dollars. The exchange rates between these currencies in recent years have fluctuated significantly and may continue to do so in the future. In our fiscal 2021, the monthly average exchange rate as published by the Bank of Canada ranged from a high of US$1.00:$1.3396 to a low of US$1.00:1.2040. An appreciation of the Canadian dollar against the U.S. dollar could increase the relative cost of our products outside of Canada, which could lead to decreased sales. Conversely, to the extent that we are required to pay for goods or services in U.S. dollars, the depreciation of the Canadian dollar against the U.S. dollar would increase the cost of such goods and services.

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

For our fiscal year ended August 31, 2021, we identified that we did not maintain effective processes and controls over the accounting for and reporting of complex and non-routine transactions. Specifically, we determined that there was a lack of sufficient accounting and finance personnel to perform in-depth analysis and review of complex accounting matters and non-routine transactions within the timeframes set by us for filing our consolidated financial statements. Because of this deficiency, we concluded there was a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis at August 31, 2021.

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

Risks Related to Our Common Shares and this Offering

Our executive officers and directors beneficially own approximately 40.1% of our common shares.

As of December 21, 2021, our executive officers and directors beneficially owned, in the aggregate, 40.1% of our common shares, which includes shares that our executive officers and directors have the right to acquire pursuant to stock options which have vested or will vest within the next 60 days. As a result, they are able to exercise a significant level of control over all matters requiring shareholder approval, including the election of directors, amendments to our Articles of Incorporation and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of our company or changes in management and will make the approval of certain transactions difficult or impossible without the support of these shareholders.

In addition, Nasdaq provides a “controlled company”, a company of which more than 50% of the voting power for the election of its directors is held by a single person, entity or group, with exemptions from certain corporate governance requirements, including the requirement that a majority of its board of directors consist of independent directors. While we are not a "controlled company", two of our directors each beneficially own approximately 25.7% of our common shares through a commonly controlled entity. Any future concentration of voting power among these directors or other persons could result in our becoming a "controlled company". If we become a "controlled company," we may elect to rely on certain exemptions from Nasdaq’s corporate governance rules. In such case, you may not have the same protection afforded to shareholders of companies that are subject to those corporate governance requirements.

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

Our common shares began trading on the Nasdaq Capital Market in November 2020. Since then until December 20, 2021, the closing price of our common shares on the Nasdaq Capital Market has ranged from a high of US$16.21 to a low of US$5.08. The market value of our common shares will continue to fluctuate due to the impact of any of the following factors:

●	sales or potential sales of substantial amounts of our common shares;
●	announcements about us or about our competitors;
●	litigation and other developments relating to our proprietary rights or those of our competitors;
●	conditions in the marine product industry;
●	governmental regulation and legislation;
●	variations in our anticipated or actual operating results;
●	change in securities analysts’ estimates of our performance, or our failure to meet analysts’ expectations;
●	change in general economic trends; and
●	investor perception of our industry or our prospects.

Many of these factors are beyond our control. The stock markets in general, and the market for marine product companies in particular, have historically experienced extreme price and volume fluctuations. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broad or active public trading market for our common shares may not be sustained.

We do not intend to pay dividends, and there will thus be fewer ways in which you are able to make a gain on your investment.

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

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;
●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;
●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;
●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;
●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and
●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

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

We were incorporated on August 29, 2012, under the laws of the province of Quebec, Canada, and our principal activity is the design, development and manufacturing of electric outboard powertrain systems and electric boats. We have two wholly-owned subsidiaries.

On November 27, 2020, we issued 2,760,000 Common Shares in our initial public offering. After deducting underwriting discounts, commissions and offering expenses, the net proceeds from the offering were approximately US$24,940,000. In connection with the offering, we listed our Common Shares on the Nasdaq Capital Market under the symbol “VMAR”.

On June 3, 2021, we acquired an electric boat rental business in Newport, California for approximately $9,020,271, of which $5,546,039 was paid in cash and $3,474,232 of which was paid in the form of common shares. In our 2021 fiscal year, our rental business generated approximately $1,355,548 of revenue.

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

We continue to manufacture hand-crafted, highly durable, low maintenance, environmentally-friendly electric recreational powerboats. In our last two fiscal years 2021 and 2020, we manufactured 49 and 47 powerboats, respectively, and we expect to manufacture approximately 100 powerboats in calendar 2022. We sell powerboats to retail customers and operators of rental fleets of powerboats through which we seek to build brand awareness. We intend to continue to build brand awareness by partnering with marina operators to offer rental fleets of electric boats. We conduct our transactions directly to customers through our website or through a network of marinas, distributors and show rooms.

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

In our fiscal year 2021, we expanded our business to include rentals of electric powerboats by acquiring EBR, an entity that rents electric boats at the Lido Marina Village in Newport, California. In addition to generating revenues from the rental of our powerboats, EBR builds brand awareness and acts an open-water showroom for potential buyers.

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

The efficiency of a powertrain system determines the range of a boat on a single battery charge and the speed at which the boat operates. We find existing electric powertrain systems unsatisfactory because of their insufficient yields and limited power range. In 2015, we decided to research technology to take advantage of this vacuum and develop an in-house system, relying on existing third-party components where possible. We noted the need for innovation in the following areas:

●	optimizing the electric motor to improve efficiency and range by customizing the power to the motor from different battery suppliers;
●	developing optimization software that reads and calibrates the controller to suit the current use of the outboard electric powertrain system;
●	using appropriate components, including the battery;
●	customizing gears and propellers to a boat’s specifications. We have recorded the efficiency of our principal competitor’s electric powertrain system as 54%, meaning that only 54% of the power leaving the battery pack reached the propeller. Our proprietary union and direct transmission system allow our prototype powertrains to have an efficiency of 94% which provides a competitive advantage over current electric outboard motors. We have also chosen a propeller design which when combined with the efficiencies obtained using our proprietary union and transmission system, provides optimal results; and
●	developing an innovative controller, in particular, one that:
o	improves control over thermal overheating and thus protects the electric powertrain system;

o	incorporates a dual electrical and mechanical cooling system allowing for a better performance of the electric powertrain system;
o	detects possible operating problems (for example cavitation); and
o	reduces jolts and noise.

Our electric powertrain is designed to have 180 hp (horsepower) and 236 Lb. ft at 94% load. Furthermore, the electric powertrain system will be liquid cooled as compared to air cooled.

In October 2021, we entered into a Manufacture and Supply Agreement with Linamar Corporation, a provider of manufacturing solutions and a developer of highly engineered products. Under the terms of the agreement, we intend for McLaren Engineering, Linamar’s technology and product development team for its advanced mobility segment, to manufacture and assemble our E-Motion™ technology through testing, parts, tooling development, and designing the union assembly for mass production of our electric powertrain at Linamar’s facility in Canada.

Once we have scaled up the production of our electric powertrain, we intend for the Linamar Corporation to produce our electric powertrain for mass commercialization. Although we believe that we can produce up to 300 electric powertrains per year in our current facilities in addition to producing 150 boats per year, we believe that contracting out the production of the electric powertrains will allow us to dedicate more time and resources to the development of additional electric powertrains.

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

We have received governmental support in connection with our development of electric powertrain. In our 2021 and 2020 fiscal years, we recognized grants and investment tax credits amounting to $1,104,199 and $491,704, respectively, of which $896,964 and $445,776, respectively, is presented against research and development expenses.

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

	Bruce 22	Volt 180	Fantail 217	Quietude 156

Starting Price	$73,995	$44,995	$49,995	$35,495
E-Propulsion Power	5 HP	5 HP	5 HP	5 HP
E-Motion Power	180 HP	180 HP	n/a	n/a
Capacity	5-8 passengers	11 Canada, 14 US	8-10 passengers	4 passengers
Dry Weight	1088 Kg (2400 pounds)	720 kg (1600 pounds)	775 kg (1705 lbs.)	800lbs
Hull Material	Fiberglass	Fiberglass (Infusion Sandwich)	Fiberglass	Fiberglass
Overall Length	6.7 m (22′)	5.4 m (17’9”)	6.6 m (21’7”)	4.7 m (15’6”)
Overall Width	2.08 m (6’6”)	2.13 m (7’)	2.03 m (6’8”)	1.5 m (4’11”)
Draft	0.45 m (18”)	0.30 m (12”)	0.43 m (20”)	0.18 m (8”)
Homologation	USA, Canada, EU	USA, Canada, EU	USA, Canada, EU	USA, Canada, EU
Woodwork	Mahogany, Teak	Synthetic	Synthetic	Synthetic
Propulsion	Minn Kota, Torqeedo or Piktronic	Minn-Kota or Torqeedo	Minn-Kota, E-Tech engine, E-Tech Propulsion, Torqeedo salt-water engine	Minn-Kota
Battery Type	Lithium ion	Lead Acid, Lithium Relion or Lithium BMW	Lithium Relion or Lithium BMW	Lithium

For each of our boats, our consumers are able to customize certain aspects including color (for the hull, striping, interior and deck), radio and covers and other storage options. In addition, there are customizations that are just available for some boat models, including propulsion and batteries.

Bruce 22

Reaching speeds of up to approximately 41 miles per hour (66 kph), the Bruce 22 is our flagship boat. We offer three variations of the Bruce 22: a Hatchback Classic (a 100 kWh five-seater starting at $279,995), an Open Utility (a 100 kWh eight-seater starting at $289,995) and the Bruce22 T (a 4 kWh eight-seater starting at $68,995). In addition to the customizations that are available for each of our boats, purchasers may customize the Bruce 22 by choosing among various options including type of propulsion (Piktronic, Torqeedo or Min-Kota), inserts (mahogany, permatek and fiber glass) and other options (including ski pole, underwater light and a swim platform). In our 2021 fiscal year, we sold nil Bruce 22s.

Volt 180

Reaching speeds of up to approximately 30 miles per hour (48 kph), the Volt 180 is a powerful boat that can be used for various watersports. In addition to the customizations that are available for each of our boats, purchasers may customize the Volt 180 by choosing among various options including the power of the motor (available in 2, 3, 6, 10, 60 and 125 kilowatts), accessories (including racing seats, fish rod holder, depth finder and anchor) and other options (including bumper, types of canopies and a premium sound system). In our 2021 fiscal year, we sold 15 Volt 180s.

Fantail 217

We designed the Fantail 217 with a view towards relaxation rather than speed. The Fantail 217 starts at $49,995, seats up to ten people and has a maximum speed of approximately 10 miles per hour (6 kph). In addition to the customizations that are available for each of our boats, purchasers may customize the Fantail 217 by choosing among various options including the type of motor (Torqeedo Salt Water, E-Tech, Min-Kota or E-Propulsion), number of batteries (up to eight), type of canopy (aluminum, stainless steel or fiberglass) and other options (including night navigation light, a double horn and bottom paint). In our 2021 fiscal year, we sold 17 Fantail 217s.

Quietude 156

As the name suggests, we designed the Quietude 156 with an eye towards tranquility over speed or power. The Quietude 156 starts at $35,495, seats four passengers and reaches a top speed approximately 5 miles per hour (8 kph). The Quietude 156 comes with a Min-Kota 36V motor, but purchasers may still customize other aspects of the Quietude 156 by choosing among various options including the type of table to be used, the type of canopy and electronics that can be included (such as a

Bluetooth marine radio and a depth meter). In our 2021 fiscal year, we sold 17 Quietude 156s.

Sales

We currently generate over 59% of our revenue from the sale of our electric power boats. In our 2021 fiscal year, we sold 49 of our electric powerboats for revenue of $2,080,110, and in our 2020 fiscal year we sold 47 of our electric powerboats for revenue of $2,249,107. Our sales are to retail customers and operators of rental fleets of powerboats.

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

Sales of New Powerboats to Retail Purchasers

We sell our powerboats to retail purchasers. In our 2021 and 2020 fiscal years, we sold 22 and 22 powerboats to retail customers, respectively, which was approximately 45% and 48% of all sales.

Sales of Fleets of New Powerboats

We sell our powerboats to persons and entities operating fleets of rental boats. In our 2021 and 2020 fiscal years, we sold 16 and 4 powerboats to rental fleet operators, respectively, which was approximately 33% and 9% of all of our sales. These sales include sale to EBR which, since June 3, 2021 has been a wholly-owned subsidiary. We will continue to supply EBR with our powerboats, but we will no longer consider such powerboats to be sales to an entity operating a fleet. We intend to continue to build brand awareness by partnering with marina operators to offer rental fleets of electric boats.

Rentals

In our fiscal year 2021, we expanded our business to include rentals of electric powerboats by acquiring EBR, an entity that rents electric boats at the Lido Marina Village in Newport, California. We acquired this business for approximately $9,020,271, of which $5,546,039 was paid in cash and $3,474,232 of which was paid in the form of 284,495 common shares. At the time of the acquisition, our Chief Executive Officer was an affiliate of EBR.

EBR has a fleet of approximately 20 powerboats. Rental rates range from US$75 per hour to US$215 per hour, plus a booking fee, with a minimum booking of two hours. Once a powerboat in the EBR fleet has over 200 hours of sailing time, EBR offers the powerboat for sale to the public. In our 2021 fiscal year, our rental business generated approximately $1,355,548 of revenue, of which $1,355,548 was from the rental of our powerboats.

Investment in Electric Boat Manufacturer

On May 14, 2021, we purchased $3,400,000 in debentures (the “Debentures”) from The Limestone Boat Company Limited (“Limestone”). Limestone is a North American designer and manufacturer of recreational and commercial powerboats. The Debentures bear interest at the rate of 10% per annum and mature in three years from issuance. We entered into an agreement pursuant to which Limestone agreed to purchase 25 powertrains from us, subject to the completion of satisfactory testing from Limestone, of which it has currently purchased nil. One of our directors is also a director of Limestone.

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

Electric Powertrains

The most significant parts and components we intend to use in manufacturing our electric powertrains are:

●	engines – we intend to rely on two suppliers of engines, Danfoss Editron and E-Propulsion;
●	lithium-ion batteries – we intend to use duplicate suppliers as multiple producers make lithium-ion batteries we can use in our product candidate at a price and quality that we are looking for;
●	inverter –we intend to source our inverters from Danfoss Editron.

Power Boats

The most significant parts and components used in manufacturing our boats are:

●	engines – we use three suppliers of engines, E-Propulsion (for the Bruce 22, the Fantail 217 and the Volt 180), Min Kota (for the Bruce 22, the Fantail 217, the Volt 180 and the Quietude 156) and E-Tech Propulsion (for the Fantail 217);
●	lithium-ion batteries – we source duplicate suppliers for our lithium-ion batteries, including Relion Kreisel and believe that we could source batteries at a similar price from the market were these suppliers unable to meet our demand;
●	hulls – we have two suppliers of the hulls that we use in our boats, but we believe that we could source hulls of a similar quality and at a similar price without significant delay to our production schedule were these suppliers unable to meet our demands.

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

Patents and Licenses

We do not currently have any patent applications pending, and we do not have any patents. We do not rely on any licenses from third parties at this time.

Our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we intend to rely on a combination of design applications, trade secrets, including know-how, employee and third-party non-disclosure agreements, copyright laws, trademarks and other contractual rights to establish and protect our proprietary rights in our technology. We may file patent applications with respect to components of a powertrain that we are developing. We do not know whether any of our patent applications, if we file any, will result in the issuance of patents or whether the examination process will require us to narrow our claims. Even if granted, these pending patent applications might not provide us with adequate protection.

Trademarks

We use our logo as a trademark and have applied for its registration at the Canadian Intellectual Property Office. We have also applied for registration of the logo in the United States with the U.S. Patent and Trademark Office. We have operated under the trade name “CANADIAN ELECTRIC BOAT COMPANY” and are transitioning to operating under the name “VISION MARINE TECHNOLOGIES”, but neither these nor any of the names of the models of our boats are currently registered trademarks.

In May 2021, we filed a trademark on our E-Motion technology with the Canadian Intellectual Property Office. We have submitted the application for registration and paid the filing fee. The production date associated with our application is May 12, 2021. We have also applied for registration of a trademark on our E-Motion technology in the United States with the U.S. Patent and Trademark Office. We have submitted the application for registration and paid the filing fee. The filing date associated with our application is May 17, 2021.

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

Industry Overview

In North America, 75 million people go boating every year, according to the U.S. Coast Guard, with approximately 11.8 million recreational vessels registered with the U.S. Coast Guard in 2020. The worldwide recreational boating market size was approximately US$35 billion in 2020 and is set to surpass US$60 billion by 2027, according to a research report by Global Market Insights, Inc. Within the boating market, there is an outboard motor market and an electric boat market. Our products fall into each of those categories, and if produced, our electric powertrains will be used in boats in both those markets.

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

According to the NMMA, sales of outboard engines in the United States (which includes outboard motors) increased to a twenty-year high of approximately 329,500 units, up 17.6% from the prior year. Consumer demand for higher-performance engines continued to trend upward in 2020, with double digit gains in sales for engines with 200 and greater horsepower. Engines with between 200 and 300 horsepower accounted for 27% of all sales of outboard engines.

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

Interest in electric boats has also been driven by decreases in their cost largely as a result of a decrease in the price of the batteries used to power them. The average price per kilowatt hour of a lithium-ion battery fell from approximately US$1,200 in 2010 to below US$138 in 2020.4

The electric boat market is competitive in nature with much of that competition of late focusing on launching new E-boats that have longer range and higher speed than currently available boats. The global electric boat market in 2020 was worth approximately US$4.6 billion, according to Research and Markets which expects that market to reach US$9 billion by 2026, a cumulative annual growth rate of 12.7%5. Research and Markets predicts that the growth in the electric boat market will be caused by:

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

4 https://www.renewableenergyworld.com/storage/annual-survey-finds-battery-prices-dropped-13-in-2020/#gref

5 https://www.researchandmarkets.com/reports/5394166/electric-boat-and-ship-market-growth-trends

The electric boat market is segmented into two categories, hybrid and pure electric boats. In 2018, hybrid electric boats represented approximately 70% of the electric boat market. The NMMA anticipates that the market shares of the pure electric boat segment will meaningfully increase during the period from 2019 to 2027 owing to advancements in battery technology. On the basis of passenger capacity, electric boats with a capacity of less than 10 passengers captured the highest share of the global electric boat market in 2018. Additionally, the same segment is the fastest-growing segment pertaining to high demand for small boats for recreational purposes from high-income earners in the United States, Canada and Western European.

Government Support

Although the recreational powerboat industry does not generally receive much direct governmental support, we have received tax credits from, and grants provided by, the Quebec provincial government and the Canadian federal government primarily in connection with our development and promotion of green technology. In our 2021 and 2020 fiscal years, we recognized grants and investment tax credits amounting to $1,104,199 and $491,704, respectively, of which $896,964 and $445,776, respectively, is presented against research and development expenses. Although we do not consider the receipt of such credits and grants as essential to our operations, if they were no longer available, our business, prospects, financial condition and operating results could be adversely affected.

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

We believe the primary competitive factors in our market include but are not limited to:

●	technological innovation;
●	product quality and safety;

●	service options;
●	product performance;
●	environmental friendliness;
●	design and styling; and
●	brand perception.

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

We believe that our experience, production capability, product offering and management give us the ability to successfully operate in the recreational electric powerboat market in a way that our competitors cannot. In particular, we believe that we have a number of competitive advantages, including:

●	technological innovation: we have demonstrated our capacity to develop our own products through research and development by introducing the Volt 180, which currently holds the speed record for a certified electric boat. We believe that the technological design of our electric powertrain will provide efficiency at a price that our competitors will not be able to match.
●	product performance: the efficiency of our powertrain systems provides the boats they are in greater speed and range, results that are magnified when combined with our ultra-hydrodynamic hull designs.
●	certification: unlike some of our competitors, our boats are certified by the U.S. Coast Guard and the Canadian Coast Guard in Canada and meet the European Union’s imported manufactured products standards. We intend to have such certification for our electric powertrain systems as well as that of the ABYC and to receive CE marking indicating their conformity with health, safety, and environmental protection standards within the European Economic Area.
●	product price: although the price of our boats depends on the customer’s specifications, we believe that our products are competitively priced across all models and with all customizations. We have not priced our first powertrain system yet but intend to do so in a way that is competitive for its performance.
●	management expertise: our founders have extensive experience in offshore power boating and are aware of what is required by customers in regard to power and efficiency of outboard electric powertrain systems. The inherent reputation of our management team over 25 years has built our brand for quality and technologically advanced products.

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

We are developing innovative electric outboard powertrain systems designed to enable us to capture market share, as the outboard powertrain industry moves to electric powertrain outboard motors to comply with local green initiatives. The NMMA estimates that total retail orders of outboard engines was US$2.9 billion in 2018, and Blueweave Research estimates that global electric boat market will reach US$18 billion by 2026.

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

Manufacturing

We produce our electric recreational powerboats and related components at our 15,000 square foot assembly warehouse in Quebec and intend to use Linamar as our production partner for the Company’s E-Motion powertrains. In our last two fiscal years, we manufactured 49 and 47 powerboats, and we expect to manufacture approximately 150 electric boats 2022 fiscal year. We run one assembly line and have a production capacity that allows us to produce up to seven boats a week depending on the type of boats and the specifications of each order.

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

Currently, most of the sales of our electric boats are directly placed with us online, but approximately 18% of our sales in our 2021 fiscal year were derived from our network of independent dealers. While we will continue to market direct sales through our website, we seek to increase revenues and diversify our sales points by expanding our network of independent dealers. We envision an increase in the number of dealers supporting our products and the quality of their marketing and servicing efforts as being essential to our ability to increase sales. We may not be successful in our effort to grow our network of independent dealers.

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

If we are not able to pass these additional costs along to our customers, it may have a negative impact on our business and financial condition.

Boat Manufacturing Standards

As a manufacturer of small vessels established in Canada, we are required to ensure that:

●	our boats comply with all the applicable construction requirements of Part 7 of the Small Vessel Regulations (Canada) and Transport Canada’s Construction Standards for Small Vessels (TP 1332E);
●	for each boat, a Declaration of Conformity is produced to Transport Canada in accordance with Part 8 of the Small Vessel Regulations (Canada) stating that the boat meets all the construction requirements and that a Compliance Notice is attached to the boat; and
●	each boat is marked with a Hull Serial Number (HIN) (also known as a Hull Identification Number) in accordance with Part 9 of the Small Vessel Regulations (Canada).

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

Seasonality

Our current operating results are subject to annual and seasonal fluctuations resulting from a variety of factors, including:

●	seasonal variations in retail demand for boats, with a significant majority of sales occurring during peak boating season;
●	product mix, which is driven by boat model mix and higher option order rates; while sales of all our boats generate comparable margins, sales of larger boats and boats with optional content produce higher absolute profits;

●	inclement weather, which can affect production at our manufacturing facilities as well as consumer demand, particularly for rentals;
●	competition from other recreational boat manufacturers; and
●	general economic conditions.

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

C. Organizational structure

We have two subsidiaries, 7858078 Canada Inc., a wholly-owned subsidiary which has a wholly owned subsidiary, EB Rental, Ltd.

D. Property, plant and equipment

Our manufacturing and office space is located in Boisbriand, Quebec, just outside of Montreal. This space is in three adjacent units each under a separate lease with a related party. One lease is for approximately 3,600 square feet, has a monthly rent of approximately $5,100 and expires on June 30, 2024. The second lease is for approximately 8,210 square feet, has a monthly rent of approximately $11,600 and expires on May 31, 2022. The third lease is for approximately 2,800 square feet, has a monthly rent of approximately $4,000 and expires on June 30, 2026. We consider our office and manufacturing space sufficient to meet our current needs and our needs in our 2022 fiscal year.

In addition, we lease office space and marina space for our rental business at the Lido Marina Village in Newport Beach, California and office, warehousing and storage space in Huntington Beach, California. One lease is for an office space of approximately 232 square feet, has a monthly rent of approximately USD$1,945 and expires on February 1, 2022. We lease marina space of approximately four moorings, for a monthly rent of approximately USD$8,441, which lease expires on February 1, 2022. We also lease office, warehousing and storage space of approximately 4,500 square feet for a monthly rent of approximately USD$5,985, which lease expires on January 31, 2024.

We do not own any real property and do not lease any other properties.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This Annual Report should be read in conjunction with the accompanying consolidated financial statements and related notes. The discussion and analysis of the financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the International Accounting Standards Board (IASB).

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

Overview

We were incorporated on August 29, 2012, under the laws of the province of Quebec, Canada, and its principal activity is the design, development and manufacturing of electric outboard powertrain systems, the design, development and manufacturing of electric boats and the rental electric boats.

Our head office and principal address is located at 730 Boulevard du Cure-Boivin, Boisbriand, Quebec, Canada, V7G 2A7.

Going Concern

We prepare our financial statements on a going concern basis which assumes that we will be able to realize our assets and discharge our liabilities in the normal course of business for the foreseeable future. We incurred a net and comprehensive loss of $14,725,341 during the year ended August 31, 2021 and had a cash balance and a working capital surplus of $18,147,821 and $18,626,563, respectively, as at August 31, 2021. Our ability to meet our obligations as they fall due and to continue to operate as a going concern depends on the continued financial support of the creditors and the shareholders. In the past, we have relied on the support of our shareholders to meet our cash requirements. Funding from this or other sources might not be sufficient in the future to continue our operations. Even if we are able to obtain new financing, it may not be on commercially reasonable terms or terms that are acceptable to us. Failure to obtain such financing on a timely basis could cause us to reduce or terminate our operations.

A.	Operating Results

Results of Operations for the Year Ended August 31, 2021 as Compared to the Year Ended August 31, 2020

Revenue for the year ended August 31, 2021 was $3,513,788 as compared to $2,417,173 for fiscal 2020. This increase of 45% resulted from the acquisition of 7858078 Canada Inc. This was the principal cause of our increase in gross profit to $1,604,182 for our fiscal 2021 from $604,390 four our fiscal 2020. Excluding the revenue from the acquisition of 7858078 Canada Inc., our boats sales generated revenue of $2,080,110 in fiscal 2021 as compared to $2,249,107 in fiscal 2020. The reduction in revenue from boat sales was caused by our focus on furthering our electric powertrain technology as well as global supply chain issues which resulted in longer lead times for parts.

During the year ended August 31, 2021, we incurred a net comprehensive loss of $(14,725,341) compared to a net comprehensive loss of $(2,275,532) for the prior year. The increase in comprehensive loss was due to expenses for the year ended August 31, 2021, increasing to $16,612,499 in comparison with expenses of $2,858,613 in our 2020 fiscal year. The largest expense items that are included in expenses for the year ended August 31, 2021 were:

●	Research and development for the year ended August 31, 2021 increased to $1,489,953 due to the fitment of our E-Motion powertrains to third party boats;
●	Office salaries and benefits for year ended August 31, 2021 increased to $1,754,613 compared to $315,138 for the year ended August 31, 2020. The increase was caused by increases in staff, directors’ fees, additional staff related to the purchase of 7858078 Canada Inc., and increases in executive salaries;
●	Share-based compensation increased to $7,121,444 in our 2021 fiscal year from $1,312,071 in our prior year, as we granted 1,148,310 stock options at an exercise price between $3.70 and $16.29 to our directors, officers, employees and consultants. We recognize compensation expense for option grants based on the fair value at the date of grant using the Black-Scholes valuation model;
●	Professional fees for the year ended August 31, 2021 increased to $1,633,477 from $671,788 for the prior year caused by legal and accounting costs incurred due to our initial public offering, and fees paid to consultants;

●	Advertising and promotion for the year ended August 31, 2021, increased to $927,508 (2020: $238,389) as the Company initiated a marketing campaign for its E-Motion powertrains;
●	Office and General expenses for the year ended August 31, 2021, increased to $1,130,296 (2020: $114,508) as the Company increased its operational staff and incurred additional costs related to the purchase of 7858078 Canada Inc.;
●	Foreign exchange losses for the year ended August 31, 2021 increased to $1,583,292 (2020: $1,295) as the Canadian dollar increased its value against the US Dollar; and
●	Fair value adjustment relating the Company’s investment amounted to $550,000 for the year ended August 31, 2021 (2020: $nil).

The Company incurred an increase in income taxes for the year ended August 31, 2021, of $105,590 (2020: $21,309), primarily caused by an increase in current income taxes.

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

During the year ended August 31, 2020, we incurred a comprehensive loss of $2,275,532 compared to a net comprehensive income of $233,066 for the corresponding 2019 period. The increase in comprehensive loss was partially due to the aforementioned reduction in revenue and gross profit. Additionally, expenses for the year ended August 31, 2020 increased to $2,858,613 from $987,911 from our 2019 fiscal year. The largest expense items that are included in expenses for the year ended August 31, 2020 were:

●	Office salaries and benefits for year ended August 31, 2020 decreased to $315,138 compared to $372,961 for the year ended August 31, 2019. The decrease was principally caused by the receipt of government assistance during the Covid-19 pandemic.
●	Rent for the year ended August 31, 2020, decreased to $39,500 from $204,596 for the 2019 fiscal year due to the receipt of government assistance for rent payments during the COVID-19 pandemic and the adoption of IFRS 16 which recognised a lease liability and a right of use asset, which resulted in expensing amortisation and lease interest as opposed to monthly lease payments.
●	Share-based compensation increased to $1,312,071 in the 2020 fiscal year compared to $nil for the 2019 fiscal year, as we granted 354,054 stock options at an exercise price of $3.70 to its directors, officers, employees and consultants; we also issued 162,162 stock options at an exercise price of $2.78 to a related-party consultant. We recognize compensation expense for option grants based on the fair value at the date of grant using the Black-Scholes valuation model. For the year ended August 31, 2020, the share - based compensation expense recognized for stock options granted amounted to $739,961 as compared to $nil for the 2019 fiscal year. We issued 205,795 Voting Common Shares to a company controlled by our Chief Financial Officer in connection with a share-based compensation agreement entered into in August 2019. We recorded a share-based compensation expense in the amount of $572,110 as a result of the issuance of the Voting Common Shares as compared to $nil in our 2019 fiscal year.
●	Professional fees for the year ended August 31, 2020 increased to $671,788 from $111,653 in our 2019 fiscal year primarily as a result of legal and accounting costs incurred due to our initial public offering.
●	Advertising and promotion for the year ended August 31, 2020, increased to $238,389 from $157,276 in our 2019 fiscal year as we attended more trade shows during the period.

The operating expenses for the year ended August 31, 2020 increased by 189% compared to the corresponding year which were caused by the aforementioned expenses for the year.

We incurred a reduction in income taxes for the year ended August 31, 2020, to $21,309 as compared to $64,387 for our 2019 fiscal year.

B. Liquidity and Capital Resources

Liquidity

Our operations consist of the designing, developing and manufacturing of electric outboard powertrain systems and electric boats. Our financial success depends upon our ability to market and sell our outboard powertrain systems and electric boats; and to raise sufficient working capital to enable us to execute our business plan. Our historical capital needs have been met by internally generated cashflow from operations and the support of our shareholders. During the year ended August 31, 2021, we raised gross proceeds of US$27,600,000 from our initial public offering on Nasdaq. However, should we need further funding, equity funding might not be possible at the times we require. If no funds can be raised and sales of our outboard powertrain systems and electric boats and our boat rental income does not produce sufficient net cash flow, then we may require a significant curtailing of operations to ensure our survival.

The financial statements have been prepared on a going concern basis which assumes that we will be able to realize our assets and discharge our liabilities in the normal course of business for the foreseeable future. We incurred a net comprehensive loss of $14,725,341 during the year ended August 31, 2021 and had a cash balance and a working capital surplus of $18,147,821 and $18,626,563, respectively, as at August 31, 2021. Our ability to meet our obligations as they fall due and to continue to operate as a going concern depends on the continued financial support of the creditors and the shareholders. In the past, we have relied on the support of our shareholders to meet our cash requirements. There can be no assurance that funding from this or other sources will be sufficient in the future to continue our operations. Even if we are able to obtain new financing, it may not be on commercially reasonable terms or terms that are acceptable to us. Failure to obtain such financing on a timely basis could cause us to reduce or terminate our operations

As of December 1, 2021, the Company had 8,324,861 issued and outstanding shares and 10,135,782 on a fully-diluted basis.

We had $18,626,563, of working capital surplus as at August 31, 2021 compared to $533,760 of working capital surplus as at August 31, 2020. The increase in working capital surplus resulted from the cash used in operations of $8,251,438 (2020: $434,658); cash used in investing activities of $9,468,395 (2020: $37,656) resulting from the additions to property and equipment, investment in debentures; a cash payment of $5,029,416 for the acquisition of 7858078 Canada Inc.; which was offset by financing activities generating cash of $34,570,833, (2020: $1,731,635), due to our initial public offering on Nasdaq, which was partially offset by repayments of our bank indebtedness and the repayment of long-term debt.

Capital Resources

We had cash and cash equivalents of $18,147,821 and $1,296,756 at August 31, 2021 and August 31, 2020.

As of the date of this Annual Report, we have no outstanding commitments, other than rent and lease commitments and purchase commitments as disclosed in Note 15 and 27 of our consolidated financial statements for the year ended August 31, 2021. We have not pledged our assets as security for loans.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with IFRS requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and judgments are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes can differ from these estimates.

Business acquisition fair value

We make a number of estimates when determining the acquisition date fair values of consideration transferred, assets acquired and liabilities assumed in a business acquisition. Fair values are estimated using valuation techniques based on discounted future cash flows. Future cash flows may be influenced by a number of assumptions such as forecasted revenues, royalty rate, selling prices, costs to operate, capital expenditures, growth rate and the discount rate.

On August 31, 2021, all of our goodwill is allocated to the boat rental operation cash generating unit (“CGU”), which represents the lowest level within our company at which the goodwill is monitored for internal management purposes. For the year ended August 31, 2021, there was no impairment of goodwill.

Financial instruments measured at fair value

In measuring financial instruments at fair value, we make estimates and assumptions, including estimates and assumptions about interest rates, credit spreads and other market conditions.

Provision for impairment of inventories

The provision for impairment of inventories assessment requires a degree of estimation and judgment. The level of the provision is assessed by taking into account the recent sales experience, the ageing of inventories and other factors that affect inventory obsolescence.

Income tax

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. We review the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

In assessing the recoverability of deferred tax assets, we rely on the same forecast assumptions used elsewhere in the financial statements and in other management reports, which, among other things, reflect the potential impact of climate-related development on the business.

Share-based payments

We measure the cost of equity-settled transactions with employees by reference to the fair value of the equity instrument at the date at which they are granted. The fair value is determined by using the Black-Scholes model taking into account the terms and conditions upon which the instruments were granted. Judgment is exercised in determining the expected life and historical volatility. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities but may impact profit or loss and equity.

Lease term

The lease term is a significant component in the measurement of both the right-of-use asset and lease liability. Judgment is exercised in determining whether there is reasonable certainty that an option to extend the lease will be exercised, when ascertaining the periods to be included in the lease term. In determining the lease term, all facts and circumstances that create an economical incentive to exercise an extension option are considered at the lease commencement date. We reassess whether it is reasonably certain to exercise an extension option if there is a significant event or significant change in circumstances.

Incremental borrowing rate

Where the interest rate implicit in the lease cannot be readily determined, an incremental borrowing rate is estimated to discount future lease payments to measure the present value of the lease liability at the lease commencement date. Such a rate is based on what we estimate we would have to pay a third party to borrow the funds necessary to obtain an asset of a similar value to the right-of-use asset, with similar terms, security and economic environment.

Recently Adopted Accounting Standards

None.

C. Research and Development, Patents and Licenses, etc.

We incur research and development costs associated with the development of our outboard electric powertrains as well as the design of new boats. We have not patented any of our technology and do not have any patent applications pending.

D. Trend Information

Due to our short operating history, we are not aware of any trends that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors that has not been disclosed elsewhere in this document.

E. Off-Balance Sheet Arrangements

As of August 31, 2021, we did not have any off-balance sheet debt nor did we have any transactions, arrangements, obligations (including contingent obligations) or other relationships with any unconsolidated entities or other persons that may have material current or future effect on financial conditions, changes in the financial conditions, results of operations, liquidity, capital expenditures, capital resources, or significant components of revenue or expenses.

F. Tabular Disclosure of Contractual Obligations

As at August 31, 2021, future payments required under non-cancellable leases contracted and capitalized in the financial statements are as follows:

			Payments due by period
Contractual			Less than 1					Greater than
Obligations	Total		year	2‑3 years		4‑5 years		5 years
Lease Obligations		$3,353,708	$702,135		$1,378,144		$1,118,726		$154,703
Bank Indebtedness	$	Nil	$ Nil	$	Nil	$	Nil	$	Nil
Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet under IFRS		$301,559	$247,623		$53,936	$	Nil	$	Nil

In addition to the obligations in the table above, we are subject to supply agreements with minimum spend commitments. The amount of the minimum fixed and determinable portion of the unconditional purchase obligations over the next years, is as follows:

$

2022	959,000
2023	685,000
2024	228,000

G. Safe Harbor

Not applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the names and ages of all of our directors and executive officers.

Name, Province/State and Country of Residence	Age	Position	Director/Officer Since

Alexandre Mongeon
Quebec, Canada	45	Chief Executive Officer	August 2014

Patrick Bobby
Quebec, Canada	50	Head of Performance & Special Projects and Director	August 2014

Xavier Montagne
Quebec, Canada	47	Chief Technology Officer and Chief Operating Officer	April 2021

Kulwant Sandher
British Columbia, Canada	60	Chief Financial Officer	July 2019

Renaud Cloutier
Quebec, Canada	57	Director	September 2020

Steve P. Barrenechea
California, United States	63	Director	September 2020

Luisa Ingargiola
Florida, United States	58	Director	September 2020

Alan D. Gaines
Nevada, USA	67	Chairman	May, 2021

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

Patrick Bobby, Head of Performance & Special Projects

Patrick Bobby has been employed by us since 2014, first as our Chief Operating Officer and, since December 14, 2021, as our Head of Performance & Special Projects. From 1999 to 2015, he imported high-performance boats from the United States to Canada. During much of that time, 1999 to 2016, he also worked as a designer and contractor for a Contractor 91340489 QC Inc. and created a condominium syndicate. Mr. Bobby attended Georgian College in Barrie, Ontario.

Xavier Montagne, Chief Technology Officer and Chief Operating Officer

Prior to joining us, Xavier Montagne was the CEO of Mac Engineering from 2015 to 2021. In the past six years, he has helped develop 12 marine prototypes and concept-cars. While there, Mr. Montagne was the electric powerline architect of the Renault Trezor Concept-car (reward of the best concept-car of the world in 2016), the technical designer of the Zoe E-sport race car driven by Alain PROST during Formula-E races 2016-2019, the real-time system expert for Defense Department (Agenium simulator, Thalès cameras, NATO Awacs Cobham scrambler), The Senior designer in low and high voltage batteries Forsee Power, SAFT, Renault and Peugeot in Europe, a power electric architect for UQM, DANFOSS and DANA based projects, the technical supervisor for Rally Raid and Dakar race teams (France & NL) and the electric architect of the first 18-ton fully electric truck with 2-speed gearbox (FNM).

Mr. Montagne received an electronic engineer diploma from IFITEP PARIS POLYTECH (France).

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

Mr. Sandher has considerable private and public company experience. He served as CFO of ElectraMeccanica Vehicles Corp., a Nasdaq listed electric car manufacturer from June 2016 to November 2018; as CFO of MineSense Technologies Inc. from August 2013 until July 2015; as CFO of Alba Mineral Ltd. from June 2017 to April 1, 2018; as CFO of Delta Oil & Gas from October 2008 to September 2017; as CFO of Astorius Resources Ltd. from June 2017 to February 1, 2018; as CFO of Norsemont Mining Inc from April 2018 to present day; as CFO of Intigold Mines Ltd. from December 2010 to April 2017. Currently, Mr. Sandher serves as President of Hurricane Corporate Services Ltd. is currently serving as a director of The Cloud Nine Education Group Inc since December 2015. Prior to August 2013, Mr. Sandher had also served as CFO of several publicly listed companies, including: Hillcrest Petroleum (TSX-V), Millrock Resources Inc. (TSX-V) and St. Elias Mines (TSX-V).

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

Alan Gaines, Chairman

Mr. Gaines is an experienced investment banker and entrepreneur, active within traditional renewable/sustainable CleanTech, general technology, EV/CEV battery technology/chemistry, energy storage and infrastructure, as well as traditional fossil fuels. Mr. Gaines specializes in large scale capital formation, M&A, recapitalization/restructuring, and Board protocol and governance. Mr. Gaines currently serves as a Director of Auto Innovation Group, Ltd. and David Brown Automotive, Ltd., both based in the United Kingdom. Mr. Gaines has more than 35 years’ experience as a transactional investment banker and M&A advisor, having led or participated in the raising of debt and equity totaling over $100 billion.

Mr. Gaines served as founder and Chairman of Dune Energy, Inc. from its inception in May 2001 through April 2010. He served as CEO through May 2007, when he stepped down, taking a far less active role following Dune’s acquisition of Goldking Energy Corporation for $540 million. Mr. Gaines resigned as Chairman in 2010. Mr. Gaines is a director of The Limestone Boat Company Limited.

In 1983, he co-founded Gaines, Berland Inc., a full service investment bank and brokerage specializing in global energy markets, with particular emphasis given to capital formation and M&A advisory for small and mid-cap public and private upstream and midstream companies. Mr. Gaines sold his interest in Gaines, Berland Inc. in 1998. Mr. Gaines holds a BBA in Finance from Baruch College (CUNY), and an MBA in Finance ("With Distinction"-Valedictorian) from The Zarb School, Hofstra University Graduate School of Management.

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

Director Independence

Our Board has determined that the following directors are “independent” as such directors do not have a direct or indirect material relationship with our company: Renaud Cloutier, Steve P. Barrenechea, Luisa Ingargiola and Alan Gaines. A material relationship is a relationship which could, in the view of our Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.

Code of Business Conduct and Ethics

We adopted a Code of Conduct and Ethics that applies to our directors, officers and other employees.

B. Compensation

Compensation Discussion and Analysis

This section sets out the objectives of our company’s executive compensation arrangements, our company’s executive compensation philosophy and the application of this philosophy to our company’s executive compensation arrangements. It also provides an analysis of the compensation design, and the decisions that the Board made in fiscal 2021 with respect to our Named Executive Officers (as defined below). When determining the compensation arrangements for the Named Executive Officers, our Board of Directors acting as the Compensation Committee considers the objectives of: (i) retaining an executive critical to our success and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and our shareholders; and (iv) rewarding performance, both on an individual basis and with respect to the business in general.

Benchmarking

We have a Compensation Committee for matters of management’s compensation. The Compensation Committee considers a variety of factors when designing and establishing, reviewing and making recommendations for executive compensation arrangements for all our executive officers. The Compensation Committee does not intend to position executive pay to reflect a single percentile within the industry for each executive. Rather, in determining the compensation level for each executive, the Compensation Committee will look at factors such as the relative complexity of the executive’s role within the organization, the executive’s performance and potential for future advancement and pay equity considerations.

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

Compensation Governance

The Compensation Committee conducts a yearly review of directors’ compensation having regard to various reports on current trends in directors’ compensation and compensation data for directors of reporting issuers of comparative our size. Director compensation is currently limited to the grant of stock options pursuant to the Stock Option Plan. It is anticipated that the Chief Executive Officer will review the compensation of our executive officers for the prior year and in comparison to industry standards via information disclosed publicly and obtained through copies of surveys. The Board expects that the Chief Executive Officer will make recommendations on compensation to the Compensation Committee. The Compensation Committee will review and make suggestions with respect to compensation proposals, and then makes a recommendation to the Board.

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

Summary Compensation Table

The following table sets forth all annual and long-term compensation for services in all capacities to our Company during the fiscal periods indicated in respect of the executive officers set out below (the “Named Executive Officers”):

	2021	2020	2019
	$	$	$
Wages	1,357,652	308,868	207,751
Share-based payments – capital stock	—	572,110	—
Share-based payments – stock options	6,414,038	259,410	—
	7,771,690	1,140,388	207,751

Executive Compensation Agreements

Alexandre Mongeon, Chief Executive Officer

On March 1, 2021, we entered an executive employment agreement with Alexandre Mongeon with a term commencing on March 1, 2021 and expiring on February 28, 2024 (the “Mongeon Agreement”). The Mongeon Agreement replaced our prior executive services agreement with Alexander Mongeon.

Pursuant to the terms and provisions of the Mongeon Agreement: (a) Mr. Mongeon is appointed as our Chief Executive Officer and will undertake and perform the duties and responsibilities normally and reasonably associated with such office; (b) we shall pay to Mr. Mongeon a gross annual net salary of CAD$400,000 (the “Annual Base Salary”); (c) provide Mr. Mongeon with employee benefits, if and when such benefits have been adopted by us, including group health insurance, accidental death and dismemberment insurance, travel accident insurance, group life insurance, short-term disability insurance, long-term disability insurance, drug coverage and dental coverage (the “Group Benefits”); (d) Mr. Mongeon is eligible to receive a discretionary bonus of between 50% and 100% of his Annual Base Salary; and (e) Mr. Mongeon will be entitled to four weeks’ paid annual vacation per calendar year.

We may terminate the employment of Mr. Mongeon under the Mongeon Agreement without any notice or any payment in lieu of notice for a serious reason. Mr. Mongeon may terminate his employment under the Mongeon Agreement for any reason by providing not less than 60 calendar days’ notice in writing to us, provided, however, that we may waive or abridge any notice period specified in such notice in our sole and absolute discretion.

The employment of Mr. Mongeon will terminate upon the death of Mr. Mongeon. Upon the death of Mr. Mongeon during the continuance of the Mongeon Agreement, we will provide Mr. Mongeon’s estate with (a) payment of any unpaid portion of his Annual Base Salary through the date of his death, (b) payment of any fully vested but unpaid rights as required by the terms of any bonus or other incentive pay plan or any other employee benefit plan or program, (c) a pro-rata share of any discretionary annual bonus to which he otherwise would have been entitled for the fiscal year in which his death occurs at no less than the target bonus percentage, paid at the time discretionary annual bonuses are paid to our still-employed executives and (d) CAD$500 per month for twelve months to help defray costs of procuring health, dental or drug insurance coverage for health care.

If we elect to terminate the Mongeon Agreement without a serious reason, and provided that Mr. Mongeon is in compliance with the relevant terms and conditions of the Mongeon Agreement, we shall be obligated to provide a severance package to Mr. Mongeon as follows: (a) a cash payment equating to the Annual Base Salary to be paid over a period of twelve months, less any required statutory deductions, if any; (b) that pro-rata portion of any discretionary bonus to which Mr. Mongeon would have been entitled as determined in good faith; (c) payment of any unpaid portion of his Annual Base Salary through the effective date of termination; (d) reimbursement for any outstanding reasonable business expense he has incurred in performing his duties hereunder in accordance with the Mongeon Agreement; (e) continued insurance benefits to the extent required by law; (f) payment of any fully vested but unpaid rights as required by the terms of any bonus or other incentive pay plan, or any other employee benefit plan or program and (g) CAD$500 per month for twelve months to help defray costs of procuring health, dental or drug insurance coverage for health care.

Patrick Bobby, Head of Performance & Special Projects

On March 1, 2021, we entered an executive employment agreement with Patrick Bobby with a term commencing on March 1, 2021 and expiring on February 28, 2024 (the “Bobby Agreement”). The Bobby Agreement replaced our prior executive services agreement with Patrick Bobby.

Pursuant to the terms and provisions of the Bobby Agreement: (a) Mr. Bobby is appointed as our Chief Operating Officer and will undertake and perform the duties and responsibilities normally and reasonably associated with such office; (b) we shall pay to Mr. Bobby a gross annual net salary of CAD$400,000 (the “Annual Base Salary”); (c) provide Mr. Bobby with employee benefits, if and when such benefits have been adopted by us, including group health insurance, accidental death and dismemberment insurance, travel accident insurance, group life insurance, short-term disability insurance, long-term disability insurance, drug coverage and dental coverage (the “Group Benefits”); (d) Mr. Bobby is eligible to receive a discretionary bonus of between 50% and 100% of his Annual Base Salary; and (e) Mr. Bobby will be entitled to four weeks’ paid annual vacation per calendar year.

We may terminate the employment of Mr. Bobby under the Bobby Agreement without any notice or any payment in lieu of notice for a serious reason. Mr. Bobby may terminate his employment under the Bobby Agreement for any reason by providing not less than 60 calendar days’ notice in writing to us, provided, however, that we may waive or abridge any notice period specified in such notice in our sole and absolute discretion.

The employment of Mr. Bobby will terminate upon the death of Mr. Bobby. Upon the death of Mr. Bobby during the continuance of the Bobby Agreement, we will provide Mr. Bobby’s estate with (a) payment of any unpaid portion of his Annual Base Salary through the date of his death, (b) payment of any fully vested but unpaid rights as required by the terms of any bonus or other incentive pay plan or any other employee benefit plan or program, (c) a pro-rata share of any discretionary annual bonus to which he otherwise would have been entitled for the fiscal year in which his death occurs at no less than the target bonus percentage, paid at the time discretionary annual bonuses are paid to our still-employed executives and (d)  CAD$500 per month for twelve months to help defray costs of procuring health, dental or drug insurance coverage for health care.

If we elect to terminate the Bobby Agreement without a serious reason, and provided that Mr. Bobby is in compliance with the relevant terms and conditions of the Bobby Agreement, we shall be obligated to provide a severance package to Mr. Bobby as follows: (a) a cash payment equating to the Annual Base Salary to be paid over a period of twelve months, less any required statutory deductions, if any; (b) that pro-rata portion of any discretionary bonus to which Mr. Bobby would have been entitled as determined in good faith; (c) payment of any unpaid portion of his Annual Base Salary through the effective date of termination; (d) reimbursement for any outstanding reasonable business expense he has incurred in performing his duties hereunder in accordance with the Bobby Agreement; (e) continued insurance benefits to the extent required by law; (f) payment of any fully vested but unpaid rights as required by the terms of any bonus or other incentive pay plan, or any other employee benefit plan or program and (g) CAD$500 per month for twelve months to help defray costs of procuring health, dental or drug insurance coverage for health care.

As of December 14, 2021, Mr. Bobby will no longer be our Chief Operating Officer but instead became our Head of Performance and Special Projects. Our agreement with him for his executive services remains otherwise unchanged.

Xavier Montagne, Chief Technology Officer and Chief Operating Officer

On February 23, 2021, we entered into an employment agreement with Xavier Montagne with a term commencing on April 1, 2021 (the “Montagne Agreement”).

Pursuant to the terms and provisions of the Montagne Agreement: (a) Mr. Montagne is appointed as our Chief Technology Officer and will undertake and perform the duties and responsibilities normally and reasonably associated with such office; (b) we shall pay to Mr. Montagne a gross annual base salary of CAD$215,000; (c) we shall provide Mr. Montagne with employee benefits, if and when such benefits have been adopted by us, including group health insurance, group life insurance, disability insurance, and dental coverage; and (d) Mr. Montagne will be entitled to four weeks’ paid annual vacation per reference period of May 1st to April 30th. Furthermore, we granted to Mr. Montagne an equity award of 100,000 Options under the Stock Option Plan.

We may terminate the employment of Mr. Montagne under the Montagne Agreement for a serious reason upon written notice. Mr. Montagne may terminate his employment under the Montagne Agreement for any reason by providing not less than two (2) weeks’ notice in writing to us.

The employment of Mr. Montagne will terminate upon the death of Mr. Montagne. Upon the death of Mr. Montagne during the continuance of the Montagne Agreement, we will not be obligated to provide any payment to Mr. Montagne’s estate.

If we elect to terminate the Montagne Agreement without a serious reason, we shall be obligated to provide Mr. Montagne with the period of notice or the payment of such amounts in lieu of notice as may be required by applicable law.

On December 14, 2021, Mr. Montagne also became our Chief Operating Officer, and as a result we have increased his annual base salary to $250,000.

Kulwant Sandher, Chief Financial Officer

On March 1, 2021, we entered an executive employment agreement with Kulwant Sandher with a term commencing on March 1, 2021 and expiring on February 28, 2024 (the “Sandher Agreement”). The Sandher Agreement replaced our prior executive services agreement with Kulwant Sandher.

Pursuant to the terms and provisions of the Sandher Agreement: (a) Mr. Sandher is appointed as our Chief Financial Officer and will undertake and perform the duties and responsibilities normally and reasonably associated with such office; (b) we shall pay to Mr. Sandher a gross annual net salary of CAD$250,000 (the “Annual Base Salary”); (c) provide Mr. Sandher with employee benefits, if and when such benefits have been adopted by us, including group health insurance, accidental death and dismemberment insurance, travel accident insurance, group life insurance, short-term disability insurance, long-term disability insurance, drug coverage and dental coverage (the “Group Benefits”); (d) Mr. Sandher is eligible to receive a discretionary bonus of between 50% and 100% of his Annual Base Salary; and (e) Mr. Sandher will be entitled to four weeks’ paid annual vacation per calendar year.

We may terminate the employment of Mr. Sandher under the Sandher Agreement without any notice or any payment in lieu of notice for a serious reason. Mr. Sandher may terminate his employment under the Sandher Agreement for any reason by providing not less than 60 calendar days’ notice in writing to us, provided, however, that we may waive or abridge any notice period specified in such notice in our sole and absolute discretion.

The employment of Mr. Sandher will terminate upon the death of Mr. Sandher. Upon the death of Mr. Sandher during the continuance of the Sandher Agreement, we will provide Mr. Sandher’s estate with (a) payment of any unpaid portion of his Annual Base Salary through the date of his death, (b) payment of any fully vested but unpaid rights as required by the terms of any bonus or other incentive pay plan or any other employee benefit plan or program, (c) a pro-rata share of any discretionary annual bonus to which he otherwise would have been entitled for the fiscal year in which his death occurs at no less than the target bonus percentage, paid at the time discretionary annual bonuses are paid to our still-employed executives and (d)  CAD$500 per month for twelve months to help defray costs of procuring health, dental or drug insurance coverage for health care.

If we elect to terminate the Sandher Agreement without a serious reason, and provided that Mr. Sandher is in compliance with the relevant terms and conditions of the Sandher Agreement, we shall be obligated to provide a severance package to Mr. Sandher as follows: (a) a cash payment equating to the Annual Base Salary to be paid over a period of twelve months, less any required statutory deductions, if any; (b) that pro-rata portion of any discretionary bonus to which Mr. Sandher would have been entitled as determined in good faith; (c) payment of any unpaid portion of his Annual Base Salary through the effective date of termination; (d) reimbursement for any outstanding reasonable business expense he has incurred in performing his duties hereunder in accordance with the Sandher Agreement; (e) continued insurance benefits to the extent required by law; (f) payment of any fully vested but unpaid rights as required by the terms of any bonus or other incentive pay plan, or any other employee benefit plan or program and (g) CAD$500 per month for twelve months to help defray costs of procuring health, dental or drug insurance coverage for health care.

Stock Option Plans and Stock Options

The following table sets forth, as at December 21, 2021, the equity compensation plans pursuant to which our equity securities may be issued:

Number of
securities remaining
available
	Number of		for future
	securities to		issuance
	be issued	Weighted -	under equity
	upon exercise	average exercise	compensation
	of outstanding	price	plans (excluding
	options, warrants	of outstanding	Securities
	and	options, warrants	reflected in
	rights	and rights ($)	column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	—	$—	—
Equity compensation plans not approved by securityholders (1)	1,709,121	$9.92	55,831
Total	1,709,121	$9.92	55,831
(1)	Includes 440,000 options included in agreements with management entered into in November 2020 for options to be issued pursuant to the Stock Option Plan.

2020 Stock Option Plan

On January 20, 2020, our Board of Directors adopted our 2020 Stock Option Plan (as amended, the “Stock Option Plan”) under which an aggregate of 1,709,121 shares may be issued, subject to adjustment as described in the Stock Option Plan.

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

Unless accelerated in accordance with the Stock Option Plan, in the event an Option holder’s Continuous Service terminates (other than upon the Option holder’s death or Disability), the Option holder may exercise his or her Option (to the extent that the Option holder was entitled to exercise such Option as of the date of termination) but only within such period of time ending on the earlier of (a) the date thirty (30) days following the termination of the Option holder’s Continuous Service or (b) the expiration of the term of the Option as set forth in the Award Agreement; provided that, if we terminate Continuous Service for Cause, all outstanding Options (whether or not vested) shall immediately terminate and cease to be exercisable. If, after termination, the Option holder does not exercise his or her Option within the time specified in the Award Agreement, the Option shall terminate. In the event an Option holder’s Continuous Service terminates as a result of the Option holder’s death or disability, then the Option may be exercised (to the extent the Option holder was entitled to exercise such Option as of the date of death) by the Option holder’s estate, by a person who acquired the right to exercise the Option by bequest or inheritance or by a person designated to exercise the Option upon the Option holder’s death, but only within the period ending on the earlier of (a) the date 12 months following the date of death or (b) the expiration of the term of such Option as set forth in the Award Agreement. If, after the Option holder’s death, the Option is not exercised within the time specified herein or in the Award Agreement, the Option shall terminate.

For purposes of the Stock Option Plan, unless otherwise defined in the stock option agreement between us and the optionee, “disability” shall mean unless the applicable Award Agreement says otherwise, that the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment. The Compensation Committee shall determine whether an optionee has incurred a disability on the basis of medical evidence acceptable to the plan administrator. Upon making a determination of disability, the Compensation Committee shall, for purposes of the Stock Option Plan, determine the date of an optionee’s termination of employment or contractual relationship.

As of December 21, 2021, we have issued 1,709,121 stock options (or the right to acquire stock options) under the stock option plan:

●	306,756 of these options are exercisable at $3.70, all of which have vested;
●	162,162 of these options are exercisable at $2.775, all of which have vested;
●	52,703 of these options are exercisable at $3.70 and vest 25% after one year after their grant and monthly in 1/36ths thereafter;
●	440,000 of these options are exercisable at $16.29, all of which have vested;
●	170,000 of these options are exercisable at $15.75 and vest 25% after one year after their grant and in monthly in 1/36th thereafter;
●	20,000 of these options are exercisable at $15.75 and vest monthly if certain performance conditions are met;
●	500,000 of these options are exercisable at $8.98 and vest monthly in 1/12th increments;
●	7,500 of these options are exercisable at $9.25 all of which are vested; and
●	50,000 of these options are exercisable at $8.85 and vest monthly in 1/24th increments.

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

Outstanding Option-based Awards for Named Executive Officers and Directors

The following table reflects all option-based awards for each Named Executive Officer and director outstanding as at August 31, 2021. We do not have any other equity incentive plans other than our Stock Option Plan.

Option–based Awards
	Number of
	securities
Named	underlying
Executive	unexercised
Officer	options	Option exercise	Option expiration
or Director	(#)(1)	price ($)	date
Alexandre Mongeon, Chief Executive Officer	64,864	$3.70	May 27, 2025
Alexandre Mongeon, Chief Executive Officer	35,000	$16.29	November 24, 2030
Patrick Bobby, Head of Performance & Special Projects (2)	64,864	$3.70	May 27, 2025
Patrick Bobby, Head of Performance & Special Projects	35,000	$16.29	November 24, 2030
Kulwant Sandher, Chief Financial Officer	59,459	$3.70	May 27, 2025
Kulwant Sandher, Chief Financial Officer	35,000	$16.29	November 24, 2030
Xavier Montagne, Chief Technology Officer and Chief Operating Officer	100,000	$15.75	February 23, 2026
(1)	These options to purchase common shares were issued pursuant to our Stock Option Plan which is summarized in this Annual Report in the section entitled “Executive Compensation – Stock Option Plans and Stock Options – 2020 Stock Option Plan”. The options were granted on May 27, 2020 and vest in equal twelfths once a month for a year.
(2)	Mr. Bobby had been our Chief Operating Officer for all of our 2021 fiscal year and through until December 14, 2021, at which time he resigned from that role and became our Head of Head of Performance & Special Projects.

Incentive Plan Awards

The following table provides information concerning our incentive award plans with respect to each Named Executive Officer and directors during the fiscal year ended August 31, 2021.

	Option-based Awards –	Non-Equity Incentive
Named Executive Officer	Value Vested	Plan Compensation – Value
and Director	During the Year ($)(1)	Vested During the Year ($)(2)
Alexandre Mongeon, Chief Executive Officer	$509,872
Patrick Bobby, Chief Operating Officer(3)	$509,872
Kulwant Sandher, Chief Financial Officer	$480,978	62,500
Robert Ghetti, Director	$509,872	—
Luisa Ingargiola, Director	$510,562	—
Renaud Cloutier, Director	$510,562	—
Steven P. Barrenechea, Director	$510,562	—
Alan Gaines, Chairman	$850,937	—
(1)	Based on price per Common Share of US$5.26, being the closing price on December 20, 2021, and a U.S. dollar to Canadian dollar exchange rate of 1.2942 as reported by the Bank of Canada on December 20, 2021.

(2)	Represents amounts expected to be earned pursuant to the Company’s bonus plan based on 100% of target payout amounts. In most cases, actual payments will depend upon the achievement of performance goals and will be paid in cash in the year following the fiscal year in respect of which they are earned, but in the case of Kulwant Sandher, a portion of the bonus is paid automatically every quarter.
(3)	Mr. Bobby had been our Chief Operating Officer for all of our 2021 fiscal year and through until December 14, 2021, at which time he resigned from that role and became our Head of Performance & Special Projects.

Director Compensation for Fiscal 2021

We provide cash compensation to our independent directors of US$4,500 per month, and for each such independent director who serves as a chair of one of our Board committees, we provide additional cash compensation of US$2,500 per quarter. We do not compensate our directors that are not independent for their service directors, although compensate those directors in that fiscal year for services that they provide as officers.

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

Audit Committee

Our Audit Committee consists of Renaud Cloutier, Steve P. Barrenechea, Luisa Ingargiola and Alan Gaines and is chaired by Ms. Ingargiola. Each member of the Audit Committee satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meets the independence standards under Rule 10A-3 under the Exchange Act. Our Audit Committee Financial Expert is Luisa Ingargiola who qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Listing Rules of the Nasdaq Stock Market. The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The Audit Committee is responsible for, among other things:

●	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

●	reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K;
●	discussing the annual audited financial statements with management and our independent registered public accounting firm;
●	annually reviewing and reassessing the adequacy of our Audit Committee charter;
●	meeting separately and periodically with the management and our independent registered public accounting firm;
●	reporting regularly to the full board of directors;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposure; and
●	such other matters that are specifically delegated to our Audit Committee by our board of directors from time to time.

Compensation Committee

Our Compensation Committee consists of Steve P. Barrenechea, Luisa Ingargiola and Alan Gaines and is chaired by Mr. Barrenechea. Each of the Compensation Committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. Our Compensation Committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. No officer may be present at any committee meeting during which such officer’s compensation is deliberated upon. The Compensation Committee is responsible for, among other things:

●	reviewing and approving to the board with respect to the total compensation package for our most senior executive officers;
●	approving and overseeing the total compensation package for our executives other than the most senior executive officers;
●	reviewing and recommending to the board with respect to the compensation of our directors;
●	reviewing periodically and approving any long-term incentive compensation or equity plans;
●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and
●	programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating Committee

Our Nominating Committee consists of Renaud Cloutier, Steve P. Barrenechea and Alan Gaines and is chaired by Mr. Cloutier. Each member of the Audit Committee satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The Nominating Committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The Nominating Committee considers persons identified by its members, management, shareholders, investment bankers and others.

D. Employees

As of December 15, 2021, we employed a total of 21 people full-time and no one part-time. All of our employees were employed at our principal executive offices in Boisbriand, Quebec and at our rental operation in Newport, California. None of our employees are covered by a collective bargaining agreement.

The breakdown of full-time employees by main category of activity is as follows:

Number of
Full-Time
Activity	Employees
Administration	10
Manufacturing	11

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

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of our common shares as of December 21, 2021 by (a) each shareholder who is known to us to own beneficially 5% or more of our outstanding common shares; (b) all directors; (c) our executive officers, and (d) all executive officers and directors as a group. Except as otherwise indicated, all persons listed below have (i) sole voting power and investment power with respect to their common shares, except to the extent that authority is shared by spouses under applicable law, and (ii) record and beneficial ownership with respect to their common shares.

		Percentage of
	Common Shares	Common Shares
	Beneficially	Beneficially
Name	Owned (1)	Owned (2)
Directors and Executive Officers:

Alexandre Mongeon, Chief Executive Officer, Director (3)(4)	2,536,973	30.1%
Patrick Bobby, Head of Performance and Special Projects, Director (3)(5)	2,251,182	26.7%
Xavier Montagne, Chief Technology Officer and Chief Operating Officer	30,000	0.4%
Kulwant Sandher, Chief Financial Officer (6)	300,254	3.6%
Renaud Cloutier, Director (7)	100,000	1.2%
Steve P. Barrenechea, Director (7)	100,000	1.2%
Luisa Ingargiola, Director (7)	100,000	1.2%
Alan Gaines, Chairman (8)	500,000	5.7%

Directors and Executive Officers as a Group (Eight Persons)	3,777,904	40.1%

Other 5% or more Shareholders:
Michel Amyot (9)	563,832	6.8%
James Stafford	547,297	6.6%
Société De Placements Robert Ghetti Inc.	1,066,895	12.8%

(1)	Under Rule 13d–3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the number of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of common shares actually outstanding on December 21, 2021.
(2)	The percentage is calculated based on (i) 8,324,861 common shares that were outstanding as of December 21, 2021 and (ii) common shares deemed to be beneficially owned by such person or group if the person or group has the right to acquire the common shares within 60 days of the date as of which the information is provided.
(3)	Includes 2,140,506 shares held by 9134-0489 Quebec Inc. This entity is jointly owned by Alexandre Mongeon and Patrick Bobby who each have dispositive and voting control over it.
(4)	Includes 99,865 common shares underlying options that have vested or will vest within the next 60 days.
(5)	Includes 99,865 common shares underlying options that have vested or will vest within the next 60 days.
(6)	205,795 of these shares are held by KPAC Holding Ltd., an entity over which Kulwant Sandher has dispositive and voting control. Also includes common shares underlying 94,459 options that have vested or will vest within the next 60 days.
(7)	Includes 100,000 shares underlying options that have vested or will vest within the next 60 days.
(8)	Includes 500,000 shares underlying options that have vested or will vest within the next 60 days.
(9)	Includes (i) 536,805 shares held by Gestion Toyma Inc., an entity over which Michel Amyot has dispositive and voting control and (ii) 27,027 common shares underlying options that have vested or will vest within the next 60 days.

The information as to shares beneficially owned, not being within our knowledge, has been furnished by the officers and directors.

As at December 21, 2021, there were two holders of record of our common shares in the United States.

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

B. Related Party Transactions

In addition to employment and consulting agreements described elsewhere in this Annual Report, we have entered into the following transactions with our directors, officers, promoters and shareholders who beneficially own more than 10% of our common shares:

●	In June 2021, we acquired all of the outstanding equity of EBR, an entity that rents electric boats at the Lido Marina Village in Newport, California, for $5,546,039 in cash and $3,474,232 in the form of 284,495 common shares. Our Chief Executive Officer was an affiliate of EBR;
●	In February 2021, we acquired intellectual property from Mac Engineering, SASU for $1,035,070. At the time of the acquisition, Mac Engineering, SASU was not a related party, but immediately upon the acquisition the Chief Executive Officer and sole shareholder of Mac Engineering, SASU became our Chief Technology Officer and he subsequently became our Chief Operating Officer;

●	We paid rent to California Electric Boat Company Inc. for the use of our manufacturing space and offices. This space is in three adjacent units each under a separate lease with a related party. One lease is for approximately 3,600 square feet, has a monthly rent of approximately $5,100 and expires on June 30, 2024. The second lease is for approximately 8,210 square feet, has a monthly rent of approximately $11,600 and expires on May 31, 2022. The third lease is for approximately 2,800 square feet, has a monthly rent of approximately $4,000 and expires on June 30, 2026. We consider our office and manufacturing space sufficient to meet our current needs and our needs in our 2022 fiscal year;
●	We received advances from related parties. All of these advances to and from related parties were non-interest bearing and had no specified terms of repayment. Pursuant to the terms of subscription agreements with these related parties, we converted the debt due to them into common shares at US$10 per share, the per share price in our November 2020 initial public offering. We also converted amounts we owed to related parties as trade and other payables on the same terms. These amounts that we owed related parties were converted as follows:

	Amount	Common Shares
Related Party Debt (Current at Conversion):	of Debt	upon Conversion
Alexandre Mongeon	$141,972	11,006
Patrick Bobby	$139,472	10,812
Robert Ghetti	$64,750	5,019
Immobilier R. Ghetti Inc.	$16,487	1,278
Société de Placement Robert Ghetti Inc.	$279,376	21,657
Gestion Toyma	$151,500	11,744

Related Party Debt (Current at Conversion)
9335‑1427 Quebec Inc.	$129,932	10,072
Gestion Toyma Inc.	$24,394	Nil
Alexandre Mongeon	$14,201	1,101

●	At the end of the year, the amounts due to and from related parties are as follows:

	2021	2020
	$	$

Share subscription receivable
9335‑1427 Quebec Inc.	25,000	—
Alexandre Mongeon	14,200	—
	39,200	—

Current advances to related party
Alexandre Mongeon	185,407	—

Amounts due to related parties included in trade and other payable
Alexandre Mongeon	74,157	3,005
Patrick Bobby	11,092	2,414
Kulwant Sandher	7,054	—
Mac Engineering, SASU	29,957	—
	122,260	5,419

The following table summarizes our related party transactions for the years ended August 31:

	2021	2020	2019
	$	$	$

Revenues
Sales of boats
EB Rental, Ltd. [prior to June 3, 2021]	84,149	101,684	429,132
Patrick Bobby	—	11,000	—
Sale of parts and boat maintenance
Electric Boat Rental Ltd. [prior to June 3, 2021]	40,310	79,696	26,399

Other
EB Rental, Ltd. [prior to June 3, 2021]	—	2,500	—
7858078 Canada Inc. [prior to June 3, 2021]	—	6,074	5,000

Expenses
Cost of sales
EB Rental, Ltd. [prior to June 3, 2021]	11,444	16,865	—

Research and Development
9335‑1427 Quebec Inc.	75,020	—	—
Mac Engineering, SASU	176,500	—	—

Travel and entertainment
EB Rental, Ltd. [prior to June 3, 2021]	8,926	—	—

Advertising and promotion
EB Rental, Ltd. [prior to June 3, 2021]	11,245	—	—

Rent expense
California Electric Boat Company Inc.	—	—	143,376
EB Rental, Ltd. [prior to June 3, 2021]	—	65,934	—

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

The financial statements of the Company for the years ended August 31, 2021 and 2020 have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board, or IASB, and are included under Item 18 of this annual report. The financial statements for the year ended August 31, 2021, including related notes, are accompanied by the report of the Company’s independent registered public accounting firm, Ernst & Young LLP. The financial statements for the year ended August 31, 2020, including related notes, are accompanied by the report of the Company’s independent registered public accounting firm, BDO Canada LLP.

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

We have not experienced any significant changes since the date of the consolidated financial statements included with this Form 20-F except as disclosed in this Form 20-F.

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

Remuneration of Directors

Our directors are entitled to the remuneration for acting as directors as the directors may from time to time determine. Unless otherwise provided for in a unanimous shareholder’s agreement, the Board of Directors fixes, from time to time, by resolution, the remuneration of the directors. In addition, the board of directors, may, by resolution, grant special compensation to a director who performs a specific or additional mandate on behalf of the Corporation. Directors also have the right to be reimbursed for travel expenses and all reasonable costs and expenses incurred in the exercise of their duties.

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

Our By-laws provide that our directors may from time to time on behalf of our company, without shareholder approval:

●	Take out loans;
●	Issue, reissue, sell or mortgage its debt securities;
●	Give security for the performance of another person’s obligation;
●	Mortgage all or part of his property, present or future, in order to guarantee the performance of any obligation;
●	Fill vacancies in the directors or the auditor or to appoint additional directors;
●	Appoint the chairman of the Corporation and the chairman of the board of directors, the head of management, the head of operations or the head of finance, and fix their remuneration;
●	Authorize the issue of shares;
●	Approve the transfer of unpaid shares;
●	Declare dividends;
●	Acquire, in particular by purchase, redemption or exchange, shares issued by the Corporation;
●	Subdivide, redesign or convert shares;
●	Authorize the payment of a commission to a person who purchases shares or other securities in the Corporation, or who undertakes to buy or to have these shares or values purchased;
●	Approve the financial statements presented at annual meetings of shareholders;

●	Adopt the rules of procedure, modify or repeal them;
●	Authorize calls for payments;
●	Authorize the confiscation of shares;
●	Approve an amendment to the articles allowing the series division of a class of unissued shares and establish the designation, rights and restrictions;
●	Approve a simplified merger.

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

Rights, Preferences and Restrictions Attaching to Our Shares

Our Voting Common Shares, subject to the Business Corporations Act, are entitled to the following rights, privileges, restrictions and conditions attaching to our Voting Common Shares:

●	To vote at every shareholders’ meeting and receive a notice of meeting; each shareholder has one vote per share during the meeting;
●	Voting Common Shares carry the right to receive any dividend;
●	Voting Common Shares have the right to share the remainder of the assets in the event of the liquidation or dissolution of the Corporation.

Our Non-Voting Common Shares, subject to the Business Corporations Act, are entitled to the following rights, privileges, restrictions and conditions attaching to our Non-Voting Common Shares:

●	Non-Voting Common Shares do not carry the right to vote at shareholder meetings or to receive notice of such meetings;
●	Non-Voting Common Shares carry the right to receive any dividend;
●	Non-Voting Common Shares have the right to share the remainder of the assets in the event of the liquidation or dissolution of the Corporation.

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

C. Material Contracts

We have not entered into any material agreements other than in the ordinary course of business, as set out below and those described elsewhere in this Annual Report.

Share Purchase Agreement

On June 3, 2021, we entered into a Share Purchase Agreement with 7858078 Canada Inc., a corporation organized and existing under the laws of Canada, and all of its shareholders for the purchase of all of the outstanding shares of 7858078 Canada Inc., and as a result its wholly-owned subsidiary EBR. Our electric boat rental business in Newport, California is operated by EBR. We acquired this business for approximately $9,020,271, of which $5,546,039 was paid in cash and $3,474,232 of which was paid in the form of 284,495 common shares. At the time of the acquisition, our Chief Executive Officer owned one-third of the share capital of 7858078 Canada Inc. The share purchase agreement contained standard representations and warranties and indemnification provisions.

Indenture

On May 14, 2021, we purchased debentures in the principal amount of $3,400,000 from The Limestone Boat Company Limited. (“Limestone”) pursuant to an Indenture between Limestone and TSX Trust Company, as Trustee. The debentures mature on May 14, 2024. The debentures are unsecured and bear interest at the rate of 10% per annum. The Debentures are convertible into Limestone common shares at the price of $0.36 per share. At any time that the volume weighted average closing price of Limestone’s common shares on the TSX Venture Exchange, or any other exchange on which the common shares are listed, is equal to or higher than $0.50 per share for 20 consecutive trading days, Limestone may force the conversion of the Debentures at $0.36 per share with 30 days’ notice. We will be restricted selling any common shares into which the Debentures are converted pursuant to a statutory hold period in Canada of four months and one day.

Manufacturing and Supply Agreement

On October 21, 2021, we entered into a Manufacturing and Supply Agreement with Linamar Corporation (“Linamar”), a subsidiary of McLaren Engineering Group. For the term of the agreement, we have agreed that Linamar will be the exclusive manufacturer of certain goods. Although the agreement was entered into prior to finalizing the specifications and pricing and we agreed with Linamar to negotiate in good faith those outstanding points, we intend these goods to be our E-Motion electric powertrains.

Intellectual Property Acquisition Agreement

In February 2021, we acquired certain intellectual property from Mac Engineering, SASU. The intellectual property was related to the development of our electric powertrain, E-motion, and consists of know-how, trade secrets and software. We acquired the intellectual property for $1,035,070, which consisted of cash consideration of $461,134 and the issuance of 30,000 common shares at a price of approximately $19.13 per share. Xavier Montagne, our Chief Technology Officer and Chief Operating Officer, was the Chief Executive Officer of Mac Engineering at the time we entered into the agreement to acquire the intellectual property and he owned approximately 100% of the equity of Mac Engineering, SASU. Mr. Montagne’s employment with our company was a condition of the agreement to which we acquired the intellectual property.

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

F. Dividends and Paying Agents

Not Applicable.

G. Statements by Experts

Not Applicable.

H. Documents on Display

The documents concerning us which are referred to in this Annual Report may be inspected at our offices located at 730 Boulevard du Curé-Boivin, Boisbriand, Quebec, J7G 2A7, Canada. The documents referred to in this Annual Report that have been filed as exhibits to other filings with the SEC may be inspected and copied at the public reference facility maintained by the SEC at 100F. Street NW, Washington, D.C. 20549. In addition, the SEC maintains a website at www.sec.gov that contains copies of documents that we have filed with the SEC using its EDGAR system.

I. Subsidiary Information

We have two subsidiaries, 7858078 Canada Inc, and EB Rental, Ltd., both of which are wholly-owned.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed in varying degrees to a variety of financial instrument related risks. Our Board approves and monitors the risk management processes, inclusive of controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to us. We have a strict code of credit, including obtaining instalment payments, obtaining agency credit information and setting appropriate credit limits. The maximum exposure to credit risk at the reporting date, is the carrying amount of financial assets. We do not hold any collateral. Generally, trade receivables are written off when there is no reasonable expectation of recovery. Indicators of this include the failure for a debtor to engage in a repayment plan, no active enforcement activity and a failure to make contractual payments. Credit risk related with the debentures is reflected in the fair value of the instrument. Interest receivable on the debentures is included in trade and other receivables.

Liquidity risk

Liquidity risk is the risk that we will encounter difficulty in meeting our financial obligations as they fall due. We are exposed to liquidity risk primarily from our trade and other financial liabilities and long-term debt. We believe that our recurring financial resources are adequate to cover all our expenditures.

	Contractual	Less than		Greater than
	cash flows	one year	1‑5 years	5 years
	$	$	$	$
August 31, 2021
Trade and other payables	848,054	848,054	—	—
Other financial liabilities	237,444	237,444	—	—
Long-term debt	64,115	10,179	53,936	—
	1,149,613	1,095,677	53,936	—
August 31, 2020
Bank indebtedness	170,000	170,000	—	—
Trade and other payables	639,837	639,837	—	—

Long-term debt	411,737	57,249	281,704	72,784
	1,221,574	867,086	281,704	72,784

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

Foreign exchange risk

Foreign exchange risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. We have certain financial assets and liabilities denominated in United States dollars. The Canadian dollar equivalent carrying amounts of these assets and liabilities are as follows:

	2021	2020
	$	$
Cash	11,219,143	88,952
Trade and other payables	294,637	42,201

Sensitivity

A reasonably possible 1% strengthening (weakening) of the U.S. dollar against the Canadian Dollar at the reporting date would have increased (decreased) net income (loss) and other comprehensive income by the amounts shown below. This analysis assumes that all other variables remain constant.

	Net income (loss)		Other comprehensive income
	+5%	-5%	+5%	-5%
	$	$	$	$

August 31, 2021	549,000	(549,000)	490,000	(490,000)

Fair value measurement and hierarchy

The fair value measurement of our financial and non-financial assets and liabilities utilizes market observable inputs and data as far as possible. Inputs used in determining fair value measurements are categorized into different levels based on how observable the inputs used in the valuation technique utilized are (the ‘fair value hierarchy’):

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

Classified as Level 2, the fair value of debentures is estimated using the partial differential equation model to value convertible debentures that include a call feature. Key assumptions used in the model include volatility, which is based on actual trading data, difference in volatility since initial issuance of the instrument and similar instruments on the market, and credit spread, which is based on corporate bond yield spreads in the market and credit spread data for similar public companies. The model includes a fair value adjustment based on an initial calibration exercise.

Below is a sensitivity analysis based on variations in the key assumptions used in the model. The table presents the fair value of the debentures would have been had the key assumptions varied as indicated:

	Volatility		Credit spread
	+5%	‑5%	+2%	‑2%
	$	$	$	$

Fair value of debentures	2,930,000	2,790,000	2,780,000	2,925,000

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

Use of Proceeds

On November 27, 2020, we completed an initial public offering of 2,760,000 Common Shares. The offering was registered with the US Securities and Exchange Commission on Form F-1 (File No. 333-239777). We received approximately US$24,940,000 in net proceeds from this offering. As of August 31, 2021, we had approximately $18,148,000 of proceeds remaining from the offering. The proceeds that we used from the offering were primarily used for the cash component of the consideration paid for the acquisition of 7858078 Canada Inc,, the purchase of debentures from The Limestone Boat Company Limited, research and development and general corporate purposes.

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

As required by Rule 13a-15 or 15d-15 under the Exchange Act, we have carried out an evaluation of the effectiveness of our Company’s disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F, being August 31, 2021. This evaluation was carried out by our Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as August 31, 2021 due to the material weakness in our internal control over financial reporting for complex and non-routine transactions, that we identified in our 2021 fiscal year and which is further discussed below. We cannot declare our disclosure controls and procedures to be effective until we can declare that our internal control over financial reporting is currently effective.

Management’s Annual Report On Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. The Exchange Act in Rule 13a-15(f ) and 15d-15(f ) defines this as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

●	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;
●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that may have a material effect on the financial statements.

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, our management assessed the effectiveness of our internal control over financial reporting as at August 31, 2021. In making this assessment, our management used the criteria, established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon this assessment, our management concluded that our internal control over financial reporting was not effective as at August 31, 2021. As a result of the year-end assessment process, we identified that we did not maintain effective processes and controls over the accounting for and reporting of complex and non-routine transactions. Specifically, we determined that there was a lack of sufficient accounting and finance personnel to perform in-depth analysis and review of complex accounting matters and non-routine transactions within the timeframes set by us for filing our consolidated financial statements. Because of this deficiency, we concluded there was a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis at August 31, 2021.

A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected.

To remediate the identified material weaknesses, management is in the process of designing and implementing revised controls and procedures which management believes will address the material weakness. These controls and procedures include establishing a more comprehensive schedule for management review and establishing additional review procedures over the accounting for complex and non-routine transactions.

Notwithstanding the material weakness, management has concluded that the Company’s audited consolidated financial statements as at and for the twelve-month periods ended August 31, 2021 present fairly, in all material respects, the Company’s financial position, results of operations, changes in equity and cash flows in accordance with IFRS.

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

Changes In Internal Control Over Financial Reporting

No changes were made to our internal controls over financial reporting that occurred during the quarter and fiscal year ended August 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

As disclosed above, as of the date hereof, our Audit Committee is comprised of Renaud Cloutier, Steve P. Barrenechea, Luisa Ingargiola and Alan Gaines, each of whom is independent under the listing standards regarding “independence” within the meaning of the Listing Rules of the Nasdaq Stock Market.

Our Board has determined that Louisa Ingargiola qualifies as an audit committee financial expert pursuant to Items 16A(b) and (c) of Form 20-F.

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics which we have filed as an exhibit to amendment number 2 to our registration statement on Form F-1 on September 22, 2020.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

We have appointed Ernst & Young LLP as our independent registered public accounting firm. The following table sets forth information regarding the amount billed and accrued to us by Ernst & Young LLP for the fiscal year ended August 31, 2021 and 2020:

	Period Ended August 31
	2021	2020
Audit Fees:	190,780	$—
Audit Related Fees:	—	$—
Tax Fees:	—	$—
Total:	190,780	$—

BDO Canada LLP acted as our independent registered public accounting firm until August 2021. The following table sets forth information regarding the amount billed and accrued to us by BDO for the fiscal year ended August 31, 2021 and 2020:

	Period Ended August 31
	2021	2020
Audit Fees:	$66,250	$55,000
Audit Related Fees:	—	$139,655
Tax Fees:	—	—
Total:	$66,250	$194,655

Audit Fees

This category includes the aggregate fees billed by our independent auditor for the audit of our annual financial statements, reviews of interim financial statements that are provided in connection with statutory and regulatory filings or engagements.

Audit Related Fees

This category includes the aggregate fees billed in each of the last two fiscal years for assurance and related services by the independent auditors that are reasonably related to the performance of the audits or reviews of the interim financial statements and are not reported above under “Audit Fees,” and generally consist of fees for other engagements under professional auditing standards, accounting and reporting consultations.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On December 20, 2021, our Board of Directors authorized us to repurchase of up to 10% of our common shares, or 832,486 common shares, from time to time via open market purchases or in privately negotiated transactions.

We are constructing a formal plan by which we intend to make such repurchases, and, as a result, we have yet to make any repurchases of our common shares. We intend for repurchases in the open market under the plan to qualify for the safe harbor under Rule 10b-18 of the Exchange Act so that such repurchases do not qualify as an issuer tender offer. As such, for any repurchases made in the open market, such repurchases we will:

●	only use a single broker or dealer per day to bid for or purchase our common shares;
●	restrict the periods during which we may bid for or purchase our common shares;
●	specify the highest price we may bid or pay for our common shares; and
●	limit the amount of common stock an issuer may repurchase in the market in a single day.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On August 13, 2021, we dismissed our independent registered public accounting firm, BDO Canada LLP. The reports of BDO Canada LLP on our financial statements for the fiscal years ended August 31, 2020 and 2019 and the related statements of operations and comprehensive income (loss), changes in stockholders’ equity (deficit), and cash flows for the fiscal years ended August 31, 2020, 2019 and 2018 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. The decision to change the independent registered public accounting firm was recommended and approved by our board of directors.

During our fiscals year ended August 31, 2019 and 2020 and through August 13, 2021, the date of dismissal, (a) there were no disagreements with BDO Canada LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of BDO Canada LLP, would have caused it to make reference thereto in its reports on the financial statements for such years and (b) there were no “reportable events” that would be required to be described under Item 16F(a)(1)(v) of Form 20-F in connection with our annual report on Form 20-F, except that, in connection with the preparation of our financial statements as of August 31, 2020 management identified a material weakness in our internal controls as described in Item 15(b) of the Company’s Annual Report on Form 20-F for the year ended August 31, 2020. This material weakness has not been remediated as of August 13, 2021.

On August 13, 2021, our board of directors approved the dismissal of BDO Canada LLP and appointment of Ernst & Young LLP as our new independent registered public accounting firm to audit and review our financial statements. During the two most recent fiscal years ended August 31, 2020 and 2019 and any subsequent interim periods through the date hereof prior to the engagement of Ernst & Young LLP, neither we, nor someone on our behalf, has consulted Ernst & Young LLP regarding:

(i)	either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our consolidated financial statements, and either a written report was provided to us or oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or
(ii)	any matter that was either the subject of a disagreement as defined in paragraph 304(a)(1)(iv) of Regulation S-K or a reportable event as described in paragraph 304(a)(1)(v) of Regulation S-K.

ITEM 16G. CORPORATE GOVERNANCE.

Not Applicable

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

Our financial statements were prepared in accordance with IFRS, as issued by the IASB, and are presented in Canadian dollars.

Financial statements filed as part of this Annual Report:

Vision Marine Technologies Inc.

Consolidated financial statements

August 31, 2021 and 2020

Report of independent registered public accounting firm

To the Shareholders and the Board of Directors of

Vision Marine Technologies Inc.

Opinion on the financial statements

We have audited the accompanying consolidated statement of financial position of Vision Marine Technologies Inc. [the “Company”] as of August 31, 2021, the related consolidated statements of comprehensive income (loss), changes in shareholders’ equity and cash flows for the year ended August 31, 2021, and the related notes collectively referred to as the “consolidated financial statements”. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at August 31, 2021, and the results of its operations and its cash flows for the year ended August 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) [“PCAOB”] and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2021.

Montréal, Canada

December 1, 2021

Tél./Tel: 514 931 0841 Téléc./Fax: 514 931 9491 www.bdo.ca	BDO Canada s.r.l./S.E.N.C.R.L./LLP 1000, rue De La Gauchetière O. Bureau 200 Montréal QC H3B 4W5 Canada

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Vision Marine Technologies Inc.

Boisbriand, Québec

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Vision Marine Technologies Inc. (the “Company”) as of August 31, 2020, the related statements of comprehensive (loss) income, changes in equity (deficiency), and cash flows for the years ended August 31, 2020 and 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at August 31, 2020, and the results of its operations and its cash flows for the years ended August 31, 2020 and 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

BDO Canada s.r.l./S.E.N.C.R.L., une société canadienne à responsabilité limitée/société en nom collectif à responsibilité limitée, est membre de BDO International Limited, société de droit anglais, et fait partie du réseau international de sociétés membres indépendantes BDO.

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member fi rms.

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

Montréal, Québec

December 30, 2020

Vision Marine Technologies Inc.

Consolidated statement of financial position

As at August 31,

	2021	2020
	$	$
Assets
Current
Cash	18,147,821	1,296,756
Cash held in trust	—	65
Trade and other receivables [note 6]	319,740	79,027
Inventories [note 7]	1,976,084	491,527
Prepaid expenses	544,843	170,979
Grants and investment tax credits receivable	108,302	402,239
Share subscription receivable [note 17]	39,200	—
Advances to related parties [note 17]	185,407	—
Total current assets	21,321,397	2,440,593
Debentures [note 8]	2,850,000	—
Right-of-use assets [note 9]	2,905,199	652,967
Property and equipment [note 10]	1,414,509	538,065
Intangibles [note 11]	1,225,722	—
Deferred income taxes [note 21]	17,547	—
Goodwill [note 5]	9,033,638	—
Other financial assets	33,280	—
Total assets	38,801,292	3,631,625

Liabilities and shareholders’ equity (deficit)
Current
Bank indebtedness [note 12]	—	170,000
Trade and other payables [notes 13 & 17]	848,054	639,837
Income tax payable	138,308	—
Contract liabilities [note 14]	898,713	20,443
Advances from related parties [note 17]	—	898,489
Current portion of lease liabilities [note 15]	562,136	120,815
Current portion of long-term debt [note 16]	10,179	57,249
Other financial liabilities	237,444	—
Total current liabilities	2,694,834	1,906,833
Lease liabilities [note 15]	2,404,680	552,173
Long-term debt [note 16]	53,936	354,488
Deferred income taxes [note 21]	122,655	26,216
Total liabilities	5,276,105	2,839,710

Shareholders’ equity
Capital stock [note 18]	42,834,982	2,497,813
Contributed surplus [note 19]	7,861,405	739,961
Accumulated other comprehensive income	388,566	—
Deficit	(17,559,766)	(2,445,859)
Total shareholders’ equity	33,525,187	791,915
	38,801,292	3,631,625

See accompanying notes

Vision Marine Technologies Inc.

Consolidated statement of changes in equity (deficit)

Year ended August 31,

						Accumulated
			Capital			other
			stock to be	Contributed		comprehensive
	Capital stock		issued	surplus	Deficit	income	Total
	Units	$	$	$	$	$	$
Shareholders’ deficit as at August 31, 2018	3,743,491	600	—	—	(403,393)	—	(402,793)
Total comprehensive income	—	—	—	—	233,066	—	233,066
Repurchase of capital stock	(467,936)	(75)	—	—	—	—	(75)
Subscriptions to capital stock received in advance of issuance	—	—	37,500	—	—	—	37,500
Shareholders’ deficit as at August 31, 2019	3,275,555	525	37,500	—	(170,327)	—	(132,302)
Total comprehensive loss	—	—	—	—	(2,275,532)	—	(2,275,532)
Share issuance, net of transactions costs of $320,230	1,309,446	2,497,288	(37,500)	—	—	—	2,459,788
Share-based compensation	—	—	—	739,961	—	—	739,961
Shareholders’ equity as at August 31, 2020	4,585,001	2,497,813	—	739,961	(2,445,859)	—	791,915
Total comprehensive loss	—	—	—	—	(15,113,907)	388,566	(14,725,341)
Share issuance, net of transactions costs of nil [note 18]	595,715	2,231,999	—	—	—	—	2,231,999
Initial Public Offering, net of transactions costs of $3,328,687 [note 18]	2,760,000	33,158,513	—	—	—	—	33,158,513
Conversion of related party loans into shares [notes 17 & 18]	69,650	898,489	—	—	—	—	898,489
Shares issued as consideration for the acquisition of intangible assets [notes 11 & 18]	30,000	573,936	—	—	—	—	573,936
Shares issued as consideration in a business combination [notes 5 & 18]	284,495	3,474,232	—	—	—	—	3,474,232
Share-based compensation [note 19]	—	—	—	7,121,444	—	—	7,121,444
Shareholders’ equity as at August 31, 2021	8,324,861	42,834,982	—	7,861,405	(17,559,766)	388,566	33,525,187

See accompanying notes

Vision Marine Technologies Inc.

Consolidated statement of comprehensive income (loss)

Year ended August 31,

	2021	2020	2019
	$	$	$
Revenues [note 20]	3,513,788	2,417,173	2,869,377
Cost of sales [note 7]	1,909,606	1,812,783	1,584,013
Gross profit	1,604,182	604,390	1,285,364

Expenses
Research and development	1,489,953	—	—
Office salaries and benefits	1,754,613	315,138	372,961
Rent	37,171	39,500	204,596
Share-based compensation [note 19]	7,121,444	1,312,071	—
Professional fees	1,633,477	671,788	111,653
Travel and entertainment	158,549	41,382	30,199
Advertising and promotion	927,508	238,389	157,276
Office and general	1,130,296	114,508	69,737
Impairment of trade and other receivables (reversal) [note 6]	—	(458)	3,729
Interest and bank charges	35,419	37,092	18,788
Interest on long-term debt and leases	87,681	70,013	15,669
Foreign exchange loss	1,583,292	1,295	1,790
Loss on debentures [note 8]	550,000	—	—
Other income	(153,749)	(10,000)	—
Other expenses	71,990	—	—
Depreciation	184,855	27,895	1,513
	16,612,499	2,858,613	987,911

Income (loss) before tax	(15,008,317)	(2,254,223)	297,453
Income taxes
Current tax expense [note 21]	131,403	—	38,586
Deferred tax expense (recovery) [note 21]	(25,813)	21,309	25,801
	105,590	21,309	64,387
Net income (loss) for the year	(15,113,907)	(2,275,532)	233,066

Items of comprehensive income that will be subsequently reclassified to earnings:
Foreign currency translation differences for foreign operations, net of tax	388,566	—	—
Other comprehensive income, net of tax	388,566	—	—
Total comprehensive income (loss) for the year, net of tax	(14,725,341)	(2,275,532)	233,066

Weighted average shares outstanding	7,412,899	4,179,017	3,730,611
Basic and diluted earnings (loss) per share	(2.04)	(0.56)	0.06

See accompanying notes

Vision Marine Technologies Inc.

Consolidated statement of cash flows

Year ended August 31,

	2021	2020	2019
	$	$	$
Operating activities
Net income (loss)	(15,113,907)	(2,275,532)	233,066
Depreciation	417,050	170,182	35,109
Accretion on long-term debt and lease liability	70,379	5,905	5,143
Share-based compensation – capital stock	—	572,110	—
Share-based compensation – options	7,121,444	739,961	—
Shares issued for services	109,069	26,533	—
Loss on debentures	550,000	—	—
Government grant	—	(3,666)	—
Income tax expense	105,590	21,310	25,801
Income tax received	13,415	—	—
Non-cash lease	—	19,137	—
Gain on lease termination	(7,230)	—	—
Effect of exchange rate fluctuation	(6,542)	—	—
	(6,740,732)	(724,060)	299,119
Net change in non-cash working capital items
Trade and other receivables	(232,715)	22,757	(42,536)
Inventories	(1,471,693)	327,284	112,895
Grants and investment tax credits receivable	293,937	(2,160)	118,881
Other financial assets	(25,595)	—	—
Prepaid expenses	(552,196)	(162,384)	(8,595)
Trade and other payables	96,615	263,534	(96,134)
Contract liabilities	396,097	(159,629)	(495,998)
Other financial liabilities	(15,156)	—	—
Cash used in operating activities	(8,251,438)	(434,658)	(112,368)

Investing activities
Subscription to debentures [note 8]	(3,400,000)	—	—
Business acquisition, net of cash acquired [note 5]	(5,029,416)	—	—
Additions to property and equipment	(544,354)	(77,966)	(175,952)
Proceeds from the disposal of property and equipment	34,101	—	—
Additions to intangible assets	(528,726)	—	—
Repayment from (advances to) related parties	—	40,310	(1,600)
Term deposit	—	—	68,368
Cash used in investing activities	(9,468,395)	(37,656)	(109,184)

Financing activities
Change in bank indebtedness	(170,000)	(113,813)	195,876
Increase in long-term debt	—	280,000	84,818
Repayment of long-term debt	(419,090)	(13,992)	(60,000)
Advances to (repayments from) related parties	—	(151,575)	4,050
Subscriptions to capital stock received in advance of issuance	—	(37,500)	37,500
Initial public offering, net of transaction costs paid [note 18]	33,430,239	—	—
Issuance of shares [note 18]	2,025,000	1,982,075	—
Transaction costs on issuance of shares	—	(83,430)	—
Repayment of lease liabilities	(295,316)	(130,130)	—
Repayment of obligations under finance leases	—	—	(3,117)
Repurchase of capital stock	—	—	(75)
Cash provided by financing activities	34,570,833	1,731,635	259,052

Vision Marine Technologies Inc.

Consolidated statement of cash flows

Year ended August 31,

Net increase in cash and cash equivalents during the year	16,851,000	1,259,321	37,500
Cash and cash equivalents, beginning of year	1,296,821	37,500	—
Cash and cash equivalents, end of year	18,147,821	1,296,821	37,500

Cash and cash equivalents consist of:
Cash	18,147,821	1,296,756	—
Cash held in trust	—	65	37,500
	18,147,821	1,296,821	37,500

See accompanying notes

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2021

1. Incorporation and nature of business

Vision Marine Technologies Inc. [the “Company”] was incorporated on August 29, 2012 and its principal business is to manufacture and sell or rent electric boats. On November 27, 2020, the Company completed its initial public offering of an aggregate of 2,760,000 Voting Common Shares of the Company at a price of U.S.$10.00 ($13.22) per share for gross proceeds of U.S.$27,600,000 ($36,487,200) [note 18]. The Voting Common Shares of the Company are listed under the trading symbol “VMAR” on Nasdaq.

The Company is incorporated in Canada and its head office and registered office is located at 730 Curé-Boivin boulevard, Boisbriand, Quebec, J7G 2A7.

Business seasonality

The Company’s operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of its reportable segments. This means the Company’s results in one quarter are not necessarily indicative of how the Company will perform in a future quarter.

Sale of electric boats

The sale of electric boats segment has a seasonal aspect to its operations. Most customers purchase their electric boats from the Company with the intention of utilizing them during the summer period which typically runs from early June to late August and corresponds to the Company’s fourth quarter of a financial year. As such, the revenues in this operating segment fluctuates based on the level of boat deliveries, with a high and a low in the fourth quarter and the first quarter, respectively.

Rental of electric boats

Revenue generated by the rental of electric boats segment also has a seasonal aspect to its operations. Boat rental as an activity is highly sought by customers when the weather is milder, which is typically the case during the period from May to August. A colder-than-expected or rainier summer in any given year could have an impact on the segment’s revenues and hence on its profitability. Revenue from the boat club memberships is not impacted by seasonality as the memberships are typically on an annual basis.

2. Basis of preparation

Compliance with IFRS

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards [“IFRS”], as issued by the International Accounting Standards Board [“IASB”] and interpretations issued by the International Financial Reporting Interpretations Committee [“IFRIC”] in effect on August 31, 2021.

The consolidated financial statements were authorized for issued by the Board of Directors on December 1, 2021.

Basis of measurement

These consolidated financial statements are presented in Canadian dollars and were prepared on a historical cost basis.

Basis of consolidation

The consolidated financial statements include the accounts of the Company, and the subsidiaries that it controls. Control exists when the Company has the power over the subsidiary, when it is exposed or has rights to variable returns from its involvement with the subsidiary and when it has the ability to use its power to affect its returns. Subsidiaries that the Company controls are consolidated from the effective date of acquisition up to the effective date of disposal or loss of control.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2021

Details of the Company’s significant subsidiaries at the end of the reporting period are set out below.

		Country of
		incorporation and	Proportion of ownership
Name of subsidiary	Principal activity	operation	held by the Company
7858078 Canada Inc.	Owns an electric boat rental center	Canada	100%
Electric Boat Rental Ltd.	Operates an electric boat rental center	United States	100%

Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates. Areas where estimates are significant to the consolidated financial statements are disclosed in note 4.

3. Significant accounting policies

Business combination

Business combinations are accounted for using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Company. In determining whether a particular set of activities and assets is a business, the Company assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

The Company has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

The consideration transferred in the acquisition is measured at fair value at the acquisition date, as are the identifiable net assets acquired. The Company assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. Subsequent adjustments to the fair values of identifiable net assets acquired are adjusted against the consideration transferred when they qualify as measurement period adjustments. Transaction costs are expensed as incurred.

Cash and cash equivalents

Cash and cash equivalents include cash in hand, cash held in trust, deposits held at call with banks, other short term highly liquid investments with original maturities of three months or less, and – for the purpose of the statement of cash flows – bank overdrafts. Bank overdrafts are shown within bank indebtedness in current liabilities on the consolidated statement of financial position.

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

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2021

Inventories

Inventories are stated at the lower of cost and net realizable value. Raw materials are valued on a first-in first-out basis. Cost of work in progress and finished goods comprises direct materials and delivery costs, direct labour, import duties and other taxes, and appropriate proportion of variable and fixed overhead expenditure based on normal operating capacity. Cost of purchased inventory are determined after deducted rebates and discounts received or receivable.

Net realizable value is the estimated selling price in the ordinary course of business less estimated costs of completion and the estimated costs necessary to make the sale.

Grants and investment tax credits

Government grants are recognized where there is reasonable assurance that the grant will be received, and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. Where retention of a government grant is dependent on the Company satisfying certain criteria, it is initially recognized as deferred income. When the criteria for retention have been satisfied, the deferred income balance is released to the statement of consolidated comprehensive income (loss) or netted against the asset purchased.

During the year ended August 31, 2021, the Company recognized grants and investment tax credits amounting to $1,104,199 [2020 – $491,704; 2019 – $394,715], of which $896,964 is presented against research and development expenses [2020 – $445,776; 2019 – $394,715], $79,660 against cost of sales [2020 – Nil; 2019 – Nil] and $41,987 as a reduction of property and equipment and intangible asset. Office salaries and benefits and advertising and promotion are presented net of $85,588 [2020 – $45,928; 2019 – Nil] of grants.

Leases

Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease [i.e., the date the underlying asset is available for use]. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term ranging from two to six years. Right-of-use assets are subject to impairment.

Lease liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments [including in-substance fixed payments] less any lease incentives receivable and variable lease payments that depend on an index or a rate. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs. In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. Interest accretion is recorded as interest expense in finance costs. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2021

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option. It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value [i.e., below $5,000]. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term. For the year-ended August 31, 2021, the expense for leases of low-value assets is insignificant.

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

Asset type	Methods	Rates
Computer equipment	Declining balance method	55%
Machinery and equipment	Declining balance method	20%
Rolling stock	Declining balance method	30%
Leasehold improvements	Straight-line method	Over the term of the lease
Boat rental fleet	Straight-line method	15 years
Moulds	Straight-line method	25 years

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

Intangible assets and goodwill

Expenditure on research activities is recognized in net earnings as incurred.

Development expenditure is capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognized in net earnings as incurred. The Company has not capitalized any development costs. When awarded with government grants and income tax credits, the Company recognizes the income either in net income (loss), netted with the related expenses, or as a reduction of the cost, when related with capitalized development expenditure.

Goodwill arising from business combinations is initially recognized when the fair value of the separately identifiable assets the Company acquired and liabilities the Company assumed is lower than the consideration paid [including the recognized amount of the non-controlling interest, if any]. If the fair value of the consideration transferred is lower than that of the separately identified assets and liabilities, the Company immediately recognize the difference as a gain in the consolidated statement of comprehensive income (loss).

Other intangible assets, including intellectual property, software, trade name, backlog and website that have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2021

Amortization is calculated over the cost of the asset less its residual value. Amortization is recognized in net earnings on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The estimated useful lives are as follows:

Asset type	Methods	Rates
Intellectual property	Straight-line method	10 years
Software	Straight-line method	7 years
Trade name	Straight-line method	5 years
Backlog	Straight-line method	3 years
Website	Straight-line method	5 years

Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

Impairment of non-financial assets

Non-financial assets other than goodwill

At the end of each reporting period, the Company reviews the carrying amounts of its non-financial assets, other than goodwill, to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount of the asset is estimated. Where it is not possible to estimate the recoverable amount of an individual asset, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets [the “cash-generating unit”, or “CGU”].

Recoverable amount is the greater of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. If the recoverable amount of an asset or CGU is lower than its carrying amount, the carrying amount is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statement of comprehensive income (loss).

Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised recoverable amount, to the extent that the carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized. A reversal of an impairment loss is recognized immediately in the consolidated statement of comprehensive income (loss).

Goodwill

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill is allocated to each of the Company’s CGU [or groups of CGUs] that is expected to benefit from the synergies of the combination. A CGU to which goodwill has been allocated is tested for impairment annually, or more frequently when there is indication that the CGU may be impaired. If the recoverable amount of the CGU is less than its carrying amount, the impairment loss is allocated first to reduce the goodwill allocated to the CGU and then, to reduce the carrying amounts of the other assets in the CGU on a pro-rata basis. Any impairment loss is recognized in the consolidated statement of comprehensive income (loss). An impairment loss recognized for goodwill is not reversed in subsequent periods.

Trade and other payables

These amounts represent liabilities for goods and services provided to the entity prior to the end of the financial year and which are unpaid. Due to their short-term nature they are measured at amortized cost and are not discounted. The amounts are unsecured and are usually paid within 30 days of recognition.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2021

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

Financial instruments

Classification and measurement of financial instruments

The Company measures its financial assets and financial liabilities at fair value on initial recognition, which is typically the transaction price unless a financial instrument contains a significant financing component. Subsequent measurement is dependent on the financial instrument’s classification which in the case of financial assets, is determined by the context of the Company’s business model and the contractual cash flow characteristics of the financial asset. Financial assets are classified into two categories: [1] measured at amortized cost and [2] fair value through profit and loss [“FVTPL”]. Financial liabilities are subsequently measured at amortized cost at the effective interest rate, other than financial liabilities that are measured at FVTPL or designated as FVTPL where any change in fair value resulting from an entity’s own credit risk is recorded as other comprehensive income [“OCI”].

Amortized cost

The Company classifies trade and other receivables, other financial assets, trade and other payables, other financial liabilities, long-term debt and advances to/from related parties as financial instruments measured at amortized cost. The contractual cash flows received from the financial assets are solely payments of principal and interest and are held within a business model whose objective is to collect the contractual cash flows.

Fair value through profit and loss

The Company classifies debentures as financial instruments measured at fair value through profit and loss since the contractual cash flows received from the financial asset are not solely payments of principal and interest.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2021

Impairment of financial assets

The Company recognizes a loss allowance for expected credit losses on financial assets measured at amortized cost. The measurement of the loss allowance depends upon the Company’s assessment at the end of each reporting period as to whether the financial instrument’s credit risk has increased significantly since initial recognition, based on reasonable and supportable information that is available, without undue cost or effort to obtain. Where there has not been a significant increase in exposure to credit risk, a 12-month expected credit loss allowance is estimated. The amount of expected credit loss recognized is measured on the basis of the probability weighted present value of anticipated cash shortfalls over the life of the instrument discounted at the original effective interest rate. Impairment provisions for current and non-current trade receivables are recognized based on the simplified approach within IFRS 9 using a provision matrix in the determination of the lifetime expected credit losses.

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

Revenue recognition

Revenue is recognized at an amount that reflects the consideration to which the Company is expected to be entitled in exchange for transferring goods or services to a customer. For each contract with a customer, the Company:

●	identifies the contract with the customer;
●	identifies the performance obligations in the contract;
●	determines the transaction price which takes into account estimates of variable consideration and the time value of money;
●	allocates the transaction price to separate performance obligations on the basis of relative stand-alone selling price of each distinct good or service to be delivered; and,
●	recognizes revenue when or as each performance obligation is satisfied in a manner that depicts the transfer to the customer of the goods or services promised.

The Company enters into contracts with customers, as well as distributor agreements with specific distributors for the sale of boats.

Sale of boats

Revenue from the sale of boats, including incidental shipping fees, is recognized at the point in time when the customer obtains control of the goods, which is generally at the shipping point. In the context of its distributor agreements, control is passed at the shipping point to the distributor as the Company has no further performance obligations at that point. The Company concluded that it is the principal in its revenue arrangements, because it typically controls the boats before transferring them to the customer. The amount of consideration the Company receives, and the revenue recognized varies with volume rebate programs offered to distributors. When the Company offers retrospective volume rebates, it estimates the expected volume rebates based on an analysis of historical experience, to the extent that it is highly probable that a significant reversal will not occur. The Company adjusts its estimate of revenue related to volume rebates at the earlier of when the most likely amount of consideration expected to be received changes or when the consideration becomes fixed.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2021

The Company recognizes customer deposits on the sale of boats as contract liabilities.

Boat rental and boat club membership revenue

Revenue from boat rentals is recognized at a point in time when the services are completed. Boat club membership revenue is recognized over time as the service is provided. These services are typically provided, and thus revenue is typically recognized, on a monthly basis.

The Company recognizes customer prepayments on boat rentals and boat club memberships as contract liabilities.

Sale of parts and boat maintenance

Revenue from the sale of parts and related maintenance services are recognized at the point in time when the customer obtains control of the parts and when services are completed.

Other

Other revenue is recognized when it is received or when the right to receive payment is established.

Contract liabilities

A contract liability is recognized if a payment is received, or a payment is due [whichever is earlier] from a customer before the Company transfers the related goods or services. Contract liabilities are recognized as revenue when the Company performs under the contract [i.e., transfers control of the related goods or services to the customer].

Share-based payments

The Company has a share option plan for key employees, consultants, advisors, officers and directors from which options to purchase common stock of the Company are issued. The Company also issues warrants to non-employees granting the right to purchase common stock of the Company at a determined exercise price. Share-based compensation costs are accounted for on a fair value basis, as measured at the grant date, using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. An individual is classified as an employee when the individual is an employee for legal or tax purposes or provides services similar to those performed by an employee. In situations where options or warrants have been issued to non-employees and some or all of the services received by the Company can be specifically identified, the options or warrants are measured at the fair value of the services received. If the services cannot be specifically identified, the options or warrants are measured at the fair value of the options issued.

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

Foreign currency translation

The Company’s consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency. The functional currencies of 7858078 Canada Inc. and Electric Boat Rental Ltd. are the Canadian dollar and the US dollar, respectively. The Company and its subsidiaries each determine their functional currency based on the currency of the primary economic environment in which they operate. Transactions denominated in a currency other than the functional currency of an entity are translated at the exchange rate in effect on the transaction date. The resulting exchange gains and losses are included in each entity’s net income (loss) in the period in which they arise.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2021

The Company’s foreign operations are translated to the Company’s presentation currency, for inclusion in the consolidated financial statements. Foreign-denominated monetary and non-monetary assets and liabilities of foreign operations are translated at exchange rates in effect at the end of the reporting period and revenue and expenses are translated at exchange rates in effect at the transaction date. The resulting translation gains and losses are included in other comprehensive income (loss) with the cumulative gain or loss reported in accumulated other comprehensive income (loss). On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is reclassified to profit or loss.

The exchange rates for the currencies used in the preparation of the consolidated financial statements were as follows:

			Average
			exchange
	Exchange rate as at		rate for
			90-day
			period
			ended
	August 31,	June 3,	August 31,
	2021	2021	2021
US dollar	1.2630	1.2103	1.2460

Taxes

Tax expense comprises current and deferred tax. Tax is recognized in net income (loss) except to the extent it relates to items recognized in other comprehensive income or directly in equity.

Current tax

Current tax expense is based on the results for the period as adjusted for items that are not taxable or not deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred tax

Deferred taxes are the taxes expected to be payable or recoverable on differences between the carrying amounts of assets in the statement of financial position and their corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences between the carrying amounts of assets and their corresponding tax bases. Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill or from the initial recognition [other than in a business combination] of other assets in a transaction that affects neither the taxable profit nor the accounting profit.

The Company offsets deferred tax assets and deferred tax liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

Earnings per share

Basic earnings per share is calculated by dividing the profit or loss attributable to equity holders of the Company by the weighted average number of common stock outstanding during the year.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2021

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

4. Significant accounting estimates and assumptions

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

Business acquisition fair value

The Company makes a number of estimates when determining the acquisition date fair values of consideration transferred, assets acquired, and liabilities assumed in a business acquisition. Fair values are estimated using valuation techniques based on discounted future cash flows. Future cash flows may be influenced by a number of assumptions such as forecasted revenues, royalty rate, selling prices, costs to operate, capital expenditures, growth rate and the discount rate.

On August 31, 2021, all of the Company’s goodwill is allocated to the boat rental operation CGU, which represents the lowest level within the Company at which the goodwill is monitored for internal management purposes. For the year ended August 31, 2021, there was no impairment of goodwill.

Financial instruments measured at fair value

In measuring financial instruments at fair value, the Company makes estimates and assumptions, including estimates and assumptions about interest rates, credit spreads and other market conditions.

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

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

In assessing the recoverability of deferred tax assets, the Company relies on the same forecast assumptions used elsewhere in the financial statements and in other management reports, which, among other things, reflect the potential impact of climate-related development on the business.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2021

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

5. Business combination

On June 3, 2021, the Company completed the acquisition of Electric Boat Rental Ltd. [“EBR”] by acquiring all the issued and outstanding shares of 7858078 Canada Inc. EBR operates an electric boat rental operation located in Newport beach, California, with a fleet of over 20 ships. All boats operated by EBR are supplied by the Company, which offers the Company the ability to showcase its products and provide brand awareness. Before the acquisition, the Company and EBR were related through common ownership.

EBR was acquired for cash consideration of U.S.$4,582,367 ($5,546,039), financed entirely by the Company’s available cash on hand, and equity consideration of $3,474,232 representing 284,495 shares at U.S.$10.09 [approximately $12.21] per share [note 18]. Of the cash consideration, an amount of $189,196 remains unpaid as at August 31, 2021 and is included in trade and other payables [note 13].

The acquisition gave rise to transaction costs of $13,170 which were expensed as incurred in the consolidated statements of comprehensive income (loss).

The investment was accounted for as a business combination and the results have been included in the consolidated statements of comprehensive income (loss) since the date of the acquisition. The revenues and net earnings included in the consolidated statements of comprehensive income (loss) are approximately $1,360,000 and $530,000 respectively for the 90-day period ended August 31, 2021.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2021

The following table reflects the recognized amounts of assets acquired and liabilities assumed, on a fair value basis, at the acquisition date:

June 3,
2021
$
Fair value at acquisition
Cash	516,623
Trade and other receivables	7,998
Income tax receivable	9,963
Inventories	12,864
Prepaids	34,687
Advances to related parties	177,671
Other financial assets	7,685
Right-of-use asset	1,651,746
Property and equipment	417,554
Intangible assets	184,000
Deferred tax asset	18,467
Goodwill	8,656,700
Trade and other payables	(111,602)
Income tax payable	(1,952)
Contract liabilities	(482,173)
Other financial liabilities	(242,060)
Long-term debt, including current portion	(66,204)
Lease liability, including current portion	(1,651,746)
Deferred tax liability	(119,950)
Net assets acquired	(9,020,271)

The Company measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition. The right-of-use assets were measured at an amount equal to the lease liabilities and adjusted to reflect the favorable terms of the lease relative to market terms, if any.

The fair value of the intangible assets, which consist in trade name, backlog and website, was calculated using a discounted cash flow approach. The fair value of property and equipment was established using a market value approach.

The goodwill related to the acquisition of EBR arises from the benefits of increasing our strategic position by expanding our market presence, expected synergies and integrating an assembled workforce that does not qualify for separate recognition. The goodwill is not deductible for tax purposes. The balance of goodwill is at $9,033,638 at August 31, 2021 [2020 – Nil], with the change since acquisition date due to foreign exchange translation.

6. Trade and other receivables

	2021	2020
	$	$
Trade receivables	27,388	—
Sales taxes receivable	166,749	72,249
Other receivables	125,603	6,778
	319,740	79,027

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2021

Trade receivable disclosed above include amounts that are past due at the end of the reporting period for which the Company has not recognized an allowance for expected credit losses because there has not been a significant change in credit quality and the amounts are still considered recoverable.

As at August 31, 2021, trade receivables of $27,388 [2020 – Nil] were past due but not impaired. They relate to customers with no default history. The aging analysis of these receivables is as follows:

	2021	2020
	$	$
0 – 30	—	—
31 – 60	2,008	—
61 – 90	25,380	—
91 and over	—	—
	27,388	—

Movements in the allowance for expected credit losses are as follows:

	2021	2020
	$	$
Opening balance	—	—
Recovery of bad debts	—	(458)
Reversal of trades and other receivables previously written-off	—	458
Closing balance	—	—

7. Inventories

	2021	2020
	$	$
Raw materials	1,549,125	422,784
Work-in-process	327,757	17,000
Finished goods	99,202	51,743
	1,976,084	491,527

For the year ended August 31, 2021, inventories recognized as an expense amounted to $1,909,606 [2020 – $1,812,783; 2019 – $1,584,013].

For the year ended August 31, 2021, cost of sales includes depreciation of $232,195 [2020 – $142,336; 2019 – $33,596].

8.  Debentures

On May 14, 2021, the Company subscribed for and purchased 3,400 senior unsecured subordinated convertible debentures of The Limestone Boat Company Limited [“Limestone”], a publicly traded company listed under the trading symbol "BOAT" on the TSX Venture Exchange [the "Debentures"], for an aggregate amount of $3,400,000.

The Debentures bear interest at a rate of 10% per annum, payable annually in arrears, and have a 36-month term [the “Term”]. The Debentures are convertible at any time at the option of the Company into common shares of Limestone [“Common Shares”] at a conversion price of $0.36 per Common Share [the “Conversion Price”]. If at any time following 120 days from the date of issuance of the Debentures [the “Closing Date“] and prior to the date that is 30 days prior to the end of the Term, the volume weighted average closing price of the Common Shares on the TSX Venture Exchange, or such other exchange on which the Common Shares may be listed, is equal to or higher than $0.50 per Common Share for 20 consecutive trading days, Limestone may notify the Company that the Debentures will be automatically converted into Common Shares at the Conversion Price 30 days following the date of such notice.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2021

The Debentures are carried at fair value through profit and loss and are considered as Level 2 financial instruments in the fair value hierarchy. For the period ended August 31, 2021, the Company recorded a loss of $550,000 in net income (loss) for change in the fair value of the Debentures.

9. Right-of-use assets

		Computer	Rolling	Boat rental
	Premises	equipment	stock	fleet	Total
	$	$	$	$	$
Cost
Balance at August 31, 2019	—	—	—	—	—
Impact of adoption of IFRS 16	737,066	11,333	12,271	—	760,670
Additions	—	—	26,428	—	26,428
Balance at August 31, 2020	737,066	11,333	38,699	—	787,098
Business acquisition [note 5]	1,281,308	3,646	39,924	326,868	1,651,746
Additions	672,731	—	179,736	—	852,467
Disposals	—	—	(57,475)	—	(57,475)
Transfer to intangible assets	—	(11,333)	—	—	(11,333)
Currency translation	55,013	—	1,652	—	56,665
Balance at August 31, 2021	2,746,118	3,646	202,536	326,868	3,279,168

Accumulated depreciation
Balance at August 31, 2019	—	—	—	—	—
Impact of adoption of IFRS 16	—	453	—	—	453
Depreciation	117,806	3,778	12,094	—	133,678
Balance at August 31, 2020	117,806	4,231	12,094	—	134,131
Depreciation	216,551	1,697	30,527	24,087	272,862
Disposal	—	—	(27,672)	—	(27,672)
Transfer to intangible assets	—	(5,352)	—	—	(5,352)
Balance at August 31, 2021	334,357	576	14,949	24,087	373,969

Net carrying amount
As at August 31, 2020	619,260	7,102	26,605	—	652,967
As at August 31, 2021	2,411,761	3,070	187,587	302,781	2,905,199

During the period ended August 31, 2021, the Company paid in full a lease liability related with a computer software that was previously included in the right-of-use assets. As a result, the Company transferred the asset to intangible assets at its net book value of $5,981 [note 11].

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2021

10. Property and equipment

	Machinery					Boat
	and	Rolling	Computer		Leasehold	rental
	equipment	stock	equipment	Moulds	improvements	fleet	Total
	$	$	$	$	$	$	$
Cost
Balance at August 31, 2019	187,850	25,675	16,764	472,529	—	—	702,818
Impact of adoption of IFRS 16	—	—	(11,333)	—	—	—	(11,333)
Additions	—	6,500	3,005	33,643	34,818	—	77,966
Balance at August 31, 2020	187,850	32,175	8,436	506,172	34,818	—	769,451
Business acquisition [note 5]	—	—	—	—	—	417,554	417,554
Additions	115,088	—	6,211	214,833	96,415	111,807	544,354
Disposals	—	—	—	(30,000)	—	(34,101)	(64,101)
Currency translation	—	—	—	—	—	18,057	18,057
Balance at August 31, 2021	302,938	32,175	14,647	691,005	131,233	495,260	1,667,258

Accumulated depreciation
Balance at August 31, 2019	138,233	17,230	3,192	36,680	—	—	195,335
Impact of adoption of IFRS 16	—	—	(453)	—	—	—	(453)
Depreciation	9,923	3,784	1,817	20,980	—	—	36,504
Balance at August 31, 2020	148,156	21,014	4,556	57,660	—	—	231,386
Depreciation	19,448	3,348	3,842	22,760	11,579	8,443	69,420
Disposal	—	—	—	(30,000)	—	—	(30,000)
Balance at August 31, 2021	167,604	24,362	8,398	50,420	11,579	8,443	270,806

Net carrying amount
As at August 31, 2020	39,694	11,161	3,880	448,512	34,818	—	538,065
As at August 31, 2021	135,334	7,813	6,249	640,585	119,654	486,817	1,414,509

As at August 31, 2021, moulds of $125,833 are not depreciated because they are not ready for use.

As at August 31, 2020, leasehold improvements of $34,818 are not depreciated because they are not ready for use.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2021

11. Intangible assets

	Intellectual		Trade
	property	Software	name	Backlog	Website	Total
	$	$	$	$	$	$
Cost
Balance at August 31, 2020	—	—	—	—	—	—
Business acquisition [note 5]	—	—	90,000	76,000	18,000	184,000
Transfer from Right-of-use assets [note 9]	—	5,981	—	—	—	5,981
Additions	1,035,070	67,592	—	—	—	1,102,662
Currency translation	—	—	3,856	3,220	771	7,847
Balance at August 31, 2021	1,035,070	73,573	93,856	79,220	18,771	1,300,490
Accumulated depreciation
Balance at August 31, 2020	—	—	—	—	—	—
Depreciation	55,581	7,107	4,633	6,520	927	74,768
Balance at August 31, 2021	55,581	7,107	4,633	6,520	927	74,768
Net carrying amount
As at August 31, 2020	—	—	—	—	—	—
As at August 31, 2021	979,489	66,466	89,223	72,700	17,844	1,225,722

On February 16, 2021, the Company acquired intellectual property in exchange for cash consideration of EUR 300,000 ($461,134) and the issuance of 30,000 shares of the Company [note 18] at a price of U.S.$15.07 [approximately $19.13] for total consideration of $1,035,070.

As at August 31, 2021, software of $42,677 are not depreciated because they are not ready for use.

12. Credit facility

The Company has an authorized line of credit of $250,000 and $100,000 letter of guarantee facility, renewable annually, bearing interest at prime rate plus 1%, secured by a first ranking movable hypothec of $750,000 on all present and future accounts receivable and inventory. As at August 31, 2021, the Company has drawn an amount of Nil [2020 – $170,000] on the line of credit.

13. Trade and other payables

	2021	2020
	$	$
Trade payable	560,870	590,495
Sales taxes payable	34,076	—
Government remittances	46,030	7,706
Salaries and vacation payable	207,078	41,636
	848,054	639,837

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2021

14. Contract liabilities

	2021	2020
	$	$
Opening balance	20,443	180,072
Business acquisition	482,173	—
Payments received in advance	1,199,958	516,820
Payments reimbursed	(37,842)	—
Transferred to revenues	(766,019)	(676,449)
Closing balance	898,713	20,443

15. Lease liabilities

	2021	2020
	$	$
Opening balance	672,988	—
Impact of adoption of IFRS 16	—	757,553
Business acquisition [note 5]	1,651,746	—
Additions	852,467	26,424
Repayment	(295,316)	(130,130)
Negative variable lease payments	—	(26,003)
Interest on lease liability	65,115	45,144
Lease termination	(37,033)	—
Currency translation	56,849	—
Closing balance	2,966,816	672,988
Current	562,136	120,815
Non-current	2,404,680	552,173
	2,966,816	672,988

Future undiscounted lease payments as at August 31, 2021 are as follows:

$
Less than one year	702,135
One to five years	2,496,870
Over five years	154,703
3,353,708

Included in rent expense is $50,186 of short-term lease expense [2020 – $65,934]. The lease liabilities have a weighted average interest rate of 5.2% [2020 – 5.4%].

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2021

16. Long-term debt

	2021	2020
	$	$
The government assistance loan is non-interest bearing until December 31, 2022 at which time the loan bears interest at 5% per annum. The loan must be repaid by December 31, 2025.	36,972	—

Term loan bearing interest at a rate of 5.80% per annum payable in monthly installments of $848 until April 2024.	27,143	—

The government assistance loan is non-interest bearing until December 31, 2022 at which time the loan bears interest at 5% per annum. The loan was fully repaid during the period ended August 31, 2021.	—	26,859

Loan from Canada Economic Development for Quebec Regions, non-interest bearing, repayable in monthly instalments of $1,667 starting July 2018. The loan was fully repaid during the period ended August 31, 2021.	—	52,385

Term loan, bearing interest at 6.24%, repayable in monthly instalments of $630, including principal and interest. The loan was fully repaid during the period ended August 31, 2021.	—	82,493

Term loan, bearing interest at prime plus 3.46%, repayable in monthly principal payments of $4,165. The loan was fully repaid during the period ended August 31, 2021.	—	250,000
	64,115	411,737
Current portion of long-term debt	10,179	57,249
	53,936	354,488

17. Related party transactions

Companies related through common ownership

Electric Boat Rental Ltd. [prior to June 3, 2021] [note 5]

7858078 Canada Inc. [prior to June 3, 2021] [note 5]

Key management personnel of the Company have control over the following entities

California Electric Boat Company Inc.

9335-1427 Quebec Inc.

Hurricane Corporate Services Ltd.

Mac Engineering, SASU – Since February 16, 2021

Ultimate founder shareholders and their individually controlled entities

Alexandre Mongeon

Patrick Bobby

Robert Ghetti

Immobilier R. Ghetti Inc.

Société de Placement Robert Ghetti Inc.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2021

Founder shareholders

Gestion Toyma Inc.

Entreprises Claude Beaulac Inc. [former shareholder]

Gestion Moka Inc. [former shareholder]

The following table summarizes the Company’s related party transactions for the year:

	2021	2020	2019
	$	$	$
Revenues
Sales of boats
Electric Boat Rental Ltd. [prior to June 3,2021]	84,149	101,684	429,132
Patrick Bobby	—	11,000	—
Sale of parts and boat maintenance
Electric Boat Rental Ltd. [prior to June 3,2021]	40,310	79,696	26,399

Other
Electric Boat Rental Ltd. [prior to June 3,2021]	—	2,500	—
7858078 Canada Inc. [prior to June 3,2021]	—	6,074	5,000

Expenses
Cost of sales
Electric Boat Rental Ltd. [prior to June 3,2021]	11,444	16,865	—

Research and Development
9335-1427 Quebec Inc.	75,020	—	—
Mac Engineering, SASU	176,500	—	—

Travel and entertainment
Electric Boat Rental Ltd. [prior to June 3,2021]	8,926	—	—

Advertising and promotion
Electric Boat Rental Ltd. [prior to June 3,2021]	11,245	—	—
Claude Beaulac	—	—	1,740

Rent expense
California Electric Boat Company Inc.	—	—	143,376
Electric Boat Rental Ltd. [prior to June 3,2021]	—	65,934	—

The Company leases its Boisbriand premises from California Electric Boat Company Inc. with a right-of-use assets of $1,132,556 and lease liability of $1,177,867 as at August 31, 2021 [notes 9 and 15].

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2021

Remuneration of directors and key management of the Company

	2021	2020	2019
	$	$	$
Wages	1,299,402	308,868	207,751
Share-based payments – capital stock	—	572,110	—
Share-based payments – stock options	6,081,900	259,410	—
	7,381,302	1,140,388	207,751

At the end of the year, the amounts due to and from related parties are as follows:

	2021	2020
	$	$
Share subscription receivable
9335-1427 Quebec Inc.	25,000	—
Alexandre Mongeon	14,200	—
	39,200	—

Current advances to related party
Alexandre Mongeon	185,407	—

Amounts due to related parties included in trade and other payable
Alexandre Mongeon	74,157	3,005
Patrick Bobby	11,092	2,414
Kulwant Sandher	7,054	—
Mac Engineering, SASU	29,957	—
	122,260	5,419

Current advances from related parties
9335-1427 Quebec Inc.	—	104,931
Alexandre Mongeon	—	141,972
Patrick Bobby	—	139,473
Robert Ghetti	—	64,750
Immobilier R. Ghetti Inc.	—	16,487
Société de Placement Robert Ghetti Inc.	—	279,376
Gestion Toyma Inc.	—	151,500
Entreprises Claude Beaulac Inc. [former shareholder]	—	—
	—	898,489

Advances from related parties are non-interest bearing and have no specified terms of repayment.

In December 2020, the holders of the advances from related parties and the Company have agreed that the advances shall automatically convert into Voting Common Shares of the Company at a conversion price equal to the per Voting Common Share offering price in the Initial Public Offering [note 18].

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2021

18. Capital stock

Authorized

Voting Common Shares, voting and participating

Issued

	2021	2020
	$	$
8,324,861 voting common shares [2020 – 4,585,001]	42,834,982	2,497,813

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

The Company signed an agreement with the Chief Financial Officer [“CFO”] of the Company to grant a company controlled by the CFO Voting Common Shares in exchange for services rendered by the CFO. The CFO will receive 41,178 Voting Common Shares of the Company for every $500,000 tranche of qualified equity financing in which he directly assisted to raise up to a maximum of 205,795 Voting Common Shares if $2,500,000 is raised.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2021

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

On September 2, 2020, the Board of Directors authorized the issuance of 547,297 Voting Common shares, for a total consideration of $2,025,000.

On September 18, 2020, the Board of Directors authorized the issuance of 45,351 Voting Common Shares, for services provided to the Company. The services were valued at $167,799 of which $58,730 is in connection with transaction costs directly attributable to the issuance of Voting Common Shares and $109,069 is included in professional fees.

On November 27, 2020, the Company completed its initial public offering [the “Offering”] of an aggregate of 2,760,000 common shares of the Company at a price of U.S.$10.00 ($13.22) per share for proceeds of U.S.$25,287,624 ($33,430,239) net of a U.S.$1,932,000 ($2,554,104) cash commission paid to the underwriter and professional fees in connection with the Offering amounting to U.S.$380,376 ($502,857). Netted against the proceeds from the Offering are also included professional fees amounting to $271,726 that were previously recorded in prepaids.

On December 22, 2020, the Board of Directors authorized the issuance of 69,650 Voting Common Shares, being the conversion of the advances from related parties of $898,489 [note 14].

On the same day, the Board of Directors authorized the issuance of 3,067 Voting Common Shares for a total consideration of $39,200 which remains receivable on May 31, 2021 and is presented in the advances to related parties [note 13].

On February 16, 2021, the Company issued 30,000 Voting Common Shares at a price of U.S. $15.07 [approximately $19.13] as part of the consideration paid for the acquisition of intellectual property [note 11].

On June 3, 2021, the Company issued 284,495 Voting Common Shares at a price of U.S. $10.09 [approximately $12.21] as part of the consideration paid in a business acquisition [note 5].

19. Share-based payments

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

Stock options

On multiple grant dates, the Company granted a total of 1,664,526 stock options at exercise prices varying between $2.78 and $16.29 per share to directors, officers, employees and consultants of the Company. The stock options will expire 5 to 10 years from the grant dates.

The Company recognizes share-based payments expense for option grants based on the fair value at the date of grant using the Black-Scholes valuation model. The share-based payments expense recognized for the year ended August 31, 2021 amounts to $7,121,444

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2021

[2020 – $1,312,071; 2019 - Nil]]. The table below lists the assumptions used to determine the fair value of these option grants. Volatility is based on public companies with characteristics similar to the Company.

	Exercise		Expected	Risk-free	Expected
Grant date	price	Market price	volatility	interest rate	life
	$	$	%	%	[years]
May 27, 2020	3.70	3.70	84	0.4	5
May 27, 2020	2.78	3.70	84	0.4	5
October 23, 2020	3.70	3.70	97	0.4	5
November 24, 2020	16.29	13.03	101	0.4	5
February 23, 2021	15.75	15.05	103	0.6	5
May 14, 2021	8.98	9.06	105	0.8	5
July 14, 2021	9.25	9.01	105	0.7	5

The following tables summarize information regarding the option grants outstanding as at August 31, 2021:

	Number of	Weighted average
	options	exercise price
	#	$
Balance at August 31, 2019	—	—
Granted	516,216	3.41
Balance at August 31, 2020	516,216	3.41
Granted	1,148,310	12.86
Forfeited	(5,405)	3.70
Balance at August 31, 2021	1,659,121	9.95

			Weighted
	Number of	Weighted	average
	options	average grant	remaining	Exercisable
Exercise price	outstanding	date fair value	contractual life	options
$	#	$	[years]
3.70	348,649	2.42	3.75	312,416
2.78	162,162	2.59	3.75	162,162
3.70	10,810	2.69	4.00	6,756
16.29	440,000	9.33	9.25	330,000
15.75	190,000	11.28	4.50	—
8.98	500,000	6.91	4.75	125,000
9.25	7,500	6.85	10.00	7,500

Warrants

On November 23, 2020, the Company granted the underwriter the option to purchase 151,800 Voting Common Shares of the Company for a period of five years from the date of the initial public offering at an exercise price of U.S. $12.50 ($16.53).

Weighted
average
		Number of	remaining
	Exercise	warrants	contractual
Grant date	price	outstanding	life
	$	#	[years]

November 23, 2020	16.53	151,800	4.25

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2021

20. Revenues

	2021	2020	2019
	$	$	$
Sales of boats	2,080,110	2,249,107	2,664,001
Sales of parts and boat maintenance	75,205	167,263	171,217
Boat rental and boat club membership revenue	1,355,548	—	—
Other	2,925	803	34,159
	3,513,788	2,417,173	2,869,377

The geographical distribution of revenues from external customers is as follows:

			2021	2020	2019
	Sale of electric	Rental of
	boats	electric boats	Total	Total	Total
	$	$	$	$	$
Canada	571,216	—	571,216	827,057	1,003,365
USA	1,329,575	1,363,024	2,692,599	1,407,063	601,471
Other	249,973	—	249,973	183,053	1,264,541
	2,150,764	1,363,024	3,513,788	2,417,173	2,869,377

21. Income taxes

The income tax expense on the Company’s income before tax differs from the theoretical amount that would arise using the federal, provincial and foreign statutory tax rates applicable. The difference is as follows:

	2021	2020	2019
	$	$	$
Income taxes at the applicable tax rate of 26.5% [2020 - 15%; 2019 - 15%]	(3,977,204)	(338,133)	44,618
Change in tax status following the initial public offering	(127,979)	—	—
Adjustment in respect of current and deferred income tax of previous year	(207,601)	—	—
Permanent differences	2,100,615	198,475	(6,032)
Temporary difference	—	160,967	25,801
Change in recognition of deferred income tax assets	2,317,759	—	—
Total income tax expense	105,590	21,309	64,387

On November 27, 2020, the Company conducted an initial public offering [note 18] after which its tax status changed and is no longer a Canadian-controlled private corporation. As a result of this change of status, the combined statutory rate in Canada increased from 15% to 26.5%.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2021

Deferred income taxes reflect the net tax impact of temporary differences between the value of assets and liabilities for accounting and tax purposes. The main components of the deferred tax expense and deferred tax assets and liabilities were as follows:

	Balance as at	Recognized			Balance as at
	August 31,	in net	Recognized	Business	August 31,
	2020	income (loss)	in equity	combination	2021
	$	$	$	$	$
Temporary differences
Property and equipment	(146,153)	5,678	(5,472)	(116,831)	(262,778)
Intangibles	—	3,142	111	(46,140)	(42,887)
Net operating losses	74,760	1,980,029	—	—	2,054,789
Financing fees	(51,784)	110,630	882,102	—	940,948
Research and development	96,961	77,923	—	—	174,884
Difference in timing of recognition	—	93,141	2,089	53,620	148,850
Right-of-use asset	—	(316,684)	(16,017)	(457,267)	(789,968)
Lease liability	—	332,489	16,068	465,134	813,691
Net capital losses	—	57,224	—	—	57,224
Valuation allowance	—	(2,317,759)	(882,102)	—	(3,199,861)
Deferred tax liability	(26,216)	25,813	(3,221)	(101,484)	(105,108)

As of August 31, 2021, the Company had net operating losses carried forward for income tax purposes of $8,143,000 [2020 - $841,000] available to reduce future taxable income, that will expire between 2040 and 2041.

22. Capital disclosures

The Company’s objectives in managing capital are:

●	to safeguard the entity’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders; and
●	to provide an adequate return to shareholders by pricing products and services commensurately with the level of risk.

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

The Company does not have any externally imposed capital compliance requirements at August 31, 2021.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2021

23. Financial risk management and fair value measurement

Fair value measurement and hierarchy

The fair value measurement of the Company’s financial and non-financial assets and liabilities utilizes market observable inputs and data as far as possible. Inputs used in determining fair value measurements are categorized into different levels based on how observable the inputs used in the valuation technique utilized are (the “fair value hierarchy”):

●	Level 1: Quoted prices in active markets for identical items [unadjusted];
●	Level 2: Observable direct or indirect inputs other than Level 1 inputs; and
●	Level 3: Unobservable inputs [i.e., not derived from market data].

The classification of an item into the above levels is based on the lowest level of the inputs used that has a significant effect on the fair value measurement of the item. Transfers of items between levels are recognized in the period they occur.

The carrying amount of trade and other receivables, advances to/from related parties and trade and other payables are assumed to approximate their fair value due to their short-term nature.

The fair value of financial liabilities is estimated by discounting the remaining contractual maturities at the current market interest rate that is available for similar financial liabilities.

Classified as Level 2, the fair value of debentures is estimated using the partial differential equation model to value convertible debentures that include a call feature. Key assumptions used in the model include volatility, which is based on actual trading data, difference in volatility since initial issuance of the instrument and similar instruments on the market, and credit spread, which is based on corporate bond yield spreads in the market and credit spread data for similar public companies. The model includes a fair value adjustment based on an initial calibration exercise.

Below is a sensitivity analysis based on variations in the key assumptions used in the model. The table presents the fair value of the debentures would have been had the key assumptions varied as indicated:

	Volatility		Credit spread
	+5%	-5%	+2%	-2%
	$	$	$	$
Fair value of debentures	2,930,000	2,790,000	2,780,000	2,925,000

Financial risk management

The Company is exposed to risks that arise from its use of financial instruments. This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them.

[a]Credit risk

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

Credit risk related with the debentures is reflected in the fair value of the instrument. Interest receivable on the debentures is included in trade and other receivables.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2021

Trade and other receivables are generally written off when there is no reasonable expectation of recovery. Indicators of this include the failure for a debtor to engage in a repayment plan, no active enforcement activity and a failure to make contractual payments.

[b]Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting its financial obligations as they fall due. The Company is exposed to liquidity risk primarily from its trade and other payables, other financial liabilities and long-term debt. The Company believes that its recurring financial resources are adequate to cover all its expenditures.

				Greater
	Contractual	Less than		than
	cash flows	one year	1-5 years	5 years
	$	$	$	$
August 31, 2021
Trade and other payables	848,054	848,054	—	—
Other financial liabilities	237,444	237,444	—	—
Long-term debt	64,115	10,179	53,936	—
	1,149,613	1,095,677	53,396	—
August 31, 2020
Bank indebtedness	170,000	170,000	—	—
Trade and other payables	639,837	639,837	—	—
Long-term debt	411,737	57,249	281,704	72,784
	1,221,574	867,086	281,704	72,784

[c] Interest rate risk

The Company is exposed to interest rate risk on its variable rate bank indebtedness and variable and fixed rate long-term debt. Fixed-rate borrowings expose the Company to fair value risk while variable rate borrowings expose the Company to cash flow risk.

[d] Foreign exchange risk

Foreign exchange risk is the risk that future cash flows or fair value of a financial instrument will fluctuate due to changes in foreign exchange rates.

The Company is exposed to transactional foreign currency risk to the extent that there is a mismatch between the currencies in which sales, purchases, receivables and borrowings are denominated and the respective functional currencies of the Company and its subsidiaries.

The Company has certain financial assets and liabilities denominated in United States dollars. The Canadian dollar equivalent carrying amounts of these assets and liabilities are as follows:

	2021	2020
	$	$
Cash	11,219,143	88,952
Trade and other payables	294,637	42,201

Sensitivity

A reasonably possible 1% strengthening (weakening) of the U.S. dollar against the Canadian Dollar at the reporting date would have increased (decreased) net income (loss) and other comprehensive income by the amounts shown below. This analysis assumes that all other variables remain constant.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2021

	Net income (loss)		Other comprehensive income
	+5%	-5%	+5%	-5%
	$	$	$	$
August 31, 2021	549,000	(549,000)	490,000	(490,000)

24. Segment information

The Company operates in two reportable business segments.

The two reportable business segments offer different products and services, require different processes and are based on how the financial information is produced internally for the purposes of monitoring operating results and making decisions about resource allocation and performance assessment by the Company’s Chief Operating Decision Maker.

The following summary describes the operations of each of the Company’s reportable business segments:

●	Sale of electric boats – manufacture of customized electric boats for consumer market and sale of boat parts maintenance, and
●	Rental of electric boat – short-term rental operation and boat club membership.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2021

Sales between segments are accounted for at prices that approximate fair value. No business segments have been aggregated to form the above reportable business segments.

					Year ended	Year ended
					August 31,	August 31,
	Year ended August 31, 2021				2020	2019
		Rental of
		electric
		boats
		(for the 90-
		day period
	Sale of	ended	Inter-		Sale of	Sale of
	electric	August 31,	segment		electric	electric
	boats	2021)	eliminations	Total	boats	boats
	$	$	$	$	$	$
Revenue from external customers	2,158,240	1,355,548	—	3,513,788	2,417,173	2,869,377
Revenue from other segments	142,007	7,476	(149,483)	—	—	—
Segment revenues	2,300,247	1,363,024	(149,483)	3,513,788	2,417,173	2,869,377
Segment gross profit	640,228	988,644	(39,642)	1,604,182	604,390	1,285,364

Segment (loss) profit before tax	(15,581,767)	526,652	(32,255)	(15,008,317)	(2,254,223)	297,453
Research and development	1,489,953	—	—	1,489,953	—	—
Office salaries and benefits	1,557,966	199,599	—	1,754,613	315,138	372,961

					August 31,	August 31,
	August 31, 2021				2020	2019
	Sale of	Rental of	Sale of		Sale of	Sale of
	electric	electric	electric		electric	electric
	boats	boats	boats	Total	boats	boats
	$	$	$	$	$	$
Segment assets	35,175,599	12,734,296	(9,108,603)	38,801,292	3,631,625	1,914,562
Cash	17,210,266	937,555	—	18,147,821	1,296,756	—
Additions to property and equipment	432,547	145,275	(33,468)	544,354	77,966	175,952
Additions to intangible assets	1,102,662	—	—	1,102,662	—	—
Segment liabilities	2,400,829	2,938,746	(63,470)	5,276,105	2,839,710	2,046,864

The Company has disclosed the above amounts for each reportable segment because they are regularly reviewed by the Chief Operating Decision Maker.

25. Impact of Coronavirus outbreak

The novel coronavirus (“COVID-19”) global pandemic continues throughout the world. This pandemic has caused supply-chain issues for the Company and as a result the Company has not been able to realize on orders received in a timely manner. The full extent of the impact of COVID-19 on the Company’s business, operations and financial results will depend on evolving factors that the Company cannot accurately predict.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2021

26. Additional cash flows information

Financing and investing activities not involving cash:

	2021	2020	2019
	$	$	$
Advances to related parties converted to shares	898,489	—	—
Unpaid share subscription	39,200	—	—
Right-of-use assets transferred to intangibles, net of accumulated depreciation	5,981	—	—
Additions to right-of-use assets	852,467	—	—
Addition to property and equipment by way of finance lease	—	—	11,333
Lease termination	37,033	—	—
Shares issued as consideration for the acquisition of intangible assets [note 11]	573,936	—	—
Shares issued as consideration for business acquisition [note 5]	3,474,232	—	—
Transaction costs for share issuance transferred from prepaid	213,019	—	—

27. Commitments

In addition to the obligations under leases [note 15], the Company is subject to supply agreements with minimum spend commitments. The amount of the minimum fixed and determinable portion of the unconditional purchase obligations over the next years, is as follows:

$
2022	959,000
2023	685,000
2024	228,000

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Annual Report on Form 20-F:

3.1	Certificate of Incorporation (1)

3.2	Certificate of Amendment (1)

4.1	Share Certificate – Common Shares (2)

10.1	Commercial Lease Agreement, dated June 10, 2017, between California Electric Boat Company Inc. and the Company (as translated into English from its original text in French) (1)

10.2	Commercial Lease Agreement, dated April 1, 2019, between California Electric Boat Company Inc. and the Company (as translated into English from its original text in French) (1)

10.3	Amended and Restated Shares Option(s) Plan (1)

10.4	Executive Employment Agreement, dated March 1, 2021, between the Company and Alexandre Mongeon (3)

10.5	Executive Employment Agreement, dated March 1, 2021, between the Company and Patrick Bobby (3)

10.6	Executive Employment Agreement, dated March 1, 2021, between the Company and Kulwant Sandher (3)

10.7	Form of Debenture issued by The Limestone Boat Company Limited

10.8	Share Purchase Agreement, dated June 3, 2021, for the Sale of 7858078 Canada Inc.

10.9	Manufacturing and Supply Agreement, dated October 21, 2021, between the Company and Linamar Corporation

10.10	Summary translation of Mac Engineering Agreement with the Company, dated February 16, 2021

12.1	Section 302(a) Certification of CEO*

12.2	Section 302(a) Certification of CFO*

13.1	Section 906 Certifications of CEO and CFO*

16.1	Letter regarding Change in Certifying Accountant

101.INS	XBRL Instance**

101.SCH	XBRL Taxonomy Extension Schema**

101.CAL	XBRL Taxonomy Extension Calculation**

101.DEF	XBRL Taxonomy Extension Definition**

101.LAB	XBRL Taxonomy Extension Labels**

101.PRE	XBRL Taxonomy Extension Presentation**
*	Filed herewith
**	To be filed by amendment pursuant to Rule 405(f)(2) of Regulation S-T.

Notes:

(1)	Filed as an exhibit to our registration statement on Form F-1 as filed with the SEC on July 9, 2020 and incorporated herein by reference.
(2)	Filed as an exhibit to amendment number 2 to our registration statement on Form F-1 as filed with the SEC on September 22, 2020 and incorporated herein by reference.
(3)	Filed as an exhibit to our current report on Form 6-K as filed with the SEC on March 12, 2021 and incorporated herein by reference.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Vision Marine Technologies Inc.

Date: December 30, 2021

By:	/s/ Alexandre Mongeon
Alexandre Mongeon
Chief Executive Officer