Form 20-F
period 2022-08-31
Vision Marine Technologies Inc.
filed 2022-11-30
CIK 1813783

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________

For the transition period from _______________ to _______________

Commission file number 000-39730

VISION MARINE TECHNOLOGIES INC.

(Exact name of Registrant specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Quebec, Canada

(Jurisdiction of incorporation or organization)

730 Boulevard du Curé-Boivin

Boisbriand, Quebec J7G 2A7, Canada

(Address of principal executive offices)

Kulwant Sandher; 450-951-7009; ks@v-mti.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares (no par value per share)	VMAR	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of business of the period covered by the annual report. 8,417,923 Common Shares Without Par Value

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐
Non Accelerated Filer ☒	Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: ☐ U.S. GAAP ☒ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b 2 of the Exchange Act): Yes ☐ No ☒

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F (the “Annual Report”) contains statements that constitute “forward-looking statements”. Any statements that are not statements of historical facts may be deemed to be forward-looking statements. These statements appear in a number of different places in this Annual Report and, in some cases, can be identified by words such as “anticipates”, “estimates”, “projects”, “expects”, “contemplates”, “intends”, “believes”, “plans”, “may”, “will”, or their negatives or other comparable words, although not all forward-looking statements contain these identifying words. Forward-looking statements in this Annual Report may include, but are not limited to, statements and/or information related to: strategy, future operations, projected production capacity, projected sales or rentals, projected costs, expectations regarding demand and acceptance of our products, availability of material components, trends in the market in which we operate, plans and objectives of management.

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

Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Forward-looking statements might not prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements or we may have made misjudgments in the course of preparing the forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. We wish to advise you that these cautionary remarks expressly qualify, in their entirety, all forward-looking statements attributable to our company or persons acting on our company’s behalf. We do not undertake to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements, except as, and to the extent required by, applicable securities laws. You should carefully review the cautionary statements and risk factors contained in this Annual Report and other documents that we may file from time to time with the securities regulators.

OTHER STATEMENTS IN THIS ANNUAL REPORT

Unless the context otherwise requires, in this Annual Report, the term(s) “we”, “us”, “our”, “Company”, “our company”, and “our business” refer to Vision Marine Technologies Inc. and its consolidated subsidiaries.

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

An investment in our securities carries a significant degree of risk. You should carefully consider the following risks, as well as the other information contained in this Annual Report, including our consolidated financial statements and related notes included elsewhere in this Annual Report, before you decide to purchase our securities. Any one of these risks and uncertainties has the potential to cause material adverse effects on our business, prospects, financial condition and operating results which could cause actual results to differ materially from any forward-looking statements expressed by us and a significant decrease in the value of our common shares. Refer to “Cautionary Note Regarding Forward-Looking Statements.”

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

Our limited public operating history makes evaluating our business and prospects difficult. Although we were formed in 2012, we did not provide public reports on the results of operations until our 2020 fiscal year. We only have five years of audited financial statements. Your investment decision will not be made with the same data as would be available if we had a longer history of public reporting.

We currently have no net income, and if we are unable to achieve and grow our net income in the future our ability to grow our business as planned will be adversely affected.

We have made significant up-front investments in research and development, sales and marketing, and general and administrative expenses to rapidly develop and expand our business. We had a net loss of $13.1 million in our 2022 fiscal year as compared to a net loss of $15.1 million in our 2021 fiscal year and a net loss of $2.3 million in our 2020 fiscal year. We may never achieve net income or if we do it may fail to grow or even decline in certain circumstances, many of which are beyond our control. Our revenues might not ever significantly exceed our expenses, and may even be lower than our expenses. It may take us longer to obtain net income than we anticipate, if at all, or we may only do so at a much lower rate than we anticipate. Failure to obtain net income may mean that we will have to curtail our planned growth in operations or resort to financings to fund such growth in the future.

Our plan of operations entails promoting a product that we may never launch or which may not be commercially accepted if launched.

We have concentrated the majority of our research and development efforts on developing electric powertrain systems that we intend to rent and sell to Original Equipment Manufacturers (“OEM”) of boats. We expect the electric powertrain systems to represent the majority of our revenue in our coming accounting periods. We have built prototypes of our electronic powertrain. We do not know if OEMs will find our product candidate to be an attractive component in their boats or if they will find the price of our electric powertrains to be acceptable. We do not currently have any significant customers for our electric powertrains. Although we have received LOIs from OEMs for over 1,000 powertrains through the year ended August 31, 2024, such LOIs are non-binding and may never result in any actual sales. Even if we do develop such relationships, we might not be able to maintain them or grow them as anticipated. At the time of our initial public offering, we had expected to begin the commercialization of our electric powertrains in 2020 but were not able to meet that preferred timeline and we may not meet our new timelines. Additionally, we had anticipated developing a 300 horsepower within 18 months of our last annual report but currently we may need additional 18 months from the date hereof. If we are not successful in commercializing our product or if sales of our electric powertrain are less than we estimate, our business may not grow as expected, if at all, and we may fail.

To carry out our proposed business plan to build up inventory for order fulfilment, increase brand awareness and develop a new powertrain for our engines, we will require a significant amount of capital.

If current cash, cash equivalents and revenue from our business are not sufficient to cover our cash requirements, we will need to raise additional funds through the sale of debt or equity securities, in either private placements or additional registered offerings. If we are unsuccessful in raising enough funds through such capital-raising efforts, we may review other financing possibilities such as bank loans. Financing might not be available to us or, if available, only on terms that are not favorable or acceptable to us.

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

We may have to engage in common equity, debt, or preferred share financings in the future. As a result, your rights and the value of your investment in our securities could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred shares could be issued in one or more series from time to time with such designation, rights, preferences, and limitations as determined by the Board. The terms of preferred shares could be more advantageous to those investors than to the holders of common shares. In addition, if we need to raise more equity capital from the sale of common shares, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment in our common shares.

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

Our future growth depends upon consumers’ preference for outboard motors.

We envision the majority of our growth deriving from the sale of our electric powertrain for an outboard motor. If consumer preferences lead to a decline in outboard motors, the OEMs we intend to sell our electric powertrain to may produce less electric boats, and we may not be able to sell as many electric powertrains as we anticipate, if we sell any at all. We may not be able to adapt the technology behind this powertrain for inboard motors or may only be able to do so in a way that is not cost effective.

We rely on a limited number of suppliers for key components of our finished products.

Although we manufacture all of our powerboats, we do so by assembling the component parts that we acquire from third-party suppliers rather than by producing any of those component parts ourselves. We materially depend on some of those third-party suppliers for certain components that we obtain from a limited number of suppliers, namely:

●	hulls: we purchase all of our hulls from Aqualux and Abitibi & Co.;
●	motors: for our electric powertrains, we intend to purchase motors from Danfoss Technologies and Dana TM4 and for our boats, we purchase approximately 30% from Min-Kota, 35% from E-Tech and 20% from E-Propulsion;
●	powertrains: we purchase approximately 5% of our powertrains from Piktronik, an Austrian-Slovenian company specialized in the research, development and production of components for electric vehicles and electric powerboats (which provides the powertrain used in our Bruce 22); and
●	battery packs: we purchase our lithium-ion batteries from Relion Batteries (“Relion”), who in turn rely upon Samsung cells, and we purchase our lead batteries (approximately 85% of all batteries we purchase) from Thermo Fisher Scientific Inc. We have agreements with Octillion Power Systems (“Octillion”) to provide marine specific batteries to power the E-Motion powertrain.

As we purchase our components and parts through purchase orders and informal arrangements rather than long-term purchase agreements, we have not contractually secured a supply chain for these components and parts. As a result of the COVID-19 pandemic, some of our third-party suppliers have experienced delays in delivering parts and components for our products. If as a result of the COVID-19 pandemic we continue to experience delays in receiving our supplies from these third-parties, if they significantly increased the cost of these components or if they ceased offering us these components, we may have to find new suppliers, which might not be possible on a timely basis, or cease production of the products in which the components are included.

In June 2021, we acquired EB Rental, Ltd. (“EBR”), and the acquired company may not perform as we expect.

In June 2021, we acquired all of the equity interests of 7858078 Canada Inc. which wholly-owns EBR, an electric boat rental company operating at Lido Marina Village in Newport Beach, California. Integrating businesses is a difficult, expensive, and time-consuming process. Our principal executive offices and manufacturing facility are located in Quebec, Canada and EBR’s operations are conducted, and its employees are mostly located, in California. Failure to integrate successfully EBR’s business and operations with ours could lead to inefficiencies, the loss of staff or revenues below what we anticipated at the time of the acquisition.

Revenues from EBR may be affected by a variety of factors that are outside of our control.

Revenues from EBR represented 65% of our total revenues in our fiscal 2022. Future revenues from EBR may be affected by factors that are outside of our control, including:

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

A portion of our assets consist of debentures in a third-party, and the ability of that third-party to repay those debentures is outside of our control. If those debentures were not to be repaid in full, our assets could be significantly reduced

On May 14, 2021, we purchased $3,400,000 in debentures (the “Debentures”) from The Limestone Boat Company Limited (“Limestone”). Limestone is a North American designer and manufacturer of recreational and commercial powerboats. The Debentures bear interest at the rate of 10% per annum and mature in three years from issuance. Although the Debentures are convertible into Limestone common shares at the price of $0.36 per share, on November 25, 2022 the closing share price of Limestone’s common shares on the TSX Venture Exchange was $0.01 with a relatively low trading volume. As a result, we may never be able to convert the Debentures at more than their principal and could be entirely dependent on Limestone repaying the debentures in cash. If we do not convert and Limestone is unable to repay such Debentures and the interest due thereon in full and in cash, our assets will be significantly reduced and we may be forced to alter our proposed use of assets or raise additional funds.

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

If we are unable to keep up with advances in electric powerboat technology, we may lose our competitive position in the industry.

We may be unable to keep up with changes in electric powerboats technology, particularly developments with powertrains. As a result, we may lose our competitive position in the industry. Any failure to keep up with advances in electric powerboat technology could result in a loss of our competitive position which would materially and adversely affect our business, prospects, operating results and financial condition. Our research and development efforts may not be sufficient to adapt to changes in electric powerboat technology. As technologies change, we plan to upgrade or adapt our electric powertrain. We would additionally upgrade our boats and introduce new models to take advantage of these changes. However, our technology and boats may not compete effectively with alternative technology or powerboats if we are not able to source and integrate the latest technology. For example, we do not manufacture lead or lithium battery cells, and as a result, we are dependent on suppliers of battery cell technology for our battery packs.

Demand in the powerboat industry is highly volatile.

Fluctuations in demand for recreational powerboats and electric powerboats may materially and adversely affect our business, prospects, operating results and financial condition. The markets in which we compete have been subject to considerable volatility in demand in recent periods. Demand for recreational powerboat and electric powerboat sales depends to a large extent on general, economic and social conditions in a given market. Historically, sales of recreational powerboats decrease during economic downturns. We have fewer financial resources than more established powerboat manufacturers to withstand adverse changes in the market and disruptions in demand.

Unfavorable weather conditions may have a material adverse effect on our business, financial condition, and results of operations, especially during the peak boating season.

Adverse weather conditions in any year, in any particular geographic region, may adversely affect sales in that particular geographic region, especially during the peak boating season in such particular geographic region. Sales of our products are generally stronger just before and during spring and summer, which represent the peak boating months in most of our markets, and favorable weather during these months generally has a positive effect on consumer demand for our products. Conversely, unseasonably cool weather, excessive rainfall, reduced rainfall levels, or drought conditions during these periods may close area boating locations or render boating dangerous or inconvenient, thereby generally reducing consumer demand for our products. Unseasonably cool or wet weather may also adversely affect a consumer’s decision to rent one of our boats. Our annual results would be materially and adversely affected if our net sales were to fall below expected seasonal levels during these periods. We may also experience more pronounced seasonal fluctuation in net sales in the future as we continue to expand our businesses. Additionally, to the extent that unfavorable weather conditions are exacerbated by global climate change or otherwise, our sales may be affected to a greater degree than we have previously experienced.

We intend to increasingly use our network of independent dealers, and we will face increasing competition for dealers and have little control over their activities.

Currently, most of our sales are directly placed with us online, but approximately 35% of our sales in our 2022 fiscal year were derived from our network of independent dealers. We have agreements with dealers in our network that typically provide for terms of between 1 and 3 years. While we will continue to market direct sales through our website, we seek to increase revenues and diversify our sales points by expanding our network of independent dealers. We envision an increase in the number of dealers supporting our products and the quality of their marketing and servicing efforts being essential to our ability to increase sales. We may not be successful in our effort to grow our network of independent dealers.

Competition for dealers among recreational powerboat manufacturers continues to increase based on the quality, price, value and availability of the manufacturers’ products, the manufacturers’ attention to customer service and the marketing support that manufacturers provide to dealers. We will face intense competition from other recreational powerboat manufacturers in attracting and retaining dealers, and we might not be able to attract or retain relationships with qualified and successful dealers as well as our competition, if at all. We might not be able to maintain or improve our relationship with dealers or our market share position. In addition, independent dealers in the recreational powerboat industry have experienced significant consolidation in recent years, which could inhibit our ability to retain them or result in the loss of one or more of our dealers in the future if the surviving entity in any such consolidation purchases similar products from a competitor. If we do not establish a significant network of dealers, our future sales could fail to meet our projections, and our business, financial condition and results of operations may be adversely affected.

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

Changes to trade policies, tariffs, and import/export regulations may have a material adverse effect on our business, financial condition, and results of operations.

Although we manufacture our products in Canada, in our last fiscal year approximately 90% of our sales and rentals occurred in the United States, a percentage that could increase as our operations expand. Changes in laws and policies governing foreign trade could adversely affect our business. As a result of recent policy changes, there may be greater restrictions and economic disincentives on international trade. We anticipate that we will be affected by the agreement between the United States of America, the United Mexican States, and Canada (commonly known as USMCA), if ratified by all participants. Such agreement has the potential to adversely impact the global and local economies, our industry and global demand for our products and, as a result, could have a material adverse effect on our business, financial condition and results of operations.

Interest rates and energy prices affect marine products’ sales

Although our products are not frequently financed by our dealers and retail powerboat consumers, we envision this becoming more common as we expand our operations and grow our network of distributors. This may not occur if interest rates rise because higher rates increase the borrowing costs and, as a result, the cost of doing business for dealers and the cost of powerboat purchases for consumers. Energy costs can represent a large portion of the costs to manufacture our products and can increase their ultimate sales price. Therefore, higher interest rates and fuel costs can adversely affect consumers’ decisions relating to recreational powerboating purchases.

We have a large fixed cost base that will affect our profitability if our sales decrease.

The fixed cost levels of operating a recreational powerboat manufacturer can put pressure on profit margins when sales and production decline. Our profitability depends, in part, on our ability to spread fixed costs over a large number of products sold and shipped, and if we decide to reduce our rate of production, gross or net margins could be negatively affected. Consequently, decreased demand or the need to reduce production can lower our ability to absorb fixed costs and materially impact our financial condition or results of operations.

We depend on certain key personnel, and our success will depend on our continued ability to retain and attract such qualified personnel.

Our success depends on the efforts, abilities and continued service of Alexandre Mongeon, our Chief Executive Officer, Patrick Bobby, our Head of Performance & Special Projects, Kulwant Sandher, our Chief Financial Officer, and Xavier Montagne, our Chief Operating Officer and Chief Technology Officer. A number of these key employees and consultants have significant experience in the recreational boating, manufacturing and electric vehicle industries. A loss of service from any one of these individuals may adversely affect our operations, and we may have difficulty locating, or may not be able to locate and hire a suitable replacement. We have not obtained any “key person” insurance on certain key personnel.

We are subject to numerous environmental, health and safety laws and any breach of such laws may have a material adverse effect on our business and operating results.

We are subject to numerous environmental, health and safety laws, including statutes, regulations, bylaws and other legal requirements. These laws relate to the generation, use, handling, storage, transportation and disposal of regulated substances, including hazardous substances (such as batteries), dangerous goods and waste, emissions or discharges into soil, water and air, including noise and odors (which could result in remediation obligations), and occupational health and safety matters, including indoor air quality. These regulations also apply to any contamination that our powerboats cause in the lakes and rivers in which they operate. These legal requirements vary by location and can arise under federal, provincial, state or municipal laws. Any breach of such laws and/or requirements could have a material adverse effect on our company and its operating results.

Our powerboats are subject to mandated safety standards and failure to meet those standards could have a material adverse effect on our business and operating results.

Given the inherent dangers involved with powerboats, all powerboats sold must comply with federal, state and provincial safety standards. Additionally, most powerboats sold in the United States meet the safety standards set by the American Boat and Yacht Counsel (“ABYC”), a non-profit, member organization that develops voluntary safety standards for the design, construction, maintenance, and repair of recreational powerboats and the National Marine Manufacturers Association (“NMMA”). Our powerboats have been certified by the United States Coast Guard and the Canadian Coast Guard, meet the ABYC safety standards and have received CE marking indicating their conformity with health, safety, and environmental protection standards within the European Economic Area. Loss of any of these certifications or failure to obtain them for future products could have a material adverse effect on our business and operating results.

If we are unable to meet the service requirements of our customers, our business will be materially and adversely affected.

We do not offer warranties or provide service for our boats and do not intend to offer warranties on our powertrains systems. Instead, the purchasers of our boats and of our powertrains may rely upon the warranties and services of the manufacturers of the components used in our boats and powertrains. As all such warranties are provided by third-party suppliers, the quality and timeliness of such service is outside of our control. Additionally, the terms of such warranties, including the length of time of coverage, and servicing terms, including locations and labor cost, are not uniform. If our purchasers and potential purchasers believe that warranties and servicing capabilities provided by our third-party suppliers are inadequate, the reputation of our brand will suffer and business and prospects could be materially and adversely affected.

If we are unable to meet our production and development goals, we may need to change our business plans or the timeline in which we expect to carry them out.

Our ability to carry out our business plans depends upon meeting our production and development goals. Delays or failures in meeting these goals could require us to reassess our business plans and the timeline that it will take us to implement those plans. In the past we have not always met our production and development goals. For example, we expected to manufacture approximately 50 powerboats, and begin commercialization of our electric powertrains in calendar 2023, and we will not meet these goals. Additionally, we have had to suspend the development of our recently launched fifth powerboat, the Phoenix 290. If any such delays or failures were to cause a material change to our proposed business plans, such change could result materially adverse changes in our projected revenues or expenses.

We may not succeed in establishing, maintaining and strengthening the Vision Marine brand, which could materially and adversely affect customer acceptance of our boats and components and our business, revenues and prospects.

Our business and prospects heavily depend on our ability to develop, maintain and strengthen the Vision Marine brand and the brands of our powerboat models. Any failure to develop, maintain and strengthen these brands may materially and adversely affect our ability to sell our products. If we are not able to establish, maintain and strengthen our brands, we may lose the opportunity to build our customer base. We expect that our ability to develop, maintain and strengthen the Vision Marine brand will also depend heavily on the success of our marketing efforts. To further promote our brand, we may be required to change our marketing practices, which could result in substantially increased advertising expenses, including the need to use traditional media such as television, radio and print. Many of our current and potential competitors have greater name recognition, broader customer relationships and substantially greater marketing resources than we do. If we do not develop and maintain strong brands, our business, prospects, financial condition and operating results will be materially and adversely impacted.

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

Our software to control our electric powertrain systems contains “open source” software, and any failure to comply with the terms of one or more of these open-source licenses could negatively affect our business.

We use software to control our electric powertrain systems that relies upon “open source” licenses and intend to use such software in the future. Although we do not believe that the open source code we have used imposes any limitations on the use of the software that we have developed, the terms of many open source licenses have not been interpreted by United States or other courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our solutions including requirements that we make available source code for modifications or derivative works we create based upon the open source software or license such modifications or derivative works. In addition to risks related to license requirements, usage of open-source software can lead to greater risks than use of third-party commercial software, as open-source licensors generally do not provide warranties or controls on origin of the software. We cannot be sure that all open source is submitted for approval prior to use in our solutions. In addition, many of the risks associated with use of open source cannot be eliminated, and could, if not properly addressed, negatively affect the performance of our electric powertrains and our business.

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

If the governmental grants and tax credits that we receive were to be no longer available, our net income would be materially reduced.

We receive governmental benefits in connection with our operations. In connection with the production of our powerboats and our research into green technology, we have been able to receive tax credits and grants provided by the Quebec provincial government and the Canadian federal government. In our 2022, 2021, and 2020 fiscal years, we recognized grants and investment tax credits amounting to $1,458,632, $921,658, and $491,704, respectively, of which $1,408,840, $859,516, and $445,776 respectively, is presented against research and development expenses. We intend to continue applying for such grants and receiving such tax credits. Without such grants and tax credits, our net loss in each of the past two fiscal years would have been larger. If they were no longer available, our business, prospects, financial condition and operating results could be adversely affected.

The unavailability, reduction or elimination of government economic incentives could have a material adverse effect on our business, financial condition, operating results and prospects.

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

None of our employees are currently represented by a labor union. It is common in Quebec for employees of manufacturers of a certain size to belong to a union. Although we do not believe that we are currently of a size where our employees will unionize, were they to do so now or in the future, we would be at risk for higher employee costs and increased risk of work stoppages. We also directly and indirectly depend upon other companies with unionized work forces, such as parts suppliers and trucking and freight companies, and work stoppages or strikes organized by such unions could have a material adverse impact on our business, financial condition or operating results. If a work stoppage occurs among our key suppliers or our network of distributors, it could materially reduce the manufacture and sale of our boats and have a material adverse effect on our business, prospects, operating results or financial condition.

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

We compete with a variety of other activities for consumers’ leisure time.

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

We are engaged in a business that exposes us to claims of product liability and warranty claims in the event our products actually or allegedly fail to perform as expected or the use of our products results, or is alleged to result, in property damage, personal injury or death. Our products involve kinetic energy, produce physical motion and are to be used on the water, factors which increase the likelihood of injury or death. Our products contain Lithium-ion batteries, which have been known to catch fire or vent smoke and flame, and chemicals which are known to be, or could later be proved to be, toxic carcinogenic. Any personal injury or wrongful death claim could, even if not justified, prove expensive to contest.

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

We do not have registered trademarks for our products and trade names.

Although we have submitted applications for registered trademarks for our name and the brand name “E-Motion” for our electric powertrain and for the logos for each with the Canadian Intellectual Property Office, we do not have any registered trademarks for any of our brand names and logos in the United States or elsewhere. Any trademark applications that we file with a relevant governmental authority for brand names/logos might not be approved. Failure to obtain such approval could limit our ability to use the brand names/logos in those territories or lead our products be confused with, and/or tarnished by, competing products. Even if appropriate applications were made and approved, third parties may oppose or otherwise challenge such applications or registrations.

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

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under the laws of the Province of Quebec, a substantial portion of our assets are in Canada and the majority of our directors and executive officers reside outside the United States.

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

Our business may be materially affected by the COVID-19 Outbreak

The continued novel coronavirus (COVID-19) pandemic, including variations from new strains, may disrupt our business and operational plans. These disruptions may include disruptions resulting from (i) shortages of employees, (ii) unavailability of contractors and subcontractors, (iii) interruption of, or price fluctuations in, supplies from third parties upon which we rely, (iv) restrictions that governments impose to address the COVID-19 outbreak, and (v) restrictions that we and our contractors and subcontractors impose to ensure the safety of employees and others. Although we have not noticed any decrease to orders that we would attribute to COVID-19, we believe that COVID-19 is impacting our supply chain by increasing the amount of time between ordering third-party materials needed for our boats and their delivery. Continued delays in our supply chain could adversely impact our production and, in turn, our revenues. Further, it is presently not possible to predict the extent or durations of these disruptions. These disruptions may have a material adverse effect on our business, financial condition and results of operations. Such adverse effect could be rapid and unexpected. These disruptions may severely affect our ability to carry out our business plans for 2023 and 2024.

Fluctuations in currency exchange rates may significantly impact our results of operations.

Our operations are conducted in the United States and Canada, but approximately 90% of our sales and rentals have occurred in the United States. As a result, we are exposed to an exchange rate risk between U.S. and Canadian dollars. The exchange rates between these currencies in recent years have fluctuated significantly and may continue to do so in the future. In our fiscal 2022, the monthly average exchange rate as published by the Bank of Canada ranged from a high of US$1.00:$1.2942 to a low of US$1.00:1.2437. An appreciation of the Canadian dollar against the U.S. dollar could increase the relative cost of our products outside of Canada, which could lead to decreased sales. Conversely, to the extent that we are required to pay for goods or services in U.S. dollars, the depreciation of the Canadian dollar against the U.S. dollar would increase the cost of such goods and services.

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

If we experience material weaknesses or otherwise fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common shares.

For our fiscal year ended August 31, 2022, we identified that we did not maintain effective processes and controls over the accounting for and reporting of complex and non-routine transactions. Specifically, we determined that there was a lack of sufficient accounting and finance personnel to perform in-depth analysis and review of complex accounting matters and non-routine transactions within the timeframes set by us for filing our consolidated financial statements. Because of this deficiency, we concluded there was a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis at August 31, 2022.

If we fail to identify or remediate any future material weaknesses in our internal controls over financial reporting, if we are unable to conclude that our internal controls over financial reporting are effective or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting when we are no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common shares could be negatively affected. As a result of such failures, we could also become subject to investigations by Nasdaq, the SEC or other regulatory authorities, and become subject to litigation from investors and shareholders, which could harm our reputation and financial condition or divert financial and management resources from our regular business activities.

Our financial statements have been prepared on a going concern basis and our financial status creates a doubt whether we will continue as a going concern.

Our financial statements have been prepared on a going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business. Our future operations are dependent upon the identification and successful completion of equity or debt financing and the achievement of profitable operations at an indeterminate time in the future. There can be no assurances that we will be successful in completing an equity or debt financing or in achieving or maintaining profitability. The financial statements do not give effect to any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should we be unable to continue as a going concern.

Risks Related to Our Securities

Our executive officers and directors beneficially own approximately 40.4% of our common shares.

As of November 21, 2022, our executive officers and directors beneficially owned, in the aggregate, 40.4% of our common shares, which includes shares that our executive officers and directors have the right to acquire pursuant to share options which have vested or will vest within the next 60 days. As a result, they are able to exercise a significant level of control over all matters requiring shareholder approval, including the election of directors, amendments to our Articles of Incorporation, as amended (the “Articles of Incorporation”) and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of our company or changes in management and will make the approval of certain transactions difficult or impossible without the support of these shareholders.

In addition, Nasdaq provides a “controlled company”, a company of which more than 50% of the voting power for the election of its directors is held by a single person, entity or group, with exemptions from certain corporate governance requirements, including the requirement that a majority of its board of directors consist of independent directors. While we are not a “controlled company”, two of our directors each beneficially own approximately 25.4% of our common shares through a commonly controlled entity. Any future concentration of voting power among these directors or other persons could result in our becoming a “controlled company”. If we become a “controlled company,” we may elect to rely on certain exemptions from Nasdaq’s corporate governance rules. In such case, you may not have the same protection afforded to shareholders of companies that are not “controlled companies.”

The continued sale of our common shares will dilute the ownership percentage of our existing shareholders and may decrease the market price for our common shares.

Our Articles of Incorporation authorize the issuance of an unlimited number of common shares, also referred to in our Articles of Amendment as common shares, which are issuable in four series, of which an unlimited number are designated as Voting Common Shares - Series Founder, an unlimited number are designated as Voting Common Shares - Series Investor 1, an unlimited number are designated as Voting Common Shares - Series Investor 2 and an unlimited number are designated as Non-Voting Common Shares. All of our currently issued and outstanding common shares are Voting Common Shares - Series Founder, Voting Common Shares - Series Investor 1 and Voting Common Shares - Series Investor 2, and there is no difference in the rights and obligations of the holders of shares of those classes. The issuance of any such common shares may result in a reduction of the book value or market price, if one exists at the time, of the outstanding common shares. If we do issue any additional common shares, such issuance also will cause a reduction in the proportionate ownership and voting power of all other shareholders. As a result of such dilution, if you acquire common shares, your proportionate ownership interest and voting power could be decreased. Further, any such issuances could result in a change of control or a reduction in the market price for our common shares.

Certain provisions of our Articles of Incorporation may make it more difficult for a third party to effect a change in control.

Our Articles of Incorporation authorizes our board of directors (the “Board”) to issue an unlimited number of preferred shares, in one (1) or more series, each series to consist of such number of shares as may before issuance thereof be determined by the Board, with such designation, rights, restrictions, conditions and limitations to attach to the preferred shares as the directors of the Corporation may determine. While no preferred shares have been issued to date, these terms may include voting rights including the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. The issuance of any preferred shares could diminish the rights of holders of our common shares, and therefore could reduce the value of such common shares. In addition, specific rights granted to future holders of preferred shares could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of our Board to issue preferred shares could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change-in-control, which in turn could prevent the shareholders from recognizing a gain in the event that a favorable offer is extended and could materially and negatively affect the market price of our common shares.

The market price of our common shares may be volatile and may fluctuate in a way that is disproportionate to our operating performance.

Our common shares began trading on the Nasdaq Capital Market in November 2020. Since then until November 25, 2022, the closing price of our common shares on the Nasdaq Capital Market has ranged from a high of US$16.21 to a low of US$3.35. The market value of our common shares will continue to fluctuate due to the impact of any of the following factors:

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

We have never paid any cash or share dividends, and we do not intend to pay any dividends for the foreseeable future. To the extent that we require additional funding currently not provided for in our financing plan, our funding sources may prohibit the payment of any dividends. Because we do not intend to declare dividends, any gain on your investment will need to result from an appreciation in the price of our common shares. There will therefore be fewer ways in which you are able to make a gain on your investment.

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

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as such we are exempt from certain provisions applicable to United States domestic public companies.

We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

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

We were incorporated pursuant to the Business Corporations Act (Quebec) on August 29, 2012, under the name Riopel Marine Inc. On April 23, 2020, we changed our name to Vision Marine Technologies Inc. Our principal business is to manufacture and sell or rent electric boats. We have two wholly-owned subsidiaries.

The Company’s registered agent in the United States is Corporation Service Company. The address of the Company’s registered agent in the United States is 251 Little Falls Drive, Wilmington, DE 19808.

On November 27, 2020, we issued 2,760,000 common shares in our initial public offering. After deducting underwriting discounts, commissions and offering expenses, the net proceeds from the offering were approximately US$24,940,000. In connection with the offering, we listed our common shares on the Nasdaq Capital Market under the symbol “VMAR”.

On June 3, 2021, we acquired an electric boat rental business in Newport, California for approximately $9,020,271, of which $5,546,039 was paid in cash and $3,474,232 of which was paid in the form of common shares. In our 2022 fiscal year, our rental business generated approximately $4,874,702 of revenue.

Our principal executive offices are located at 730 Boulevard du Curé-Boivin, Boisbriand, Quebec J7G 2A7, Canada. Our phone number is 450-951-7009. The SEC maintains an Internet site that contains reports, proxy information statements and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. Our website address is https://visionmarinetechnologies.com. Information contained in, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this Annual Report. We have included our website address in this document solely as an inactive textual reference.

B.	Business Overview

General

We are in the business of designing and manufacturing electric outboard powertrain systems and our related technology and the renting of electric boats. We believe that our electric outboard powertrain systems are significantly more efficient and powerful than those currently being offered in the market today. In particular, we have recorded powertrain efficiencies of more than 94%, well above the 54% efficiency that we recorded for our principal competitor’s product. Increases in powertrain efficiency allows for more power and range, both of which are highly desirable characteristics for consumers in the marketplace. Although our primary focus is on electric outboard powertrain technology, we will continue to design, manufacture and sell our high-performance, fully-electric boats to commercial and retail customers. According to Allied Market Research, the global electric boat market will reach US$16.60 billion in 2031 up significantly from US$5 billion in 2021, growing at a compound annual growth rate of 12.9% from 2022 to 2031.

We have developed our first fully-electric outboard powertrain system that combines an advanced battery pack, inverter, high-efficiency motor with proprietary union assembly between the transmission and the electric motor design and extensive control software. Our technologies used in this powertrain system are designed to improve the efficiency of the outboard powertrain and, as a result, increase range and performance. We believe our approach in marketing and selling our powertrain technology to boat designers and manufacturers will enable us to leverage their distribution and servicing systems with minimal capital outlay. We expect our core intellectual property contained within our outboard electric powertrain systems to form the foundation for our future growth and for such systems to represent the majority of our revenue.

We continue to manufacture hand-crafted, highly durable, low maintenance, environmentally-friendly electric recreational powerboats. In our last two fiscal years 2022 and 2021, we manufactured 58 and 49 powerboats, respectively, and we expect to manufacture approximately 60 powerboats in calendar 2023. We sell powerboats to retail customers and operators of rental fleets of powerboats through which we seek to build brand awareness. We intend to continue to build brand awareness by partnering with marina operators to offer rental fleets of electric boats. We conduct our transactions directly to customers through our website or through a network of marinas, distributors and show rooms.

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

In January 2022, we announced our partnership with Octillion to develop a customized high voltage 35 KW high density battery. Octillion will manufacture a new advanced electric battery system, “Polar 35” to power our E-Motion™ outboard powertrain. The configuration of the battery pack is smaller than that of a typical fuel tank, which in turn makes it easier to custom fit in virtually any boat.

During that same period, we partnered with Nextfour Solutions Ltd. to further develop a customized multifunctional display to be integrated within our E-Motion™ 180 fully electric powertrain system.

In February 2022, we partnered with Weismann Marine, LLC to design and develop a lower unit (or gearcase) assembly for the Vision Marine’s Hellcat boat which achieved a world record speed of 109 mph

Our electric powertrains will be controlled by control software developed in house. We have used open-source software code to develop our own battery management system software that will be tailored to regulate the power from the battery pack to the electric motor and its related systems.

We have received governmental support in connection with our development of electric powertrain. In our 2022, 2021, and 2020 fiscal years, we recognized grants and investment tax credits amounting to $1,458,632, $921,658, and $491,704, respectively, of which $1,408,840, $859,516 and $445,776, respectively, is presented against research and development expenses.

In July 2022, we launched a partnership with Group Beneteau to integrate our outboard motors onboard several models across Group Beneteau’s brand portfolio. The initial commercial offering with Groupe Beneteau will be launched under the Four Winns brand, with deliveries expected to be available in spring 2023. The technology will also be rolled out by other brands within Groupe Beneteau, both in North America and Europe.

Specifications of our First Outboard Electric Powertrain

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

	Bruce 22	Volt 180	Fantail 217	Quietude 156	Phantom

Starting Price	$73,995	$44,995	$49,995	$35,495	$25,995
E-Propulsion Power	5 HP	5 HP	5 HP	5 HP	5 HP
E-Motion Power	180 HP	180 HP	n/a	n/a	n/a
Capacity	5-8 passengers	11 Canada, 14 US	8-10 passengers	4 passengers	10 passengers
Dry Weight	1088 Kg (2400 pounds)	720 kg (1600 pounds)	775 kg (1705 lbs.)	800lbs	1,072Ibs
Hull Material	Fiberglass	Fiberglass (Infusion Sandwich)	Fiberglass	Fiberglass	Injection moulding
Overall Length	6.7 m (22′)	5.4 m (17’9”)	6.6 m (21’7”)	4.7 m (15’6”)	5.03 m (16’6”)
Overall Width	2.08 m (6’6”)	2.13 m (7’)	2.03 m (6’8”)	1.5 m (4’11”)	1.89 m (6’ 0”)
Draft	0.45 m (18”)	0.30 m (12”)	0.43 m (20”)	0.18 m (8”)	0.305 m (12”)
Homologation	USA, Canada, EU	USA, Canada, EU	USA, Canada, EU	USA, Canada, EU	USA, Canada, EU
Woodwork	Mahogany, Teak	Synthetic	Synthetic	Synthetic	n/a
Propulsion	Minn Kota, Torqeedo or Piktronic	Minn-Kota or Torqeedo	Minn-Kota, E-Tech engine, E-Tech Propulsion, Torqeedo salt-water engine	Minn-Kota	Minn-Kota
Battery Type	Lithium ion	Lead Acid, Lithium Relion or Lithium BMW	Lithium Relion or Lithium BMW	Lithium	Linn

For each of our boats, our consumers are able to customize certain aspects including color (for the hull, striping, interior and deck), radio and covers and other storage options. In addition, there are customizations that are just available for some boat models, including propulsion and batteries.

Bruce 22

Reaching speeds of up to approximately 41 miles per hour (66 kph), the Bruce 22 is our flagship boat. We offer three variations of the Bruce 22: a Hatchback Classic (a 100 kWh five-seater starting at $279,995), an Open Utility (a 100 kWh eight-seater starting at $289,995) and the Bruce22 T (a 4 kWh eight-seater starting at $73,995). In addition to the customizations that are available for each of our boats, purchasers may customize the Bruce 22 by choosing among various options including type of propulsion (Piktronic, Torqeedo or Min-Kota), inserts (mahogany, permatek and fiber glass) and other options (including ski pole, underwater light and a swim platform). In our 2022 fiscal year, we did not sell any Bruce 22s.

Volt 180

Reaching speeds of up to approximately 30 miles per hour (48 kph), the Volt 180 is a powerful boat that can be used for various watersports. In addition to the customizations that are available for each of our boats, purchasers may customize the Volt 180 by choosing among various options including the power of the motor (available in 2, 3, 6, 10, 60 and 125 kilowatts), accessories (including racing seats, fish rod holder, depth finder and anchor) and other options (including bumper, types of canopies and a premium sound system). In our 2022 fiscal year, we sold 20 Volt 180s.

Fantail 217

We designed the Fantail 217 with a view towards relaxation rather than speed. The Fantail 217 starts at $49,995, seats up to ten people and has a maximum speed of approximately 10 miles per hour (6 kph). In addition to the customizations that are available for each of our boats, purchasers may customize the Fantail 217 by choosing among various options including the type of motor (Torqeedo Salt Water, E-Tech, Min-Kota or E-Propulsion), number of batteries (up to eight), type of canopy (aluminum, stainless steel or fiberglass) and other options (including night navigation light, a double horn and bottom paint). In our 2022 fiscal year, we sold 31 Fantail 217s.

Quietude 156

As the name suggests, we designed the Quietude 156 with an eye towards tranquility over speed or power. The Quietude 156 starts at $35,495, seats four passengers and reaches a top speed approximately 5 miles per hour (8 kph). The Quietude 156 comes with a Min-Kota 36V motor, but purchasers may still customize other aspects of the Quietude 156 by choosing among various options including the type of table to be used, the type of canopy and electronics that can be included (such as a Bluetooth marine radio and a depth meter). In our 2022 fiscal year, we sold 7 Quietude 156s.

Phantom

We designed the Phantom specifically for the boat rental market. The Phantom starts at US$20,000 for the hull only, seats up to ten passengers and reaches a top speed approximately 5 miles per hour (8 kph). The Phantom is made out of recyclable plastic and is US Coast Guard approved. We launched the Phantom in our 2023 fiscal year. In our 2022 fiscal year, we sold no Phantoms.

Sales

We currently generate over 35% of our revenue from the sale of our electric power boats. In our 2022 fiscal year, we sold 58 of our electric powerboats for revenue of $2,557,085, in our 2021 fiscal year we sold 49 of our electric powerboats for revenue of $2,080,110 and in our 2020 fiscal year, we sold 47 of our electric powerboats for revenue of $2,249,107. Our sales are to retail customers and operators of rental fleets of powerboats.

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

Sales of New Powerboats to Retail Purchasers

We sell our powerboats to retail purchasers. In our 2022, 2021, and 2020 fiscal years, we sold 21, 22, and 22 powerboats to retail customers, respectively, which was approximately 36%, 45%, and 48%, respectively, of all sales.

Sales of Fleets of New Powerboats

We sell our powerboats to persons and entities operating fleets of rental boats. In our 2022, 2021 and 2020 fiscal years, we sold 17, 16, and 4 powerboats to rental fleet operators, respectively, which was approximately 29%, 33% and 9% of all of our sales, respectively. These sales include sales to EBR which, since June 3, 2021 has been a wholly-owned subsidiary of the Company. We will continue to supply EBR with our powerboats, but we will no longer consider such powerboats to be sales to an entity operating a fleet. We intend to continue to build brand awareness by partnering with marina operators to offer rental fleets of electric boats.

In October 2022, we announced a partnership with Nautical Ventures Group (“Nautical”), whereby Nautical will be the sole and exclusive distributor of the Phantom in the United States. The memorandum of understanding with Nautical includes Nautical’s agreement to purchase a minimum of 50 Phantom boats.

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

EBR has a fleet of approximately 30 powerboats. Rental rates range from US$75 per hour to US$215 per hour, plus a booking fee, with a minimum booking of two hours. Once a powerboat in the EBR fleet has over 200 hours of sailing time, EBR offers the powerboat for sale to the public. In our 2022 fiscal year, our rental business generated approximately $4,793,860 of revenue, of which $4,793,860 was from the rental of our powerboats, as compared to $1,355,548 of revenue in 2021, of which $1,355,548 was from the rental of our powerboats.

Investment in Electric Boat Manufacturer

On May 14, 2021, we purchased $3,400,000 in Debentures from Limestone. Limestone is a North American designer and manufacturer of recreational and commercial powerboats. The Debentures bear interest at the rate of 10% per annum and mature in three years from issuance. We entered into an agreement pursuant to which Limestone agreed to purchase 25 powertrains from us, subject to the completion of satisfactory testing from Limestone, of which it has currently purchased nil. One of our directors is also a director of Limestone.

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

Electric Powertrains

The most significant parts and components we intend to use in manufacturing our electric powertrains are:

●	engines – we intend to rely on two suppliers of engines, Danfoss Editron and E-Propulsion;
●	lithium-ion batteries – we intend to use duplicate suppliers, including Relion, Neogy and Octillion, to make lithium-ion batteries we can use in our product candidate at a price and quality that we are looking for;
●	inverter –we intend to source our inverters from Danfoss Editron;
●	smart navigation system – we intend to rely on our partnership with Nextfour to develop a multifunctional display to be integrated with our E-Motion powertrains.

Power Boats

The most significant parts and components used in manufacturing our boats are:

●	engines – we use three suppliers of engines, E-Propulsion (for the Bruce 22, the Fantail 217 and the Volt 180), Min Kota (for the Bruce 22, the Fantail 217, the Volt 180 and the Quietude 156) and E-Tech Propulsion (for the Fantail 217);
●	lithium-ion batteries – we source duplicate suppliers for our lithium-ion batteries, including Relion, Neogy and Octillion and believe that we could source batteries at a similar price from the market were these suppliers unable to meet our demand;
●	hulls – we have two suppliers of the hulls that we use in our boats, but we believe that we could source hulls of a similar quality and at a similar price without significant delay to our production schedule were these suppliers unable to meet our demands.

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

Trademarks

We use our logo as a trademark and have applied for its registration at the Canadian Intellectual Property Office. We have also applied for registration of the logo in the United States with the U.S. Patent and Trademark Office. Neither our corporate name nor any of the names of the models of our boats are currently registered trademarks.

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

Interest in electric boats has also been driven by decreases in their cost largely as a result of a decrease in the price of the batteries used to power them. The average price per kilowatt hour of a lithium-ion battery fell from approximately US$1,200 in 2010 to below US$138 in 2020.

The electric boat market is competitive in nature with much of that competition of late focusing on launching new E-boats that have longer range and higher speed than currently available boats. The global electric boat market in 2020 was worth approximately US$4.6 billion, according to Research and Markets which expects that market to reach US$9 billion by 2026, a cumulative annual growth rate of 12.7%. Research and Markets predicts that the growth in the electric boat market will be caused by:

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

Government Support

Although the recreational powerboat industry does not generally receive much direct governmental support, we have received tax credits from, and grants provided by, the Quebec provincial government and the Canadian federal government primarily in connection with our development and promotion of green technology. In our 2022, 2021 and 2020 fiscal years, we recognized grants and investment tax credits amounting to $1,458,632, $921,658, and $491,704 respectively, of which $1,408,840, $859,516, and $445,776, respectively, is presented against research and development expenses. Although we do not consider the receipt of such credits and grants as essential to our operations, if they were no longer available, our business, prospects, financial condition and operating results could be adversely affected.

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

Manufacturing

We produce our electric recreational powerboats and related components at our 15,000 square foot assembly warehouse in Quebec and intend to use Linamar as our production partner for the Company’s E-Motion powertrains. In our last two fiscal years, we manufactured 42 and 49 powerboats, and we expect to manufacture approximately 60 electric boats in our 2023 fiscal year. We run one assembly line and have a production capacity that allows us to produce up to seven boats a week depending on the type of boats and the specifications of each order.

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

Currently, most of the sales of our electric boats are directly placed with us online, but approximately 14% of our sales in our 2022 fiscal year were derived from our network of independent dealers. While we will continue to market direct sales through our website, we seek to increase revenues and diversify our sales points by expanding our network of independent dealers. We envision an increase in the number of dealers supporting our products and the quality of their marketing and servicing efforts as being essential to our ability to increase sales. We may not be successful in our effort to grow our network of independent dealers.

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

C. Organizational structure

The corporate structure of the Company and its material subsidiaries are as indicated in the following chart:

D. Property, plant and equipment

Our manufacturing and office space is located in Boisbriand, Quebec, just outside of Montreal. This space is in three adjacent units each under a separate lease with a related party. One lease is for approximately 3,600 square feet, has a monthly rent of approximately $5,700 and expires on August 31, 2026. The second lease is for approximately 8,210 square feet, has a monthly rent of approximately $13,000 and expires on April 30, 2026. The third lease is for approximately 2,800 square feet, has a monthly rent of approximately $4,400 and expires on April 30, 2026. We consider our office and manufacturing space sufficient to meet our current needs and our needs in our 2023 fiscal year.

In addition, we lease office space and marina space for our rental business at the Lido Marina Village in Newport Beach, California and office, warehousing and storage space in Huntington Beach, California. One lease is for an office space of approximately 232 square feet, has a monthly rent of approximately USD$1,945 and expires on February 1, 2027. We lease marina space of approximately four moorings, for a monthly rent of approximately USD$9,380, which lease expires on March 31, 2027. We also lease office, warehousing and storage space of approximately 4,500 square feet for a monthly rent of approximately USD$6,450, which lease expires on January 31, 2027.

On October 1, 2021, we entered into a lease agreement with the developers of Waves at Dania Beach, to rent office space as well as slip space for twenty-five electric boats, for monthly rent of approximately US$10,000, which lease expires on October 1, 2027.

We do not own any real property and do not lease any other properties.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

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

The preparation of financial statements in conformity with these accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the financial statement date and reported amounts of revenue and expenses during the reporting period. On an on-going basis, we review our estimates and assumptions. The estimates were based on historical experience and other assumptions that we believe to be reasonable under the circumstances. Actual results are likely to differ from those estimates or other forward-looking statements under different assumptions or conditions, but we do not believe such differences will materially affect our financial position or results of operations. Our actual results may differ materially as a result of many factors, including those set forth under the headings entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors”.

Overview

We were incorporated pursuant to the Business Corporations Act (Quebec) on August 29, 2012, under the name Riopel Marine Inc. On April 23, 2020, we changed our name to Vision Marine Technologies Inc. Our principal business is to manufacture and sell or rent electric boats. We have two wholly-owned subsidiaries. Our head office and principal address is located at 730 Boulevard du Cure-Boivin, Boisbriand, Quebec, Canada, V7G 2A7.

Going Concern

We prepare our financial statements on a going concern basis which assumes that we will be able to realize our assets and discharge our liabilities in the normal course of business for the foreseeable future. We incurred a net and comprehensive loss of $12,802,680 during the year ended August 31, 2022 and had a cash balance and a working capital surplus of $5,824,716 and $8,727,011, respectively, as at August 31, 2022. Our ability to meet our obligations as they fall due and to continue to operate as a going concern depends on the continued financial support of the creditors and the shareholders. In the past, we have relied on the support of our shareholders to meet our cash requirements. Funding from this or other sources might not be sufficient in the future to continue our research and development. Even if we are able to obtain new financing, it may not be on commercially reasonable terms or terms that are acceptable to us. Failure to obtain such financing on a timely basis could cause us to reduce or terminate our operations.

A.	Operating Results

Results of Operations for the Year Ended August 31, 2022 as Compared to the Year Ended August 31, 2021

Revenue

Revenue for the year ended August 31, 2022 was $7,350,946 (2021: $3,513,788); the increase of 109% resulted from the acquisition of 7858078 Canada Inc. This also resulted in an increase in gross profit to $3,285,565 (2021: $1,604,182). Excluding the revenue from the acquisition, the Company’s segment of sales of electric boats generated revenue of $2,557,085 (2021: $2,150,764); the Company experienced an increase in revenue from boat sales due to the easing of supply change issues.

			2022	2021
	Sale of electric	Rental of
	boats	electric boats	Total	Total
	$	$	$	$

Canada	557,639	—	557,639	571,216
USA	1,292,666	4,793,861	6,086,527	2,692,599
Other	706,780	—	706,780	249,973
	2,557,085	4,793,861	7,350,946	3,513,788

Net Loss

During the year ended August 31, 2022, the Company incurred a total comprehensive loss of $(12,802,680) compared to a comprehensive loss of $(14,725,341) for the corresponding prior year period. The decrease in comprehensive loss was due to expenses for the year ended August 31, 2022, decreasing to $16,139,007 (2021: $16,612,499). The largest expense items that are included in expenses for the year ended August 31, 2022 were:

●	Research and development expenses for the year ended August 31, 2022 was $2,242,794 (2021: $1,489,953) the increase was due to the fitting of the Company’s E-Motion powertrains to third party boats which was offset by the receipt of grants related to MEI and Technoclimat.
●	Office salaries and benefits expenses for year ended August 31, 2022 increased to $3,335,799 compared to $1,754,613 for the year ended August 31, 2021. The increase was caused by increases in staff, additional staff related to the acquisition of 7858078 Canada Inc., and increases in executive salaries.
●	Selling and marketing expenses for the year ended August 31, 2022 increased to $1,972,306 (2021: $1,086,057) due to an increase in attendance at boat shows, increased marketing of the Company’s E-Motion powertrains and incurred additional costs related to the acquisition of 7858078 Canada Inc.
●	Professional fees for the year ended August 31, 2022 increased to $3,590,816 (2021: $1,633,477) due to legal, accounting, fees paid to recruitment consultants, public relation agency and consulting fees.
●	Office and general expenses for the year ended August 31, 2022, increased to $1,949,583 (2021: $1,239,457) as the Company increased its operational staff, insurance costs and incurred additional costs related to the acquisition of 7858078 Canada Inc.
●	Share-based compensation decreased to $2,699,481 (2021: $7,121,444), as the Company granted 152,500 stock options during the year ended August 31, 2022, at an exercise price of $5.65 and $8.85 to its directors, officers, employees and consultants. The Company recognizes compensation expense for option grants based on the fair value at the date of grant using the Black-Scholes valuation model.
●	Net finance (income)/expenses for the year ended August 31, 2022 realized a loss of $223,660 (2021: $2,256,392). During the year ended August 31, 2022, income was generated by interest income of $379,288 (2021: $nil) and a loss from debentures and currency of $418,053 (2021: $2,133,292) as the Company incurred unrealized losses from its investment in debentures and the Canadian dollar increasing its value against the US Dollar.

Income Tax (Expense)

The Company incurred an increase in income taxes for the year ended August 31, 2022, of $258,343 (2021: $105,590), primarily caused by an increase in current and deferred income taxes related to the acquisition.

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

Net Loss

During the year ended August 31, 2021, we incurred a net comprehensive loss of $(14,725,341) compared to a net comprehensive loss of $(2,275,532) for the prior year. The increase in comprehensive loss was due to expenses for the year ended August 31, 2021, increasing to $16,612,499 in comparison with expenses of $2,858,613 in our 2020 fiscal year. The largest expense items that are included in expenses for the year ended August 31, 2021 were:

●	Research and development expenses for the year ended August 31, 2021 increased to $1,489,953 due to the fitment of our E-Motion powertrains to third party boats;

●	Office salaries and benefits expenses for year ended August 31, 2021 increased to $1,754,613 compared to $315,138 for the year ended August 31, 2020. The increase was caused by increases in staff, directors’ fees, additional staff related to the purchase of 7858078 Canada Inc., and increases in executive salaries;
●	Share-based compensation increased to $7,121,444 in our 2021 fiscal year from $1,312,071 in our prior year, as we granted 1,148,310 share options at an exercise price between $3.70 and $16.29 to our directors, officers, employees and consultants. We recognize compensation expense for option grants based on the fair value at the date of grant using the Black-Scholes valuation model;
●	Professional fees for the year ended August 31, 2021 increased to $1,633,477 from $671,788 for the prior year caused by legal and accounting costs incurred due to our initial public offering, and fees paid to consultants;
●	Advertising and promotion for the year ended August 31, 2021, increased to $927,508 (2020: $238,389) as the Company initiated a marketing campaign for its E-Motion powertrains;
●	Office and General expenses for the year ended August 31, 2021, increased to $1,130,296 (2020: $114,508) as the Company increased its operational staff and incurred additional costs related to the purchase of 7858078 Canada Inc.;
●	Foreign exchange losses for the year ended August 31, 2021 increased to $1,583,292 (2020: $1,295) as the Canadian dollar increased its value against the US Dollar; and
●	Fair value adjustment relating the Company’s investment amounted to $550,000 for the year ended August 31, 2021 (2020: $nil).

Income Tax (Expense)

The Company incurred an increase in income taxes for the year ended August 31, 2021, of $105,590 (2020: $21,309), primarily caused by an increase in current income taxes related to the acquisition of EBR.

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

The financial statements have been prepared on a going concern basis which assumes that we will be able to realize our assets and discharge our liabilities in the normal course of business for the foreseeable future. We incurred a total comprehensive loss of $12,802,680 during the year ended August 31, 2022 and had a cash balance and a working capital surplus of $5,824,716 and $8,727,011, respectively, as at August 31, 2022. Our ability to meet our obligations as they fall due and to continue to operate as a going concern depends on the continued financial support of the creditors and the shareholders. In the past, we have relied on the support of our shareholders to meet our cash requirements. There can be no assurance that funding from this or other sources will be sufficient in the future to continue our operations. Even if we are able to obtain new financing, it may not be on commercially reasonable terms or terms that are acceptable to us. Failure to obtain such financing on a timely basis could cause us to reduce or terminate our operations.

As of November 21, 2022, the Company had 8,437,379 issued and outstanding shares and 10,290,540 on a fully-diluted basis.

We had $8,727,011 of working capital surplus as at August 31, 2022 compared to $18,626,563 of working capital surplus as at August 31, 2021. The decrease in working capital surplus resulted from the cash used in operations of $10,996,819 (2021: $8,251,438); cash used in investing activities of $964,503 (2021: $9,468,395) resulting from the additions to property and equipment, investment in debentures, a cash payment of $5,029,416 for the acquisition of 7858078 Canada Inc., which was offset by financing activities generating cash used of $(361,783), (2021: $34,570,833), due to our initial public offering on Nasdaq, which was partially offset by repayments of our lease liabilities and long term debt.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended August 31,
	2022	2021	2020
	$	$	$
Net cash used in operating activities	(10,996,819)	(8,251,438)	(434,658)
Net cash used in investing activities	(964,503)	(9,468,395)	(37,656)
Net cash (used in)/provided by financing activities	(361,783)	34,570,833	1,731,635

Comparison of cash flows for the fiscal year ended August 31, 2022 as compared to the fiscal year ended August 31, 2021

Operating Activities

Net cash used in operating activities increased from $(8,251,438) in fiscal 2021 to $(10,996,819) in fiscal 2022, primarily due to an increase in prepaid expense resulting from advances to key suppliers.

Investing Activities

Net cash used in investing activities decreased from $(9,468,395) in fiscal 2021 to $(964,503) in fiscal 2022, primarily due to investments in debentures and business acquisitions that occurred for the year ended August 31, 2021, but did not occur for the year ended August 31, 2022.

Financing Activities

Net cash provided by financing activities decreased from $34,570,833 in fiscal 2021 to a use of $(361,783) in fiscal 2022, primarily due to the initial public offering occurring during the year ended August 31, 2021.

Comparison of cash flows for the fiscal year ended August 31, 2021 as compared to the fiscal year ended August 31, 2020

Operating Activities

Net cash used in operating activities increased from $(434,658) in fiscal 2020 to $(8,251,438) in fiscal 2021, primarily due to an increase in prepaid expense resulting from advances to key suppliers.

Investing Activities

Net cash used in investing activities decreased from $(37,656) in fiscal 2020 to $(9,468,395) in fiscal 2021, primarily due to investments in debentures and business acquisitions  that occurred for the year ended August 31, 2021, but did not occur for the year ended August 31, 2022.

Financing Activities

Net cash provided by financing activities increased from $1,731,635 in fiscal 2020 to $34,570,833 in fiscal 2021, primarily due to the Company’s initial public offering.

Off-Balance Sheet Arrangements

As of August 31, 2022, we did not have any off-balance sheet debt nor did we have any transactions, arrangements, obligations (including contingent obligations) or other relationships with any unconsolidated entities or other persons that may have material current or future effect on financial conditions, changes in the financial conditions, results of operations, liquidity, capital expenditures, capital resources, or significant components of revenue or expenses.

Contractual Obligations

As of the date of this Annual Report, we have no outstanding commitments, other than rent and lease commitments and purchase commitments as disclosed in Note 15 and 27 of our consolidated financial statements for the year ended August 31, 2022. We have not pledged our assets as security for loans.

As at August 31, 2022, future payments required under non-cancellable leases contracted and capitalized in the financial statements are as follows:

			Payments due by period
Contractual			Less than 1					Greater than
Obligations	Total		year	2‑3 years		4‑5 years		5 years
Lease Obligations		$2,675,511	$669,216		$1,303,758		$702,537	$	Nil
Bank Indebtedness	$	Nil	$ Nil	$	Nil	$	Nil	$	Nil
Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet under IFRS		$217,175	$107,337		$109,838	$	Nil	$	Nil

In addition to the obligations in the table above, we are subject to supply agreements with minimum spend commitments. The amount of the minimum fixed and determinable portion of the unconditional purchase obligations over the next three years is as follows:

$
2023	4,350,104
2024	2,253,394

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

E. Critical Accounting Estimates

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

Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The Company concluded the fair value less costs of disposal will yield a higher recoverable amount, which is based on a discounted cash flow (“DCF”) model. The fair value measurement is categorized within Level 3 of the fair value hierarchy. The cash flows are derived from cash flow projections over a 5-year period, including future investments and expansion activities that will enhance the performance of the assets of the CGU.

As at August 31, 2021, all of the Company’s goodwill is allocated to the boat rental operation CGU, which represents the lowest level within the Company at which the goodwill is monitored for internal management purposes. For the year ended August 31, 2022, there was no impairment of goodwill.

The recoverable amount is sensitive to the discount rate used for the DCF model, as well as the expected future cash-inflows, gross profit and the growth rate used for extrapolation purposes. The post-tax discount rate of 27% used in the DCF is based on a weighted average cost of capital calculated using observable market-based inputs or a benchmark of a sample of representative publicly traded companies. The long-term growth rate of 2% used for extrapolation purposes is based on published research growth rates. Any reasonable negative change in the key assumptions used could cause the carrying value of this CGU to exceed its recoverable amount.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the names and ages of all of our directors and executive officers.

Name, Province/State and Country of Residence	Age	Position	Director/Officer Since
Alexandre Mongeon
Quebec, Canada	46	Chief Executive Officer and Director	August 2014

Patrick Bobby
Quebec, Canada	51	Head of Performance & Special Projects and Director	August 2014

Xavier Montagne
Quebec, Canada	48	Chief Technology Officer and Chief Operating Officer	April 2021

Kulwant Sandher
British Columbia, Canada	61	Chief Financial Officer	July 2019

Alan D. Gaines
Nevada, USA	68	Chairman	May 2021

Renaud Cloutier
Quebec, Canada	58	Director	September 2020

Steve P. Barrenechea
California, United States	64	Director	September 2020

Luisa Ingargiola
Florida, United States	59	Director	September 2020

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

Alan Gaines, Chairman

Mr. Gaines is an experienced investment banker and entrepreneur, active within traditional renewable/sustainable CleanTech, general technology, EV/CEV battery technology/chemistry, energy storage and infrastructure, as well as traditional fossil fuels. Mr. Gaines specializes in large scale capital formation, M&A, recapitalization/restructuring, and board protocol and governance. Mr. Gaines currently serves as a Director of Auto Innovation Group, Ltd. and David Brown Automotive, Ltd., both based in the United Kingdom. Mr. Gaines has more than 35 years’ experience as a transactional investment banker and M&A advisor, having led or participated in the raising of debt and equity totaling over $100 billion. Mr. Gaines served as founder and Chairman of Dune Energy, Inc. from its inception in May 2001 through April 2010. He served as CEO through May 2007, when he stepped down, taking a far less active role following Dune’s acquisition of Goldking Energy Corporation for $540 million. Mr. Gaines resigned as Chairman in 2010. Mr. Gaines is a director of The Limestone Boat Company Limited. In 1983, he co-founded Gaines, Berland Inc., a full service investment bank and brokerage specializing in global energy markets, with particular emphasis given to capital formation and M&A advisory for small and mid-cap public and private upstream and midstream companies. Mr. Gaines sold his interest in Gaines, Berland Inc. in 1998. Mr. Gaines holds a BBA in Finance from Baruch College (CUNY), and an MBA in Finance (“With Distinction”-Valedictorian) from The Zarb School, Hofstra University Graduate School of Management.

Renaud Cloutier, Director

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

Steve P. Barrenechea, Director

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

Luisa Ingargiola, Director

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

B. Compensation

During the last completed fiscal year of the Company, the Company had four named executive officers, namely, its Chief Executive Officer, Alexandre Mongeon, its Chief Financial Officer, Kulwant Sandher, Chief Operating Officer and Chief Technology Officer, Xavier Montagne, and Head of Performance and Special Projects, Patrick Bobby.

Compensation of Executive Officers

				Non-equity
				incentive
		Share-based	Option-based	plan	Pension	All other
	Salary	awards	awards	compensation	value	compensation	Total
Name	($)	($)	($)	($)	($)	($)	($)
Alexandre Mongeon, Chief Executive Officer and Director	567,016	Nil	14,472	Nil	Nil	Nil	581,488
Kulwant Sandher, Chief Financial Officer	328,790	Nil	14,472	Nil	Nil	Nil	343,262
Patrick Bobby, Head of Performance & Special Projects and Director(1)	411,472	Nil	14,472	Nil	Nil	Nil	425,944
Xavier Montagne, Chief Technology Officer and Chief Operating Officer	229,804	Nil	883,703	Nil	Nil	Nil	1,113,507

(1) Mr. Bobby had been our Chief Operating Officer through December 14, 2021, at which time he resigned from that role and became our Head of Performance & Special Projects.

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

Pursuant to the terms and provisions of the Sandher Agreement: (a) Mr. Sandher is appointed as our Chief Financial Officer and will undertake and perform the duties and responsibilities normally and reasonably associated with such office; (b) we shall pay to Mr. Sandher a gross annual net salary of CAD$250,000 (the “Annual Base Salary”); (c) provide Mr. Sandher with employee benefits, if and when such benefits have been adopted by us, including group health insurance, accidental death and dismemberment insurance, travel accident insurance, group life insurance, short-term disability insurance, long-term disability insurance, drug coverage and dental coverage (the “Group Benefits”); (d) Mr. Sandher is eligible to receive minimum bonus of 25% of his Annual Base salary and a discretionary bonus of between 50% and 100% of his Annual Base Salary; and (e) Mr. Sandher will be entitled to four weeks’ paid annual vacation per calendar year.

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

As of December 14, 2021, Mr. Bobby is no longer our Chief Operating Officer but instead became our Head of Performance and Special Projects. Our agreement with him for his executive services remains otherwise unchanged.

Xavier Montagne, Chief Technology Officer and Chief Operating Officer

On February 23, 2021, we entered into an employment agreement with Xavier Montagne with a term commencing on April 1, 2021 (the “Montagne Agreement”).

Pursuant to the terms and provisions of the Montagne Agreement: (a) Mr. Montagne is appointed as our Chief Technology Officer and will undertake and perform the duties and responsibilities normally and reasonably associated with such office; (b) we shall pay to Mr. Montagne a gross annual base salary of CAD$215,000; (c) we shall provide Mr. Montagne with employee benefits, if and when such benefits have been adopted by us, including group health insurance, group life insurance, disability insurance, and dental coverage; and (d) Mr. Montagne will be entitled to four weeks’ paid annual vacation per reference period of May 1st to April 30th. Furthermore, we granted to Mr. Montagne an equity award of 100,000 Options under the Share Option Plan.

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

On December 14, 2021, Mr. Montagne also became our Chief Operating Officer, and as a result his salary increased his annual base salary to $250,000.

Director Compensation

The following table sets forth the value of all compensation paid to the directors, excluding Alexandre Mongeon and Patrick Bobby who are paid as officers and not as a directors:

				Non-equity
				incentive
	Fees	Share-based	Option-based	plan	Pension	All other
	earned	awards	awards	compensation	value	compensation	Total
Name	($)	($)	($)	($)	($)	($)	($)
Alan D. Gaines, Chairman	Nil	Nil	1,494,393	Nil	Nil	294,624	1,789,017
Steve P. Barrenechea, Director	102,991	Nil	41,439	Nil	Nil	304,245	448,675
Renaud Cloutier, Director	85,830	Nil	41,439	Nil	Nil	Nil	127,269
Luisa Ingargiola, Director	102,991	Nil	41,439	Nil	Nil	Nil	144,430

Outstanding Option-based Awards for Named Executive Officers and Directors

The following table reflects all option-based awards for each Named Executive Officer and director outstanding as at August 31, 2022. We do not have any other equity incentive plans other than our Share Option Plan.

Option–based Awards
	Number of
	securities
Named	underlying
Executive	unexercised
Officer	options	Option exercise	Option expiration
or Director	(#)(1)	price ($)	date
Alexandre Mongeon, Chief Executive Officer	64,864	$3.70	May 27, 2025
Alexandre Mongeon, Chief Executive Officer	35,000	$16.29	November 24, 2030
Patrick Bobby, Head of Performance & Special Projects (2)	64,864	$3.70	May 27, 2025
Patrick Bobby, Head of Performance & Special Projects	35,000	$16.29	November 24, 2030
Kulwant Sandher, Chief Financial Officer	59,459	$3.70	May 27, 2025
Kulwant Sandher, Chief Financial Officer	35,000	$16.29	November 24, 2030
Xavier Montagne, Chief Technology Officer and Chief Operating Officer	100,000	$15.75	February 23, 2026
	90,000	$5.65	January 22, 2027
Alan D. Gaines, Chairman	500,000	$9.93	May 14, 2026
Steven Barrenechea, Director	100,000	$16.72	November 24, 2025
Renaud Cloutier, Director	100,000	$16.72	November 24, 2025
Luisa Ingargiola, Director	100,000	$16.72	November 24, 2025
(1)	These options to purchase common shares were issued pursuant to our Share Option Plan which is summarized in this Annual Report in the section entitled “Executive Compensation - Share Option Plans and Share options- 2020 Share Option Plan ”. The options were granted on May 27, 2020 and vest in equal twelfths once a month for a year.
(2)	Mr. Bobby had been our Chief Operating Officer through December 14, 2021, at which time he resigned from that role and became our Head of Performance & Special Projects.

Incentive Plan Awards

The following table provides information concerning our incentive award plans with respect to each Named Executive Officer and directors during the fiscal year ended August 31, 2022.

	Option-based Awards –	Non-Equity Incentive
Named Executive Officer	Value Vested	Plan Compensation – Value
and Director	During the Year ($)(1)	Vested During the Year ($)(2)
Alexandre Mongeon, Chief Executive Officer	$52,379	—
Patrick Bobby, Head of Performance & Special Projects (3)	$52,379	—
Kulwant Sandher, Chief Financial Officer	$52,379	62,500
Luisa Ingargiola, Director	$149,655	—
Renaud Cloutier, Director	$149,655	—
Steven P. Barrenechea, Director	$149,655	—
Alan Gaines, Chairman	$2,244,828	—
Xavier Montagne, Chief Technology Officer and Chief Operating Officer	$790,179	—
(1)	Based on price per Common Share of US$4.475, being the closing price on November 25, 2022 and a U.S. dollar to Canadian dollar exchange rate of 1.3377 as reported by the Bank of Canada on November 25, 2022.
(2)	Represents amounts expected to be earned pursuant to the Company’s bonus plan based on 100% of target payout amounts. In most cases, actual payments will depend upon the achievement of performance goals and will be paid in cash in the year following the fiscal year in respect of which they are earned, but in the case of Kulwant Sandher, a portion of the bonus is paid automatically every quarter.
(3)	Mr. Bobby had been our Chief Operating Officer through December 14, 2021, at which time he resigned from that role and became our Head of Performance & Special Projects.

Pension Benefits

We do not have any defined benefit pension plans or any other plans providing for retirement payments or benefits.

Termination of Employment and Change of Control Benefits

Details with respect to termination of employment and change of control benefits for our directors and executive officers is reported above under the section titled “Executive Compensation Agreements.”

Share Option Plans and Share Options

The following table sets forth, as at August 31, 2022, the equity compensation plans pursuant to which our equity securities may be issued:

Number of
securities remaining
available
	Number of		for future
	securities to		issuance
	be issued	Weighted -	under equity
	upon exercise	average exercise	compensation
	of outstanding	price	plans (excluding
	options, warrants	of outstanding	Securities
	and	options, warrants	reflected in
	rights	and rights ($)	column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders(1)	1,709,121	$9.92	55,831
Equity compensation plans not approved by securityholders	—	$—	—
Total	1,709,121	$9.92	55,831
(1)	Includes 440,000 options included in agreements with management entered into in November 2020 for options to be issued pursuant to the Share Option Plan.

2020 Share Option Plan

On January 20, 2020, our Board adopted our 2020 Share Option Plan (as amended and restated, the “Share Option Plan”) under which an aggregate of 1,764,952 shares may be issued, subject to adjustment as described in the Share Option Plan.

The purpose of the Share Option Plan is to retain the services of our valued key employees, directors and consultants and such other persons as the plan administrator, which is currently the Board, shall select in accordance with the eligibility requirements of the Share Option Plan, and to encourage such persons to acquire a greater proprietary interest in our Company, thereby strengthening their incentive to achieve the objectives of our shareholders, and to serve as an aid and inducement in the hiring of new employees and to provide an equity incentive to consultants and other persons selected by the plan administrator. The Share Option Plan shall be administered initially by our Board, except that the Board may, in its discretion, establish a committee composed of two or more members of the Board to administer the Share Option Plan, which committee may be an executive, compensation or other committee, including a separate committee especially created for this purpose.

Unless accelerated in accordance with the Share Option Plan, in the event an Option holder’s Continuous Service terminates (other than upon the Option holder’s death or Disability), the Option holder may exercise his or her Option (to the extent that the Option holder was entitled to exercise such Option as of the date of termination) but only within such period of time ending on the earlier of (a) the date thirty (30) days following the termination of the Option holder’s Continuous Service or (b) the expiration of the term of the Option as set forth in the Award Agreement; provided that, if we terminate Continuous Service for Cause, all outstanding Options (whether or not vested) shall immediately terminate and cease to be exercisable. If, after termination, the Option holder does not exercise his or her Option within the time specified in the Award Agreement, the Option shall terminate. In the event an Option holder’s Continuous Service terminates as a result of the Option holder’s death or disability, then the Option may be exercised (to the extent the Option holder was entitled to exercise such Option as of the date of death) by the Option holder’s estate, by a person who acquired the right to exercise the Option by bequest or inheritance or by a person designated to exercise the Option upon the Option holder’s death, but only within the period ending on the earlier of (a) the date 12 months following the date of death or (b) the expiration of the term of such Option as set forth in the Award Agreement. If, after the Option holder’s death, the Option is not exercised within the time specified herein or in the Award Agreement, the Option shall terminate.

For purposes of the Share Option Plan, unless otherwise defined in the share option agreement between us and the optionee, “disability” shall mean unless the applicable Award Agreement says otherwise, that the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment. The Compensation Committee shall determine whether an optionee has incurred a disability on the basis of medical evidence acceptable to the plan administrator. Upon making a determination of disability, the Compensation Committee shall, for purposes of the Share Option Plan, determine the date of an optionee’s termination of employment or contractual relationship.

As of August 31, 2022, we have issued and outstanding 1,706,418 share options (or the right to acquire share options) under the Share Option Plan:

●	345,946 of these options are exercisable at $3.70, all of which have vested;
●	162,162 of these options are exercisable at $2.775, all of which have vested;
●	10,810 of these options are exercisable at $3.70 and vest 25% after one year after their grant and monthly in 1/36ths thereafter;
●	440,000 of these options are exercisable at $16.29, all of which have vested;
●	120,000 of these options are exercisable at $15.75 and vest 25% after one year after their grant and in monthly in 1/36th thereafter;
●	500,000 of these options are exercisable at $8.98 all of which have vested;
●	25,000 of these options are exercisable at $8.85 all of which are vested; and
●	102,500 of these options are exercisable at $5.65 all of which have vested.

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

Our Board consists of six directors. Four of our six directors satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. Our directors are elected annually at each annual meeting of our company’s shareholders. Notwithstanding the foregoing, each director is to serve until his successor is elected and qualified or until his death, resignation or removal. Our Board appoints our officers and each officer is to serve until his successor is appointed and qualified or until his or her death, resignation or removal. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors.

Our Board is responsible for appointing our company’s officers.

Board Committees

On November 27, 2020, we established three committees under the Board: an Audit Committee, a Compensation Committee and a Nominating Committee. Each committee is governed by a charter approved by our Board.

Audit Committee

Our Audit Committee consists of Renaud Cloutier, Steve P. Barrenechea, Luisa Ingargiola and Alan Gaines and is chaired by Ms. Ingargiola. Each member of the Audit Committee satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meets the independence standards under Rule 10A-3 under the Exchange Act. Our Audit Committee Financial Expert is Luisa Ingargiola who qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Listing Rules of the Nasdaq Stock Market. The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The Audit Committee is responsible for, among other things:

●	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;
●	reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K;
●	discussing the annual audited financial statements with management and our independent registered public accounting firm;
●	annually reviewing and reassessing the adequacy of our Audit Committee charter;
●	meeting separately and periodically with the management and our independent registered public accounting firm;
●	reporting regularly to the full Board;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposure; and
●	such other matters that are specifically delegated to our Audit Committee by our Board from time to time.

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

Nominating Committee

Our Nominating Committee consists of Renaud Cloutier, Steve P. Barrenechea and Alan Gaines and is chaired by Mr. Cloutier. Each member of the Audit Committee satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The Nominating Committee is responsible for overseeing the selection of persons to be nominated to serve on our Board. The Nominating Committee considers persons identified by its members, management, shareholders, investment bankers and others.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics (the “Code”) that applies to our directors, officers and other employees. The Code was filed as an exhibit to amendment number 2 to our registration statement on Form F-1 on September 22, 2020. During the year ended August 31, 2022, no waivers or requests for exemptions from the Code were either requested or granted. The Code may be viewed on our website at https://investors.visionmarinetechnologies.com.

D. Employees

As of August 31, 2022, we employed a total of 51 people full-time and no one part-time. All of our employees were employed at our principal executive offices in Boisbriand, Quebec and at our rental operation in Newport, California. None of our employees are covered by a collective bargaining agreement.

The breakdown of full-time employees by main category of activity is as follows:

Number of
Full-Time
Activity	Employees
Administration	36
Manufacturing	15

E. Share Ownership

For information regarding the share ownership of our directors and executive officers, see “Item 6.B, Compensation” and “Item 7.A, Major Shareholders.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of our common shares as of November 21, 2022 by (a) each shareholder who is known to us to own beneficially 5% or more of our outstanding common shares; (b) all directors; (c) our executive officers, and (d) all executive officers and directors as a group. Except as otherwise indicated, all persons listed below have (i) sole voting power and investment power with respect to their common shares, except to the extent that authority is shared by spouses under applicable law, and (ii) record and beneficial ownership with respect to their common shares.

		Percentage of
	Common Shares	Common Shares
	Beneficially	Beneficially
Name	Owned (1)	Owned (2)
Directors and Executive Officers:
Alexandre Mongeon, Chief Executive Officer, Director (3)(4)	2,536,973	29.7%
Patrick Bobby, Head of Performance and Special Projects, Director (3)(5)	2,251,182	26.4%
Xavier Montagne, Chief Technology Officer and Chief Operating Officer	157,500	1.8%
Kulwant Sandher, Chief Financial Officer (6)	300,254	3.5%
Renaud Cloutier, Director (7)	100,000	1.2%
Steve P. Barrenechea, Director (7)	100,000	1.2%
Luisa Ingargiola, Director (7)	100,000	1.2%
Alan Gaines, Chairman (8)	500,000	5.6%
Directors and Executive Officers as a Group (Eight Persons)	3,905,404	40.4%
Other 5% or more Shareholders:
Michel Amyot (9)	563,832	6.7%
James Stafford	547,297	6.5%
Société De Placements Robert Ghetti Inc.	1,066,895	12.6%
(1)	Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the number of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of common shares actually outstanding on November 21, 2022.

(2)	The percentage is calculated based on (i) 8,437,379 common shares that were outstanding as of November 21, 2022 and (ii) common shares deemed to be beneficially owned by such person or group if the person or group has the right to acquire the common shares within 60 days of the date as of which the information is provided.
(3)	Includes 2,140,506 shares held by 9134-0489 Quebec Inc. This entity is jointly owned by Alexandre Mongeon and Patrick Bobby who each have dispositive and voting control over it.
(4)	Includes 99,865 common shares underlying options that have vested or will vest within the next 60 days.
(5)	Includes 99,865 common shares underlying options that have vested or will vest within the next 60 days.
(6)	205,795 of these shares are held by KPAC Holding Ltd., an entity over which Kulwant Sandher has dispositive and voting control. Also includes common shares underlying 94,459 options that have vested or will vest within the next 60 days.
(7)	Includes 100,000 shares underlying options that have vested or will vest within the next 60 days.
(8)	Includes 500,000 shares underlying options that have vested or will vest within the next 60 days.
(9)	Includes (i) 536,805 shares held by Gestion Toyma Inc., an entity over which Michel Amyot has dispositive and voting control and (ii) 27,027 common shares underlying options that have vested or will vest within the next 60 days.

The information as to shares beneficially owned, not being within our knowledge, has been furnished by the officers and directors.

As at November 21, 2022, there were 71 holders of record of our common shares in the United States.

Transfer Agent

Our common shares are recorded in registered form on the books of our transfer agent, VStock Transfer, LLC, located 18 Lafayette Place, Woodmere, New York 11598.

B. Related Party Transactions

As at the year ended August 31, 2022, the amounts due to and from related parties are as follows:

	2022	2021
	$	$
Share subscription receivable
9335‑1427 Quebec Inc.	25,000	25,000
Alexandre Mongeon	14,200	14,200
	39,200	39,200

Current advances to related party
Alexandre Mongeon	16,736	185,407

Amounts due to related parties included in trade and other payable
Alexandre Mongeon	16,000	74,157
Patrick Bobby	12,308	11,092
Kulwant Sandher	8,062	7,054
Xavier Montagne	8,292	—
Mac Engineering, SASU	—	29,957
	44,662	122,260

The following table summarizes our related party transactions for the year ended August 31, 2022:

	2022	2021	2020
	$	$	$

Revenues
Sales of boats
EB Rental Ltd. [prior to June 3, 2021]	—	84,149	101,684
Patrick Bobby		—	11,000
Sale of parts and boat maintenance
EB Rental Ltd. [prior to June 3, 2021]	—	40,310	79,696

Other
EB Rental Ltd. [prior to June 3, 2021]	—	—	2,500
7858078 Canada Inc. [prior to June 3, 2021]	—	—	6,074

Expenses
Cost of sales
EB Rental Ltd. [prior to June 3, 2021]	—	11,444	16,865

Research and Development
9335‑1427 Quebec Inc.	—	75,020	—
Mac Engineering, SASU	666,178	176,500	—

Travel and entertainment
EB Rental Ltd. [prior to June 3, 2021]	—	8,926	—

Advertising and promotion
EB Rental Ltd. [prior to June 3, 2021]	—	11,245	—

Rent expense
California Electric Boat Company Inc.	—	—	—
EB Rental Ltd. [prior to June 3, 2021]	—	—	65,934

Office salaries and benefits
Montana Strategies Inc.	62,462	—	—

The Company leases its Boisbriand premises from California Electric Boat Company Inc. with a right-of-use assets as at August 31, 2022 of $889,866 (August 31, 2021 – $1,132,556) and lease liability of $971,399 (August 31, 2021 – $1,177,867).

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

The consolidated financial statements of the Company for the years ended August 31, 2022, 2021 and 2020 have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board, or IASB, and are included under Item 18 of this Annual Report. The consolidated financial statements for the years ended August 31, 2022 and 2021, including related notes, are accompanied by the report of the Company’s independent registered public accounting firm, Ernst & Young LLP. The financial statements for the year ended August 31, 2020, including related notes, are accompanied by the report of the Company’s independent registered public accounting firm, BDO Canada LLP.

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

We have not experienced any significant changes since the date of the consolidated financial statements included with this Annual Report except as disclosed in this Annual Report.

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

Our company was incorporated under the laws of the Province of Quebec, Canada on August 27, 2012 under the name Riopel Marine, Inc. We amended our Articles of Incorporation on April 22, 2020 to change our name to Vision Marine Technologies Inc. We amended our Articles of Incorporation on September 30, 2022 to create a new class of preferred shares. The following is a description of certain sections of our Articles of Incorporation as amended.

Remuneration of Directors

Our directors are entitled to the remuneration for acting as directors as the directors may from time to time determine. Unless otherwise provided for in a unanimous shareholder’s agreement, the Board fixes, from time to time, by resolution, the remuneration of the directors. In addition, the Board, may, by resolution, grant special compensation to a director who performs a specific or additional mandate on behalf of the Corporation. Directors also have the right to be reimbursed for travel expenses and all reasonable costs and expenses incurred in the exercise of their duties.

Number of Directors

Our Articles of Incorporation provide for a minimum of one and a maximum of ten directors. The Board is composed of the fixed number of directors, between these minimum and maximum numbers, determined by resolution of the Board, or failing that by shareholder resolution. An amendment to the Articles of Incorporation which reduces the number of directors does not end the mandate of the directors in office.

Directors

Our directors are elected each year at the annual shareholder’s meeting. The election of a director is made by plurality of votes; the candidates who collect the greatest number of votes are elected in descending order, up to the number of positions to be filled. Our Articles of Incorporation provide that the Board may, between annual meetings, appoint one or more additional directors to serve until the next annual meeting, but the number of additional directors must not at any time exceed the fixed or maximum number of directors provided for by the Articles of Incorporation.

Our directors may from time to time on behalf of our company, without shareholder approval:

●	Take out loans;
●	Issue, reissue, sell or mortgage its debt securities;
●	Give security for the performance of another person’s obligation;
●	Mortgage all or part of his property, present or future, in order to guarantee the performance of any obligation;
●	Fill vacancies in the directors or the auditor or to appoint additional directors;
●	Appoint the chairman of the Corporation and the chairman of the Board, the head of management, the head of operations or the head of finance, and fix their remuneration;
●	Authorize the issue of shares;
●	Approve the transfer of unpaid shares;
●	Declare dividends;
●	Acquire, in particular by purchase, redemption or exchange, shares issued by the Corporation;
●	Subdivide, redesign or convert shares;
●	Authorize the payment of a commission to a person who purchases shares or other securities in the Corporation, or who undertakes to buy or to have these shares or values purchased;
●	Approve the financial statements presented at annual meetings of shareholders;
●	Adopt the rules of procedure, modify or repeal them;
●	Authorize calls for payments;
●	Authorize the confiscation of shares;
●	Approve an amendment to the Articles of Incorporation allowing the series division of a class of unissued shares and establish the designation, rights and restrictions;
●	Approve a simplified merger.

Authorized Capital

Our Articles of Incorporation provides that our authorized capital consists of two (2) classes of shares. We are authorized to issue an unlimited number of common shares without par value, issuable in four series, of which an unlimited number are designated as Voting Common Shares - Series Founder, an unlimited number are designated as Voting Common Shares - Series Investor 1, an unlimited number are designated as Voting Common Shares - Series Investor 2 and an unlimited number are designated as Non-Voting Common Shares. We are also authorized to issue unlimited number of preferred shares without par value, in one (1) or more series, each series to consist of such number of shares as may before issuance thereof be determined by the directors.

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

The directors of the Corporation may at any time and from time to time issue the Preferred Shares in one (1) or more series, each series to consist of such number of shares as may before issuance thereof be determined by the directors, with such designation, rights, restrictions, conditions and limitations to attach to the Preferred Shares as the directors of the Corporation may determine.

Shareholder Meetings

The Business Corporations Act provides that: (i) the corporation must hold an annual meeting of shareholders; if necessary, it can hold one or more special shareholder’s meetings; (ii) shareholders meeting may be held in Quebec, in any place chosen by the Board, or may be held at a location outside Quebec if the articles allow it, or if all the shareholders entitled to vote agree; (iii) an annual meeting must be held within 18 months of the incorporation of the Corporation and, thereafter, within 15 months of the previous annual meeting; (iv) the Board may at any time call a special meeting; (v) shareholders holding at least 10% of the shares giving the right to vote at the special meeting requested to be convened may, by means of a notice, request the Board to convene a special meeting for the purposes set out in their request.

C. Material Contracts

In addition to the contracts described elsewhere in this Annual Report, the following are summaries of each material contract to which we are a party for the two years preceding the date of this Annual Report.

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

Indenture

On May 14, 2021, we purchased debentures in the principal amount of $3,400,000 from Limestone pursuant to an Indenture between Limestone and TSX Trust Company, as Trustee. The debentures mature on May 14, 2024. The debentures are unsecured and bear interest at the rate of 10% per annum. The Debentures are convertible into Limestone common shares at the price of $0.36 per share. At any time that the volume weighted average closing price of Limestone’s common shares on the TSX Venture Exchange, or any other exchange on which the common shares are listed, is equal to or higher than $0.50 per share for 20 consecutive trading days, Limestone may force the conversion of the Debentures at $0.36 per share with 30 days’ notice. We will be restricted selling any common shares into which the Debentures are converted pursuant to a statutory hold period in Canada of four months and one day.

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

E. Taxation

Certain U.S. Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax considerations generally applicable to a “U.S. Holder” of the ownership and disposition of the Common Shares. This summary addresses only holders who hold the Common Shares as capital assets (generally, property held for investment purposes). This summary does not address all potentially relevant U.S. federal income tax matters, and unless otherwise specifically provided, it does not address any state, local, non-U.S. alternative minimum, unearned income “Medicare” contribution, estate or gift tax consequences of holding or disposing of common shares.

As used herein, the term “U.S. Holder” means any beneficial owner of Common Shares, who, for U.S. federal income tax purposes, is: (i) a citizen or individual resident of the United States; (ii) a corporation (or other entity classified as a corporation for U.S. federal tax purposes) organized in or under the laws of the United States or of any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (A) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) that has elected to be treated as a U.S. person under applicable U.S. Treasury Regulations.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal tax purposes) holds common shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partnerships (or other entities or arrangements classified as a partnership for U.S. federal tax purposes) holding common shares, and their partners and other owners, should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements and rulings of the Internal Revenue Service (“IRS”), judicial decisions and existing and proposed U.S. Treasury Regulations, changes to any of which subsequent to the date of this Annual Report may affect the tax consequences described herein, possibly on a retroactive basis. This summary is for general guidance only and does not address the consequences applicable to certain categories of shareholders subject to special treatment under the Code, including tax-exempt organizations, pass through entities, certain financial institutions, insurance companies, qualified retirement plans, individual retirement accounts or other tax deferred accounts, persons that hold common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale or other arrangement involving more than one position, persons that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services, dealers in securities or foreign currencies, traders in securities that elect to use a mark to market method of accounting, U.S. persons whose functional currency (as defined in the Code) is not the U.S. dollar, former citizens or permanent residents of the United States, or persons that own directly, indirectly or constructively 10% or more of our shares by voting power or by value.

Prospective investors should consult their own tax advisors with respect to the tax considerations relevant to them, having regard to their own particular circumstances.

The Common Shares

Distributions with respect to the Common Shares

Subject to the passive foreign investment company (“PFIC”) rules discussed below, a U.S. Holder will generally recognize, to the extent out of our current and accumulated earnings and profits (determined in accordance with U.S. federal income tax principles), dividend income on the receipt (or constructive receipt) of distributions on the Common Shares (including amounts withheld to pay any Canadian withholding taxes). The Company does not intend to calculate its earnings and profits in accordance with U.S. federal income tax principles. Accordingly, U.S. Holders should expect that a distribution will generally be treated as a dividend for U.S. federal income tax purposes.

The amount of any dividend paid to a U.S. Holder in Canadian dollars (including amounts withheld to pay Canadian withholding taxes) will be includible in income in a U.S. dollar value amount by reference to the exchange rate between the U.S. dollar and the Canadian dollar in effect on the date of receipt of such dividend by the U.S. Holder, regardless of whether the Canadian dollars so received are in fact converted into U.S. dollars. A U.S. Holder will have a tax basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. If the Canadian dollars received are converted into U.S. dollars on the date of receipt, the U.S. Holder should generally not be required to recognize foreign currency gain or loss in respect of the dividend. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder may recognize foreign currency gain or loss on a subsequent conversion or other disposition of the Canadian dollars. Such gain or loss will generally be treated as U.S. source ordinary income or loss.

The Company believes that it is a “qualified foreign corporation” and, therefore, distributions treated as dividends and received by certain non-corporate U.S. Holders will be taxed at preferential rates, provided applicable holding period and certain other requirements are satisfied, including that it is not treated as a PFIC for the year of the distribution or for the prior taxable year. Any amount of such distributions treated as dividends will generally not be eligible for the “dividends received” deduction ordinarily available to certain U.S. corporate shareholders under section 243 of the Code.

Distributions on Common Shares that are treated as dividends will generally constitute income from sources outside the United States and will generally be categorized for U.S. foreign tax credit purposes as “passive category income.” A U.S. Holder may be eligible to elect to claim a U.S. foreign tax credit against its U.S. federal income tax liability, subject to applicable limitations and holding period requirements, for Canadian tax withheld, if any, from distributions received in respect of common shares. A U.S. Holder that does not elect to claim a U.S. foreign tax credit may instead claim a deduction for Canadian tax withheld, but only for a taxable year in which the U.S. Holder elects to do so with respect to all non-U.S. income taxes paid or accrued in such taxable year. The rules relating to U.S. foreign tax credits are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale, Exchange or Other Taxable Disposition of the Shares

Subject to the PFIC rules discussed below, upon a sale, exchange or other taxable disposition of a Common Share, a U.S. Holder will generally recognize a capital gain or loss equal to the difference between the amount realized on such sale, exchange or other taxable disposition (or, if the amount realized is denominated in Canadian dollars, its U.S. dollar equivalent, generally, for U.S. Holders that use the cash method and for electing U.S. Holders that use accrual method, determined by reference to the spot rate of exchange on the date of settlement) and the holder’s tax basis of such Common Share. Such gain or loss will be a long-term capital gain or loss if the Common Share has been held for more than one year and will be short-term capital gain or loss if the holding period is equal to or less than one year. Such gain or loss will generally be considered U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

PFIC Rules

A foreign corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income is “passive income” or (ii) 50% or more of the average quarterly value of its assets produce (or are held for the production of) “passive income.” For this purpose, “passive income” generally includes interest, dividends, rents, royalties and certain gains. The Company will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation, the equity of which it owns, directly or indirectly, 25% or more (by value). We currently do not believe that we were a PFIC in the preceding taxable year nor do we anticipate that we will be a PFIC in the current taxable year or in future taxable years. However, the determination as to whether we are a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and is not determinable until after the end of such taxable year. Further, the determination is based in part on the mix, use and value of our assets, which values may be treated as changing for U.S. federal income tax purposes as our market capitalization changes. Because of the above described uncertainties, there can be no assurance that the IRS will not challenge the determination made by us concerning our PFIC status or that we will not be a PFIC for any taxable year. If we were classified as a PFIC in any taxable year during which a U.S. Holder owns our Common Shares, certain adverse tax consequences could apply to such U.S. Holder. If we are characterized as a PFIC, a U.S. Holder may be able to make a “mark-to-market” election with respect to our common shares that would alleviate some of the adverse consequences of PFIC status. Although U.S. tax rules also permit a U.S. Holder to make a “qualified electing fund” election with respect to the shares of a non-U.S. corporation that is a PFIC if the non-U.S. corporation provides certain information to its investors, we do not currently intend to provide the information that would be necessary for a U.S. Holder to make a valid “qualified electing fund” election with respect to our common shares. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to their investments in Common Shares and whether to make an election or protective election.

Required Disclosure with Respect to Foreign Financial Assets

Certain U.S. Holders are required to report information relating to an interest in Common Shares, subject to exceptions (including an exception for Common Shares held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in Common Shares. U.S. Holders should consult their own tax advisors regarding information reporting requirements relating to their ownership of Common Shares.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding on a duly executed IRS Form W-9 or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

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

Not Applicable.

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

	Contractual	Less than		Greater than
	cash flows	one year	1‑5 years	5 years
	$	$	$	$
August 31, 2022
Trade and other payables	1,030,331	1,030,331	—
Other financial liabilities	177,834	177,834	—
Long-term debt	227,349	72,090	155,259
	1,435,514	1,280,255	155,259

August 31, 2021
Trade and other payables	848,054	848,054	—	—
Other financial liabilities	237,444	237,444	—	—
Long-term debt	64,115	10,179	53,936	—
	1,149,613	1,095,677	53,936	—

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

Foreign exchange risk

Foreign exchange risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. We have certain financial assets and liabilities denominated in United States dollars. The Canadian dollar equivalent carrying amounts of these assets and liabilities are as follows:

	2022	2021
	$	$
Cash	5,142,703	11,219,143
Trade and other receivables	103,116	—
Trade and other payables	172,871	294,637

Sensitivity

A reasonably possible 1% strengthening (weakening) of the U.S. dollar against the Canadian Dollar at the reporting date would have increased (decreased) net income (loss) and other comprehensive income by the amounts shown below. This analysis assumes that all other variables remain constant.

	Net income (loss)		Other comprehensive income
	+5%	-5%	+5%	-5%
	$	$	$	$

August 31, 2022	253,000	(253,000)	358,000	(358,000)

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

Below is a sensitivity analysis based on variations in the key assumptions used in the model. The table presents the fair value of the Debentures would have been as at August 31, 2022 had the key assumptions varied as indicated:

	Volatility		Credit spread
	+5%	‑5%	+2%	‑2%
	$	$	$	$

Fair value of Debentures	2,441,000	2,431,500	2,382,000	2,490,500

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

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

E. Use of Proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls & Procedures

Disclosure controls and procedures are defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act to mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the Company in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and includes, without limitation, controls and procedures designed to ensure that such information is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As required by Rule 13a-15 or 15d-15 under the Exchange Act, we have carried out an evaluation of the effectiveness of our Company’s disclosure controls and procedures as of the end of the period covered by this Annual Report, being August 31, 2022. This evaluation was carried out by our Chief Executive Officer and Chief Financial Officer. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures at August 31, 2022 were not effective to provide reasonable assurance that material information required to be disclosed by us in the reports that we file with, or submit to, the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and regulations, due to the inadvertent omission of historical financial statements for EBR. To remediate the foregoing deficiency in our disclosure controls and procedures that led to the inadvertent omission described above, we are implementing additional steps, which include: (i) adopting additional internal review procedures with respect to required disclosures in the reports that we file with, or submit to, the SEC under the Exchange Act; (ii) enhancing our internal communication process associated with such disclosures; and (iii) improving our training and education of certain of our personnel who are involved in aspects of our reporting process.

B. Management’s Annual Report On Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reports in accordance with IFRS. Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, our management assessed the effectiveness of our internal control over financial reporting as at August 31, 2022. In making this assessment, our management used the criteria, established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

As a result of the year-end assessment process for the year ended August 31, 2022, we identified that we did not maintain effective processes and controls over the accounting for and reporting of complex and non-routine transactions. Specifically, we determined that there was a lack of sufficient accounting and finance personnel to perform in-depth analysis and review of complex accounting matters and non-routine transactions within the timeframes set by us for filing our consolidated financial statements. Because of this deficiency, we concluded there was a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis at August 31, 2022, and we issued the corrections described herein for the period ended May 31, 2022.

A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected.

To remediate the identified material weaknesses, management is in the process of designing and implementing revised controls and procedures which management believes will address the material weakness. These controls and procedures include establishing a more comprehensive schedule for management review and establishing additional review procedures over the accounting for complex and non-routine transactions. As at August 31, 2022, the Company is working on remediating the identified material weakness.

Notwithstanding the material weakness, management has concluded that the Company’s consolidated financial statements as at the year ended August 31, 2022 present fairly, in all material respects, the Company’s financial position, results of operations, changes in equity and cash flows in accordance with IFRS.

C. Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report is not subject to attestation by the Company’s registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management’s report in this Annual Report.

D. Changes In Internal Control Over Financial Reporting

No changes were made to our internal controls over financial reporting that occurred during the quarter and fiscal year ended August 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics (the “Code”) that applies to our directors, officers and other employees. The Code was filed as an exhibit to amendment number 2 to our registration statement on Form F-1 on September 22, 2020. During the year ended August 31, 2022, no waivers or requests for exemptions from the Code were either requested or granted. The Code may be viewed on our website at https://investors.visionmarinetechnologies.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

We have appointed Ernst & Young LLP as our independent registered public accounting firm. The following table sets forth information regarding the amount billed and accrued to us by Ernst & Young LLP for the fiscal year ended August 31, 2022 and 2021:

	Period Ended August 31
	2022	2021
Audit Fees:	$438,757	$190,780
Audit Related Fees:	$—	$—
Tax Fees:	$—	$—
Total:	$438,757	$190,780

BDO Canada LLP acted as our independent registered public accounting firm until August 2021. The following table sets forth information regarding the amount billed and accrued to us by BDO for the fiscal year ended August 31, 2022 and 2021:

	Period Ended August 31
	2022		2021
Audit Fees:	$		$66,250
Audit Related Fees:		$8,460	$—
Tax Fees:		$—	$—
Total:		$8,460	$66,250

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On December 20, 2021, our Board authorized us to repurchase of up to 10% of our common shares, or 832,486 common shares, from time to time via open market purchases or in privately negotiated transactions.

We are constructing a formal plan by which we intend to make such repurchases, and, as a result, we have yet to make any repurchases of our common shares. We intend for repurchases in the open market under the plan to qualify for the safe harbor under Rule 10b-18 of the Exchange Act so that such repurchases do not qualify as an issuer tender offer. As such, for any repurchases made in the open market, such repurchases we will:

●	only use a single broker or dealer per day to bid for or purchase our common shares;
●	restrict the periods during which we may bid for or purchase our common shares;
●	specify the highest price we may bid or pay for our common shares; and
●	limit the amount of common shares an issuer may repurchase in the market in a single day.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On August 13, 2021, we dismissed our independent registered public accounting firm, BDO Canada LLP. The reports of BDO Canada LLP on our financial statements for the fiscal years ended August 31, 2020 and 2019 and the related statements of operations and comprehensive income (loss), changes in shareholders’ equity (deficit), and cash flows for the fiscal years ended August 31, 2020, 2019 and 2018 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. The decision to change the independent registered public accounting firm was recommended and approved by our Board.

During our fiscal years ended August 31, 2019 and 2020 and through August 13, 2021, the date of dismissal, (a) there were no disagreements with BDO Canada LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of BDO Canada LLP, would have caused it to make reference thereto in its reports on the financial statements for such years and (b) there were no “reportable events” that would be required to be described under Item 16F(a)(1)(v) of Form 20-F in connection with our Annual Report, except that, in connection with the preparation of our financial statements as of August 31, 2020 management identified a material weakness in our internal controls as described in Item 15(b) of the Company’s annual report on Form 20-F for the year ended August 31, 2020. This material weakness has not been remediated as of August 13, 2021.

On August 13, 2021, our Board approved the dismissal of BDO Canada LLP and appointment of Ernst & Young LLP as our new independent registered public accounting firm to audit and review our financial statements. During the two most recent fiscal years ended August 31, 2022 and 2021 and any subsequent interim periods through the date hereof prior to the engagement of Ernst & Young LLP, neither we, nor someone on our behalf, has consulted Ernst & Young LLP regarding:

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

ITEM 16G. CORPORATE GOVERNANCE

The Canadian securities regulatory authorities have issued corporate governance guidelines pursuant to National Policy 58-201 - Corporate Governance Guidelines (the “Corporate Governance Guidelines”), together with certain related disclosure requirements pursuant to National Instrument 58-101 - Disclosure of Corporate Governance Practices (the “NI 58-101”). The Corporate Governance Guidelines are recommended as “best practices” for issuers to follow. The Company recognizes that good corporate governance plays an important role in its overall success and in enhancing shareholder value and, accordingly, it has adopted certain corporate governance policies and practices which reflect its consideration of the recommended Corporate Governance Guidelines.

The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and its common shares are listed on the Nasdaq Capital Market. Rule 5615(a)(3) of Nasdaq Stock Market Rules permits foreign private issuers to follow home country practices in lieu of certain provisions of Nasdaq Stock Market Rules. A foreign private issuer that follows home country practices in lieu of certain provisions of Nasdaq Stock Market Rules must disclose ways in which its corporate governance practices differ from those followed by domestic companies either on its website or in the annual report that it distributes to shareholders in the United States. A description of the ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to Nasdaq standards are as follows:

Executive Sessions: The Company does not follow Nasdaq Stock Market Rule 5605(b)(2), which requires companies to have their Independent Directors regularly schedule meetings at which only Independent Directors are present (“executive meetings”). In lieu of following Nasdaq Stock Market Rule 5605(b)(2), the Company follows the Corporate Governance Guidelines, which require that independent directors should hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.

Audit Committee Charter: The Company does not follow Nasdaq Stock Market Rule 5605(c)(1), which requires companies to adopt a formal written audit committee charter that specifies the scope of its responsibilities and the means by which it carries out those responsibilities; the outside auditor’s accountability to the audit committee; and the audit committee’s responsibility to ensure the independence of the outside auditor. In lieu of following Nasdaq Stock Market Rule 5605(c)(1), the Company follows the rules set out in National Instrument 52-110 - Audit Committees (“NI 52-110”), which states that the audit committee must have a written charter that sets out the audit committee’s mandate and responsibilities. Among the audit committee’s responsibilities include the nomination and compensation of an external auditor and review of the Company’s financial statements.

Compensation Committee Charter: The Company does not follow Nasdaq Stock Market Rule 5605(d)(1), which requires companies to adopt a formal written compensation committee charter and have a compensation committee review and reassess the adequacy of the charter on an annual basis. In lieu of following Nasdaq Stock Market Rule 5605(d)(1), the Company follows the Corporate Governance Guidelines, which provide that a compensation committee should have a written charter that outlines the committee’s purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members or subcommittees), and the manner of reporting to the board.

Composition of Compensation Committee: The Company does not follow Rule Nasdaq Stock Market 5605(d)(2), which requires companies to have a compensation committee comprised of at least two members, with each member being Independent Director as defined under Nasdaq Stock Market Rule 5605(a)(2). In lieu of following Nasdaq Stock Market Rule 5605(d)(2), the Company follows the rules of the Corporate Governance Guidelines which provide that the compensation committee should be composed entirely of independent directors.

Independent Director Oversight of Director Nominations: The Company does not follow Nasdaq Stock Market Rule 5605(e)(1), which requires Independent Director involvement in the selection of director nominees, by having a nominations committee comprised solely of Independent Directors. In lieu of following Rule Nasdaq Stock Market 5605(e)(1), the Company follows the Corporate Governance Guidelines which provide that an issuer should have a nominating committee composed entirely of independent directors.

Nominations Committee Charter: The Company does not follow Nasdaq Stock Market Rule 5605(e)(2), which requires companies to adopt a formal written nominations committee charter or board resolution, as applicable, addressing the director nomination process and such related matters as may be required under the federal securities laws. In lieu of following Nasdaq Stock Market Rule 5605(e)(2), the Company follows the Corporate Governance Guidelines, which provide that the nominating committee should have a written charter that clearly establishes the committee’s purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members and subcommittees), and manner of reporting to the board.

Shareholder Meeting Quorum Requirements: The Company does not follow Nasdaq Stock Market Rule 5620(c) which requires that the minimum quorum requirement for a meeting of shareholders be 33 1/3 % of the outstanding common shares. In addition, Nasdaq Stock Market Rule 5620(c) requires that an issuer listed on Nasdaq state its quorum requirement in its by-laws. In lieu of following Nasdaq Stock Market Rule 5620(c), the Company follows Canadian corporate law. Canadian corporate law provides that two or more holders of shares carrying not less in aggregate than 50% of the votes entitled to be voted at the meeting present in person or represented by proxy shall be considered quorum.

Shareholder Approval Requirements: The Company does not follow Nasdaq Stock Market Rules 5635(a) and (b), which require shareholder approval for certain dilutive events (such as issuances that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater interest in us and certain acquisitions of the stock or assets of another company). In lieu of following Nasdaq Stock Market Rules 5635(a) and (b), the Company follows Canadian corporate law, which requires shareholder approval for any transaction that materially affects control of a company and most securities based compensation arrangements, among other things.

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18, “Financial Statements”

ITEM 18. FINANCIAL STATEMENTS

Our financial statements were prepared in accordance with IFRS, as issued by the IASB, and are presented in Canadian dollars.

Our Consolidated Financial statements are filed as part of this Annual Report.

Vision Marine Technologies Inc.

Consolidated financial statements

August 31, 2022 and 2021

Vision Marine Technologies Inc.

Consolidated financial statements

August 31, 2022 and 2021

Report of independent registered public accounting firm

To the Shareholders and the Board of Directors of

Vision Marine Technologies Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Vision Marine Technologies Inc. [the “Company”] as of August 31, 2022 and 2021, the related consolidated statements of changes in shareholders’ equity (deficit), comprehensive loss and cash flows for each of the two years in the period ended August 31, 2022, and the related notes [collectively referred to as the “consolidated financial statements”]. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at August 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended August 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2021.

Montréal, Canada

November 23, 2022

Tel: 514 931-0841 Fax: 514 931-9491 www.bdo.ca	BDO Canada s.r.l./S.E.N.C.R.L./LLP 1000 de la Gauchetière Quest Bureau 200 Montréal QC H3B 4W5 Canada

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Vision Marine Technologies Inc.

Boisbriand, Québec

Opinion on the Financial Statements

We have audited the accompanying statements of comprehensive loss, changes in shareholders’ equity, and cash flows for the year ended August 31, 2020, and the related notes (collectively referred to as the “financial statements”) of Vision Marine Technologies Inc. (the “Company”). In our opinion, the financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended August 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

We have served as the Company’s auditor from 2019 to 2021.

Montréal, Québec

December 30, 2020

Vision Marine Technologies Inc.

Consolidated statements of financial position

As at August 31,

	2022	2021
	$	$
Assets
Current
Cash	5,824,716	18,147,821
Trade and other receivables [note 6]	472,548	319,740
Inventories [note 7]	2,093,776	1,976,084
Prepaid expenses	2,472,301	544,843
Grants and investment tax credits receivable [note 21]	681,663	108,302
Share subscription receivable [note 17]	39,200	39,200
Advances to related parties [note 17]	16,736	185,407
Total current assets	11,600,940	21,321,397
Debentures [note 8]	2,435,000	2,850,000
Right-of-use assets [note 9]	2,261,100	2,905,199
Property and equipment [note 10]	2,218,982	1,414,509
Intangibles [note 11]	1,112,670	1,225,722
Deferred income taxes [note 23]	—	17,547
Goodwill [note 5]	9,352,640	9,033,638
Other financial assets	118,877	33,280
Total assets	29,100,209	38,801,292

Liabilities and shareholders’ equity
Current
Trade and other payables [notes 13 & 17]	1,030,331	848,054
Income tax payable	3,188	138,308
Contract liabilities [note 14]	1,029,318	898,713
Current portion of lease liabilities [note 15]	561,168	562,136
Current portion of long-term debt [note 16]	72,090	10,179
Other financial liabilities	177,834	237,444
Total current liabilities	2,873,929	2,694,834
Lease liabilities [note 15]	1,854,381	2,404,680
Long-term debt [note 16]	155,259	53,936
Deferred income taxes [note 23]	188,044	122,655
Total liabilities	5,071,613	5,276,105

Shareholders’ equity
Capital stock [note 18]	43,441,591	42,834,982
Contributed surplus [note 19]	10,560,886	7,861,405
Accumulated other comprehensive income	697,671	388,566
Deficit	(30,671,552)	(17,559,766)
Total shareholders’ equity	24,028,596	33,525,187
	29,100,209	38,801,292

See accompanying notes

Vision Marine Technologies Inc.

Consolidated statements of changes in shareholders’ equity (deficit)

Year ended August 31,

						Accumulated
						other
			Capital Stock	Contributed		comprehensive
	Capital stock		to be issued	surplus	Deficit	income	Total
	Units	$	$	$	$	$	$
Shareholders’ equity as at August 31, 2019	3,275,555	525	37,500	—	(170,327)	—	(132,302)
Net and comprehensive loss	—	—	—	—	(2,275,532)	—	(2,275,532)
Share issuance, net of transactions costs of $320,230	1,309,446	2,497,288	(37,500)	—	—	—	2,459,788
Share-based compensation [note 19]	—	—	—	739,961	—	—	739,961
Shareholders’ equity as at August 31, 2020	4,585,001	2,497,813	—	739,961	(2,445,859)	—	791,915
Net and comprehensive loss	—	—		—	(15,113,907)	388,566	(14,725,341)
Share issuance, net of transactions costs of nil [note 18]	595,715	2,231,999	—	—	—	—	2,231,999
Initial Public Offering, net of transactions costs of $3,328,687	2,760,000	33,158,513	—	—	—	—	33,158,513
Conversion of related party loans into shares [note 17 &18]	69,650	898,489	—	—	—	—	898,489
Shares issued as consideration for the acquisition of intangible assets [note 11 & 18]	30,000	573,936	—	—	—	—	573,936
Shares issued as consideration in a business combination [note 5 & 18]	284,495	3,474,232	—	—	—	—	3,474,232
Share-based compensation [note 19]	—	—	—	7,121,444	—	—	7,121,444
Shareholders’ equity as at August 31, 2021	8,324,861	42,834,982	—	7,861,405	(17,559,766)	388,566	33,525,187
Net and comprehensive loss	—	—	—	—	(13,111,785)	309,105	(12,802,680)
Share issuance, net of transactions costs of nil [note 18]	93,062	606,609	—	—	—	—	606,609
Share-based compensation [note 19]	—	—	—	2,699,481	—	—	2,699,481
Shareholders’ equity as at August 31, 2022	8,417,923	43,441,591	—	10,560,886	(30,671,551)	697,671	24,028,597

See accompanying notes

Vision Marine Technologies Inc.

Consolidated statements of comprehensive loss

Year ended August 31,

	2022	2021	2020
	$	$	$
Revenues [note 20]	7,350,946	3,513,788	2,417,173
Cost of sales [note 7]	4,065,381	1,909,606	1,812,783
Gross profit	3,285,565	1,604,182	604,390

Expenses
Research and development [note 17]	2,242,794	1,489,953	—
Office salaries and benefits	3,335,799	1,754,613	315,138
Selling and marketing expenses	1,972,306	1,086,057	238,389
Professional fees	3,590,816	1,633,477	671,788
Office and general	1,949,583	1,239,457	194,932
Share-based compensation [note 19]	2,699,481	7,121,444	1,312,071
Depreciation	268,490	184,855	27,895
Net finance expense [note 22]	223,660	2,256,392	108,400
Other income	(143,922)	(153,749)	(10,000)
	16,139,007	16,612,499	2,858,613
Loss before tax	(12,853,442)	(15,008,317)	(2,254,223)
Income taxes [note 23]
Current tax expense	182,854	131,403	—
Deferred tax expense (recovery)	75,489	(25,813)	21,309
	258,343	105,590	21,309
Net loss for the period	(13,111,785)	(15,113,907)	(2,275,532)

Items of comprehensive income that will be subsequently reclassified to earnings:
Foreign currency translation differences for foreign operations, net of tax	309,105	388,566	—
Other comprehensive income, net of tax	309,105	388,566	—
Total comprehensive loss for the year, net of tax	(12,802,680)	(14,725,341)	(2,275,532)

Weighted average shares outstanding	8,318,121	7,412,899	4,179,017
Basic and diluted loss per share	(1.58)	(2.04)	(0.56)

See accompanying notes

Vision Marine Technologies Inc.

Consolidated statements of cash flows

Year ended August 31,

	2022	2021	2020
	$	$	$
Operating activities
Net loss	(13,111,785)	(15,113,907)	(2,275,532)
Depreciation	955,513	417,050	170,182
Accretion on long-term debt and lease liability	157,270	70,379	5,905
Share-based compensation – capital stock	—	—	572,110
Share-based compensation – options	2,699,481	7,121,444	739,961
Shares issued for services	596,608	109,069	26,533
Net loss on debentures	330,000	550,000	—
Government grant	—	—	(3,666)
Interest income received	85,000	—	—
Income tax expense	258,343	105,590	21,310
Income tax received	—	13,415	—
Income tax paid	(373,196)	—	—
Non-cash lease	—	—	19,137
Gain on lease termination	(5,652)	(7,230)	—
Effect of exchange rate fluctuation	17,398	(6,542)	—
	(8,391,020)	(6,740,732)	(724,060)
Net change in non-cash working capital items
Trade and other receivables	(152,808)	(232,715)	22,757
Inventories	(117,692)	(1,471,693)	327,284
Grants and investment tax credits receivable	(573,361)	293,937	(2,160)
Other financial assets	(85,597)	(25,595)	—
Prepaid expenses	(1,927,459)	(552,196)	(162,384)
Trade and other payables	182,277	96,615	263,534
Contract liabilities	130,605	396,097	(159,629)
Other financial liabilities	(61,764)	(15,156)	—
Cash used in operating activities	(10,996,819)	(8,251,438)	(434,658)

Investing activities
Subscription to debentures [note 8]	—	(3,400,000)	—
Business acquisition, net of cash acquired [note 5]	—	(5,029,416)	—
Additions to property and equipment	(1,175,931)	(544,354)	(77,966)
Advances to related parties	—	—	40,310
Proceeds from the disposal of property and equipment	243,630	34,101	—
Additions to intangible assets	(32,202)	(528,726)	—
Cash used in investing activities	(964,503)	(9,468,395)	(37,656)

Financing activities
Change in bank indebtedness	—	(170,000)	(113,813)
Addition in Long-term debts	282,424	—	280,000
Repayment of long-term debt	(135,230)	(419,090)	(13,992)
Advances to related parties	176,771	—	(151,575)
Initial public offering, net of transaction costs paid	—	33,430,239
Issuance of shares, net of transaction costs paid	—	2,025,000	1,898,645
Shares issued upon options conversion	10,001	—
Subscriptions to capital stock received in advance of issuance	—	—	(37,500)
Repayment of lease liabilities	(695,749)	(295,316)	(130,130)
Cash (used in) provided by financing activities	(361,783)	34,570,833	1,731,635
Net (decrease) increase in cash during the year	(12,323,105)	16,851,000	1,259,321
Cash, beginning of year	18,147,821	1,296,821	37,500
Cash, end of year	5,824,716	18,147,821	1,296,821

See accompanying notes

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

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

Sale of electric boats

The sale of electric boats segment has a seasonal aspect to its operations. Most customers purchase their electric boats from the Company with the intention of utilizing them during the summer period which typically runs from early June to late August and corresponds to the Company’s fourth quarter of a financial year. As such, the revenues in this operating segment fluctuate based on the level of boat deliveries, with a high and a low in the fourth quarter and the first quarter, respectively.

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

2. Basis of preparation

Compliance with IFRS

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards [“IFRS”], as issued by the International Accounting Standards Board [“IASB”] and interpretations issued by the International Financial Reporting Interpretations Committee [“IFRIC”] in effect on August 31, 2022.

The consolidated financial statements were authorized for issue by the Board of Directors on November 22, 2022.

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

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

Details of the Company’s significant subsidiaries at the end of the reporting period are set out below.

Name of subsidiary	Principal activity	Country of incorporation and operation	Proportion of ownership held by the Company
7858078 Canada Inc.	Owns an electric boat rental center	Canada	100%
EB Rental Ltd.	Operates an electric boat rental center	United States	100%

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

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

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

Grants and investment tax credits

Government grants are recognized where there is reasonable assurance that the grant will be received, and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. Where retention of a government grant is dependent on the Company satisfying certain criteria, it is initially recognized as deferred income. When the criteria for retention have been satisfied, the deferred income balance is released to the statement of consolidated comprehensive loss or netted against the asset purchased.

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

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

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

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option. It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value [i.e., below $5,000]. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term. For the year-ended August 31, 2022, the expense for leases of low-value assets is insignificant.

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

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

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

Goodwill arising from business combinations is initially recognized when the fair value of the separately identifiable assets the Company acquired and liabilities the Company assumed is lower than the consideration paid [including the recognized amount of the non-controlling interest, if any]. If the fair value of the consideration transferred is lower than that of the separately identified assets and liabilities, the Company immediately recognizes the difference as a gain in the consolidated statement of comprehensive loss.

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

Recoverable amount is the greater of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. If the recoverable amount of an asset or CGU is lower than its carrying amount, the carrying amount is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statement of comprehensive loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised recoverable amount, to the extent that the carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized. A reversal of an impairment loss is recognized immediately in the consolidated statement of comprehensive loss.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

Goodwill

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill is allocated to each of the Company’s CGU [or groups of CGUs] that is expected to benefit from the synergies of the combination. A CGU to which goodwill has been allocated is tested for impairment annually, or more frequently when there is indication that the CGU may be impaired. If the recoverable amount of the CGU is less than its carrying amount, the impairment loss is allocated first to reduce the goodwill allocated to the CGU and then, to reduce the carrying amounts of the other assets in the CGU on a pro-rata basis. Any impairment loss is recognized in the consolidated statement of comprehensive loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Trade and other payables

These amounts represent liabilities for goods and services provided to the entity prior to the end of the financial year and which are unpaid. Due to their short-term nature, they are measured at amortized cost and are not discounted. The amounts are unsecured and are usually paid within 30 days of recognition.

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

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

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

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

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

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

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

Foreign currency translation

The Company’s consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency. The functional currencies of 7858078 Canada Inc. and EB Rental Ltd. are the Canadian dollar and the US dollar, respectively. The Company and its subsidiaries each determine their functional currency based on the currency of the primary economic environment in which they operate. Transactions denominated in a currency other than the functional currency of an entity are translated at the exchange rate in effect on the transaction date. The resulting exchange gains and losses are included in each entity’s net income (loss) in the period in which they arise.

The Company’s foreign operations are translated to the Company’s presentation currency, for inclusion in the consolidated financial statements. Foreign-denominated monetary and non-monetary assets and liabilities of foreign operations are translated at exchange rates in effect at the end of the reporting period and revenue and expenses are translated at exchange rates in effect at the transaction date. The resulting translation gains and losses are included in other comprehensive loss with the cumulative gain or loss reported in accumulated other comprehensive income. On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is reclassified to profit or loss.

The exchange rates for the currencies used in the preparation of the consolidated financial statements were as follows:

	Exchange rate as at		Average exchange rate for year ended
	August 31,	August 31,	August 31,	August 31,
	2022	2021	2022	2021
US dollar	1.3076	1.2630	1.2717	1.2688

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

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

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

Standards issued but yet not effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

Onerous Contracts – Costs of Fulfilling a Contract – Amendments to IAS 37

In May 2020, the IASB issued amendments to IAS 37 to specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making. The amendments apply a “directly related cost approach”. The costs that relate directly to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to contract activities. General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract. The amendments are effective for annual reporting periods beginning on or after January 1, 2022. The amendments are not expected to have a material impact on the Company’s consolidated financial statements.

Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16 Property, plant and equipment

The amendment prohibits entities from deducting from the cost of an item of property, plant and equipment, any proceeds of the sale of items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss.

The amendment is effective for annual reporting periods beginning on or after January 1, 2022 and must be applied retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment. The amendments are not expected to have a material impact on the Company’s consolidated financial statements.

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

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

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

Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The Company concluded the fair value less costs of disposal will yield a higher recoverable amount, which is based on a discounted cash flow (“DCF”) model. The fair value measurement is categorized within Level 3 of the fair value hierarchy. The cash flows are derived from cash flow projections over a 5-year period, including future investments and expansion activities that will enhance the performance of the assets of the CGU.

As at August 31, 2021, all of the Company’s goodwill is allocated to the boat rental operation CGU, which represents the lowest level within the Company at which the goodwill is monitored for internal management purposes. For the year ended August 31, 2022, there was no impairment of goodwill.

The recoverable amount is sensitive to the discount rate used for the DCF model, as well as the expected future cash-inflows, gross profit and the growth rate used for extrapolation purposes. The post-tax discount rate of 27% used in the DCF is based on a weighted average cost of capital calculated using observable market-based inputs or a benchmark of a sample of representative publicly traded companies. The long-term growth rate of 2% used for extrapolation purposes is based on published research growth rates. Any reasonable negative change in the key assumptions used could cause the carrying value of this CGU to exceed its recoverable amount.

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

August 31, 2022

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

5. Business combination

On June 3, 2021, the Company completed the acquisition of EB Rental Ltd. [“EBR”] by acquiring all the issued and outstanding shares of 7858078 Canada Inc. EBR operates an electric boat rental operation located in Newport beach, California, with a fleet of over 20 ships. All boats operated by EBR are supplied by the Company, which offers the Company the ability to showcase its products and provide brand awareness. Before the acquisition, the Company and EBR were related through common ownership.

EBR was acquired for cash consideration of U.S.$4,582,367 ($5,546,039), financed entirely by the Company’s available cash on hand, and equity consideration of $3,474,232 representing 284,495 shares at U.S.$10.09 [approximately $12.21] per share [note 18].

The acquisition gave rise to transaction costs of $13,170 which were expensed as incurred in the consolidated statements of comprehensive loss.

The investment was accounted for as a business combination and the results have been included in the consolidated statements of comprehensive loss since the date of the acquisition. The revenues and net earnings included in the consolidated statements of comprehensive loss are approximately $1,360,000 and $530,000 respectively for the 90-day period ended August 31, 2021.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

The following table reflects the recognized amounts of assets acquired and liabilities assumed, on a fair value basis, at the acquisition date:

June 3, 2021
$
Fair value at acquisition
Cash	516,623
Trade and other receivables	7,998
Income tax receivable	9,963
Inventories	12,864
Prepaids	34,687
Advances to related parties	177,671
Other financial assets	7,685
Right-of-use asset	1,651,746
Property and equipment	417,554
Intangible assets	184,000
Deferred tax asset	18,467
Goodwill	8,656,700
Trade and other payables	(111,602)
Income tax payable	(1,952)
Contract liabilities	(482,173)
Other financial liabilities	(242,060)
Long-term debt, including current portion	(66,204)
Lease liability, including current portion	(1,651,746)
Deferred tax liability	(119,950)
Net assets acquired	9,020,271

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

The goodwill related to the acquisition of EBR arises from the benefits of increasing our strategic position by expanding our market presence, expected synergies and integrating an assembled workforce that does not qualify for separate recognition. The goodwill is not deductible for tax purposes. The balance of goodwill is at $9,352,640 at August 31, 2022 [2021 – $9,033,638], with the change since acquisition date due to foreign exchange translation.

6. Trade and other receivables

	2022	2021
	$	$
Trade receivables	108,716	27,388
Sales taxes receivable	194,523	166,749
Other receivables	169,309	125,603
	472,548	319,740

Trade receivable disclosed above include amounts that are past due at the end of the reporting period for which the Company has not recognized an allowance for expected credit losses because there has not been a significant change in credit quality and the amounts are still considered recoverable.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

As at August 31, 2022, trade receivables of $31,091 [2021 – $27,388] were past due but not impaired. They relate to customers with no default history. The aging analysis of these receivables is as follows:

	2022	2021
	$	$
0 – 30	77,625	—
31 – 60	—	2,008
61 – 90	14,212	25,380
91 and over	16,879	—
	108,716	27,388

There were no movements in the allowance for expected credit losses for years ended August 31, 2022 and August 31, 2021.

7. Inventories

	2022	2021
	$	$
Raw materials	1,709,368	1,549,125
Work-in-process	75,170	327,757
Finished goods	309,238	99,202
	2,093,776	1,976,084

For the year ended August 31, 2022, inventories recognized as an expense amounted to $4,065,381 [2021 – $1,909,606; 2020 – $812,783].

For the year ended August 31, 2022, cost of sales includes depreciation of $687,023 [2021 – $232,195; 2020 - $142,336].

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

The Debentures are carried at fair value through profit and loss and are considered as Level 2 financial instruments in the fair value hierarchy. For the year ended August 31, 2022, the Company recorded a loss of $670,000 [2021 - $550,000; 2020 - Nil] for the change in fair value of the Debentures and interest income of $340,000 [2021 - $85,000; 2020 - Nil] in net income (loss) as a net financial expense.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

Subsequent to year end, Limestone announced that it has implemented significant cost savings measures, as well as the withdrawal of its previously proposed debt financings. As Limestone continues to pursue alternative liquidity and financing proposals, these factors may have a negative impact on the key assumptions described in Note 25 used by the Company to determine the fair value of the Debentures subsequent to the reporting date. Although the estimates of the fair value of the Debentures as at August 31, 2022 are based on management’s best knowledge and estimates of the amount, events or actions at that time, the valuation in future periods ultimately may differ from those estimates.

9. Right-of-use assets

		Computer		Boat rental
	Premises	equipment	Rolling stock	fleet	Total
	$	$	$	$	$
Cost
Balance at August 31, 2020	737,066	11,333	38,699	—	787,098
Business acquisition	1,281,308	3,646	39,924	326,868	1,651,746
Additions	672,731	—	179,736	—	852,467
Disposals	—	—	(57,475)	—	(57,475)
Transfer to intangible assets	—	(11,333)	—	—	(11,333)
Currency translation	55,013	—	1,652	—	56,665
Balance at August 31, 2021	2,746,118	3,646	202,536	326,868	3,279,168
Additions	93,565	—	141,043	—	234,608
Disposals	—	—	(255,953)	(115,409)	(371,362)
Currency translation	40,356	—	394	—	40,750
Balance at August 31, 2022	2,880,039	3,646	88,020	211,459	3,183,164

Accumulated depreciation
Balance at August 31, 2020	117,806	4,231	12,094	—	134,131
Depreciation	216,551	1,697	30,527	24,087	272,862
Disposal	—	—	(27,672)	—	(27,672)
Transfer to intangible assets	—	(5,352)	—	—	(5,352)
Balance at August 31, 2021	334,357	576	14,949	24,087	373,969
Depreciation	488,050	2,302	71,488	89,617	651,457
Disposal	—	—	(66,122)	(37,240)	(103,362)
Balance at August 31, 2022	822,407	2,878	20,315	76,464	922,064

Net carrying amount
As at August 31, 2021	2,411,761	3,070	187,587	302,781	2,905,199
As at August 31, 2022	2,057,632	768	67,705	134,995	2,261,100

During the year ended August 31, 2021, the Company paid in full a lease liability related with a computer software that was previously included in the right-of-use assets. As a result, the Company transferred the asset to intangible assets at its net book value of $5,981 [note 11].

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

10. Property and equipment

	Machinery
	and	Rolling	Computer		Leasehold	Boat
	equipment	stock	equipment	Moulds	improvements	rental fleet	Total
	$	$	$	$	$	$	$
Cost
Balance at August 31, 2020	187,850	32,175	8,436	506,172	34,818	—	769,451
Business acquisition	—	—	—	—	—	417,554	417,554
Additions	115,088	—	6,211	214,833	96,415	111,807	544,354
Disposals	—	—	—	(30,000)	—	(34,101)	(64,101)
Currency translation	—	—	—	—	—	18,057	18,057
Balance at August 31, 2021	302,938	32,175	14,647	691,005	131,233	513,317	1,685,315
Additions	30,146	197,739	11,284	220,919	133,123	582,720	1,175,931
Disposals	—	(111,215)	(4,899)	—	—	(154,714)	(270,828)
Currency translation	—	(35)	—	—	—	30,154	30,119
Balance at August 31, 2022	333,084	118,664	21,032	911,924	264,356	971,477	2,620,537

Accumulated depreciation
Balance at August 31, 2020	148,156	21,014	4,556	57,660	—	—	231,386
Depreciation	19,448	3,348	3,842	22,760	11,579	8,443	69,420
Disposal	—	—	—	(30,000)	—	—	(30,000)
Balance at August 31, 2021	167,604	24,362	8,398	50,420	11,579	8,443	270,806
Depreciation	30,200	23,938	5,079	22,608	32,926	43,196	157,947
Disposal	—	(18,301)	(674)	—	—	(8,223)	(27,198)
Balance at August 31, 2022	197,804	29,999	12,803	73,028	44,505	43,416	401,555

Net carrying amount
As at August 31, 2021	135,334	7,813	6,249	640,585	119,654	504,874	1,414,509
As at August 31, 2022	135,280	88,665	8,229	838,896	219,851	928,061	2,218,982

As at August 31, 2022, moulds of $346,752 [August 31, 2021 – $125,833] are not depreciated because they are not ready for use.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

11. Intangible assets

	Intellectual		Trade
	property	Software	name	Backlog	Website	Total
	$	$	$	$	$	$
Cost
Balance at August 31, 2020	—	—	—	—	—	—
Business acquisition	—	—	90,000	76,000	18,000	184,000
Transfer from Right-of-use assets	—	5,981	—	—	—	5,981
Additions	1,035,070	67,592	—	—	—	1,102,662
Currency translation	—	—	3,856	3,220	771	7,847
Balance at August 31, 2021	1,035,070	73,573	93,856	79,220	18,771	1,300,490
Additions	—	28,202	4,000	—	—	32,202
Currency translation	—	—	438	330	87	855
Balance at August 31, 2022	1,035,070	101,775	98,294	79,550	18,858	1,333,547

Accumulated depreciation
Balance at August 31, 2020	—	—	—	—	—	—
Depreciation	55,581	7,107	4,633	6,520	927	74,768
Balance at August 31, 2021	55,581	7,107	4,633	6,520	927	74,768
Depreciation	103,508	17,593	9,806	13,310	1,892	146,109
Balance at August 31, 2022	159,089	24,700	14,439	19,830	2,819	220,877

Net carrying amount
As at August 31, 2021	979,489	66,466	89,223	72,700	17,844	1,225,722
As at August 31, 2022	875,981	77,075	83,855	59,720	16,039	1,112,670

On February 16, 2021, the Company acquired intellectual property in exchange for cash consideration of EUR 300,000 ($461,134) and the issuance of 30,000 shares of the Company [note 18] at a price of U.S.$15.07 [approximately $19.13] for total consideration of $1,035,070.

As at August 31, 2022, software of $Nil [August 31, 2021 – $42,677] are not depreciated because they are not ready for use.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

12. Credit facility

The Company has an authorized line of credit of $250,000, renewable annually, bearing interest at prime rate plus 1%, secured by a first ranking movable hypothec of $750,000 on all present and future accounts receivable and inventory. As at August 31, 2022, the Company has drawn an amount of Nil [2021 – Nil] on the line of credit.

13. Trade and other payables

	2022	2021
	$	$
Trade payable	737,946	560,870
Sales taxes payable	21,547	34,076
Government remittances	9,450	46,030
Salaries and vacation payable	261,388	207,078
	1,030,331	848,054

14. Contract liabilities

	2022	2021
	$	$
Opening balance	898,713	20,443
Business acquisition	—	482,173
Payments received in advance	2,502,080	1,199,958
Boat sale deposits	87,609	—
Payments reimbursed	(2,615)	(37,842)
Transferred to revenues	(2,475,307)	(766,019)
Currency translation	18,838	—
Closing balance	1,029,318	898,713

15. Lease liabilities

	2022	2021
	$	$
Opening balance	2,966,816	672,988
Business acquisition [note 5]	—	1,651,746
Additions	234,608	852,467
Repayment	(695,749)	(295,316)
Interest on lease liability	141,994	65,115
Lease termination	(273,652)	(37,033)
Currency translation	41,532	56,849
Closing balance	2,415,549	2,966,816

Current	561,168	562,136
Non-current	1,854,381	2,404,680
	2,415,549	2,966,816

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

Future undiscounted lease payments as at August 31, 2022 are as follows:

$
Less than one year	670,125
One to five years	2,006,295
2,676,420

Included in rent expense is $58,663 of short-term lease expense [2021 – $50,186, 2020 - $65,934]. The lease liabilities have a weighted average interest rate of 5.4% [2021 – 5.2%, 2020 – 5.4%].

16. Long-term debt

	2022	2021
	$	$
The government assistance loan is non-interest bearing until December 31, 2022 at which time the loan bears interest at 5% per annum. The loan must be repaid by December 31, 2025.	39,342	36,972

Term loan bearing interest at a rate of 5.80% per annum payable in monthly installments of $848 until April 2024.	—	27,143

Term loans, bearing interest at rates varying between 9.44% and 10.71%, repayable in monthly instalments of $7,372, ending January 2025.	188,007	—

	227,349	64,115
Current portion of long-term debt	72,090	10,179
	155,259	53,936

17. Related party transactions

Companies related through common ownership

EB Rental Ltd. [prior to June 3, 2021] [note 5]

7858078 Canada Inc. [prior to June 3, 2021] [note 5]

Montana Strategies Inc.

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

Immobilier R. Ghetti Inc.

Société de Placement Robert Ghetti Inc.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

Founder shareholders

Gestion Toyma Inc.

Entreprises Claude Beaulac Inc. [former shareholder]

Gestion Moka Inc. [former shareholder]

The following table summarizes the Company’s related party transactions for the year:

	2022	2021	2020
	$	$	$
Revenues
Sales of boats
EB Rental Ltd. [prior to June 3, 2021]	—	84,149	101,684
Patrick Bobby		—	11,000
Sale of parts and boat maintenance
EB Rental Ltd. [prior to June 3, 2021]	—	40,310	79,696

Other
EB Rental Ltd. [prior to June 3, 2021]	—	—	2,500
7858078 Canada Inc. [prior to June 3, 2021]	—	—	6,074

Expenses
Cost of sales
EB Rental Ltd. [prior to June 3, 2021]	—	11,444	16,865

Research and Development
9335-1427 Quebec Inc.	—	75,020	—
Mac Engineering, SASU	666,178	176,500	—

Travel and entertainment
EB Rental Ltd. [prior to June 3, 2021]	—	8,926	—

Advertising and promotion
EB Rental Ltd. [prior to June 3, 2021]	—	11,245	—

Rent expense
EB Rental Ltd. [prior to June 3, 2021]	—	—	65,934

Office salaries and benefits
Montana Strategies Inc.	62,462	—	—

The Company leases its Boisbriand premises from California Electric Boat Company Inc. with a right-of-use assets as at August 31, 2022 of $889,866 [August 31, 2021 – $1,132,556] and lease liability of $971,399 [August 31, 2021 – $1,177,867] [notes 9 and 15].

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

Remuneration of directors and key management of the Company

	2022	2021	2020
	$	$	$
Wages	2,324,770	1,299,402	308,868
Share-based payments – capital stock	—	—	572,110
Share-based payments – stock options	2,560,031	6,081,900	259,410
	4,884,801	7,381,302	1,140,388

At the end of the year, the amounts due to and from related parties are as follows:

	2022	2021
	$	$
Share subscription receivable
9335-1427 Quebec Inc.	25,000	25,000
Alexandre Mongeon	14,200	14,200
	39,200	39,200

Current advances to related party
Alexandre Mongeon	16,736	185,407

Amounts due to related parties included in trade and other payable
Alexandre Mongeon	16,000	74,157
Patrick Bobby	12,308	11,092
Kulwant Sandher	8,062	7,054
Xavier Montagne	8,292	—
Mac Engineering, SASU	—	29,957
	44,662	122,260

In December 2020, the holders of the advances from related parties and the Company have agreed that the advances shall automatically convert into Voting Common Shares of the Company at a conversion price equal to the per Voting Common Share offering price in the Initial Public Offering [note 18].

18. Capital stock

Authorized

Voting Common Shares, voting and participating

Preferred shares, without par value, non-cumulative annual dividend, redeemable at their issue price, non-participating, non-voting.

Issued

	2022	2021
	$	$
8,417,923 voting common shares [2021 – 8,324,861]	43,441,591	42,834,982

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

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

On December 22, 2020, the Board of Directors authorized the issuance of 69,650 Voting Common Shares, being the conversion of the advances from related parties of $898,489.

On the same day, the Board of Directors authorized the issuance of 3,067 Voting Common Shares for a total consideration of $39,200 which remains receivable on August 31, 2022 and is presented in the advances to related parties [note 17].

On February 16, 2021, the Company issued 30,000 Voting Common Shares at a price of U.S. $15.07 [approximately $19.13] as part of the consideration paid for the acquisition of intellectual property [note 11].

On June 3, 2021, the Company issued 284,495 Voting Common Shares at a price of U.S. $10.09 [approximately $12.21] as part of the consideration paid in a business acquisition [note 5].

On January 12, 2022 and February 1, 2022, the Board of Directors authorized the issuance of 25,000 Voting Common Shares and 5,435 Voting Common Shares respectively to a third party in exchange for marketing services provided to the Company.

On January 31, 2022, the Board of Directors authorized the issuance of 6,479 Voting Common Shares to a third party in exchange for sub-contracting services provided to the Company related to research and development.

During the six-month period ended August 31, 2022, the Company issued 53,445 Voting Common Shares to third parties in exchange for marketing services provided to the Company.

On August 25, 2022, the Company issued 2,703 Voting Common Shares upon the exercise of a former employee’s stock options.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

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

The Company recognizes share-based payments expense for option grants based on the fair value at the date of grant using the Black-Scholes valuation model. The share-based payments expense recognized for the year ended August 31, 2022 amounts to $2,699,481 [2021 – $7,121,444; 2020 - $1,312,071]. The table below lists the assumptions used to determine the fair value of these option grants. Volatility is based on public companies with characteristics similar to the Company.

			Expected	Risk-free
Grant date	Exercise price	Market price	volatility	interest rate	Expected life
	$	$	%	%	[years]
May 27, 2020	3.70	3.70	84	0.4	5
May 27, 2020	2.78	3.70	84	0.4	5
October 23, 2020	3.70	3.70	97	0.4	5
November 24, 2020	16.29	13.03	101	0.4	5
February 23, 2021	15.75	15.05	103	0.6	5
May 14, 2021	8.98	9.06	105	0.8	5
July 14, 2021	9.25	9.01	105	0.7	5
September 21, 2021	8.85	8.58	106	0.9	5
January 22, 2022	5.65	5.52	107	1.5	5

The following tables summarize information regarding the option grants outstanding as at August 31, 2022:

		Weighted
	Number of	average
	options	exercise price
	#	$
Balance at August 31, 2020	516,216	3.41
Granted	1,148,310	12.86
Forfeited	(5,405)	3.70
Balance at August 31, 2021	1,659,121	9.95
Granted	152,500	6.70
Forfeited	(102,500)	13.59
Exercised	(2,703)	3.70
Balance at August 31, 2022	1,706,418	9.45

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

	Number of	Weighted average	Weighted average
	options	grant date	remaining
Exercise price	outstanding	fair value	contractual life	Exercisable
$	#	$	[years]	options
3.70	345,946	2.42	2.75	325,253
2.78	162,162	2.59	2.75	162,162
3.70	10,810	2.69	3.00	7,883
16.29	440,000	9.33	8.25	440,000
15.75	120,000	11.28	3.50	45,000
8.98	500,000	6.91	3.75	500,000
8.85	25,000	6.55	9.25	25,000
5.65	102,500	4.28	4.50	102,500

Warrants

On November 23, 2020, the Company granted the underwriter the option to purchase 151,800 Voting Common Shares of the Company for a period of five years from the date of the initial public offering at an exercise price of U.S. $12.50 ($16.53).

		Number of	Weighted average
		warrants	remaining
Grant date	Exercise price	outstanding	contractual life
	$	#	[years]
November 23, 2020	16.53	151,800	3.25

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

20. Revenues

	2022	2021	2020
	$	$	$
Sales of boats	2,459,365	2,080,110	2,249,107
Sales of parts and boat maintenance	97,721	75,205	167,263
Boat rental and boat club membership revenue	4,793,860	1,355,548	—
Other	—	2,925	803
	7,350,946	3,513,788	2,417,173

The geographical distribution of revenues from external customers is as follows:

	Sale of	Rental of	2022
	electric boats	electric boats	Total
	$	$	$
Canada	557,639	—	557,639
USA	1,292,666	4,793,861	6,086,527
Other	706,780	—	706,780
	2,557,085	4,793,861	7,350,946

	Sale of	Rental of	2021	2020
	electric boats	electric boats	Total	Total
	$	$	$	$
Canada	571,216	—	571,216	827,057
USA	1,329,575	1,363,024	2,692,599	1,407,063
Other	249,973	—	249,973	183,053
	2,150,764	1,363,024	3,513,788	2,417,173

21. Grants and investment tax credits

During the year ended August 31, 2022, the Company recognized grants and investment tax credits amounting to $1,458,632 [August 31, 2021 –$921,658], of which $1,408,840 are presented against research and development expenses [August 31, 2021 –$859,516], $8,535 against cost of sales [August 31 2021 –$Nil] and $40,584 as a reduction of property and equipment and intangible assets [August 31, 2021 – $44,939]. Office salaries and benefits are presented net $Nil [August 31, 2021 –$17,203] of grants.

22. Net finance expense

	2022	2021	2020
	$	$	$
Interest and bank charges	184,895	123,100	107,105
Interest income	(379,288)	—	—
Foreign currency exchange (gain) loss	(251,947)	1,583,292	1,295
Loss on Debentures [note 8]	670,000	550,000	—
	223,660	2,256,392	108,400

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

23. Income taxes

The income tax expense on the Company’s loss before tax differs from the theoretical amount that would arise using the federal, provincial and foreign statutory tax rates applicable. The difference is as follows:

	2022	2021	2020
	$	$	$
Income taxes at the applicable tax rate of 26.5% [2021 – 26.5%; 2020 – 15%]	(3,406,162)	(3,977,204)	(338,133)
Change in tax status following the initial public offering	—	(127,979)	—
Adjustment in respect of current and deferred income tax of previous year	(4,396)	(207,601)
Permanent differences	823,119	2,100,615	198,475
Temporary difference	—	—	160,967
Change in recognition of deferred income tax assets	2,816,417	2,317,759	—
Other	29,365	—	—
Total income tax expense	258,343	105,590	21,309

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

		Recognized
		in net
	Balance as at	income	Recognized	Business	Balance as at
	August 31, 2021	(loss)	in equity	combination	August 31, 2022
	$	$	$	$	$
Temporary differences
Property and equipment	(262,778)	115,282	—	(7,802)	(155,298)
Intangibles	(42,887)	(251,498)	—	—	(294,385)
Net operating losses	2,054,789	2,735,223	—	—	4,790,012
Financing fees	940,948	(235,354)	—	—	705,594
Research and development	174,884	255,951	—	—	430,835
Difference in timing of recognition	148,850	110,463	—	(195)	259,118
Right-of-use asset	(789,968)	184,851	—	(11,790)	(616,907)
Lease liability	813,691	(167,184)	—	12,340	658,847
Net capital losses	57,224	(6,806)	—	—	50,418
Valuation allowance	(3,199,861)	(2,816,417)	—	—	(6,016,278)
Deferred tax liability	(105,108)	(75,489)	—	(7,447)	(188,044)

As of August 31, 2022, the Company had net operating losses carried forward for income tax purposes of $18,194,000 [2021 - $8,143,000] available to reduce future taxable income, that will expire between 2040 and 2042.

As of August 31, 2022, the Company had research and development expenditures of $1,439,000 [2021 - $471,000] for Canadian federal income tax purposes. These expenditures are available to reduce future taxable income and have unlimited carryforward period.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

24. Capital disclosures

The Company’s objectives in managing capital are:

●to safeguard the entity’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders; and

●to provide an adequate return to shareholders by pricing products and services commensurately with the level of risk.

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

The Company does not have any externally imposed capital compliance requirements at August 31, 2022.

25. Financial risk management and fair value measurement

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

The carrying amount of trade and other receivables, advances from related parties and trade and other payables are assumed to approximate their fair value due to their short-term nature.

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

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

Below is a sensitivity analysis based on variations in the key assumptions used in the model. The table presents the fair value of the Debentures would have been had the key assumptions varied as indicated:

	Volatility		Credit spread
	+5%	-5%	+2%	-2%
	$	$	$	$
Fair value of debentures	2,441,000	2,431,500	2,382,000	2,490,500

Financial risk management

The Company is exposed to risks that arise from its use of financial instruments. This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them.

[a] Credit risk

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

Credit risk related with the Debentures is reflected in the fair value of the instrument [note 8].

Trade and other receivables are generally written off when there is no reasonable expectation of recovery. Indicators of this include the failure for a debtor to engage in a repayment plan, no active enforcement activity and a failure to make contractual payments.

[b] Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting its financial obligations as they fall due. The Company is exposed to liquidity risk primarily from its trade and other payables, other financial liabilities and long-term debt. The Company believes that its recurring financial resources are adequate to cover all its expenditures.

	Contractual	Less than
	cash flows	one year	1-5 years
	$	$	$
August 31, 2022
Trade and other payables	1,030,331	1,030,331	—
Other financial liabilities	177,834	177,834	—
Long-term debt	227,349	72,090	155,259
	1,435,514	1,280,255	155,259

August 31, 2021
Trade and other payables	848,054	848,054	—
Other financial liabilities	237,444	237,444	—
Long-term debt	64,115	10,179	53,936
	1,149,613	1,095,677	53,936

[c] Interest rate risk

The Company is exposed to interest rate risk on its variable rate bank indebtedness and variable and fixed rate long-term debt. Fixed-rate borrowings expose the Company to fair value risk while variable rate borrowings expose the Company to cash flow risk.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

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

The Company has certain financial assets and liabilities denominated in United States dollars. The Canadian dollar equivalent carrying amounts of these assets and liabilities are as follows:

	2022	2021
	$	$
Cash	5,142,703	11,219,143
Trade and other receivables	103,116	—
Trade and other payables	172,871	294,637

Sensitivity

A reasonably possible 5% strengthening (weakening) of the U.S. dollar against the Canadian Dollar at the reporting date would have increased (decreased) net income (loss) and other comprehensive income by the amounts shown below. This analysis assumes that all other variables remain constant.

	Net income (loss)		Other comprehensive income
	+5%	-5%	+5%	-5%
	$	$	$	$
August 31, 2022	253,000	(253,000)	358,000	(358,000)

26. Segment information

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

The following summary describes the operations of each of the Company’s reportable business segments:

●	Sale of electric boats – manufacture of customized electric boats for consumer market and sale of boat parts maintenance, and
●	Rental of electric boats – short-term rental operation and boat club membership.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

Sales between segments are accounted for at prices that approximate fair value. No business segments have been aggregated to form the above reportable business segments.

	Year ended August 31, 2022
	Sale of	Rental of	Inter-segment
	electric boats	electric boats	eliminations	Total
	$	$	$	$
Revenue from external customers	2,557,086	4,793,860	—	7,350,946
Revenue from other segments	820,383	80,842	(901,225)	—
Segment revenues	3,377,469	4,874,702	(901,225)	7,350,946
Segment gross profit	596,570	2,839,970	(150,975)	3,285,565

Segment (loss) profit before tax	(13,632,377)	872,787	(93,852)	(12,853,442)
Research and development	2,242,794	—	—	2,242,794
Office salaries and benefits	2,384,746	951,053	—	3,335,799

	Year ended August 31, 2021
	Sale of	Rental of	Inter-segment
	electric boats	electric boats	eliminations	Total
	$	$	$	$
Revenue from external customers	2,158,240	1,355,548	—	3,513,788
Revenue from other segments	142,007	7,476	(149,483)	—
Segment revenues	2,300,247	1,363,024	(149,483)	3,513,788
Segment gross profit	640,228	1,003,596	(39,642)	1,604,182

Segment (loss) profit before tax	(15,517,319)	541,257	(32,255)	(15,008,317)
Research and development	1,489,953	—	—	1,489,953
Office salaries and benefits	1,555,014	199,599	—	1,754,613

	August 31, 2022
	Sale of	Rental of	Sale of
	electric boats	electric boats	electric boats	Total
	$	$	$	$
Segment assets	24,499,107	14,039,428	(9,438,326)	29,100,209
Cash	4,146,260	1,678,456	—	5,824,716
Additions to property and equipment	412,158	859,176	(162,446)	1,108,888
Additions to intangible assets	32,202	—	—	32,202
Segment liabilities	2,023,368	3,311,128	(262,883)	5,071,613

	August 31, 2021
	Sale of	Rental of	Sale of
	electric boats	electric boats	electric boats	Total
	$	$	$	$
Segment assets	35,175,599	12,734,296	(9,108,603)	38,801,292
Cash	17,210,266	937,555	—	18,147,821
Additions to property and equipment	432,547	145,275	(33,468)	544,354
Additions to intangible assets	1,102,662	—	—	1,102,662
Segment liabilities	2,400,829	2,938,746	(63,470)	5,276,105

The Company has disclosed the above amounts for each reportable segment because they are regularly reviewed by the Chief Operating Decision Maker.

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2022

27. Additional cash flows information

Financing and investing activities not involving cash:

	2022	2021	2020
	$	$	$
Advances to related parties converted to shares	—	898,489	—
Unpaid share subscription	—	39,200	—
Right-of-use assets transferred to intangibles, net of accumulated depreciation	—	5,981	—
Additions to right-of-use assets	234,608	852,467	—
Lease termination	273,652	37,033	—
Shares issued as consideration for the acquisition of intangible assets	—	573,936	—
Shares issued as consideration for business acquisition	—	3,474,232	—
Transaction costs for share issuance transferred from prepaid	—	213,019	—

28. Commitments

In addition to the obligations under leases [note 15], the Company is subject to supply agreements with minimum spend commitments. The amount of the minimum fixed and determinable portion of the unconditional purchase obligations over the next years, is as follows:

$
2023	4,350,104
2024	2,253,394

In October 2021, EB Rental Ltd. has entered into a lease arrangement for premises, which has not commenced yet and therefore related right-of-use asset and lease liability are not recorded as at August 31, 2022. The lease offers EB Rental Ltd. a termination clause in case certain contractual requirements are not met by the lessor at the lease commencement date. The Company’s undiscounted lease commitments related to this lease are as follows as at August 31, 2022:

$
2023	105,000
2024	159,000
2025	162,000
2026	165,000
2027 and thereafter	225,000

29. Subsequent events

During the months of September, October and November 2022, the Company issued a total of 19,457 Voting Common Shares to third parties in exchange of sub-contracting services provided to the Company related to investor relations.

30. Comparative figures

Certain comparative figures have been reclassified to conform to current period’s presentation.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Annual Report:

2.1	Description of Securities Pursuant to Section 12 of the Exchange Act*
3.1	Certificate of Incorporation (1)
3.2	Certificate of Amendment (1)
3.3	Articles of Amendment to the Company’s Articles of Incorporation, as amended (4)
4.1	Share Certificate – Common Shares (2)
8.1	Subsidiaries of the Registrant*
10.1	Commercial Lease Agreement, dated June 10, 2017, between California Electric Boat Company Inc. and the Company (as translated into English from its original text in French) (1)
10.2	Commercial Lease Agreement, dated April 1, 2019, between California Electric Boat Company Inc. and the Company (as translated into English from its original text in French) (1)
10.3	Amended and Restated Shares Option(s) Plan (1)
10.4	Executive Employment Agreement, dated March 1, 2021, between the Company and Alexandre Mongeon (3)
10.5	Executive Employment Agreement, dated March 1, 2021, between the Company and Patrick Bobby (3)
10.6	Executive Employment Agreement, dated March 1, 2021, between the Company and Kulwant Sandher (3)
10.7	Form of Debenture issued by The Limestone Boat Company Limited (5)
10.8	Share Purchase Agreement, dated June 3, 2021, for the Sale of 7858078 Canada Inc. (5)
10.9	Manufacturing and Supply Agreement, dated October 21, 2021, between the Company and Linamar Corporation (5)
10.10	Summary translation of Mac Engineering Agreement with the Company, dated February 16, 2021 (5)
12.1	Section 302(a) Certification of CEO*
12.2	Section 302(a) Certification of CFO*
13.1	Section 906 Certifications of CEO and CFO**
16.1	Letter regarding Change in Certifying Accountant (5)
23.1	Consent of Ernst & Young LLP*
23.2	Consent of BDO Canada LLP*
101.INS	XBRL Instance*
101.SCH	XBRL Taxonomy Extension Schema*
101.CAL	XBRL Taxonomy Extension Calculation*
101.DEF	XBRL Taxonomy Extension Definition*
101.LAB	XBRL Taxonomy Extension Labels*
101.PRE	XBRL Taxonomy Extension Presentation*
104	Cover Page Interactive Data File - The cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
*	Filed herewith
**	Furnished herewith

Notes:

(1)	Filed as an exhibit to our registration statement on Form F-1 as filed with the SEC on July 9, 2020 and incorporated herein by reference.
(2)	Filed as an exhibit to amendment number 2 to our registration statement on Form F-1 as filed with the SEC on September 22, 2020 and incorporated herein by reference.
(3)	Filed as an exhibit to our current report on Form 6-K as filed with the SEC on March 12, 2021 and incorporated herein by reference.
(4)	Filed as an exhibit to our current report on Form 6-K as filed with the SEC on September 30, 2022 and incorporated herein by reference.
(5)	Filed as an exhibit to our annual report on Form 20-F as filed with the SEC on December 30, 2021 and incorporated herein by reference.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Vision Marine Technologies Inc.

Date: November 29, 2022

By:	/s/ Alexandre Mongeon
Alexandre Mongeon
Chief Executive Officer