Form 20-F
period 2023-08-31
Vision Marine Technologies Inc.
filed 2023-11-30
CIK 1813783

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2023

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

Telephone: 450-951-7009

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of business of the period covered by the annual report. 11,172,800 Common Shares Without Par Value

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: ☐ U.S. GAAP ☒ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b 2 of the Exchange Act): Yes ☐ No ☒

ii

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

Such risks are discussed in Item 3.D “Risk Factors”. In particular, without limiting the generality of the foregoing disclosure, the statements contained in Item 4.B. - “Business Overview”, Item 5 - “Operating and Financial Review and Prospects” and Item 11 - “Quantitative and Qualitative Disclosures About Market Risk” are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly. Such risks, uncertainties and other factors include but are not limited to:

●	general economic and business conditions, including changes in interest rates;
●	our ability to develop our electric powertrain system in a timely and costly manner, if we can develop it at all;
●	global pandemics and other natural phenomena;
●	actions by government authorities, including changes in government regulation;
●	uncertainties associated with legal proceedings;
●	changes in the electric vehicle market;
●	future decisions by management in response to changing conditions;
●	our ability to execute prospective business plans;
●	misjudgments in the course of preparing forward-looking statements;
●	our ability to raise sufficient funds to carry out our proposed business plan;
●	developments in alternative technologies or improvements in the internal combustion engine for recreational maritime vehicles;
●	dependency on certain key personnel and any inability to retain and attract qualified personnel;
●	inability to reduce and adequately control operating costs;
●	failure to manage future growth effectively; and
●	labor and employment risks.

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

Our limited public operating history makes evaluating our business and prospects difficult. Although we were formed in 2012, we did not provide public reports on the results of operations until our 2020 fiscal year. We only have six years of audited financial statements. Your investment decision will not be made with the same data as would be available if we had a longer history of public reporting.

We currently have a net loss, and if we are unable to obtain and grow a net income in the future our ability to grow our business as planned will be adversely affected.

We have made significant up-front investments in research and development, sales and marketing, and general and administrative expenses to rapidly develop and expand our business. We had a net loss of $20.9 million in our 2023 fiscal year as compared to a net loss of $13.1 million in our 2022 fiscal year and a net loss of $15.1 million in our 2021 fiscal year. Net loss may grow or we might never maintain net income in certain circumstances, many of which are beyond our control. Our revenues might not significantly exceed our expenses, or could be less than our expenses. It may take us longer to obtain and maintain net income than we anticipate, if at all, or we may only do so at a much lower rate than we anticipate. Failure to obtain our net income would mean that we would have to curtail our planned growth in operations or resort to financings to fund such growth.

Our plan of operations entails promoting a product that we may never launch or which may not be commercially accepted if launched.

We have concentrated the majority of our research and development efforts on developing electric powertrain systems that we intend to rent and sell to Original Equipment Manufacturers (“OEM”) of boats. We expect the electric powertrain systems to represent the majority of our revenue in coming accounting periods. We have built prototypes of our electronic powertrain. We do not know if OEMs will find our product candidate to be an attractive component in their boats or if they will find the price of our electric powertrains to be acceptable. We do not currently have any significant customers for our electric powertrains. Although we have received LOIs from OEMs for over 1,000 powertrains through the year ended August 31, 2024, such LOIs are non-binding and may never result in any actual sales. Even if we do develop such relationships, we might not be able to maintain them or grow them as anticipated. At the time of our initial public offering, we had expected to begin the commercialization of our electric powertrains in 2020 but were not able to meet that preferred timeline and we may not meet our new timelines. Additionally, we had anticipated developing a 335-horsepower version within 18 months of our last annual report but currently do not believe that we will meet that anticipated date. If we are not successful in commercializing our product or if sales of our electric powertrain are less than we estimate, our business may not grow as expected, if at all, and we may fail.

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

We may have to engage in common equity, debt, or preferred stock financing in the future. Your rights and the value of your investment in our securities could be reduced. The sale of common shares could dilute your net tangible book value per share and would dilute the voting power of your common shares. Common shares which we sell could be sold into the public market, which could adversely affect the market price. If we sell warrants, the exercise of those warrants, or the belief that they could soon be exercised, could place downward pressure on the market value of our common shares until such warrants are exercised. If we need to raise more equity capital from the sale of equity securities, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common shares.

The sale of debt securities could include interest, which could increase costs and negatively impact operating results, or contain rights to convert such debt into common shares, which could be at conversion price that is significantly below the then market price.

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

Although we manufacture all of our powerboats, we do so by assembling the component parts that we acquire from third-party suppliers rather than by producing any of those component parts ourselves. We materially depend on some of those third-party suppliers for certain components that we obtain from a limited number of suppliers, namely:

●	hulls: we purchase all of our hulls from Aqualux and Abitibi & Co.;
●	motors: for our electric powertrains, we intend to purchase motors from Danfoss Technologies and E-Propulsion and for our boats, we purchase approximately 30% from Min-Kota, 35% from E-Tech and 20% from E-Propulsion;
●	powertrains: we purchase approximately 100% of our low powered powertrains from E-Propulsion, a Chinese company specialized in the research, development and production of components for electric outboard engines;
●	battery packs: we purchase our lithium-ion batteries (approximately 15% of all batteries we purchase) from Octillion and Neogy who in turn rely upon Samsung cells. We have an agreement with Octillion Power Systems (“Octillion”) to provide marine specific batteries to power the E-Motion powertrain; and
●	casings: we purchase the casings for our powertrains from Tohatshu Corporation, a Japanese company.

As we purchase our components and parts through purchase orders and informal arrangements rather than long-term purchase agreements, we have not contractually secured a supply chain for these components and parts. As a result of the COVID-19 pandemic, some of our third-party suppliers have experienced delays in delivering parts and components for our products. If we continue to experience delays in receiving our supplies from these third-parties, if they significantly increased the cost of these components or if they ceased offering us these components, we would have to find new suppliers, which might not be possible on a timely basis, or cease production of the products in which the components are included.

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

Revenues from EBR represented 71% of our total revenues in our fiscal 2023. Future revenues from EBR may be affected by factors that are outside of our control, including:

●	the appearance, safety, economic health and ability to continue to attract visitors willing to rent electric vehicles at our facilities at the Lido Village and Portside Ventura marinas;
●	the ability to successfully operate our rental operation in Ventura, California that was opened in the second half of our 2023 fiscal year with 6 boats;
●	the continued desirability of boat rentals as a leisure activity; and
●	the local economic condition in and around the areas we offer rentals or may offer rentals in the future.

If EBR’s revenues decrease significantly, it may cease to be profitable or our revenues may not be as large as we currently project.

A portion of our assets consist of equity in a third-party, and if that third party’s value decreases, our assets could be significantly reduced.

On May 14, 2021, we purchased $3,400,000 in debentures (the “Debentures”) from The Limestone Boat Company Limited (“Limestone”). Limestone is a North American designer and manufacturer of recreational and commercial powerboats. Because (i) Limestone announced that in January 2023 that its wholly-owned subsidiaries had filed for voluntary petitions for relief under Chapter 7 of the Bankruptcy Code of the U.S. Bankruptcy Court for the Middle District of Tennessee, (ii) the market price of Limestone’s common shares had fallen significantly below the conversion price set out in the Debentures and (iii) because we deemed it unlikely that we would convert the debt pursuant to the original terms of the Debentures, we agreed with Limestone on July 18, 2023 to convert the Debentures into approximately 7% of Limestones common shares. Prior to the conversion, the Company had recorded an impairment on the entire value of the Debentures at the amount of $2,637,000 in the year ended August 31, 2023. If Limestone is not able to perform above expectations, the value of our investment could be significantly reduced.

The range of electric powerboats on a single charge declines over time which may negatively influence potential customers’ decisions whether to purchase our boats or boats containing our electric powertrains.

The range of electric powerboats on a single charge declines principally as a function of usage, time and charging patterns. For example, a customer’s use of their powerboat as well as the frequency with which they charge the battery can result in additional deterioration of the battery’s ability to hold a charge. During the lifetime of the lead acid batteries in powerboats, 500 to 1,000 recharge cycles are possible, and our lithium battery pack will retain approximately 85% of its ability to hold its initial charge after approximately 3,000 charge cycles and 8 years, which will result in a decrease to the boat’s initial range. Such battery deterioration and the related decrease in range may negatively influence potential customer decisions whether to purchase an electric boat, which may harm our ability to market and sell our boats. Likewise, if such reasoning deters potential customers from purchasing boats made by OEMs that use our electric powertrains, they may order fewer electric powertrains from us, if they ever order any at all.

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

We may be unable to keep up with changes in electric powerboats technology, particularly developments with powertrains. As a result, we may suffer a decline in our competitive position. Any failure to keep up with advances in electric powerboat technology would result in a decline in of our competitive position which would materially and adversely affect our business, prospects, operating results and financial condition. Our research and development efforts may not be sufficient to adapt to changes in electric powerboat technology. As technologies change, we plan to upgrade or adapt our electric powertrain candidate. We would additionally upgrade our boats and introduce new models to take advantage of these changes. However, our technology and boats may not compete effectively with alternative technology or powerboats if we are not able to source and integrate the latest technology. For example, we do not manufacture either lead or lithium battery cells which makes us depend upon suppliers of battery cell technology for our battery packs.

Demand in the powerboat industry is highly volatile.

Volatility of demand in the powerboat industry, especially for recreational powerboats and electric powerboats may materially and adversely affect our business, prospects, operating results and financial condition. The markets in which we will be competing have been subject to considerable volatility in demand in recent periods. Demand for recreational powerboat and electric powerboat sales depends to a large extent on general, economic and social conditions in a given market. Historically, sales of recreational powerboats decrease during economic downturns. We have fewer financial resources than more established powerboat manufacturers to withstand adverse changes in the market and disruptions in demand.

Unfavorable weather conditions may have a material adverse effect on our business, financial condition, and results of operations, especially during the peak boating season.

Adverse weather conditions in any year, in any particular geographic region may adversely affect sales in that region, especially during the peak boating season. Sales of our products are generally stronger just before and during spring and summer, which represent the peak boating months in most of our markets, and favorable weather during these months generally has a positive effect on consumer demand. Conversely, unseasonably cool weather, excessive rainfall, reduced rainfall levels, or drought conditions during these periods may close area boating locations or render boating dangerous or inconvenient, thereby generally reducing consumer demand for our products. Our annual results would be materially and adversely affected if our net sales were to fall below expected seasonal levels during these periods. We may also experience more pronounced seasonal fluctuation in net sales in the future as we continue to expand our businesses. Additionally, to the extent that unfavorable weather conditions are exacerbated by global climate change or otherwise, our sales may be affected to a greater degree than we have previously experienced. Adverse weather could also affect income from our rental business as we tend to rent significantly less boats on rainy or otherwise unappealing days than on sunny and attractive ones. If we experience more rainy or otherwise unappealing days at our marinas than normal, our income from the rental of electric boats could materially decline.

We intend to increasingly use our network of independent dealers, and we will face increasing competition for dealers and have little control over their activities.

Currently, most of our sales are directly placed with us online, but approximately 15% of our sales in our 2023 fiscal year were derived from our network of independent dealers. We have agreements with dealers in our network that typically provide for terms of between 1 and 3 years. While we will continue to market direct sales through our website, we seek to increase revenues and diversify our sales points by expanding our network of independent dealers. We envision an increase in the number of dealers supporting our products and the quality of their marketing and servicing efforts being essential to our ability to increase sales. We may not be successful in our effort to grow our network of independent dealers.

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

Although we manufacture our products in Canada, in our last fiscal year approximately 71% of our sales occurred in the United States, a percentage that could increase as our operations expand. Changes in laws and policies governing foreign trade could adversely affect our business. As a result of recent policy changes, there may be greater restrictions and economic disincentives on international trade. We will particularly be affected by the agreement between the United States of America, the United Mexican States, and Canada (commonly known as USMCA), if ratified by all participants, the effects of which are not certain. Additionally, a large portion of the parts and components that we use are imported and their price and availability could be subject to changes in export and import tariffs and controls. Such changes have the potential to adversely impact the global and local economies, our industry and global demand for our products and, as a result, could have a material adverse effect on our business, financial condition and results of operations.

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

Our success depends on the efforts, abilities and continued service of Alexandre Mongeon, our Chief Executive Officer, Xavier Montagne, our Chief Operating Officer and Chief Technology Officer, and Kulwant Sandher, our Chief Financial Officer. A number of these key employees and consultants have significant experience in the recreational boating and manufacturing industry. A loss of service from any one of these individuals may adversely affect our operations, and we may have difficulty or may not be able to locate and hire a suitable replacement. We have not obtained any “key person” insurance on certain key personnel.

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

We intend to rely on a third-party for the manufacture of what we envision will become our principal product.

If we are able to commercialize our E-Motion™ electric powertrain, we intend to use a third-party to mass produce our powertrains. In October 2021, we entered into a Manufacture and Supply Agreement with Linamar Corporation, a provider of manufacturing solutions and a developer of highly engineered products. Under the terms of the agreement, we intend for McLaren Engineering, Linamar’s technology and product development team for its advanced mobility segment, to manufacture and assemble our E-Motion™ technology through testing, parts, tooling development, and designing the union assembly for mass production of our electric powertrain at Linamar’s facility in Canada. Once we have scaled up the production of our electric powertrain, we intend for the Linamar Corporation to produce our electric powertrain for mass commercialization. If Linamar Corporation is unable to satisfactorily manufacture our E-Motion™ powertrains, we will be forced to find a new third-party manufacturer or to produce such powertrains inhouse (with our current facilities we believe that we are limited to producing 300 electric powertrains per year in addition to producing 150 boats per year). Any such change in manufacturers could lead to a delay in our ability to deliver on purchase orders or the loss of such purchase orders, which in turn could adversely affect our revenue or the timing of our revenue.

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

We may not succeed in establishing, maintaining and strengthening the Vision Marine brand, which would materially and adversely affect customer acceptance of our boats and components and our business, revenues and prospects.

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

If the governmental grants and tax credits that we receive were to be no longer available, our net earnings would be materially reduced.

We receive governmental benefits in connection with our operations. In connection with the production of our powerboats and our research into green technology, we have been able to receive tax credits and grants provided by the Quebec provincial government and the Canadian federal government. In our 2023, 2022, and 2021 fiscal years, we recognized grants and investment tax credits amounting to $232,882, $1,458,632, and $921,658, respectively, of which $144,032, $1,408,840, and $859,516, respectively, is presented against research and development expenses. We intend to continue applying for such grants and receiving such tax credits. Without such grants and tax credits, our net loss in each of the past two fiscal years would have been larger. If they were no longer available, our business, prospects, financial condition and operating results could be adversely affected.

The unavailability, reduction or elimination of government regulations on waterways could have a material adverse effect on our business, financial condition, operating results and prospects.

Although we are unaware of substantial governmental economic incentives, such as tax credits and rebates, that customers may receive in connection with the purchase of our products, there are certain governmental regulations whose repeal could affect the desirability of our powerboats. In particular, local and regional restrictions of internal combustion engines on certain waterways make electric boats an attractive alternative for use in such lakes and rivers. Any reduction, elimination or discriminatory application of such rules because of policy changes or other reasons may result in the diminished competitiveness of electric boats generally. This could materially and adversely affect the growth of our market and our business, prospects, financial condition and operating results.

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

We rely on the existence of an available hourly workforce to manufacture our products. We cannot assure you that we or any third-party manufacturer that we use will be able to attract and retain qualified employees to meet current or future manufacturing needs at a reasonable cost, or at all. For instance, the demand for skilled employees has increased recently with the low unemployment rates in Quebec. Competition for qualified employees could require us or third-party manufacturers to pay higher wages to attract a sufficient number of employees. Significant increases in manufacturing workforce costs could materially adversely affect our business, financial condition or results of operations.

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

Any patent applications that we file may not result in issued patents, which may have a material adverse effect on our ability to prevent others from interfering with our commercialization of our products

To date, we have not filed any patent applications, and we might not ever file patent applications. The registration and enforcement of patents involves complex legal and factual questions and the breadth and effectiveness of patented claims is uncertain. If we ever file patent applications in connection with our electric outboard powertrain systems or other matters, we cannot be certain that we will be first to file patent applications on those or other inventions, nor can we be certain that such patent applications will result in issued patents or that any of our issued patents will afford sufficient protection against someone creating competing products, or as a defensive portfolio against a competitor who claims that we are infringing its patents. In addition, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States, and thus we cannot be certain that foreign patent applications, if any, will result in issued patents in those foreign jurisdictions or that such patents can be effectively enforced, even if they relate to patents issued in the United States.

We have limited registered trademarks for our products and trade names.

We have submitted applications for registered trademarks for our name and some of our brands, but not all of these applications have been granted. Any pending trademark applications that we filed with a relevant governmental authority for brand names/logos might not be approved as might any such future applications. Failure to obtain such approval could limit our ability to use the brand names/logos in those territories or lead our products to be confused with, and/or tarnished by, competing products. Even if appropriate applications were made and approved, third parties may oppose or otherwise challenge such applications or registrations.

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

We are constituted under the laws of the Business Corporations Act (Quebec) (the “Business Corporation Act”), and our executive offices are located outside of the United States in Boisbriand, Quebec. Most of our officers and directors, as well as our auditor, reside outside the United States. In addition, a substantial portion of their assets and our assets are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside of the United States, judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. Federal or state securities laws. Furthermore, there is substantial doubt as to the enforceability in Canada against us or against any of our directors, officers, and our auditor who are not residents of the United States, in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities based solely upon the civil liability provisions of the U.S. federal securities laws. In addition, shareholders in Quebec corporations may not have standing to initiate a shareholder derivative action in U.S. federal courts.

As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Global economic conditions could materially adversely impact demand for our products and services.

Our operations and performance depend significantly on economic conditions. Global financial conditions continue to be subject to volatility arising from international geopolitical developments and global economic phenomenon, as well as general financial market turbulence, including a significant market reaction to the novel coronavirus (COVID-19) and the ongoing war in Ukraine and the Middle East, resulting in a significant reduction in many major market indices. Uncertainty about global economic conditions could result in

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

Our business may be materially affected by the COVID-19 Outbreak

The continued novel coronavirus (COVID-19) pandemic, including variations from new strains, may disrupt our business and operational plans. These disruptions may include disruptions resulting from (i) shortages of employees, (ii) unavailability of contractors and subcontractors, (iii) interruption of, or price fluctuations in, supplies from third parties upon which we rely, (iv) restrictions that governments impose to address the COVID-19 outbreak, and (v) restrictions that we and our contractors and subcontractors impose to ensure the safety of employees and others. Although we have not noticed any decrease to orders that we would attribute to COVID-19, we believe that COVID-19 is impacting our supply chain by increasing the amount of time between ordering third-party materials needed for our boats and their delivery. Continued delays in our supply chain could adversely impact our production and, in turn, our revenues. Further, it is presently not possible to predict the extent or durations of these disruptions. These disruptions may have a material adverse effect on our business, financial condition and results of operations. Such adverse effect could be rapid and unexpected. These disruptions may severely affect our ability to carry out our business plans for 2024 and 2025.

Fluctuations in currency exchange rates may significantly impact our results of operations.

Our operations are conducted in the United States and Canada, but approximately 91% of our sales and rentals have occurred in the United States. As a result, we are exposed to an exchange rate risk between U.S. and Canadian dollars. The exchange rates between these currencies in recent years have fluctuated significantly and may continue to do so in the future. In our fiscal 2023, the monthly average exchange rate as published by the Bank of Canada ranged from a high of US$1.00:$1.3700 to a low of US$1.00:$1.3215. An appreciation of the Canadian dollar against the U.S. dollar could increase the relative cost of our products outside of Canada, which could lead to decreased sales. Conversely, to the extent that we are required to pay for goods or services in U.S. dollars, the depreciation of the Canadian dollar against the U.S. dollar would increase the cost of such goods and services.

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

For our fiscal year ended August 31, 2023, we identified that we did not maintain effective processes and controls over the accounting for and reporting of complex and non-routine transactions due to a material weakness. Specifically, we determined that there was a lack of sufficient accounting and finance personnel to enable appropriate level of internal controls within the financial statement close process, including performing in-depth analysis and review of complex accounting matters and non-routine transactions within the timeframes set by us for filing our consolidated financial statements. Because of this deficiency, we concluded there was a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis at August 31, 2023. As of August 31, 2023, we are working on remediating the identified material weakness.

If we fail to identify or remediate any current or future material weaknesses in our internal controls over financial reporting, if we are unable to conclude that our internal controls over financial reporting are effective or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting when we are no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common shares could be negatively affected. As a result of such failures, we could also become subject to investigations by Nasdaq, the SEC or other regulatory authorities, and become subject to litigation from investors and shareholders, which could harm our reputation and financial condition or divert financial and management resources from our regular business activities.

Our financial statements have been prepared on a going concern basis and our financial status creates need for further capital until the Company achieves profitability.

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

Risks Related to Our Securities

Our executive officers and directors beneficially own approximately 27.6% of our common shares.

As of November 28, 2023, our executive officers and directors beneficially owned, in the aggregate, 27.6% of our common shares, which includes shares that our executive officers and directors have the right to acquire pursuant to share options which have vested or will vest within the next 60 days. As a result, they are able to exercise a significant level of control over all matters requiring shareholder approval, including the election of directors, amendments to our Articles of Incorporation, as amended (the “Articles of Incorporation”) and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of our company or changes in management and will make the approval of certain transactions difficult or impossible without the support of these shareholders.

In addition, Nasdaq provides a “controlled company”, a company of which more than 50% of the voting power for the election of its directors is held by a single person, entity or group, with exemptions from certain corporate governance requirements, including the requirement that a majority of its board of directors consist of independent directors. While we are not a “controlled company”, two of our directors beneficially own approximately 22.5% of our common shares through a commonly controlled entity. Any future concentration of voting power among these directors or other persons could result in our becoming a “controlled company”. If we become a “controlled company,” we may elect to rely on certain exemptions from Nasdaq’s corporate governance rules. In such case, you may not have the same protection afforded to shareholders of companies that are not “controlled companies.”

The continued sale of our common shares will dilute the ownership percentage of our existing shareholders and may decrease the market price for our common shares.

Our Articles of Incorporation authorize the issuance of an unlimited number of common shares, also referred to in our Articles of Amendment as common shares, which are issuable in four series, of which an unlimited number are designated as Voting Common Shares - Series Founder, an unlimited number are designated as Voting Common Shares - Series Investor 1, an unlimited number are designated as Voting Common Shares - Series Investor 2 and an unlimited number are designated as Non-Voting Common Shares. All of our currently issued and outstanding common shares are Voting Common Shares - Series Founder, Voting Common Shares - Series Investor 1 and Voting Common Shares - Series Investor 2, and there is no difference in the rights and obligations of the holders of shares of those classes and (2) an unlimited number of Preferred shares without par value, issuable in one (1) or more series, each series to consist of such number of shares as may before issuance thereof be determined by the directors. The holders of Preferred Shares shall be entitled to receive from the amounts which the Corporation may set aside for the payment of dividends. The issuance of any such common shares may result in a reduction of the book value or market price, if one exists at the time, of the outstanding common shares. If we do issue any additional common shares, such issuance also will cause a reduction in the proportionate ownership and voting power of all other shareholders. As a result of such dilution, if you acquire common shares, your proportionate ownership interest and voting power could be decreased. Further, any such issuances could result in a change of control or a reduction in the market price for our common shares.

Your ownership interest will be diluted and our stock price could decline when we issue additional common shares.

We expect to issue from time to time in the future additional common shares or securities convertible into, or exercisable or exchangeable for, common shares in connection with possible financings, acquisitions, equity incentives for employees or otherwise. Any such issuance could result in substantial dilution to existing shareholders and cause the trading price of the common shares to decline.

We have a significant number of warrants which are currently exercisable for shares of our common shares, and the exercise thereof would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

To the extent such warrants are exercised, additional common shares will be issued, which will result in dilution to the holders of shares of our common stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of our common shares.

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

The market price and liquidity of our common shares may be volatile and may fluctuate in a way that is disproportionate to our operating performance.

Our common shares began trading on the Nasdaq Capital Market in November 2020. Since then until November 28, 2023, the closing price of our common shares on the Nasdaq Capital Market has ranged from a high of US$16.21 to a low of US$1.72. Additionally, the liquidity of our common shares may decrease, meaning that the demand for the purchase of our shares may not be at a level that allows for your sale at a desirable price or even the then market price when if you wish to sell your common shares. The market value of our common shares will continue to fluctuate due to the impact of any of the following factors:

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

Investment in our common shares is speculative and involves a high degree of risk. You may lose your entire investment.

There is no guarantee that our common shares will earn any positive return in the short term or long term. A holding of our common shares is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of our common shares is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.

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

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.

The trading market for the common shares will depend in part on the research and reports that securities or industry analysts publish about us or our business, which research and reports are not and would not be subject to our control. We currently receive research coverage by securities analysts, but industry analysts that currently cover us may cease to do so. If industry analysts cease coverage of our company, the trading price for the common shares could be materially and adversely impacted. In the event we obtain securities analyst coverage, if one or more of the analysts who cover us downgrade our common shares or publish inaccurate or unfavorable research about our business, our share price may be materially and adversely impacted. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our shares could decrease, which might cause our share price and trading volume to decline.

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

We incur significant costs as a result of being a public company, which costs will grow after we cease to qualify as an “emerging growth company.”

We incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the Nasdaq Capital Market, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the end of the fiscal year in which the fifth anniversary of this offering occurs, (b) in which we have total annual gross revenue of at least US$1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common shares that is held by non-affiliates exceeds US$700 million as of the prior February 28th, and (2) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an emerging growth company, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

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

We were incorporated pursuant to the Business Corporations Act (Quebec) on August 27, 2012, under the name Riopel Marine Inc. On April 23, 2020, we changed our name to Vision Marine Technologies Inc. and our principal activity is the design, development and manufacturing of electric outboard powertrain systems and power boats and the renting of electric boats. We have two wholly-owned subsidiaries and three indirectly wholly-owned subsidiaries.

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

On June 3, 2021, we acquired an electric boat rental business in Newport, California for approximately $9,020,271, of which $5,546,039 was paid in cash and $3,474,232 of which was paid in the form of common shares. In our 2023 fiscal year, our rental business generated approximately $4,038,803 of revenue.

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

General

We are in the business of designing and manufacturing electric outboard powertrain systems, power boats, and related technology and the renting of electric boats. We believe that our electric outboard powertrain systems are significantly more efficient and powerful than those currently being offered in the market today. In particular, we have recorded powertrain efficiencies of more than 96%, well above the 54% efficiency that we recorded for our principal competitor’s product. Increases in powertrain efficiency allow for more power and range, both of which are highly desirable characteristics for consumers in the marketplace. Although our primary focus is on electric outboard powertrain technology, we will continue to design, manufacture and sell our high-performance, fully-electric boats to commercial and retail customers. According to Allied Market Research, the global electric boat market will reach US$16.60 billion in 2031 up significantly from US$5 billion in 2021, growing at a compound annual growth rate of 12.9% from 2022 to 2031.

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

We continue to manufacture hand-crafted, highly durable, low maintenance, environmentally-friendly electric recreational powerboats. In our last three fiscal years, we manufactured 46, 58, and 49 powerboats, respectively, and we expect to manufacture approximately 50 powerboats in calendar 2024. We sell powerboats to retail customers and operators of rental fleets of powerboats through which we seek to build brand awareness. We intend to continue to build brand awareness by partnering with marina operators to offer rental fleets of electric boats. We conduct our transactions directly to customers through our website or through a network of marinas, distributors and show rooms.

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

In our fiscal year 2021, we expanded our business to include rentals of electric powerboats by acquiring EBR, an entity that rents electric boats at two marinas in California. In addition to generating revenues from the rental of our powerboats, EBR builds brand awareness and acts an open-water showroom for potential buyers.

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

The efficiency of a powertrain system determines the range of a boat on a single battery charge and the speed at which the boat operates. We find existing electric powertrain systems unsatisfactory because of their insufficient yields and limited power range. In 2015, we decided to research technology to take advantage of this vacuum and develop an in-house system, relying on existing third-party components where possible. We noted the need for innovation in the following areas:

●	optimizing the electric motor to improve efficiency and range by customizing the power to the motor from different battery suppliers;
●	developing optimization software that reads and calibrates the controller to suit the current use of the outboard electric powertrain system;
●	using appropriate components, including the battery;
●	customizing gears and propellers to a boat’s specifications. We have recorded the efficiency of our principal competitor’s electric powertrain system as 54%, meaning that only 54% of the power leaving the battery pack reached the propeller, although their technology may have improved since that recording. Our proprietary union and direct transmission system allow our prototype powertrains to have an efficiency of 96% which provides a competitive advantage over current electric outboard motors. We have also chosen a propeller design which when combined with the efficiencies obtained using our proprietary union and transmission system, provides optimal results; and;
●	developing an innovative controller, in particular, one that:
o	improves control over thermal overheating and thus protects the electric powertrain system;
o	incorporates a dual electrical and mechanical cooling system allowing for a better performance of the electric powertrain system;
o	detects possible operating problems (for example cavitation); and

o	reduces jolts and noise.

Our electric powertrain is designed to have 180 hp (horsepower) and 236 Lb. ft at 96% load. Furthermore, the electric powertrain system will be liquid cooled as compared to air cooled.

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

The production of our electric powertrains will consist of assembling components from third parties, including battery packs, inverters and high-efficiency motors. We intend to use advanced batteries primarily from two suppliers, Octillion and Neogy, but as we are able to use a wide range of batteries we could use other suppliers. We will source the inverters from UQM (Danfoss Editron) and motors from UQM (Danfoss Editron).

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

In February 2022, we partnered with Weismann Marine, LLC to design and develop a lower unit (or gearcase) assembly. We partnered with Hellcat Powerboats to include our outboard powertrain in the boat that achieved a world record speed of 109 mph for an all-electric boat in 2022.

Our electric powertrains will be controlled by control software developed in house. We have used open-source software code to develop our own battery management system software that will be tailored to regulate the power from the battery pack to the electric motor and its related systems.

We have received governmental support in connection with our development of electric powertrains. In our 2023, 2022, and 2021 fiscal years, we recognized grants and investment tax credits amounting to $232,882, $1,458,632, and $921,658, respectively, of which $144,032, $1,408,840, and $859,516, respectively, is presented against research and development expenses.

In July 2022, we launched a partnership with Group Beneteau to integrate our outboard motors onboard several models across Group Beneteau’s brand portfolio.

In August 2023, our outboard powertrain was included in the boat that broke our previously held world record speed for an all-electric boat when it achieved a speed of 116 mph. In October 2023, we announced the delivery of our E-Motion™ Electric Powertrain Technology to Groupe Beneteau, Four Winns to be the inaugural electric motors integrated on the Four Winns H2e Bowrider. Group Beneteau has announced that they intend for its other brands to also use this technology both in North America and Europe. In November 2023, we received an initial purchase order from Wired Pontoon for 25 units of the E-Motion™ 180E outboard and powertrain systems.

Specifications of our First Outboard Electric Powertrain

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

Maximum power	180 HP, 135 kW
Max torque	250 ft.lb, 340 Nm
Continuous power	90 kW
Voltage	650 V
Efficiency	96%
Weight	413 Lbs., 188 kg
Lithium Battery	60 - 420 kW
Shaft Length	S - XL
Cooling	Water
Control	Can bus

As we develop our electric powertrain systems, we envisage a 335-horsepower version of our electric outboard engine to be released.

Our Powerboats

We manufacture four models of electric powerboats and are preparing to launch a fifth model. Each model is available in different standard variations or may be customized according to a purchaser’s specifications.

	Bruce 22	Volt 180	Fantail 217	Quietude 156	Phantom

Starting Price	$73,995	$44,995	$49,995	$35,495	$19,123 - $38,252
E-Propulsion Power	5 HP	5 HP	5 HP	5 HP	5 HP
E-Motion Power	180 HP	180 HP	n/a	n/a	n/a
Capacity	5-8 passengers	11 Canada, 14 US	8-10 passengers	4 passengers	10 passengers
Dry Weight	1088 Kg (2400 pounds)	720 kg (1600 pounds)	775 kg (1705 lbs.)	800lbs	1,072Ibs
Hull Material	Fiberglass	Fiberglass (Infusion Sandwich)	Fiberglass	Fiberglass	Injection moulding
Overall Length	6.7 m (22′)	5.4 m (17’9”)	6.6 m (21’7”)	4.7 m (15’6”)	5.03 m (16’6”)
Overall Width	2.08 m (6’6”)	2.13 m (7’)	2.03 m (6’8”)	1.5 m (4’11”)	1.89 m (6’ 0”)
Draft	0.45 m (18”)	0.30 m (12”)	0.43 m (20”)	0.18 m (8”)	0.305 m (12”)
Homologation	USA, Canada, EU	USA, Canada, EU	USA, Canada, EU	USA, Canada, EU	USA, Canada, EU

Woodwork	Mahogany, Teak	Synthetic	Synthetic	Synthetic	n/a

Propulsion	E-Motion	E-Propulsion	E-Propulsion	E-Propulsion	E-Propulsion
Battery Type	Lithium ion	Lithium ion	Lithium ion	Lithium ion	Lithium

For each of our boats, our consumers are able to customize certain aspects including color (for the hull, striping, interior and deck), radio and covers and other storage options. In addition, there are customizations that are just available for some boat models, including propulsion and batteries.

Bruce 22

Reaching speeds of up to approximately 41 miles per hour (66 kph), the Bruce 22 is our flagship boat. We offer three variations of the Bruce 22: a Hatchback Classic (a 100 kWh five-seater starting at $279,995), an Open Utility (a 100 kWh eight-seater starting at $289,995) and the Bruce22 T (a 4 kWh eight-seater starting at $73,995). In addition to the customizations that are available for each of our boats, purchasers may customize the Bruce 22 by choosing among various options including type of propulsion (Piktronic, Torqeedo or Min-Kota), inserts (mahogany, permatek and fiber glass) and other options (including ski pole, underwater light and a swim platform). In our 2023 fiscal year, we did not sell any Bruce 22s.

Volt 180

Reaching speeds of up to approximately 30 miles per hour (48 kph), the Volt 180 is a powerful boat that can be used for various watersports. In addition to the customizations that are available for each of our boats, purchasers may customize the Volt 180 by choosing among various options including the power of the motor (available in 2, 3, 6, 10, 60 and 125 kilowatts), accessories (including racing seats, fish rod holder, depth finder and anchor) and other options (including bumper, types of canopies and a premium sound system). In our 2023 fiscal year, we sold 19 Volt 180s.

Fantail 217

We designed the Fantail 217 with a view towards relaxation rather than speed. The Fantail 217 starts at $49,995, seats up to ten people and has a maximum speed of approximately 10 miles per hour (6 kph). In addition to the customizations that are available for each of our boats, purchasers may customize the Fantail 217 by choosing among various options including the type of motor (Torqeedo Salt Water, E-Tech, Min-Kota or E-Propulsion), number of batteries (up to eight), type of canopy (aluminum, stainless steel or fiberglass) and other options (including night navigation light, a double horn and bottom paint). In our 2023 fiscal year, we sold 22 Fantail 217s.

Quietude 156

As the name suggests, we designed the Quietude 156 with an eye towards tranquility over speed or power. The Quietude 156 starts at $35,495, seats four passengers and reaches a top speed approximately 6 miles per hour (10 kph). The Quietude 156 comes with a Min-Kota 36V motor, but purchasers may still customize other aspects of the Quietude 156 by choosing among various options including the type of table to be used, the type of canopy and electronics that can be included (such as a Bluetooth marine radio and a depth meter). In our 2023 fiscal year, we sold 2 Quietude 156s.

Phantom

We designed the Phantom specifically for the boat rental market. The Phantom starts at US$19,123 for the hull only, seats up to ten passengers and reaches a top speed approximately 5 miles per hour (8 kph). The Phantom is made out of recyclable plastic and is US Coast Guard approved. We launched the Phantom in our 2023 fiscal year. In our 2023 fiscal year, we sold nil Phantoms.

Sales

We envision that if we are able to commercialize and mass produce our electric powertrains, a large majority of our revenue will be generated from the sale of our electric powertrains. Although we have yet to commercialize our electric powertrains, we have received non-binding letters of intent from OEMs for the purchase of such powertrains. Under the LOIs, OEMs have indicated their interest in purchasing over 1,000 powertrains through the year ended August 31, 2024. Such LOIs are non-binding and may never result in any actual sales. The projected sales price for our first electric outboard powertrain system is $100,000.

We currently generate over 29% of our revenue from the sale of our electric power boats. In our 2023 fiscal year, we sold 46 of our electric powerboats for revenue of $1,612,699, in our 2022 fiscal year we sold 58 of our electric powerboats for revenue of $2,557,086 and in our 2021 fiscal year, we sold 49 of our electric powerboats for revenue of $2,080,110. Our sales are to retail customers and operators of rental fleets of powerboats.

Sales of New Powerboats to Retail Purchasers

We sell our powerboats to retail purchasers. In our 2023, 2022, and 2021 fiscal years, we sold 14, 21, and 22 powerboats to retail customers, respectively, which was approximately 30%, 36%, and 45%, respectively, of all sales.

Sales of Fleets of New Powerboats

We sell our powerboats to persons and entities operating fleets of rental boats. In our 2023, 2022 and 2021 fiscal years, we sold 7, 17, and 16 powerboats to rental fleet operators, respectively, which was approximately 15%, 29%, and 33% of all of our sales, respectively, in such periods. We intend to continue to build brand awareness by partnering with marina operators to offer rental fleets of electric boats.

In October 2022, we announced a partnership with Nautical Ventures Group (“Nautical”), whereby Nautical will be the sole and exclusive distributor of the Phantom in the United States. The non-binding memorandum of understanding with Nautical includes Nautical’s agreement to purchase a minimum of 50 Phantom boats.

Rentals

In our fiscal year 2021, we expanded our business to include rentals of electric powerboats by acquiring EBR, an entity that rents electric boats at the Lido Marina Village in Newport, California. We acquired this business for approximately $9,020,000, of which $5,546,000 was paid in cash and $3,474,000 of which was paid in the form of 284,495 common shares. At the time of the acquisition, our Chief Executive Officer was an affiliate of EBR.

On April 1, 2023, we opened our second electric boat rental operation in Portside Ventura, California, located at 1196 Portside Drive Ventura. The new rental operations serve multiple purposes, including testing, validating, and training for west coast boat manufacturers. We plan to use the facility to evaluate and provide training on our fully electric E-Motion™ 180E propulsion system and outboard technology.

EBR has a fleet of approximately 30 powerboats. Rental rates range from US$75 per hour to US$215 per hour, plus a booking fee, with a minimum booking of two hours. Once a powerboat in the EBR fleet has over 200 hours of sailing time, EBR offers the powerboat for sale to the public. In our 2023 fiscal year, our rental business generated approximately $4,038,803 of revenue, the majority of which was from the rental of our powerboats, as compared to $4,793,860 of revenue in 2022, the majority of which was from the rental of our powerboats.

Investment in Electric Boat Manufacturer

On May 14, 2021, we purchased $3,400,000 in Debentures from Limestone. Limestone is a North American designer and manufacturer of recreational and commercial powerboats. The Debentures bear interest at the rate of 10% per annum and mature in three years from issuance. We entered into an agreement pursuant to which Limestone agreed to purchase 25 powertrains from us, subject to the completion of satisfactory testing from Limestone, of which it has currently purchased nil. One of our directors is also a director of Limestone. On January 20, 2023, Limestone announced that its wholly-owned subsidiaries have filed for voluntary petitions for relief under Chapter 7 of the Bankruptcy Code of the U.S. Bankruptcy Court for the Middle District of Tennessee. As a result, we had significant doubts about recouping our investment in Limestone pursuant to the terms of the Debentures and entered into an agreement with Limestone on July 18, 2023 whereby we acquired common shares of Limestone, representing approximately 7% of their then outstanding shares, in exchange for the retirement of the Debentures. Prior to the conversion, the Company had recorded an impairment on the entire value of the Debentures at the amount of nil and $2,637,000 in the year ended August 31, 2023.

Suppliers

Although we manufacture all of our powerboats, we do so by assembling the component parts that we acquire from third-party suppliers rather than by producing any of those component parts ourselves. Some of these parts and components are manufactured to our specifications (such as hulls and motors) while others are bought “off the shelf” (such as batteries and canopies). We do not maintain long-term contracts with preferred suppliers, but instead rely on informal arrangements and off-the-shelf purchases. We materially depend on some of those third-party suppliers for certain components that we obtain from a limited number of suppliers.

We have not experienced any material shortages in any of our product parts or components, but as a result of the COVID-19 pandemic some of our third-party suppliers experienced delays, and are continuing to experience delays, in delivering our product parts and components in a timely manner and fluctuations in price for these supplies is a possibility if raw material pricing increases. Temporary shortages, when they do occur, usually involve manufacturers of these products adjusting model mix, introducing new product lines, or limiting production in response to an industry-wide reduction in boat demand, or, as recently experienced during the COVID-19 pandemic, in finding persons able to deliver the parts and components in a timely manner.

Electric Powertrains

The most significant parts and components we intend to use in manufacturing our electric powertrains are:

●	engines – we rely on two suppliers of engines, Danfoss Editron and E-Propulsion;
●	lithium-ion batteries – we intend to use duplicate suppliers, including Neogy and Octillion, to make lithium-ion batteries we can use in at a price and quality that we are looking for;
●	inverter – we intend to source our inverters from Danfoss Editron;
●	smart navigation system – we intend to rely on our partnership with Nextfour to develop a multifunctional display to be integrated with our E-Motion powertrains.

Power Boats

The most significant parts and components used in manufacturing our boats are:

●	engines – we use one supplier of engines, E-Propulsion (for the Quietude, the Fantail 217 and the Volt 180) in addition to our use of our E-Motion for the Volt;
●	lithium-ion batteries – we source duplicate suppliers for our lithium-ion batteries, including Neogy and Octillion and believe that we could source batteries at a similar price from the market were these suppliers unable to meet our demand;
●	hulls – we have two suppliers of the hulls that we use in our boats, but we believe that we could source hulls of a similar quality and at a similar price without significant delay to our production schedule were these suppliers unable to meet our demands.

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

Our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we intend to rely on a combination of patent and design applications, trade secrets, including know-how, employee and third-party non-disclosure agreements, copyright laws, trademarks and other contractual rights to establish and protect our proprietary rights in our technology. We intend to file patent applications with respect to components of a powertrain that we are developing. We do not know whether any of our patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims. Even if granted, these pending patent applications might not provide us with adequate protection.

Trademarks

We filed trademark applications with the Canadian Intellectual Property Office and the U.S. Patent and Trademark Office for our logo and the brand name “E-Motion”. We operate under the trade name “VISION MARINE TECHNOLOGIES”, but neither this name nor any of the names of the models of our boats are currently registered trademarks.

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

According to the NMMA, after reaching record highs in 2022, sales of outboard engines in the United States (which includes outboard motors) surpassed US$10.5 billion and is expected to grow by 5% (CAGR) by 2032. Consumer demand for higher-performance engines continued to trend upward in 2020, with double digit gains in sales for engines with 200 and greater horsepower. Engines with between 200 and 300 horsepower accounted for 27% of all sales of outboard engines.

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

This explains why some lakes and bodies of water have recently banned motorboats. The total elimination of gasoline immediately eliminates a large source of marine pollution, with immediate results: possibility of beaches, swimming and reduction of BOD (biochemical oxygen demand) and DCO (direct chemical oxidation) of ambient water. Specifically, hydrocarbons, similar to the dirt that clings to the walls of a bathtub, contaminate the shores and banks of lakes, rivers and bodies of water, where the development of many living organisms takes place. The ecosystem is then modified with the scarcity or disappearance of certain species.

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

The electric boat market is competitive in nature with much of that competition of late focusing on launching new E-boats that have longer range and higher speed than currently available boats. The global electric engine market is set to garner US$15.5 billion by 2032. Research and Markets predicts that the growth in the electric boat market will be caused by:

●	advancement in battery technology that offers longer run-time and higher speed;
●	decreasing battery prices;
●	problems inherent to internal combustion engine boats, including a high pollution rate and the comparatively high fuel prices; and
●	other noteworthy advantages offered by electric boats, such as noiseless and smokeless use and less vibration and less engine maintenance than boats that use internal combustion engines.

The electric boat market is segmented into two categories, hybrid and pure electric boats. In 2018, hybrid electric boats represented approximately 70% of the electric boat market. The NMMA anticipates that the market shares of the pure electric boat segment will meaningfully increase during the period from 2019 to 2027 owing to advancements in battery technology. On the basis of passenger capacity, electric boats with a capacity of less than 10 passengers captured the highest share of the global electric boat market in 2018. Additionally, the same segment is the fastest-growing segment pertaining to high demand for small boats for recreational purposes from high-income earners in the United States, Canada and Western Europe.

Government Support

Although the recreational powerboat industry does not generally receive much direct governmental support, we have received tax credits from, and grants provided by, the Quebec provincial government and the Canadian federal government primarily in connection with our development and promotion of green technology. In our 2023, 2022 and 2021 fiscal years, we recognized grants and investment tax credits amounting to $232,882, $1,458,632, and $921,658, respectively, of which $144,032, $1,408,840, and $859,516, respectively, is presented against research and development expenses. Although we do not consider the receipt of such credits and grants as essential to our operations, if they were no longer available, our business, prospects, financial condition and operating results could be adversely affected.

Competitive Advantages & Operational Strengths

We face competition from manufacturers of:

i.	electric powertrain systems that sell to OEMs;
ii.	traditional fossil fuel-powered recreational powerboats in general; and
iii.	electric recreational powerboats in particular.

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

The electric recreational powerboat market is evolving and companies within it must be able to adapt without jeopardizing the timing, quality or quantity of their products. We deem our principal competitors within this market to be Duffy Electric Boat Company, Elctracraft, Pender Harbour, Elco Motor Yachts Company (formerly known as Launch Electric Company), Budsin Wood Craft, Ruban Bleu Electric Boats, Frauscher Boats and Boote Marian GmbH. In addition to the matters mentioned above, we compete with other manufacturers of recreational electric boats on technological developments (such as powertrain efficiency, life of batteries and battery use per charge) and partnerships with battery and motor suppliers. As electric boat technology improves, we anticipate that more manufacturers will market competing products. As they do, we expect that we will experience significant competition.

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

We are developing innovative electric outboard powertrain systems designed to enable us to capture market share, as the outboard powertrain industry moves to electric powertrain outboard motors to comply with local green initiatives. The NMMA estimates that after reaching record highs in 2020, outboard engine sales in the U.S had a single digit decline in 2021, down 6.6 percent to 307,800 units. Despite the drop from 2020, sales in 2021 were the second highest total in the last 14 years, and 29% above average retail unit sales from 2008–2021. total retail orders of outboard engines were US$2.9 billion in 2018, and Blueweave Research estimates that global electric boat market will reach US$18 billion by 2026.

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

Manufacturing

We produce our electric recreational powerboats and related components at our 15,000 square foot assembly warehouse in Quebec and use Linamar as our production partner for our E-Motion powertrains. In our last three fiscal years, we manufactured 46, 58, and 49 powerboats, and we expect to manufacture approximately 50 electric boats in our 2024 fiscal year. We run one assembly line and have a production capacity that allows us to produce up to seven boats a week depending on the type of boats and the specifications of each order.

Marketing

As we intend to sell our electric powertrains to a handful of OEMs, we will market the powertrains to them in a direct and focused manner. This will entail visits to the OEMs and visits from the OEMs at our production facility as well as general exposure of our powertrains at trade shows and in trade journals.

We primarily use our website and social media to sell our boats. We support this effort by attendance at trades shows (boat shows) that expose our products to the boat buying public and to industry specialists. We intend to continue to expand our social media presence and attend more trade shows in North America and internationally. We also rely on a network of distributors and dealers, and their marketing efforts, for the sale of our boats and seek to grow this network. We do not currently have a coordinated marketing effort with our network of distributors and dealers.

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

Sales Model

We sell directly to the customer via online, social media marketing and attendance at boat shows. We also sell our boats through a limited number of dealers and distributors. We will further expand our product offerings to third-party dealerships and by selling directly to OEMs.

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

The regulatory programs that impact our business include the following:

Regulations on Hazardous Materials

Certain materials used in our manufacturing, including the resins used in production of our boats, are toxic, flammable, corrosive, or reactive and are classified by the federal, state and provincial governments as “hazardous materials.” Control of these substances is regulated by the Environmental Protection Agency (EPA) and state pollution control agencies under the Federal Resource Conservation and Recovery Act, and related state programs in the United States, and by Environment and Climate Change Canada and Health Canada and provincial pollution control agencies under the Canadian Environmental Protection Act, 1999 (“CEPA”) and related provincial legislation in Canada. Storage of these materials must be maintained in appropriately labeled and monitored containers, and disposal of wastes requires completion of detailed waste manifests and recordkeeping requirements. Any failure by us to properly store or dispose of our hazardous materials could result in liability, including fines, penalties, or obligations to investigate and remediate any contamination originating from our operations.

The United States Clean Air Act and the Canadian Environmental Protection Act

The United States Clean Air Act (the “CAA”) and CEPA and corresponding state and provincial rules regulate emissions of air pollutants. Because our manufacturing operations involve molding and coating of fiberglass materials, which involves the emission of certain volatile organic compounds, hazardous air pollutants, and particulate matter, we are required to comply with Canadian federal and provincial environmental protection regulations. The hulls used in our products are all manufactured by third parties. The additional cost of complying with these regulations has increased our cost to purchase hulls and, accordingly, has increased the cost to manufacture our products.

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

C. Organizational structure

The corporate structure of the Company and its material subsidiaries are as indicated in the following chart:

D. Property, plant and equipment

Our manufacturing and office space is located in Boisbriand, Quebec, just outside of Montreal. This space is in three adjacent units each under a separate lease with a related party. One lease is for approximately 4,100 square feet, has a monthly rent of approximately $5,400 and expires on March 31, 2027. The second lease is for approximately 4,100 square feet, has a monthly rent of approximately $5,400 and expires on March 31, 2027. The third lease is for approximately 16,800 square feet, has a monthly rent of approximately $21,700 and expires on March 31, 2027. We consider our office and manufacturing space sufficient to meet our current needs and our needs for at least the next 12 months.

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

We lease a kiosk and three slips for our rental business at the Ventura Portside Marina in Ventura, California. In exchange for use of the space and common areas in the facility, we pay a monthly rent of approximately USD$3,500. The lease expires in October 2024 and may be renewed at our discretion for an additional two-year period.

On October 1, 2021, we entered into a lease agreement with the developers of Waves at Dania Beach, to rent office space as well as slip space for twenty-five electric boats, for monthly rent of approximately US$10,000, which lease expires on October 1, 2027. Monthly rent is payable upon the completion of Dania Beach.

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

Overview

We were incorporated pursuant to the Business Corporations Act (Quebec) on August 29, 2012, under the name Riopel Marine Inc. On April 23, 2020, we changed our name to Vision Marine Technologies Inc. Our principal business is to manufacture and sell or rent electric boats. We have five wholly-owned subsidiaries. Our head office and principal address is located at 730 Boulevard du Cure-Boivin, Boisbriand, Quebec, Canada, V7G 2A7.

Going Concern

We prepare our financial statements on a going concern basis which assumes that we will be able to realize our assets and discharge our liabilities in the normal course of business for the foreseeable future. We incurred a loss before tax of $21,158,061 and a net loss of $20,877,186 during the year ended August 31, 2023 and had a cash balance and a working capital surplus of $3,359,257 and $3,676,936, respectively, as at August 31, 2023. Our ability to meet our obligations as they fall due and to continue to operate as a going concern depends on the continued financial support of the creditors and the shareholders. In the past, we have relied on the support of our shareholders to meet our cash requirements. Funding from this or other sources might not be sufficient in the future to continue our research and development. Even if we are able to obtain new financing, it may not be on commercially reasonable terms or terms that are acceptable to us. Failure to obtain such financing on a timely basis could cause us to reduce or terminate our operations.

The Company is evaluating several different strategies and is actively pursuing actions that are expected to increase its liquidity position, including, but not limited to, pursuing additional cost savings initiatives and seeking additional financing from both the public and private markets through the issuance of equity securities. However, the Company’s management cannot provide assurances that the Company will be successful in accomplishing any of its proposed financing plans. These matters, when considered in aggregate, indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern for at least 12 months from the issuance of the consolidated financial statements for the year ended August 31, 2023.

A.	Operating Results

Results of Operations for the Year Ended August 31, 2023 as Compared to the Year Ended August 31, 2022

Revenue

Revenue for the year ended August 31, 2023 was $5,651,502 (2022: $7,350,946); the decrease of 23% resulted from a decrease in revenue from the Company’s boat and rental operations. The Company’s gross profit decreased to $1,536,426 (2022: $3,285,565) due to reductions in boat sales and rental revenue, additional costs of sales for the construction of boats and the provision on the sale of the E-Motion powertrains. The following provides an analysis of the sale of electric boats and revenue from rental operations:

	Year ended	Year ended
	August 31, 2023	August 31, 2022	Increase/(Decrease)
Sale of Electric Boats	1,612,699	2,557,086	(37)%
Rental of electric boats	4,038,803	4,793,860	(16)%
	$5,651,502	$7,350,946	(23)%

Net Loss

During the year ended August 31, 2023, the Company incurred a net loss of $(20,877,186) compared to a net loss of $(13,111,785) for the corresponding prior period. The increase in comprehensive loss was due to a decrease in revenue and an increase in expenses for the year ended August 31, 2023, increasing to $22,694,487 (2022: $16,139,007). The largest expense items that are included in expenses for the year ended August 31, 2023 were:

●	Research and development for the year ended August 31, 2023 was $5,704,912 (2022: $2,242,794); the increase was due to the fitting of the Company’s E-Motion powertrains to third party prototypes for testing purposes. During the year ended August 31, 2023 the Company recorded $144,032 (2022: $1,408,840) in government grants during the period.
●	Office salaries and benefits for year ended August 31, 2023 increased to $4,014,181 compared to $3,335,799 for the year ended August 31, 2022. The increase was due to share-based payments and the addition of support staff as it scales to complete testing of prototypes.
●	Selling and marketing expenses for the year ended August 31, 2023 increased to $3,470,772 (2022: $1,972,306) due to an increase in attendance at boat shows, an increase in marketing of the Company’s E-Motion powertrains and an increase in marketing and promotion of the Company.
●	Professional fees for the year ended August 31, 2023 increased to $3,764,465 (2022: $3,590,816) due to an increase in costs related to media campaigns, a severance payment to a former officer and director and an increase in legal fees.
●	Office and general expenses for the year ended August 31, 2023, increased to $3,100,024 (2022: $1,949,583) due to an increase in leasing of motor vehicles and costs related to directors’ and officers’ liability insurance.
●	Share-based compensation for the year ended August 31, 2023 decreased to $1,136,182 (2022: $2,699,481), as the Company granted 88,500 stock options during the year ended August 31, 2023. The costs include past grants of stock options which are recognised when the stock options are vested. The Company recognizes compensation expense for option grants based on the fair value at the date of grant using the Black-Scholes valuation model.
●	Net finance (income)/expenses for the year ended August 31, 2023 realised a gain of $1,604,536 (2022: $223,660 loss). This was caused by a gain in foreign currency of $208,132 (2022: $251,947 gain) due to fluctuations in the Canadian dollar against the US Dollar which was offset by an increase in interest and bank charges of $142,117 (2022: $184,895) due to the Company utilizing its line of credit; which was partially offset by interest income of $113,334 (2022: $379,288) and a gain on the remeasurement of a derivative liability of $2,055,688 (2022: $nil), related to the issuance of warrants with an exercise price in US dollars while the Company’s functional currency is in Canadian dollars. The Company also incurred $719,167 (2022: $nil) in transaction costs related to the various capital raises that was conducted through the year and recorded in net loss.

●	The Company impaired its investment in convertible debentures in The Limestone Boat Company due to Limestone announcing that its wholly-owned subsidiaries have filed for voluntary petitions for relief under Chapter 7 of the Bankruptcy Code of the U.S. Bankruptcy Court for the Middle District of Tennessee. As a result, the Company has impaired 100% of the value of its investment in Limestone during the year ended August 31, 2023 realising a loss of $2,637,000 (2022: $nil).

Income Tax (Expense)

The Company incurred a decrease in income taxes for the year ended August 31, 2023, of $(280,875) (2022: $258,343), primarily caused by a decrease in current and deferred income taxes.

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

The consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company incurred a loss before tax of $21,158,061 and net loss of $20,877,186 during the year ended August 31, 2023 and has a cash balance and a working capital surplus of $3,359,257 and $3,676,936, respectively, as at August 31, 2023. The Company’s ability to meet its obligations as they fall due and to continue to operate as a going concern is dependent on the continued financial support of the creditors and the shareholders. In the past, the Company has relied on the support of its shareholders to meet its cash requirements. There can be no assurance that funding from this or other sources will be sufficient in the future to continue its operations. Even if the Company is able to obtain new financing, it may not be on commercially reasonable terms or terms that are acceptable to it. Failure to obtain such financing on a timely basis could cause the Company to reduce or terminate its operations.

As of November 28, 2023, the Company had 11,649,319 issued and outstanding shares and 15,761,301 on a fully diluted basis.

The Company had $3,676,936 of working capital surplus as at August 31, 2023 compared to $8,727,011 working capital surplus as at August 31, 2022. The decrease in working capital surplus during the year ended August 31, 2023 resulted from the cash used in operations of $14,007,923 (2022: $10,996,819); cash used in investing activities of $537,020 (2022: $964,503) resulting from the additions to property and equipment of $938,802 (2022: $1,175,931); which was offset by proceeds from disposal of equipment of $401,782 (2022: $243,630); financing activities provided cash of $12,079,484 (2022: $361,783), caused by the issuance of shares of $12,437,523 (2022: $nil); increase in the Company’s credit facility of $155,000 (2022: $nil) which was offset by the repayment of lease liabilities of $726,893 (2022: $695,749) and the repayment of long term debt of $258,000 (2022: $282,424).

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended August 31,
	2023	2022	2021
	$	$	$
Net cash used in operating activities	(14,007,923)	(10,996,819)	(8,251,438)
Net cash used in investing activities	(537,020)	(964,503)	(9,468,395)
Net cash (used in)/provided by financing activities	12,079,484	(361,783)	34,570,833

Comparison of cash flows for the fiscal year ended August 31, 2023 as compared to the fiscal year ended August 31, 2022

Operating Activities

Net cash used in operating activities increased from $(10,996,819) in fiscal 2022 to $(14,007,923) in fiscal 2023, primarily due to an increase in net loss and an increase in inventories.

Investing Activities

Net cash used in investing activities decreased from $(964,503) in fiscal 2022 to $(537,020) in fiscal 2023, primarily due to a reduction in additions to property and equipment and in increase in proceeds from the disposal of property and equipment.

Financing Activities

Net cash provided by financing activities increased from a use of $(361,783) in fiscal 2022 to $12,079,484 in fiscal 2023, primarily due to the issuance of shares of $12,437,523, an increase in the Company’s credit facility of $155,000 which was offset by the repayment of lease liabilities of $726,893 (2022: $695,749) and the repayment of long-term debt of $258,000 (2022: $282,424).

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

Contractual Obligations and Commitments

As of August 31, 2023, we did not have any off-balance sheet debt nor did we have any transactions, arrangements, obligations (including contingent obligations) or other relationships with any unconsolidated entities or other persons that may have material current or future effect on financial conditions, changes in the financial conditions, results of operations, liquidity, capital expenditures, capital resources, or significant components of revenue or expenses.

As of the date of this Annual Report, we have no outstanding commitments, other than rent and lease commitments and purchase commitments as disclosed in Note 15 and 28 of our consolidated financial statements for the year ended August 31, 2023. We have not pledged our assets as security for loans.

As at August 31, 2023, future payments required under non-cancellable leases contracted and capitalized in the financial statements are as follows:

	Payments due by period
		Less than 1					Greater than 5
Contractual Obligations	Total	year	2-3 years		4-5 years		years
Lease Obligations	$3,139,502	$782,790		$1,651,680		$705,032	$	Nil
Bank Indebtedness	$235,000	$235,000	$	Nil	$	Nil	$	Nil
Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet under IFRS	$431,923	$313,118		$118,805	$	Nil	$	Nil

In addition to the obligations in the table above, we are subject to supply agreements with minimum spend commitments. The amount of the minimum fixed and determinable portion of the unconditional purchase obligations over the next three years is as follows:

$
2024	10,943,420
2025	Nil
2026	Nil

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

As at August 31, 2023, all of the Company’s goodwill is allocated to the board rental operation CGU, which represents the lowest level within the Company at which the goodwill is monitored for internal management purposes. For the years ended August 31, 2023 and August 31, 2022, there was no impairment of goodwill.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the names and ages of all of our directors and executive officers.

Name, Province/State and Country of Residence	Age	Position	Director/Officer Since
Alexandre Mongeon Quebec, Canada	47	Chief Executive Officer and Director	August 2014
Patrick Bobby Quebec, Canada	52	Head of Performance & Special Projects and Director	August 2014
Xavier Montagne Quebec, Canada	49	Chief Technology Officer and Chief Operating Officer	April 2021
Kulwant Sandher British Columbia, Canada	62	Chief Financial Officer	July 2019
Carter Murray Quebec, Canada	48	Chairman	March 2023
Steve P. Barrenechea California, United States	65	Director	September 2020
Dr. Philippe Couillard Quebec, Canada	66	Director	September 2023
Luisa Ingargiola Florida, United States	60	Director	September 2020
Mario Saucier Quebec, Canada	52	Director	September 2023

Business Experience

The following summarizes the occupation and business experience during the past five years or more for our executive officers and directors as of the date of this Annual Report:

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

Carter Murray, Chairman

From October 2013 to April 2022, Mr. Murray was the Global Chief Executive Officer of Foote, Cone & Belding, a subsidiary of Interpublic Group, and one of the world’s largest global advertising agency networks. From October 2011 to September 2013, Mr. Murray was the President and Chief Executive Officer, North America, of Young & Rubicam, a global marketing communications company. From 2007 to 2011, Mr. Murray worked for Publicis advertising, where he held various positions, including Chief Marketing Officer, Worldwide New Business Director and Worldwide Account Director for Nestlé. Mr. Murray began his career at Leo Burnett, a communications agency and one of the world’s largest agency networks. During his time at Leo Burnett, Mr. Murray held various positions, including Regional Account Director and Regional New Business Director EMEA. Mr. Murray earned his undergraduate degree from Duke University in 1997.

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

Dr. Philippe Couillard

From 2014 to 2018, Dr. Couillard served as the 31st Premier (First Minister) of Quebec. Prior to that, Dr. Couillard served as the Minister of Health for the province of Quebec from 2003 to 2008. Dr. Couillard also served as a Member of the National Assembly from 2003 to 2008 and from 2013 to 2018. Dr. Couillard is currently a member of various boards of directors, including the boards of the Atlantic Salmon Federation (2020-present); and Carebook Technologies Inc. (2020-present) (TSX-V: CRBK.V). Dr. Couillard was previously a member of the board of directors of the Canadian Cancer Society (2019-2023). Dr. Couillard began his career practicing neurosurgery internationally from 1985 to 2003. Dr. Couillard served as Chief Surgeon in the Department of Neurosurgery at the Hôpital Saint-Luc in Montréal from 1989 to 1992 and was chairman of surgery at the University of Sherbrooke from 1996 to 2003. Dr. Couillard also co-founded the Dhahran Department of Neurosurgery in Saudi Arabia, where he practiced from 1992 to 1996. Dr. Couillard received his medical degree in 1979 and completed his specialty training in neurosurgery in 1985 at the Université de Montréal.

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

Mario Saucier

Mr. Saucier has served as the Chair of the board of directors of E-Smart Control Inc. since November 2017 and as a member of the board of directors of Transtex Inc. since February 2016. From December 2015 to March 2017, Mr. Saucier was the Chief Financial Officer of BioAmber Inc., which was a sustainable chemicals company. From May 2014 to November 2015, Mr. Saucier served as Chief Financial Officer of Norduyn, operating in the aerospace industry and concurrently acted as President for Transtex inc., an affiliated company of Norduyn, operating in the aerodynamic trucking industry. Prior to Norduyn, Mr. Saucier served as Chief Financial Officer at Englobe Corp., a global bio-remediation company from November 2008 to November 2012. Mr. Saucier was subsequently appointed as interim President and Chief Executive Officer for a six month period with Englobe Corp. Previous positions also include Senior Vice President of Finance and Chief Accounting Officer of Quebecor World, from 2005 to 2008, Vice President Strategy & Performance of Total Transit System, a division of Bombardier Transportation, from 2002 to 2004, as well as Vice President Implementation of SAP, from 2000 to 2002. Mr. Saucier holds a B.B.A. from the Université du Québec à Montréal and has been a member of the Canadian Institute of Chartered Accountants since 1991.

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

Compensation of Executive Officers

			Share-	Option-	Annual	Long-		All
Named Executive			based	based	Incentive	term	Pension	Other	Total
Officer		Salary	awards	awards	Plan	Incentive	Value	Compensation	Compensation
and Principal Position	Year	($)	($)	($)	($)	Plan ($)	($)	($)	($)
Alexandre Mongeon	2023	605,461	Nil	14,893	Nil	Nil	Nil	Nil	620,354
Chief Executive Officer	2022	567,016	Nil	14,472	Nil	Nil	Nil	Nil	581,488
Patrick Bobby(1)	2023	400,000	Nil	14,893	Nil	Nil	Nil	Nil	414,893
President of Special Operations	2022	411,472	Nil	14,472	Nil	Nil	Nil	Nil	425,944
Kulwant Sandher	2023	380,533	Nil	14,893	Nil	Nil	Nil	Nil	395,426
Chief Financial Officer	2022	328,790	Nil	14,472	Nil	Nil	Nil	Nil	343,262
Xavier Montagne	2023	280,690	Nil	252,413	Nil	Nil	Nil	Nil	533,103
Chief Technology Officer & COO	2022	229,804	Nil	883,703	Nil	Nil	Nil	Nil	1,113,507
(1)	Mr. Bobby had been our Chief Operating Officer through December 14, 2021, at which time he resigned from that role and became our Head of Performance & Special Projects which has been rebranded President of Special Operations.

Executive Compensation Agreements

Alexandre Mongeon, Chief Executive Officer

On March 1, 2021, we entered an executive employment agreement with Alexandre Mongeon with a term commencing on March 1, 2021 and expiring on February 28, 2024 (the “Mongeon Agreement”). The Mongeon Agreement replaced our prior executive services agreement with Alexander Mongeon.

Pursuant to the terms and provisions of the Mongeon Agreement: (a) Mr. Mongeon is appointed as our Chief Executive Officer and will undertake and perform the duties and responsibilities normally and reasonably associated with such office; (b) we shall pay to Mr. Mongeon a gross annual net salary of USD$400,000 (the “Annual Base Salary”); (c) provide Mr. Mongeon with employee benefits, if and when such benefits have been adopted by us, including group health insurance, accidental death and dismemberment insurance, travel accident insurance, group life insurance, short-term disability insurance, long-term disability insurance, drug coverage and dental coverage (the “Group Benefits”); (d) Mr. Mongeon is eligible to receive a discretionary bonus of between 50% and 100% of his Annual Base Salary; and (e) Mr. Mongeon will be entitled to four weeks’ paid annual vacation per calendar year.

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

Pursuant to the terms and provisions of the Sandher Agreement: (a) Mr. Sandher was appointed as our Chief Financial Officer and will undertake and perform the duties and responsibilities normally and reasonably associated with such office; (b) we shall pay to Mr. Sandher a gross annual net salary of CAD$250,000 (the “Annual Base Salary”); (c) we shall provide Mr. Sandher with employee benefits, if and when such benefits have been adopted by us, including group health insurance, accidental death and dismemberment insurance, travel accident insurance, group life insurance, short-term disability insurance, long-term disability insurance, drug coverage and dental coverage (the “Group Benefits”); (d) Mr. Sandher is eligible to receive a minimum bonus of 25% of his Annual Base Salary, increasing up to 50% of his Annual Base Salary at the discretion of the Board; and (e) Mr. Sandher will be entitled to four weeks’ paid annual vacation per calendar year.

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

Director Compensation

The following table sets forth the value of all compensation paid to the directors, excluding Alexandre Mongeon and Patrick Bobby who are paid as officers and not as a directors during the fiscal year ended August 31, 2023:

				Non-equity
				incentive
	Fees	Share-based	Option-based	plan	Pension	All other
	earned	awards	awards	compensation	value	compensation	Total
Name	($)	($)	($)	($)	($)	($)	($)
Alan D. Gaines, Chairman(1)	Nil	285,602	Nil	Nil	Nil	319,666	605,268
Steve P. Barrenechea, Director	184,895	51,925	42,552	Nil	Nil	Nil	279,372
Renaud Cloutier, Director(2)	24,559	Nil	Nil	Nil	Nil	Nil	24,559
Luisa Ingargiola, Director	66,032	51,925	42,552	Nil	Nil	Nil	160,509
Carter Murray(3)	Nil	—	—	Nil	Nil	127,705	127,705
Mario Saucier(4)	58,286	43,811	—	Nil	Nil	—	102,097
(1)	Effective as of March 15, 2023, Mr. Gaines resigned as the Chairman of Board and as a member of the Board.
(2)	On January 31, 2023, Mr. Cloutier resigned as a member of the Board.
(3)	On March 2, 2023, the Board appointed Carter Murray as a member of the Board.
(4)	On March 8, 2023, the Board appointed Mario Saucier as a member of the Board.

Outstanding Option-based Awards for Named Executive Officers and Directors

The following table reflects all option-based awards for each Named Executive Officer and director outstanding as at August 31, 2023. We do not have any other equity incentive plans other than our Share Option Plan.

Option–based Awards
	Number of
	Securities
Named	Underlying
Executive	Unexercised
Officer	Options	Option exercise	Option expiration
or Director	(#)(1)	price ($)	date
Alexandre Mongeon, Chief Executive Officer	64,864	$3.70	May 27, 2025
Alexandre Mongeon, Chief Executive Officer	21,000	$5.68	November 24, 2030
Patrick Bobby, President of Special Operations(2)	64,864	$3.70	May 27, 2025
Patrick Bobby, President of Special Operations	21,000	$5.68	November 24, 2030
Kulwant Sandher, Chief Financial Officer	59,459	$3.70	May 27, 2025
Kulwant Sandher, Chief Financial Officer	21,000	$5.68	November 24, 2030
Xavier Montagne, Chief Technology Officer and Chief Operating Officer	60,000	$5.68	February 23, 2026
	90,000	$5.65	January 22, 2027
	3,000	5.83	December 22, 2027

Steven Barrenechea, Director	60,000	$5.68	November 24, 2025

Luisa Ingargiola, Director	60,000	$5.68	November 24, 2025
(1)	These options to purchase common shares were issued pursuant to our Share Option Plan which is summarized in this Annual Report in the section entitled “Executive Compensation - Share Option Plans and Share options- 2020 Share Option Plan ”. The options were granted on May 27, 2020 and vest in equal twelfths once a month for a year.
(2)	Mr. Bobby had been our Chief Operating Officer through December 14, 2021, at which time he resigned from that role and became our Head of Performance & Special Projects (President of Special Operations).

Incentive Plan Awards

The following table provides information concerning our incentive award plans with respect to each Named Executive Officer and directors during the fiscal year ended August 31, 2023.

	Option-based Awards -	Non-Equity Incentive
Named Executive Officer	Value Vested	Plan Compensation - Value
and Director	During the Year ($)(1)	Vested During the Year ($)(2)
Alexandre Mongeon, Chief Executive Officer	$—	—
Patrick Bobby, Head of Performance & Special Project	$—	—
Kulwant Sandher, Chief Financial Officer	$—	62,500
Luisa Ingargiola, Director	$—	—
Steven P. Barrenechea, Director	$—	—
Xavier Montagne, Chief Technology Officer and Chief Operating Officer	$39,775	—
(1)	Based on price per Common Share of US$1.72, being the closing price on November 28, 2023 and a U.S. dollar to Canadian dollar exchange rate of 1.3603 as reported by the Bank of Canada on November 28, 2023.
(2)	Represents amounts expected to be earned pursuant to the Company’s bonus plan based on 100% of target payout amounts. In most cases, actual payments will depend upon the achievement of performance goals and will be paid in cash in the year following the fiscal year in respect of which they are earned, but in the case of Kulwant Sandher, a portion of the bonus is paid automatically every quarter.

Pension Benefits

We do not have any defined benefit pension plans or any other plans providing for retirement payments or benefits.

Termination of Employment and Change of Control Benefits

Details with respect to termination of employment and change of control benefits for our directors and executive officers is reported above under the section titled “Executive Compensation Agreements.”

Share Option Plans and Share Options

The following table sets forth, as at August 31, 2023, the equity compensation plans pursuant to which our equity securities may be issued:

Number of
securities remaining
available
	Number of		for future
	securities to		issuance
	be issued	Weighted -	under equity
	upon exercise	average exercise	compensation
	of outstanding	price	plans (excluding
	options, warrants	of outstanding	Securities
	and	options, warrants	reflected in
	rights	and rights ($)	column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders(1)	1,099,541	$5.22	665,411
Equity compensation plans not approved by securityholders	—	$—	—
Total	1,099,541	$5.22	665,411
(1)	Includes 440,000 options included in agreements with management entered into in November 2020 for options to be issued pursuant to the Share Option Plan.

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

As of August 31, 2023, we had 1,099,541 stock options outstanding under the stock option plan:

●	In May 2020, we issued our employees, directors and officers an aggregate of 333,231 options to purchase common shares at $3.70 per share.
●	In May 2020, we issued our employees, directors and officers an aggregate of 110,000 options to purchase common shares at $2.78 per share.
●	In October 2020, we issued our employees, directors and officers an aggregate of 10,810 options to purchase common shares at $3.70 per share.
●	In November 2020, we issued our employees, directors and officers an aggregate of 35,000 options to purchase common shares at $16.29 per share.
●	In September 2021, we issued our employees, directors and officers an aggregate of 25,000 options to purchase common shares at $8.85 per share.
●	In January 2022, we issued our employees, directors and officers an aggregate of 102,500 options to purchase common shares at $5.65 per share.
●	In November 2022, we issued our employees, directors and officers an aggregate of 5,000 options to purchase common shares at $6.09 per share.
●	In December 2022, we issued our employees, directors and officers an aggregate of 30,000 options to purchase common shares at $5.83 per share.
●	In March 2023, we issued our employees, directors and officers an aggregate of 405,000 options to purchase common shares at $5.77 per share and 393,000 options to purchase common shares at $5.77 per share.

●	In April 2023, we issued our employees, directors and officers an aggregate of 43,000 options to purchase common shares at $5.75 per share.

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

Our Board consists of seven directors. Four of our seven directors satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. Our directors are elected annually at each annual meeting of our company’s shareholders. Notwithstanding the foregoing, each director is to serve until his successor is elected and qualified or until his death, resignation or removal. Our Board appoints our officers and each officer is to serve until his successor is appointed and qualified or until his or her death, resignation or removal. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors.

Our Board is responsible for appointing our Company’s officers.

Board Committees

On November 27, 2020, we established three committees under the Board: an Audit Committee, a Compensation Committee and a Nominating Committee. Each committee is governed by a charter approved by our Board.

Audit Committee

Our Audit Committee consists of Steve P. Barrenechea, Luisa Ingargiola and Dr. Philippe Couillard and is chaired by Ms. Ingargiola. Each member of the Audit Committee satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meets the independence standards under Rule 10A-3 under the Exchange Act. Our Audit Committee Financial Expert is Luisa Ingargiola who qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Listing Rules of the Nasdaq Stock Market. The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The Audit Committee is responsible for, among other things:

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

Nominating Committee

Our Nominating Committee consists of Steve P. Barrenechea and is chaired by Mr. Barrenechea. Each member of the Audit Committee satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The Nominating Committee is responsible for overseeing the selection of persons to be nominated to serve on our Board. The Nominating Committee considers persons identified by its members, management, shareholders, investment bankers and others.

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

D. Employees

As of August 31, 2023, we employed a total of 38 people full-time and 8 part-time. All of our employees were employed at our principal executive offices in Boisbriand, Quebec and at our rental operation in Newport, California. None of our employees are covered by a collective bargaining agreement.

The breakdown of full-time employees by main category of activity is as follows:

Number of
Full-Time
Activity	Employees
Administration	39
Manufacturing	7

E. Share Ownership

For information regarding the share ownership of our directors and executive officers, see “Item 6.B, Compensation” and “Item 7.A, Major Shareholders.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of our common shares as of November 28, 2023 by (a) each shareholder who is known to us to own beneficially 5% or more of our outstanding common shares; (b) all directors; (c) our executive officers, and (d) all executive officers and directors as a group. Except as otherwise indicated, all persons listed below have (i) sole voting power and investment power with respect to their common shares, except to the extent that authority is shared by spouses under applicable law, and (ii) record and beneficial ownership with respect to their common shares.

		Percentage of
	Common Shares	Common Shares
	Beneficially	Beneficially
Name	Owned (1)	Owned (2)
Directors and Executive Officers:
Alexandre Mongeon, Chief Executive Officer, Director(3)(4)	2,522,973	21.5%
Patrick Bobby, President of Special Operations(3)(4)	2,237,183	19.1%
Xavier Montagne, Chief Technology Officer and Chief Operating Officer(5)	162,500	1.4%
Kulwant Sandher, Chief Financial Officer(6)	286,254	2.4%
Mario Saucier, Director	9,000	* %
Steve P. Barrenechea, Director(7)	80,667	* %
Luisa Ingargiola, Director(7)	80,667	* %
Carter Murray, Chairman	118,765	1.0%
Dr. Phillipe Couillard, Director	—	—%
Directors and Executive Officers as a Group (Nine Persons)	3,357,503	27.6%
Other 5% or more Shareholders:

James Stafford	959,797	8.2%
Société De Placements Robert Ghetti Inc.	1,066,895	9.2%
(1)	Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the number of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of common shares actually outstanding on November 28, 2023.
(2)	The percentage is calculated based on (i) 11,649,319 common shares that were outstanding as of November 28, 2023 and (ii) common shares deemed to be beneficially owned by such person or group if the person or group has the right to acquire the common shares within 60 days of the date as of which the information is provided.
(3)	Includes 2,140,506 shares held by 9134-0489 Quebec Inc. This entity is jointly owned by Alexandre Mongeon and Patrick Bobby who each have dispositive and voting control over it.
(4)	Includes 85,865 common shares underlying options that have vested or will vest within the next 60 days.
(5)	Includes 132,500 shares underlying options that have vested or will vest within the next 60 days.
(6)	205,795 of these shares are held by KPAC Holding Ltd., an entity over which Kulwant Sandher has dispositive and voting control. Also includes common shares underlying 80,459 options that have vested or will vest within the next 60 days.
(7)	Includes 70,000 shares underlying options that have vested or will vest within the next 60 days.

The information as to shares beneficially owned, not being within our knowledge, has been furnished by the officers and directors.

As at November 28, 2023, there were 26 holders of record of our common shares in the United States.

Transfer Agent

Our common shares are recorded in registered form on the books of our transfer agent, VStock Transfer, LLC, located 18 Lafayette Place, Woodmere, New York 11598.

B. Related Party Transactions

In addition to employment and consulting agreements described elsewhere in this prospectus, we have entered into the following transactions with our directors, officers, promoters and shareholders who beneficially own more than 10% of our common shares:

●	In February 2021, we acquired intellectual property from Mac Engineering, SASU for $1,035,070. At the time of the acquisition, Mac Engineering, SASU was not a related party, but immediately upon the acquisition the Chief Executive Officer and sole shareholder of Mac Engineering, SASU became our Chief Technology Officer and he subsequently became our Chief Operating Officer;
●	We sold $101,684 of boats, parts, services and other items to EBR in our 2021 fiscal year and $84,149 for that portion of our 2022 fiscal year prior to acquiring EBR. Our Chief Executive Officer was an affiliate of EBR at the time of those sales. There was no written agreement for any of these sales;
●	We pay rent to California Electric Boat Company Inc. for the use of our manufacturing space and offices. Our Chief Executive Officer is an affiliate of California Electric Boat Company. This space is in three adjacent units each under a separate lease with a related party. One lease is for approximately 4,100 square feet, has a monthly rent of approximately $5,400 and expires on March 31, 2027. The second lease is for approximately 4,100 square feet, has a monthly rent of approximately $5,400 and expires on March 31, 2027. The third lease is for approximately 16,800 square feet, has a monthly rent of approximately $21,700 and expires on March 31, 2027.. We respectively paid rent to California Electric Boat Company Inc. for rent $253,397, $175,296 and $112,679 in our 2022, 2021 and 2020 fiscal years and rent of $255,049 in the nine months ended May 31, 2023.
●	We entered into an agreement with Montana Strategies Inc. to rent a fork lift truck in connection with EBRs operations pursuant to which we paid $62,462 in the nine-month period ended May 31, 2023. This agreement has been terminated.
●	We received advances from related parties. All of these advances to and from related parties were non-interest bearing and had no specified terms of repayment. Pursuant to the terms of subscription agreements with these related parties, we converted the debt due to them into common shares at US$10 per share, the per share price in our November 2020 initial public offering. We also converted amounts we owed to related parties as trade and other payables on the same terms. These amounts that we owed related parties were converted as follows:

		Common
		Shares
	Amount of	upon
Related Party Debt (Current at Conversion):	Debt	Conversion
Alexandre Mongeon	$141,972	11,006
Patrick Bobby	$139,472	10,812
Robert Ghetti	$64,750	5,019
Immobilier R. Ghetti Inc.	$16,487	1,278
Société de Placement Robert Ghetti Inc.	$279,376	21,657
Gestion Toyma	$151,500	11,744

Related Party Debt (Current at Conversion)
9335-1427 Quebec Inc.	$129,932	10,072
Alexandre Mongeon	$14,201	1,101

In addition, we paid some debt due to related parties in cash including (i) $24,394 due to Gestion Toyma Inc., (ii) $39,668 that was due to Alexandre Mongeon for trade and other payables and (iii) $5,091 due to Patrick Bobby for trade and other payables.

As at the year ended August 31, 2023, the amounts due to and from related parties are as follows:

	2023	2022
	$	$
Share subscription receivable
9335‑1427 Quebec Inc.	25,000	25,000
Alexandre Mongeon	14,200	14,200
	39,200	39,200

Current advances to related party
Alexandre Mongeon	20,135	16,736

Amounts due to related parties included in trade and other payable
Alexandre Mongeon	19,348	16,000
Patrick Bobby	13,847	12,308
Kulwant Sandher	8,654	8,062
Xavier Montagne	10,454	8,292
Mac Engineering, SASU	—	—
	62,274	44,662

The following table summarizes our related party transactions for the year ended August 31, 2023:

	2023	2022	2021
	$	$	$
Revenues
Sales of boats
EB Rental Ltd. [prior to June 3, 2021]	—	—	84,149
Patrick Bobby
Sale of parts and boat maintenance
EB Rental Ltd. [prior to June 3, 2021]	—	—	40,310

Other
EB Rental Ltd. [prior to June 3, 2021]	—	—	—
7858078 Canada Inc. [prior to June 3, 2021]	—	—	—

Expenses
Cost of sales
EB Rental Ltd. [prior to June 3, 2021]	—	—	11,444

Research and Development
9335‑1427 Quebec Inc.	—	—	75,020
Mac Engineering, SASU	545,892	666,178	176,500

Travel and entertainment
EB Rental Ltd. [prior to June 3, 2021]	—	—	8,926

Advertising and promotion
EB Rental Ltd. [prior to June 3, 2021]	—	—	11,245

Rent expense
California Electric Boat Company Inc.	—	—	—
EB Rental Ltd. [prior to June 3, 2021]	—	—	—

Office salaries and benefits
Montana Strategies Inc.	29,059	62,462	—

The Company leases its Boisbriand premises from California Electric Boat Company Inc. with a right-of-use assets as at August 31, 2023 of $1,270,955 (August 31, 2022 - $889,866) and lease liability of $1,395,732 (August 31, 2022 - $971,399).

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

The consolidated financial statements of the Company for the years ended August 31, 2023, 2022 and 2021 have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board, or IASB, and are included under Item 18 of this Annual Report. The consolidated financial statements for the years ended August 31, 2023, 2022, and 2021, including related notes, are accompanied by the report of the Company’s independent registered public accounting firm, Ernst & Young LLP.

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

Authorized Capital

Our Articles of Incorporation provides that our authorized capital consists of two (2) classes of shares, being an unlimited number of common shares without par value, issuable in four series, of which an unlimited number are designated as Voting Common Shares - Series Founder, an unlimited number are designated as Voting Common Shares - Series Investor 1, an unlimited number are designated as Voting Common Shares - Series Investor 2 and an unlimited number are designated as Non-Voting Common Shares, and we are also authorized to issue an unlimited number of preferred shares without par value, in one (1) or more series, each series to consist of such number of shares as may before issuance thereof be determined by the directors.

Rights, Preferences and Restrictions Attaching to Our Shares

Our Voting Common Shares, subject to the Business Corporations Act, are entitled to the following rights, privileges, restrictions and conditions attaching to our Voting Common Shares:

●	Voting Common Shares carry the right to vote at every shareholders’ meeting and receive a notice of meeting; each shareholder has one vote per share during the meeting;
●	Voting Common Shares carry the right to receive any dividend;
●	Voting Common Shares have the right to share the remainder of the assets in the event of the liquidation or dissolution of the Corporation.

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

January 2023 Securities Purchase Agreement

On January 20, 2023, the Company entered into a securities purchase agreement with institutional investors for the purchase and sale of 1,544,253 common shares and 197,648 pre-funded warrants to purchase common shares, in lieu of purchasing common shares, in a registered direct offering (the “January Registered Direct Offering”). The common shares were offered by the Company pursuant to a “shelf” registration statement on Form F-3. The offering of the common shares was made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement on Form F-3. A final prospectus supplement and accompanying prospectus relating to the registered direct offering was filed with the SEC. In addition, in a concurrent private placement (the “January Private Placement” and together with the January Registered Direct Offering, the “January Offering”), the Company agreed to issue to the investors warrants to purchase up to 1,741,901 common shares. On January 24, 2023, the Company closed on a portion of the January Offering for the issuance and sale of 554,253 of its common shares and warrants to purchase up to 554,253 common shares, for gross proceeds of approximately $2.3 million. One of the investors in the January Offering defaulted on its obligation to purchase an aggregate of 1,187,648 common shares and pre-funded warrants, and warrants to purchase up to 1,187,648 common shares. Such investor has not yet paid the purchase price for such securities and the Company is pursuing legal action against the investor.

In connection with the January Offering, and pursuant to a placement agency agreement between the Company and Roth Capital Partners, LLC (“Roth”), the Company paid Roth an aggregate cash fee equal to 6% of the gross proceeds in the January Offering, except that Roth received a cash fee equal to 3% with respect to the gross proceeds from one of the purchasers in the January Offering.

February 2023 Securities Purchase Agreement

On February 17, 2023, the Company entered into a securities purchase agreement with one institutional investor for the purchase and sale of 475,059 of the Company’s common shares at a purchase price of $4.21 per common share, in a registered direct offering (the “February Registered Direct Offering”). The common shares were offered by the Company pursuant to a “shelf” registration statement on Form F-3. The offering of the common shares was made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement on Form F-3. A final prospectus supplement and accompanying prospectus relating to the registered direct offering was filed with the SEC. In addition, in a concurrent private placement, the Company issued to the investor warrants to purchase up to 475,059 common shares (the “February Private Placement” and together with the February Registered Direct Offering, the “February Offering”). The warrants have an exercise price of $4.21 per common share, are exercisable six months following issuance and have a term of three years from the date of issuance.

In connection with the February Offering, and pursuant to a placement agency agreement between the Company and Roth, the Company paid Roth an aggregate cash fee equal to 3% of the gross proceeds in February Offering.

April 2023 Securities Purchase Agreement

On April 19, 2023, the Company entered into a securities purchase agreement with institutional investors for the purchase and sale of 381,293 of the Company’s common shares at a purchase price of $4.21 per common share, in a registered direct offering (the “April Registered Direct Offering”). The common shares were offered by the Company pursuant to a “shelf” registration statement on Form F-3. The offering of the common shares was made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement on Form F-3. A final prospectus supplement and accompanying prospectus relating to the registered direct offering was filed with the SEC. In addition, in a concurrent private placement (the “April Private Placement” and together with the April Registered Direct Offering, the “April Offering”), the Company issued to the investors warrants to purchase up to 381,293 common shares. The warrants have an exercise price of $4.21 per common share, are exercisable six months following issuance and have a term of three years from the date of issuance.

June 2023 Securities Purchase Agreement

On June 14, 2023, the Company entered into a securities purchase agreement with institutional investors for the purchase and sale of 493,828 of the Company’s common shares at a purchase price of $4.05 per common share, in a registered direct offering (the “June Registered Direct Offering”). The common shares were offered by the Company pursuant to a “shelf” registration statement on Form F-3. The offering of the common shares was made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement on Form F-3. A final prospectus supplement and accompanying prospectus relating to the registered direct offering was filed with the SEC. In addition, in a concurrent private placement (the “June Private Placement” and together with the June Registered Direct Offering, the “June Offering”), the Company issued to the investors warrants to purchase up to 493,828 common shares. The warrants have an exercise price of $4.05 per common share, are exercisable six months following issuance and have a term of three years from the date of issuance.

In connection with the June Offering, the Company paid Bancroft Capital LLC (“Bancroft”), as placement agent in the June Offering, an aggregate cash fee equal to 6.5% of the gross proceeds in the June Offering, except that Bancroft received a cash fee equal to 3% with respect to the gross proceeds from purchasers introduced by the Company to Bancroft. Additionally, the Company issued to Bancroft or its designees, warrants to purchase 19,753 common shares. The warrants are exercisable six months following the date of issuance, at an exercise price of $4.455 per common share, and will expire three years from the date of issuance.

July 2023 Securities Purchase Agreement

On July 31, 2023, the Company entered into a securities purchase agreement with institutional investors for the purchase and sale of 493,832 of the Company’s common shares at a purchase price of $4.05 per common share, in a registered direct offering (the “July Registered Direct Offering”). The common shares were offered by the Company pursuant to a “shelf” registration statement on Form F-3. The offering of the common shares was made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement on Form F-3. A final prospectus supplement and accompanying prospectus relating to the registered direct offering was filed with the SEC. In addition, in a concurrent private placement (the “July Private Placement” and together with the July Registered Direct Offering, the “July Offering”), the Company issued to the investors warrants to purchase up to 493,832 common shares. The warrants have an exercise price of $4.05 per common share, are exercisable six months following issuance and have a term of three years from the date of issuance.

In connection with the July Offering, the Company paid Bancroft, as placement agent in the July Offering, an aggregate cash fee equal to 6.5% of the gross proceeds in the July Offering, except that Bancroft received a cash fee equal to 3% with respect to the gross proceeds from purchasers introduced by the Company to Bancroft. Additionally, the Company issued to Bancroft or its designees, warrants to purchase 19,753 common shares. The warrants are exercisable six months following the date of issuance, at an exercise price of $4.455 per common share, and will expire three years from the date of issuance.

September 2023 Private Placement

Subscription Agreement

On September 18, 2023, the Company entered into a subscription agreement with investors for the purchase and sale of 372,870 of the Company’s common shares at a purchase price of $4.05 per share, in a private placement offering (the “September Private Placement”) exempt from registration under the Securities Act pursuant to Regulation S promulgated thereunder. Each common share issued in the September Private Placement was accompanied by a warrant to purchase one common share. The warrants have an exercise price of $4.05 per common share, are exercisable six months from the date of issuance, and will expire three years from the date of issuance.

In connection with the September Private Placement, and pursuant to an agency agreement between the Company and iA Capital Markets, a division of iA Private Wealth Inc. (“iA Capital”), the Company paid iA Capital a cash fee equal to 6.0% of the gross proceeds in the September Private Placement.

Registration Rights Agreement

In connection with the September Private Placement, the Company entered into a registration rights agreement with each of the investors, pursuant to which the Company agreed to register under the Securities Act, the common shares sold in the September Private Placement, as well as the commons shares issuable upon exercise of the warrants issued in the September Private Placement. On October 4, 2023, the Company filed a registration statement on Form F-3 (File No. 333-274882) to register such shares under the Securities Act, which registration statement was declared effective by the SEC on October 17, 2023.

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

Certain transactions, except those to which the national security provisions of the Investment Act may apply, relating to common shares of our company are exempt from the Investment Act, including:

a)	the acquisition of our common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities,
b)	the acquisition of control of our company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions on the Investment Act, and
c)	the acquisition of control of our company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of our company, through the ownership of common shares, remained unchanged.

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

Sale, Exchange or Other Taxable Disposition of the Common Shares

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

J. Annual Report to Security Holders

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

	Contractual	Less than		Greater than
	cash flows	one year	1‑5 years	5 years
	$	$	$	$
August 31, 2023
Trade and other payables	550,836	550,836	—	—
Other financial liabilities	113,694	113,694	—	—
Long-term debt	305,329	231,546	73,783	—
	969,859	896,076	73,783	—

August 31, 2022
Trade and other payables	1,030,331	1,030,331	—	—
Other financial liabilities	177,834	177,834	—	—
Long-term debt	227,349	72,090	155,259	—
	1,435,514	1,280,255	155,259	—

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

Foreign exchange risk

Foreign exchange risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. We have certain financial assets and liabilities denominated in United States dollars. The Canadian dollar equivalent carrying amounts of these assets and liabilities are as follows:

	2023	2022
	$	$
Cash	3,258,419	5,142,703
Trade and other receivables	188,001	103,116
Trade and other payables	800,149	172,871

Sensitivity

A reasonably possible 1% strengthening (weakening) of the U.S. dollar against the Canadian Dollar at the reporting date would have increased (decreased) net income (loss) and other comprehensive income by the amounts shown below. This analysis assumes that all other variables remain constant.

	Net income (loss)		Other comprehensive income
	+5%	-5%	+5%	-5%
	$	$	$	$
August 31, 2023	24,281	(24,281)	350,586	(350,586)

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

Classified as Level 2, the fair value of Debentures was estimated using the partial differential equation model to value convertible debentures that include a call feature. Key assumptions used in the model include volatility, which was based on actual trading data, difference in volatility since initial issuance of the instrument and similar instruments on the market, and credit spread, which was based on corporate bond yield spreads in the market and credit spread data for similar public companies. The model included a fair value adjustment based on an initial calibration exercise. During the three months ended February 28, 2023, the Company recorded an impairment loss on the Debentures based on the estimated recoverable amount of the financial asset.

The fair value of the derivative liabilities related to the warrants issued is classified as Level 2 in the fair value hierarchy and is calculated using the Black-Scholes Option Pricing Model using the historical volatility of comparable companies as an estimate of future volatility. As at August 31, 2023, the Company used volatility of approximately 75% over the remaining contractual life in order to determine the fair value of the derivative liabilities. As at August 31, 2023, if the volatility used was increased by 10% the impact would be an increase of $628,000 to the derivative liabilities with corresponding increase in total comprehensive loss.

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

As required by Rule 13a-15 or 15d-15 under the Exchange Act, we have carried out an evaluation of the effectiveness of our Company’s disclosure controls and procedures as of the end of the period covered by this Annual Report, being August 31, 2023. This evaluation was carried out by our Chief Executive Officer and Chief Financial Officer. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures at August 31, 2023 were not effective to provide reasonable assurance that material information required to be disclosed by us in the reports that we file with, or submit to, the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and regulations, solely due to the presence of a material weakness in internal controls over financial reporting as described below, which management is in the process of remediating.

B. Management’s Annual Report On Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reports in accordance with IFRS. Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, our management assessed the effectiveness of our internal control over financial reporting as at August 31, 2023. In making this assessment, our management used the criteria, established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

As a result of the year-end assessment process for the year ended August 31, 2023, we identified that we did not maintain effective processes and controls over the financial statement close process and the accounting for and reporting of complex and non-routine transactions due to a material weakness. Specifically, we determined that there was a lack of sufficient accounting and finance personnel to enable appropriate level of internal controls within the financial statement close process, including performing in-depth analysis and review of complex accounting matters and non-routine transactions within the timeframes set by us for filing our consolidated financial statements. Because of this deficiency, we concluded there was a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis at August 31, 2023.

A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected.

To remediate the identified material weakness, management is in the process of hiring additional personnel and designing and implementing revised controls and procedures which management believes will address the material weakness. These controls and procedures include establishing a more comprehensive schedule for management review of financial information and establishing additional review procedures over the accounting for complex and non-routine transactions. As at August 31, 2023, the Company is working on remediating the identified material weakness.

Notwithstanding the material weakness, management has concluded that the Company’s consolidated financial statements as at and for the year ended August 31, 2023 present fairly, in all material respects, the Company’s financial position, results of operations, changes in equity and cash flows in accordance with IFRS.

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

D. Changes In Internal Control Over Financial Reporting

Other than described above, no changes were made to our internal controls over financial reporting that occurred during the quarter and fiscal year ended August 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee is comprised of Dr. Philippe Couillard, Steve P. Barrenechea, and Luisa Ingargiola, each of whom is independent under the listing standards regarding “independence” within the meaning of the Listing Rules of the Nasdaq Stock Market.

Our Board has determined that Louisa Ingargiola qualifies as an audit committee financial expert pursuant to Items 16A(b) and (c) of Form 20-F.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics (the “Code”) that applies to our directors, officers and other employees. The Code was filed as an exhibit to amendment number 2 to our registration statement on Form F-1 on September 22, 2020. During the year ended August 31, 2023, no waivers or requests for exemptions from the Code were either requested or granted. The Code may be viewed on our website at https://investors.visionmarinetechnologies.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

We have appointed Ernst & Young LLP as our independent registered public accounting firm. The following table sets forth information regarding the amount billed and accrued to us by Ernst & Young LLP for the fiscal year ended August 31, 2023 and 2022:

	Period Ended August 31
	2023	2022
Audit Fees:	$421,963	$438,757
Audit Related Fees:	$—	$—
Tax Fees:	$38,343	$—
Total:	$460,306	$438,757

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not Applicable due to fiscal year end date.

ITEM 16K. CYBERSECURITY

Not Applicable due to fiscal year end date.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18, “Financial Statements”

ITEM 18. FINANCIAL STATEMENTS

Our financial statements were prepared in accordance with IFRS, as issued by the IASB, and are presented in Canadian dollars.

Our Consolidated Financial statements are filed as part of this Annual Report.

Vision Marine Technologies Inc.

Consolidated financial statements

August 31, 2023 and 2022 and 2021

Report of independent registered public accounting firm

To the Shareholders and the Board of Directors of

Vision Marine Technologies Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Vision Marine Technologies Inc. [the “Company”] as of August 31, 2023 and 2022, the related consolidated statements of changes in shareholders’ equity (deficit), comprehensive loss and cash flows for each of the three years in the period ended August 31, 2023, and the related notes [collectively referred to as the “consolidated financial statements”]. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at August 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended August 31, 2023, in conformity with International Financial Reporting Standards [“IFRS”] as issued by the International Accounting Standards Board.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Montréal, Canada

November 27, 2023

Vision Marine Technologies Inc.

Consolidated statements of financial position

[Going concern uncertainty – see note 2]

As at August 31,

	2023	2022
	$	$
Assets
Current
Cash	3,359,257	5,824,716
Trade and other receivables [note 6]	550,836	472,548
Income tax receivable	98,540	—
Inventories [note 7]	2,445,554	2,093,776
Prepaid expenses	1,973,591	2,472,301
Grants and investment tax credits receivable [note 21]	—	681,663
Share subscription receivable [note 17]	39,200	39,200
Advances to related parties [note 17]	20,135	16,736
Total current assets	8,487,113	11,600,940
Investment in Limestone [note 8]	—	2,435,000
Right-of-use assets [note 9]	2,414,593	2,261,100
Property and equipment [note 10]	2,313,926	2,218,982
Intangibles [note 11]	966,724	1,112,670
Deferred income taxes [note 23]	68,460	—
Goodwill [note 5]	9,680,941	9,352,640
Other financial assets	114,755	118,877
Total assets	24,046,512	29,100,209

Liabilities and shareholders’ equity
Current
Credit facility [note 12]	155,000	—
Trade and other payables [notes 13 & 17]	1,754,900	1,030,331
Provision on onerous contracts	91,667	—
Income tax payable	—	3,188
Contract liabilities [note 14]	1,815,731	1,029,318
Current portion of lease liabilities [note 15]	647,638	561,168
Current portion of long-term debt [note 16]	271,546	72,090
Other financial liabilities	113,695	177,834
Total current liabilities	4,850,177	2,873,929
Lease liabilities [note 15]	1,994,156	1,854,381
Long-term debt [note 16]	33,783	155,259
Derivative liabilities [note 18]	5,558,822	—
Deferred income taxes [note 23]	45,137	188,044
Total liabilities	12,482,075	5,071,613

Shareholders’ equity
Capital stock [note 18]	50,395,717	43,441,591
Contributed surplus [note 19]	11,684,829	10,560,886
Accumulated other comprehensive income	1,032,628	697,671
Deficit	(51,548,737)	(30,671,552)
Total shareholders’ equity	11,564,437	24,028,596
	24,046,512	29,100,209

See accompanying notes

Vision Marine Technologies Inc.

Consolidated statements of changes in shareholders’ equity (deficit)

[Going concern uncertainty – see note 2]

Year ended August 31,

					Accumulated
					other
			Contributed		comprehensive
	Capital stock		surplus	Deficit	income	Total
	Units	$	$	$	$	$
Shareholders’ equity as at August 31, 2020	4,585,001	2,497,813	739,961	(2,445,859)	—	791,915
Total comprehensive loss	—	—	—	(15,113,907)	388,566	(14,725,341)
Share issuance, net of transactions costs of nil [note 18]	595,715	2,231,999	—	—	—	2,231,999
Initial Public Offering, net of transactions costs of $3,328,687	2,760,000	33,158,513	—	—	—	33,158,513
Conversion of related party loans into shares [note 17 &18]	69,650	898,489	—	—	—	898,489
Shares issued as consideration for the acquisition of intangible assets [note 11 & 18]	30,000	573,936	—	—	—	573,936
Shares issued as consideration in a business combination [note 5 & 18]	284,495	3,474,232	—	—	—	3,474,232
Share-based compensation [note 19]	—	—	7,121,444	—	—	7,121,444
Shareholders’ equity as at August 31, 2021	8,324,861	42,834,982	7,861,405	(17,559,766)	388,566	33,525,187
Total comprehensive loss	—	—	—	(13,111,785)	309,105	(12,802,680)
Share issuance, net of transactions costs of nil [note 18]	93,062	606,609	—	—	—	606,609
Share-based compensation [note 19]	—	—	2,699,481	—	—	2,699,481
Shareholders’ equity as at August 31, 2022	8,417,923	43,441,591	10,560,886	(30,671,551)	697,671	24,028,597
Total comprehensive loss	—	—	—	(20,877,186)	334,957	(20,542,229)
Share issuance – options exercised	57,219	175,699	(12,239)	—	—	163,460
Share issuance, net of transactions costs of $800,744 [note 18]	2,697,658	6,778,427	—	—	—	6,778,427
Share-based compensation [note 19]	—	—	1,136,182	—	—	1,136,182
Shareholders’ equity as at August 31, 2023	11,172,800	50,395,717	11,684,829	(51,548,737)	1,032,628	11,564,437

See accompanying notes

Vision Marine Technologies Inc.

Consolidated statements of comprehensive loss

[Going concern uncertainty – see note 2]

Year ended August 31,

	2023	2022	2021
	$	$	$
Revenues [note 20]	5,651,502	7,350,946	3,513,788
Cost of sales [note 7]	4,023,409	4,065,381	1,909,606
Cost of sales – E-Motion	91,667	—	—
Gross profit	1,536,426	3,285,565	1,604,182

Expenses
Research and development [note 17]	5,704,912	2,242,794	1,489,953
Office salaries and benefits [note 17]	4,014,181	3,335,799	1,754,613
Selling and marketing expenses	3,470,772	1,972,306	1,086,057
Professional fees	3,764,465	3,590,816	1,633,477
Office and general	3,100,024	1,949,583	1,239,457
Share-based compensation [note 19]	1,136,182	2,699,481	7,121,444
Impairment loss on debentures [note 8]	2,637,000	—	—
Depreciation	588,957	268,490	184,855
Net finance income (expense) [note 22]	(1,604,536)	223,660	2,256,392
Other income	(117,470)	(143,922)	(153,749)
	22,694,487	16,139,007	16,612,499
Loss before tax	(21,158,061)	(12,853,442)	(15,008,317)
Income taxes [note 23]
Current tax expense (recovery)	(70,607)	182,854	131,403
Deferred tax expense (recovery)	(210,268)	75,489	(25,813)
	(280,875)	258,343	105,590
Net loss for the period	(20,877,186)	(13,111,785)	(15,113,907)

Items of comprehensive income that will be subsequently reclassified to earnings:
Foreign currency translation differences for foreign operations, net of tax	334,957	309,105	388,566
Other comprehensive income, net of tax	334,957	309,105	388,566
Total comprehensive loss for the year, net of tax	(20,542,229)	(12,802,680)	(14,725,341)

Weighted average shares outstanding	9,268,709	8,318,121	7,412,899
Basic and diluted loss per share	(2.25)	(1.58)	(2.04)

See accompanying notes

Vision Marine Technologies Inc.

Consolidated statements of cash flows

[Going concern uncertainty – see note 2]

Year ended August 31,

	2023	2022	2021
	$	$	$
Operating activities
Net loss	(20,877,186)	(13,111,785)	(15,113,907)
Depreciation	1,060,897	955,513	417,050
Accretion on long-term debt and lease liability	166,719	157,270	70,379
Share-based compensation – options	1,136,182	2,699,481	7,121,444
Shares issued for services	1,670,415	596,608	109,069
Net loss on debentures	2,435,000	330,000	550,000
Gain on disposal of property and equipment	173,375	—	—
Interest income received	—	85,000	—
Income tax expense	(280,875)	258,343	105,590
Income tax received	—	—	13,415
Income tax paid	(14,040)	(373,196)	—
Gain on derivative liabilities	(1,770,689)	—	—
Gain on lease termination	(50,329)	(5,652)	(7,230)
Effect of exchange rate fluctuation	49,670	17,398	(6,542)
	(16,300,861)	(8,391,020)	(6,740,732)
Net change in non-cash working capital items
Trade and other receivables	(78,288)	(152,808)	(232,715)
Provision for onerous contracts	91,667	—	—
Inventories	(351,778)	(117,692)	(1,471,693)
Grants and investment tax credits receivable	681,663	(573,361)	293,937
Other financial assets	4,121	(85,597)	(25,595)
Prepaid expenses	498,710	(1,927,459)	(552,196)
Trade and other payables	724,569	182,277	96,615
Contract liabilities	786,413	130,605	396,097
Other financial liabilities	(64,139)	(61,764)	(15,156)
Cash used in operating activities	(14,007,923)	(10,996,819)	(8,251,438)

Investing activities
Subscription to debentures [note 8]	—	—	(3,400,000)
Business acquisition, net of cash acquired [note 5]	—	—	(5,029,416)
Additions to property and equipment	(938,802)	(1,175,931)	(544,354)
Proceeds from the disposal of property and equipment	401,782	243,630	34,101
Additions to intangible assets	—	(32,202)	(528,726)
Cash used in investing activities	(537,020)	(964,503)	(9,468,395)

Financing activities
Credit facility	155,000	—	(170,000)
Addition in long-term debts	258,000	282,424	—
Repayment of long-term debt	(207,607)	(135,230)	(419,090)
Advances from related parties	—	176,771	—
Initial public offering, net of transaction costs paid	—	—	33,430,239
Issuance of shares and warrants, net of transaction costs paid	12,437,523	—	2,025,000
Shares issued upon options conversion	163,461	10,001	—
Repayment of lease liabilities	(726,893)	(695,749)	(295,316)
Cash provided by (used in) financing activities	12,079,484	(361,783)	34,570,833
Net (decrease) increase in cash during the year	(2,465,459)	(12,323,105)	16,851,000
Cash, beginning of year	5,824,716	18,147,821	1,296,821
Cash, end of year	3,359,257	5,824,716	18,147,821

See accompanying notes

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

August 31, 2023

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

2. Basis of preparation and going concern uncertainty

Compliance with IFRS

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards [“IFRS”] as issued by the International Accounting Standards Board [“IASB”] and interpretations issued by the International Financial Reporting Interpretations Committee [“IFRIC”] in effect on August 31, 2023.

The consolidated financial statements were authorized for issue by the Board of Directors on November 27, 2023.

Going concern uncertainty

As of August 31, 2023, the Company has cash of $3,359,257 and working capital of $3,676,936. The Company has incurred recurring losses, has not yet achieved profitable operations and has a deficit of $51,548,737 since its inception. The cash flows from operations were negative for the three years ended August 31, 2023. Additional financing will be needed by the Company to fund its operations and to commercialize the E-Motion powertrain business. These matters, when considered in aggregate, indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern for at least 12 months from the issuance of these consolidated financial statements. In view of these matters, continuation as a going concern is dependent upon the continued operations of the Company which will be determined by the Company’s ability to meet its financial requirements, including its ability to raise additional capital.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

August 31, 2023

The Company is evaluating several different strategies and is actively pursuing actions that are expected to increase its liquidity position, including, but not limited to, pursuing additional cost savings initiatives and seeking additional financing from both the public and private markets through the issuance of equity securities. For the year ended August 31, 2023, the Company was able to raise net proceeds from issuance of shares of $12,437,523. However, the Company’s management cannot provide assurances that the Company will be successful in accomplishing any of its proposed financing plans. Management also cannot provide any assurance as to unforeseen circumstances that could occur within the next 12 months which could increase the Company’s need to raise additional capital on an immediate basis, which additional capital may not be available to the Company.

The accompanying consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. These consolidated financial statements as at and for the year ended August 31, 2023 do not include any adjustments to the carrying amounts and classification of assets, liabilities and reported expenses that may otherwise be required if the going concern basis was not appropriate. Such adjustments could be material.

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

Details of the Company’s significant subsidiaries at the end of the reporting period are set out below.

Name of subsidiary	Principal activity	Country of incorporation and operation	Proportion of ownership held by the Company
7858078 Canada Inc.	Owns an electric boat rental center	Canada	100%
EB Rental Ltd.	Operates an electric boat rental center	United States	100%
EB Rental Ventura Corp.	Operates an electric boat rental center	United States	100%
Vision Marine Technologies Corp.	Operates an electric boat service center	United States	100%

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

3. Significant accounting policies

Business combination

Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash held on trust, deposits held at call with banks, other short term highly liquid investments with original maturities of three months or less.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

August 31, 2023

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

Inventories

Inventories are stated at the lower of cost and net realizable value. Raw materials are valued on a first-in first-out basis. Cost of work in progress and finished goods comprises direct materials and delivery costs, direct labour, import duties and other taxes, and appropriate proportion of variable and fixed overhead expenditure based on normal operating capacity. Cost of purchased inventory is determined after deducting rebates and discounts received or receivable.

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

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

August 31, 2023

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

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option. It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value [i.e., below $5,000]. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term. For the year-ended August 31, 2023, the expense for leases of low-value assets is insignificant.

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

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

August 31, 2023

Intangible assets and goodwill

Expenditure on research activities is recognized in net earnings as incurred.

Development expenditure is capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognized in net earnings as incurred. The Company has not capitalized any development costs. When awarded with government grants and income tax credits, the Company recognizes the income either in net loss, netted with the related expenses, or as a reduction of the cost, when related with capitalized development expenditure.

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

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

August 31, 2023

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

Provisions

Provisions are recognized when the Company has a present obligation as a result of a past event, it is probable the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation. If the time value of money is material, provisions are discounted using a current pre-tax rate specific to the liability. The increase in the provision resulting from the passage of time is recognized as a finance cost.

Onerous contracts

An onerous contract is a contract under which the unavoidable costs (i.e., the costs that the Company cannot avoid because it has the contract) of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the least net cost of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfil it. The cost of fulfilling a contract comprises the costs that relate directly to the contract (i.e., both incremental costs and an allocation of costs directly related to contract activities).

When the Company has a contract that is onerous, the present obligation under the contract is recognized and measured as a provision. However, before a separate provision for an onerous contract is established, the Company recognizes any impairment loss that has occurred on assets used in fulfilling the contract.

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

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

August 31, 2023

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

The Company assesses the classification of warrants to purchase common shares of the Company, whether the warrants issued meet the criteria of an equity instrument (i.e. the warrants would be settled by the issuance of fixed number of common shares of the Company at a fixed exercise price) or a financial liability. Since the exercise price of these warrants is denominated in U.S. dollars, while the functional currency of the Company is Canadian dollar, the value of the proceeds on exercise of the warrants is not fixed and will vary based on the foreign exchange rate movements. As such, the Company classified the warrants, other than warrants issued as compensation for goods and services, as derivative liabilities, measured at fair value at initial recognition and at each reporting period. Any changes in fair value are recorded as gain or loss in the consolidated statement of comprehensive loss. Refer to note 19 and 25 for details on the warrants issued and outstanding for the year ended August 31, 2023, the derivative liabilities recorded and the assumptions used to determine the fair value.

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

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

August 31, 2023

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

Boat rental and boat club membership revenue

Revenue from boat rentals is recognized at a point in time when the services are completed given the short term rental period. Boat club membership revenue is recognized over time as the service is provided. These services are typically provided, and thus revenue is typically recognized, on a monthly basis.

The Company recognizes customer prepayments on boat rentals and boat club memberships as contract liabilities.

Sale of parts and boat maintenance

Revenue from the sale of parts and related maintenance services are recognized at the point in time when the customer obtains control of the parts and when services are completed.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

August 31, 2023

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

Foreign currency translation

The Company’s consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency. The functional currencies of 7858078 Canada Inc. and EB Rental Ltd. are the Canadian dollar and the US dollar, respectively. The Company and its subsidiaries each determine their functional currency based on the currency of the primary economic environment in which they operate. Transactions denominated in a currency other than the functional currency of an entity are translated at the exchange rate in effect on the transaction date. The resulting exchange gains and losses are included in each entity’s net loss in the period in which they arise.

The Company’s foreign operations are translated to the Company’s presentation currency, for inclusion in the consolidated financial statements. Foreign-denominated monetary and non-monetary assets and liabilities of foreign operations are translated at exchange rates in effect at the end of the reporting period and revenue and expenses are translated at exchange rates in effect at the transaction date. The resulting translation gains and losses are included in other comprehensive income with the cumulative gain or loss reported in accumulated other comprehensive income. On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is reclassified to profit or loss.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

August 31, 2023

The exchange rates for the currencies used in the preparation of the consolidated financial statements were as follows:

	Exchange rate as at		Average exchange rate for year ended
	August 31,	August 31,	August 31,	August 31,
	2023	2022	2023	2022
US dollar	1.3535	1.3076	1.3465	1.2717

Taxes

Tax expense comprises current and deferred tax. Tax is recognized in net loss except to the extent it relates to items recognized in other comprehensive income or directly in equity.

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

Diluted income per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of common stock outstanding, adjusted for the effects of all dilutive potential common stock. For the purpose of calculating diluted earnings per share, the Company assumes the exercise of dilutive options and warrants of the entity. The assumed proceeds from these instruments are regarded as having been received from the issue of common stock at the average market price of common shares during the period. The difference between the number of common shares issued and the number of common shares that would have been issued at the average market price of common shares during the period is treated as an issue of common shares for no consideration.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

August 31, 2023

New and amended standards and interpretations

The Company applied certain amendments to the accounting standards, which are effective for annual periods beginning on or after 1 January 2023. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Onerous Contracts – Costs of Fulfilling a Contract – Amendments to IAS 37

In May 2020, the IASB issued amendments to IAS 37 to specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making. The amendments apply a “directly related cost approach”. The costs that relate directly to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to contract activities. General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract. The amendments were effective for annual reporting periods beginning on or after January 1, 2022. The amendments did not have a material impact on the Company’s consolidated financial statements.

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

Definition of Accounting Estimates - Amendments to IAS 8

The amendments to IAS 8 clarify the distinction between changes in accounting estimates, changes in accounting policies and the correction of errors. They also clarify how entities use measurement techniques and inputs to develop accounting estimates. The amendments are not expected to have a material impact on the Company’s consolidated financial statements.

Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2

The amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements provide guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures. The amendments are not expected to have a material impact on the disclosures in the Company’s consolidated financial statements.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

August 31, 2023

Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12

The amendments to IAS 12 Income Tax narrow the scope of the initial recognition exception, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences such as leases and decommissioning liabilities. The amendments are not expected to have a material impact on the Company’s consolidated financial statements.

Amendments to IFRS 16: Lease Liability in a Sale and Leaseback

In September 2022, the IASB issued amendments to IFRS 16, Leases, to specify the requirements that a seller- lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. The amendments are effective for annual reporting periods beginning on or after 1 January 2024 and must applied retrospectively to sale and leaseback transactions entered into after the date of initial application of IFRS 16. The amendments are not expected to have a material impact on the Company’s consolidated financial statements.

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

In January 2020 and October 2022, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

●	What is meant by a right to defer settlement
●	That a right to defer must exist at the end of the reporting period
●	That classification is unaffected by the likelihood that an entity will exercise its deferral right
●	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification

In addition, a requirement has been introduced to require disclosure when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months. The amendments are effective for annual reporting periods beginning on or after 1 January 2024 and must be applied retrospectively. The amendments are not expected to have a material impact on the Company’s consolidated financial statements.

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

Going concern uncertainty

In assessing whether the going concern assumption is appropriate and whether there are material uncertainties that raise substantial doubt about the Company’s ability to continue as a going concern, management must estimate future cash flows for a period of at least twelve months following the end of the reporting period by considering relevant available information about the future. In addition, management must make assumptions about what actions it will take to increase the Company’s liquidity position. Given that it is difficult to adequately predict future cash flows and the Company’s ability to raise additional financing, management has concluded that there are material uncertainties related to events or conditions that raise substantial doubt upon the Company’s ability to continue as a going concern for at least the next twelve months.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

August 31, 2023

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

As at August 31, 2023, all of the Company’s goodwill is allocated to the boat rental operation CGU, which represents the lowest level within the Company at which the goodwill is monitored for internal management purposes. For the year ended August 31, 2023, there was no impairment of goodwill.

The recoverable amount is sensitive to the discount rate used for the DCF model, as well as the expected future cash-inflows, gross profit and the growth rate used for extrapolation purposes. The post-tax discount rate of 28% used in the DCF is based on a weighted average cost of capital calculated using observable market-based inputs or a benchmark of a sample of representative publicly traded companies. The long-term growth rate of 2% used for extrapolation purposes is based on published research growth rates. Any reasonable negative change in the key assumptions used could cause the carrying value of this CGU to exceed its recoverable amount.

Financial instruments measured at fair value

In measuring financial instruments at fair value, the Company makes estimates and assumptions, including estimates and assumptions about interest rates, credit spreads and other market conditions. Financial instruments measured at fair value include derivative liabilities [note 19] and investment in Limestone [note 8].

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

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

August 31, 2023

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

5. Goodwill

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

EBR was acquired for cash consideration of U.S.$4,582,367 ($5,546,039), financed entirely by the Company’s available cash on hand, and equity consideration of $3,474,232 representing 284,495 shares at U.S.$10.09 [approximately $12.21] per share.

The balance of goodwill related to the acquisition of EBR is at $9,680,941 as at August 31, 2023 [2022 – $9,352,640], with the change since acquisition date due to foreign exchange translation.

6. Trade and other receivables

	2023	2022
	$	$
Trade receivables	59,364	108,716
Sales taxes receivable	159,114	194,523
Other receivables	332,358	169,309
	550,836	472,548

Trade receivable disclosed above include amounts that are past due at the end of the reporting period for which the Company has not recognized an allowance for expected credit losses because there has not been a significant change in credit quality and the amounts are still considered recoverable.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

August 31, 2023

As at August 31, 2023, trade receivables of $59,364 [2022 – $108,706] were past due but not impaired. They relate to customers with no default history. The aging analysis of these receivables is as follows:

	2023	2022
	$	$
0 – 30	13,986	77,625
31 – 60	—	—
61 – 90	—	14,212
91 and over	45,378	16,879
	59,364	108,716

There were no movements in the allowance for expected credit losses for years ended August 31, 2023 and August 31, 2022.

7. Inventories

	2023	2022
	$	$
Raw materials	1,553,501	1,709,368
Work-in-process	369,753	75,170
Finished goods	522,300	309,238
	2,445,554	2,093,776

For the year ended August 31, 2023, inventories recognized as an expense amounted to $4,023,409 [2022 – $4,065,381; 2021 – $1,909,606].

For the year ended August 31, 2023, cost of sales includes depreciation of $471,940 [2022 – $687,023; 2021 - $232,195].

8. Investment in Limestone

On May 14, 2021, the Company subscribed for and purchased 3,400 senior unsecured subordinated convertible debentures of The Limestone Boat Company Limited [“Limestone”], a publicly traded company listed under the trading symbol “BOAT” on the TSX Venture Exchange [the “Debentures”], for an aggregate amount of $3,400,000.

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

On January 20, 2023, Limestone announced that Limestone’s U.S. subsidiaries filed for voluntary petitions for relief under Chapter 7 of the Bankruptcy Code in the U.S. Bankruptcy Court for the Middle District of Tennessee. As a result, the Company recorded an impairment on the entire value of the Debentures at the amount $2,637,000 in the year ended August 31, 2023 [2022 – nil, 2021 - nil].

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

August 31, 2023

For the year ended August 31, 2023, the Company recorded a loss of $88,866 [2022 - $670,000; 2021 – $550,000] for the change in fair value of the Debentures and interest income of $113,334 [2022 - $340,000; 2021 – $85,000] in net loss as a net financial income (expense).

On July 18, 2023, the Company agreed with Limestone to convert the Debentures into common shares of Limestone at a conversion price of $0.071, which was approved by the shareholders of Limestone and awaiting the issuance of the Company’s shareholder certificate. The Company maintained the fair value of its investment in Limestone at nil as at August 31, 2023.

9. Right-of-use assets

		Computer		Boat rental
	Premises	equipment	Rolling stock	fleet	Total
	$	$	$	$	$
Cost
Balance at August 31, 2021	2,746,118	3,646	202,536	326,868	3,279,168
Additions	93,565	—	141,043	—	234,608
Disposals	—	—	(255,953)	(115,409)	(371,362)
Currency translation	40,356	—	394	—	40,750
Balance at August 31, 2022	2,880,039	3,646	88,020	211,459	3,183,164
Additions	921,498	—	—	—	921,498
Disposals	—	—	(46,200)	(170,298)	(216,498)
Transferred to Property and equipment	—	(3,646)	—	(41,161)	(44,807)
Currency translation	38,255	—	2,099	—	40,354
Balance at August 31, 2023	3,839,792	—	43,919	—	3,883,711

Accumulated depreciation
Balance at August 31, 2021	334,357	576	14,949	24,087	373,969
Depreciation	488,050	2,302	71,488	89,617	651,457
Disposal	—	—	(66,122)	(37,240)	(103,362)
Balance at August 31, 2022	822,407	2,878	20,315	76,464	922,064
Depreciation	615,937	768	23,934	21,442	662,081
Disposal	—	(3,646)	(13,475)	(97,906)	(115,027)
Balance at August 31, 2023	1,438,344	—	30,774	—	1,469,118
Net carrying amount
As at August 31, 2022	2,057,632	768	67,705	134,995	2,261,100
As at August 31, 2023	2,401,448	—	13,145	—	2,414,593

During the year ended August 31, 2023, the Company exercised a purchase option and paid in full a lease liability related to a computer and boat rental fleet that was previously included in the right-of-use assets. As a result, the Company transferred the assets to property and equipment assets at its net book value of $44,807 [note 11].

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

August 31, 2023

10. Property and equipment

	Machinery
	and	Rolling	Computer		Leasehold	Boat
	equipment	stock	equipment	Moulds	improvements	rental fleet	Total
	$	$	$	$	$	$	$
Cost
Balance at August 31, 2021	302,938	32,175	14,647	691,005	131,233	513,317	1,685,315
Additions	30,146	197,739	11,284	220,919	133,123	582,720	1,175,931
Disposals	—	(111,215)	(4,899)	—	—	(154,714)	(270,828)
Currency translation	—	(35)	—	—	—	30,154	30,119
Balance at August 31, 2022	333,084	118,664	21,032	911,924	264,356	971,477	2,620,537
Additions	62,409	69,029	565	30,501	97,699	678,599	938,802
Transferred from Right-of-use assets	—	—	3,646	—	—	41,161	44,807
Disposals	—	(136,072)	—	—	—	(499,770)	(635,842)
Currency translation	—	(2,347)	—	—	—	(70,115)	(72,462)
Balance at August 31, 2023	395,493	49,274	25,243	942,425	362,055	1,121,352	2,895,842

Accumulated depreciation
Balance at August 31, 2021	167,604	24,362	8,398	50,420	11,579	8,443	270,806
Depreciation	30,200	23,938	5,079	22,608	32,926	43,196	157,947
Disposal	—	(18,301)	(674)	—	—	(8,223)	(27,198)
Balance at August 31, 2022	197,804	29,999	12,803	73,028	44,505	43,416	401,555
Depreciation	31,495	25,875	4,485	37,696	69,332	72,163	241,046
Disposal	—	(21,864)	—	—	—	(38,821)	(60,685)
Balance at August 31, 2023	229,299	34,010	17,288	110,724	113,837	76,758	581,916

Net carrying amount
As at August 31, 2022	135,280	88,665	8,229	838,896	219,851	928,061	2,218,982
As at August 31, 2023	166,194	15,264	7,955	831,701	248,218	1,044,594	2,313,926

As at August 31, 2023, moulds of $377,253 [August 31, 2022 – $346,752] are not depreciated because they are not ready for use.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

August 31, 2023

11. Intangible assets

	Intellectual		Trade
	property	Software	name	Backlog	Website	Total
	$	$	$	$	$	$
Cost
Balance at August 31, 2021	1,035,070	73,573	93,856	79,220	18,771	1,300,490
Additions	—	28,202	4,000	—	—	32,202
Currency translation	—	—	438	330	87	855
Balance at August 31, 2022	1,035,070	101,775	98,294	79,550	18,858	1,333,547
Additions
Currency translation	—	—	6,057	4,556	1,211	11,824
Balance at August 31, 2023	1,035,070	101,775	104,351	84,106	20,069	1,345,371

Accumulated depreciation
Balance at August 31, 2021	55,581	7,107	4,633	6,520	927	74,768
Depreciation	103,508	17,593	9,806	13,310	1,892	146,109
Balance at August 31, 2022	159,089	24,700	14,439	19,830	2,819	220,877
Depreciation	103,508	12,920	20,426	16,911	4,005	157,770
Balance at August 31, 2023	262,597	37,620	34,865	36,741	6,824	378,647

Net carrying amount
As at August 31, 2022	875,981	77,075	83,855	59,720	16,039	1,112,670
As at August 31, 2023	772,473	64,155	69,486	47,365	13,245	966,724

On February 16, 2021, the Company acquired intellectual property in exchange for cash consideration of EUR 300,000 ($461,134) and the issuance of 30,000 shares of the Company [note 18] at a price of U.S.$15.07 [approximately $19.13] for total consideration of $1,035,070.

12. Credit facility

The Company has an authorized line of credit of $250,000, renewable annually, bearing interest at prime rate plus 1%, secured by a first ranking movable hypothec of $750,000 on all present and future accounts receivable and inventory. As at August 31, 2023, the Company has drawn an amount of 155,000 [2022 – Nil] on the line of credit.

13. Trade and other payables

	2023	2022
	$	$
Trade payables	1,107,310	737,946
Sales taxes payable	62,398	21,547
Government remittances	—	9,450
Salaries, vacation and other employee benefits payables	585,192	261,388
	1,754,900	1,030,331

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

August 31, 2023

14. Contract liabilities

	2023	2022
	$	$
Opening balance	1,029,318	898,713
Payments received in advance	3,330,235	2,502,080
Boat sale deposits	151,572	87,609
Payments reimbursed	(8,131)	(2,615)
Transferred to revenues	(2,718,943)	(2,475,307)
Currency translation	31,680	18,838
Closing balance	1,815,731	1,029,318

15. Lease liabilities

	2023	2022
	$	$
Opening balance	2,415,549	2,966,816
Additions	921,498	234,608
Repayment	(726,893)	(695,749)
Interest on lease liability	139,132	141,994
Lease termination	(151,800)	(273,652)
Currency translation	44,308	41,532
Closing balance	2,641,794	2,415,549

Current	647,638	561,168
Non-current	1,994,156	1,854,381
	2,641,794	2,415,549

Future undiscounted lease payments as at August 31, 2023 are as follows:

$
Less than one year	775,991
One to five years	2,221,910
2,997,901

Included in rent expense is $127,511 of short-term lease expense [2022 – $58,663, 2021 - $50,186]. The lease liabilities have a weighted average interest rate of 5.79% [2022 – 5.4%, 2021 – 5.2%].

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

August 31, 2023

16. Long-term debt

	2023	2022
	$	$
The government assistance loan is non-interest bearing until December 31, 2022 at which time the loan bears interest at 5% per annum. The loan must be repaid by December 31, 2025.	40,000	39,342

Term loans, bearing interest at rates varying between 9.44% and 10.71%, repayable in monthly instalments of $23,337, ending January 2025.	265,329	188,007

	305,329	227,349
Current portion of long-term debt	271,546	72,090
	33,783	155,259

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

9335-1427 Quebec Inc.

Hurricane Corporate Services Ltd.

Mac Engineering, SASU – Since February 16, 2021

Ultimate founder shareholders and their individually controlled entities

Alexandre Mongeon

Patrick Bobby

Robert Ghetti

Immobilier R. Ghetti Inc.

Société de Placement Robert Ghetti Inc.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

August 31, 2023

The following table summarizes the Company’s related party transactions for the year:

	2023	2022	2021
	$	$	$
Revenues
Sales of boats
EB Rental Ltd. [prior to June 3, 2021]	—	—	84,149
Patrick Bobby	—	—	—
Sale of parts and boat maintenance
EB Rental Ltd. [prior to June 3, 2021]	—	—	40,310

Expenses
Cost of sales
EB Rental Ltd. [prior to June 3, 2021]	—	—	11,444

Research and Development
9335-1427 Quebec Inc.	—	—	75,020
Mac Engineering, SASU	545,892	666,178	176,500

Travel and entertainment
EB Rental Ltd. [prior to June 3, 2021]	—	—	8,926

Advertising and promotion
EB Rental Ltd. [prior to June 3, 2021]	—	—	11,245

Office salaries and benefits
Montana Strategies Inc.	29,059	62,462	—

The Company leases its Boisbriand premises from California Electric Boat Company Inc. with a right-of-use assets as at August 31, 2023 of $1,270,955 [August 31, 2021 – $889,866] and lease liability of $1,395,732 [August 31, 2021 – $971,399] [notes 9 and 15].

Remuneration of directors and key management of the Company

	2023	2022	2021
	$	$	$
Wages	2,447,827	2,324,770	1,299,402
Share-based payments – capital stock	433,263	—	—
Share-based payments – stock options	382,196	2,560,031	6,081,900
	3,263,286	4,884,801	7,381,302

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

August 31, 2023

At the end of the year, the amounts due to and from related parties are as follows:

	2023	2022
	$	$
Share subscription receivable
9335-1427 Quebec Inc.	25,000	25,000
Alexandre Mongeon	14,200	14,200
	39,200	39,200

Current advances to related party
Alexandre Mongeon	20,135	16,736

Amounts due to related parties included in trade and other payable
Alexandre Mongeon	19,384	16,000
Patrick Bobby	13,847	12,308
Kulwant Sandher	8,654	8,062
Xavier Montagne	10,454	8,292
Mac Engineering, SASU	9,935	—
	62,274	44,662

18. Capital stock

Authorized

Voting Common Shares – Series Founder, Series Investor 1, Series Investor 2, voting and participating

Non-Voting Common Shares, non-voting

Preferred shares, without par value, non-cumulative annual dividend, redeemable at their issue price, non-participating, non-voting

Issued

	2023	2022
	$	$
11,171,800 voting common shares [2022 – 8,471,923]	50,395,717	43,441,591

Subscription and issuance of Voting Common Shares

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

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

August 31, 2023

During the year ended August 31, 2023, the Company issued a total of 299,393 Voting Common Shares, respectively, to third parties in exchange for marketing services provided to the Company.

During the year ended August 31, 2023, the Company issued 57,219 Voting Common Shares upon the exercises of two former employees and a consultant’s stock options.

During the year ended August 31, 2023, the Company issued 2,398,265 Voting Common Shares and warrants to purchase Voting Common Shares, respectively, as part of the financing rounds for a total cash consideration price of $12,012,591, net of transaction costs of $1,225,676. During the year ended August 31, 2023, the warrants issued are to purchase 2,398,265 Voting Common Shares of the Company for a period of three years from the issuance date at an exercise price at U.S. $4.21.

As at August 31, 2023, the derivative liabilities related to the warrants issued amounted to $5,558,822 [August 31, 2022 – Nil], with the allocated transaction costs of $718,546 recorded in net finance income (expense) [note 22].

	2023	2022
	$	$
Opening balance	—	—
Additions	7,614,510	—
Change in estimate	(2,055,688)	—
Closing balance	5,558,822	—

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

The Company recognizes share-based payments expense for option grants based on the fair value at the date of grant using the Black-Scholes valuation model. The share-based payments expense recognized for the year ended August 31, 2023 amounts to $1,136,182 [2022 – $2,699,481; 2021 - $7,121,444]. The table below lists the assumptions used to determine the fair value of these option grants. Volatility is based on the historical share price volatility of the Company and other public companies with characteristics similar to the Company.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

August 31, 2023

	Exercise	Market	Expected	Risk-free	Expected
Grant date	price	price	volatility	interest rate	life
	$	$	%	%	[years]
May 27, 2020	3.70	3.70	84	0.4	5
May 27, 2020	2.78	3.70	84	0.4	5
October 23, 2020	3.70	3.70	97	0.4	5
November 24, 2020	16.29	13.03	101	0.4	5
November 24, 2020	5.68	5.72	75	3.6	4
February 23, 2021	15.75	15.05	103	0.6	5
May 14, 2021	5.68	5.72	75	3.6	3
July 14, 2021	9.25	9.01	105	0.7	5
September 21, 2021	8.85	8.58	106	0.9	5
January 22, 2022	5.65	5.52	107	1.5	5
November 30, 2022	6.09	6.09	107	3.1	5
December 1, 2022	5.83	5.83	107	3.0	5
March 22, 2023	5.76	5.14	75	3.6	2
March 25, 2023	5.77	5.23	75	3.6	3
March 25, 2023	5.77	5.23	75	3.6	4
April 20, 2023	5.79	5.27	75	3.6	5

The following tables summarize information regarding the option grants outstanding as at August 31, 2023:

		Weighted
	Number of	average
	options	exercise price
	#	$
Balance at August 31, 2021	1,659,121	9.95
Granted	152,500	6.70
Forfeited	(102,500)	13.59
Exercised	(2,703)	3.70
Balance at August 31, 2022	1,706,418	9.45
Granted	88,500	5.80
Forfeited	(268,158)	9.65
Stock options modifications	(370,000)	5.78
Exercised	(57,219)	2.86
Balance at August 31, 2023	1,099,541	5.22

On March 25, 2023, 425,000 options previously granted to directors and officers of the Company with exercise price ranging from U.S. $7.42 ($8.98) to U.S. $12.50 ($16,29) and five-year term were cancelled and the Company agreed to issue 255,000 stock options with an exercise price of U.S. $4.21 ($5.78). The modification of these stock options granted resulted in an increase in the fair value of the stock options at the date of modification of $129,800, recorded as stock-based compensation expense for the year ended August 31, 2023.

	Number of	Weighted average	Weighted average
Exercise price	options	grant date	remaining	Exercisable
range	outstanding	fair value	contractual life	options
$	#	$	[years]	#
2.78 – 3.70	454,041	2.48	2.13	497,869
5.65 – 5.83	580,500	2.94	4.51	498,300
6.09 – 8.85	30,000	6.26	7.83	25,000
16.29	35,000	9.33	7.50	35,000

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

August 31, 2023

Warrants

On November 23, 2020, the Company granted the underwriter the option to purchase 151,800 Voting Common Shares of the Company for a period of five years from the date of the initial public offering at an exercise price of U.S. $12.50 ($16.53).

On August 5, 2022, the Company granted the underwriter the option to purchase 50,000 Voting Common Shares of the Company for a period of four years from the grant date at an exercise price of U.S. $8.00 ($10.30).

On January 19, 2023, as part of a share subscription, the Company issued warrants with the option to purchase 554,253 Voting Common Shares of the Company for a period of three years from the grant date at an exercise price of U.S. $4.21 ($5.63).

On February 17, 2023, as part of a share subscription, the Company issued warrants with the option to purchase 475,059 Voting Common Shares of the Company for a period of three years from the grant date at an exercise price of U.S. $4.21 ($5.67).

On April 19, 2023, as part of a share subscription, the Company issued warrants with the option to purchase 381,293 Voting Common Shares of the Company for a period of three years from the grant date at an exercise price of U.S. $4.21 ($5.64).

On June 16, 2023, as part of a share subscription, the Company issued warrants with the option to purchase 493,828 Voting Common Shares of the Company for a period of three years from the grant date at an exercise price of U.S. $4.21 ($5.35).

On August 2, 2023, as part of a share subscription, the Company issued warrants with the option to purchase 493,832 Voting Common Shares of the Company for a period of three years from the grant date at an exercise price of U.S. $4.21 ($5.37).

The table below lists the assumptions used to determine the fair value of these warrants granted or issued at the grant or issuance date. Volatility is based on the historical share price volatility of the Company and other public companies with characteristics similar to the Company.

				Risk-free
	Exercise	Market	Expected	interest	Expected
	price	price	volatility	rate	life
Grant or Issuance date	$	$	%	%	[years]
August 5, 2022	10.30	7.20	100	2.9	3
January 19, 2023	5.63	5.63	100	3.4	3
February 17, 2023	5.67	6.05	100	4.0	3
April 19, 2023	5.64	5.55	75	3.9	3
June 16, 2023	5.35	5.50	75	4.1	3
August 2, 2023	5.37	5.10	75	4.8	3

		Number of	Weighted average
		warrants	remaining
	Exercise price	outstanding	contractual life
Grant or Issuance date	$	#	[years]
November 23, 2020	16.53	151,800	2.23
August 5, 2022	10.30	50,000	1.93
January 19, 2023	5.63	554,253	2.39
February 17, 2023	5.67	475,059	2.47
April 19, 2023	5.64	381,293	2.64
June 16, 2023	5.35	493,828	2.79
August 2, 2023	5.37	493,832	2.92

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

August 31, 2023

20. Revenues

	2023	2022	2021
	$	$	$
Sales of boats	1,287,979	2,459,365	2,080,110
Sales of parts and boat maintenance	324,720	97,721	75,205
Boat rental and boat club membership revenue	4,038,803	4,793,860	1,355,548
Other	—	—	2,925
	5,651,502	7,350,946	3,513,788

The geographical distribution of revenues from external customers is as follows:

	Sale of	Rental of	2023
	electric boats	electric boats	Total
	$	$	$
Canada	348,570	—	348,570
USA	1,078,124	4,038,803	5,116,927
Other	186,005	—	186,005
	1,612,699	4,038,803	5,651,502

			2022	2021
	Sale of	Rental of
	electric boats	electric boats	Total	Total
	$	$	$	$
Canada	557,639	—	557,639	571,216
USA	1,292,666	4,793,861	6,086,527	2,692,599
Other	706,780	—	706,780	249,973
	2,557,085	4,793,861	7,350,946	3,513,788

21. Grants and investment tax credits

During the year ended August 31, 2023, the Company recognized grants and investment tax credits amounting to $232,882 [August 31, 2022 – $1,458,632; August 31, 2021 - $921,658], of which $144,032 are presented against research and development expenses [August 31, 2022 – $1,408,840; August 31, 2021 - $859,516], $Nil against cost of sales [August 31, 2022 – $8,535; August 31, 2021 - $Nil] and $Nil as a reduction of property and equipment and intangible assets [August 31, 2022 – $40,584; August 31, 2021 - $44,939]. Office salaries and benefits are presented net of $88,850 [August 31, 2022 – $Nil; August 31, 2021 - $17,203] of grants.

22. Net finance expense (income)

	2023	2022	2021
	$	$	$
Interest and bank charges	142,117	184,895	123,100
Interest income	(113,334)	(379,288)	—
Foreign currency exchange (gain) loss	(208,132)	(251,947)	1,583,292
Transaction costs	719,167	—	—
Gain on derivative liabilities	(2,055,688)	—	—
Loss (gain) on Debentures [note 8]	(88,666)	670,000	550,000
	(1,604,536)	223,660	2,256,392

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

August 31, 2023

23. Income taxes

The income tax expense on the Company’s loss before tax differs from the theoretical amount that would arise using the federal, provincial and foreign statutory tax rates applicable. The difference is as follows:

	2023	2022	2021
	$	$	$
Income taxes at the applicable tax rate of 26.5% [2022 – 26.5%; 2021 – 26.5%]	(5,606,886)	(3,406,162)	(3,977,204)
Change in tax status following the initial public offering	—	—	(127,979)
Adjustment in respect of current and deferred income tax of previous year	(72,894)	(4,396)	(207,601)
Permanent differences	70,418	823,119	2,100,615
Change in recognition of deferred income tax assets	5,328,487	2,816,417	2,317,759
Other	—	29,365	—
Total income tax expense (recovery)	(280,875)	258,343	105,590

Deferred income taxes reflect the net tax impact of temporary differences between the value of assets and liabilities for accounting and tax purposes. The main components of the deferred tax expense and deferred tax assets and liabilities were as follows:

	Balance as at	Recognized			Balance as at
	August 31,	in net	Recognized		August 31,
	2022	loss	in equity	Other	2023
	$	$	$	$	$
Temporary differences
Property and equipment	(155,298)	(20,228)	—	(8,650)	(184,176)
Intangibles	(294,385)	39,009	—	98	(255,278)
Net operating losses	4,790,012	4,564,752	—	—	9,354,764
Financing fees	705,594	(107,450)	134,225	—	732,369
Research and development	430,835	557,162	—	—	987,997
Difference in timing of recognition	259,118	493,379	—	3,403	755,900
Right-of-use asset	(616,907)	19,531	—	(6,613)	(603,989)
Lease liability	658,847	(7,400)	—	12,861	664,308
Net capital losses	50,418	—	—	—	50,418
Unrecognized deferred tax assets	(6,016,278)	(5,328,487)	(134,225)	—	(11,478,990)
Deferred tax liability	(188,044)	210,268	—	1,099	23,323

The net operating losses carried forward and deductible temporary differences for which deferred tax assets have not been recognized amounted to $45,415,000 as at August 31, 2023 [2022 - $23,849,000]. Of these amounts, $35,333,000 [2022 - $18,194,000] relates to net operating losses carried forward, that will expire between 2040 and 2043 and $3,541,000 [2022 - $1,439,000] relates to research and development expenditures, which can be carried forward indefinitely.

As of August 31, 2023, the Company has available Canadian federal non-refundable investment tax credits of $642,000 (2022 - $240,000) related to research and development expenditures which may be used to reduce Canadian federal income taxes payable in future years. These non-refundable investment tax credits begin to expire in 2041. The benefits of these non-refundable investment tax credits have not been recognized in the consolidated financial statements.

24. Capital disclosures

The Company’s objectives in managing capital are:

●to safeguard the entity’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders; and

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

August 31, 2023

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

The Company does not have any externally imposed capital compliance requirements at August 31, 2023.

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

Classified as Level 2, the fair value of Debentures was estimated using the partial differential equation model to value convertible debentures that include a call feature. Key assumptions used in the model include volatility, which was based on actual trading data, difference in volatility since initial issuance of the instrument and similar instruments on the market, and credit spread, which was based on corporate bond yield spreads in the market and credit spread data for similar public companies. The model included a fair value adjustment based on an initial calibration exercise. During the three months ended February 28, 2023, the Company recorded an impairment loss on the Debentures based on the estimated recoverable amount of the financial asset [note 8].

The fair value of the derivative liabilities related to the warrants issued is classified as Level 2 in the fair value hierarchy and is calculated using the Black-Scholes Option Pricing Model using the historical volatility of comparable companies as an estimate of future volatility. As at August 31, 2023, the Company used volatility of approximately 75% over the remaining contractual life in order to determine the fair value of the derivative liabilities. As at August 31, 2023, if the volatility used was increased by 10% the impact would be an increase of $628,000 to the derivative liabilities with corresponding increase in total comprehensive loss.

Financial risk management

The Company is exposed to risks that arise from its use of financial instruments. This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

August 31, 2023

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

	Contractual	Less than
	cash flows	one year	1-5 years
	$	$	$
August 31, 2023
Trade and other payables	550,836	550,836	—
Other financial liabilities	113,694	113,694	—
Long-term debt	305,329	231,546	73,783
	969,859	896,076	73,783

August 31, 2022
Trade and other payables	1,030,331	1,030,331	—
Other financial liabilities	177,834	177,834	—
Long-term debt	227,349	72,090	155,259
	1,435,514	1,280,255	155,259

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

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

August 31, 2023

The Company has certain financial assets and liabilities denominated in United States dollars. The Canadian dollar equivalent carrying amounts of these assets and liabilities are as follows:

	2023	2022
	$	$
Cash	3,258,419	5,142,703
Trade and other receivables	188,001	103,116
Trade and other payables	800,149	172,871

Sensitivity

A reasonably possible 5% strengthening (weakening) of the U.S. dollar against the Canadian Dollar at the reporting date would have increased (decreased) net loss and other comprehensive loss by the amounts shown below. This analysis assumes that all other variables remain constant.

	Net loss		Other comprehensive income
	+5%	-5%	+5%	-5%
	$	$	$	$
August 31, 2023	24,281	(24,281)	350,586	(350,586)

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

	Year ended August 31, 2023
	Sale of	Rental of	Inter-segment
	electric boats	electric boats	eliminations	Total
	$	$	$	$
Revenue from external customers	1,612,699	4,038,803	—	5,651,502
Revenue from other segments	867,097	336,683	(1,203,780)	—
Segment revenues	2,479,796	4,375,486	(1,203,780)	5,651,502
Segment gross profit (loss)	(242,590)	1,966,466	(187,450)	1,536,426

Segment loss before tax	(20,363,838)	(623,856)	(170,367)	(21,158,061)
Research and development	5,938,010	—	(233,098)	5,704,912
Office salaries and benefits	2,769,196	1,237,246	7,739	4,014,181

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

August 31, 2023

	Year ended August 31, 2022
	Sale of	Rental of	Inter-segment
	electric boats	electric boats	eliminations	Total
	$	$	$	$
Revenue from external customers	2,557,086	4,793,860	—	7,350,946
Revenue from other segments	820,383	80,842	(901,225)	—
Segment revenues	3,377,469	4,874,702	(901,225)	7,350,946
Segment gross profit (loss)	596,570	2,839,970	(150,975)	3,285,565

Segment (loss) profit before tax	(13,632,377)	872,787	(93,852)	(12,853,442)
Research and development	2,242,794	—	—	2,242,794
Office salaries and benefits	2,384,746	951,053	—	3,335,799

	August 31, 2021
	Sale of	Rental of	Sale of
	electric boats	electric boats	electric boats	Total
	$	$	$	$
Revenue from external customers	2,158,240	1,355,548	—	3,513,788
Revenue from other segments	142,007	7,476	(149,483)	—
Segment revenues	2,300,247	1,363,024	(149,483)	3,513,788
Segment gross profit (loss)	640,228	1,003,596	(39,642)	1,604,182

Segment (loss) profit before tax
Research and development	(15,517,319)	541,257	(32,255)	(15,008,317)
Office salaries and benefits	1,489,953	—	—	1,489,953

	August 31, 2023
	Sale of	Rental of	Sale of
	electric boats	electric boats	electric boats	Total
	$	$	$	$
Segment assets	20,344,002	13,941,898	(10,239,388)	24,046,512
Cash	3,025,565	333,692	—	3,359,257
Additions to property and equipment	194,820	974,533	(185,744)	983,609
Segment liabilities	10,154,031	3,341,868	(1,013,824)	12,482,075

	August 31, 2022
	Sale of	Rental of	Sale of
	electric boats	electric boats	electric boats	Total
	$	$	$	$
Segment assets	24,499,107	14,039,428	(9,438,326)	29,100,209
Cash	4,146,260	1,678,456	—	5,824,716
Additions to property and equipment	412,158	859,176	(162,446)	1,108,888
Segment liabilities	2,023,368	3,311,128	(262,883)	5,071,613

The Company has disclosed the above amounts for each reportable segment because they are regularly reviewed by the Chief Operating Decision Maker.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

August 31, 2023

27. Additional cash flows information

Financing and investing activities not involving cash:

	2023	2022	2021
	$	$	$
Advances to related parties converted to shares	—	—	898,489
Unpaid share subscription	—	—	39,200
Right-of-use assets transferred to intangibles, net of accumulated depreciation	—	—	5,981
Additions to right-of-use assets	921,498	234,608	852,467
Lease termination	101,471	273,652	37,033
Shares issued as consideration for the acquisition of intangible assets	—	—	573,936
Shares issued as consideration for business acquisition	—	—	3,474,232
Transaction costs for share issuance transferred from prepaid	—	—	213,019

28. Commitments

In addition to the obligations under leases [note 15], the Company is subject to supply agreements with minimum spend commitments. The amount of the minimum fixed and determinable portion of the unconditional purchase obligations over the next years, is as follows:

$
2024	10,943,420

In October 2021, EB Rental Ltd. has entered into lease arrangement for premises, which have not commenced yet and therefore related right-of-use asset and lease liability are not recorded as at August 31, 2023. The lease offers EB Rental Ltd. a termination clause in case certain contractual requirements are not met by the lessor at the lease commencement date.

The Company’s undiscounted lease commitments related to this lease are as follows as at August 31, 2023:

$
2024	67,675
2025	163,774
2026	167,049
2027 and thereafter	446,736

29. Subsequent events

During the months of September, October and November 2023, the Company issued a total of 103,650 Voting Common Shares to third parties in exchange of sub-contracting services provided to the Company related to marketing and investor relations.

On September 20, 2023, the Company issued 372,870 Voting Common Shares and warrants to purchase Voting Common Shares, respectively as part of the financing rounds for a total cash consideration price of $1,695,388, net of transaction costs of $334,672. The warrants issued are to purchase 372,870 Voting Common Shares of the Company for a period of three years from the grant date at an exercise price at U.S. $4.05.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit Index	Description
2.1*	Description of Securities Pursuant to Section 12 of the Exchange Act.
3.1	Certificate of Incorporation, filed as Exhibit 3.1 to our registration statement on Form F-1 filed with the SEC on July 9, 2020.
3.2	Certificate of Amendment, filed as Exhibit 3.2 to our registration statement on Form F-1 filed with the SEC on July 9, 2020.
3.3	Articles of Amendment to the Company’s Articles of Incorporation, as amended, filed as Exhibit 3.1 to our report on Form 6-K filed with the SEC on September 30, 2022.
3.4	Vision Marine Technologies Inc. General By-Laws, filed as Exhibit 3.1 to our report on Form 6-K filed with the SEC on September 1, 2023.
4.1	Share Certificate – Common Shares, filed as Exhibit 4.1 to our registration statement on Form F-1, as amended, filed with the SEC on September 22, 2020.
8.1*	Subsidiaries of the Registrant.
10.1

Commercial Lease Agreement, dated June 10, 2017, between California Electric Boat Company Inc. and the Company (as translated into English from its original text in French), filed as Exhibit 10.1 to our registration statement on Form F-1 filed with the SEC on July 9, 2020.

10.2

Commercial Lease Agreement, dated April 1, 2019, between California Electric Boat Company Inc. and the Company (as translated into English from its original text in French), filed as Exhibit 10.2 to our registration statement on Form F-1 filed with the SEC on July 9, 2020.

10.3	Amended and Restated Shares Option(s) Plan, filed as Exhibit 10.3 to our registration statement on Form F-1 filed with the SEC on July 9, 2020.
10.4	Executive Employment Agreement, dated March 1, 2021, between the Company and Alexandre Mongeon filed as Exhibit 10.1 to our report on Form 6-K as filed with the SEC on March 12, 2021.
10.5	Executive Employment Agreement, dated March 1, 2021, between the Company and Patrick Bobby filed as Exhibit 10.2 to our report on Form 6-K as filed with the SEC on March 12, 2021.
10.6	Executive Employment Agreement, dated March 1, 2021, between the Company and Kulwant Sandher filed as Exhibit 10.3 to our report on Form 6-K as filed with the SEC on March 12, 2021.
10.7	Form of Debenture issued by The Limestone Boat Company Limited, filed as Exhibit 10.7 to our annual report on Form 20-F filed with the SEC on December 30, 2021.
10.8	Share Purchase Agreement, dated June 3, 2021, for the Sale of 7858078 Canada Inc. filed as Exhibit 10.8 to our annual report on Form 20-F filed with the SEC on December 30, 2021.
10.9

Manufacturing and Supply Agreement, dated October 21, 2021, between the Company and Linamar Corporation, filed as Exhibit 10.9 to our annual report on Form 20-F filed with the SEC on December 30, 2021.

10.10	Summary translation of Mac Engineering Agreement with the Company, dated February 16, 2021 filed as Exhibit 10.10 to our annual report on Form 20-F filed with the SEC on December 30, 2021.
10.11

Placement Agency Agreement dated as of January 20, 2023 between Vision Marine Technologies Inc. and Roth Capital Partners, LLC, filed as Exhibit 99.1 to our report on Form 6-K filed with the SEC on January 27, 2023.

10.12

Form of Securities Purchase Agreement dated as of January 20, 2023 between Vision Marine Technologies Inc. and the purchasers signatory thereto, filed as Exhibit 99.2 to our report on Form 6-K filed with the SEC on January 27, 2023.

10.13	Form of Common Warrant, filed as Exhibit 99.3 to our report on Form 6-K filed with the SEC on January 27, 2023
10.14

Placement Agency Agreement dated as of February 17, 2023 between Vision Marine Technologies Inc. and Roth Capital Partners, LLC, filed as Exhibit 99.1 to our report on Form 6-K filed with the SEC on February 23, 2023.

10.15

Form of Securities Purchase Agreement dated as of February 17, 2023 between Vision Marine Technologies Inc. and the purchaser signatory thereto, filed as Exhibit 99.2 to our report on Form 6-K filed with the SEC on February 23, 2023.

10.16	Form of Common Warrant, filed as Exhibit 99.3 to our report on Form 6-K filed with the SEC on February 23, 2023.
10.17

Form of Securities Purchase Agreement dated as of April 19, 2023 between Vision Marine Technologies Inc. and the purchasers signatories thereto, filed as Exhibit 99.1 to our report on Form 6-K filed with the SEC on April 21, 2023.

10.18	Form of Common Warrant, filed as Exhibit 99.2 to our report on Form 6-K filed with the SEC on April 21, 2023.

10.19

Form of Securities Purchase Agreement dated as of June 14, 2023 between Vision Marine Technologies Inc. and the purchaser signatory thereto, filed as Exhibit 99.1 to our report on Form 6-K filed with the SEC on June 16, 2023.

10.20	Form of Investor Warrant, filed as Exhibit 99.2 to our report on Form 6-K filed with the SEC on June 16, 2023.
10.21	Form of Placement Agent Warrant, filed as Exhibit 99.3 to our report on Form 6-K filed with the SEC on June 16, 2023.
10.22

Form of Securities Purchase Agreement dated as of July 31, 2023 between Vision Marine Technologies Inc. and the purchasers signatory thereto, filed as Exhibit 99.1 to our report on Form 6-K filed with the SEC on August 2, 2023.

10.23	Form of Investor Warrant, filed as Exhibit 99.2 to our report on Form 6-K filed with the SEC on August 2, 2023.
10.24	Form of Placement Agent Warrant, filed as Exhibit 99.3 to our report on Form 6-K filed with the SEC on August 2, 2023.
10.25	Form of Subscription Agreement between Vision Marine Technologies Inc. and the purchasers signatory thereto, filed as Exhibit 99.1 to our report on Form 6-K filed with the SEC on September 20, 2023.
10.26	Form of Investor Warrant, filed as Exhibit 99.2 to our report on Form 6-K filed with the SEC on September 20, 2023.
10.27	Form of Registration Rights Agreement, filed as Exhibit 99.3 to our report on Form 6-K filed with the SEC on September 20, 2023.
10.28	Agency Agreement, filed as Exhibit 99.4 to our report on Form 6-K filed with the SEC on September 20, 2023.
12.1*	Section 302(a) Certification of CEO
12.2*	Section 302(a) Certification of CFO
13.1**	Section 906 Certifications of CEO and CFO
23.1*	Consent of Ernst & Young LLP
101.INS	XBRL Instance*
101.SCH	XBRL Taxonomy Extension Schema*
101.CAL	XBRL Taxonomy Extension Calculation*
101.DEF	XBRL Taxonomy Extension Definition*
101.LAB	XBRL Taxonomy Extension Labels*
101.PRE	XBRL Taxonomy Extension Presentation*
104	Cover Page Interactive Data File - The cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Vision Marine Technologies Inc.

Date: November 29, 2023

By:	/s/ Alexandre Mongeon
Alexandre Mongeon
Chief Executive Officer