Form 20-F/A
period 2023-08-31
Vision Marine Technologies Inc.
filed 2024-04-05
CIK 1813783

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Raffi Sossoyan; 450-951-7009; rs@v-mti.com

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: ☐ U.S. GAAP ☒ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b 2 of the Exchange Act): Yes ☐ No ☒

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment”) is being filed by Vision Marine Technologies Inc. (the “Company,” “we,” “our,” or “us”) to amend the Company’s Annual Report on Form 20-F for the fiscal year ended August 31, 2023, originally filed with the U.S. Securities Exchange Commission (the “SEC”) on November 30, 2023 (the “Original Filing”). The Company is filing this Amendment solely to reflect that the consolidated financial statements included in the Original Filing and this Amendment were prepared as audited financial statements, rather than “unaudited” financial statements, and that the notes thereto were notes to consolidated financial statements rather than “condensed interim” consolidated financial statements.

This Amendment consists solely of the cover page, this Explanatory Note and corrected Item 17 and Item 18, with the same consolidated financial statements that are contained in the Original Filing, but reflecting that such consolidated financial statements were not “unaudited” and the notes thereto, not related to “condensed interim” consolidated financial statements. We have also amended the dates of each of the consents reflected in Exhibit 12.1., Exhibit 12.2, Exhibit 13.1 and Exhibit 23.1 to Item 19. Accordingly, this Amendment should be read in conjunction with the Original Filing.

This Amendment does not, and does not purport to, amend, modify, update, restate or change in any way the information contained or disclosures made in the Original Filing, including the previously reported consolidated financial statements, other than to reflect that the consolidated financial statements included in the Original Filing were prepared as audited financial statements, rather than “unaudited” financial statements, and that the notes thereto were notes to consolidated financial statements rather than “condensed interim” consolidated financial statements. This Amendment speaks as of the original filing date of the Original Filing, and does not reflect events that may have occurred subsequent to the date the Original Filing was filed with the SEC.

ii

iii

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18, “Financial Statements”

ITEM 18. FINANCIAL STATEMENTS

Our financial statements were prepared in accordance with IFRS, as issued by the IASB, and are presented in Canadian dollars.

Our Consolidated Financial statements are filed as part of this Annual Report.

1

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

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

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

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

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

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2023

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

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

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

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2023

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

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2023

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

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2023

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

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2023

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

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2023

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

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

August 31, 2023

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

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

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

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

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

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

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

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

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

Notes to the consolidated financial statements

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

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

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

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

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

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

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

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

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

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

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

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

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

Vision Marine Technologies Inc.

Notes to the consolidated financial statements

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

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit Index	Description

2.1	Description of Securities Pursuant to Section 12 of the Exchange Act.

3.1	Certificate of Incorporation, filed as Exhibit 3.1 to our registration statement on Form F-1 filed with the SEC on July 9, 2020.
3.2	Certificate of Amendment, filed as Exhibit 3.2 to our registration statement on Form F-1 filed with the SEC on July 9, 2020.
3.3	Articles of Amendment to the Company’s Articles of Incorporation, as amended, filed as Exhibit 3.1 to our report on Form 6-K filed with the SEC on September 30, 2022.
3.4	Vision Marine Technologies Inc. General By-Laws, filed as Exhibit 3.1 to our report on Form 6-K filed with the SEC on September 1, 2023.
4.1	Share Certificate – Common Shares, filed as Exhibit 4.1 to our registration statement on Form F-1, as amended, filed with the SEC on September 22, 2020.

8.1	Subsidiaries of the Registrant.

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

40

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

41

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Vision Marine Technologies Inc.

Date: April 4, 2024

By:	/s/ Alexandre Mongeon
Alexandre Mongeon
Chief Executive Officer

42