Form 20-F
period 2024-08-31
Vision Marine Technologies Inc.
filed 2024-12-20
CIK 1813783

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2024

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of business of the period covered by the annual report. 163,403 Common Shares Without Par Value

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: ☐ U.S. GAAP ☒ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b 2 of the Exchange Act): Yes ☐ No ☒

M&K CPAS, PLLC

We have served as the Company’s auditor since 2024

The Woodlands, TX

December 2, 2024

PCAOB ID #2738

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

All references to common shares, Pre-Funded Warrants, Series A and B Convertible Preferred Shares, warrants and options in this annual report have been adjusted to reflect (i) a 1-for-15 reverse stock split of our common shares that we enacted on August 22, 2024 and (ii) a 1-for-9 reverse stock split of our common shares that we enacted on October 8, 2024.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]
B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the offer and use of proceeds

Not Applicable.

D.	Risk Factors

The information on risk factors required by this Item 3 is incorporated herein by reference to the information under the caption “Risks and Uncertainties” contained in Section 1.1 to Exhibit 99.2 to our report on Form 6-k dated December 2, 2024.

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

We continue to manufacture hand-crafted, highly durable, low maintenance, environmentally-friendly electric recreational powerboats. In our last three fiscal years, we manufactured 45, 46, and 58, respectively. We sell powerboats to retail customers and operators of rental fleets of powerboats through which we seek to build brand awareness. We intend to continue to build brand awareness by partnering with marina operators to offer rental fleets of electric boats. We conduct our transactions directly to customers through our website or through a network of marinas, distributors and show rooms.

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

In our fiscal year 2021, we expanded our business to include rentals of electric powerboats by acquiring EB Rental, Ltd., an entity that rents electric boats in Newport Beach, California. Since that time, we added two more locations: one in Ventura, California which is held by EB Rental Ventura Corp. and one in Palm Beach, Florida which is held by EBR Palm Beach Inc. We plan on opening another rental operation in Dania Beach, Florida. In addition to generating revenues from the rental of our powerboats, our rental locations build brand awareness and act as an open-water showroom for potential buyers. On April 25, 2024, we sold EB Rental, Ltd. for $1,089,302 in order to partially finance patent applications for our electric outboard powertrain systems.

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

We have received governmental support in connection with our development of electric powertrains. In our 2024, 2023, and 2022 fiscal years, we recognized grants and investment tax credits amounting to $66,761, $232,882 and $1,458,632, respectively, of which nil, $144,032 and $1,408,840, respectively, is presented against research and development expenses.

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

In September 2024, we launched the E-Motion™ 180e inboard electric motor system. Delivering a continuous 180hp at the propeller, this new system opens an important market segment for us, significantly expanding the range of vessels that can benefit from its advanced electric propulsion technology. Following development and testing, this inboard system incorporates 95% of the components from the E-Motion™ outboard powertrain system, so that the outboard motor system can relay performance of the inboard system. We believe that this integration allows us to extend our offerings within the electric marine sector, positioning us to meet the growing demand for electric propulsion solutions in both outboard and inboard applications.

During the 2024 fiscal year, we completed 5 patent applications with respect to our electric outboard powertrain system and plan on completing the remaining 19 patent applications related to this innovation over the next year.

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

Bruce 22

Reaching speeds of up to approximately 41 miles per hour (66 kph), the Bruce 22 is our flagship boat. We offer three variations of the Bruce 22: a Hatchback Classic (a 100 kWh five-seater starting at $279,995), an Open Utility (a 100 kWh eight-seater starting at $289,995) and the Bruce22 T (a 4 kWh eight-seater starting at $73,995). In addition to the customizations that are available for each of our boats, purchasers may customize the Bruce 22 by choosing among various options including type of propulsion (Piktronic, Torqeedo or Min-Kota), inserts (mahogany, permatek and fiber glass) and other options (including ski pole, underwater light and a swim platform). In our 2024 fiscal year, we sold 2 Bruce 22s.

Volt 180

Reaching speeds of up to approximately 30 miles per hour (48 kph), the Volt 180 is a powerful boat that can be used for various watersports. In addition to the customizations that are available for each of our boats, purchasers may customize the Volt 180 by choosing among various options including the power of the motor (available in 2, 3, 6, 10, 60 and 125 kilowatts), accessories (including racing seats, fish rod holder, depth finder and anchor) and other options (including bumper, types of canopies and a premium sound system In our 2024 fiscal year, we sold 13 Volt 180s.

Fantail 217

We designed the Fantail 217 with a view towards relaxation rather than speed. The Fantail 217 starts at $49,995, seats up to ten people and has a maximum speed of approximately 10 miles per hour (6 kph). In addition to the customizations that are available for each of our boats, purchasers may customize the Fantail 217 by choosing among various options including the type of motor (Torqeedo Salt Water, E-Tech, Min-Kota or E-Propulsion), number of batteries (up to eight), type of canopy (aluminum, stainless steel or fiberglass) and other options (including night navigation light, a double horn and bottom paint). In our 2024 fiscal year, we sold 16 Fantail 217s.

Quietude 156

As the name suggests, we designed the Quietude 156 with an eye towards tranquility over speed or power. The Quietude 156 starts at $35,495, seats four passengers and reaches a top speed approximately 6 miles per hour (10 kph). The Quietude 156 comes with a Min-Kota 36V motor, but purchasers may still customize other aspects of the Quietude 156 by choosing among various options including the type of table to be used, the type of canopy and electronics that can be included (such as a Bluetooth marine radio and a depth meter). In our 2024 fiscal year, we sold 2 Quietude 156s.

Phantom

We designed the Phantom specifically for the boat rental market. The Phantom starts at US$19,123 for the hull only, seats up to ten passengers and reaches a top speed approximately 5 miles per hour (8 kph). The Phantom is made out of recyclable plastic and is US Coast Guard approved. We launched the Phantom in our 2023 fiscal year. In our 2024 fiscal year, we sold 8 Phantoms.

Sales

We envision that if we are able to commercialize and mass produce our electric powertrains, a large majority of our revenue will be generated from the sale of our electric powertrains. Although we have yet to commercialize our electric powertrains, we have received non-binding letters of intent from OEMs for the purchase of such powertrains. Under the LOIs, OEMs have indicated their interest in purchasing over 1,000 powertrains through the year ended August 31, 2025. Such LOIs are non-binding and may never result in any actual sales. The projected sales price for our first electric outboard powertrain system is $100,000.

We currently generate over 48% of our revenue from the sale of our electric power boats. In our 2024 fiscal year, we sold 45 of our electric powerboats for revenue of $1,847,918, in our 2023 fiscal year, we sold 46 of our electric powerboats for revenue of $1,612,699 and, in our 2022 fiscal year, we sold 58 of our electric powerboats for revenue of $2,557,086. Our sales are to retail customers and operators of rental fleets of powerboats.

Sales of New Powerboats to Retail Purchasers

We sell our powerboats to retail purchasers. In our 2024, 2023, and 2022 fiscal years, we sold 11, 14, and 21 powerboats to retail customers, respectively, which was approximately 24%, 30%, and 36%, respectively, of all sales.

Sales of Fleets of New Powerboats

We sell our powerboats to persons and entities operating fleets of rental boats. In our 2024, 2023 and 2022 fiscal years, we sold 26, 7, and 17 powerboats to rental fleet operators, respectively, which was approximately 58%, 15%, and 29% of all of our sales, respectively, in such periods. We intend to continue to build brand awareness by partnering with marina operators to offer rental fleets of electric boats.

In October 2022, we announced a partnership with Nautical Ventures Group (“Nautical”), whereby Nautical will be the sole and exclusive distributor of the Phantom in the United States. The non-binding memorandum of understanding with Nautical includes Nautical’s agreement to purchase a minimum of 50 Phantom boats.

Rentals

In our fiscal year 2021, we expanded our business to include rentals of electric powerboats by acquiring 7858078 Canada Inc., an entity that rents electric boats at the Lido Marina Village in Newport, California through its wholly-owned subsidiary, EB Rental, Ltd. We acquired this business for approximately $9,020,000, of which $5,546,000 was paid in cash and $3,474,000 of which was paid in the form of 2,108 common shares. At the time of the acquisition, our Chief Executive Officer was an affiliate of 7858078 Canada Inc.

On April 1, 2023, we opened our second electric boat rental operation in Portside Ventura, California, located at 1196 Portside Drive through EB Rental Ventura Corp., a wholly-owned subsidiary of 7858078 Canada Inc. The new rental operations serve multiple purposes, including testing, validating, and training for west coast boat manufacturers. We plan to use the facility to evaluate and provide training on our fully electric E-Motion™ 180E propulsion system and outboard technology.

On December 6, 2023, we opened our third electric boat rental operation in Palm Beach, Florida, located at 200 E. 13th Street, Riviera Beach through EBR Palm Beach Inc., a wholly-owned subsidiary of 7858078 Canada Inc.

On April 25, 2024, we sold 100% of the shares of EB Rental, Ltd., which previously facilitated our electric boat rental operations located in Newport Beach, California, to Stratégies EB Inc. for $1,089,302. At the time of the sale, Stratégies EB Inc. was a related party because its controlling shareholder was a member of management of EB Rental, Ltd. prior to its sale. As of the date of this annual report, we continue to own and operate our electric boat rental operations in Ventura, California and Palm Beach, Florida. In addition, we are currently in the process of opening a new electric boat rental facility in Dania Beach, Florida.

The electric boat rental business currently has a fleet of approximately 12 powerboats. Rental rates range from US$75 per hour to US$215 per hour, plus a booking fee, with a minimum booking of two hours. Once a powerboat in our fleet has over 200 hours of sailing time, we offer the powerboat for sale to the public. In our 2024 fiscal year, our rental business generated approximately $1,946,427 of revenue, the majority of which was from the rental of our powerboats, as compared to $4,038,803 of revenue in 2023, the majority of which was from the rental of our powerboats.

Investment in Electric Boat Manufacturer

On May 14, 2021, we purchased $3,400,000 in Debentures from Limestone. Limestone is a North American designer and manufacturer of recreational and commercial powerboats. The Debentures bear interest at the rate of 10% per annum and mature in three years from issuance. We entered into an agreement pursuant to which Limestone agreed to purchase 25 powertrains from us, subject to the completion of satisfactory testing from Limestone, of which it has currently purchased nil. One of our directors is also a director of Limestone. On January 20, 2023, Limestone announced that its wholly-owned subsidiaries have filed for voluntary petitions for relief under Chapter 7 of the Bankruptcy Code of the U.S. Bankruptcy Court for the Middle District of Tennessee. As a result, we had significant doubts about recouping our investment in Limestone pursuant to the terms of the Debentures and entered into an agreement with Limestone on July 18, 2023 whereby we acquired common shares of Limestone, representing approximately 7% of their then outstanding shares, in exchange for the retirement of the Debentures. Prior to the conversion, the Company had recorded an impairment on the entire value of the Debentures at the amount of $2,637,000 in the fiscal year ended August 31, 2023.

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

We have not experienced any material shortages in any of our product parts or components, but as a result of the COVID-19 pandemic some of our third-party suppliers experienced delays in delivering our product parts and components in a timely manner and fluctuations in price for these supplies is a possibility if raw material pricing increases. Temporary shortages, when they do occur, usually involve manufacturers of these products adjusting model mix, introducing new product lines, or limiting production in response to an industry-wide reduction in boat demand, or in finding persons able to deliver the parts and components in a timely manner.

Electric Powertrains

The most significant parts and components we intend to use in manufacturing our electric powertrains are:

●	engines – we rely on two suppliers of engines, Danfoss and E-Propulsion;
●	lithium-ion batteries – we purchase 100% of our lithium-ion batteries from Neogy who in turn rely upon Samsung cells. We have an agreement with Octillion Power Systems to provide marine specific batteries to power the E-Motion™ powertrains;
●	inverter – we intend to source our inverters from Danfoss;
●	smart navigation system – we intend to rely on our partnership with Nextfour to develop a multifunctional display to be integrated with our E-Motion™ powertrains.

Power Boats

The most significant parts and components used in manufacturing our boats are:

●	engines – we use one supplier of engines, E-Propulsion (for the Quietude, the Fantail 217 and the Volt 180) in addition to our use of our E-Motion™ for the Volt;
●	lithium-ion batteries – we source duplicate suppliers for our lithium-ion batteries, including Neogy and Octillion and believe that we could source batteries at a similar price from the market were these suppliers unable to meet our demand;
●	hulls – we purchase all of our hulls from Manunor Inc.

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

Patents and Licenses

In our 2024 fiscal year, we filed 5 patent applications in the U.S. related to our E-Motion™ powertrain system. There are 19 more patents to be filed with respect to this system and we intend to file the remaining patents over the course of the 2025 fiscal year.

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

Government Support

Although the recreational powerboat industry does not generally receive much direct governmental support, we have received tax credits from, and grants provided by, the Quebec provincial government and the Canadian federal government primarily in connection with our development and promotion of green technology. In our 2024, 2023, and 2022 fiscal years, we recognized grants and investment tax credits amounting to $66,761, $232,882 and $1,458,632, respectively, of which nil, $144,032 and $1,408,840, respectively, is presented against research and development expenses. Although we do not consider the receipt of such credits and grants as essential to our operations, if they were no longer available, our business, prospects, financial condition and operating results could be adversely affected.

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

Manufacturing

We produce our electric recreational powerboats and related components at our 15,000 square foot assembly warehouse in Quebec and use Linamar as our production partner for our E-Motion powertrains. In our last three fiscal years, we manufactured 45, 46, and 58 powerboats. We run one assembly line and have a production capacity that allows us to produce up to seven boats a week depending on the type of boats and the specifications of each order.

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

C. Organizational structure

The corporate structure of the Company and its material subsidiaries are as indicated in the following chart:

D. Property, plant and equipment

Our main manufacturing and office space is located in Boisbriand, Quebec, just outside of Montreal. This space is in three adjacent units each under a separate lease with a related party. One lease is for 4,143 square feet, has a monthly rent of approximately $3,700 and expires on July 31, 2025. The second lease is for 4,145 square feet, has a monthly rent of approximately $3,700 and expires on July 31, 2025. The third lease is for 16,768 square feet, has a monthly rent of approximately $15,000 and expires on July 31, 2025. We consider our office and manufacturing space sufficient to meet our current needs and our needs for at least the next 12 months.

We lease a kiosk and two slips for our rental business at the Ventura Portside Marina in Ventura, California. In exchange for use of space and common areas in the facility, we pay a monthly rent of approximately USD$2,200. The lease expires on March 31, 2027.

We lease a house with accompanying dock in Pompano Beach, Florida. The facility is used for marketing purposes where potential investors and customers can test drive our electric boats. The dock could accommodate up to 5 boats. We pay a monthly rent of approximately USD$12,500 and the lease expires on June 2, 2025.

We lease a warehouse with office space in Miramar, Florida. This facility is used primarily for boat inventory storage and occasional boat assembly. The lease is for approximately 5,000 square feet, has a monthly rent of approximately US$6,500 and expires on May 31, 2025

On October 1, 2021, we entered into a lease agreement with the developers of Waves at Dania Beach, to rent office space as well as slip space for twenty-five electric boats, for monthly rent of approximately US$10,000, which lease expires on October 1, 2027. Monthly rent is payable upon the completion of Dania Beach facility which is expected to be operational in May 2025.

We do not own any real property and do not lease any other properties.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our discussion and analysis of the financial condition and results of operations is included in Exhibit 99.2 to our report on Form 6-K filed on December 2, 2024 and is incorporated herein by reference.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the names and ages of all of our directors and executive officers.

Name, Province/State and Country of Residence	Age	Position	Director/Officer Since
Alexandre Mongeon Quebec, Canada	48	Chief Executive Officer and Director	August 2014
Xavier Montagne Quebec, Canada	50	Chief Technology Officer and Chief Operating Officer	April 2021
Raffi Sossoyan Quebec, Canada	54	Chief Financial Officer	March 2024
Steve P. Barrenechea California, United States	66	Director	September 2020
Dr. Philippe Couillard Quebec, Canada	67	Director	September 2023
Luisa Ingargiola Florida, United States	57	Director	September 2020
Anthony E. Cassella Jr. Florida, United States	55	Director	January 2024

Business Experience

The following summarizes the occupation and business experience during the past five years or more for our executive officers and directors as of the date of this Annual Report:

Alexandre Mongeon, Chief Executive Officer

Alexandre Mongeon has been employed by us since 2014 as our Chief Executive Officer and is a director of our company. From 1999 to 2015, he imported high-performance boats from the United States to Canada. During much of the time between 1999 to 2016, he also worked as a designer and contractor for 9134-0489 Quebec Inc. and managed several new construction projects on the waterfront in and around Montreal. Mr. Mongeon is a graduate of the School of Construction in Laval, Quebec with a specialization in electricity.

Xavier Montagne, Chief Technology Officer and Chief Operating Officer

Prior to joining us, Xavier Montagne was the CEO of Mac Engineering from 2015 to 2021. In the past six years, he has helped develop 12 marine prototypes and concept-cars. While there, Mr. Montagne was the electric powerline architect of the Renault Trezor Concept-car (reward of the best concept-car of the world in 2016), the technical designer of the Zoe E-sport race car driven by Alain Prost during Formula-E races 2016-2019, the real-time system expert for Defense Department (Agenium simulator, Thalès cameras, NATO Awacs Cobham scrambler), The Senior designer in low and high voltage batteries Forsee Power, SAFT, Renault and Peugeot in Europe, a power electric architect for Danfoss and Dana based projects, the technical supervisor for Rally Raid and Dakar race teams (France & NL) and the electric architect of the first 18-ton fully electric truck with 2-speed gearbox (Fábrica Nacional de Motores). Mr. Montagne received an electronic engineer diploma from Institut de Formation d’Ingénieurs en Techniques Électroniques de Paris.

Raffi Sossoyan, Chief Financial Officer

Raffi Sossoyan is a chartered professional accountant with over 25 years of multinational and multidisciplinary experience in various aspects of the accounting, finance, treasury, risk management and taxation functions. Prior to joining us, Mr. Sossoyan held positions with Velan, Inc., a Canadian multinational company listed on the Toronto Stock Exchange (“TSX”) from January 2010 to August 2018, and again from August 2021 to October 2023. At Velan Inc., Mr. Sossoyan most recently served as the Vice President of Corporate Treasury where he managed financial operations. Additionally, Mr. Sossoyan served as Chief Financial Officer at Valtech Fabrication, Inc. from 2018 to 2021. Since 2013, Mr. Sossoyan has served on the board of directors of the Canadian Armenian Business Council, a non-profit corporation that serves and promotes the Armenian business community and all of its professionals in the Canadian and North American markets. Mr. Sossoyan received a Bachelor of Business Administration degree with an accounting concentration from Bishop’s University in 1992 and a Graduate Diploma in Accountancy from Concordia University in 1997.

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

Dr. Philippe Couillard, Director

From 2014 to 2018, Dr. Couillard served as the 31st Premier (First Minister) of Quebec. Prior to that, Dr. Couillard served as the Minister of Health for the province of Quebec from 2003 to 2008. Dr. Couillard also served as a Member of the National Assembly from 2003 to 2008 and from 2013 to 2018. Dr. Couillard is currently a member of various boards of directors, including the boards of the Atlantic Salmon Federation (2020-present), and Carebook Technologies Inc. (2020-present) (TSX-V: CRBK.V). Dr. Couillard was previously a member of the board of directors of the Canadian Cancer Society (2019-2023). Dr. Couillard began his career practicing neurosurgery internationally from 1985 to 2003. Dr. Couillard served as Chief Surgeon in the Department of Neurosurgery at the Hôpital Saint-Luc in Montréal from 1989 to 1992 and was chairman of surgery at the University of Sherbrooke from 1996 to 2003. Dr. Couillard also co-founded the Dhahran Department of Neurosurgery in Saudi Arabia, where he practiced from 1992 to 1996. Dr. Couillard received his medical degree in 1979 and completed his specialty training in neurosurgery in 1985 at the Université de Montréal.

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

Anthony E. Cassella Jr., Director

Anthony Cassella was appointed as the Executive Vice President Finance and Chief Accounting Officer of MarineMax, Inc. (NYSE: HZO) in February 2023. Over his 26-year career with MarineMax, Inc., Mr. Cassella has served in numerous positions including since February 2016 as Vice President of MarineMax, and since October 2014 as Chief Accounting Officer at which time he was appointed by MarineMax as an executive officer. Among his responsibilities at MarineMax, Mr. Cassella oversees key functions including finance, mergers and acquisitions, accounting, inventory, and treasury matters.

Family Relationships

There are no family relationships among any of our directors and executive officers.

B. Compensation

During the last completed fiscal year of the Company, the Company had five named executive officers, namely, its Chief Executive Officer, Alexandre Mongeon, its Chief Financial Officer since March 1, 2024, Raffi Sossoyan, its Chief Financial Officer prior to March 1, 2024, Kulwant Sandher, its Chief Operating Officer and Chief Technology Officer, Xavier Montagne, and its Head of Performance and Special Projects prior to April 16, 2024, Patrick Bobby.

Compensation of Executive Officers

			Share-	Option-	Annual	Long-		All
Named Executive			based	based	Incentive	term	Pension	Other	Total
Officer		Salary	awards	awards	Plan	Incentive	Value	Compensation	Compensation
and Principal Position	Year	($)	($)	($)	($)	Plan ($)	($)	($)	($)
Alexandre Mongeon	2024	585,146	Nil	Nil	Nil	Nil	Nil	Nil	585,146
Chief Executive Officer	2023	605,461	Nil	14,893	Nil	Nil	Nil	Nil	620,354

Xavier Montagne	2024	349,465	Nil	53,638	Nil	Nil	Nil	Nil	403,103
Chief Technology Officer & Chief Operating Officer	2023	280,690	Nil	252,413	Nil	Nil	Nil	Nil	533,103

Raffi Sossoyan(1)	2024	269,680	39,698	Nil	Nil	Nil	Nil	23,850	333,228
Chief Financial Officer	2023	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Kulwant Sandher(2)	2024	227,768	Nil	Nil	Nil	Nil	Nil	Nil	227,768
Former Chief Financial Officer	2023	380,533	Nil	14,893	Nil	Nil	Nil	Nil	395,426

Patrick Bobby(3)	2024	245,894	Nil	Nil	Nil	Nil	Nil	Nil	245,894
Former Head of Performance and Special Projects	2023	400,000	Nil	14,893	Nil	Nil	Nil	Nil	414,893
(1)	Mr. Sossoyan became Chief Financial Officer of the Company effective March 1, 2024.
(2)	Mr. Sandher resigned as Chief Financial Officer of the Company effective February 29, 2024. The amounts in the table above include his compensation received from the Company up to that date.
(3)	Mr. Bobby resigned as a director and Head of Performance and Special Projects of the Company effective April 16, 2024. The amounts in the table above include his compensation received from the Company up to that date.

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

On February 27, 2024, we entered into an Amending Agreement to the Executive Compensation Agreement with Mr. Mongeon (the “Amending Agreement”). In addition to maintaining the terms and provisions of the original Executive Compensation Agreement, the Amending Agreement provides to Mr. Mongeon share-based compensation of up to 40,000 restricted common shares of the Company conditional upon the Company achieving certain levels of market capitalization value for a 21-day period, starting at $100,000,000. The Amending Agreement also provides Mr. Mongeon with up to $500,000 in cash bonuses conditional upon the Company achieving certain levels of earnings before interest, taxes, depreciation and amortization in a fiscal year, starting at $10,000,000.

Raffi Sossoyan, Chief Financial Officer

On March 1, 2024, we entered into an Executive Compensation Agreement with Raffi Sossoyan, our Chief Financial Officer (the “Sossoyan Agreement”), which replaced our prior Employment Agreement with him of September 2023. Pursuant to the terms and provisions of the Sossoyan Agreement: (a) Mr. Sossoyan is appointed as our Chief Financial Officer and will undertake and perform the duties and responsibilities normally and reasonably associated with such office; (b) we shall pay to Mr. Sossoyan a gross annual net salary of $260,000 (the “Annual Base Salary”); (c) pay Mr. Sossoyan a signing bonus of $50,000 payable in our common shares conditional upon his remaining in our service for a minimum of 12 months, (d) provide Mr. Sossoyan with employee benefits, if and when such benefits have been adopted by us, including group health insurance, accidental death and dismemberment insurance, travel accident insurance, group life insurance, short-term disability insurance, long-term disability insurance, drug coverage and dental coverage (the “Group Benefits”); (e) Mr. Sossoyan is eligible to receive a discretionary bonus of up to 25% of his Annual Base Salary; and (e) Mr. Sossoyan will be entitled to five weeks’ paid annual vacation per calendar year.

We may terminate the employment of Mr. Sossoyan under the Sossoyan Agreement without any notice or any payment in lieu of notice for a serious reason. Mr. Sossoyan may terminate his employment under the Sossoyan Agreement for any reason by providing not less than 60 calendar days’ notice in writing to us, provided, however, that we may waive or abridge any notice period specified in such notice in our sole and absolute discretion.

The employment of Mr. Sossoyan will terminate upon the death of Mr. Sossoyan. Upon the death of Mr. Sossoyan during the continuance of the Sossoyan Agreement, we will provide Mr. Sossoyan’s estate with (a) payment of any unpaid portion of his Annual Base Salary through the date of his death and (b) payment of any fully vested but unpaid rights as required by the terms of any bonus or other incentive pay plan or any other employee benefit plan or program.

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

On June 11, 2023, the Montagne Agreement was amended whereby the gross annual base salary was increased to CAD$302,000. All other terms of the Montagne Agreement remained the same.

On February 6, 2024, an incentive plan was added to the Montagne Agreement. For every patent application prepared and filed with respect to the E-Motion™ 180e outboard electric powertrain system, Mr. Montagne will be issued US$20,000 worth of restricted common shares of the Company.

Director Compensation

The following table sets forth the value of all compensation paid to the directors, excluding Alexandre Mongeon and Patrick Bobby who are paid as officers and not as a directors during the fiscal year ended August 31, 2024:

				Non-equity
				incentive
	Fees	Share-based	Option-based	plan	Pension	All other
	earned	awards	awards	compensation	value	compensation	Total
Name	($)	($)	($)	($)	($)	($)	($)
Anthony E. Cassella Jr., Director(1)	14,163	28,714	47,734	Nil	Nil	Nil	90,611
Steve P. Barrenechea, Director	35,698	52,888	Nil	Nil	Nil	Nil	88,586
Dr. Philippe Couillard, Director(2)	25,414	Nil	40,425	Nil	Nil	50,816	116,655
Luisa Ingargiola, Director	35,698	52,888	Nil	Nil	Nil	Nil	88,586
Carter Murray(3)	Nil	Nil	Nil	Nil	Nil	113,342	113,342
Mario Saucier(4)	22,824	28,553	Nil	Nil	Nil	6,899	58,276
(1)	On January 26, 2024, the Board appointed Mr. Cassella as a member of the Board.
(2)	On September 8, 2023, the Board appointed Dr. Couillard as a member of the Board.
(3)	On April 2, 2024, Mr. Murray resigned as a member of the Board.
(4)	On March 26, 2024, Mr. Saucier resigned as a member of the Board.

Outstanding Option-based Awards for Named Executive Officers and Directors

The following table reflects all option-based awards for each current Named Executive Officer and director outstanding as at August 31, 2024. We do not have any other equity incentive plans other than our Share Option Plan.

Option–based Awards
	Number of
	Securities
Named	Underlying
Executive	Unexercised
Officer	Options	Option exercise	Option expiration
or Director	(#)(1)	price ($)	date
Alexandre Mongeon, Chief Executive Officer	481	$499.50	May 27, 2025
Alexandre Mongeon, Chief Executive Officer	156	$779.61	November 24, 2030
Xavier Montagne, Chief Technology Officer and Chief Operating Officer	445	$779.61	February 23, 2026
Xavier Montagne, Chief Technology Officer and Chief Operating Officer	23	787.05	December 22, 2027
Steve P. Barrenechea, Director	445	$779.61	November 24, 2025
Luisa Ingargiola, Director	445	$779.61	November 24, 2025
Dr. Philippe Couillard, Director	371	$612.43	December 29, 2028
Anthony E. Cassella Jr., Director	371	$138.47	January 26, 2029
(1)	These options to purchase common shares were issued pursuant to our Share Option Plan which is summarized in this Annual Report in the section entitled “Executive Compensation - Share Option Plans and Share options- 2020 Share Option Plan ”.

Incentive Plan Awards

The following table provides information concerning our incentive award plans with respect to each current Named Executive Officer and directors during the fiscal year ended August 31, 2024.

	Option-based Awards -	Non-Equity Incentive
Named Executive Officer	Value Vested	Plan Compensation - Value
and Director	During the Year ($)	Vested During the Year ($)(1)
Alexandre Mongeon, Chief Executive Officer	$—	—
Xavier Montagne, Chief Technology Officer and Chief Operating Officer	$53,638	—
Raffi Sossoyan, Chief Financial Officer	$—	—
Luisa Ingargiola, Director	$—	—
Steven P. Barrenechea, Director	$—	—
Dr. Philippe Couillard, Director	$40,425	—
Anthony E. Cassella Jr., Director	$47,734	—
(1)	Represents amounts expected to be earned pursuant to the Company’s bonus plan based on 100% of target payout amounts. In most cases, actual payments will depend upon the achievement of performance goals and will be paid in cash in the year following the fiscal year in respect of which they are earned.

Pension Benefits

We do not have any defined benefit pension plans or any other plans providing for retirement payments or benefits.

Termination of Employment and Change of Control Benefits

Details with respect to termination of employment and change of control benefits for our directors and executive officers is reported above under the section titled “Executive Compensation Agreements.”

Share Option Plans and Share Options

The following table sets forth, as at August 31, 2024, the equity compensation plans pursuant to which our equity securities may be issued:

Number of
securities remaining
available
	Number of		for future
	securities to		issuance
	be issued	Weighted -	under equity
	upon exercise	average exercise	compensation
	of outstanding	price	plans (excluding
	options, warrants	of outstanding	Securities
	and	options, warrants	reflected in
	rights	and rights ($)	column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	7,858	$657.77	5,216
Equity compensation plans not approved by securityholders	—	$—	—
Total	7,858	$657.77	5,216

2020 Share Option Plan

On January 20, 2020, our Board adopted our 2020 Share Option Plan (as amended and restated, the “Share Option Plan”) under which an aggregate of 13,074 shares may be issued, subject to adjustment as described in the Share Option Plan.

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

As of August 31, 2024, we had 7,858 stock options outstanding under the stock option plan:

●	In May 2020, we issued our employees, directors and officers an aggregate of 2,478 options to purchase common shares at $499.50 per share.
●	In May 2020, we issued our employees, directors and officers an aggregate of 815 options to purchase common shares at $375.30 per share.
●	In October 2020, we issued our employees, directors and officers an aggregate of 82 options to purchase common shares at $499.50 per share.
●	In November 2020, we issued our employees, directors and officers an aggregate of 260 options to purchase common shares at $2,199.15 per share.
●	In September 2021, we issued our employees, directors and officers an aggregate of 186 options to purchase common shares at $1,194.75 per share.
●	In January 2022, we issued our employees, directors and officers an aggregate of 760 options to purchase common shares at $762.75 per share.
●	In November 2022, we issued our employees, directors and officers an aggregate of 38 options to purchase common shares at $822.15 per share.
●	In December 2022, we issued our employees, directors and officers an aggregate of 228 options to purchase common shares at $787.05 per share.
●	In March 2023, we issued our employees, directors and officers an aggregate of 3.004 options to purchase common shares at $777.60 per share and 2,912 options to purchase common shares at $778.95 per share.
●	In April 2023, we issued our employees, directors and officers an aggregate of 320 options to purchase common shares at $781.65 per share.
●	In December 2023, we issued our employees, directors and officers an aggregate of 371 options to purchase common shares at $612.43 per share.
●	In January 2024, we issued our employees, directors and officers an aggregate of 371 options to purchase common shares at $138.47 per share.

C. Board Practices

Board of Directors

Our Articles of Incorporation are attached as an exhibit to the registration statement of which this Annual Report forms a part. Our Articles of Incorporation provide that our company shall have a minimum of one (1) and a maximum of ten (10) directors.

Our Board consists of five directors. Four of our five directors satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. Our directors are elected annually at each annual meeting of our company’s shareholders. Notwithstanding the foregoing, each director is to serve until his successor is elected and qualified or until his death, resignation or removal. Our Board appoints our officers and each officer is to serve until his successor is appointed and qualified or until his or her death, resignation or removal. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors.

Our Board is responsible for appointing our Company’s officers.

Board Committees

On November 27, 2020, we established three committees under the Board of Directors: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Each committee is governed by a charter approved by our Board of Directors.

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

Compensation Committee

Our Compensation Committee consists of Anthony E. Cassella Jr., Steve P. Barrenechea and Luisa Ingargiola and is chaired by Mr. Barrenechea. Each of the Compensation Committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. Our Compensation Committee assists the board in reviewing and approving the compensation structure, including all forms of compensation relating to our directors and executive officers. No officer may be present at any committee meeting during which such officer’s compensation is deliberated upon. The Compensation Committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of Dr. Philippe Couillard, Luisa Ingargiola and Steve P. Barrenechea and is chaired by Dr. Couillard. Each member of the Nominating and Corporate Governance Committee satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The Nominating and Corporate Governance Committee is responsible for overseeing the selection of persons to be nominated to serve on our Board of Directors. The Nominating and Corporate Governance Committee considers persons identified by its members, management, shareholders, investment bankers and others.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics (the “Code”) that applies to our directors, officers and other employees. The Code was filed as an exhibit to amendment number 2 to our registration statement on Form F-1 on September 22, 2020. During the year ended August 31, 2024, no waivers or requests for exemptions from the Code were either requested or granted. The Code may be viewed on our website at https://investors.visionmarinetechnologies.com.

D. Employees

As of August 31, 2024, we employed a total of 20 people full-time. All of our employees were employed at our principal executive offices in Boisbriand, Québec, Ventura, California and Miramar, Florida. None of our employees are covered by a collective bargaining agreement.

The breakdown of full-time employees by main category of activity is as follows:

Number of
Full-Time
Activity	Employees
Administration	13
Manufacturing	7

E. Share Ownership

For information regarding the share ownership of our directors and executive officers, see “Item 6.B, Compensation” and “Item 7.A, Major Shareholders.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of our common shares as of December 17, 2024 by (a) each shareholder who is known to us to own beneficially 5% or more of our outstanding common shares; (b) all directors; (c) our executive officers, and (d) all executive officers and directors as a group. Except as otherwise indicated, all persons listed below have (i) sole voting power and investment power with respect to their common shares, except to the extent that authority is shared by spouses under applicable law, and (ii) record and beneficial ownership with respect to their common shares.

		Percentage of
	Common Shares	Common Shares
	Beneficially	Beneficially
Name	Owned (1)	Owned (2)
Directors and Executive Officers:
Alexandre Mongeon, Chief Executive Officer, Director(3)	10,838	*	%
Xavier Montagne, Chief Technology Officer and Chief Operating Officer(4)	26,930	*	%
Raffi Sossoyan, Chief Financial Officer	416	*	%
Steve P. Barrenechea, Director(5)	8,146	*	%
Luisa Ingargiola, Director(5)	8,146	*	%
Dr. Philippe Couillard, Director(6)	371	*	%
Anthony E. Cassella Jr., Director(6)	6,712	*	%
Directors and Executive Officers as a Group (Seven Persons)	61,559	2.2%

Other 5% or more Shareholders:
KPAC Holdings Ltd.(7)	180,000	6.3%
(1)	Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the number of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of common shares actually outstanding on December 17, 2024.
(2)	The percentage is calculated based on (i) 2,850,689 common shares that were outstanding as of December 17, 2024 and (ii) common shares deemed to be beneficially owned by such person or group if the person or group has the right to acquire the common shares within 60 days of the date as of which the information is provided.
(3)	Includes 637 common shares underlying options that have vested or will vest within the next 60 days.
(4)	Includes 391 common shares underlying options that have vested or will vest within the next 60 days.
(5)	Includes 445 common shares underlying options that have vested or will vest within the next 60 days.
(6)	Includes 371 common shares underlying options that have vested or will vest within the next 60 days.
(7)	Kulwant Sandher is the person who has voting and dispositive control over the shares held by KPAC Holdings Ltd.

The information as to shares beneficially owned, not being within our knowledge, has been furnished by the officers and directors.

As at December 17, 2024, there were 12 holders of record of our common shares in the United States.

Transfer Agent

Our common shares are recorded in registered form on the books of our transfer agent, VStock Transfer, LLC, located at 18 Lafayette Place, Woodmere, New York 11598.

B. Related Party Transactions

In addition to employment and consulting agreements described elsewhere in this Annual Report, we have entered into the following transactions with our directors, officers, promoters and shareholders who beneficially own more than 10% of our common shares:

●	We pay rent to California Electric Boat Company Inc. for the use of our manufacturing space and offices. Our Chief Executive Officer is an affiliate of California Electric Boat Company. This space is in three adjacent units each under a separate lease. One lease is for 4,143 square feet, has a monthly rent of approximately $3,700 and expires on July 31, 2025. The second lease is for 4,145 square feet, has a monthly rent of approximately $3,700 and expires on July 31, 2025. The third lease is for 16,768 square feet, has a monthly rent of approximately $15,000 and expires on July 31, 2025. We paid rent to California Electric Boat Company Inc. of $309,715 in our 2024 fiscal year, $381,555 in our 2023 fiscal year and $358,111 in our 2022 fiscal year.
●	We entered into an agreement with Montana Strategies Inc. to rent a forklift truck in connection with EB Rental Ltd.’s operations pursuant to which we paid $62,462 in the fiscal year ended August 31, 2023. This agreement has been terminated.
●	We have entered into supply agreements with minimum spend commitments with Mac Engineering, SASU for the supply of motors for our E-Motion™ outboard powertrain system. These commitments total approximately $4.5 million over the next two fiscal years.
●	On April 25, 2024, we sold 100% of the shares of EB Rental, Ltd., which previously facilitated our electric boat rental operations located in Newport Beach, California, to EB Strategies Inc. for $1,089,302. Up until April 25, 2024, EB Strategies Inc was considered a related party whose controlling shareholder was a member of management of our boat rental operation. His employment and association with us ended at the close of this transaction.

As at the year ended August 31, 2024, the amounts due to and from related parties are as follows:

	2024	2023
	$	$
Share subscription receivable
9335‑1427 Quebec Inc.	25,000	25,000
Alexandre Mongeon	14,200	14,200
	39,200	39,200

Current advances to (from) related party
Alexandre Mongeon	(84,616)	20,135

Amounts due to related parties included in trade and other payable
Alexandre Mongeon	86,152	19,384
Xavier Montagne	11,615	10,454
Raffi Sossoyan	11,500	—
Patrick Bobby	—	13,847
Kulwant Sandher	—	8,654
California Electric Boat Company	197,862	—
Mac Engineering, SASU	1,006,541	9,935
	1,313,670	62,274

The following table summarizes our related party transactions for the year ended August 31, 2024:

	2024	2023	2022
	$	$	$
Research and Development
Mac Engineering, SASU	2,759,362	545,892	666,178

Office salaries and benefits
Montana Strategies Inc.	—	29,059	62,462

The Company leases its Boisbriand premises from California Electric Boat Company Inc. Prior to August 1, 2024, this lease was accounted for as a right-of-use asset and lease liability. However, on August 1, 2024, the lease was renegotiated for a one year term only and ceased to be accounted for as a right-of-use asset and lease liability.  As such, as at August 31, 2024, the right-of-use asset for this lease was nil [August 31, 2023 – $1,270,955] and the lease liability was nil [August 31, 2023 – 1,395,732]. For the fiscal year ended August 31, 2024, rent expense of $22,446 [August 31, 2023 – nil] was recorded under the renegotiated lease.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

The consolidated financial statements of the Company for the years ended August 31, 2024, 2023 and 2023 have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board, or IASB. Our audited financial statements as of August 31, 2024, 2023 and 2022 contained in Exhibit 99.1 to our report on Form 6-K filed on December 2, 2024 between pages F-1 and F-44 are incorporated herein by reference. The consolidated financial statements for the years ended August 31, 2024, 2023, and 2022, including related notes, are accompanied by the report of the Company’s independent registered public accounting firm, M&K CPAS, PLLC, for the year ended August 31, 2024, and Ernst & Young LLP for the years ended August 31, 2023 and 2022.

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

To date, the Corporation has created:

Series A Preferred Shares

By certificate of amendment dated December 13, 2023, the Corporation created the Series A Convertible Preferred (the “Series A Preferred Shares”). Pursuant to a private placement which closed on December 21, 2023, the Series A Preferred Shares were limited to 6,000 shares in total and each Series A preferred share had a stated Value equal to $1,000. Holders of the Series A Preferred Shares are not entitled to receive any dividends, however as long as any Series A Preferred Shares remain outstanding, the Corporation is prohibited from declaring any dividends or making any distributions on any securities junior to the Series A Preferred Shares.

The Series A Preferred Shares have no voting rights except if the Corporation proposes to (i) alter or adversely change the prior preferences given to the Series A Preferred Shares, (ii) authorize or create any class of shares ranking as to dividends, redemption or distribution any rights senior to or pari-passu with the Series A Preferred Shares, (iv) increase the number of authorized preferred shares, or (v) enter into any agreement with respect to any of the foregoing.

Upon liquidation, dissolution or winding-up of the Corporation, holders of Series A Preferred Shares would be entitled to receive, an amount equal to the stated value plus accrued and unpaid dividends thereon and such payments would be made before any distribution or payment is made to the holders of any junior securities.

Each Series A Preferred Share is convertible, at any time and from time to time, after they are issued, at the option of the holder into that number of Common Shares determined by dividing the stated value of such Series A Preferred Shares by the conversion price. The conversion price shall be equal to $1.05 subject to any adjustments otherwise provided in the articles of amendment. However, the conversion price in connection with a forced conversion would be the lesser of the then price and 80% of the average VWAP during the five trading days ending on and including the forced conversion date. In no event, shall the conversion price be less than $0.30, subject to adjustment.

The Series A Preferred Shares are subject to a forced conversion on the one-year anniversary date of original issue pursuant to which the Corporation shall deliver a written notice to all holders of Series A Preferred Shares to cause each holder to convert all or part of such holder’s Series A Preferred Shares plus all liquidated damage and other amounts due in respect of the Series A Preferred Shares.

The Series A Preferred Shares also contain a number of negative covenants that prevent the Corporation for taking various actions which would adversely affect any rights of the holders of Series A Preferred Shares including, without limitation, (i) amending its charter documents,(ii) repurchasing or offering to dividends or distributions on junior securities of the Corporation, or (iv) enter into any agreements with respect to any of the foregoing.

The Corporation also has the right to redeem all but not less than all of the stated value of the Series A Preferred Shares then outstanding in cash at a price equal to 120% of the stated value being redeemed as of the redemption date. The Series A Preferred Shares also have adjustment mechanisms in order to insure that upon any splits or reverse splits any appropriate adjustment shall be made to the conversion price and to the number of common shares and contain specific adjustments for any equity sales which are issued below the then set price.

Series B Preferred Shares

By certificate of amendment dated January 15, 2024, the Corporation created the Series B Convertible Preferred (the “Series B Preferred Shares”). Pursuant to a private placement which closed on January 19, 2024, the Series B Preferred Shares were limited to 3,000 shares in total and each Series B preferred share had a stated Value equal to $1,000. Holders of the Series B Preferred Shares are not entitled to receive any dividends, however as long as any Series B Preferred Shares remain outstanding, the Corporation is prohibited from declaring any dividends or making any distributions on any securities junior to the Series B Preferred Shares.

The Series B Preferred Shares have no voting rights except if the Corporation proposes to (i) alter or adversely change the prior preferences given to the Series B Preferred Shares, (ii) authorize or create any class of shares ranking as to dividends, redemption or distribution any rights senior to or pari-passu with the Series B Preferred Shares, (iv) increase the number of authorized preferred shares, or (v) enter into any agreement with respect to any of the foregoing.

Upon liquidation, dissolution or winding-up of the Corporation, holders of Series B Preferred Shares would be entitled to receive, an amount equal to the stated value plus accrued and unpaid dividends thereon and such payments would be made before any distribution or payment is made to the holders of any junior securities.

Each Series B Preferred Share is convertible, at any time and from time to time, after they are issued, at the option of the holder into that number of Common Shares determined by dividing the stated value of such Series B Preferred Shares by the conversion price. The conversion price shall be equal to $1.05 subject to any adjustments otherwise provided in the articles of amendment. However, the conversion price in connection with a forced conversion would be the lesser of the then price and 80% of the average VWAP during the five trading days ending on and including the forced conversion date. In no event, shall the conversion price be less than $0.30, subject to adjustment.

The Series B Preferred Shares are subject to a forced conversion on the one-year anniversary date of original issue pursuant to which the Corporation shall deliver a written notice to all holders of Series B Preferred Shares to cause each holder to convert all or part of such holder’s Series B Preferred Shares plus all liquidated damage and other amounts due in respect of the Series B Preferred Shares.

The Series B Preferred Shares also contain a number of negative covenants that prevent the Corporation for taking various actions which would adversely affect any rights of the holders of Series B Preferred Shares including, without limitation, (i) amending its charter documents,(ii) repurchasing or offering to repurchase or otherwise require more than a de minimus number of common shares, (iii) pay cash dividends or distributions on junior securities of the Corporation, or (iv) enter into any agreements with respect to any of the foregoing.

The Corporation also has the right to redeem all but not less than all of the stated value of the Series B Preferred Shares then outstanding in cash at a price equal to 120% of the stated value being redeemed as of the redemption date. The Series B Preferred Shares also have adjustment mechanisms in order to insure that upon any splits or reverse splits any appropriate adjustment shall be made to the conversion price and to the number of common shares and contain specific adjustments for any equity sales which are issued below the then set price.

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

January 2023 Securities Purchase Agreement

On January 20, 2023, the Company entered into a securities purchase agreement with institutional investors for the purchase and sale of 11,439  common shares and 1,465 pre-funded warrants to purchase common shares, in lieu of purchasing common shares, in a registered direct offering (the “January Registered Direct Offering”). The common shares were offered by the Company pursuant to a “shelf” registration statement on Form F-3. The offering of the common shares was made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement on Form F-3. A final prospectus supplement and accompanying prospectus relating to the registered direct offering was filed with the SEC. In addition, in a concurrent private placement (the “January Private Placement” and together with the January Registered Direct Offering, the “January Offering”), the Company agreed to issue to the investors warrants to purchase up to 12,903 common shares. On January 24, 2023, the Company closed on a portion of the January Offering for the issuance and sale of 4,108 of its common shares and warrants to purchase up to 4,108 common shares, for gross proceeds of approximately US$2.3 million. One of the investors in the January Offering defaulted on its obligation to purchase an aggregate of 8,798 common shares and pre-funded warrants, and warrants to purchase up to 8,798 common shares. Such investor has not yet paid the purchase price for such securities and the Company is pursuing legal action against the investor.

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

February 2023 Securities Purchase Agreement

On February 17, 2023, the Company entered into a securities purchase agreement with one institutional investor for the purchase and sale of 3,520 of the Company’s common shares at a purchase price of US$568.35 per common share, in a registered direct offering (the “February Registered Direct Offering”). The common shares were offered by the Company pursuant to a “shelf” registration statement on Form F-3. The offering of the common shares was made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement on Form F-3. A final prospectus supplement and accompanying prospectus relating to the registered direct offering was filed with the SEC. In addition, in a concurrent private placement, the Company issued to the investor warrants to purchase up to 3,520 common shares (the “February Private Placement” and together with the February Registered Direct Offering, the “February Offering”). The warrants have an exercise price of US$568.35 per common share, are exercisable six months following issuance and have a term of three years from the date of issuance.

In connection with the February Offering, and pursuant to a placement agency agreement between the Company and Roth, the Company paid Roth an aggregate cash fee equal to 3% of the gross proceeds in February Offering.

April 2023 Securities Purchase Agreement

On April 19, 2023, the Company entered into a securities purchase agreement with institutional investors for the purchase and sale of 2,826 of the Company’s common shares at a purchase price of US$568.35 per common share, in a registered direct offering (the “April Registered Direct Offering”). The common shares were offered by the Company pursuant to a “shelf” registration statement on Form F-3. The offering of the common shares was made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement on Form F-3. A final prospectus supplement and accompanying prospectus relating to the registered direct offering was filed with the SEC. In addition, in a concurrent private placement (the “April Private Placement” and together with the April Registered Direct Offering, the “April Offering”), the Company issued to the investors warrants to purchase up to 2,826 common shares. The warrants have an exercise price of US$568.35 per common share, are exercisable six months following issuance and have a term of three years from the date of issuance.

June 2023 Securities Purchase Agreement

On June 14, 2023, the Company entered into a securities purchase agreement with institutional investors for the purchase and sale of 3,659 of the Company’s common shares at a purchase price of US$546.75 per common share, in a registered direct offering (the “June Registered Direct Offering”). The common shares were offered by the Company pursuant to a “shelf” registration statement on Form F-3. The offering of the common shares was made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement on Form F-3. A final prospectus supplement and accompanying prospectus relating to the registered direct offering was filed with the SEC. In addition, in a concurrent private placement (the “June Private Placement” and together with the June Registered Direct Offering, the “June Offering”), the Company issued to the investors warrants to purchase up to 3,659 common shares. The warrants have an exercise price of US$546.75 per common share, are exercisable six months following issuance and have a term of three years from the date of issuance.

In connection with the June Offering, the Company paid Bancroft Capital LLC (“Bancroft”), as placement agent in the June Offering, an aggregate cash fee equal to 6.5% of the gross proceeds in the June Offering, except that Bancroft received a cash fee equal to 3% with respect to the gross proceeds from purchasers introduced by the Company to Bancroft. Additionally, the Company issued to Bancroft or its designees, warrants to purchase 147 common shares. The warrants are exercisable six months following the date of issuance, at an exercise price of US$601.425 per common share, and will expire three years from the date of issuance.

July 2023 Securities Purchase Agreement

On July 31, 2023, the Company entered into a securities purchase agreement with institutional investors for the purchase and sale of 3,662 of the Company’s common shares at a purchase price of US$546.75 per common share, in a registered direct offering (the “July Registered Direct Offering”). The common shares were offered by the Company pursuant to a “shelf” registration statement on Form F-3. The offering of the common shares was made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement on Form F-3. A final prospectus supplement and accompanying prospectus relating to the registered direct offering was filed with the SEC. In addition, in a concurrent private placement (the “July Private Placement” and together with the July Registered Direct Offering, the “July Offering”), the Company issued to the investors warrants to purchase up to 3,662 common shares. The warrants have an exercise price of US$546.75 per common share, are exercisable six months following issuance and have a term of three years from the date of issuance.

In connection with the July Offering, the Company paid Bancroft, as placement agent in the July Offering, an aggregate cash fee equal to 6.5% of the gross proceeds in the July Offering, except that Bancroft received a cash fee equal to 3% with respect to the gross proceeds from purchasers introduced by the Company to Bancroft. Additionally, the Company issued to Bancroft or its designees, warrants to purchase 147 common shares. The warrants are exercisable six months following the date of issuance, at an exercise price of US$601.425 per common share, and will expire three years from the date of issuance.

September 2023 Private Placement

Subscription Agreement

On September 18, 2023, the Company entered into a subscription agreement with investors for the purchase and sale of 2,763 of the Company’s common shares at a purchase price of US$546.75 per share, in a private placement offering (the “September Private Placement”) exempt from registration under the Securities Act pursuant to Regulation S promulgated thereunder. Each common share issued in the September Private Placement was accompanied by a warrant to purchase one common share. The warrants have an exercise price of US$546.75 per common share, are exercisable six months from the date of issuance, and will expire three years from the date of issuance.

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

December 2023 Private Placement

On December 14, 2023, the Company announced that it entered into definitive securities purchase agreements with several institutional and accredited investors (the “Investors”) for the sale of its preferred shares and warrants. The Corporation sold an aggregate of 3,000 shares of its non-dividend bearing Series A Convertible Preferred Shares, with a stated value of US$1,000 per share, and Warrants to purchase up to 21,169 of its common shares for aggregate gross proceeds of US$3.0 million, before deducting placement agent fees and other offering expenses. Investors were also granted an option to purchase up to an additional 3,000 shares of Series A Convertible Preferred Shares and up to an additional 21,169 Warrants for a period of six (6) months from the execution of the definitive securities purchase agreements. The shares of Series A Convertible Preferred Shares are initially convertible into an aggregate of 21,169 common shares of the Company at a conversion price of US$141.75 per share, as may be adjusted, for a period of twelve (12) months, at which time the Series A Convertible Preferred Shares becomes mandatorily convertible, subject to a potential price adjustment at maturity. The Warrants have an exercise price of US$141.75 per share and will expire five (5) years from the date of issuance. Simultaneously with the execution of the definitive securities purchase agreement, the Company has agreed to reduce the exercise price of 20,358 of its previously issued warrants from US$546.75 and US$568.35 to US$141.75, which includes certain participating investors, who have entered into warrant amendment agreements with the Company. Joseph Gunnar & Co., LLC acted as the exclusive placement agent for the offering. The offering closed on December 21, 2023.

In connection with this offering, the Company paid Joseph Gunnar & Co., LLC, as placement agent, an aggregate cash fee equal to 6% of the gross proceeds. Additionally, the Company issued to Joseph Gunnar & Co., LLC or its designees, warrants to purchase 1,023 common shares. The warrants are exercisable six months following the date of issuance, at an exercise price of US$141.75 per common share, and will expire five years from the date of issuance.

January 2024 Private Placement

On January 18, 2024, the Company announced that it had entered into definitive securities purchase agreement with the Government of Quebec, through Investissement Québec (the “Investor”) for the sale of its preferred shares and warrants. Vision Marine sold an aggregate of 3,000 shares of its non-dividend bearing Series B Convertible Preferred Shares, with a stated value of US$1,000 per share, and Warrants to purchase up to 21,165 of its common shares for aggregate gross proceeds of US$3.0 million, before deducting placement agent fees and other offering expenses. The shares of Series B Convertible Preferred Shares are initially convertible into an aggregate of 21,165 common shares of the Company at a conversion price of US$141.75 per share, as may be adjusted, for a period of twelve (12) months, at which time the Series B Convertible Preferred Shares become mandatorily convertible, subject to a potential price adjustment at maturity. The Warrants have an exercise price of US$141.75 per share and will expire five (5) years from the date of issuance.

August 2024 Warrant Exchange

21,169 warrants to purchase Voting Common Shares issued to Series A Convertible Preferred shareholders were exchanged for 41,858 Voting Common Shares and 475 Pre-Funded Warrants.

September 2024 Private Placement

On September 16, 2024, the Company entered into a subscription agreement with investors for the purchase and sale of 377,778 of the Company’s common shares at a purchase price of US$9.00 per share, in a private placement offering exempt from registration under the Securities Act pursuant to Regulation S promulgated thereunder.

In connection with this offering, the Company paid ThinkEquity LLC, as placement agent, an aggregate cash fee equal to 7.5% of the gross proceeds. Additionally, the Company issued to ThinkEquity LLC or its designees, warrants to purchase 18,896 common shares. The warrants are exercisable six months following the date of issuance, at an exercise price of US$11.25 per common share, and will expire five years from the date of issuance.

October 2024 “At the Market” Placement

The Corporation established an “at-the-market” facility with ThinkEquity LLC for the sale of up to US$11.75 million of Voting Common Shares. As of December 17, 2024, the Corporation issued 1,854,957 Voting Common Shares as part of the “at the market” public offering for a total cash consideration of US$5,484,874, less transaction costs of US$333,130.

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

Liquidity risk

Liquidity risk is the risk that we will encounter difficulty in meeting our financial obligations as they fall due. We are exposed to liquidity risk primarily from our trade and other payables, other financial liabilities and long-term debt. We believe that our recurring financial resources are adequate to cover all our expenditures.

	Contractual	Less than		Greater than
	cash flows	one year	1‑5 years	5 years
	$	$	$	$
August 31, 2024
Trade and other payables	2,062,044	2,062,044	—	—
Long-term debt	458,640	101,397	357,243	—
	2,520,684	2,163,441	357,243	—

August 31, 2023
Trade and other payables	550,836	550,836	—	—
Other financial liabilities	113,694	113,694	—	—
Long-term debt	305,329	231,546	73,783	—
	969,859	896,076	73,783	—

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

Foreign exchange risk

Foreign exchange risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. We have certain financial assets and liabilities denominated in United States dollars. The Canadian dollar equivalent carrying amounts of these assets and liabilities are as follows:

	2024	2023
	$	$
Cash	38,107	3,258,419
Trade and other receivables	28,488	188,001
Trade and other payables	2,224,737	800,149

Sensitivity

A reasonably possible 1% strengthening (weakening) of the U.S. dollar against the Canadian Dollar at the reporting date would have increased (decreased) net income (loss) and other comprehensive income by the amounts shown below. This analysis assumes that all other variables remain constant.

	Net income (loss)		Other comprehensive income
	+5%	-5%	+5%	-5%
	$	$	$	$
August 31, 2024	107,907	(107,907)	(17,658)	17,658

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

Classified as Level 3, the fair value of Debentures was estimated using the partial differential equation model to value convertible debentures that include a call feature. Key assumptions used in the model include volatility, which was based on actual trading data, difference in volatility since initial issuance of the instrument and similar instruments on the market, and credit spread, which was based on corporate bond yield spreads in the market and credit spread data for similar public companies. The model included a fair value adjustment based on an initial calibration exercise. During the fiscal year ended August 31, 2023, the Company recorded an impairment loss on the Debentures based on the estimated recoverable amount of the financial asset.

The fair value of the derivative liabilities related to the warrants issued is classified as Level 3 in the fair value hierarchy and is calculated using the Black-Scholes Option Pricing Model using the historical volatility of comparable companies as an estimate of future volatility. As at August 31, 2024, the Company used volatility of approximately 83% to 88% over the remaining contractual life in order to determine the fair value of the derivative liabilities.

The fair value of the derivative liabilities related to the Series A and B Convertible Preferred Shares is classified as Level 3 in the fair value hierarchy and is calculated using the Monte Carlo simulation run under the Geometric Brownian Motion model. The significant input assumptions into the model for each valuation date include the starting share price, a 70% volatility applied to the Series A and Series B Convertible Preferred Shares as at the issuance date, a 75% volatility applied to the Series A and Series B Convertible Preferred Shares as at August 31, 2024 and a risk-free rate based on the U.S. treasury rates matching the duration of each component of the Series A and Series B Convertible Preferred Shares.

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

As required by Rule 13a-15 or 15d-15 under the Exchange Act, we have carried out an evaluation of the effectiveness of our Company’s disclosure controls and procedures as of the end of the period covered by this Annual Report, being August 31, 2024. This evaluation was carried out by our Chief Executive Officer and Chief Financial Officer. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures at August 31, 2024 were not effective to provide reasonable assurance that material information required to be disclosed by us in the reports that we file with, or submit to, the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and regulations, solely due to the presence of a material weakness in internal controls over financial reporting as described below, which management is in the process of remediating.

B. Management’s Annual Report On Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reports in accordance with IFRS. Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, our management assessed the effectiveness of our internal control over financial reporting as at August 31, 2024. In making this assessment, our management used the criteria, established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

As a result of the year-end assessment process for the year ended August 31, 2024, we identified that we did not maintain effective processes and controls over the financial statement close process and the accounting for and reporting of complex and non-routine transactions due to a material weakness. Specifically, we determined that there was a lack of sufficient accounting and finance personnel to enable appropriate level of internal controls within the financial statement close process, including performing in-depth analysis and review of complex accounting matters and non-routine transactions within the timeframes set by us for filing our consolidated financial statements. Because of this deficiency, we concluded there was a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis at August 31, 2024.

A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected.

To remediate the identified material weakness, management is in the process of hiring additional personnel and designing and implementing revised controls and procedures which management believes will address the material weakness. These controls and procedures include establishing a more comprehensive schedule for management review of financial information and establishing additional review procedures over the accounting for complex and non-routine transactions. As at August 31, 2024, the Company is working on remediating the identified material weakness.

Notwithstanding the material weakness, management has concluded that the Company’s consolidated financial statements as at and for the year ended August 31, 2024 present fairly, in all material respects, the Company’s financial position, results of operations, changes in equity and cash flows in accordance with IFRS.

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

D. Changes In Internal Control Over Financial Reporting

Other than described above, no changes were made to our internal controls over financial reporting that occurred during the fiscal year ended August 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee is comprised of Dr. Philippe Couillard, Steve P. Barrenechea, and Luisa Ingargiola, each of whom is independent under the listing standards regarding “independence” within the meaning of the Listing Rules of the Nasdaq Stock Market.

Our Board has determined that Luisa Ingargiola qualifies as an audit committee financial expert pursuant to Items 16A(b) and (c) of Form 20-F.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics (the “Code”) that applies to our directors, officers and other employees. The Code was filed as an exhibit to amendment number 2 to our registration statement on Form F-1 on September 22, 2020. During the year ended August 31, 2024, no waivers or requests for exemptions from the Code were either requested or granted. The Code may be viewed on our website at https://investors.visionmarinetechnologies.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

We have appointed M&K CPAS, PLLC as our independent registered public accounting firm for the fiscal year ended August 31, 2024. For the fiscal years ended August 31, 2023 and 2022, our independent registered public accounting firm was Ernst & Young LLP.

The following table sets forth information regarding the amount billed and accrued to us by M&K CPAS LLS for the fiscal years ended August 31, 2024 and 2023:

	Fiscal Year Ended August 31
	2024	2023
Audit Fees:	$262,169	$—
Audit Related Fees:	$—	$—
Tax Fees:	$—	$—
Total:	$262,169	$—

The following table sets forth information regarding the amount billed and accrued to us by Ernst & Young LLP for the fiscal years ended August 31, 2024 and 2023:

	Fiscal Year Ended August 31
	2024	2023
Audit Fees:	$533,594	$421,963
Audit Related Fees:	$—	$—
Tax Fees:	$61,763	$38,343
Total:	$595,357	$460,306

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

None that has not been previously disclosed under the Exchange Act.

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

Our audited financial statements as of August 31, 2024, 2023 and 2022 contained in Exhibit 99.1 to our report on Form 6-K filed on December 2, 2024 between pages F-1 and F-44 are incorporated herein by reference.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit Index	Description
2.1	Description of Securities Pursuant to Section 12 of the Exchange Act , filed as Exhibit 2.1 to our annual report on Form 20-F filed with the SEC on April 5, 2024.
3.1	Certificate of Incorporation, filed as Exhibit 3.1 to our registration statement on Form F-1 filed with the SEC on July 9, 2020.
3.2	Certificate of Amendment, filed as Exhibit 3.2 to our registration statement on Form F-1 filed with the SEC on July 9, 2020.
3.3	Articles of Amendment to the Company’s Articles of Incorporation, as amended, filed as Exhibit 3.1 to our report on Form 6-K filed with the SEC on September 30, 2022.
3.4	Vision Marine Technologies Inc. General By-Laws, filed as Exhibit 3.1 to our report on Form 6-K filed with the SEC on September 1, 2023.
3.5	Certificate of Modification of the Series A Convertible Preferred Stock, filed as Exhibit 99.1 to our report on Form 6-k filed with the SEC on December 22, 2023
3.6	Certificate of Modification of the Series B Convertible Preferred Stock, dated January 15, 2024, filed as Exhibit 99.1 to our report on Form 6-k filed with the SEC on February 8, 2024
4.1	Share Certificate – Common Shares, filed as Exhibit 4.1 to our registration statement on Form F-1, as amended, filed with the SEC on September 22, 2020.
8.1*	Subsidiaries of the Registrant.
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

10.6	Summary translation of Mac Engineering Agreement with the Company, dated February 16, 2021 filed as Exhibit 10.10 to our annual report on Form 20-F filed with the SEC on December 30, 2021.
10.7

Placement Agency Agreement dated as of January 20, 2023 between Vision Marine Technologies Inc. and Roth Capital Partners, LLC, filed as Exhibit 99.1 to our report on Form 6-K filed with the SEC on January 27, 2023.

10.8

Form of Securities Purchase Agreement dated as of January 20, 2023 between Vision Marine Technologies Inc. and the purchasers signatory thereto, filed as Exhibit 99.2 to our report on Form 6-K filed with the SEC on January 27, 2023.

10.9	Form of Common Warrant, filed as Exhibit 99.3 to our report on Form 6-K filed with the SEC on January 27, 2023
10.10

Placement Agency Agreement dated as of February 17, 2023 between Vision Marine Technologies Inc. and Roth Capital Partners, LLC, filed as Exhibit 99.1 to our report on Form 6-K filed with the SEC on February 23, 2023.

10.11

Form of Securities Purchase Agreement dated as of February 17, 2023 between Vision Marine Technologies Inc. and the purchaser signatory thereto, filed as Exhibit 99.2 to our report on Form 6-K filed with the SEC on February 23, 2023.

10.12	Form of Common Warrant, filed as Exhibit 99.3 to our report on Form 6-K filed with the SEC on February 23, 2023.
10.13

Form of Securities Purchase Agreement dated as of April 19, 2023 between Vision Marine Technologies Inc. and the purchasers signatories thereto, filed as Exhibit 99.1 to our report on Form 6-K filed with the SEC on April 21, 2023.

10.14	Form of Common Warrant, filed as Exhibit 99.2 to our report on Form 6-K filed with the SEC on April 21, 2023.
10.15

Form of Securities Purchase Agreement dated as of June 14, 2023 between Vision Marine Technologies Inc. and the purchaser signatory thereto, filed as Exhibit 99.1 to our report on Form 6-K filed with the SEC on June 16, 2023.

10.16	Form of Investor Warrant, filed as Exhibit 99.2 to our report on Form 6-K filed with the SEC on June 16, 2023.

10.17	Form of Placement Agent Warrant, filed as Exhibit 99.3 to our report on Form 6-K filed with the SEC on June 16, 2023.
10.18

Form of Securities Purchase Agreement dated as of July 31, 2023 between Vision Marine Technologies Inc. and the purchasers signatory thereto, filed as Exhibit 99.1 to our report on Form 6-K filed with the SEC on August 2, 2023.

10.19	Form of Investor Warrant, filed as Exhibit 99.2 to our report on Form 6-K filed with the SEC on August 2, 2023.
10.20	Form of Placement Agent Warrant, filed as Exhibit 99.3 to our report on Form 6-K filed with the SEC on August 2, 2023.
10.21	Form of Subscription Agreement between Vision Marine Technologies Inc. and the purchasers signatory thereto, filed as Exhibit 99.1 to our report on Form 6-K filed with the SEC on September 20, 2023.
10.22	Form of Investor Warrant, filed as Exhibit 99.2 to our report on Form 6-K filed with the SEC on September 20, 2023.
10.23	Form of Registration Rights Agreement, filed as Exhibit 99.3 to our report on Form 6-K filed with the SEC on September 20, 2023.
10.24	Agency Agreement, filed as Exhibit 99.4 to our report on Form 6-K filed with the SEC on September 20, 2023.
10.25	Form of Warrant, dated as of December 21, 2023, filed as Exhibit 99.2 to our report on Form 6-k filed with the SEC on December 22, 2023
10.26	Form of Securities Purchase Agreement, dated as of December 21, 2023,, filed as Exhibit 99.3 to our report on Form 6-k filed with the SEC on December 22, 2023
10.27	Form of Registration Rights Agreement, dated as of December 21, 2023, filed as Exhibit 99.4 to our report on Form 6-k filed with the SEC on December 22, 2023
10.28	Form of Placement Agent Agreement, filed as Exhibit 99.5 to our report on Form 6-k filed with the SEC on December 22, 2023
10.29	Form of Warrant, dated as of January 17, 2024, , filed as Exhibit 99.2 to our report on Form 6-k filed with the SEC on February 8, 2024
10.30	Form of Subscription Agreement, dated as of January 17, 2024, , filed as Exhibit 99.3 to our report on Form 6-k filed with the SEC on February 8, 2024
10.31	Form of Registration Rights Agreement, dated as of January 17, 2024, , filed as Exhibit 99.4 to our report on Form 6-k filed with the SEC on February 8, 2024
10.32	Form of Agency Agreement with iA Private Wealth Inc., filed as Exhibit 99.5 to our report on Form 6-k filed with the SEC on February 8, 2024
10.33	Form of Placement Agent Warrant Agreement, filed as Exhibit 4.1 to our report on Form 6-k filed with the SEC on September 16, 2024
10.34	Placement Agency Agreement with ThinkEquity LLC, dated September 13, 2024,, filed as Exhibit 10.1 to our report on Form 6-k filed with the SEC on September 16, 2024
10.35	Form of Placement Agent Warrant Agreement, filed as Exhibit 4.1 to our report on Form 6-k filed with the SEC on September 16, 2024
12.1*	Section 302(a) Certification of CEO
12.2*	Section 302(a) Certification of CFO
13.1**	Section 906 Certifications of CEO and CFO
23.1*	Consent of M&K CPAS, PLLC
23.2*	Consent of Ernst & Young LLP
101.INS	XBRL Instance*
101.SCH	XBRL Taxonomy Extension Schema*
101.CAL	XBRL Taxonomy Extension Calculation*
101.DEF	XBRL Taxonomy Extension Definition*
101.LAB	XBRL Taxonomy Extension Labels*
101.PRE	XBRL Taxonomy Extension Presentation*
104	Cover Page Interactive Data File - The cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Vision Marine Technologies Inc.

Date: December 20, 2024

By:	/s/ Alexandre Mongeon
Alexandre Mongeon
Chief Executive Officer