Form 20-F/A
period 2024-08-31
Vision Marine Technologies Inc.
filed 2025-04-15
CIK 1813783

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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

Raffi Sossoyan; 450-951-7009; rs@v-mti.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares (no par value per share)(1)	VMAR	The Nasdaq Stock Market LLC

(1)	On March 31, 2025, a reverse stock split of the common shares, no par value of Vision Marine Technologies Inc. became effective (the “Reverse Stock Split”). Pursuant to the Reverse Stock Split, every ten (10) common shares issued on the effective date of the Reverse Stock Split was combined into one (1) common share, no par value. References to the Company’s common shares in this Report on Form 20-F/A are stated as having been retroactively adjusted and restated to give effect to the Reverse Stock Split, as if the Reverse Stock Split had occurred by the relevant earlier date.

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of business of the period covered by the annual report. 16,340 Common Shares Without Par Value

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

Auditor Name	Auditor Location	Auditor Firm ID
M&K CPAS, PLLC	The Woodlands, TX	PCAOB ID # 2738

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F of Vision Marine Technologies Inc. for the year ended August 31, 2024 filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 20, 2024 (the “Original 20-F”) is being filed solely for the purpose of filing Exhibit 97.1.

Except as specifically provided above, this Amendment No. 1 to the Annual Report on Form 20-F does not amend, update or restate any other items or sections of the Original 20-F and does not reflect events occurring after the filing of the Original 20-F on December 20, 2024. The filing of this Amendment No. 1 should not be understood to mean that any other statements contained in the Original 20-F are true and complete as of any date subsequent to the date of the Original 20-F.

This Form 20-F/A consists of a cover page, this explanatory note, Item 19, the signature page and the Exhibits (as updated).

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit Index	Description
2.1	Description of Securities Pursuant to Section 12 of the Exchange Act , filed as Exhibit 2.1 to our annual report on Form 20-F filed with the SEC on April 5, 2024.
3.1	Certificate of Incorporation, filed as Exhibit 3.1 to our registration statement on Form F-1 filed with the SEC on July 9, 2020.
3.2	Certificate of Amendment, filed as Exhibit 3.2 to our registration statement on Form F-1 filed with the SEC on July 9, 2020.
3.3	Articles of Amendment to the Company’s Articles of Incorporation, as amended, filed as Exhibit 3.1 to our report on Form 6-K filed with the SEC on September 30, 2022.
3.4	Vision Marine Technologies Inc. General By-Laws, filed as Exhibit 3.1 to our report on Form 6-K filed with the SEC on September 1, 2023.
3.5	Certificate of Modification of the Series A Convertible Preferred Stock, filed as Exhibit 99.1 to our report on Form 6-k filed with the SEC on December 22, 2023
3.6	Certificate of Modification of the Series B Convertible Preferred Stock, dated January 15, 2024, filed as Exhibit 99.1 to our report on Form 6-k filed with the SEC on February 8, 2024
4.1	Share Certificate - Common Shares, filed as Exhibit 4.1 to our registration statement on Form F-1, as amended, filed with the SEC on September 22, 2020.
8.1**	Subsidiaries of the Registrant.
10.1	Commercial Lease Agreement, dated June 10, 2017, between California Electric Boat Company Inc. and the Company (as translated into English from its original text in French), filed as Exhibit 10.1 to our registration statement on Form F-1 filed with the SEC on July 9, 2020.
10.2	Commercial Lease Agreement, dated April 1, 2019, between California Electric Boat Company Inc. and the Company (as translated into English from its original text in French), filed as Exhibit 10.2 to our registration statement on Form F-1 filed with the SEC on July 9, 2020.
10.3	Amended and Restated Shares Option(s) Plan, filed as Exhibit 10.3 to our registration statement on Form F-1 filed with the SEC on July 9, 2020.
10.4	Executive Employment Agreement, dated March 1, 2021, between the Company and Alexandre Mongeon filed as Exhibit 10.1 to our report on Form 6-K as filed with the SEC on March 12, 2021.
10.5	Manufacturing and Supply Agreement, dated October 21, 2021, between the Company and Linamar Corporation, filed as Exhibit 10.9 to our annual report on Form 20-F filed with the SEC on December 30, 2021.
10.6	Summary translation of Mac Engineering Agreement with the Company, dated February 16, 2021 filed as Exhibit 10.10 to our annual report on Form 20-F filed with the SEC on December 30, 2021.
10.7	Placement Agency Agreement dated as of January 20, 2023 between Vision Marine Technologies Inc. and Roth Capital Partners, LLC, filed as Exhibit 99.1 to our report on Form 6-K filed with the SEC on January 27, 2023.
10.8	Form of Securities Purchase Agreement dated as of January 20, 2023 between Vision Marine Technologies Inc. and the purchasers signatory thereto, filed as Exhibit 99.2 to our report on Form 6-K filed with the SEC on January 27, 2023.
10.9	Form of Common Warrant, filed as Exhibit 99.3 to our report on Form 6-K filed with the SEC on January 27, 2023
10.10	Placement Agency Agreement dated as of February 17, 2023 between Vision Marine Technologies Inc. and Roth Capital Partners, LLC, filed as Exhibit 99.1 to our report on Form 6-K filed with the SEC on February 23, 2023.
10.11	Form of Securities Purchase Agreement dated as of February 17, 2023 between Vision Marine Technologies Inc. and the purchaser signatory thereto, filed as Exhibit 99.2 to our report on Form 6-K filed with the SEC on February 23, 2023.
10.12	Form of Common Warrant, filed as Exhibit 99.3 to our report on Form 6-K filed with the SEC on February 23, 2023.
10.13	Form of Securities Purchase Agreement dated as of April 19, 2023 between Vision Marine Technologies Inc. and the purchasers signatories thereto, filed as Exhibit 99.1 to our report on Form 6-K filed with the SEC on April 21, 2023.
10.14	Form of Common Warrant, filed as Exhibit 99.2 to our report on Form 6-K filed with the SEC on April 21, 2023.

10.15	Form of Securities Purchase Agreement dated as of June 14, 2023 between Vision Marine Technologies Inc. and the purchaser signatory thereto, filed as Exhibit 99.1 to our report on Form 6-K filed with the SEC on June 16, 2023.
10.16	Form of Investor Warrant, filed as Exhibit 99.2 to our report on Form 6-K filed with the SEC on June 16, 2023.
10.17	Form of Placement Agent Warrant, filed as Exhibit 99.3 to our report on Form 6-K filed with the SEC on June 16, 2023.
10.18	Form of Securities Purchase Agreement dated as of July 31, 2023 between Vision Marine Technologies Inc. and the purchasers signatory thereto, filed as Exhibit 99.1 to our report on Form 6-K filed with the SEC on August 2, 2023.
10.19	Form of Investor Warrant, filed as Exhibit 99.2 to our report on Form 6-K filed with the SEC on August 2, 2023.
10.20	Form of Placement Agent Warrant, filed as Exhibit 99.3 to our report on Form 6-K filed with the SEC on August 2, 2023.
10.21	Form of Subscription Agreement between Vision Marine Technologies Inc. and the purchasers signatory thereto, filed as Exhibit 99.1 to our report on Form 6-K filed with the SEC on September 20, 2023.
10.22	Form of Investor Warrant, filed as Exhibit 99.2 to our report on Form 6-K filed with the SEC on September 20, 2023.
10.23	Form of Registration Rights Agreement, filed as Exhibit 99.3 to our report on Form 6-K filed with the SEC on September 20, 2023.
10.24	Agency Agreement, filed as Exhibit 99.4 to our report on Form 6-K filed with the SEC on September 20, 2023.
10.25	Form of Warrant, dated as of December 21, 2023, filed as Exhibit 99.2 to our report on Form 6-k filed with the SEC on December 22, 2023
10.26	Form of Securities Purchase Agreement, dated as of December 21, 2023,, filed as Exhibit 99.3 to our report on Form 6-k filed with the SEC on December 22, 2023
10.27	Form of Registration Rights Agreement, dated as of December 21, 2023, filed as Exhibit 99.4 to our report on Form 6-k filed with the SEC on December 22, 2023
10.28	Form of Placement Agent Agreement, filed as Exhibit 99.5 to our report on Form 6-k filed with the SEC on December 22, 2023
10.29	Form of Warrant, dated as of January 17, 2024, , filed as Exhibit 99.2 to our report on Form 6-k filed with the SEC on February 8, 2024
10.30	Form of Subscription Agreement, dated as of January 17, 2024, , filed as Exhibit 99.3 to our report on Form 6-k filed with the SEC on February 8, 2024
10.31	Form of Registration Rights Agreement, dated as of January 17, 2024, , filed as Exhibit 99.4 to our report on Form 6-k filed with the SEC on February 8, 2024
10.32	Form of Agency Agreement with iA Private Wealth Inc., filed as Exhibit 99.5 to our report on Form 6-k filed with the SEC on February 8, 2024
10.33	Form of Placement Agent Warrant Agreement, filed as Exhibit 4.1 to our report on Form 6-k filed with the SEC on September 16, 2024
10.34	Placement Agency Agreement with ThinkEquity LLC, dated September 13, 2024,, filed as Exhibit 10.1 to our report on Form 6-k filed with the SEC on September 16, 2024
10.35	Form of Placement Agent Warrant Agreement, filed as Exhibit 4.1 to our report on Form 6-k filed with the SEC on September 16, 2024
12.1**	Section 302(a) Certification of CEO
12.2**	Section 302(a) Certification of CFO
13.1***	Section 906 Certifications of CEO and CFO
23.1**	Consent of M&K CPAS, PLLC
23.2**	Consent of Ernst & Young LLP
97.1*	Executive Officer Clawback Policy
101.INS**	XBRL Instance
101.SCH**	XBRL Taxonomy Extension Schema
101.CAL**	XBRL Taxonomy Extension Calculation
101.DEF**	XBRL Taxonomy Extension Definition
101.LAB**	XBRL Taxonomy Extension Labels
101.PRE**	XBRL Taxonomy Extension Presentation
104	Cover Page Interactive Data File - The cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

*	Filed herewith
**	Previously filed with Vision Marine Technologies Inc.’s Annual Report on Form 20-F for the fiscal year ended August 31, 2024, filed with the SEC on December 20, 2024.
***	Previously furnished with Vision Marine Technologies Inc.’s Annual Report on Form 20-F for the fiscal year ended August 31, 2024, filed with the SEC on December 20, 2024.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Vision Marine Technologies Inc.

Date: April 15, 2025

By:	/s/ Alexandre Mongeon
Alexandre Mongeon
Chief Executive Officer