Form 20-F
period 2025-08-31
Vision Marine Technologies Inc.
filed 2025-11-28
CIK 1813783

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2025

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of business of the period covered by the annual report. 4,907,137 Common Shares Without Par Value

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

November 28, 2025

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

All references to “$” or “dollars”, are expressed in United States dollars unless otherwise indicated.

All reference to “Canadian dollars”, “CAD”, or to “C$” are to Canadian dollars.

All references to common shares, Pre-Funded Warrants, Series A and B Convertible Preferred Shares, warrants and options in this annual report have been adjusted to reflect (i) a 1-for-15 reverse stock split of our common shares that we enacted on August 22, 2024, (ii) a 1-for-9 reverse stock split of our common shares that we enacted on October 8, 2024 and (iii) a 1:10 reverse stock split of our common shares that occurred on March 31, 2025.

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

Risks Related to Our Operations

There is limited public information on our operating history.

Our limited public operating history makes evaluating our business and prospects difficult. Although we were formed in 2012, we did not provide public reports on the results of operations until our 2020 fiscal year. We only have seven years of audited financial statements.

Additionally, we recently acquired Nautical Ventures Group Inc (“Nautical Ventures”) and its subsidiaries, a business whose assets and revenues account for the vast majority of our assets and revenues as of August 31, 2025. You have less available public information regarding Nautical Ventures than for our company prior to the acquisition. Audited financial statements for Nautical Ventures have only been publicly filed as of, and for the years ended, December 31, 2024 and 2023 and unaudited financials as of, and for the three months ended, March 31, 2025.

We currently have a net loss, and if we are unable to achieve and grow a net income in the future our ability to grow our business as planned will be adversely affected.

We have made significant up-front investments in research and development, sales and marketing, and general and administrative expenses to rapidly develop and expand our business. We had a net loss of $21,651,993 for the fiscal year ended August 31, 2025 as compared to a net loss of $10,383,171 for the prior fiscal year. We may never achieve net income or if we do it may fail to grow or even decline in certain circumstances, many of which are beyond our control. Our revenues might not ever significantly exceed our expenses and may even be lower than our expenses. It may take us longer to obtain net income than we anticipate, if at all, or we may only do so at a much lower rate than we anticipate. Failure to obtain net income may mean that we will have to curtail our planned growth in operations or resort to financings to fund such growth in the future.

To carry out our proposed business plan, we will require a significant amount of capital.

If current cash, cash equivalents and revenue from our business are not sufficient to cover our cash requirements, we will need to raise additional funds through the sale of debt or equity securities, in either private placements or additional registered offerings. We require substantial access to capital for operations. For example, of our $61,462,255 in total liabilities as of August 31, 2025, $32,511,664 consisted of notes payable related to floor plan financing for the purchase of inventory. If we are unsuccessful in raising enough funds through such capital-raising efforts, we may review other financing possibilities such as bank loans and floor financing plans. Financing might not be available to us or, if available, only on terms that are not favorable or acceptable to us.

Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor acceptance of our business plan. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay or cancel our planned activities, sell non-essential assets or substantially change our current corporate structure. We might not be able to obtain any funding, and we might not have sufficient resources to conduct our business as projected, both of which could mean that we would be forced to curtail or discontinue our operations.

Terms of subsequent financings may adversely impact your investment.

We may have to engage in common equity, debt, or preferred share financings in the future. During the year ended August 31, 2025, we issued 2,986,234 common shares and 1,470,000 pre-funded warrants through various financings for net proceeds of $25,103,817, and we anticipate additional financings in the future. As a result, your rights and the value of your investment in our securities could be reduced. Interest on debt securities or floor plan financings could increase costs and negatively impact operating results. Preferred shares could be issued in one or more series from time to time with such designation, rights, preferences, and limitations as determined by the Board. The terms of preferred shares could be more advantageous to those investors than to the holders of common shares. In addition, if we need to raise more equity capital from the sale of common shares, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment in our common shares.

Expected benefits from business acquisitions may not materialize due to integration challenges

On June 20, 2025, we acquired 100% of the equity of Nautical Ventures, a Florida-based recreational boat dealership, marina, and service provider. The success of a business acquisition depends on the integration of the acquired business through such tasks as the realization of synergies, elimination of cost duplication, information systems integration, and establishment of controls and procedures. The inability to adequately integrate an acquired business in a timely manner might result in lost business opportunities, higher than expected integration costs and departures of key personnel, all of which could have a negative impact on potential future earnings.

Demand in the boat industry is highly volatile.

Fluctuations in demand for recreational boats, parts and accessories may materially and adversely affect our business, prospects, operating results and financial condition. The markets in which we compete have been subject to considerable volatility in demand in recent periods. Recreational boats and related items are non-essential items, and demand for them depends to a large extent on general, economic and social conditions in a given market. Historically, sales of recreational boats decrease during economic downturns. We have fewer financial resources than more established boat retailers and manufacturers to withstand adverse changes in the market and disruptions in demand.

Unfavorable weather conditions may have a material adverse effect on our business, financial condition, and results of operations, especially during the peak boating season.

Adverse weather conditions in any year, in any particular geographic region, may adversely affect sales and rentals in that particular geographic region, especially during the peak boating season in such particular geographic region. Sales and rentals of our products are generally stronger just before and during spring and summer, which represent the peak boating months in most of our markets, and favorable weather during these months generally has a positive effect on consumer demand for our products. Conversely, uncomfortable weather, excessive rainfall, reduced rainfall levels, or drought conditions during these periods may close area boating locations or render boating dangerous or inconvenient, thereby generally reducing consumer demand for our products. Our annual results would be materially and adversely affected if our net sales and rentals were to fall below expected seasonal levels during these periods. We may also experience more pronounced seasonal fluctuation in net sales and rentals in the future as we continue to expand our businesses. Additionally, to the extent that unfavorable weather conditions are exacerbated by global climate change or otherwise, our sales and rentals may be affected to a greater degree than we have previously experienced.

Interest rate increases could adversely affect sales.

Many of the purchasers of boats sold by Nautical Ventures finance those purchases through loans. If interest rates rise, the cost of boat purchases for consumers relying on a financing plan will also rise. Changes by the U.S. Federal Reserve to raise its benchmark interest rate would likely significantly increase higher long-term interest rates, which could negatively impact, our customers’ willingness or desire to take out loans to purchase our products.

Inflation could adversely affect our financial results.

The market prices of certain materials and components used by us and our suppliers in manufacturing our products can be volatile. Significant increases in inflation, particularly those related to wages and increases in the cost of raw materials, may have an adverse impact on the business, financial condition, and results of operations of us or our suppliers, and our suppliers may in turn pass such increases along to us by raising the cost of our inventories. In addition, new boat buyers often finance their purchases. Inflation, along with a rise in interest rates, could translate into an increased cost of boat ownership. If inflation continues to occur and if the Federal Reserve fails to cut interest rates further or raises interest rates again, prospective consumers may choose to forego or delay their purchases or buy a less expensive boat in the event credit is not available to finance their boat purchases.

We depend on certain key personnel, and our success will depend on our continued ability to retain and attract such qualified personnel.

Our success depends on the efforts, abilities and continued service of Alexandre Mongeon (our Chief Executive Officer), Daniel Rathe (our Chief Technical Officer), Raffi Sossoyan (our Chief Financial Officer), Roger Moore (our Chief Revenue Officer) and Maxime Poudrier (our Chief Operating Officer). A number of these key employees and consultants have significant experience in the recreational boating, manufacturing and electric vehicle industries. A loss of service from any one of these individuals may adversely affect our operations, and we may have difficulty locating, or may not be able to locate and hire a suitable replacement. We have not obtained any “key person” insurance on certain key personnel.

We are subject to numerous regulations, including environmental, health and safety laws, and any breach of such laws may have a material adverse effect on our business and operating results.

We are subject to numerous regulations including those related to environmental, health and safety laws, including statutes, regulations, bylaws and other legal requirements. These laws relate to the marketing, selling, financing and servicing of boats as well as the generation, use, handling, storage, transportation and disposal of regulated substances, including hazardous substances (such as batteries), dangerous goods and waste, emissions or discharges into soil, water and air, including noise and odors (which could result in remediation obligations), and occupational health and safety matters, including indoor air quality. These regulations also apply to any contamination that our boats or powertrains cause in the lakes and rivers in which they operate. These legal requirements vary by location and can arise under federal, provincial, state or municipal laws. Any breach of such laws and/or requirements could have a material adverse effect on our company and its operating results.

Product liability, warranty, personal injury, property damage and recall claims may materially affect our financial condition and damage our reputation.

We are engaged in a business that exposes us to claims of product liability and warranty claims in the event our products or the products that we sell actually or allegedly fail to perform as expected or the use of our products results, or is alleged to result, in property damage, personal injury or death. Our products and the products that we sell involve kinetic energy, produce physical motion and are to be used on the water, factors which increase the likelihood of injury or death. Our electric boats and powertrains contain Lithium-ion batteries, which have been known to catch fire or vent smoke and flame, and chemicals which are known to be, or could later be proved to be, toxic carcinogenic. Likewise, the internal combustion engines in several of the boats we sell operate on highly flammable fuel. Any personal injury or wrongful death claim could, even if not justified, prove expensive to contest.

We do not provide warranties for the boats we sell but instead rely upon the warranties provided by the third-party manufacturers from whom we purchase the boats. Although we maintain product and general liability insurance of the types and in the amounts that we believe are customary for the industry, we are not fully insured against all such potential claims. We may experience legal claims in excess of our insurance coverage or claims that are not covered by insurance, either of which could adversely affect our business, financial condition and results of operations. Adverse determination of material product liability and warranty claims made against us could have a material adverse effect on our financial condition and harm our reputation. In addition, if any of our products, components in our products or products that we sell are, or are alleged to be, defective, we may be required to participate in a recall of that product or component if the defect or alleged defect relates to safety. Any such recall and other claims could be costly to us and require substantial management attention.

We face potential liability from workplace accidents.

We are engaged in a business that exposes us to claims of workplace liability as our employees are exposed to moving mechanical parts, chemicals used in manufacturing, heavy equipment and combustible fuels, among other conditions that could lead to personal injury. For example, we face legal uncertainty in connection with an October 2024 fire that occurred prior to our acquisition of Nautical Ventures that had started at Nautical Ventures’ marina while employees were servicing a boat. This fire injured five employees, one fatally. In connection with this accident, (i) the estate of the deceased employee began legal proceedings against us (we filed a motion to dismiss the initial claim, which was granted), (ii) we have been named as a defendant in a suit seeking recovery for damages and lost income from the owner of a trailer damaged in the accident; and (iii) we are negotiating with the Occupational Safety and Health Administration for the settlement of claims concerning alleged workplace safety violations. Any damages that we are ordered to pay as a result of these claims or any other claims that may arise from our workplace environment (or that we opt to pay in a settlement) could materially affect our results of operations.

Global economic conditions could materially adversely impact demand for our products and services.

Our operations and performance depend significantly on economic conditions. Global financial conditions continue to be subject to volatility arising from international geopolitical developments and global economic phenomenon, as well as general financial market turbulence, including growing inflationary concerns and tariff uncertainty, resulting in a significant reduction in many major market indices. Uncertainty about global economic conditions could result in:

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

Our business may be materially affected by future pandemics.

Potential future pandemics may disrupt our business and operational plans. These disruptions may include disruptions resulting from (i) shortages of employees, (ii) unavailability of contractors and subcontractors, (iii) interruption of, or price fluctuations in, supplies from third parties upon which we rely, (iv) restrictions that governments impose to address the pandemic, and (v) restrictions that we and our contractors and subcontractors impose to ensure the safety of employees and others. Any such pandemic may adversely affect our ability to produce goods or purchase goods from third parties as well as consumer demand for such goods.

We are vulnerable to supply chain risks.

We rely upon efficient and predictable supply chains for both the development of our e-Motion powertrain as well as the delivery of boats, parts and accessories from third-party manufacturers. Delays in supply chains could adversely impact our production as well as the delivery of inventory for sale, which in turn could adversely affect our revenues. Such supply chain disruptions could be rapid and unexpected and could arise from wars and other geopolitical conflicts, tariff disputes, future pandemics, natural disasters and other unforeseen events that could prevent the timely production of raw materials and goods that we or our manufacturers need and/or the timely delivery of such raw materials and goods.

Fluctuations in currency exchange rates may significantly impact our results of operations.

The Company’s presentation currency is the U.S. dollar, while the functional currency of the parent company remains the Canadian dollar. Our operations are conducted in both the United States and Canada. However, the majority of our revenues for the 2025 fiscal year were generated in the United States, and substantially all of our outstanding debt obligations are denominated in U.S. dollars. As a result, we are exposed to both currency translation risk and currency transaction risk.

Because our presentation currency is the U.S. dollar, the financial results and position of entities with a Canadian-dollar functional currency must be translated into U.S. dollars for reporting purposes. Fluctuations in the CAD–USD exchange rate may therefore cause significant volatility in our reported assets, liabilities, revenues, expenses, and accumulated other comprehensive income, even when underlying local currency results have not changed. During fiscal 2025, the monthly average exchange rate published by the Bank of Canada ranged from a high of C$1.4390 per $1.00 to a low of C$1.3546 per $1.00, reflecting continued volatility.

We are also exposed to transaction-level foreign exchange risk, as many of our costs, debt obligations, and operating expenditures are denominated in U.S. dollars, while the parent company’s functional currency is the Canadian dollar. Consequently, a strengthening of the U.S. dollar relative to the Canadian dollar increases the CAD-equivalent cost of our U.S. dollar–denominated expenses, debt service, and working capital requirements. Conversely, a weakening of the U.S. dollar reduces these CAD-equivalent amounts but may negatively affect the translated value of Canadian-dollar assets or results when presented in U.S. dollars.

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

As a result of the year-end assessment process for the year ended August 31, 2025, we identified that we did not maintain effective processes and controls over the accounting for and reporting of complex and non-routine transactions due to a material weakness. Specifically, we determined that there was a lack of sufficient accounting and finance personnel to enable appropriate level of internal controls within the financial statement close process, including performing in-depth analysis and review of complex accounting matters and non-routine transactions within the timeframes set by us for filing our consolidated financial statements. Because of this deficiency, we concluded there was a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis at August 31, 2025. We are working on remediating the identified material weakness.

If we fail to identify or remediate any current or future material weaknesses in our internal controls over financial reporting, we are unable to conclude that our internal controls over financial reporting are effective or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting when we are no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common shares could be negatively affected. As a result of such failures, we could also become subject to investigations by Nasdaq, the SEC or other regulatory authorities, and become subject to litigation from investors and shareholders, which could harm our reputation and financial condition or divert financial and management resources from our regular business activities.

Our financial statements have been prepared on a going concern basis and our financial status creates a substantial doubt whether we will continue as a going concern.

Our financial statements have been prepared on a going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business. Our future operations depend upon the identification and successful completion of equity or debt financing and the achievement of profitable operations at an indeterminate time in the future. There can be no assurance that we will be successful in completing an equity or debt financing or in achieving or maintaining profitability. The financial statements do not give effect to any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should we be unable to continue as a going concern.

If we are unable to maintain compliance with Nasdaq’s continued listing requirements, Nasdaq may choose to delist our securities from its exchange or may subject us to additional restrictions, which may adversely affect the liquidity and trading price of our securities.

Our securities are currently listed on Nasdaq Capital Market maintained by The Nasdaq Stock Market LLC (“Nasdaq”). Nasdaq sets out certain standards that companies quoted on the Nasdaq Capital Market must continue to meet to remain on the Nasdaq Capital Market. In the past, we have received notices from Nasdaq that we failed to comply with some of those standards including that the closing bid price of our common shares no longer complied with the minimum bid price requirement of $1.00 per share (the “Minimum Bid Price Requirement”).

Although we took steps to regain compliance with the Minimum Bid Requirement by enacting two reverse stock splits that had the practical effect of a 1:135 reverse stock split and satisfied a Nasdaq Hearing Panel of the same, Nasdaq imposed a Discretionary Panel Monitor, in application of Listing Rule 5815(d)(4)(A), for a period of one year to ensure that we maintain long-term compliance with all of the Nasdaq’s continued listing requirements. Should we fail to maintain compliance with any continued listing requirement, Nasdaq may notify us if such non-compliance and promptly schedule a new hearing with the Nasdaq Hearing Panel. As of November 26, 2025, the closing price of our common shares on the Nasdaq Capital Market was $1.23, which is approaching the $1.00 listing requirement. If we further violate Nasdaq’s continued listing requirement, we could be delisted. A delisting would likely have a negative effect on the liquidity and market price of our common shares and may impair your ability to sell or purchase our common shares when you wish to do so.

If Nasdaq delists our common shares from trading on its exchange and we are not able to list our common shares on another national securities exchange, our common shares may be quoted on an over-the-counter market. However, if this were to occur, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;
●	reduced liquidity for our securities;
●	a determination that our common shares are a “penny stock”, which will require brokers trading in such common shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our common shares;
●	a limited amount of news and analyst coverage; and
●	a decreased ability to issue additional securities or obtain additional financing in the future.

As a result, an investor would likely find it more difficult to trade, or to obtain accurate price quotations for, our securities if our securities are de-listed from Nasdaq. Delisting would likely also reduce the visibility, liquidity and value of our securities, including as a result of reduced institutional investor interest in our company, and may increase the volatility of our securities.

In an effort to maintain compliance with the Minimum Bid Price Requirement, we recently enacted a third reverse stock split. We may need to enact additional reverse stock splits to maintain compliance if we fail to meet the Minimum Bid Price Requirement in the future.

As mentioned above, we enacted a 1-for-15 reverse stock split of our Voting Common Shares on August 22, 2024, and a reverse stock split of 1-for-9 of our Voting Common Shares on October 8, 2024, in an effort to regain compliance with Nasdaq’s minimum bid price requirement for continued listing on the Nasdaq Capital Market. Nasdaq Listing Rule 5450(a)(1) which requires listed securities to maintain a minimum bid price of $1.00 per share (the “Minimum Bid Price Requirement”). To maintain compliance, the closing bid price of our common shares cannot be less $1.00 per share for 30 consecutive days, otherwise we would be subject to an automatic Nasdaq Hearing Panel which could result in a delisting from the Nasdaq Capital Market. In an effort to maintain compliance with the Minimum Bid Price Requirement, we enacted a third reverse stock split on a 1-for-10 basis on March 31, 2025. The cumulative effect of the three reverse stock splits was 1-for-1,350. While this action was sufficient to ensure that we maintain a minimum bid price for our common shares above $1.00, there are no assurances that we will maintain such compliance in the future. If we have to enact a fourth reverse stock split to maintain compliance in the future, we may not be able to do so as the Nasdaq may object to such a fourth reverse stock split or we may not have sufficient room for a reverse stock split given other listing requirements such as the minimum number of common shares required to be in circulation and held by the public. Even if we enacted a fourth reverse stock split, the public markets could view any such future reverse stock split negatively, and the per share price of our common shares could be adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under the laws of the Province of Quebec and the majority of our directors and executive officers reside outside the United States.

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

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually based on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, our next determination will be made based on information as of February 28, 2026. Although we have concluded that we will continue to be a foreign private issuer in our fiscal year starting September 1, 2025, we may lose our foreign private issuer status for the fiscal year starting September 1, 2026 as a result of our acquisition of Nautical Ventures.

If we cease to be a foreign private issuer, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we cease to be a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP, rather than IFRS, and modify certain of our policies to comply with corporate governance practices required of U.S. domestic issuers. Such conversion of our financial statements to U.S. GAAP would involve significant time and cost. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges (including the Nasdaq Capital Market) that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

Risks Related to Nautical Ventures

In June 2025, we expanded our business through the acquisition of Nautical Ventures, a business that consists of dealerships that sell boats, boat parts and accessories. The following risks, which are in addition to other risks set out herein, are more specifically related to those operations.

Our success will depend, in part, upon our continued access to financing for inventory.

Our dealership business requires a large inventory to satisfy potential customers with different tastes and price points. We require adequate financing to purchase such inventory. This financing is generally in the form of floor plan financing provided by banks or other lending institutions or from manufacturers of boats and other items that we sell. Of the $61.5 million in our total liabilities as of August 31, 2025, $32.5 million consisted of notes payable related to floor plan financing. Access to floor plan financing generally facilitates our ability to increase our inventory. The availability and terms of floor plan financing depends upon:

●	our ability to access certain capital markets and to fund operations in a cost-effective manner;
●	the performance of our overall credit portfolios;
●	the willingness of manufacturers to accept the risks associated with lending to us; and
●	our overall creditworthiness.

If floor plan financing were not available to us, our sales and our working capital levels could be adversely affected as we would likely have less models available for sale in our inventory and would likely make less sales.

Our business model entails carrying substantial amounts of debt.

Our subsidiary Nautical Ventures is highly leveraged. The model for Nautical Ventures’ dealership business entails incurring a substantial amount of debt for both the purchase of inventory through floor plan financing (for example, as of August 31, 2025, we had $32.5 million of notes payable related to floor plan financing) and mortgages on certain of the properties on which we have dealerships (for example, as of August 31, 2025, we had $2 million of long-term debt). Failure to properly service this debt could cause us to sell assets at less than their market value, refinance these debts on unfavorable terms or issue debt and/or equity securities on unfavorable terms. If we were to default on any of this debt, we could incur severe penalties, be prevented from incurring any additional debt, default on unrelated debt, have repayment of outstanding debt accelerated and/or lose any assets (such as inventory or real property) secured by such debt or by court order. Although Nautical Ventures has entered into forbearance agreements with its floor plan lenders, such agreements only provide short-term relief from enforcement actions and the protection they offer is limited to the duration of the forbearance period. Once the forbearance period expires, we could be subject to the enforcement actions described above if were to default on any of the floor plan loan arrangements.

Our success depends to a significant extent on the well-being, as well as the continued popularity and reputation for quality of the boating products of our manufacturers. The failure to obtain a high quality and desirable mix of competitively priced products that our customers demand could have a material adverse effect on our business, financial condition, and results of operations.

We depend on our manufacturers to provide us with products that compare favorably with competing products in terms of quality, performance, safety, and advanced features, including the latest advances in propulsion and navigation systems. Any adverse change in the production efficiency, product development efforts, technological advancement, expansion of manufacturing footprint, supply chain and third-party suppliers, marketplace acceptance, marketing capabilities, ability to secure adequate access to capital, and financial condition of our manufacturers could have a substantial adverse impact on our business. Any difficulties encountered by any of our manufacturers resulting from economic, financial, supply chain, or other factors could adversely affect the quality and amount of products that they are able to supply to us and the services and support they provide to us.

Any interruption or discontinuance of the operations of the manufacturers that we purchase from could cause us to experience shortfalls, disruptions or delays with respect to needed inventory. An alternate sources to any manufacturer experiencing such difficulties may not be available at the time of any interruption, and alternative products may not be available at comparable quality and price.

We rely on one manufacturer for a substantial portion of our sales

Nautical Ventures relies on one manufacturer for a substantial portion of its revenues. In our fiscal year ended August 31, 2025, the sale of boats from Axopar represented approximately 38% of our net revenues. If our relationships with this manufacturer deteriorated, if it were to experience financial hardship or if it were to cease operations, the price at which we purchase these boats could increase or we might not be able to purchase them at all. Additionally, Axopar manufactures the majority of its boats in Poland. If the current U.S. administration were to impose new tariffs on goods manufactured in Poland (as is currently proposed), the cost to us of these boats could significantly increase. As a result of these factors, our margins could decrease or we may lose sales as a result of an increase in the price at which we sell these goods.

We face intense competition.

We operate in a highly competitive environment. In addition to facing competition generally from recreation businesses seeking to attract consumers’ leisure time and discretionary spending dollars, the recreational boat industry itself is highly fragmented, resulting in intense competition for customers, quality products, boat show space, and suitable retail locations. We rely to a certain extent on boat shows to generate sales.

We compete primarily with boat dealers and, with respect to sales of marine parts, accessories, and equipment, with national specialty marine parts and accessories stores, online catalog retailers, sporting goods stores, and mass merchants. Competition among boat dealers is based on the quality of available products, the price and value of the products, and attention to customer service. There is significant competition both within markets we currently serve and in new markets that we may enter. We compete in each of our markets with retailers of brands of boats and engines we do not sell in that market. In addition, several of our competitors, especially those selling marine equipment and accessories, are large national or regional chains that have substantial financial, marketing and other resources. Private sales of used boats represent an additional source of competition.

Due to various matters, including environmental concerns, permitting and zoning requirements, and competition for waterfront real estate, some markets in the United States have experienced an increased waiting list for marina and storage availability. Marine retail activity could be adversely affected in markets that do not have sufficient marine and storage availability to satisfy demand.

Timing of sales and failure to adequately anticipate consumer preference and demand may have an adverse impact on our business.

Forecasting optimal inventory levels is difficult to predict based on, among other things, changes in economic conditions, consumer preferences, delivery of new models from manufacturers, and timing of sales. Failure to adequately anticipate consumer demand and preferences could negatively impact our inventory management strategies, inventory carrying costs, and our operating margins.

Our sales volume and profit margin on each sale may be materially and adversely affected if manufacturers discontinue or change their incentive programs.

We depend on manufacturers of boats, parts and accessories for certain sales incentives, warranties and other programs that are intended to promote and support new sales. Manufacturers routinely modify their incentive programs in response to changing market conditions. Some of the key incentive programs include:

●	customer rebates or below market financing on new boats;
●	dealer incentives on new boats; and
●	warranties on new and used boats.

A reduction or discontinuation of a manufacturer’s incentive programs may materially and adversely affect our profitability.

We depend on manufacturers to supply us with sufficient numbers of popular and profitable new models.

Manufacturers typically allocate their boats among dealerships based on the sales history of each dealership. Supplies of popular new boats may be limited by the applicable manufacturer’s production capabilities. Popular new boats that are in limited supply typically produce the highest profit margins. We depend on manufacturers to provide us with a desirable mix of popular new boats. Our operating results may be materially adversely affected if we do not obtain a sufficient supply of these boats.

We envision generating significant revenue from the sale of parts and accessories and the provision of services to customers related to boats but will be less likely to do so if we do not sell boats to those customers.

We believe that we can generate a substantial portion of our revenues from our Nautical Ventures locations from the provision of maintenance required to keep a boat operational, safe, and efficient, integration of electronic, mechanical, and software components onto a boat, providing financing services, and selling warranties, parts and accessories. Although we will try to sell these services and products to anyone needing them, it will be easier to sell such services and products to persons who have already purchased a boat from us and as a result have a re-existing relationship. Consequently, any decrease in the number of boats that we are able to sell will likely result in a decrease in the sale of these related services.

We have the option to acquire additional properties, and if the contingent conditions to do so do not occur, we may be prevented from acquiring such properties.

We entered into an Equity Purchase Agreement in June 2025 to acquire Nautical Ventures and its subsidiaries. Initially, we had intended to acquire six pieces of real property that Nautical Ventures owned and from which it operated its business in the transaction, but instead we acquired the option to purchase these properties. This option allows us to acquire the equity of the entities holding the properties or approve a sale of the properties and receive the net proceeds on such sale after selling costs and reimbursement of the respective mortgages. We negotiated for the acquisition of the option to purchase those properties instead of purchasing them outright because the mortgage lender on those properties refused to extend the existing mortgages on those properties beyond the closing of the transaction because the ultimate shareholder of Nautical Ventures would be a non-U.S. entity post-closing. Of the six properties that we initially had an option to purchase, two have been sold subsequent to August 31, 2025 and we received approximately $3.8 million in net proceeds on the sales. Therefore, we now have the option to purchase four properties if we are able to obtain an alternative source of financing. If we are unable to obtain such financing, we might never exercise our option to acquire these properties. If that were to occur, instead of owning the land on which we conduct our operations, we would lease it and be subject to the risks involved in being a lessee.

We have significant relationships with various third-party warranty insurers and administrators. These third-parties are the obligor of service warranty policies sold to our customers. Additionally, we have agreements in place that allow for future income based on the claims experience on policies sold to our customers.

We sell service warranty policies to our customers issued by various third-party obligors. We receive additional fee income if actual claims are less than the amounts reserved for anticipated claims and the costs of administration and administrator profit.

A decline in the financial health of any third-party insurer could jeopardize the claims reserves held by the administrator and prevent us from collecting the experience payments anticipated to be earned in future years. While the amount we receive varies annually, the loss of this income could negatively impact our business, results of operations, financial condition and cash flows. Further, the inability of an insurer to honor service warranty claims would likely result in reputational risk to us and might result in claims to cover any default by the insurer.

Changes to trade policies, tariffs, and import/export regulations may have a material adverse effect on our business, financial condition, and results of operations.

Although the products that we manufacture are manufactured in Canada, in our fiscal year ended August 31, 2025, approximately 98% of our sales and rentals occurred in the United States, a percentage we do not expect to change significantly in the near future. Changes in laws and policies governing foreign trade could adversely affect our business. The current U.S. administration has recently implemented tariffs on various countries and products to levels not seen in over 50 years and has imposed and threatened to impose new tariffs on goods manufactured in Canada (like our boats and proposed mass manufacturing of our powertrains). There is uncertainty as to whether the tariffs imposed by the current U.S. administration are permanent, will be increased as a result of retaliatory measures or will be increased unilaterally. Such policy changes and the uncertainty surrounding them may place greater restrictions and economic disincentives on international trade and may have the potential to adversely impact the global and local economies, our industry and global demand for our products and, as a result, could have a material adverse effect on our business, financial condition and results of operations. Specifically, such tariffs could increase the cost of our products to U.S. consumers and increase the cost of our rental boat operations in the United States.

Additionally, approximately 54% of the boats sold by Nautical Ventures in our 2025 fiscal year were manufactured by Axopar. Axopar manufactures the majority of its boats in Poland. If the current U.S. administration were to impose new tariffs on goods manufactured in Poland (as is currently proposed), the cost to us of these boats could significantly increase. This could have a material adverse affect on our expenses as well as the price at which we sell such boats and the number of such boats sold.

We are vulnerable to geographic risk.

In June 2025, we acquired a network of dealerships through our acquisition of Nautical Ventures. Of our approximately $13.8 million in revenue for the year ended August 31, 2025, approximately $12.8 million was generated by Nautical Ventures. All of Nautical Ventures physical locations are located in the State of Florida. If Florida were to suffer natural disasters, such as hurricanes, tropical storms, fire or floods, if Florida were otherwise exposed to a regional downturn in its economic condition, or if our competitors in Florida became more successful, our sales and revenues could be materially reduced. Unless we expand our network of dealerships outside of Florida, our geographic risk is concentrated in a regional area instead of being spread nationally or even globally.

The availability of boat insurance is critical to our success.

The ability of our customers to secure reasonably affordable boat insurance that is satisfactory to lenders that finance our customers’ purchases is critical to our success. Any difficulty of customers to obtain affordable boat insurance could impede boat sales and adversely affect our business.

Risks Related to our Electric Operations

Prior to June 2025, we exclusively focused our operations on the development and manufacture of our proprietary e-Motion Powertrain, the manufacture of a limited number of electric boats and the rental of electric boats. Although we have expanded our business through the acquisition of Nautical Ventures, we intend to continuing pursuing these operations, especially those related to our e-Motion Powertrain. The following risks, which are in addition to other risks set out herein, are more specifically related to those operations.

Our plan of operations entails promoting a product that we may never launch or which may not be commercially accepted if launched.

We have concentrated the majority of our research and development efforts on developing electric powertrain systems that we intend to rent and sell to Original Equipment Manufacturers (“OEM”) of boats. We expect the electric powertrain systems to represent a significant portion of our revenue in our coming accounting periods. We do not know if OEMs will find our product candidate to be an attractive component in their boats or if they will find the price of our electric powertrains to be acceptable. We do not currently have any significant customers for our electric powertrains. Even if we do develop such relationships with OEMs, we might not be able to maintain them or grow them as anticipated. At the time of our initial public offering, we had expected to begin the commercialization of our electric powertrains in 2020 but were not able to meet that preferred timeline, and we may not meet our new timelines. If we are not successful in commercializing our product or if sales of our electric powertrain are less than we estimate, our business may not grow as expected.

Our future growth depends upon consumers’ willingness to purchase electric powerboats.

Our growth highly depends upon the adoption by consumers of, and we are subject to an elevated risk of any reduced demand for, electric powerboats. Without such growth, sales of our electric powertrain, if any, and our electric boats may not grow at the rate that we anticipate, if such sales grow at all. If the market for electric powerboats does not develop as we expect or develops more slowly than we expect, our business, prospects, financial condition and operating results will be negatively impacted. Despite the long history of electric powerboats, the market for them is relatively new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, frequent new electric powerboat announcements and changing consumer demands and behaviors. Powerboats with conventional gas-powered motors may be deemed preferable to electric powerboats as they tend to be more powerful, have a longer range and/or cost less. Other factors that may influence the adoption of electric powerboats include:

●	the decline of an electric powerboats range resulting from deterioration over time in the battery’s ability to hold a charge;
●	concerns about electric grid capacity and reliability, which could derail our efforts to promote electric powerboats as a practical solution to powerboats which require gasoline;
●	improvements in the fuel economy of the internal combustion engine;
●	the availability of service for electric powerboats;
●	the environmental consciousness of consumers;
●	the availability of tax and other governmental incentives to manufacture electric powerboats; and
●	increased costs related to tariffs and possible inflation.

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

Although we manufacture all of our powerboats, we do so by assembling the component parts that we acquire from third-party suppliers rather than by producing any of those component parts ourselves. Likewise, we purchase parts for the assembly of our powertrains rather than manufacture the individual components. We materially depend on some of those third-party suppliers for certain components that we obtain from a limited number of suppliers.

As we purchase our components and parts through purchase orders and informal arrangements rather than long-term purchase agreements, we have not contractually secured a supply chain for these components and parts. Some of our third-party suppliers may experience delays in delivering parts and components for our products. If we experience delays in receiving our supplies from these third-parties, if they significantly increase the cost of these components or if they cease offering us these components, we may have to find new suppliers, which might not be possible on a timely basis, or cease production of the products in which the components are included.

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

If we are able to commercialize our E-Motion™ electric powertrain system, we intend to use a third-party to mass produce our powertrains. In October 2021, we entered into a Manufacture and Supply Agreement with Linamar Corporation, a provider of manufacturing solutions and a developer of highly engineered products. Under the terms of the agreement, we intend for McLaren Engineering, Linamar’s technology and product development team for its advanced mobility segment, to manufacture and assemble our E-Motion™ technology through testing, parts, tooling development, and designing the union assembly for mass production of our electric powertrain at Linamar’s facility in Canada. If the current U.S. administration implements its threatened significant tariffs on all or select imports from Canada, OEMs located in the United States might not find the post-tariff cost of our powertrains produced at this facility to be sufficiently competitive. Once we have scaled up the production of our electric powertrain, we intend for the Linamar Corporation to produce our electric powertrain for mass commercialization. If Linamar Corporation is unable to satisfactorily manufacture our E-Motion™ powertrains, we will be forced to find a new third-party manufacturer or to produce such powertrains inhouse (with our current facilities we believe that we are limited to producing 300 electric powertrains per year in addition to producing 150 boats per year). Any such change in manufacturers could lead to a delay in our ability to deliver on purchase orders or the loss of such purchase orders, which in turn could adversely affect our revenue or the timing of our revenue.

If we are unable to meet our production and development goals, we may need to change our business plans for our E-Motion powertrains or the timeline in which we expect to carry them out.

Our ability to carry out our business plans for the commercialization of our powertrains depends upon meeting our production and development goals. Delays or failures in meeting these goals could require us to reassess our business plans and the timeline that it will take us to implement those plans. In the past, we have not always met our production and development goals. For example, we expected to manufacture approximately 50 powerboats, and begin commercialization of our electric powertrains in calendar 2023, and we did not meet these goals. If any such delays or failures were to cause a material change to our proposed business plans, such change could result in materially adverse changes in our projected revenues or expenses and could jeopardize the viability of our E-Motion powertrains.

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

We may need to expend time and money on determining whether our products contain conflict minerals. To date, we have not conducted such an analysis. If our suppliers use conflict minerals in the production of the parts and components that we purchase from them, we may need to find alternative suppliers. If possible, this may only be possible at significant expense or with material delays in production.

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

Our intellectual property is not fully protected through patents or formal copyright registration. As a result, we do not have the full benefit of patent or copyright laws to prevent others from replicating our products, product candidates and brands.

While we have filed trademark applications with the Canadian Intellectual Property Office and the U.S. Patent and Trademark Office for our logo and the brand name “E-Motion”, we have not yet fully protected our intellectual property rights, particularly for our E-Motion™ powertrain system, through patents or formal copyright or trademark registration. We have currently filed thirteen patent applications with the U.S. Patent and Trademark Office with respect to our E-Motion™ powertrain system and intend to file another 11 patent applications related to this system over the next twelve months. All filed patent applications are currently pending. As we intend to transition into the production of electric powertrains to OEMs, we envision our intellectual property and its security becoming more vital to our future. Until we fully protect our intellectual property through patent, trademarks and registered copyrights, we may not be able to protect our intellectual property and trade secrets or prevent others from independently developing substantially equivalent proprietary information and techniques or from otherwise gaining access to our intellectual property or trade secrets. In such an instance, our competitors could produce products that are nearly identical to ours resulting in us selling less products or generating less revenue from our sales.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

We rely on trade secrets, know-how and technology, which are not protected by patents, to protect the intellectual property behind our electric powertrain and for the construction of our boats. We do not yet use confidentiality agreements with our collaborators, employees, consultants, outside scientific collaborators and sponsored researchers and other advisors to protect our proprietary technology and processes. We intend to use such agreements in the future, but these agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases, we could not assert any trade secret rights against such party. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Any patent applications that we file may not result in issued patents, which may have a material adverse effect on our ability to prevent others from interfering with our commercialization of our products

We have retained a patent lawyer to begin the process of filing patent applications for up to 24 patents related to our E-Motion™ powertrain system; to date, we have filed thirteen patent applications. The registration and enforcement of patents involves complex legal and factual questions and the breadth and effectiveness of patented claims is uncertain. If we file patent applications in connection with our electric outboard powertrain systems or other matters, we cannot be certain that we will be first to file patent applications on those or other inventions, nor can we be certain that such patent applications will result in issued patents or that any of our issued patents will afford sufficient protection against someone creating competing products, or as a defensive portfolio against a competitor who claims that we are infringing its patents. In addition, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States, and thus we cannot be certain that foreign patent applications, if any, will result in issued patents in those foreign jurisdictions or that such patents can be effectively enforced, even if they relate to patents issued in the United States.

We have limited registered trademarks for our products and trade names

We have submitted applications for registered trademarks for our name and some of our brands, and, while such applications have been granted, not all of our brands currently have registered trademark protection. Any future trademark applications that we file with a relevant governmental authority for brand names/logos might not be approved. Failure to obtain such approval could limit our ability to use the brand names/logos in those territories or lead our products to be confused with, and/or tarnished by, competing products. Even if appropriate applications were made and approved, third parties may oppose or otherwise challenge such applications or registrations.

We may need to defend ourselves against patent or trademark infringement claims, which may be time-consuming and would cause us to incur substantial costs.

The status of the protection of our intellectual property is unsettled as we do not have any patents, limited trademarks or registered copyrights. We have yet to apply for protection for at least twelve components of intellectual property for which we intend to file patent applications, and we operate under the names “Nautical Ventures Group” and “Aquazone” without trademark protection. Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our powerboats and electric powertrains or use third-party components, which could make it more difficult for us to operate our business. From time to time, we may receive communications from third parties that allege our products or components thereof are covered by their patents or trademarks or other intellectual property rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights. If we are determined to have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:

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

Risks Related to our Common Shares

The market price and liquidity of our common shares may be volatile and may fluctuate in a way that is disproportionate to our operating performance.

Our common shares began trading on the Nasdaq Capital Market in November 2020. From the date of the start of our fiscal year ended August 31, 2025 to the date hereof, the highest closing price of our common shares on the Nasdaq Capital Market was $21,114.00 and the lowest closing price was $1.10. Additionally, the liquidity of our common shares may decrease, meaning that the demand for the purchase of our shares may not be at a level that allows for your sale at a desirable price or even the then market price if you wish to sell your common shares. The market value of our common shares and their liquidity will continue to fluctuate due to the impact of any or all of the following factors:

●	sales or potential sales of substantial amounts of our common shares;
●	announcements about us or our competitors;
●	litigation and other developments relating to our proprietary rights or those of our competitors;
●	conditions in the marine product industry;
●	governmental regulation and legislation;
●	variations in our anticipated or actual operating results;
●	change in securities analysts’ estimates of our performance, or our failure to meet analysts’ expectations;
●	change in general economic trends; and
●	investor perception of our industry or our prospects.

You may experience immediate and substantial dilution as a result of future equity offerings.

In the future, we may issue our authorized but previously unissued equity securities, resulting in the dilution of the ownership interests of our shareholders as well as the net tangible book vale per common share. We may issue additional common shares or other securities that are convertible into or exercisable for common shares in order to raise additional capital, or in connection with hiring or retaining employees, directors, or consultants, or in connection with future acquisitions of licenses to technology or diagnostic tests in connection with future business acquisitions, or for other business purposes. The future issuance of any such additional common shares or other securities, including those underlying the warrants and options we have issued and granted, would dilute the voting power of our shareholders, could dilute the net tangible book value per share at the time of such future issuance and may create downward pressure on the trading price of our common shares.

We may also issue preferred shares having rights, preferences, and privileges senior to the rights of our common shares with respect to dividends, rights to share in distributions of our assets if we liquidate our company or voting rights. Any preferred shares may also be convertible into common shares on terms that would be dilutive to holders of common shares.

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

The Financial Industry Regulatory Authority (“FINRA”) rules require broker-dealers to have reasonable grounds for believing that an investment is suitable for a customer before recommending that investment to the customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status and investment objectives, among other things. Under interpretations of these rules, FINRA believes that there is a high probability such speculative low-priced securities will not be suitable for at least some customers. Thus, FINRA requirements may make it more difficult for broker-dealers to recommend that their customers buy our common shares, which may limit your ability to buy and sell our shares, have an adverse effect on the market for our shares and, thereby, depress their market prices.

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

Additionally, if we fail to retain our status as a foreign private issuer, we will be required to report as a domestic issuer in the United States. Such a requirement would require us, among other matters, to report our financial statements in U.S. generally accepted accounting principles. Such an adjustment would require significant cost and would require our management to adapt to such U.S. domestic reporting standards with which they are not fully experienced. We anticipate that we will cease being a foreign private issuer as of September 1, 2026.

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

We incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the Nasdaq Capital Market, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and we anticipate that we will cease being an emerging growth company on September 1, 2026. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

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

If we are, or were to become, a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes, U.S. investors in the offered securities would be subject to certain adverse U.S. federal income tax consequences.

In general, a non-U.S. corporation will be a PFIC for any taxable year if (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. We do not expect to be a PFIC for our current taxable year or in the foreseeable future. However, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were a PFIC for any taxable year during which a U.S. investor held any offered securities, such investor would be subject to certain adverse U.S. federal income tax consequences, such as ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, an additional interest charge on certain taxes treated as deferred, and additional reporting requirements under U.S. federal income tax laws and regulations. If we are characterized as a PFIC, a U.S. investor may be able to make a “mark-to-market” election with respect to the offered securities that would alleviate some of the adverse consequences of PFIC status. Although U.S. tax rules also permit a U.S. investor to make a “qualified electing fund” election with respect to the shares of a non-U.S. corporation that is a PFIC if the non-U.S. corporation provides certain information to its investors, we do not currently intend to provide the information that would be necessary for a U.S. investor to make a valid “qualified electing fund” election with respect to the offered securities.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and development of the Company

We were incorporated pursuant to the Business Corporations Act (Quebec) on August 27, 2012. Until June 23, 2025, our principal activity was the design, development and manufacturing of electric outboard powertrain systems and power boats and the renting of electric boats. On June 23, 2025, we acquired Nautical Ventures and with locations in Florida for the sale of boats, parts and accessories and the provision of related services.

We have three wholly-owned subsidiaries and nine indirectly wholly-owned subsidiaries.

Our registered agent in the United States is CorpoMax Inc. The address of the Company’s registered agent in the United States is 2915 Ogletown Road, Newark, DE 19713.

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

Business Overview

Our operations are focused on providing goods and services related to the recreational boating market. Prior to June 2025, we focused exclusively on the design, development and manufacturing of electric outboard powertrain systems and electric power boats and the renting of electric boats. In June 2025, we acquired Nautical Ventures, which currently has eight locations in Florida for the sale of boats, parts and accessories and the provision of related services. We set out below a description of these different operations.

Nautical Ventures’ Operations

In June 2025, we acquired Nautical Ventures which sells boats, parts and accessories and offers services related to recreational boating. Nautical Ventures has eight locations in Florida, consisting of four dealerships, a marina, a yacht tender service and a kayak rental. Despite the acquisition of Nautical Ventures having occurred in the past two and one-half months of our fiscal 2025, revenue from Nautical Ventures represented approximately 92.8% of our total revenue for our 2025 fiscal year. These operations represented approximately 65.2% of our total assets on August 31, 2025.

The bulk of Nautical Ventures revenues for the year ended December 31, 2024 and the three months ended March 31, 2025 (approximately 89% and 90%, respectively) was derived from the sale of boats from third-party manufacturers, the majority of which were manufactured by Axopar Boats Oy (“Axopar”). The remainder of Nautical Ventures revenues for those periods was primarily derived from the sale of boat parts and “water toys” (such as kayaks, stand-up paddleboards, and electric personal watercraft), the provision of services and dockage fees.

Boat Sales

Nautical Ventures is primarily focused on the sale of recreational boats including both those with internal combustion engines and with electric propulsion. Nautical Ventures sells boats through its dealerships in Ft. Lauderdale, Sarasota, Palm Beach, Tampa Bay and Pensacola, two of which locations are waterfront dealerships. We are proud that in February 2025, Boating Industry magazine listed Nautical Ventures as number one in its ranking of the top 100 U.S. dealerships.

Fort Lauderdale dealership

Nautical Ventures has translated its experience with sales, servicing the customer and knowledge of the region in which it operates into annual sales of near or over $100 million in its past two full calendar years. With just under two and one-half months of operations in our 2025 fiscal year, the sale of boats by Nautical Ventures accounted for approximately 80.5% of all of our revenue in our 2025 fiscal year.

Although, Nautical Ventures sells both new and used boats, the sale of new boats respectively accounted for approximately 79.7% and 81.9% of Nautical Ventures’ revenues in the year ended December 31, 2024 and the three months ended March 31, 2025, respectively. In particular, Nautical Ventures has had success in selling new models of boats manufactured by Axopar with such models accounting for approximately 51% of Nautical Ventures’ revenues in the 2024 calendar year.

The sale of used boats accounted for approximately 6.7% and 8.5% of Nautical Ventures revenues in the year ended December 31, 2024 fiscal and the three months ended March 31, 2025, respectively. We sell used versions of the new makes and models we offer and used boats of other makes and models generally taken as trade-ins. Our used boat sales depend on our ability to source a supply of high-quality used boats at attractive prices. We acquire a large portion of our used boat inventory through customer trade-ins. We strive to increase our used boat business through the availability of quality used boat trade-ins generated from our new boat sales efforts, which are well-maintained through our service initiatives. Additionally, substantially all of our used boat inventory is posted on our digital properties, which expands the awareness and availability of our products to a large audience of boating enthusiasts.

We believe that Vision Marine’s experience with electric boats enhances the ability of the network of dealerships provided by Nautical Ventures to sell electric boats. We envision the increased sale of electric boats by Nautical ventures to include both boats manufactured by us as well as those manufactured by third parties.

Other

In addition to selling boats, Nautical Ventures generates revenue by providing services for boat owners, selling parts needed for the maintenance of boats owned by our customers, selling of water toys (such as inflatable and rideable toys) and renting kayaks, paddleboards and pontoons. With just under two and one-half months of operations in our 2025 fiscal year, these other revenue sources from Nautical Ventures accounted for approximately 12.2% of all of our revenue in our 2025 fiscal year

We believe that we can expand revenue from products and services related to boats through the Nautical Ventures network. In particular, we are pursuing efforts to expand our electric integration services in Florida to combine various components, including the electric motor, battery system, charging system, and control systems, to create a functional and efficient electric propulsion system and to increase revenue derived from the provision of financing and warranty opportunities.

Floor Plan Financing

We finance most of our new and some of our used boat inventory through standardized floor plan facilities with various financial institutions, manufacturer-affiliated finance companies and other lending institutions. The new and used boat floor plan facilities bear interest at variable rates based on either the secured overnight financing rate or prime rates. The weighted average interest rate on floor plan facilities was 9.7% as of August 31, 2025. The new and used boat floor plan facilities are collateralized by boat inventory and other assets.

The vehicle floor plan facilities contain a number of covenants, including, among others, covenants restricting Nautical Ventures with respect to the creation of liens and changes in ownership, officers and key management personnel. Nautical Ventures was not compliant with covenants of its floor plan due to a change of ownership when Nautical Ventures Group purchased 86% of the shares held by a founding shareholder in 2023. In addition, Nautical Ventures was not compliant with the covenant requiring threshold debt service coverage ratios due to the reduced margins throughout 2024 caused by excessive dealer inventory levels, fierce competition and high floor plan interest triggering technical defaults with 5 of its lenders, namely:

●	Wells Fargo Commercial Finance
●	Bank of Montreal (BMO)
●	Valley National Bank
●	Shore Premier/Centennial Bank
●	Northpoint Commercial Finance

In June 2025 all of the above lenders, except for Wells Fargo Commercial Finance, consented to the change of ownership and signed Forbearance Agreements. The floor plan owed to Wells Fargo Commercial Finance in the amount of $1,907,751 was assumed by one of the Company’s suppliers, Beneteau Group.

The balance on all floor plan financings as of August 31, 2025 was $32,511,664.

Our Legacy Electric Focused Operations

We design and manufacture electric outboard powertrain systems, power boats, and related technology and rent electric boats. These operations represented approximately 34.8% of our total assets on August 31, 2025. Although the operations of Nautical Ventures are included in less than two and one-half months of our fiscal 2025, these operations accounted for approximately 7.2% of our total revenue for the year ended August 31, 2025.

Our legacy operations related to electric boats primarily focus on the development of our electric outboard powertrain system that we believe is significantly more efficient and powerful than those currently being offered in the market today. In particular, we have recorded powertrain efficiencies of more than 96%, well above the 54% efficiency that we recorded for our principal competitor’s product. Increases in powertrain efficiency allow for more power and range, both of which are highly desirable characteristics for consumers in the marketplace. Although our primary focus is on electric outboard powertrain technology, we will continue to design, manufacture and sell our high-performance, fully-electric boats to commercial and retail customers.

We have developed our first fully-electric outboard powertrain system that combines an advanced battery pack, inverter, high-efficiency motor with proprietary union assembly between the transmission and the electric motor design and extensive control software. Our technologies used in this powertrain system are designed to improve the efficiency of the outboard powertrain and, as a result, increase range and performance. We believe our approach in marketing and selling our powertrain technology to boat designers and manufacturers will enable us to leverage their distribution and servicing systems with minimal capital outlay. We expect our core intellectual property contained within our outboard electric powertrain systems to form the foundation for our future growth and for such systems to represent the majority of our revenue. In our 2025 fiscal year, we generated approximately $57 thousand in revenue from the sale of our powertrains.

We continue to manufacture hand-crafted, highly durable, low maintenance, environmentally-friendly electric recreational powerboats. In our last three fiscal years, we manufactured 20, 45 and 46 powerboats, respectively. We sell powerboats to retail customers and operators of rental fleets of powerboats through which we seek to build brand awareness. We intend to continue to build brand awareness by partnering with marina operators to offer rental fleets of electric boats. We conduct our transactions directly to customers through our website or through a network of marinas, distributors and show rooms.

In our fiscal year 2021, we expanded our business to include rentals of electric powerboats by acquiring EB Rental, Ltd., an entity that rents electric boats in Newport Beach, California. Since that time, we added two more locations: one in Ventura, California which is held by EB Rental Ventura Corp. and one in Palm Beach, Florida which is held by EBR Palm Beach Inc. We plan on opening another rental operation in Dania Beach, Florida. In addition to generating revenues from the rental of our powerboats, our rental locations build brand awareness and act as an open-water showroom for potential buyers. On April 25, 2024, we sold EB Rental, Ltd. for $794,616 in order to partially finance patent applications for our electric outboard powertrain systems.

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

Our electric powertrains are controlled by control software developed in house. We have used open-source software code to develop our own battery management system software that will be tailored to regulate the power from the battery pack to the electric motor and its related systems.

In August 2023, our outboard powertrain was included in the boat that broke our previously held world record speed for an all-electric boat when it achieved a speed of 116 mph. In October 2023, we announced the delivery of our E-Motion™ Electric Powertrain Technology to Groupe Beneteau, Four Winns to be the inaugural electric motors integrated on the proposed Four Winns H2e Bowrider. As of the date hereof, we have not made any sales of our electric motors to Four Winns.

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

On December 8, 2024, the Company announced a strategic partnership with Armada Pontoons, a renowned manufacturer of high-quality pontoon boats based in Quebec, Canada. This collaboration introduces a new electric pontoon boat design to meet the growing demand for eco-friendly, regulation-compliant, and competitively priced boating solutions for North America’s vast network of lakes.

On January 9, 2025, the Company announced the establishment of a production line for custom cooling plates in partnership with Calip Group, a leader in high-tech welding processes. Under this collaboration, Calip Group will supply components that enhance the thermal management of the Company’s high-voltage (HV) marine battery packs. These custom cooling plates are specifically tailored to meet the stringent demands of marine applications, with production slated to begin in 2025.

On February 27, 2025, the Company announced the signing of a three-year exclusive supply agreement with MS Marine GmbH (“STERK”). This agreement positions the Company to become the sole provider of electric propulsion systems for STERK boats and grants the Company the exclusive global distribution rights for electric-powered STERK vessels with the Company’s electric propulsion systems. As of the date hereof, we have not made any sales of our electric propulsion systems to STERK.

On April 16, 2025, the Company, along with MS Marine GmbH, announced the successful completion of internal hull optimization in the latter’s STERK brand of vessels. The joint engineering effort focused on refining the internal hull layout of STERK vessels to securely house the Company’s E-Motion™ Electric Powertrain System.

On June 11, 2025, the Company announced the expansion of its partnership with Octillion Power Systems, a U.S.-based lithium-ion battery manufacturer, to produce high-voltage battery packs dedicated exclusively to the American market. Under the terms of the agreement, Octillion Power Systems will assemble the Company’s new proprietary 45.36 kWh battery packs at its facility in Nevada, aiding in fast, cost-efficient distribution across North America. These batteries are designed to support both the Company’s OEM integrations and consumer-facing electric boat offerings, delivering increased power, extended range, and improved performance, while reducing total system cost and simplifying logistics.

On June 18, 2025, announced that its E-Motion™ Electric Powertrain System has been approved for inclusion in California’s Clean Off-Road Equipment (“CORE”) Voucher Incentive Project. The voucher approval grants the Company’s propulsion kits eligibility for point-of-sale vouchers of up to $170,000 per unit, substantially reducing the cost of adopting electric propulsion for organizations modernizing their electric fleets.

On August 28, 2025, the Company announced the launch of a dedicated electric boating division within Nautical Ventures to provide customers with a complete EV-focused experience, encompassing sales, service, after-sales support, events, and a growing lineup of electric toys and watersports products.

On September 15, 2025, the Company announced a strategic partnership with Hydrofin, a U.S. company specializing in patented hydrofoil systems for pontoons. Through its Nautical Ventures dealership network, the Company will integrate Hydrofin’s hydrofoil technology into its pontoon lineup. Hydrofin’s systems are engineered to lift pontoons partially out of the water, reducing drag and improving speed, range, and ride comfort. This makes them an especially valuable complement to the Company’s E-Motion™ Electric Powertrain System, where optimized efficiency directly translates to longer run-times and enhanced performance.

On September 26, 2025, the Company announced a strategic non-binding initiative with Port de Plaisance La Ronde to develop a technological and commercial hub dedicated to experience electric boating and activities on Île Sainte-Hélène, in Montreal and near Montréal–Trudeau International Airport. The project calls for the creation of an electric boating hub, bringing together a sales and distribution center, a technical and commercial training platform, and an expertise center to foster the adoption of electric propulsion in the marine industry.

On September 29, 2025, the Company announced the execution of a distribution agreement with Taiga Motors Inc. to serve as the exclusive dealer and authorized service provider for Taiga’s electric personal watercraft in major Florida markets. Under the agreement, Nautical Ventures will have exclusive rights to distribute Taiga Motors Inc.’s electric personal watercraft across key Florida counties, including Miami-Dade, Broward, Palm Beach, and Hillsborough.

On September 30, 2025, the Company announced the world debut of the first dual application of the E-Motion™ Electric Powertrain System in partnership with STERK. The Sterk 31e dual integration expands the Company’s portfolio of 24 completed integrations of the E-Motion™ Electric Powertrain System across multiple recreational boating platforms, underscoring its unmatched expertise.

On November 5, 2025, the Company announced the selection of BRP Electrification Engineering Services to provide targeted resources to help advance performance and accelerate next-generation development within the Company’s propulsion platform. The engagement complements the Company’s leadership in marine-specific electrification with additional innovation capabilities that expand its long-term roadmap.

We have filed thirteen patent applications with respect to our electric outboard powertrain system and plan on another eleven patent applications related to this innovation in the near future.

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

Maximum power	180 HP, 135 kW
Max torque	250 ft.lb, 340 Nm
Voltage	650 V
Efficiency	96%
Weight	413 Lbs., 188 kg
Lithium Battery	43 kW
Shaft Length	S - XL
Cooling	Water
Control	Can bus

Our Powerboats

We manufacture seven models of electric powerboats. Each model is available in different standard variations or may be customized according to a purchaser’s specifications. In our last three fiscal years, we manufactured 20, 45 and 46, respectively. Our revenue from the sale of these electric powerboats amount to $739 thousand in our 2025 fiscal year.

For each of our boats, our consumers are able to customize certain aspects including color (for the hull, striping, interior and deck), radio and covers and other storage options. In addition, there are customizations that are just available for some boat models, including propulsion and batteries.

V30 Electric Pontoon

The V30 electric pontoon is powered by our 180 HP E-Motion™ electric powertrain. With a length of 30 feet, the V24 electric powertrain is designed to carry up to 12 people. The starting retail price for the V24 electric pontoon is about $140,000. We began offering this boat in 2025.

V24 Electric Pontoon

The V24 electric pontoon is powered by our 180 HP E-Motion™ electric powertrain. With a length of just under 25 feet, the V24 electric powertrain is designed to carry up to 12 people. The starting retail price for the V24 electric pontoon is about $100,000. We began offering this boat in 2025.

V17 Electric Pontoon

The V17 electric pontoon has a length of 17 feet and is designed to carry up to 8 people. The starting retail price for the V17 electric pontoon is about $33,000.

VX Electric Pontoon

The VX electric pontoon has a length of over 17 feet and is designed to carry up to 10 people. The starting retail price for the VX electric pontoon is about $53,000.

Volt 180

Reaching speeds of up to approximately 6 miles per hour, the Volt 180 is a boat that can be used for various watersports. In addition to the customizations that are available for each of our boats, purchasers may customize the Volt 180 by choosing among various options including the power of the motor (available in 2, 3, 6 and 10 kilowatts), accessories (fish rod holder, depth finder and anchor) and other options (including bumper, types of canopies and a premium sound system

Fantail 217

We designed the Fantail 217 with a view towards relaxation rather than speed. The Fantail 217 starts at $34,995, seats up to ten people and has a maximum speed of approximately 10 miles per hour. In addition to the customizations that are available for each of our boats, purchasers may customize the Fantail 217 by choosing among various options including the type of motor (Torqeedo Salt Water, E-Tech, Min-Kota or E-Propulsion), number of batteries (up to eight), type of canopy (aluminum, stainless steel or fiberglass) and other options (including night navigation light, a double horn and bottom paint).

Phantom

We designed the Phantom specifically for the boat rental market. The Phantom starts at $14,995 for the hull only, seats up to ten passengers and reaches a top speed approximately 5 miles per hour. The Phantom is made out of plastic and is US Coast Guard approved. We launched the Phantom in our 2023 fiscal year.

Sales

We envision that if we are able to mass produce our electric powertrains, a significant of our revenue will be generated from the sale of our electric powertrains. In fiscal 2025, we made the first sale of our E-Motion™ Electric Powertrain System and generated $57 thousand from such sales. Although we have received non-binding letters of intent from OEMs for the purchase of such powertrains, such letters may never result in any actual sales. The projected sales price for future sales of our electric outboard powertrain system will depend on the number of batteries used and where it is sold. For the European market, we anticipate that the systems with Neogy batteries will sell for $60,000 for a one-battery system, $85,000 for a two-battery system and $115,000 for a three-battery system. For the U.S. market, we anticipate that the systems with Octillion batteries will sell for $45,000 for a one-battery system, $65,000 for a two-battery system and $85,000 for a three-battery system.

Rentals

In our fiscal year 2021, we expanded our business to include rentals of electric powerboats at one location in Newport Beach, California. In April 2023, we opened our second electric boat rental operation in Portside Ventura, California, and in December 2023, we opened our third electric boat rental operation in Palm Beach, Florida. In April 2024, we sold our electric boat rental operations located in Newport Beach, California, to Stratégies EB Inc. for $794,616. At the time of the sale, Stratégies EB Inc. was a related party because its controlling shareholder was a member of management of EB Rental, Ltd. prior to its sale. The sale of our rental operations in Newport Beach, California has significantly decreased the size of our rental operations. We are currently in the process of opening a new electric boat rental facility in Dania Beach, Florida.

The electric boat rental business currently has a fleet of approximately 8 powerboats. Rental rates range from $75 per hour to $215 per hour, plus a booking fee, with a minimum booking of two hours. Once a powerboat in our fleet has over 200 hours of sailing time, we offer the powerboat for sale to the public. In our 2025 fiscal year, our rental business represented approximately 1% of total revenue.

Suppliers

The supplies that we require for the sale of products by Nautical Ventures, the design and manufacture of our electric powertrains and the manufacture of our boats differ. As a result, we set out below a brief description of each of those operations.

Nautical Ventures

Nautical Ventures sources its products through a strategic network of domestic and international manufacturers and distributors.

Key elements of the sourcing process include:

●	Direct Manufacturer Relationships: Nautical Ventures works directly with a wide range of industry-leading manufacturers and brands that enables competitive pricing, product consistency, and early access to new product lines;
●	Exclusive and Authorized Dealerships: Nautical Ventures holds exclusive or authorized dealership rights for several top-tier marine brands, ensuring access to genuine products and manufacturer support;
●	Global and Domestic Supply Chain: Products are sourced both internationally and domestically, depending on availability, product category, and logistics feasibility; and
●	Strategic Vendor Partnerships: Long-standing vendor relationships are maintained through performance reviews, regular negotiations, and mutual planning for inventory and promotional alignment.

Nautical Ventures relies on one manufacturer for a substantial portion of its revenues. In the year ended December 31, 2024, the sale of boats from Axopar represented approximately 51% of Nautical Ventures net revenues.

Electric Powertrains

The most significant parts and components we intend to use in manufacturing our electric powertrains are:

●	engines – we rely on two suppliers of engines, Danfoss and E-Propulsion;
●	lithium-ion batteries – we purchase 100% of our lithium-ion batteries from Neogy who in turn rely upon Samsung cells. We have an agreement with Octillion Power Systems to provide marine specific batteries to power the E-Motion™ powertrains;
●	inverter – we intend to source our inverters from Danfoss; and
●	smart navigation system – we intend to rely on our partnership with Nextfour to develop a multifunctional display to be integrated with our E-Motion™ powertrains.

Electric Boats

Although we manufacture all of our electric boats, we do so by assembling the component parts that we acquire from third-party suppliers rather than by producing any of those component parts ourselves. Some of these parts and components are manufactured to our specifications (such as hulls and motors) while others are bought “off the shelf” (such as batteries and canopies). We do not maintain long-term contracts with preferred suppliers, but instead rely on informal arrangements and off-the-shelf purchases. We materially depend on some of those third-party suppliers for certain components that we obtain from a limited number of suppliers.

The most significant parts and components used in manufacturing our boats are:

●	engines – we use one supplier of engines, E-Propulsion (for the Quietude, the Fantail 217 and the Volt 180) in addition to our use of our E-Motion™ for the Volt;
●	lithium-ion batteries – we source duplicate suppliers for our lithium-ion batteries, including Neogy and Octillion and believe that we could source batteries at a similar price from the market were these suppliers unable to meet our demand; and
●	hulls – we purchase all of our hulls from Manunor Inc.

General

We have not experienced any material shortages in any of our product parts or components. As a result of the COVID-19 pandemic and recent tariff uncertainty, some of our third-party suppliers experienced delays in delivering our product parts and components in a timely manner and fluctuations in price for these supplies is a possibility if raw material pricing increases. Temporary shortages, when they do occur, usually involve manufacturers of these products adjusting model mix, introducing new product lines, or limiting production in response to an industry-wide reduction in boat demand, or in finding persons able to deliver the parts and components in a timely manner.

As we do not produce any of the parts of components of the third-party boats that we sell, our electric powertrains or the electric powerboats that we manufacture, we do not materially use, or intend to use, any raw materials in their production. The manufacturers of the parts and components that we use, however, do use raw materials, including resins, fiberglass, hydrocarbon feedstocks, steel and various minerals, especially in the production of the engines and batteries that we use. We do not control how these third parties source the raw materials that they use, and we may suffer production delays if such third parties do not have access to all of the raw materials that they need or source conflict minerals in violation of applicable regulations.

Industry Overview

Recreational Boating

In North America, 75 million people go boating every year, according to the U.S. Coast Guard, with approximately 11.8 million recreational vessels registered with the U.S. Coast Guard in 2020. The U.S. recreational boating industry generated approximately $57.7 billion in retail sales in calendar 2023, according to the National Marine Manufacturers Association (“NMMA”). Retail sales within this industry include sales of new and used recreational boats; marine products, such as engines, trailers, parts, and accessories; and related boating expenditures, such as fuel, insurance, docking, storage, and repairs. The recreational boat retail market remains highly fragmented with little consolidation having occurred to date and consists of numerous boat retailers, many of which are small companies owned by individuals that operate in a single market and provide varying degrees of merchandising, professional management, and customer service.

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

According to the NMMA, after reaching record highs in 2022, sales of outboard engines in the United States (which includes outboard motors) surpassed $10.5 billion and is expected to grow by 5% (CAGR) by 2032. Consumer demand for higher-performance engines continued to trend upward in 2020, with double digit gains in sales for engines with 200 and greater horsepower. Engines with between 200 and 300 horsepower accounted for 27% of all sales of outboard engines.

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

Competitive Advantages & Operational Strengths

The recreational boating industry is highly competitive. Competition affects our ability to succeed in the markets we currently serve and new markets that we may enter in the future. In addition to facing competition generally from recreation businesses seeking to attract consumers’ leisure time and discretionary spending dollars, the recreational boating industry itself is highly fragmented, resulting in intense competition for customers, quality products, boat show space, and suitable retail locations.

Many of our current and potential competitors have significantly greater financial, technical, manufacturing, marketing and other resources than we do and may be able to devote greater resources to the sale of recreational boats, parts and accessories and related services as well as to the design, development, manufacturing, distribution, promotion, sale and support of their products. Many of our competitors have more extensive customer bases and broader customer and industry relationships, including with third-party manufacturers, than we do. In addition, many of these companies have longer operating histories and greater name recognition than we do. Our competitors may be in a stronger position to respond quickly to new technologies and may be able to design, develop, market and sell their products more effectively.

Many dealerships offer a wider range of financing options on the boats they sell and also have the ability to market boats at a substantial discount, provided that the boats are financed through their affiliated financing company. We offer some forms of financing on our boats, but the lack of more financing options and the absence of customary boat discounts could put us at a competitive disadvantage.

Nautical Ventures

Our operations run by Nautical Ventures compete primarily with single- and limited-location boat dealers and regional and national dealerships. With respect to sales of marine parts, accessories, and equipment, these operations compete with national specialty marine parts and accessories stores, online catalog retailers, sporting goods stores, and mass merchants. Competition among boat dealers is based on the quality of available products, the price and value of the products, and attention to customer service. There is significant competition both within markets we currently serve and in new markets that we may enter. We compete in each of our markets with retailers of brands of boats and engines we do not sell in that market. In addition, several of our competitors, especially those selling marine equipment and accessories, are large national or regional chains that have substantial financial, marketing and other resources. Private sales of used boats represent an additional source of competition. Due to various matters, including environmental concerns, permitting and zoning requirements, and competition for waterfront real estate, some markets in the United States face intense competition for suitable marina and storage availability.

We believe that the following factors will enable our Nautical Ventures operations to successfully compete:

●	Proven retail experience: Nautical Ventures team has demonstrated it has the ability generate revenue through the sale of products and services. In each of its past three fiscal years, it has generated net sales of over or almost $100 million. The hiring and maintenance of a motivated salesforce and the training it receives separate us from our competitors, and
●	Product selection: We offer a competitive selection of brands and exclusive products in select markets to reach potential customers with different tastes and price points;
●	Reputation: We have developed a strong brand and recognition in the areas in which we operate through our years of operation. Customer satisfaction helps drive repeat business and customer referrals; and
●	Locations: We select the locations our dealerships and other operations because of their strategic high visibility geographic positioning.

Electric Powertrains

In the development and production of our electric powertrains, we face competition from manufacturers of:

●	electric powertrain systems that sell to OEMs;
●	traditional fossil fuel-powered recreational powerboats in general; and
●	electric recreational powerboats in particular.

We intend to sell our electric powertrains to OEMs for use in their boats as well as direct to consumers through the distribution channels available through Nautical Ventures. We are currently aware of one company (Torqeedo) that produces electric powertrains for OEMs, and as a result we believe that there is a viable and meaningful market opportunity in this market for us. Although, we believe that our electric powertrain systems are more efficient and powerful than current offerings on the market, our competitors, including Torqeedo, may have greater resources than we do and OEMs may find their designs or price to be more attractive than ours. Even if we produce electric powertrains and sell them to OEMs, other competitors may enter the field or the OEMs may decide to produce their own powertrains and cease purchasing ours.

We believe that our experience, production capability, product offering and management give us the ability to successfully operate in the recreational electric powerboat market in a way that our competitors cannot. In particular, we believe that we have a number of competitive advantages, including:

●	technological innovation: we have demonstrated our capacity to develop our own products through research and development by introducing the Volt 180, which currently holds the speed record for a certified electric boat. We believe that the technological design of our electric powertrain will provide efficiency at a price that our competitors will not be able to match.
●	product performance: the efficiency of our powertrain systems provides the boats they are in greater speed and range, results that are magnified when combined with our ultra-hydrodynamic hull designs.
●	product price: we have not priced our first powertrain system yet but intend to do so in a way that is competitive for its performance.
●	management expertise: our founders have extensive experience in offshore power boating and are aware of what is required by customers in regard to power and efficiency of outboard electric powertrain systems. The inherent reputation of our management team over 25 years has built our brand for quality and technologically advanced products.

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

Strategy

We are a vertically integrated marine company focused on delivering a superior on-water experience through innovative propulsion systems and a multi-brand retail strategy. Our operations span the design and industrialization of high-voltage electric powertrain systems, the development of electric boats, and the retail distribution of both electric and internal combustion engine (ICE) boats.

Following the acquisition of Nautical Ventures, a top-performing boat dealership network with nine locations across Florida, we have significantly expanded our access to retail customers. Through Nautical Ventures, we now offer a wide portfolio of leading recreational boat brands and models, giving us the ability to meet a broad spectrum of consumer demand, from entry-level boats to high-performance vessels. This footprint not only enables direct-to-consumer sales but also allows us to embed electric models within an established sales pipeline traditionally centered on ICE products, accelerating mainstream adoption of our electric offerings.

We also continue to sell electric boats directly to commercial fleet operators and boat rental businesses, which serve as high-visibility testbeds for our propulsion technology. These installations contribute to brand awareness, generate recurring fleet sales, and allow new consumers to experience electric boating firsthand.

Nautical Ventures further provides an immediate, scalable service infrastructure. Several locations are equipped or will be upgraded to support electric boat service bays, giving Vision Marine the ability to offer after-sale support for our E-Motion™ propulsion systems and electric boat fleet. This creates a full-cycle ownership experience for electric boat customers, from purchase to service, and enhances our value proposition in the retail environment.

At the same time, we continue to make our marine-specific electric propulsion systems available to boat manufacturers through direct engagement. Our E-Motion™ powertrains are engineered for seamless integration by OEMs, allowing them to electrify existing platforms while maintaining design and performance standards. We market these systems through trade shows, prototype demonstrations, and targeted outreach to selected manufacturers.

We believe that combining a controlled retail network with a technology integration strategy positions us to scale efficiently, maintain visibility over the customer journey, and foster broader market adoption of electric propulsion. We will continue to invest in research and development, operational efficiency, and our service infrastructure to meet the growing demand across both recreational and commercial marine segments.

Design and Manufacturing

We believe that our electric outboard powertrain systems are significantly more efficient and powerful than those currently being offered in the market today. In particular, we have recorded powertrain efficiencies of more than 96%, well above the 54% efficiency that we recorded for our principal competitor’s product. Increases in powertrain efficiency allow for more power and range, both of which are highly desirable characteristics for consumers in the marketplace. Although our primary focus is on electric outboard powertrain technology, we will continue to design, manufacture and sell our high-performance, fully-electric boats to commercial and retail customers. According to Allied Market Research, the global electric boat market will reach $16.6 billion in 2031 up significantly from $5 billion in 2021, growing at a compound annual growth rate of 12.9% from 2022 to 2031.

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

We continue to manufacture hand-crafted, highly durable, low maintenance, environmentally-friendly electric recreational powerboats. In our last two fiscal years 2025 and 2024, we manufactured 20 and 45 powerboats, respectively. We sell powerboats to retail customers and operators of rental fleets of powerboats through which we seek to build brand awareness. We intend to continue to build brand awareness by partnering with marina operators to offer rental fleets of electric boats. We conduct our transactions directly to customers through our website or through a network of marinas, distributors and show rooms.

Marketing

Vision Marine – Electric Propulsion Marketing Strategy

OEM-Focused Promotion

Vision Marine markets its E-Motion™ high-voltage electric propulsion systems through a targeted B2B strategy. This includes participation in major industry trade shows, private demonstrations, and direct engagement with OEM engineering and procurement teams. The system has already been integrated onto a wide range of recreational boats, including pontoons, center consoles, bowriders (runabouts), catamarans, and double console boats. These real-world integrations enable Vision Marine to present validated performance data and practical use cases to potential partners.

Consumer Access Through Nautical Ventures

With the acquisition of Nautical Ventures, Vision Marine now benefits from direct-to-consumer access. Existing manufacturer production agreements and OEM partnerships allow certain models to be offered with either internal combustion or E-Motion™ electric propulsion. This integrated distribution channel enhances Vision Marine’s ability to introduce electric alternatives to end users at the point of sale, supported by on-site education and product comparison opportunities.

Rental and Demonstration Platforms

Vision Marine’s rental and fleet operations act as high-frequency demonstration environments. These programs expose thousands of boaters annually to electric propulsion firsthand and generate qualified leads across both retail and commercial fleet segments. This consumer exposure supports awareness, education, and conversion while reinforcing product reliability.

Forward Strategy and Growth Outlook

Looking ahead, Vision Marine intends to accelerate electric propulsion adoption by focusing on four key marketing priorities: (1) expanding OEM integration through facilitated retail and technical access, (2) enhancing consumer education at the point of sale and during use, (3) driving revenue through dedicated electric propulsion installation services, and (4) becoming the reference in electric marine servicing to build long-term consumer confidence in aftermarket support. These initiatives are designed to strengthen Vision Marine’s leadership position in high-voltage marine electrification, support the broader ecosystem of E-Motion™ deployments, and enable scalable, recurring value across both OEM and retail channels.

Nautical Ventures – Multi-Brand Retail Marketing Strategy

Retail Network and Physical Activation

Nautical Ventures is an award-winning dealership network with eight locations across Florida—the highest-volume recreational boating market in the United States. The company operates waterfront showrooms and managed marinas in high-traffic areas and holds exclusive regional rights for several boat brands. This infrastructure enables in-person marketing through demos, events, and showroom-based activations.

Digital Marketing and Lead Generation

In addition to physical locations, Nautical Ventures manages centralized digital campaigns, including paid search advertising, SEO, social media, and email outreach. These digital initiatives are designed to drive traffic, capture leads, and support the full customer journey—from initial inquiry to sale.

Marine Accessories and Water Toys

Nautical Ventures also markets a wide range of marine accessories and recreational watercraft, including kayaks, paddleboards, inflatables, tenders, and other water toys. These product categories enhance customer engagement and create cross-selling opportunities that reinforce Nautical Ventures’ position as a full-service marine retailer.

Boat Shows and Seasonal Marketing

The dealership maintains a strong presence at major U.S. and international boat shows, providing exposure for both ICE and electric product offerings. Seasonal campaigns are also tailored to Florida’s unique boating calendar, optimizing regional timing for sales activity.

Forward Strategy: Financing, Services, and Recurring Revenue

Strategic Focus on Value-Added Services

Following the acquisition of Nautical Ventures, Vision Marine intends to expand its consumer offering to include enhanced financing, insurance, and after-sale service programs. While these initiatives are not yet fully operational, the existing infrastructure positions the combined entity to develop recurring revenue streams over time. Plans include the introduction of extended warranties, service subscriptions, and electric propulsion maintenance plans, which will be marketed through both digital and in-store channels.

Together, Vision Marine and Nautical Ventures represent a vertically integrated marine platform with the potential to drive growth across both propulsion and retail channels, while enabling future expansion into services and consumer financing.

Sales and Service Model

We operate a multi-channel sales and service structure across three distinct product categories: (1) high-voltage E-Motion™ electric powertrain systems, (2) internal combustion engine (ICE) boats distributed through Nautical Ventures, and (3) low-horsepower electric boats sold directly or through dealers. Our approach is designed to ensure tailored customer support and scalable service capabilities across both recreational and commercial marine applications.

1. E-Motion™ Powertrain Systems

We commercialize our proprietary high-voltage electric outboard powertrain systems through three avenues:

•

OEM Integrations: If we sell to boat manufacturers (OEMs), the powertrain will be integrated into their platforms and distributed through their own dealer networks. In these cases, the OEM will be responsible for end-customer service. Vision Marine will provide training, documentation, and ongoing technical support to enable OEM service teams to be equipped to maintain and troubleshoot our systems.

•

Third-Party Integrations with Dealer Distribution: For customers purchasing boats from a third-party manufacturer or dealer who integrates our E-Motion™ system, Vision Marine offers after-sale service through designated Nautical Ventures service bays. These installations are being equipped and staffed to handle electric propulsion diagnostics, maintenance, and upgrades, providing localized service coverage for integrated units.

•

Direct-to-Consumer Sales: In cases where customers select an E-Motion™ system to be installed on a new boat at the point of purchase—either through our network or by working with boat builders—Vision Marine facilitates installation and ongoing support. Service is delivered through Nautical Ventures locations or participating marina partners trained to support our systems, ensuring coverage for consumers who choose our technology independently of an OEM agreement.

2. Internal Combustion Engine (ICE) Boats

We sell a wide portfolio of ICE-powered recreational boats through Nautical Ventures’ Florida-based retail locations. These boats are supported through the Nautical Ventures service departments, which are certified to perform warranty and routine maintenance as per each manufacturer’s program. Our teams coordinate with manufacturers to promote high standards of post-sale support and customer care.

3. Low-Horsepower Electric Boats

Vision Marine also produces and sells a line of low-voltage electric boats, including tenders and compact cruisers, marketed through both the Vision Marine website and Nautical Ventures locations. These boats are supported either directly by our technical team in Quebec or through our dealership service centers, depending on location and warranty terms.

This structured, multi-tiered service model enables Vision Marine to meet the diverse needs of our customer base, while leveraging our growing footprint to ensure technical coverage, training, and long-term customer satisfaction across electric and ICE segments.

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

The regulatory programs that impact our business include the following:

Regulations on Hazardous Materials

As with boat dealerships generally, and parts and service operations in particular, our business involves the use, handling, storage, and contracting for recycling or disposal of hazardous or toxic substances or wastes, including environmentally sensitive materials, such as motor oil, waste motor oil and filters, transmission fluid, antifreeze, freon, waste paint and lacquer thinner, batteries, solvents, lubricants, degreasing agents, gasoline, and diesel fuels. Accordingly, we are subject to regulation by federal, state, and local authorities establishing requirements for the use, management, handling, and disposal of these materials and health and environmental quality standards, and liability related thereto, and providing penalties for violations of those standards. We are also subject to laws, ordinances, and regulations governing investigation and remediation of contamination at facilities we operate to which we send hazardous or toxic substances or wastes for treatment, recycling, or disposal.

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

Certain of our facilities own and operate underground storage tanks (“USTs”) and above ground storage tanks (“ASTs”) for the storage of various petroleum products. The USTs and ASTs are generally subject to federal, state, and local laws and regulations that require testing and upgrading of tanks and remediation of contaminated soils and groundwater resulting from leaking tanks. In addition, if leakage from Company-owned or operated tanks migrates onto the property of others, we may be subject to civil liability to third parties for remediation costs or other damages.

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

In addition to the regulation of our manufacturing operations, the EPA has adopted regulations stipulating that many marine propulsion engines meet certain air emission standards. The engines used in our products and those of third-party manufacturers that we sell, all of which are manufactured by third parties, are warranted by the manufacturers to be in compliance with the EPA’s emission standards. Furthermore, the engines used in our products must comply with the applicable emission standards under the CEPA and corresponding provincial legislation. The additional cost of complying with these regulations has increased our cost to purchase the engines and, accordingly, has increased the cost to manufacture our products.

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

Boat Safety Standards

The powerboats that we manufacture and those that we sell from third-party manufacturers must be manufactured to meet the standards of certification in the jurisdictions in which they are used or to which they are imported. This means that our powerboats must meet the standards of certification required by the U.S. Coast Guard and the Canadian Coast Guard in Canada and they must be certified to meet the European Union’s imported manufactured products standards in the European Union. These certifications specify standards for the design and construction of powerboats. We believe that all of the boats that we manufacture and/or sell meet these standards.

Safety of recreational boats in the United States is subject to federal regulation under the Boat Safety Act of 1971, which requires boat manufacturers to recall products for replacement of parts or components that have demonstrated defects affecting safety. Any recall of our boats, third-party boats that we sell or of the components in any of these boats or could result in large expenditures and tarnish our brand.

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

Our operations in the United States are governed by a patchwork of federal, state and local laws regarding workplace matters including safety, wages and unionization rights. For example, the Occupational Safety and Health Act 1994 imposes a duty on us to ensure, so far as is practicable, the safety, health and welfare at work of our employees in the United States. To date, we have not received notice from any regulatory authority of any material violations of workplace regulations.

Licensing Regulations

Certain U.S. states have required or are considering requiring a license in order to operate a recreational boat. While such licensing requirements are not expected to be unduly restrictive, regulations may decrease our pool of potential customers or discourage potential first-time buyers, thereby limiting future sales, which could adversely affect our business, financial condition, and results of operations.

Research and Development

We invest significant sums on research and development expenses to improve the products that we manufacture. For example, in the years ended August 31, 2025 and 2024, we respectively spent $1,183,963 and $2,013,775 on research and development. The majority of this research and development expense was incurred on the development and fine tuning of our E-Motion™ electric powertrain technology.

Seasonality

Our current operating results are subject to annual and seasonal fluctuations resulting from a variety of factors, including:

●	seasonal variations in retail demand for boats, with a significant majority of sales occurring during peak boating season;
●	product mix, which is driven by boat model mix and higher option order rates; while sales of all our boats generate comparable margins, sales of larger boats and boats with optional content produce higher absolute profits;
●	inclement weather, which can affect production at our manufacturing facilities as well as consumer demand, particularly for rentals;
●	competition from other recreational boat retailers and manufacturers; and
●	general economic conditions.

If we are able to sell our electric powertrains to OEMS, we do not envision that such sales will be seasonal. As building a boat is a time-consuming process, we expect that OEMs will build their boats and increase their inventory even in those seasons where sales are generally lower in preparation for the seasons of higher sales.

Legal Proceedings

Apart from the matters below, we are not involved in, or aware of, any material legal or administrative proceedings contemplated or threatened by any governmental authority or any other party.

●	In October 2024, a fire at our marina that began while employees were servicing a boat injured five employees, one fatally. In connection with this accident,
(i)	the estate of the deceased employee filed a lawsuit seeking discovery. This matter was voluntarily dismissed without prejudice on May 2, 2025. We filed a motion to dismiss the initial claim, which was granted;
(ii)	we have been named as a defendant in a suit seeking recovery for damages and lost income from the owner of a trailer damaged in the accident; and
(iii)	we are negotiating with the Occupational Safety and Health Administration for the settlement of claims concerning alleged workplace safety violations
●	On November 4, 2025, Clairitec S.A.S., a French-based supplier of battery chargers to the Company, advised that it had ﬁled a Notice of Civil Claim with the Commercial Tribunal of Bordeaux, France. The Claim alleges breach of contract, by the Company, of the supply contract it had entered with Clairitec S.A.S. on or about June 23, 2023, for the development and supply of battery chargers (the “Claim”). The stated amount of the Claim is €398,050.

As of the date of this report, no director, officer or affiliate is a party adverse to us in any legal proceeding or has an adverse interest to us in any legal proceeding.

Intellectual Property

We regard our trademarks, patents, and technological know-how, proprietary technologies and other intellectual properties as critical to our success and competitiveness. We rely on a combination of patent and trademark law, trade secret protection, confidentiality agreements with employees and contractual restrictions on intellectual property and confidentiality clauses in our agreements with third parties to protect our intellectual property rights. In addition, under the agreements we enter into with our employees and consultants, they acknowledge that the intellectual property made by them in connection with their employment or consultancy with us is our property. We also regularly monitor any infringement or misappropriation of our intellectual property rights. We do not know whether any of our patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims. Even if granted, these pending patent applications might not provide us with adequate protection.

Patents

Below is a table, with footnotes, that includes our United States patent applications as of November 28, 2025:

Property No.	Patent title	Application Number and Filling Date	Application Type	Jurisdiction	Ownership Status(1)
1.	Cryptographic Authentication of Components In An Electric Vessel	18/644,961 filed April 24, 2024	Non-Provisional	United States	Vision Marine Technologies
2.	Controlling A Cooling System Water Intake Pump of An Electric Marine Vessel	18/650,274 filed April 30, 2024	Non-Provisional	United States	Vision Marine Technologies
3.	Implementing A Torque Fuse in An Electric Marine Propulsion System	18/656,061 filed May 6, 2024	Non-Provisional	United States	Vision Marine Technologies
4.	Battery Pack for An Electric Marine Vessel	18/664,377 filed May 15, 2024	Non-Provisional	United States	Vision Marine Technologies
5.	Responding To Detecting An Error Associated With One Or More Powertrain Components Of An Electric Vessel	18/679,675 filed May 31, 2024	Non-Provisional	United States	Vision Marine Technologies
6.	Authenticating Powertrain Components Of An Electric Vessel By A Battery Management Controller	19/018,281filed January 13, 2025	Non-Provisional	United States	Vision Marine Technologies
7.	Enhancing Safety In An Electric Marine Vessel Using Independent Fault Detection Loops In A Power Distribution Unit	19/037,500 filed January 27, 2025	Non-Provisional	United States	Vision Marine Technologies
8.	Distributed Control System Architecture For An Electric Marine Vessel	19/046,708 filed February 6, 2025	Non-Provisional	United States	Vision Marine Technologies
9.	Outboard power control unit for controlling An electric motor of an outboard engine	19/060,907 filed February 24, 2025	Non-Provisional	United States	Vision Marine Technologies
10.	Adaptive Control Of A Water Pump In A Marine Propulsion System	19/074,527 filed March 10, 2025	Non-Provisional	United States	Vision Marine Technologies
11.	Establishing Secure Communication Between An Interface Device And Control Systems Of An Electric Marine Vessel	19/173,006 filed April 8, 2025	Non-Provisional	United States	Vision Marine Technologies
12.	Overload Protection For A Cooling Pump Motor In An Electric Marine Vessel	19/200,778 filed May 7, 2025	Non-Provisional	United States	Vision Marine Technologies
13.	Retrofit Cooling-Inlet Assembly For A Lower Unit Of An Electric Outboard Engine	19/377,877 filed November 3, 2025	Non-Provisional	United States	Vision Marine Technologies
(1)

The inventor of each of the five properties, Mr. Xavier Montagne, until July 2025 an executive officer of our company, has assigned each property to us pursuant to duly filed Notices of Recordation of Assignment with the United States Patent and Trademark Office.

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

We own or have filed the following United States trademark applications as of November 28, 2025, as noted below:

No.	Trademark	Owner	Country / Region	Application Number (s)	Application Date	Registration Number(s)	Registration Date	Notes
1.	E-MOTION	Vision Marine Technologies Inc.	United States	90714884	May 17, 2021	7215701	November 14, 2023
2.	PUGBOATS	Vision Marine Technologies Inc.	United States	98110317	July 31, 2023	-	-	Application suspended on April 17, 2024
3.	VISION MARINE	Vision Marine Technologies Inc.	United States	90008528	June 18, 2020		-

We own or have filed the following Canadian trademark applications as of November 28, 2025, as noted below:

No.	Trademark	Owner	Country / Region	Application Number (s)	Application Date	Registration Number(s)	Registration Date
1.	E-MOTION	Vision Marine Technologies Inc.	Canada	2106213	May 12, 2021	TMA1179146	May 10, 2023
2.	PUGBOATS	Vision Marine Technologies Inc.	Canada	2270151	July 18, 2023	-	-
3.	VISION MARINE TECHNOLOGIES SINCE 1995	Vision Marine Technologies Inc.	Canada	2033133	June 10, 2020	-	-
4.	VISION MARINE	Vision Marine Technologies Inc.	Canada	2033134	June 10, 2020	-	-

Organizational Structure

C. Organizational structure

Vision Marine Technologies Inc. is a corporation incorporated under the laws of the province of Quebec, Canada. It conducts its operations directly and through a number of subsidiaries. The following table sets forth our significant subsidiaries, their jurisdictions of incorporation, and our ownership interest in each:

Name of subsidiary	Principal activity	Country of incorporation and operation	Proportion of ownership held by the Company
7858078 Canada Inc.	Owns an electric boat rental center	Canada	100%
EB Rental Ventura Corp.	Operates an electric boat rental center	United States	100%
EB Rental FL Corp.	Operates an electric boat rental center	United States	100%
EBR Palm Beach Inc.	Operates an electric boat rental center	United States	100%
Vision Marine Technologies Corp.	Operates an electric boat service center	United States	100%
NVG Holdings Inc.	Holding company	United States	100%
Nautical Ventures Group Inc.	Operates a boat distribution center	United States	100%
Nautical Ventures North LLC	Operates a boat distribution center	United States	100%
Nautical Ventures Marine LLC	Operates a boat distribution center	United States	100%
NV Marina LLC	Operates a boat distribution center	United States	100%
Nautical Ventures West LLC	Operates a boat distribution center	United States	100%
Nautical Ventures Panhandle LLC	Operates a boat distribution center	United States	100%

D. Property, plant and equipment

We operate in various locations in Florida, Quebec and California. We believe that each of these locations provides sufficient space for the operations that are planned to occur therein over the next twelve months. The following is a brief description of those properties and our ongoing obligations in connection with such properties:

Boisbriand, Quebec – Headquarters and Manufacturing Space

Our manufacturing and office space is located in Boisbriand, Quebec, just outside of Montreal. This space is located in four adjacent units each under a separate lease with a related party. For details related to that transaction, please see “Related-Party Transactions”.

The first lease is for 3,607 square feet, has a monthly rent of approximately C$4,485. The second lease is for 3,611 square feet, has a monthly rent of approximately C$4,490. The third lease is for 3,607 square feet, has a monthly rent of approximately C$4,485. The fourth lease is for 3,564 square feet, has a monthly rent of approximately C$4,430. Each of these leases is with an entity controlled by our Chief Executive Officer. Each of these leases expires on July 31, 2026.

Ft. Lauderdale, Florida – Dealership

We operate our largest dealership in Ft. Lauderdale, Florida from two contiguous lots. The primary property serves as our main dealership showroom and sales office, featuring extensive indoor and outdoor display areas for our inventory. This facility comprises approximately 10,000 square feet in addition to a second lot of 0.46 acres of land with a 2,882 square foot building. The aggregate monthly lease payment is approximately $100,000 and terminates on May 31, 2030.

We may purchase these properties pursuant to the Real Property Option. If we elect to do so, we will likely need to obtain a source of financing to pay the mortgages on the properties that mature in February 2032.

Ft. Lauderdale, Florida – Marina and Service Center

We lease a marina and location for additional inventory storage and service operations. This facility includes a 10-acre marina, 110 wet slips, service bays, paint tents, a 50-ton travel lift, a 32,000 lb. forklift, and office space. The current monthly lease payment is approximately $40,000 and terminates on August 31, 2026.

Palm Beach, Florida – Waterfront Dealership

We operate a waterfront dealership in Palm Beach, Florida consisting of approximately 0.75 acres of land and a 6,000 square foot building. The current monthly lease payment is approximately $30,000 and terminates on May 31, 2026.

Tampa Bay, Florida – Dealership

We operate a dealership in Tampa Bay, Florida including approximately 3.1 acres of land, an 8,550 square foot showroom, and a 2,280 square foot covered area. The current monthly lease payment is approximately $25,000 and terminates on May 31, 2030.

We may purchase this property pursuant to the Real Property Option. If we elect to do so, we will likely need to obtain a source of financing to pay the mortgage on the property that matures in December 2031.

Pensacola, Florida – Waterfront Dealership

We operate a leased waterfront dealership in Pensacola, Florida. The lease commenced March 1, 2025, for a one-year term with four one-year renewal options. The monthly rent is $3,250, with annual increases of 5%.

Sarasota, Florida – Dealership

We operate a dealership in Sarasota, Florida indirectly. The original lease term ended October 31, 2024, and has been renewed for an additional five-year period with a minimum rent of $4,000 per month. The property includes a 1,464 square foot building on less than one acre of land and is used for boat sales and display, as well as service operations.

Palm City, Florida – Yacht Tender Service

We operate a yacht tender service property in Palm City, Florida. The property consists of 0.13 acres of land and a 6,360 square foot warehouse. The current monthly lease payment is approximately $9,000 and terminates on May 31, 2030.

We may purchase this property pursuant to the Real Property Option. If we elect to do so, we will likely need to obtain a source of financing to pay the mortgage on the property that matures in July 2032.

Riviera Beach, Florida – Kayak Rentals

We operate a kiosk providing kayak rentals in Riviera Beach, Florida which is licensed from the City of Riviera Beach, Community Redevelopment Agency under a license agreement with Seven Kings Management, Inc. The current license term runs from December 1, 2024, to November 30, 2025, with a monthly license fee of $1,250 plus applicable sales tax. The agreement is subject to annual renewal.

Ventura, California – Electric Boat Rentals

We lease a kiosk and two slips for our rental business at the Ventura Portside Marina in Ventura, California. In exchange for use of the space and common areas in the facility, we pay a monthly rent of approximately $2,500. The lease expires on March 31, 2027.

Ft. Lauderdale, Florida – Water Sports Warehouse

We lease a warehouse in Lauderdale, Florida consisting of approximately 5,157 square feet. The lease commenced July 1, 2024, for a three-year term with one two-year renewal option. The monthly base rent is $11,500 for the first two years, increasing to $11,845 thereafter.

On October 1, 2021, we entered into a lease agreement with the developers of Waves at Dania Beach, Florida to rent office space as well as slip space for twenty-five electric boats, for monthly rent of approximately $10,000, which lease expires on October 1, 2027. Monthly rent is payable upon the completion of the Dania Beach, Florida development, which as of the date of this annual report is anticipated to be completed by April 2026.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our discussion and analysis of the financial condition and results of operations for the fiscal years ended August 31, 2025 and 2024 is included in Exhibit 99.2 to our report on Form 6-K filed on November 28, 2025 and is incorporated herein by reference.

Results of Operations for the Year Ended August 31, 2024 as Compared to the Year Ended August 31, 2023

Revenue for the fiscal year ended August 31, 2024 was $2,789,650 (August 31, 2023: $4,201,685); the decrease of 34% resulted from a decrease in the revenue generated by the Company’s rental operations which was partially offset by an increase in sales of electric boats. The Company’s gross profit remained relatively flat at $1,101,543 (August 31, 2023: $1,138,105) despite the decrease in sales due largely to the onerous provision of $68,076 for an expected loss on sales of E-Motion™ recorded during the corresponding prior period. The following provides an analysis of the sale of electric boats and revenue from rental operations:

	Fiscal year ended	Fiscal year ended	Increase
	August 31, 2024	August 31, 2023	(Decrease)
Sale of Electric Boats	1,343,410	1,200,985	12%
Rental of electric boats	1,446,240	3,000,700	(52)%
	$2,789,650	$4,201,685	(34)%

During the fiscal year ended August 31, 2024, the Company incurred a net loss of $10,383,171 compared to a net loss of $15,504,780 for the corresponding prior period. The decrease in net loss was due primarily to lower operating costs, as well as non-operating items such as an increase in net finance income offset by a goodwill impairment loss of $6,372,394 incurred in the year (see explanation above). Overall, the Company’s operating expenses for the fiscal year ended August 31, 2024 were $10,832,714 (August 31, 2023: $16,175,743), representing a 33% decrease when compared to the corresponding prior period.

The following variances were observed for the fiscal year ended August 31, 2024:

●	Research and development costs for the fiscal year ended August 31, 2024 were $2,013,775 (August 31, 2023: $4,237,638); the decrease was due to the Company moving towards the production of its E-Motion™ powertrains, thus reducing research and development costs during the period which was partially offset by the fitting of the Company’s E-Motion™ powertrains to third party prototypes for testing purposes.
●	Office salaries and benefits for the fiscal year ended August 31, 2024 were $2,431,670 (August 31, 2023: $2,981,097). The decrease is due to reduced staffing since the beginning of the current fiscal year.
●	Selling and marketing expenses for the fiscal year ended August 31, 2024 decreased to $1,486,975 (August 31, 2023: $2,577,740) due to less attendance at boat shows, and decreased marketing and investor relations costs.
●	Professional fees for the fiscal year ended August 31, 2024 decreased to $2,390,369 (August 31, 2023: $2,795,676) due to a decrease in fees paid to advisors to the Company.
●	Office and general expenses for the fiscal year ended August 31, 2024 were $1,736,686 (August 31, 2023: $2,302,420). The decrease is due to cost-cutting measures the Company began implementing since the beginning of the current fiscal year.
●	Share-based compensation for the fiscal year ended August 31, 2024 decreased to $162,301 (August 31, 2023: $843,784), as the Company granted 76 stock options during the fiscal year ended August 31, 2024. The costs include past grants of stock options which are recognized when the stock options are vested. The Company recognizes compensation expense for option grants based on the fair value at the date of grant using the Black-Scholes valuation model.
●	For the fiscal year ended August 31, 2024, the Company realized net finance income of $5,498,656 (August 31, 2023: net finance expense of $766,477). This positive variance was caused primarily by gains on derivative liabilities related to the fair value adjustments caused by the issuance of warrants and preferred shares which are classified as derivative liabilities for accounting purposes rather than equity, partially offset by transaction costs related primarily to the Series A and B Convertible Preferred Share issuances and a loss incurred on the exchange of warrants which occurred on August 16, 2024.

In addition to the above, the Company incurred an impairment on an investment in the corresponding prior period. The Company impaired its investment in convertible debentures in The Limestone Boat Company due to its announcement that its wholly-owned subsidiaries have filed for voluntary petitions for relief under Chapter 7 of the Bankruptcy Code of the U.S. Bankruptcy Court for the Middle District of Tennessee. As a result, the Company had impaired 100% of the value of its investment in Limestone during the fiscal year ending August 31, 2023 realizing a loss of $1,958,514. No loss or gain related to this investment was recognized in the fiscal year ending August 31, 2024.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the names and ages of all of our directors and executive officers.

Name, Province/State and Country of Residence	Age	Position	Director/Officer Since
Alexandre Mongeon / Florida, United States	50	Chief Executive Officer and Director	August 2014

Raffi Sossoyan / Quebec, Canada	55	Chief Financial Officer	March 2024

Roger Moore / Florida, United States	79	Chief Revenue Officer	June 2025

Daniel Rathe / Missouri, United States	36	Chief Technical Officer	July 2025

Maxime Poudrier/ Quebec, Canada	34	Chief Operating Officer	August 2025

Pierre-Yves Terrisse / Québec, Canada	57	Director	February 2025

Steve P. Barrenechea / California, United States	67	Director	September 2020

Luisa Ingargiola / Florida, United States	58	Director	September 2020

Dr. Phillipe Couillard / Quebec, Canada	68	Director	September 2023

Business Experience

The following summarizes the occupation and business experience during the past five years or more for our executive officers and directors as of the date of this Annual Report:

Alexandre Mongeon, -- Chief Executive Officer and Director

Alexandre Mongeon is a co-founder and the Chief Executive Officer of the Company. Since his arrival in 2014, he has brought his extensive experience in leading marine technology ventures with a focus on innovation, sustainability, and global market growth. Under his leadership, the Company has become a pioneer in electric marine propulsion, developing the award-winning e-Motion™ electric outboard and forging key strategic partnerships to drive international expansion. He played a central role in the development of the Ozark 2023, the world’s fastest electric boat, which reached a record speed of 116 mph. Mr. Mongeon has demonstrated a consistent ability to drive operational excellence, scale global sales, and position the Company as a leader in clean recreational boating technologies. Mr. Mongeon is a graduate of the School of Construction in Laval, Quebec with a specialization in electricity.

Raffi Sossoyan, -- Chief Financial Officer

Raffi Sossoyan is a chartered professional accountant with over 25 years of multinational and multidisciplinary experience in various aspects of the accounting, finance, treasury, risk management and taxation functions. Prior to joining us, Mr. Sossoyan held various senior management positions at Velan Inc., a Canadian multinational company listed on the Toronto Stock Exchange (TSX) from January 2010 to August 2018, and again from August 2021 to October 2023. At Velan Inc., Mr. Sossoyan most recently served as the Vice President, Corporate Treasury where he managed financial operations. Additionally, Mr. Sossoyan served as Chief Financial Officer at Valtech Fabrication, Inc. from 2018 to 2021. Since 2013, Mr. Sossoyan has served on the board of directors of the Canadian Armenian Business Council, a non-profit corporation that serves and promotes the Armenian business community and all of its professionals in the Canadian and North American markets.

Roger Moore – Chief Revenue Officer

Roger Moore is a trailblazing entrepreneur who has the distinction of having sailed around the world on a 13-year, 42,000 nautical mile journey. His firsthand experience as a seasoned boater drives his visionary approach to business, making him a true authority in the maritime industry. Upon returning from his nautical journey to Fort Lauderdale, FL, Mr. Moore co-founded Quality Power and Sail, LLC in 2003. Under his leadership, it expanded into a diversified marine conglomerate known today as Nautical Ventures. He lives full-time on an 84-foot expedition yacht, providing him with intimate knowledge of the marine industry from vessel mechanics to customer needs.

Daniel Rathe – Chief Technical Officer

Daniel Rathe brings over seven years of technical leadership experience in energy storage system integration and development, complemented by over a decade of entrepreneurial business management experience. During his tenure at Spear Power Systems from 2018 to 2023, Mr. Rathe was placed in roles with increasing responsibility, establishing manufacturing operations, and serving as the Global Service Manager for maritime energy storage systems (“ESS”) up to 3MWh across international markets. He drove engineering changes from in-field feedback, leading ESS integration projects for high-profile customers, including the pair of flagship Maid of the Mist electric boats in Niagara Falls, NY. Mr. Rathe played a critical role in manufacturing process development, quality validation, and certification compliance for DNV-GL, ABS, and USCG classed vessels. His technical expertise encompasses high-voltage systems and advanced manufacturing standards, supported by specialized certifications in high voltage training and IPC-JSTD quality protocols. He holds a Bachelor of Science degree in Construction Management from Missouri State University.

Maxime Poudrier– Chief Operating Officer

Maxime Poudrier served as Head of Growth & Strategic Partnerships at the Company since 2022 and was promoted to the position of the Company’s Chief Operating Officer in August 2025. Prior to that, he delivered M&A advisory and strategic consulting services to major companies in Europe, Canada, and the United States, including ArcelorMittal, and provided consulting services to the Company beginning in 2021. Mr. Poudrier’s current senior leadership responsibilities include focusing on operational integration, strategic acquisitions, and international growth initiatives in the marine and electrification sectors. He has successfully completed an executive education at Harvard Business School.

Pierre-Yves Terrisse -- Director

Pierre-Yves is currently Vice-President Corporate Development at NanoXplore (TSX-GRA), a world leader in graphene production with applications varying from transportation to plastic and drilling fluid. Prior to that, Pierre-Yves was Managing Director Investment Banking for a major Canadian financial institution with more than $13B of market capitalization. From 2013 to 2022, Mr. Terrisse was instrumental in building Ventum Capital Markets (formally Echelon Wealth Partners) Quebec institutional presence and leadership through multiple financial transactions. From 2006 to 2012, Pierre-Yves was Vice-President Dundee Capital Market, privatized by Dundee Corporation in 2012. Pierre-Yves started his career in finance (capital markets) and has a sell-side analyst covering the technology and industrial sectors for leading independent Canadian investment banks from 1996 to 2006.

Steve P. Barrenechea -- Director

Steven P. Barrenechea has served as Executive Vice President of ALG Corp. since 2006, which is a transactional investment banking and advisory firm active in the oil and gas, industrial gases, robotics, and technology sectors. Mr. Barrenechea specializes in board protocol and investor outreach. Since 2023, Mr. Barrenechea has also served as a consultant to Indrocorp Technologies, Inc. (dba “Indrotek”), a privately held company focused on innovative robotics and AI software solutions for both commercial and military applications, including cutting-edge counter-drone technologies. He is also a Director of Innov8 Gases Corp., a privately held company engaged in the development of helium and green hydrogen resources in the Holbrook Basin, Arizona. From 2001 to 2003, Mr. Barrenechea served as interim CEO during the early stages of Dune Energy, Inc., helping guide its predecessor through significant growth into a $1 billion enterprise producing 4,500 BOE/day, with operations onshore in Texas and Louisiana, and offshore in Gulf of Mexico state waters. He served on Dune Energy’s Board of Directors from its founding in 2001 until 2010. Earlier in his career, Mr. Barrenechea was the founder and CEO of Coastal Restaurants, Inc. (1993–2004), which operated multiple locations across New York and Connecticut before being sold in 2004. Mr. Barrenechea has been active in various charitable organizations including the American Cancer Society and the National Multiple Sclerosis Society. He has previously served on the Boards of the Connecticut Chapter of the American Red Cross, the Connecticut Child Guidance Center, and The Creative Coalition. He holds a B.B.A. from the Leonard N. Stern School of Business at New York University and currently resides in Los Angeles, California.

Luisa Ingargiola – Director

Luisa Ingargiola has been Chief Financial Officer of Avalon GloboCare Corp. (Nasdaq: ALTB) since February 2017. Ms. Ingargiola has served as a Director and Audit Committee Chair of Vision Marine Technologies Inc. (Nasdaq: VMAR) since December 2020, BioCorRx Inc. (OTCQB: BICX) since April 2018, a Director of Fusion Fuel Green PLC (Nasdaq: HTOO) since February 2025, where she serves on the board’s Audit (Chair), Nominating and Compensation Committees, and as a Director of Dragonfly Energy Holdings Corp. (Nasdaq: DFLI) since June 2021. Ms. Ingargiola was also a Director and Audit Committee Chair of AgEagle Aerial Systems Inc. (NYSE American: UAVS) from May 2018 to November 2022 and Siyata Mobile from December 2020 to December 2021, and served as a Director of Xos, Inc. from March 2024 to June 2025, ElectraMeccanica Vehicles Corp. from March 2018 to March 2024 (when it was acquired by Xos), and Progress Acquisition Corp. from November 2020 to February 2023. Ms. Ingargiola graduated from Boston University with a bachelor’s degree in Business Administration and a concentration in Finance. She also received a Master of Health Administration from the University of South Florida.

Dr. Phillipe Couillard -- Director

From 2014 to 2018, Dr. Couillard served as the 31st Premier (First Minister) of Quebec. Prior to that, Dr. Couillard served as the Minister of Health for the province of Quebec from 2003 to 2008. Dr. Couillard also served as a Member of the National Assembly from 2003 to 2008 and from 2013 to 2018. Dr. Couillard is currently a member of various boards of directors, including Diagnos (TSX: ADK.V) and Revera Inc. He is a senior advisor at Strategy Corp, a consulting firm and the co-founder of Eleqtrion, a startup developing an aluminum-ion battery. Dr. Couillard was previously a member of the board of directors of the Canadian Cancer Society (2019-2023). Dr. Couillard began his career practicing neurosurgery internationally from 1985 to 2003, when he began his political career. Dr. Couillard served as Chief Surgeon in the Department of Neurosurgery at the Hôpital Saint-Luc in Montréal from 1989 to 1992 and was chairman of surgery at the University of Sherbrooke from 1996 to 2003. Dr. Couillard also co-founded the Dhahran Department of Neurosurgery in Saudi Arabia, where he practiced from 1992 to 1996. Dr. Couillard received his medical degree in 1979 and completed his specialty training in neurosurgery in 1985 at the Université de Montréal.

Family Relationships

There are no family relationships among any of our directors and executive officers.

B. Compensation

We had five Named Executive Officers during our fiscal year ended August 31, 2025: Alexandre Mongeon, our Chief Executive Officer; Raffi Sossoyan, our Chief Financial Officer; Maxime Poudrier, our Chief Operating Officer; Roger Moore, our Chief Revenue Officer; and Xavier Montagne, our former Chief Technology and Chief Operating Officer.

Compensation of Executive Officers

The following table sets forth all annual and long-term compensation for services in all capacities to our Company during the fiscal periods indicated in respect of the executive officers set out below:

			Share-	Option-		Long		All
Named Executive			based	based	Incentive	term	Pension	Other	Total
Officer		Salary	awards	awards	Plan	Incentive	Value	Compensation	Compensation
and Principal Position	Year	($)	($)	($)	($)	Plan ($)	($)	($)	($)
Alexandre Mongeon	2025	548,187	Nil	Nil	177,084	Nil	Nil	Nil	725,271
Chief Executive Officer	2024	430,209	Nil	Nil	Nil	Nil	Nil	Nil	430,209
Raffi Sossoyan(1)	2025	200,344	Nil	Nil	35,804	Nil	Nil	Nil	236,148
Chief Financial Officer	2024	198,273	28,723	Nil	Nil	Nil	Nil	17,535	244,531
Maxime Poudrier(2)	2025	120,214	12,800	Nil	Nil	Nil	Nil	12,667	145,681
Chief Operating Officer	2024	106,386	Nil	Nil	Nil	Nil	Nil	13,399	119,785
Daniel Rathe(3)	2025	159,153	Nil	2,074	Nil	Nil	Nil	Nil	161,227
Chief Technical Officer	2024	142,504	Nil	Nil	Nil	Nil	Nil	Nil	142,504
Roger Moore(4)	2025	66,209	Nil	Nil	Nil	Nil	Nil	Nil	66,209
Chief Revenue Officer	2024	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Xavier Montagne(5)	2025	189,591	100,001	12,811	Nil	Nil	Nil	Nil	302,403
Former Chief Technology Officer and Chief Operating Officer	2024	256,932	Nil	39,436	Nil	Nil	Nil	Nil	296,368
(1)	Raffi Sossoyan became Chief Financial Officer of the Company effective March 1, 2024.
(2)	Maxime Poudrier became Chief Operating Officer of the Company effective August 25, 2025.
(3)	Daniel Rathe became Chief Technical Officer of the Company effective July 16, 2025.
(4)	Roger Moore became Chief Revenue Officer of the Company effective June 20, 2025.
(5)	Xavier Montagne resigned as Chief Technology Officer and Chief Operating Officer of the Company effective July 11, 2025. The amounts in the table above include his compensation received from the Company up to that date.

Executive Compensation Agreements

Alexandre Mongeon, Chief Executive Officer

On February 27, 2024, we entered into an Amending Agreement to the Executive Compensation Agreement with Alexandre Mongeon, our Chief Executive Officer (the “Amending Agreement”) which was originally entered into on March 1, 2021. In addition to maintaining the terms and provisions of the original Executive Compensation Agreement, the Amending Agreement provides to Mr. Mongeon share-based compensation of up to 445 restricted common shares of the Company conditional upon the Company achieving certain levels of market capitalization value for a 21-day period, starting at $100,000,000. The Amending Agreement also provides Mr. Mongeon with up to $750,000 in cash bonuses conditional upon the Company achieving certain levels of earnings before interest, taxes, depreciation and amortization in a fiscal year, starting at C$10,000,000.

On September 25, 2025, Vision Marine Technologies Corp, our wholly owned subsidiary incorporated in the State of Delaware, entered into an executive employment agreement (the “Mongeon Employment Agreement”) with Alexandre Mongeon, effective as of September 25, 2025, which replaced the Amending Agreement. The Mongeon Employment Agreement renews Mr. Mongeon’s employment as our CEO for a five-year term ending September 24, 2030, unless terminated earlier. Pursuant to the Mongeon Employment Agreement, Mr. Mongeon was granted (i) an annual base salary of $600,000, subject to annual review; (ii) a one-time issuance of 285,000 of our common shares as a bonus for completing the Nautical Ventures acquisition and relocating to the State of Florida; (iii) eligibility for cash bonuses up to $750,000 ($200,000 at $15 million, $250,000 at $25 million, and $300,000 at $35 million) and up to of our 500,000 common shares (150,000 at $15 million, 150,000 at $25 million, and 200,000 at $35 million) upon achieving specified “market cap milestones” (a market capitalization of $15 million, $25 million, and $35 million, in each instance maintained for 10 consecutive trading days (the “Milestones”)); (iv) a discretionary annual bonus target of 50% of base salary (maximum 100%); (v) six weeks of paid vacation; (vi) a one-time $20,000 relocation payment, monthly housing allowance of $12,000, and monthly car allowance of $2,000; and (vii) severance, including 12 months’ base salary upon termination by us without cause or by him for good reason, with enhanced severance (two times base salary) upon a change in control. The Mongeon Employment Agreement includes standard non-competition, non-solicitation, and confidentiality obligations. The Mongeon Employment Agreement was approved by our Compensation Committee on September 23, 2025.

Concurrently, we entered into a restricted share unit agreement (the “RSU Agreement”) with Mr. Mongeon, granting 500,000 restricted share units (“RSUs”) that gradually vest upon achieving the Milestones set out in the Mongeon Employment Agreement. The RSUs are governed by our Restricted Share Unit Plan (the “RSU Plan”) that was adopted by the Board of Directors on September 12, 2025. The RSU Plan limits issuances to 10% of the Company’s issued and outstanding common shares (subject to other security-based compensation plans) and restricts any participant from receiving more than 70% of available common shares in any 12-month period, unless disinterested shareholder approval is obtained. The Company intends to seek such approval at its next annual general meeting. The RSU Agreement and RSU Plan were also approved by our Compensation Committee. In connection with out continued listing requirements on Nasdaq, the approval of the RSU Plan and the grant of equity awards thereunder were done without shareholder approval in reliance on the “home country” exemption provided by Nasdaq Rule

These arrangements align management incentives with shareholder value creation and are material compensatory plans for a named executive officer.

Raffi Sossoyan, Chief Financial Officer

On March 1, 2024, we entered into an Executive Compensation Agreement with Raffi Sossoyan, our Chief Financial Officer (the “Sossoyan Agreement”), which replaced our prior Employment Agreement with him of September 2023. Pursuant to the terms and provisions of the Sossoyan Agreement: (a) Mr. Sossoyan is appointed as our Chief Financial Officer and will undertake and perform the duties and responsibilities normally and reasonably associated with such office; (b) we shall pay to Mr. Sossoyan a gross annual net salary of C$260,000 (the “Annual Base Salary”); (c) pay Mr. Sossoyan a signing bonus of C$50,000 payable in our common shares conditional upon his remaining in our service for a minimum of 12 months, (d) provide Mr. Sossoyan with employee benefits, if and when such benefits have been adopted by us, including group health insurance, accidental death and dismemberment insurance, travel accident insurance, group life insurance, short-term disability insurance, long-term disability insurance, drug coverage and dental coverage (the “Group Benefits”); (e) Mr. Sossoyan is eligible to receive a discretionary bonus of up to 25% of his Annual Base Salary; and (e) Mr. Sossoyan will be entitled to five weeks’ paid annual vacation per calendar year.

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

Roger Moore, Chief Revenue Officer

On June 20, 2025, we entered into an Employment Agreement with Roger Moore, our Chief Revenue Officer (the “Moore Agreement”). Pursuant to the terms and provisions of the Moore Agreement: (a) Mr. Moore is appointed as our Chief Revenue Officer and will undertake and perform the duties and responsibilities normally and reasonably associated with such office; (b) we shall pay to Mr. Moore a gross annual net salary of $350,000 (the “Annual Base Salary”); (c) provide Mr. Moore with employee benefits, if and when such benefits have been adopted by us, consistent with the our similarly situated employees (the “Group Benefits”); (d) Mr. Moore is eligible to receive a discretionary bonus; and (e) Mr. Moore will be entitled to twenty days’ paid annual vacation per calendar year.

We may terminate the employment of Mr. Moore under the Moore Agreement without any notice and with cause, provided that we pay Mr. Moore all amounts accrued through the date of such termination and any permitted reimbursable expenses. We may terminate the employment of Mr. Moore under the Moore Agreement without any notice and without cause, provided that we pay the same amounts as if we had terminated for cause as well as three months’ Annual Base Salary. Mr. Moore may terminate his employment under the Moore Agreement for any reason by providing without providing advance notice in writing to us.

Maxime Poudrier, Chief Operating Officer

On August 25, 2025, we entered into an Employment Agreement with Maxime Poudrier, our Chief Operations Officer (the “Poudrier Agreement”). Pursuant to the terms and provisions of the Poudrier Agreement: (a) Mr. Poudrier is appointed as our Chief Operations Officer and will undertake and perform the duties and responsibilities normally and reasonably associated with such office; (b) we shall pay to Mr. Poudrier a gross annual net salary of $150,000 (the “Annual Base Salary”); (c) provide Mr. Poudrier with a relocation incentive of $10,000, a monthly housing allowance of $1,500 and a monthly payment of $1,000 if we do not have health insurance plan in place in which he can participate, (d) Mr. Poudrier with employee benefits, if and when such benefits have been adopted by us, consistent with the our similarly situated employees (the “Group Benefits”); (d) Mr. Poudrier is eligible to receive a $10,000 upon the achievement of certain milestones to be agreed upon as well as a discretionary bonus; (e) Mr. Poudrier is to receive a commission equal to 2% of the transaction value on any contract of boat sales, powertrain sales, partnership agreement, or other commercial transaction directly generated through his efforts as well as any merger, acquisition, corporate fusion, or sale (in whole or in part) of our powertrain division, provided that the Employee has materially contributed to the initiation, negotiation, or execution of such transaction and (f) Mr. Poudrier will be entitled to four weeks’ paid annual vacation per calendar year.

We may terminate the employment of Mr. Poudrier under the Poudrier Agreement with cause without any notice, provided that we pay Mr. Poudrier all amounts accrued through the date of such termination and any permitted reimbursable expenses. We may terminate the employment of Mr. Poudrier under the Poudrier Agreement with 60 day’s notice without cause, provided that we pay the same amounts as if we had terminated for cause as well as twelve months’ Annual Base Salary. In such a circumstance, Mr. Poudrier will remain eligible to receive a 2% commission on any contract of boat sale, sale of the powertrain division or related transactions that occurred twelve months after his termination and that resulted from his involvement.

Daniel Rathe, Chief Technical Officer

On July 16, 2025, we entered into an Employment Agreement with Daniel Rathe, our Chief Technical Officer (the “Rathe Agreement”). Pursuant to the terms and provisions of the Rathe Agreement: (a) Mr. Rathe is appointed as our Chief Technical Officer and will undertake and perform the duties and responsibilities normally and reasonably associated with such office; (b) we shall pay to Mr. Rathe a gross annual net salary of $160,000 (the “Annual Base Salary”); (c) provide Mr. Rathe with a monthly housing allowance of $1,500 and a monthly payment of $1850 if we do not have health insurance plan in place in which he can participate, (d) Mr. Rathe with employee benefits, if and when such benefits have been adopted by us, consistent with the our similarly situated employees (the “Group Benefits”); (d) Mr. Rathe is eligible to receive a $5,000 upon the filing of each patent; (e) Mr. Rathe is to receive a commission equal to 1% of on any contract of sale or partnership directly generated through his efforts and (f) Mr. Rathe will be entitled to four weeks’ paid annual vacation per calendar year.

We may terminate the employment of Mr. Rathe under the Rathe Agreement with cause without any notice, provided that we pay Mr. Rathe all amounts accrued through the date of such termination and any permitted reimbursable expenses. We may terminate the employment of Mr. Rathe under the Rathe Agreement with 60 day’s notice without cause, provided that we pay the same amounts as if we had terminated for cause as well as twelve months’ Annual Base Salary.

Director Compensation

The following table sets forth the value of all compensation paid to the directors, excluding Alexandre Mongeon who is paid as an officer and not as a director, during the fiscal years ended August 31, 2025 and 2024:

			Share-	Option-
		Fees	based	based	Plan	Pension	All other
	Fiscal	earned	awards	awards	compensation	value	compensation	Total
Name	Year	($)	($)	($)	($)	($)	($)	($)
Steve P. Barrenechea	2025	48,076	33,343	Nil	Nil	Nil	Nil	81,419
	2024	26,246	38,884	Nil	Nil	Nil	Nil	65,130
Anthony Cassella(1)	2025	35,040	28,131	2,904	Nil	Nil	Nil	66,075
	2024	10,413	21,111	35,095	Nil	Nil	Nil	66,619
Philippe Couillard(2)	2025	55,237	Nil	278	Nil	Nil	Nil	55,515
	2024	18,685	Nil	29,721	Nil	Nil	37,361	85,767
Luisa Ingargiola	2025	48,076	33,343	Nil	Nil	Nil	Nil	81,419
	2024	26,246	38,884	Nil	Nil	Nil	Nil	65,130
Carter Murray(3)	2025	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2024	Nil	Nil	Nil	Nil	Nil	83,331	83,331
Mario Saucier(4)	2025	Nil	2,987	Nil	Nil	Nil	Nil	2,987
	2024	16,781	20,993	Nil	Nil	Nil	5,072	42,846
Pierre-Yves Terrisse(5)	2025	29,242	Nil	Nil	Nil	Nil	Nil	29,542
	2024	Nil	Nil	Nil	Nil	Nil	Nil	Nil
(1)	On January 26, 2024, the Board appointed Mr. Anthony Cassella as a member of the Board. He resigned as a director on July 11, 2025.
(2)	On September 8, 2023, the Board appointed Dr. Philippe Couillard as a member of the Board.
(3)	On April 2, 2024, Mr. Carter Murray resigned as a member of the Board.
(4)	On March 26, 2024, Mr. Mario Saucier resigned as a member of the Board.
(5)	On February 7, 2025, the Board appointed Mr. Pierre-Yves Terrisse as a member of the Board.

Outstanding Option-based Awards for Named Executive Officers and Directors

The following table reflects all option-based awards for each current Named Executive Officer and director outstanding as at August 31, 2025. We do not have any other equity incentive plans other than our Share Option Plan.

Option–based Awards
	Number of
	Securities
Named	Underlying
Executive	Unexercised
Officer	Options	Option exercise	Option expiration
or Director	(#)(1)	price ($)	date
Alexandre Mongeon, Chief Executive Officer	16	$5,683.50	March 25, 2030
Dr. Philippe Couillard, Director	38	$4,630.50	December 29, 2028
Maxime Poudrier, Chief Operating Officer	4	$6,088.50	November 30, 2027
Daniel Rathe, Chief Technical Officer	2,000	$6.61	July 25, 2030
(1)	These options to purchase common shares were issued pursuant to our Share Option Plan which is summarized in this Annual Report in the section entitled “Executive Compensation - Share Option Plans and Share options- 2020 Share Option Plan”.

Incentive Plan Awards

We did not have any incentive plan awards with respect to officers and directors during the fiscal year ended August 31, 2025.

Pension Benefits

We do not have any defined benefit pension plans or any other plans providing for retirement payments or benefits.

Termination of Employment and Change of Control Benefits

Details with respect to termination of employment and change of control benefits for our directors and executive officers is reported above under the section titled “Executive Compensation Agreements.”

Share Option Plans and Share Options

The following table sets forth, as at August 31, 2025, the equity compensation plans pursuant to which our equity securities may be issued:

Number of
securities remaining
available
	Number of		for future
	securities to		issuance
	be issued	Weighted -	under equity
	upon exercise	average exercise	compensation
	of outstanding	price	plans (excluding
	options, warrants	of outstanding	Securities
	and	options, warrants	reflected in
	rights	and rights ($)	column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	2,308	$5,548.26	—
Equity compensation plans not approved by securityholders	500,000	N/A	—
Total	502,308	N/A	—

Share Option Plan

On March 27, 2025, our Board adopted an amendment and restatement to our Stock Option plan adopted in April 2021 our Share Option Plan (as amended and restated, the “Share Option Plan”) under which the maximum number of common shares which may be reserved for issuance under the Share Option Plan shall be the lesser of:

(i)	10% of the Company’s issued and outstanding common shares, including previously granted stock options; and
(ii)

such number of common shares as, when combined with all other common shares subject to grants under the Company’s other share compensation arrangements (including the RSU Plan) would not exceed 10% of the Company’s outstanding common shares.

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

As of August 31, 2025, we had 2,308 stock options outstanding under the Share Option Plan. All of these options have exercise prices far in excess of the current market value of our common shares ranging from an exercise price of $6.61 per share to $16,003.13 per share.

Restricted Shares Unit Plan

On September 12, 2025, our Board adopted a Restricted Share Unit Plan (the “RSU Plan”) with each restricted shares unit representing the right to receive one common share. The RSU Plan limits issuances of restricted share units representing no more than 10% of our issued and outstanding common shares (subject to other security-based compensation plans) and restricts any participant from receiving more than 70% of available common shares in any 12-month period, unless disinterested shareholder approval is obtained for each item. Without such shareholder approval, we are limited to issuing a total 500,873 restricted shares units, of which the most any participant may receive in any twelve month period is 350,611. Our Board intends to seek such approval at our next annual general meeting.

As of the date hereof, we have entered into one restricted share unit agreement, that with Mr. Mongeon on September 25, 2025, granting 500,000 restricted share units that gradually vest upon achieving certain milestones (150,000 at a market capitalization of $15 million, 150,000 at a market capitalization of $25 million, and 200,000 at a market capitalization of $35 million) and is also subject to shareholder approval at our next annual meeting of shareholders.

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

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics (the “Code”) that applies to our directors, officers and other employees. The Code was filed as an exhibit to amendment number 2 to our registration statement on Form F-1 on September 22, 2020. During the year ended August 31, 2025, no waivers or requests for exemptions from the Code were either requested or granted. The Code may be viewed on our website at https://investors.visionmarinetechnologies.com.

D. Employees

As of November 28, 2025, we employed a total of 154 people full-time. All of our employees were employed at our principal executive offices in Boisbriand, Québec, Newport, California and our locations in Florida. None of our employees are covered by a collective bargaining agreement.

The breakdown of full-time employees by main category of activity is as follows:

	As of November 28,	As of August 31,	As of August 31,	As of August 31,
Activity	2025	2025	2024	2023
Administration	30	30	9	34
Operations (Production, logistics and maintenance)	22	22	7	7
Sales and marketing	41	41	4	5
Servicing	61	61	Nil	Nil

E. Share Ownership

For information regarding the share ownership of our directors and executive officers, see “Item 6.B, Compensation” and “Item 7.A, Major Shareholders.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of our common shares as of November 28, 2025 by (a) all our directors; (b) all our executive officers, and (c) all our executive officers and directors as a group. We do not know of any person who beneficially owns 5% or more of our outstanding common shares. Except as otherwise indicated, all persons listed below have (i) sole voting power and investment power with respect to their common shares, except to the extent that authority is shared by spouses under applicable law, and (ii) record and beneficial ownership with respect to their common shares.

		Percentage of
	Common Shares	Common Shares
	Beneficially	Beneficially
Name	Owned (1)	Owned (2)
Directors and Executive Officers:
Alexandre Mongeon, Chief Executive Officer, Director(3)	286,037	5.4%
Roger Moore, Chief Revenue Officer(8)	687,469	12.1%
Maxime Poudrier, Chief Operating Officer(11)(12)	1,004	*	%
Raffi Sossoyan, Chief Financial Officer	14,702	*	%
Daniel Rathe, Chief Technical Officer(9)(10)	501	*	%
Steve P. Barrenechea, Director(4)	4,744	*	%
Luisa Ingargiola, Director(5)	4,744	*	%
Dr. Philippe Couillard, Director(6)	38	*	%
Pierre-Yves Terrisse, Director(7)	Nil	*	%
All Directors and Executive Officers as a Group (Nine Persons)	999,239	16.7%

*Under 1%

(1)	Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the number of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of common shares actually outstanding on November 28, 2025.
(2)	The percentage is calculated based on (i) 5,008,735 common shares that were outstanding as of November 28, 2025 and (ii) common shares deemed to be beneficially owned by such person or group if the person or group has the right to acquire the common shares within 60 days of the date as of which the information is provided.
(3)	Includes 16 common shares underlying options that have vested or will vest within the next 60 days. Under the terms of the Mongeon Employment Agreement, Alexandre Mongeon will be issued 285,000 of our common shares as compensation for moving his entire family to Southern Florida. The common shares will be issued once the move is completed.
(4)	Includes 45 common shares underlying options that have vested or will vest within the next 60 days.
(5)	Includes 45 common shares underlying options that have vested or will vest within the next 60 days.
(6)	Includes 38 common shares underlying options that have vested or will vest within the next 60 days.

(7)	Pierre-Yves Terrisse was appointed to our Board of Directors in February 2025.
(8)	Roger Moore was appointed our Chief Revenue Officer in June 2025. Mr. Moore does hold 9 of our common shares, but he beneficially owns (a) 93% of the common shares underlying a $3,586,645 convertible note, (b) 93% of the common shares underlying a $2,000,000 convertible note, each convertible at USD$8.624 per share and (c) 85,004 common shares issuable as part of the share consideration for the acquisition of Nautical Ventures.
(9)	Daniel Rathe was appointed our Chief Technical Officer in July 2025.
(10)	Includes 332 common shares underlying options that have vested or will vest within the next 60 days.
(11)	Maxime Poudrier was appointed our Chief Operating Officer in August 2025.
(12)	Includes 4 common shares underlying options that have vested or will vest within the next 60 days.

The information as to shares beneficially owned, not being within our knowledge, has been furnished by each of our officers and directors, all directors and executive officers as a group, and each person who is known to us to own beneficially more than 5% of our common shares.

As of November 20, 2025, there were 35 holders of record of our common shares in the United States including CEDE & Co., which is a nominee of the Depository Trust Company.

Transfer Agent

Our common shares are recorded in registered form on the books of our transfer agent, Odyssey Transfer and Trust Company, located at 2155 Woodland Drive, Suite 100, Woodbury, MN, 55125.

B. Related Party Transactions

RELATED-PARTY TRANSACTIONS

In addition to employment and consulting agreements described elsewhere in this annual report and the agreements related to the acquisition of Nautical Ventures, the following summarizes those transactions since September 1, 2022 to which we have been a participant in which the amount involved exceeded or will exceed $25,000, and in which any of our directors, executive officers or beneficial owners of our common shares who own more than 10% of our common shares or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest.

The following advances from related parties are non-interest bearing and have no specified terms of repayment. As of August 31, 2025, the amounts due to and from related parties are as follows:

As of August 31,
2025
$
Share subscription receivable
9335‑1427 Quebec Inc.(1)	18,193
Alexandre Mongeon(2)	10,333
28,526

Amounts due to related parties included in trade and other payable
Alexandre Mongeon(2)	16,946
Raffi Sossoyan(3)	7,277
Roger Moore(4)	19,520
Daniel Rathe(5)	6,154
49,897

Proceeds receivable from related parties
Non-interest bearing demand note receivable from Marine Ventures LLC(6)	3,422,154
Contingent receivable from Marine Ventures LLC(6)	6,967,763
10,389,917

Purchase consideration payable to related party
Initial Convertible Note due to Roger Moore(4)	3,111,810
Subsequent Convertible Note due to Roger Moore(4)	653,262
Real Estate Note due to Roger Moore(4)	1,283,484
5,048,506

The following table summarizes our related party transactions for the years ended August 31, 2025, 2024 and 2023:

	August 31,	August 31,	August 31,
	2025	2024	2023
	$	$	$
Expenses:

Research and Development
Mac Engineering, SASU(7)	997,479	2,028,793	405,416

Office salaries and benefits
Montana Strategies Inc.(8)	—	—	21,481

Interest expense
Roger Moore(4)	45,448	—	—

Rent expense
California Electric Boat Company(8)(9)	196,129	16,503	—
Marine Ventures LLC(6)	148,032	—	—

Income booked through Contributed Surplus:

Management fees
Marine Ventures LLC(6)	254,084	—	—
(1)	Mr. Alexandre Mongeon has control and dipositive power over 9335-1427 Quebec Inc.
(2)	Mr. Alexandre Mongeon is Chief Executive Officer of the Company.

(3)	Mr. Raffi Sossoyan is the Chief Financial Officer of the Company.
(4)	Mr. Roger Moore is the Chief Revenue Officer of the Company.
(5)	Daniel Rathe is the Chief Technical Officer of the Company.
(6)	Mr. Roger Moore has control and dipositive power over Marine Ventures LLC.
(7)	Mr. Xavier Montagne, a former officer of the Company until July 2025, has control and dipositive power over Mac Engineering, SASU.
(8)	Prior to June 3, 2021, Montana Strategies Inc. was a wholly owned corporation of Philippe Pellerin a related party who operated our rental business in the United States (prior to the sale of EBR).
(8)	Mr. Alexandre Mongeon has control and dipositive power over California Electric Boat Company Inc.
(9)	The Company leases its Boisbriand premises from California Electric Boat Company Inc. Prior to August 1, 2024, this lease was accounted for as a right-of-use asset and lease liability. However, on August 1, 2024, the lease was renegotiated for a one year term only and ceased to be accounted for as a right-of-use asset and lease liability. As such, as at August 31, 2025, the right-of-use asset for this lease was nil (August 31, 2024 – nil; August 31, 2023 – $939,014) and the lease liability was nil (August 31, 2024 – nil; August 31, 2023 – $1,031,202).

On June 10, 2025, Nautical Ventures entered into lease agreements with Marine Ventures LLC, an entity over which Roger Moore, an officer of the Company, has control and dipositive power. The lease agreements were for commercial properties, two of which were subsequently sold. The remaining properties are described in the “Property, Plant and Equipment” section above (excluding the Palm Beach property which was one of the two properties sold and is now leased from the new third party owner]. For two of the locations, the lease term is for one year with nine additional options to extend the term of the lease for additional periods of one year each with total monthly lease payments totaling $71,860. For four of the locations, the lease term is for five years with one additional option to extend the term of the lease for an additional period of five years with total monthly lease payments totaling $133,775. We have an exclusive option to purchase each of these properties at any time during the lease term of the relevant property.

In addition to employment and consulting agreements described elsewhere in this Annual Report, we have entered into the following transactions with our directors, officers, promoters and shareholders who beneficially own more than 10% of our common shares:

●	We pay rent to California Electric Boat Company Inc. for the use of our manufacturing space and offices. Our Chief Executive Officer is an affiliate of California Electric Boat Company. This space is in four adjacent units each under a separate lease. One lease is for 3,607 square feet, has a monthly rent of C$4,485 and expires on July 31, 2026. The second lease is for 3,611 square feet, has a monthly rent of C$4,490 and expires on July 31, 2026. The third lease is for 3,607 square feet, has a monthly rent of C$4,485 and expires on July 31, 2026. The fourth lease is for 3,564 square feet, has a monthly rent of C$4,430 and expires on July 31, 2026. We paid rent to California Electric Boat Company Inc. of $196,129 in our 2025 fiscal year, $227,715 in our 2024 fiscal year and $283,368 in our 2023 fiscal year.
●	We entered into an agreement with Montana Strategies Inc. to rent a forklift truck in connection with EB Rental Ltd.’s operations pursuant to which we paid $62,462 in the fiscal year ended August 31, 2023. This agreement has been terminated.
●	On April 25, 2024, we sold 100% of the shares of EB Rental, Ltd., which previously facilitated our electric boat rental operations located in Newport Beach, California, to EB Strategies Inc. for $794,616. Up until April 25, 2024, EB Strategies Inc was considered a related party whose controlling shareholder was a member of management of our boat rental operation. His employment and association with us ended at the close of this transaction.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

The consolidated financial statements of the Company for the years ended August 31, 2025, 2024 and 2022 have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board, or IASB and are incorporated by reference to Exhibit 99.1 to our report on Form 6-K filed on November 28, 2025. The consolidated financial statements for the years ended August 31, 2025, 2024, and 2023, including related notes, are accompanied by the report of the Company’s independent registered public accounting firm, M&K CPAS, PLLC, for the years ended August 31, 2025 and 2024, and Ernst & Young LLP for the year ended August 31, 2023.

Legal Proceedings

Except as otherwise disclosed herein, as of the date of this Annual Report, in the opinion of our management, we are not currently a party to any litigation or legal proceedings which are material, either individually or in the aggregate, and, to our knowledge, no legal proceedings of a material nature involving us currently are contemplated by any individuals, entities or governmental authorities.

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

Our company was incorporated under the laws of the Province of Quebec, Canada on August 27, 2012, under the name Riopel Marine, Inc. We amended our Articles of Incorporation on April 22, 2020, to change our name to Vision Marine Technologies Inc. We amended our Articles of Incorporation on September 30, 2022, to create a new class of preferred shares., (ii) on December 13, 2023, to create the Series A Convertible Preferred Shares (the “Series A Preferred Shares”), and (ii) on December 13, 2023, to create the Series B Convertible Preferred Shares (the “Series B Preferred Shares”). The following is a description of certain sections of our Articles of Incorporation as amended.

Remuneration of Directors

Our directors are entitled to the remuneration for acting as directors as the directors may from time to time determine. Unless otherwise provided for in a unanimous shareholder’s agreement, the Board fixes, from time to time, by resolution, the remuneration of the directors. In addition, the Board, may, by resolution, grant special compensation to a director who performs a specific or additional mandate on our behalf. Directors also have the right to be reimbursed for travel expenses and all reasonable costs and expenses incurred in the exercise of their duties.

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

Our directors may from time to time on behalf of our company, without shareholder approval:

●	Take out loans;
●	Issue, reissue, sell or mortgage its debt securities;
●	Give security for the performance of another person’s obligation;
●	Mortgage all or part of his property, present or future, in order to guarantee the performance of any obligation;
●	Fill vacancies in the directors or the auditor or to appoint additional directors;
●	Appoint our chairman and the chairman of our Board, the head of management, the head of operations or the head of finance, and fix their remuneration;
●	Authorize the issue of shares;
●	Approve the transfer of unpaid shares;
●	Declare dividends;

●	Acquire, in particular by purchase, redemption or exchange, shares issued by us;
●	Subdivide, redesign or convert shares;
●	Authorize the payment of a commission to a person who purchases our shares or other securities, or who undertakes to buy or to have these shares or values purchased;
●	Approve the financial statements presented at annual meetings of shareholders;
●	Adopt the rules of procedure, modify or repeal them;
●	Authorize calls for payments;
●	Authorize the confiscation of shares;
●	Approve an amendment to the Articles of Incorporation allowing the series division of a class of unissued shares and establish the designation, rights and restrictions;
●	Approve a simplified merger.

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

Rights, Preferences and Restrictions Attaching to Our Shares

Our Voting Common Shares, subject to the Business Corporations Act, are entitled to the following rights, privileges, restrictions and conditions attaching to our Voting Common Shares:

●	Voting Common Shares carry the right to vote at every shareholders’ meeting and receive a notice of meeting; each shareholder has one vote per share during the meeting;
●	Voting Common Shares carry the right to receive any dividend;
●	Voting Common Shares have the right to share the remainder of the assets in the event of our liquidation or dissolution.

Our Non-Voting Common Shares, subject to the Business Corporations Act, are entitled to the following rights, privileges, restrictions and conditions attaching to our Non-Voting Common Shares:

●	Non-Voting Common Shares do not carry the right to vote at shareholder meetings or to receive notice of such meetings;
●	Non-Voting Common Shares carry the right to receive any dividend;
●	Non-Voting Common Shares have the right to share the remainder of the assets in the event of our liquidation or dissolution.

Our directors may at any time and from time to time issue the Preferred Shares in one (1) or more series, each series to consist of such number of shares as may before issuance thereof be determined by the directors, with such designation, rights, restrictions, conditions and limitations to attach to the Preferred Shares as our directors may determine.

To date, we have created:

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

Each Series A Preferred Share is convertible, at any time and from time to time, after they are issued, at the option of the holder into that number of Common Shares determined by dividing the stated value of such Series A Preferred Shares by the conversion price. The conversion price shall be equal to $1,417.50 subject to any adjustments otherwise provided in the articles of amendment. However, the conversion price in connection with a forced conversion would be the lesser of the then price and 80% of the average VWAP during the five trading days ending on and including the forced conversion date. In no event, shall the conversion price be less than $405.00, subject to adjustment.

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

Each Series B Preferred Share is convertible, at any time and from time to time, after they are issued, at the option of the holder into that number of Common Shares determined by dividing the stated value of such Series B Preferred Shares by the conversion price. The conversion price shall be equal to $1,417.50 subject to any adjustments otherwise provided in the articles of amendment. However, the conversion price in connection with a forced conversion would be the lesser of the then price and 80% of the average VWAP during the five trading days ending on and including the forced conversion date. In no event, shall the conversion price be less than $405.00, subject to adjustment.

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

We also have the right to redeem all but not less than all of the stated value of the Series B Preferred Shares then outstanding in cash at a price equal to 120% of the stated value being redeemed as of the redemption date. The Series B Preferred Shares also have adjustment mechanisms in order to insure that upon any splits or reverse splits any appropriate adjustment shall be made to the conversion price and to the number of common shares and contain specific adjustments for any equity sales which are issued below the then set price.

Shareholder Meetings

The Business Corporations Act provides that: (i) we must hold an annual meeting of shareholders; if necessary, we can hold one or more special shareholder’s meetings; (ii) shareholders meeting may be held in Quebec, in any place chosen by the Board, or may be held at a location outside Quebec if the articles allow it, or if all the shareholders entitled to vote agree; (iii) an annual meeting must be held within 15 months of the previous annual meeting; (iv) the Board may at any time call a special meeting; (v) shareholders holding at least 10% of the shares giving the right to vote at the special meeting requested to be convened may, by means of a notice, request the Board to convene a special meeting for the purposes set out in their request.

C.	Material Contracts

In addition to the contracts described elsewhere in this Annual Report, the following are summaries of each material contract to which we are a party for the two years preceding the date of this Annual Report.

December 2023 Private Placement

On December 14, 2023, the Company announced that it entered into definitive securities purchase agreements with several institutional and accredited investors (the “Investors”) for the sale of its preferred shares and warrants. We sold an aggregate of 3,000 shares of our non-dividend bearing Series A Convertible Preferred Shares, with a stated value of $1,000 per share, and Warrants to purchase up to 2,124 of its common shares for aggregate gross proceeds of $3.0 million, before deducting placement agent fees and other offering expenses. Investors were also granted an option to purchase up to an additional 3,000 shares of Series A Convertible Preferred Shares and up to an additional 2,124 Warrants for a period of six (6) months from the execution of the definitive securities purchase agreements. The shares of Series A Convertible Preferred Shares are initially convertible into an aggregate of 2,124 common shares of the Company at a conversion price of $1,417.50 per share, as may be adjusted, for a period of twelve (12) months, at which time the Series A Convertible Preferred Shares becomes mandatorily convertible, subject to a potential price adjustment at maturity. The Warrants have an exercise price of $1,417.50 per share and will expire five (5) years from the date of issuance. Simultaneously with the execution of the definitive securities purchase agreement, the Company has agreed to reduce the exercise price of 2,060 of its previously issued warrants from $5,467.50 and $5,683.50 to $1,417.50, which includes certain participating investors, who have entered into warrant amendment agreements with the Company. Joseph Gunnar & Co., LLC acted as the exclusive placement agent for the offering. The offering closed on December 21, 2023.

In connection with this offering, the Company paid Joseph Gunnar & Co., LLC, as placement agent, an aggregate cash fee equal to 6% of the gross proceeds. Additionally, the Company issued to Joseph Gunnar & Co., LLC or its designees, warrants to purchase 103 common shares. The warrants are exercisable six months following the date of issuance, at an exercise price of $1,417.50 per common share, and will expire five years from the date of issuance.

January 2024 Private Placement

On January 18, 2024, the Company announced that it had entered into definitive securities purchase agreement with the Government of Quebec, through Investissement Québec (the “Investor”) for the sale of its preferred shares and warrants. Vision Marine sold an aggregate of 3,000 shares of its non-dividend bearing Series B Convertible Preferred Shares, with a stated value of $1,000 per share, and Warrants to purchase up to 2,117 of its common shares for aggregate gross proceeds of $3.0 million, before deducting placement agent fees and other offering expenses. The shares of Series B Convertible Preferred Shares are initially convertible into an aggregate of 2,117 common shares of the Company at a conversion price of $1,417.50 per share, as may be adjusted, for a period of twelve (12) months, at which time the Series B Convertible Preferred Shares become mandatorily convertible, subject to a potential price adjustment at maturity. The Warrants have an exercise price of $1,417.50 per share and will expire five (5) years from the date of issuance.

August 2024 Warrant Exchange

2,124 warrants to purchase Voting Common Shares issued to Series A Convertible Preferred shareholders were exchanged for 4,186 Voting Common Shares and 48 Pre-Funded Warrants.

September 2024 Private Placement

On September 16, 2024, the Company entered into a subscription agreement with investors for the purchase and sale of 37,778 Voting Common Shares at a purchase price of $90.00 per share, in a private placement offering exempt from registration under the Securities Act pursuant to Regulation S promulgated thereunder.

In connection with this offering, the Company paid ThinkEquity LLC, as placement agent, an aggregate cash fee equal to 7.5% of the gross proceeds. Additionally, the Company issued to ThinkEquity LLC or its designees, warrants to purchase 1,896 Voting Common Shares. The warrants are exercisable six months following the date of issuance, at an exercise price of $112.50 per share, and will expire five years from the date of issuance.

October 2024 “At the Market” Placement

We established an “at-the-market” facility with ThinkEquity LLC for the sale of up to $11.75 million of Voting Common Shares. By January 13, 2025, we had issued 447,816 Voting Common Shares as part of the “at the market” public offering for a total cash consideration of $11,749,616, less transaction costs of $681,063, and as a result, we had no additional securities to sell under this facility.

January 2025 Private Placement

On January 16, 2025, the Company entered into a subscription agreement with investors for the purchase and sale of 425,640 Voting Common Shares and 45,000 pre-funded warrants at a purchase price of $12.50 per share (inclusive of the pre-funded warrant exercise price), in a private placement offering exempt from registration under the Securities Act pursuant to Regulation S promulgated thereunder.

In connection with this offering, the Company paid ThinkEquity LLC, as placement agent, an aggregate cash fee equal to 8% of the gross proceeds. Additionally, the Company issued to ThinkEquity LLC or its designees, warrants to purchase 23,537 Voting Common Shares. The warrants are exercisable six months following the date of issuance, at an exercise price of $15.00 per share, and will expire five and half years from the date of issuance.

August 2025 Underwriting Agreement

On August 15, 2025, we entered into an underwriting agreement with ThinkEquity LLC (the “Underwriter”), pursuant to which we issued and sold, in a firm commitment offering, an aggregate of 2,075,000 of our common shares, no par value, and 1,425,000 pre-funded warrants at a public offering price of $2.00 per common share (inclusive of the pre-funded warrant exercise price). The offering closed on August 18, 2025 and generated gross proceeds of $7,000,000 before deducting underwriting discount and other Offering expenses payable by the Company. Pursuant to such Underwriting Agreement, we have agreed that, subject to certain exceptions or prior written consent of the Underwriter, (i) we will not issue, or enter into any agreement to issue or announce the issuance or proposed issuance of our common shares (or securities deemed equivalent to common shares) for a period of sixty days following the closing of the offering and that (ii) we will not enter into a variable rate transaction for a period of six months following the closing of the offering. The Agreement contains customary representations, warranties and agreements on our part, indemnification obligations and other obligations of the parties.

The underwriting discount was 6.5% and we granted the Underwriter an option expiring 45-days from the effective date of the Registration Statement to purchase up to an additional 525,000 of our common shares or pre-funded warrants to cover over-allotments representing 15% of the common shares and pre-funded warrants sold in the offering. Additionally, we issued to the Underwriter and/or its designees warrants to purchase up to 175,000 common shares. Such warrants have a term of five years commencing August 15, 2025, are exercisable commencing August 18, 2025, and have an exercise price of $2.50 per common share.

Equity Purchase Agreement

On June 20, 2025, we entered into an Equity Purchase Agreement (together with the ancillary agreements described therein, the “Agreement”) to acquire Nautical Ventures and other related entities. The acquisition of Nautical Ventures (the “Acquisition”) pursuant to the Agreement occurred on June 23, 2025. Pursuant to the Agreement, we acquired all of the issued and outstanding equity of Nautical Ventures in exchange for:

(i)	the payment of $2.3 million to settle certain indebtedness and outstanding tax liabilities of Nautical Ventures;
(ii)

the issuance of a convertible note (the “Initial Convertible Note”) is in a principal amount of $4,000,000. The Initial Convertible Note has a term of twenty-four months, bears interest at the rate of 6% per year (12% in the event of a default) and is convertible into common shares at a conversion price of $8.624 per share. We are required to make a minimum monthly payment of $20,000 of interest and principal on the Initial Convertible Note; and

(iii)

an agreement to issue convertible notes for up to US$2,000,000 each on terms substantially identical to the Initial Convertible Note depending on the outcome of (a) certain claims against Nautical Ventures and (b) the sale of properties in North Palm Beach.

Pursuant to the Agreement, we may obtain all of the outstanding membership interests of Moore Marine Ventures LLC (“Marine Ventures”), a Florida limited liability company controlled by Roger Moore, the chairman and chief economic officer of Nautical Ventures and a party to the Agreement that owned 93% of the equity interest of Nautical Ventures at the time of the Agreement, and/or of the properties indirectly owned by Marine Ventures. Marine Ventures owns several subsidiaries that own a total of six properties leased by Nautical Ventures in the operation of its business. The consideration to be paid in exchange for the acquisition of Marine Ventures and/or the properties that it indirectly owns depends on how many of the six properties indirectly owned by Marine Ventures that we opt to purchase. If we elect to purchase Marine Ventures and/or all of the six properties that it indirectly owns, we will

(i)	deliver evidence of payment of indebtedness of Marine Ventures and/or its subsidiaries;
(ii)

issue a convertible note (the “Subsequent Convertible Note”) in a principal amount of $2,000,000. The Subsequent Convertible Note would have a term of thirty-six months, bear interest at the rate of 6% per year (12% in the event of a default) and would be convertible into common shares at a conversion price of $8.624 per share. Upon issuance of such Subsequent Convertible Note, we would be required to make a minimum monthly payment of $10,000 of interest and principal on the Subsequent Convertible Note; and

(iii)	issue up to 225,012 of our common shares (the “Equity Consideration”).

The Initial Convertible Note was placed into escrow with us and the Equity Consideration will be placed into escrow with us to secure potential purchase price adjustments under the Agreement under which we may reduce the Initial Convertible Note and the Equity Consideration including (i) as based on a calculation of the difference between Nautical Venture’s estimates of its indebtedness, net working capital and transaction expenses and the actual amounts of each as determined within 120 days from closing, with the net working capital target which is set at $6,000,000 (ii) for certain indemnifications resulting from liabilities under the Equity Purchase Agreement (not to exceed $3,000,000). On August 25, 2025, an amendment to the Agreement was executed whereby the above potential purchase price adjustments were waived and the actual Nautical Ventures indebtedness and working capital targets were met at closing.

In connection with the Acquisition, we invested $1,690,210.61 in Nautical Ventures to fund operating expenses.

An additional closing condition of the Acquisition was that Nautical Ventures enter into a new employment agreement with Roger Moore. Pursuant to the new employment agreement, Mr. Moore will serve as the Chief Revenue Officer of Nautical Ventures in exchange for a salary of $350,000 per year and eligibility for a discretionary bonus.

In October 2025, Marine Ventures completed the sale of two properties in North Palm Beach. We received net proceeds of approximately $3.8 million from these transactions, after repayment of the related mortgage obligations. Upon completion of these transactions, we issued a convertible note (“Real Estate Note”) in a principal amount of $2,000,000 to Roger Moore. The Real Estate Note has a term of twenty-four months, bears interest at the rate of 6% per year (12% in the event of a default) and is convertible into common shares at a conversion price of $8.624 per share. We are required to make a minimum monthly payment of $10,000 of interest and principal on the Real Estate Note.

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

For a direct acquisition that would result in an acquisition of control of our company, subject to the exception for “WTO-investors” that are controlled by persons who are resident in World Trade Organization (“WTO”) member nations, a proposed investment would be reviewable where the value of the acquired assets is C$5 million or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, where the value of the acquired assets is less than C$5 million.

For a proposed indirect acquisition that by an investor other than a so-called WTO investor that would result in an acquisition of control of our company through the acquisition of a non-Canadian parent entity, the investment would be reviewable where the value of the assets of the entity carrying on the Canadian business, and of all other entities in Canada, the control of which is acquired, directly or indirectly is C$50 million or more. The threshold is reduced to C$5 million or more for a direct acquisition of control of the company by a non-WTO investor.

In the case of a direct acquisition by or from a “WTO investor”, the threshold is significantly higher. An investment in common shares of our company by a WTO investor would be reviewable only if it was an investment to acquire control of the company and the enterprise value of the assets of the company was equal to or greater than a specified amount, which is published by the Minister after its determination for any particular year. This amount is currently C$1.075 billion (unless the WTO member is party to one of a list of certain free trade agreements, in which case the amount is currently C$1.613 billion); beginning January 1, 2019, both thresholds will be adjusted annually by a GDP (Gross Domestic Product) based index.

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

	Contractual	Less than		Greater than
	cash flows	one year	1‑5 years	5 years
	$	$	$	$
August 31, 2025
Trade and other payables	8,607,790	8,607,790	—	—
Floor plan financing	32,511,664	32,511,664	—	—
Long-term debt	2,030,995	657,110	1,373,885	—
Purchase consideration payable to related party	5,048,506	—	5,048,506	—
	48,198,955	41,776,564	6,422,391	—

August 31, 2024
Trade and other payables	3,333,858	3,333,858	—	—
Advances from related parties	62,721	62,721	—	—
Long-term debt	339,960	75,159	264,801	—
	3,736,539	3,471,738	264,801	—

Interest rate risk

We are exposed to interest rate risk on our variable rate bank indebtedness and variable and fixed rate long-term debt. Fixed-rate borrowings exposes us to fair value risk while variable rate borrowings exposes us to cash flow risk.

Foreign exchange risk

Foreign exchange risk is the risk that future cash flows or fair value of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to transactional foreign currency risk to the extent that there is a mismatch between the currencies in which sales, purchases, receivables and borrowings are denominated and the respective functional currencies of the Company and its subsidiaries. The Company has certain financial assets and liabilities denominated in Canadian dollars. The U.S. dollar equivalent carrying amounts of these assets and liabilities are as follows:

	2025	2024
	$	$
Cash	48,621	18,545
Trade and other receivables	60,052	75,609
Trade and other payables	463,604	980,061
Long-term debt	189,865	339,960

Sensitivity

A reasonably possible 5% strengthening (weakening) of the Canadian dollar against the U.S. Dollar at the reporting date would have increased (decreased) net loss and other comprehensive loss by the amounts shown below. This analysis assumes that all other variables remain constant.

	Net income (loss)		Other comprehensive income
	+5%	-5%	+5%	-5%
	$	$	$	$
August 31, 2025	439,556	(439,556)	(1,728,309)	1,728,309

Fair value measurement and hierarchy

The fair value measurement of the Company’s financial and non-financial assets and liabilities utilizes market observable inputs and data as far as possible. Inputs used in determining fair value measurements are categorized into different levels based on how observable the inputs used in the valuation technique utilized are (the “fair value hierarchy”):

-Level 1: Quoted prices in active markets for identical items (unadjusted);

-Level 2: Observable direct or indirect inputs other than Level 1 inputs; and

-Level 3: Unobservable inputs (i.e., not derived from market data).

The classification of an item into the above levels is based on the lowest level of the inputs used that has a significant effect on the fair value measurement of the item. Transfers of items between levels are recognized in the period they occur.

The carrying amount of trade and other receivables, advances from related parties, floor plan financing and trade and other payables are assumed to approximate their fair value due to their short-term nature.

The fair value of long-term financial liabilities is estimated by discounting the remaining contractual maturities at the current market interest rate that is available for similar financial liabilities.

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

The fair value of the derivative liabilities related to the warrants issued is classified as Level 3 in the fair value hierarchy and is calculated using the Black-Scholes Option Pricing Model using the historical volatility of comparable companies as an estimate of future volatility. As at August 31, 2025, the Company used volatility of approximately 75% to 101% over the remaining contractual life in order to determine the fair value of the derivative liabilities.

The fair value of the derivative liabilities related to the Series A and B Convertible Preferred Shares is classified as Level 3 in the fair value hierarchy and is calculated using the Monte Carlo simulation run under the Geometric Brownian Motion model. The significant input assumptions into the model for each valuation date include the starting share price, a 70% volatility applied to the Series A and Series B Convertible Preferred Shares as at the issuance date, a 75% volatility applied to the Series A and Series B Convertible Preferred Shares as at August 31, 2025 and a risk-free rate based on the U.S. treasury rates matching the duration of each component of the Series A and Series B Convertible Preferred Shares.

The fair value of the derivative liabilities related to the Initial, Subsequent, and Real Estate Notes issued or issuable as consideration with respect to the Nautical Ventures acquisition is classified as Level 3 in the fair value hierarchy. Each of the three Nautical Ventures-related convertible notes contains an embedded conversion feature that is required to be measured at fair value. These values are sensitive to changes in the Company’s share price, expected volatility, credit risk, and, in the case of the Subsequent Note, a 50% probability of issuance. The sharp decline in the Company’s share price between the Acquisition Date and year-end resulted in a meaningful reduction in the fair value of these embedded derivatives during the year.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not Applicable.

B. Warrants and Rights

Not Applicable.

C. Other Securities

Not Applicable.

D. American Depositary Shares

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have not been any defaults with respect to dividends, arrearages or delinquencies since incorporation in 2012, there have been (i) no the payment of principal, interest, a sinking or purchase fund installment, (ii) no other material default not cured within 30 days, relating to our indebtedness or any of our significant subsidiaries that were subsidiaries at such time and (iii) no payment of dividends is in arrears and there has been no other material delinquency not cured within 30 days with respect to our securities.

Although Nautical Ventures’ non-compliance with the covenant requiring threshold debt service coverage ratios due to the reduced margins throughout 2024 caused by excessive dealer inventory levels, fierce competition and high floor plan interest triggered technical defaults with five of its lenders, such defaults occurred prior to our acquisition of Nautical Ventures and the relevant lenders signed forbearance agreements in connection with such defaults.

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

As required by Rule 13a-15 or 15d-15 under the Exchange Act, we have carried out an evaluation of the effectiveness of our Company’s disclosure controls and procedures as of the end of the period covered by this Annual Report, being August 31, 2025. This evaluation was carried out by our Chief Executive Officer and Chief Financial Officer. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures at August 31, 2025 were not effective to provide reasonable assurance that material information required to be disclosed by us in the reports that we file with, or submit to, the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and regulations, solely due to the presence of a material weakness in internal controls over financial reporting as described below, which management is in the process of remediating.

B. Management’s Annual Report On Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reports in accordance with IFRS. Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, our management assessed the effectiveness of our internal control over financial reporting as at August 31, 2025. In making this assessment, our management used the criteria, established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

As a result of the year-end assessment process for the year ended August 31, 2025, we identified that we did not maintain effective processes and controls over the financial statement close process and the accounting for and reporting of complex and non-routine transactions due to a material weakness. Specifically, we determined that there was a lack of sufficient accounting and finance personnel to enable appropriate level of internal controls within the financial statement close process, including performing in-depth analysis and review of complex accounting matters and non-routine transactions within the timeframes set by us for filing our consolidated financial statements. Because of this deficiency, we concluded there was a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis at August 31, 2025.

A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected.

To remediate the identified material weakness, management is in the process of hiring additional personnel and designing and implementing revised controls and procedures which management believes will address the material weakness. These controls and procedures include establishing a more comprehensive schedule for management review of financial information and establishing additional review procedures over the accounting for complex and non-routine transactions. As at August 31, 2025, the Company is working on remediating the identified material weakness.

Notwithstanding the material weakness, management has concluded that the Company’s consolidated financial statements as at and for the year ended August 31, 2025 present fairly, in all material respects, the Company’s financial position, results of operations, changes in equity and cash flows in accordance with IFRS.

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

D. Changes In Internal Control Over Financial Reporting

Other than described above, no changes were made to our internal controls over financial reporting that occurred during the fiscal year ended August 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics (the “Code”) that applies to our directors, officers and other employees. The Code was filed as an exhibit to amendment number 2 to our registration statement on Form F-1 on September 22, 2020. During the year ended August 31, 2025, no waivers or requests for exemptions from the Code were either requested or granted. The Code may be viewed on our website at https://investors.visionmarinetechnologies.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

We have appointed M&K CPAS, PLLC as our independent registered public accounting firm for the fiscal years ended August 31, 2025 and 2024. For the fiscal year ended August 31, 2023, our independent registered public accounting firm was Ernst & Young LLP.

The following table sets forth information regarding the amount billed and accrued to us by M&K CPAS LLS for the fiscal years ended August 31, 2025 and 2024:

	Fiscal Year Ended August 31
	2025	2024
Audit Fees:	$419,801	$192,757
Audit Related Fees:	$—	$—
Tax Fees:	$—	$—
Total:	$419,801	$192,757

The following table sets forth information regarding the amount billed and accrued to us by Ernst & Young LLP for the fiscal years ended August 31, 2025 and 2024:

	Fiscal Year Ended August 31
	2025	2024
Audit Fees:	$73,034	$392,320
Audit Related Fees:	$—	$—
Tax Fees:	$—	$45,411
Total:	$180,364	$437,731

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

Shareholder Meeting Quorum Requirements: The Company does not follow Nasdaq Stock Market Rule 5620(c) which requires that the minimum quorum requirement for a meeting of shareholders be 33 1/3 % of the outstanding common shares. In addition, Nasdaq Stock Market Rule 5620(c) requires that an issuer listed on Nasdaq state its quorum requirement in its by-laws. In lieu of following Nasdaq Stock Market Rule 5620(c), the Company follows Canadian corporate law. In accordance with Canadian corporate law, it is the by-laws of the Company that set the quorum requirements for shareholder meetings. Currently, the by-laws provide that two or more holders of shares carrying not less in aggregate than 5% of the votes entitled to be voted at the meeting present in person or represented by proxy shall be considered quorum.

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

Our audited financial statements as of August 31, 2025, 2024 and 2023 contained in Exhibit 99.1 to our report on Form 6-K filed on November 28, 2025 are incorporated herein by reference.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit Index	Description
2.1	Description of Securities Pursuant to Section 12 of the Exchange Act, filed as Exhibit 2.1 to our annual report on Form 20-F filed with the SEC on April 5, 2024.
3.1	Certificate of Incorporation, filed as Exhibit 3.1 to our registration statement on Form F-1 filed with the SEC on July 9, 2020.
3.2	Certificate of Amendment, filed as Exhibit 3.2 to our registration statement on Form F-1 filed with the SEC on July 9, 2020.
3.3	Articles of Amendment to the Company’s Articles of Incorporation, as amended, filed as Exhibit 3.1 to our report on Form 6-K filed with the SEC on September 30, 2022.
3.4	Vision Marine Technologies Inc. General By-Laws, filed as Exhibit 3.1 to our report on Form 6-K filed with the SEC on September 1, 2023.
3.5	Certificate of Modification of the Series A Convertible Preferred Stock, filed as Exhibit 99.1 to our report on Form 6-k filed with the SEC on December 22, 2023
3.6	Certificate of Modification of the Series B Convertible Preferred Stock, dated January 15, 2024, filed as Exhibit 99.1 to our report on Form 6-k filed with the SEC on February 8, 2024
4.1	Share Certificate – Common Shares, filed as Exhibit 4.1 to our registration statement on Form F-1, as amended, filed with the SEC on September 22, 2020.
8.1	Subsidiaries List of Subsidiaries (incorporated by reference to Exhibit 21.1 to the Registrant’s Form F-1, filed on August 12, 2025)
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

10.3	Amended and Restated Share Option Plan.*
10.4

Manufacturing and Supply Agreement, dated October 21, 2021, between the Company and Linamar Corporation, filed as Exhibit 10.9 to our annual report on Form 20-F filed with the SEC on December 30, 2021.

10.5	Summary translation of Mac Engineering Agreement with the Company, dated February 16, 2021 filed as Exhibit 10.10 to our annual report on Form 20-F filed with the SEC on December 30, 2021.
10.6	Form of Warrant, dated as of December 21, 2023, filed as Exhibit 99.2 to our report on Form 6-k filed with the SEC on December 22, 2023
10.7	Form of Securities Purchase Agreement, dated as of December 21, 2023, filed as Exhibit 99.3 to our report on Form 6-k filed with the SEC on December 22, 2023
10.8	Form of Registration Rights Agreement, dated as of December 21, 2023, filed as Exhibit 99.4 to our report on Form 6-k filed with the SEC on December 22, 2023
10.9	Form of Placement Agent Agreement, filed as Exhibit 99.5 to our report on Form 6-k filed with the SEC on December 22, 2023
10.10	Form of Warrant, dated as of January 17, 2024, filed as Exhibit 99.2 to our report on Form 6-k filed with the SEC on February 8, 2024
10.11	Form of Subscription Agreement, dated as of January 17, 2024, filed as Exhibit 99.3 to our report on Form 6-k filed with the SEC on February 8, 2024
10.12	Form of Registration Rights Agreement, dated as of January 17, 2024, filed as Exhibit 99.4 to our report on Form 6-k filed with the SEC on February 8, 2024
10.13	Form of Agency Agreement with iA Private Wealth Inc., filed as Exhibit 99.5 to our report on Form 6-k filed with the SEC on February 8, 2024
10.14	Form of Placement Agent Warrant Agreement, filed as Exhibit 4.1 to our report on Form 6-k filed with the SEC on September 16, 2024
10.15	Placement Agency Agreement with ThinkEquity LLC, dated September 13, 2024, filed as Exhibit 10.1 to our report on Form 6-k filed with the SEC on September 16, 2024

10.16	Form of Placement Agent Warrant Agreement, filed as Exhibit 4.1 to our report on Form 6-k filed with the SEC on September 16, 2024
10.17	Summary translation of Mac Engineering Agreement with the Company, dated February 16, 2021 (incorporated by reference to Exhibit 10.10 to the Registrant’s Form 20-F, filed on December 30, 2021)
10.18

Form of Share Purchase Agreement, dated as of April 25, 2024, by and among the Company, 7858078 Canada Inc. and Stratégies Eb Inc. (incorporated by reference to Exhibit 10.13 to the Registrant’s Form F-1, filed on July 1, 2024)

10.19	Form of Warrant Exchange Agreement, dated as of August 16, 2024 (incorporated by reference to Exhibit 10.1 to the Registrant’s current report on Form 6-K, filed on August 20, 2024)
10.20	Executive Employment Agreement, dated March 1, 2024, between the Registrant and Raffi Sossoyan (incorporated by reference to Exhibit 10.15 to the Company’s Form F-1/A filed on September 4, 2024)
10.21

Amending Agreement to Executive Employment Agreement, dated February 27, 2024, between the Registrant and Alexandre Mongeon (incorporated by reference to Exhibit 10.16 to the Company’s Form F-1/A filed on September 4, 2024)

10.22

Equity Purchase Agreement, dated as of June 20, 2025, among Vision Marine Technologies Inc., NVG Holdings Inc., Roger Moore and Jeff Garcia Code of Conduct and Ethics (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on July 1, 2025)+

10.23	Form of Convertible Promissory Note pursuant to the Equity Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on July 1, 2025)
10.24

Executive Employment Agreement, dated September 25, 2025 between the Company and Mr. Alexandre Mongeon (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on September 26, 2025)

10.25

Restricted Share Unit Agreement, dated September 25, 2025 between the Company and Mr. Alexandre Mongeon (incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on September 26, 2025)

10.26	Restricted Share Unit Plan, adopted on September 12, 2025 (incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on September 26, 2025)
10.27

Underwriting Agreement, dated August 15, 2025 between the Company and ThinkEquity LLC (filed as Exhibit 1.1 to our report on Form 6-k filed on August 18, 2025) in connection with an August 2025 financing (the “August 2025 Financing”)

10.28	Form of Underwriter Warrant in connection with the August 2025 Financing (filed as Exhibit 4.1 to our report on Form 6-k filed on August 18, 2025)
10.29	Form of Pre-Funded Warrant in connection with the August 2025 Financing (filed as Exhibit 4.2 to our report on Form 6-k filed on August 18, 2025)
10.30	Restricted Share Unit Plan, adopted September 12, 2025 (filed as Exhibit 10.3 t our report on Form 6-k filed on September 26, 2025)
10.31	Employment Agreement, dated June 20, 2025, between the Company and Mr. Moore
10.32	Employment Agreement, dated August 25, 2025, between the Company and Mr. Poudrier
10.33	Employment Agreement, dated July 16, 2025, between the Company and Mr. Rathe
12.1	Section 302(a) Certification of CEO*
12.2	Section 302(a) Certification of CFO*
13.1	Section 906 Certifications of CEO and CFO**
23.1	Consent of M&K CPAS, PLLC*
23.2	Consent of Ernst & Young LLP*
101.INS	XBRL Instance*
101.SCH	XBRL Taxonomy Extension Schema*
101.CAL	XBRL Taxonomy Extension Calculation*
101.DEF	XBRL Taxonomy Extension Definition*
101.LAB	XBRL Taxonomy Extension Labels*
101.PRE	XBRL Taxonomy Extension Presentation*
104	Cover Page Interactive Data File - The cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
*	Filed herewith
**	Furnished herewith
+	Confidential Treatment has been requested for portions of this exhibit. The copy incorporated herein omits the information subject to the confidentiality request.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Vision Marine Technologies Inc.

Date: November 28, 2025

By:	/s/ Alexandre Mongeon
Alexandre Mongeon
Chief Executive Officer