Form 20-F/A
period 2025-08-31
Vision Marine Technologies Inc.
filed 2025-12-19
CIK 1813783

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

The Woodlands, TX

PCAOB ID #2738

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F of Vision Marine Technologies Inc. for the year ended August 31, 2025 filed with the U.S. Securities and Exchange Commission on November 27, 2025 (the “Original 20-F”) is being filed solely for the purpose of filing Exhibit 97.1.

Except as specifically provided above, this Amendment No. 1 to the Annual Report on Form 20-F does not amend, update or restate any other items or sections of the Original 20-F and does not reflect events occurring after the filing of the Original 20-F on November 27, 2025. The filing of this Amendment No. 1 should not be understood to mean that any other statements contained in the Original 20-F are true and complete as of any date subsequent to the date of the Original 20-F.

This Form 20-F/A consists of a cover page, this explanatory note, Item 19, the signature page and the Exhibits (as updated).

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit Index	Description
2.1	Description of Securities Pursuant to Section 12 of the Exchange Act, filed as Exhibit 2.1 to our annual report on Form 20-F filed with the SEC on April 5, 2024.
3.1	Certificate of Incorporation, filed as Exhibit 3.1 to our registration statement on Form F-1 filed with the SEC on July 9, 2020.
3.2	Certificate of Amendment, filed as Exhibit 3.2 to our registration statement on Form F-1 filed with the SEC on July 9, 2020.
3.3	Articles of Amendment to the Company’s Articles of Incorporation, as amended, filed as Exhibit 3.1 to our report on Form 6-K filed with the SEC on September 30, 2022.
3.4	Vision Marine Technologies Inc. General By-Laws, filed as Exhibit 3.1 to our report on Form 6-K filed with the SEC on September 1, 2023.
3.5	Certificate of Modification of the Series A Convertible Preferred Stock, filed as Exhibit 99.1 to our report on Form 6-k filed with the SEC on December 22, 2023
3.6	Certificate of Modification of the Series B Convertible Preferred Stock, dated January 15, 2024, filed as Exhibit 99.1 to our report on Form 6-k filed with the SEC on February 8, 2024
4.1	Share Certificate - Common Shares, filed as Exhibit 4.1 to our registration statement on Form F-1, as amended, filed with the SEC on September 22, 2020.
8.1	Subsidiaries List of Subsidiaries (incorporated by reference to Exhibit 21.1 to the Registrant’s Form F-1, filed on August 12, 2025)
10.1	Commercial Lease Agreement, dated June 10, 2017, between California Electric Boat Company Inc. and the Company (as translated into English from its original text in French), filed as Exhibit 10.1 to our registration statement on Form F-1 filed with the SEC on July 9, 2020.
10.2	Commercial Lease Agreement, dated April 1, 2019, between California Electric Boat Company Inc. and the Company (as translated into English from its original text in French), filed as Exhibit 10.2 to our registration statement on Form F-1 filed with the SEC on July 9, 2020.
10.3	Amended and Restated Share Option Plan.**
10.4	Manufacturing and Supply Agreement, dated October 21, 2021, between the Company and Linamar Corporation, filed as Exhibit 10.9 to our annual report on Form 20-F filed with the SEC on December 30, 2021.
10.5	Summary translation of Mac Engineering Agreement with the Company, dated February 16, 2021 filed as Exhibit 10.10 to our annual report on Form 20-F filed with the SEC on December 30, 2021.
10.6	Form of Warrant, dated as of December 21, 2023, filed as Exhibit 99.2 to our report on Form 6-k filed with the SEC on December 22, 2023
10.7	Form of Securities Purchase Agreement, dated as of December 21, 2023, filed as Exhibit 99.3 to our report on Form 6-k filed with the SEC on December 22, 2023
10.8	Form of Registration Rights Agreement, dated as of December 21, 2023, filed as Exhibit 99.4 to our report on Form 6-k filed with the SEC on December 22, 2023
10.9	Form of Placement Agent Agreement, filed as Exhibit 99.5 to our report on Form 6-k filed with the SEC on December 22, 2023
10.10	Form of Warrant, dated as of January 17, 2024, filed as Exhibit 99.2 to our report on Form 6-k filed with the SEC on February 8, 2024
10.11	Form of Subscription Agreement, dated as of January 17, 2024, filed as Exhibit 99.3 to our report on Form 6-k filed with the SEC on February 8, 2024
10.12	Form of Registration Rights Agreement, dated as of January 17, 2024, filed as Exhibit 99.4 to our report on Form 6-k filed with the SEC on February 8, 2024
10.13	Form of Agency Agreement with iA Private Wealth Inc., filed as Exhibit 99.5 to our report on Form 6-k filed with the SEC on February 8, 2024
10.14	Form of Placement Agent Warrant Agreement, filed as Exhibit 4.1 to our report on Form 6-k filed with the SEC on September 16, 2024
10.15	Placement Agency Agreement with ThinkEquity LLC, dated September 13, 2024, filed as Exhibit 10.1 to our report on Form 6-k filed with the SEC on September 16, 2024

10.16	Form of Placement Agent Warrant Agreement, filed as Exhibit 4.1 to our report on Form 6-k filed with the SEC on September 16, 2024
10.17	Summary translation of Mac Engineering Agreement with the Company, dated February 16, 2021 (incorporated by reference to Exhibit 10.10 to the Registrant’s Form 20-F, filed on December 30, 2021)
10.18	Form of Share Purchase Agreement, dated as of April 25, 2024, by and among the Company, 7858078 Canada Inc. and Stratégies Eb Inc. (incorporated by reference to Exhibit 10.13 to the Registrant’s Form F-1, filed on July 1, 2024)
10.19	Form of Warrant Exchange Agreement, dated as of August 16, 2024 (incorporated by reference to Exhibit 10.1 to the Registrant’s current report on Form 6-K, filed on August 20, 2024)
10.20	Executive Employment Agreement, dated March 1, 2024, between the Registrant and Raffi Sossoyan (incorporated by reference to Exhibit 10.15 to the Company’s Form F-1/A filed on September 4, 2024)
10.21	Amending Agreement to Executive Employment Agreement, dated February 27, 2024, between the Registrant and Alexandre Mongeon (incorporated by reference to Exhibit 10.16 to the Company’s Form F-1/A filed on September 4, 2024)
10.22	Equity Purchase Agreement, dated as of June 20, 2025, among Vision Marine Technologies Inc., NVG Holdings Inc., Roger Moore and Jeff Garcia Code of Conduct and Ethics (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on July 1, 2025)+
10.23	Form of Convertible Promissory Note pursuant to the Equity Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on July 1, 2025)
10.24	Executive Employment Agreement, dated September 25, 2025 between the Company and Mr. Alexandre Mongeon (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on September 26, 2025)
10.25	Restricted Share Unit Agreement, dated September 25, 2025 between the Company and Mr. Alexandre Mongeon (incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on September 26, 2025)
10.26	Restricted Share Unit Plan, adopted on September 12, 2025 (incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on September 26, 2025)
10.27	Underwriting Agreement, dated August 15, 2025 between the Company and ThinkEquity LLC (filed as Exhibit 1.1 to our report on Form 6-k filed on August 18, 2025) in connection with an August 2025 financing (the “August 2025 Financing”)
10.28	Form of Underwriter Warrant in connection with the August 2025 Financing (filed as Exhibit 4.1 to our report on Form 6-k filed on August 18, 2025)
10.29	Form of Pre-Funded Warrant in connection with the August 2025 Financing (filed as Exhibit 4.3 to our report on Form 6-k filed on August 18, 2025)
10.30	Restricted Share Unit Plan, adopted September 12, 2025 (filed as Exhibit 10.3 t our report on Form 6-k filed on September 26, 2025)
10.31	Employment Agreement, dated June 20, 2025, between the Company and Mr. Moore **
10.32	Employment Agreement, dated August 25, 2025, between the Company and Mr. Poudrier **
10.33	Employment Agreement, dated July 16, 2025, between the Company and Mr. Rathe **
12.1	Section 302(a) Certification of CEO**
12.2	Section 302(a) Certification of CFO**
13.1	Section 906 Certifications of CEO and CFO***
23.1	Consent of M&K CPAS, PLLC**
23.2	Consent of Ernst & Young LLP**
97.1	Executive Officer Clawback Policy*
101.INS	XBRL Instance**
101.SCH	XBRL Taxonomy Extension Schema**
101.CAL	XBRL Taxonomy Extension Calculation**
101.DEF	XBRL Taxonomy Extension Definition**
101.LAB	XBRL Taxonomy Extension Labels**
101.PRE	XBRL Taxonomy Extension Presentation**
104	Cover Page Interactive Data File - The cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

*	Filed herewith
**	Previously filed with Vision Marine Technologies Inc.’s Annual Report on Form 20-F for the fiscal year ended August 31, 2025, filed with the SEC on November 28, 2025.
***	Previously furnished with Vision Marine Technologies Inc.’s Annual Report on Form 20-F for the fiscal year ended August 31, 2025, filed with the SEC on November 28, 2025.
+	Confidential Treatment has been requested for portions of this exhibit. The copy incorporated herein omits the information subject to the confidentiality request.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Vision Marine Technologies Inc.

Date: December 19, 2025

By:	/s/ Alexandre Mongeon
Alexandre Mongeon
Chief Executive Officer